

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

December 8, 2010

Commission File Number: 1-15174

Siemens Aktiengesellschaft
(Translation of registrant's name into English)

Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☒ No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-


Our path to
sustainable value creation

Annual Report 2010

SIEMENS

www.siemens.com

Key figures

Financial performance measures (in millions of euros, unless otherwise indicated)	**FY 2010**	FY 2009
New orders (continuing operations)	81,163	78,991
Revenue (continuing operations)	75,978	76,651
Profit Total Sectors	7,789	7,466
Income from continuing operations	4,112	2,457
Return on capital employed (ROCE) (continuing operations)[1]	10.4%	6.1%
Capital structure[2]	0.08	0.31
Free cash flow (continuing operations)	7,111	3,786
Dividend per share (in euros)	2.70[5]	1.60

Employees (continuing operations)[3]		
Total employees worldwide (in thousands)[3]	405	405
Employees in Germany (in thousands)[3]	128	128

Research and development		
R&D employees (in thousands)[4]	30.1	31.8
R&D expenditures (in millions of euros)	3,846	3,900
Percentage of total revenue invested in R&D	5.1%	5.1%
Major R&D facilities	178	176

Siemens' Environmental Portfolio		
Revenue from Environmental Portfolio (in billions of euros)	27.6	26.8
Annual reduction of greenhouse gas emissions due to products and solutions from Environmental Portfolio, compared to the start of fiscal 2002 (in millions of tons of CO_2)	267	214

Some of the figures mentioned above are or may be non-GAAP financial measures. For further information please refer to *www.siemens.com/nonGAAP.*

1 FY 2010: including (3.6) pp related to impairment charges of €1.204 billion (pre-tax) related to Diagnostics and charges of €460 million (pre-tax) related to the strategic reorientation of Siemens IT Solutions and Services; FY 2009: including (4.6) pp related to impairment charges of €1.850 billion (pre-tax) at NSN
2 Adjusted industrial net debt / adjusted EBITDA (continuing operations)
3 As of September 30, 2010 and 2009
4 Average number of employees in fiscal year
5 Proposal to the Annual Shareholders' Meeting

Contents Part I

Introduction

Foundation

Structure

Directions

One Siemens

Vision

Introduction

A company geared for success and profitable growth needs a foundation of values, expertise and experience that encompasses both its history and the people who make it what it is: the company's employees, shareholders and customers.

At Siemens, sustainability – the future orientation that was fostered by our company's founding family back in the nineteenth century and continues to benefit our customers, our shareholders and society today – is an integral part of our foundation.

This foundation is the basis for the company strategy that's now enabling more than 400,000 Siemens employees around the world to channel their knowledge and skills into providing answers to the challenges of our time.

In this year's Annual Report, we'd like to present three projects that showcase our pioneering role in addressing these challenges. Underscoring our focus on innovation- and technology-driven growth markets, we first take a look at a solar thermal power plant in Lebrija, Spain. With a capacity of 50 megawatts, this trailblazing facility will soon be supplying carbon-free power to some 50,000 households.

Shanghai is our next stop. Join us in the Chinese megacity for a tour of the ultra-modern plant where we manufacture SOMATOM Spirit CT scanners. Then visit one of our customers to see how these scanners are helping improve healthcare in rural areas – proof of the importance we attach to cultivating a local presence worldwide and making technological advances available to people all around the globe.

Finally, we'd like to take you for a spin in a state-of-the-art electric car. In pushing electric mobility, we're going beyond vehicles whose advanced drives are launching a new era in transportation. We're also building smart grids that permit the low-loss, long-distance transmission of green electricity to urban areas and developing innovative concepts for batteries that help offset power supply fluctuations by serving as mobile power storage units.

These projects highlight just a few of the innovations spawned by the ideas and knowhow of our employees and realized by the strength of our company. And it's this strength – what we call the power of Siemens – that's enabling us to outpace our competitors by breaking new ground as modern-day pioneers and setting milestones for progress and development in societies worldwide.

Managing Board of Siemens AG

From left to right:
Siegfried Russwurm Industry, Corporate Information Technology, Africa, Middle East
Barbara Kux Corporate Supply Chain Management, Corporate Sustainability, Global Shared Services
Hermann Requardt Healthcare, Corporate Technology
Wolfgang Dehen Energy, Asia, Australia



Joe Kaeser Corporate Finance and Controlling, Financial Services, Siemens IT Solutions and Services, Equity Investments, Siemens Real Estate
Peter Löscher – President and Chief Executive Officer Corporate Communications and Government Affairs, Corporate Development
Peter Y. Solmssen Corporate Legal and Compliance, Americas
Brigitte Ederer Corporate Human Resources, Europe, Commonwealth of Independent States



As of December 1, 2010



On track for sustainable growth

Our vision of change and growth

Responsible, excellent and innovative – these are the values that define who we are and what we do. Sustainability in the broad sense – support for long-term environmental, economic and social progress – is the guiding principle of all our actions.

Our company is providing the world with the solutions it needs to master the challenges of demographic change, urbanization, climate change and globalization. To leverage the potential of these megatrends in both traditional and new markets, we've grouped our activities into three Sectors: Industry, Energy and Healthcare.

We're in an excellent competitive position. Many of our businesses are already market and technology leaders. But we don't just want to maintain our position; we want to expand it. That's why we're:

- focusing on innovation- and technology-driven growth markets
- strengthening our global presence to be a strong local partner to our customers around the world and
- teaming up to use the power of Siemens.

Foundation

We have a strong foundation, comprising our values, sustainability, and market and technology leadership.
For more information, see pages 14-17.


Economy, environment and society
Sustainability – Our guiding principle
Responsible – Excellent – Innovative
Our values
High-quality businesses
Market and technology leadership



Structure

The world is facing major challenges – demographic change, urbanization, climate change and globalization – that demand practical solutions. We drew the strategic consequences early on, rigorously orienting our portfolio toward these megatrends. For further information, please turn to pages 26-31.


Energy
Industry
Healthcare
Megatrends
Demographic change
Urbanization
Climate change
Globalization



Directions

A strong structure alone is not enough. We also need a tightly focused, future-oriented strategy. Within our One Siemens framework, we've defined three strategic directions with nine concrete focus areas. A financial target system and the aim of continuous improvement round out our strategic orientation. More detailed information about what we're doing to fully unleash the power of Siemens is provided on pages 40-47 and 56-63.


Get closer to our customers worldwide – through local entrepreneurship and local value creation
Focus on innovation- and technology-driven growth markets
Use the power of Siemens to further outpace our competitors



Vision

To be a pioneer – this is our vision and our highest aspiration. Building on our solid foundation, strong structure and forward-looking strategy, we're working every day to make this vision a reality. Our vision forms the apex of our strategy pyramid and sets the course for all our activities. For more information, please turn to pages 64-65.

The pioneer in

Energy efficiency

Industrial productivity

Affordable and personalized healthcare

Intelligent infrastructure solutions



One Siemens is the framework for our company's sustainable development and capital-efficient growth. Within this framework, focus areas specify the fields we'll concentrate on in the years ahead. Our overriding aim is to continuously improve our performance vis-à-vis the markets and our competitors while increasing our long-term value.

We want to fully unleash the power of our integrated technology company – for example, by constantly enlarging our Environmental Portfolio and steadily increasing the profit it generates, by continuously expanding our highly diversified service business and by further strengthening our position in the booming markets of the emerging countries.

All these strategic factors are combined in our entrepreneurial vision. As a pioneer in electrical engineering, we were a major force in industrialization. It was our pioneering spirit that made us the global powerhouse we are today. And now we're moving ahead to break new ground in energy efficiency, industrial productivity, affordable and personalized healthcare, and intelligent infrastructure solutions – future-oriented fields in which we'll also play a pioneering role.

Foundation

Foundation: Overview
See page 9.

Coupling innovative concepts and visionary ideas with a far-sighted willingness to take business risks in the interest of achieving enduring success, our founder Werner von Siemens put our company on track to become a global provider of forward-looking, leading-edge technologies. In his day, Werner von Siemens was a pioneer in electrical engineering. And it's this same pioneering spirit that's enabled our company to grow and prosper. Today, we remain intensely committed to blazing new trails.

Now, as in Werner von Siemens' day, we need a strong foundation, a basis that we can build on. This foundation comprises our values, our guiding principle of sustainability and our aim to achieve market and technology leadership all around the world.

"Our tradition and our heritage are
a source of inspiration for the future."

Nathalie von Siemens, great-great-granddaughter of our company's founder

www.siemens.com/values

Our values

Ideas, inventions, patents – ever since the first Siemens company, Telegraphen-Bauanstalt von Siemens & Halske, was founded in 1847, outstanding technological innovations have been the source of our success. As a pioneer in electrical engineering, Siemens was a major force in industrialization. Our company thrived as a pioneer, and the pioneering spirit of our employees continues to drive our success today. Our solutions to the major challenges of our time have made us one of the world's leading technology companies. Our system of values and our strategy provide us with a framework for profitable, sustainable growth while guiding the actions of all our employees. Our company values are an integral part of the foundation of Siemens' strategy pyramid.

Responsible. We're committed to acting responsibly in everything we do. For our customers, we're a reliable partner. For the societies in which we do business, we're a good corporate citizen. For our employees, we're an attractive, long-term employer. And for our shareholders, we generate sustainable growth in our company's value. Not only do we act in accordance with the highest professional and ethical standards; we also demand that our business partners, suppliers and other stakeholders meet these standards as well.

Excellent. We set ambitious targets derived from our vision and test them against benchmarks. We also support our customers in the quest for perfect quality, providing solutions that exceed their expectations. Excellence entails defining a path of continuous improvement, constantly challenging existing processes and quickly seizing new business opportunities. Excellence also means attracting the most talented individuals on the market and giving them the skills and opportunities they need in order to excel.

Innovative. Our employees have changed the world with their inventions and ideas. And we're continuing this more than 160-year tradition of innovation. Our R&D activities are closely aligned with our business strategy. We want to be the trendsetter in all our businesses and achieve market leadership in both established and emerging technologies. As our employees' energy and creativity take us down new and unexplored avenues, we maintain an unremitting focus on business results, measuring the success of our innovations by the enduring success of our customers.
www.siemens.com/values

www.siemens.com/sustainability

Sustainability – Our guiding principle

Our understanding of sustainability is deeply rooted in our company's history and closely linked to our values. More than a century ago, Werner von Siemens insisted that his company fulfill its responsibilities to its employees, to society and to nature. "I won't sell the future of my company," he said, "for a short-term profit." We still live by these words today. To achieve excellence, to capture leading positions in the markets of tomorrow, to develop innovative technologies that help ensure the future viability of modern civilization – this has always been our vision and our challenge.

That's why all our actions and decisions are informed by the principle of sustainability. We act responsibly on behalf of future generations to ensure economic, environmental and social progress. Our aim is to achieve a balance between the environment, business and society. For the environment, we're providing innovative products and solutions that improve both our own ecobalance and that of our customers and suppliers. For our business, we're focusing on long-term value creation. And for society, we're fostering our employees' development and striving to be good citizens in all the communities in which we're active. As a world-leading provider of healthcare products and solutions, we're also helping give people everywhere access to a complete range of advanced medical technologies. What's more, our infrastructure solutions in the areas of mobility, power supply and water are making major contributions to improving living conditions around the world. Our Sustainability Program is helping us achieve these goals by addressing three key areas:

BUSINESS OPPORTUNITIES

In fiscal 2010, our Environmental Portfolio generated revenue of about €28 billion, after reaching the target of €25 billion we'd set for fiscal 2011 considerably faster than planned. Now, we're aiming to push annual revenue from the Portfolio to over €40 billion by the end of 2014. In fiscal 2010, our environmental offerings helped customers reduce their CO_2 emissions by 267 million tons – an amount equal to the total annual CO_2 emissions of 80 million economy-sized cars driven an average of 20,000 kilometers each. We're fostering green innovations and relentlessly driving the development of our Environmental Portfolio. Our commitment to ecofriendly technologies and the successes we've scored in this area are already making us – an integrated technology company that delivers innovative products and solutions – a key enabler on the path to an environmentally aware, climate-friendly, low-carbon society.

"Whoever delivers the best results will ultimately come out ahead, and I always prefer to advertise with achievements rather than words."

Werner von Siemens, January 18, 1876

WALK THE TALK

We've defined sustainability targets for all relevant areas of our company, and we're well on the way to achieving them. A prime example here is our environmental program, which aims to improve our company's CO_2 efficiency (emissions relative to revenue) 20 percent by the end of fiscal 2011, compared to 2006. That's why we plan to invest up to €100 million by the end of 2012 to make our production facilities even greener. For example, as part of our energy efficiency program, we've already conducted "energy health checks" at some 100 major facilities. At the same time, we've launched a program to track the environmental performance of our suppliers – reflecting our commitment to becoming the world's first industrial company with a supply chain that's ecofriendly from end to end. We're also using water much more efficiently. Our target here is to cut consumption at our company 20 percent by fiscal 2011, compared to 2006.

STAKEHOLDER ENGAGEMENT

We're intensifying our communication with our stakeholders as well as our partnerships with other organizations. To support the ongoing development of our sustainability strategy, we've set up a high-level panel of experts, the Siemens Sustainability Advisory Board.

www.siemens.com/sustainability

Market and technology leadership

Size alone is no guarantee of sustainable growth. Only a company that's also a technology leader can achieve business success and profitable growth in the long term. Leadership in tomorrow's innovation-driven growth markets and leadership in technologies for these markets are two sides of the same coin. And that coin is success.

Our power of innovation is making us strong: already today, roughly two-thirds of our revenue is generated by businesses that are No. 1 or No. 2 in their markets. That's an outstanding starting point. Building on this performance, we now intend to maintain and expand the positions we've already achieved – meeting the challenge to excel while demonstrating exemplary corporate responsibility.

Solar thermal power –
Lebrija

Special report 1

Focus on innovation-driven growth markets

In less than six hours, the sun generates enough energy in the earth's deserts to meet the electricity needs of all the people on our planet for an entire year.

Thanks to solar thermal technology, this energy can now be reaped without producing CO_2 emissions. Siemens' first solar thermal plant will start feeding electricity into Spain's power grid in 2011.






07



> On land once occupied by a cotton plantation, some 170,000 mirrors are now being installed to capture the sun's energy. This solar thermal facility will be able to supply about 50,000 Spanish households with carbon-free electricity.

v Avi Brenmiller, CEO of our Solar Thermal Energy Business Unit, is a pioneer in the field of solar thermal power. He and several other leading experts are now working for Siemens to optimize this technology.



"Siemens is focusing on innovation- and technology-driven growth markets. One prime example here is solar thermal power, which offers tremendous potential for providing clean energy in the future. Our new solar thermal power plant in Lebrija demonstrates the feasibility of this leading-edge technology. By harnessing the sun's energy, we'll soon be providing about 50,000 households with carbon-free electricity."

Avi Brenmiller, Solar Thermal Energy Business Unit



170,000

individual parabolic mirrors ready for action

The curvature of the mirrors installed at the Lebrija power plant is calculated down to a fraction of a degree, maximizing the amount of solar energy that can be captured. Siemens engineer Moshe Shtamper notes, "The more precisely we work, the higher the plant's efficiency and the greater the CO_2 reduction."







degrees Celsius

That's the temperature that can be reached by the thermal oil in the receiver tubes where the sun's heat is concentrated. The hotter the oil, the more efficient the plant.



∧ The individual components were manufactured at high-tech production facilities before being shipped to Lebrija for final plug-and-play assembly – thus eliminating the need for costly and time-consuming construction on site. Modular design is important if power plants are to be built on a large scale with the help of local laborers in regions like the rocky deserts of North Africa.

< If lined up end-to-end, the parabolic mirrors installed in Lebrija would extend some 60 kilometers.

Siemens' portfolio boasts nearly all the components and systems needed for solar thermal power plants – including the solar collectors that concentrate the sun's energy, the control technology and the power plant unit, in which a steam turbine and a generator convert thermal energy to electric power. In addition, our electrical and automation technologies enable the efficient production of high-quality mirrors and receivers for the solar collectors.

Today, there's no question that solar thermal power is a viable technology; the challenge now is to cut costs. Siemens has greatly expanded its expertise in solar thermal energy, for example, by acquiring the specialist provider Solel at the beginning of fiscal 2010. Leading experts in the field are now hard at work at Siemens, researching ways to improve mirror coatings and optimize the receiver tubes that transport thermal oil. Tubes from Siemens are already setting records for efficiency. And higher efficiency means greater use of solar thermal energy – and more power plant projects.



50

megawatts of carbon-free electricity

That's enough ecofriendly power to meet the needs of about 50,000 Spanish households.

Reaping the sun's energy with solar thermal technology

By 2050, solar thermal power plants and wind farms in North Africa and the Middle East could be not only meeting all local electricity requirements but also providing more than 15 percent of the power consumed in Europe.

"Everything here is in motion," says Moshe Shtamper, surveying Siemens' new solar thermal power plant in Lebrija, Spain. Pointing to one of the pipes that transport hot thermal oil to the heat exchanger, Shtampter explains, "The tubes expand when heated, the mirrors align themselves with the sun, the steam turbine rotates. Sometimes this plant seems like a living thing to me." The "living thing" the Siemens engineer is talking about is located some 60 kilometers south of Seville, in Andalusia. Cotton used to be grown on these fields. Shtamper's team waited until the last harvest was in to begin work. Now it's putting the finishing touches on the facility, which will go into operation in 2011. With a capacity of 50 megawatts, the Lebrija plant will soon be generating enough electricity to meet the needs of roughly 50,000 Spanish households.

Solar thermal power plants – also known as concentrated solar power (CSP) plants – are being constructed at many other locations worldwide. They operate on a different principle than photovoltaic facilities, which convert solar radiation directly into electricity using silicon cells. No costly silicon is required for solar thermal power plants. Instead, mirrors concentrate the sun's energy to heat oil. This heat is transferred to water, which then evaporates. The resulting high-pressure steam drives a turbine which – via a generator – converts mechanical energy into electricity.

In extremely sunny regions such as the Sahara, CSP plants operate very efficiently – unlike photovoltaic systems, whose efficiency declines in hot environments. Solar thermal technology enables heat to be stored in accumulators for several hours so that it can be converted to electricity even at night. Capable of producing electricity at regular, predictable intervals, CSP plants – like their fossil-fuel counterparts – can help offset supply fluctuations from wind power and photovoltaic installations.

These advantages explain why numerous North African countries are now investing in solar thermal power. For example, by 2020, Morocco alone intends to increase the amount of power generated at CSP plants to 2,000 megawatts – an amount equivalent to the capacity of two large conventional power plants. This resource-deprived country – which currently imports nearly all its energy – could some day be exporting solar power to Europe. That's also the idea behind DESERTEC, an initiative that envisions an entire network of power plants generating electricity from renewable sources across North Africa and the Middle East. By 2050, more than 15 percent of Europe's electricity requirements could be met with the help of the sun and the wind.

"In the wind power business, Siemens demonstrated years ago how a green, leading-edge technology could be turned into a lucrative business within only a few years. Now we're poised to do the same in the field of solar energy," says René Umlauft, CEO of Siemens' Renewable Energy Division. And there's no doubt that the market for solar thermal power plants is just as abuzz with activity as the plants themselves.

www.siemens.com/lebrija

Structure



Structure: Overview
See page 10.

The world is changing, and so are the societies in which we do business. Climate change and globalization, a dramatic increase in urbanization, demographic change and its consequences – all these trends are having a direct impact on humanity and the economic environment. But for a company like ours, constant change also creates major new opportunities.

We saw the changes coming early on and geared our portfolio accordingly. Having moved quickly to focus our company strategy on the megatrends of our time, we're now well positioned to continue generating sustainable, profitable growth in the years ahead.

The global population is expected to **grow 32 percent** by 2050.
As one of the world's largest providers to the healthcare industry,
we're rising to the challenge.

www.siemens.com/demographic-change

Demographic change and healthcare

There are now more people on earth than ever before, and life expectancy has reached an all-time high. The world's population will increase from nearly seven billion today to nine billion in 2050, and life expectancy will also continue to rise. In 1950, average life expectancy worldwide was only 46 years; today, it's about 68 years, and experts are predicting that it will reach 76 by mid-century. According to UN estimates, the proportion of people 65 and older will have nearly tripled by 2050.

Demographic change – one of today's major megatrends – is further intensifying the demand for healthcare. All over the world, healthcare costs are already straining the financial resources of governments and insurance providers. In some industrialized countries, they now consume more than ten percent of gross national product – and the figure is rising. In the rapidly growing emerging and developing countries, healthcare quality is not improving as rapidly as inhabitants would like. That's why our challenge now is to boost the efficiency and affordability of medical services while improving the quality of individual patient care.

Our innovations are optimizing medical treatment and cutting costs by enabling healthcare professionals to diagnose and treat disease much earlier than before. We're not only improving outcomes but also reducing the need for the expensive therapies often required at advanced stages of disease. Our products and solutions for the entire healthcare continuum – from prevention, early detection and diagnosis to treatment and follow-up care – are helping physicians diagnose diseases earlier, more accurately and with greater patient comfort while making treatment increasingly personalized and effective.

With the Green City Index, we're now
helping numerous cities minimize their climate footprint –
because we're the ideal partner for
climate-friendly infrastructure solutions.

www.siemens.com/city-index

Urbanization and sustainable development

In 2009, for the first time in history, more people lived in cities than rural areas. By 2050, the proportion of city dwellers will have risen to 70 percent – with a simultaneous increase in world population. Today's booming urban centers are making a major contribution to economic development. For example, 40 percent of Japan's gross domestic product is generated in Tokyo, while Paris accounts for 30 percent of all the goods and services produced in France. As cities increase in economic importance, their inhabitants are demanding a higher quality of life. Clean air, clean water, reliable energy supplies and efficient transportation systems are key needs.

Urbanization – another of today's megatrends – poses an enormous challenge. Cities currently consume some 75 percent of the world's energy and generate 80 percent of its greenhouse gases. Traffic jams cost the European Union an estimated €100 billion a year in lost economic performance. Our task is to provide convenient, cost-effective green infrastructures for the cities of tomorrow.

Siemens' products and solutions for the processing industry, mass transit, buildings, energy conversion, power distribution and hospitals are creating energy-efficient, sustainable infrastructures that enhance the quality of urban life, foster competitiveness, conserve resources and minimize environmental impact.

Climate change and energy supply

The scientific consensus is clear: our climate is changing. Between 1850 and the beginning of the 21st century, the average temperature on the earth's surface rose by 0.76° Celsius. The period between 1994 and 2005 included 11 of the 12 warmest years on record. Since the beginning of industrialization, the warming of the earth's surface has been accompanied by a massive increase in greenhouse gas emissions. The concentration of CO_2 in the atmosphere is now at the highest level in 800,000 years.

Climate change is closely linked to shifting demographics. Due to world population growth and ongoing globalization, the amount of power generated worldwide will increase more than 60 percent by 2030. Emerging and developing countries will account for two-thirds of this increase. Drastic measures will be required to limit the rise in global temperature to a maximum of 2° Celsius. Innovations are the most effective means of combating the negative consequences of climate change – innovations relating to energy efficiency, power genera-

The challenges facing the world are global.

And so are we: in some **190 countries** around the world, we're close to customers and meeting local needs.


1950
2007

Substantial increase in real exports

www.siemens.com/worldwide

tion, power distribution and energy consumption. As a world-leading supplier of products, solutions and services for the entire energy conversion chain, we're a pioneer in all these fields. Our technologies are enabling us to push the efficiency of fossil-fuel power plants, wind farms and solar power systems, develop smart power grids, boost the energy efficiency of production facilities and create energy-saving lighting systems.

Globalization and competitiveness

As the 21st century unfolds, the significance of national economies is declining. Business networks are becoming increasingly globalized as more and more companies compete internationally. And the figures tell the story: the number of multinational companies has grown from about 10,000 in 1968-1969 to more than 80,000 today. In addition, the volume of sea freight has more than tripled over the last 40 years.

Globalized markets aren't only expanding business opportunities; they're also intensifying competitive pressures and causing the center of economic gravity to shift to new regions. It's the world's emerging countries that will be the growth drivers of the future. In the years ahead, the economies of the so-called BRIC countries – Brazil, Russia, India and China – are expected to grow twice as fast as those of their industrialized counterparts. That's why the challenge for us is to ensure our global competitiveness by capturing long-term, leading positions in tomorrow's markets.

To succeed in today's global economy, companies have to think and act internationally. We support customers in some 190 countries, and we've had operations in the BRIC countries for over 100 years. Our aim is to manufacture cost-efficient, affordable, high-quality, customized products all over the world. We can supply global customers with simple solutions worldwide – systems that can improve the lives of people everywhere. Our range of products, services, knowhow and value-creating solutions is virtually unparalleled. For example, we provide automation systems and software solutions that simplify and streamline industrial processes; building and security technologies that optimize the efficiency of manufacturing and working environments; and water treatment systems that help communities meet the steadily growing demand for clean water. We also offer networked transportation systems and other mobility solutions on a worldwide basis.


Demographic change
Urbanization
Megatrends ▶
Climate change
Globalization


Energy
Industry
Healthcare

A strong structure

We're an integrated technology company. Our portfolio is geared to long-term success and tightly focused on the megatrends demographic change, urbanization, climate change and globalization. To systematically leverage the potential offered by these megatrends in both established and new markets, we've organized our operating businesses into three Sectors: Industry, Energy and Healthcare. These Sectors form the sides of our strategy pyramid. They're supported by our Regional Companies, which are grouped into 17 Regional Clusters. Cross-Sector businesses offering efficient IT and financial solutions round out our global portfolio.
www.siemens.com/structure

Our **Industry** Sector is one of the world's leading suppliers of manufacturing, transportation, building and lighting systems. Our technologies are helping industry and infrastructure customers compete more effectively and reduce their environmental footprint by optimizing their profitability, efficiency and flexibility. Siemens Industry has some 204,000 employees worldwide and activities in more than 130 countries. In fiscal 2010, the Sector generated total revenue of €34.869 billion and profit of €3.478 billion.
www.siemens.com/industry

Our **Energy** Sector is a world-leading supplier of a wide range of products, solutions and services in the field of energy technology. We enable customers to generate, transmit and distribute electrical power at the highest levels of efficiency. We also help them produce, convert and transport the primary fuels oil and gas. We're the only manufacturer worldwide with knowhow, products, solutions and key components spanning the entire energy conversion chain. Our exceptional solutions expertise is particularly striking in the area of interfaces: for example, in plant-to-grid connections, grid integration technologies and smart distribution systems linking grids to consumers. Siemens Energy has about 88,000 employees worldwide. In fiscal 2010, the Sector generated total revenue of €25.520 billion and profit of €3.562 billion.
www.siemens.com/energy

Our **Healthcare** Sector is one of the world's largest providers to the healthcare industry. We specialize in medical solutions based on our core competencies and innovative strengths: on the one hand, diagnostic systems and therapeutic technologies; and on the other, knowledge processing – including information technology and systems integration. Our acquisitions in the field of laboratory diagnostics have made us the first integrated healthcare company to combine imaging systems, laboratory diagnostics, treatment solutions and healthcare IT –

Having moved quickly to focus our company strategy on the megatrends of our time, we're now ideally equipped to continue generating **sustainable and profitable** growth in the years ahead.

www.siemens.com/strategy

rounded off by consulting and services. To leverage our market and growth potential even further, we're reorganizing our activities into four Divisions: Imaging & Therapy Systems, Clinical Products, Diagnostics and Customer Solutions. Our hearing instruments business will be operated as a separate unit in the future. Siemens Healthcare has about 49,000 employees worldwide and activities in more than 130 countries. In fiscal 2010, the Sector generated total revenue of €12.364 billion and profit of €748 million.
www.siemens.com/healthcare

As a leading European IT service provider with a global presence, **Siemens IT Solutions and Services** is rigorously oriented toward the specific requirements of the worldwide IT market. Our solutions and services enable customers in both the private and public sectors to create value through IT. From consulting and systems integration to the management of IT infrastructures, we're a single-source supplier for the entire IT service chain. In fiscal 2010, Siemens IT Solutions and Services had 32,000 employees, total revenue of €4.155 billion and negative earnings of €537 million.
www.siemens.com/ar/it-solutions

With financing playing an ever-greater role in facilitating investments in energy, industry and healthcare technologies, customized financial solutions are becoming an increasingly vital competitive factor for Siemens – particularly when it comes to acquiring new customers. **Siemens Financial Services** (as of October 1, 2010: Financial Services) finances infrastructure, equipment and operations and provides services for Siemens and business-to-business customers worldwide. In fiscal 2010, Siemens Financial Services had 2,000 employees and income before income taxes of €447 million.
www.siemens.com/ar/finance

The SOMATOM Spirit –
A success story
from China

Special report 2

Get closer to our customers

Shanghai is where we manufacture our entry-level SOMATOM Spirit CT scanner, and one-third of these systems are sold directly to customers in China.

Some 600 SOMATOM Spirits are already in operation throughout the country – including one at Jiang County People's Hospital. Worldwide, we've installed more than 1,800 of these successful scanners.






120急救中心
晋M·24829

> A woman who sustained head injuries in an accident is prepared for CT imaging.

v Because the Jiang County People's Hospital acquired a SOMATOM Spirit system two years ago, radiologist Dr. Zheng didn't have to think twice about returning to the facility after a year of training in Beijing.



Two years ago, Jiang County People's Hospital acquired the first SOMATOM Spirit CT scanner in its region.

Head radiologist Dr. Zheng Jie Hua explains, "Brain scans used to take ten minutes. Thanks to the SOMATOM Spirit, the whole process – including patient positioning and removal – now lasts no more than five minutes."


10,000

patients

Since our SOMATOM Spirit was installed at Jiang County People's Hospital two years ago, 10,000 scans have been performed without a single system failure. Regular maintenance by our service personnel ensures that we'll be able to keep up this outstanding track record in the future.

"The SOMATOM Spirit is our pride and joy," says hospital director Li Ze Hai.



99.6 percent

reliability

The SOMATOM Spirit is a real radiology workhorse. What sets the system apart is its user friendliness and nearly 100 percent reliability.



< Yan Xiao Hua, head of manufacturing at our Shanghai facility, introduced lean production at the plant – making it possible to build a complete SOMATOM Spirit system in just two days.

< We produce several hundred SOMATOM Spirits every year in Shanghai. China is the largest market for these scanners (30 percent), followed by Brazil, Japan and India.

The SOMATOM Spirit is *the* CT system for entry-level, M3 market segments: it's extremely reliable and very fast – yet affordable.

That's why this dual-slice scanner epitomizes our SMART strategy: it's simple, maintenance-friendly, affordable, reliable and timely-to-market.

In the years ahead, about half the world's economic growth will be generated in the BRIC countries (Brazil, Russia, India and China) and the Middle East. A local value chain and direct, on-site business responsibility are vital success factors in these markets. Why? Because they get us even closer to our customers.


SIEMENS

11 km²

That's how big the Shanghai International Medical Zone is.

It's here, in the western part of Shanghai, that the new local headquarters of Siemens Healthcare are situated. About 700 employees, including 350 researchers and developers, work at the 35,000-square-meter facility, where we produce not only CT scanners and components but also angiography systems.

Our SMART strategy in China

We manufacture the SOMATOM Spirit – a successful entry-level CT system – in China, and about a third of the units never leave the country. One scanner is in operation at Jiang County People's Hospital in central China.

Two years ago, Jiang County People's Hospital, under the direction of Li Ze Hai, acquired the first SOMATOM Spirit in its region.

LEADING-EDGE CT TECHNOLOGY DOUBLES PROFITS

Hospital director Li hasn't regretted his decision for a moment: "The SOMATOM Spirit is our pride and joy. Not only does our hospital have the most advanced CT scanner in our region; we've also doubled our profits."

Located more than 1,000 kilometers from Shanghai, Jiang County People's Hospital serves roughly 300,000 people. Every day, patients arrive for scans – no appointment necessary. Head radiologist Dr. Zheng Jie Hua recalls, "Brain scans used to take ten minutes. Thanks to the SOMATOM Spirit, the whole process – including patient positioning and removal – now lasts no more than five minutes."

10,000 SCANS – AND NOT A SINGLE FAILURE

Dr. Zheng's colleague and fellow radiologist Dr. Zhang Yi Qun stresses the CT scanner's reliability, noting, "In the past two years, we haven't had a single failure, and we've performed some 10,000 scans." To ensure such outstanding reliability in the future, Siemens technicians regularly service the system.

As head of manufacturing at our Shanghai facility, Yan Xiao Hua is responsible for the efficient production of the SOMATOM Spirit. The supply chain management department has introduced lean production at the plant – cutting the time it takes to build a CT system by 20 percent. A SOMATOM Spirit can now be manufactured and fully assembled within two days. Each of the several hundred units produced each year then undergoes thorough testing for two more days before being shipped. On site, we go beyond merely installing the SOMATOM Spirit; our customer relationship management expert, Shi Yong Zhen, also provides training to familiarize customers with the system's basic operation and various applications.

SMART STRATEGY FOR THE DIVERSE CHINESE MARKET

Dr. Kong Jun, now general manager of our CT business in China, was appointed head of R&D in 2005, just as the SOMATOM Spirit was being rolled out. "The time was right for a product like the SOMATOM Spirit, a multi-slice scanner for the entry-level market segment," explains Dr. Kong. To meet customer requirements as fully as possible, the system's entire value chain – from R&D and production to logistics – was situated in Shanghai.

Today, some 600 SOMATOM Spirits have been installed in China, primarily in rural areas. In many respects, including the provision of healthcare, the contrast between the Chinese countryside and the modern megacity of Shanghai couldn't be greater. "The market in China is very diverse," explains Florian Belohlavek, product manager for the SOMATOM Spirit. "While most hospitals in Beijing are equipped with high-end systems, the focus in rural areas is on basic care." And that's exactly the kind of market we're aiming to serve with our SMART strategy (see page 43-44).

www.siemens.com/healthcare

Directions



Directions: Overview
See page 11.

Continually tapping new markets with innovative products and solutions requires the kind of pioneering spirit that's made our company strong. It also requires clear strategic priorities – priorities that provide orientation and are vital for sustainable growth.

Our focus is on innovation- and technology-driven growth markets, where we're aiming for market and technology leadership. To achieve this aim, we're getting closer to our customers and creating value locally – all around the world. Our vision for the future is to generate sustainable, profitable growth while outperforming our competitors. And we're poised to realize this vision – with our innovative products, solutions and services, our outstanding partners and a supply chain geared to efficiency and sustainability.

"What each of the employees of Siemens is involved with is helping America stake a claim on a clean energy future."

U.S. President Barack Obama, during his visit to our production facility in Fort Madison, Iowa, on April 27, 2010

www.siemens.com/obama

Focus on innovation-driven growth markets

A high level of investment in research and development is essential for sustainable business growth. In fiscal 2010, we invested €3.846 billion, or 5.1 percent of our total revenue, in R&D activities. About 30,100 Siemens employees are currently involved in research and development at 178 company locations in some 30 countries. Every workday, we file an average of 40 invention reports and about 20 patent applications. We're proud to rank No. 3 in Germany, No. 2 in Europe and No. 13 in the U.S. in patent applications. And we intend to improve these rankings even further.

The key to achieving our goals is an open innovation strategy that enables us to exploit global synergies in order to cut costs, leverage innovative strengths and increase competitiveness. Every year, we participate in more than 1,000 partnerships with universities, research institutions and industrial companies, enhancing our innovation portfolio worldwide. For instance, we're partnering with energy providers in Germany and Finland and with prestigious research institutes in the Netherlands to develop technologies for the separation of CO_2 at power plants. Our aim in all these cooperative efforts is marketability. For example, a joint research project with the Technical University of Denmark (DTU) in Copenhagen and the Technical University of Berlin produced the Eco-Care Matrix, an innovative solution that's enabling Siemens VAI's customers in the steel industry to perform objective, verifiable environmental impact and cost-efficiency assessments during the development phase. Technology-to-business (TTB) centers are a market-oriented form of research cooperation. To foster breakthrough innovations, we contribute funding and expertise to independent startups that cooperate closely with our partner universities. For example, our TTB center in Berkeley, California was the incubator for the IWLAN data transmission technology that we developed for the manufacturing industry.

Our Healthcare Sector is collaborating with partners to develop innovative phase-contrast X-ray imaging systems that increase diagnostic precision by producing very detailed images of various types of soft tissue. We're also implementing long-term development projects in response to today's megatrends. For instance, we're pushing the development of solutions that improve the quality of healthcare worldwide. In addition to the early detection and treatment of disease, we're focusing on optimizing the efficiency of healthcare IT workflows to improve patient care.

To curb global warming and achieve ambitious climate goals worldwide, economic development will have to be decoupled from energy consumption – for example, through the use of energy-efficient drives and lighting solutions, smart building technologies and control systems for industrial pro-

To meet 15 percent of Europe's electricity requirements with renewable energy –

That's the ambitious goal of an industrial consortium of which we're a founding member and technology partner.

duction. The demand for CO_2-neutral power generation is also growing. Over the last few years, we've expanded our portfolio in this area, too. In every case, our acquisition strategy is the same: to be No. 1 or No. 2 in all our technologies and markets. Why? Because it's the only way we can drive profitability and growth in order to achieve a sustainable increase in our company's value. In the field of solar technology, for instance, we're a major supplier of steam turbines, electrical and control technology and inverters as well as generators and cooling systems for solar power plants. Our electrical and automation technologies are also facilitating the efficient production of high-quality solar mirrors and receivers. In the spring of 2009, we acquired a roughly 30 percent stake in Italy's Archimede Solar, enhancing our portfolio with key components for the solar thermal systems of tomorrow. Our acquisition of Solel Solar at the beginning of fiscal 2010 made us a full-range provider for the solar thermal power industry.

As a member of an industrial consortium, we're involved in planning large-scale solar thermal power plants and wind farms in the deserts of North Africa. The clean electricity generated by this project – known as the DESERTEC Industrial Initiative – will cover most of the power needs of the producing countries and, in the project's final stage, also meet about 15 percent of Europe's electricity requirements. We're bringing our extensive knowhow in the fields of solar thermal technology, wind energy and power transmission to bear in this promising future market. But projects such as DESERTEC pose new problems for power grids. In the future, substantial amounts of electricity will be generated from fluctuating sources of energy like the wind, the sun and a growing number of small, decentralized power producers. This electricity will then have to be integrated into smart grids that can balance power generation and distribution. To capitalize on excellent market opportunities in this area, we've established a company-wide smart-grid applications project. Bundling our expertise, this project aims to further boost our revenue from intelligent grid technologies. Other sources of tremendous potential include buildings, which are increasingly evolving from mere energy consumers to active participants in the power market. These so-called smart buildings can store energy and even generate electricity that is fed back into the grid.

As our Environmental Portfolio demonstrates, we're already well positioned in all these fields. Generating revenue of about €28 billion, the Portfolio has not only made us the world market leader in green technologies; it's also driving progress on three fronts: for our customers, by enhancing their business success through lower energy costs, higher productivity and profitable growth; for society, by implementing our technologies to help protect the environment and improve living conditions; and for our company, by enabling us to penetrate attractive markets and generate profitable growth. As a green


The DESERTEC concept –
A model for sustainable energy supply
Geothermal
Biomass
Hydro
Solar
Photovoltaic
Wind

infrastructure pioneer, we're the market leader in the future-oriented field of offshore wind power, the manufacturer of the Velaro high-speed train, a leading supplier of high-efficiency, low-loss power grids, and a provider of energy-saving performance contracting, which offers an intelligent financing model for sustainable building modernization.

With above-average growth in renewable energies, environmental technologies and energy-efficient products and solutions expected in the years and decades to come, we're systematically accelerating our involvement in these markets as well as in the emerging countries. The BRIC countries – Brazil, Russia, India and China – and the Middle East, for example, are expected to generate substantial growth in the years ahead. As a result, these regions will need to implement extensive infrastructure projects. We're tapping this potential with high-tech solutions that also help conserve resources. All around the world, we supply and equip ports, airports, train stations, mainline and mass transit trains, transportation and security control centers, hospitals, sports and entertainment centers, public buildings and other large-scale facilities. The comprehensive services that we provide across our products' entire lifecycles further boost our competitive position. Particularly in highly competitive markets, our complete package of products and services is a unique selling point and a crucial decision-making factor for our local customers.

Get closer to our customers

In many countries around the world, we're considered a local company by customers and the general public alike. Even outside our home country, Germany, the number of second- and third-generation Siemens employees is increasing. Expanding our brand's global presence and strengthening our local partnerships are two of the drivers we've identified as decisive for our future business success.

We employ roughly 405,000 people in some 190 countries. Just a few years after our company was founded in 1847, we opened our first local branch offices in Great Britain (1850), Russia (1855), France (1878) and Austria (1879). By 1881, we were already a global player: in that year, about 63 percent of Siemens' 2,400 employees were working outside Germany. Today, the share is more than 68 percent.

Our success is closely linked to our strong presence in dynamic markets. To respond quickly to new and changing requirements, we have to be where our customers are. That's why we're particularly active in the rapidly growing emerging countries and in the Middle East. But to achieve above-average annual revenue growth in all these regions, we'll need more than local presence. We'll also have to have the right offerings. That's why we've launched our SMART (simplicity, maintenance-friendly, affordable, reliable and timely-to-market) initiative:

During a recent visit to our plant in Tianjin,
Chinese Premier Wen Jiabao was highly impressed by
our world-class products and production processes.
He called **Siemens a Chinese company.**

to boost our growth worldwide by supplying products, solutions and services tailored to the booming entry-level market segments.

Another way to strengthen long-term customer partnerships is to foster local entrepreneurship within our own organization. As a result, we're giving our regional organizations the freedom they need to make decisions on their own. We're also expanding their responsibilities for product management, development, procurement and manufacturing. Our SOMATOM Spirit business (see also pages 32-39), which we operate directly in China rather than in Europe or the U.S., is a prime example of this new approach. Designed for entry-level markets, the easy-to-use SOMATOM Spirit scanner offers basic CT features at a competitive price. Ninety percent of the system's components are sourced from the Chinese market. Each unit is completely assembled in China. And most of the development work was done in Shanghai. Feedback from our customers in the emerging markets is also expanding our employees' expertise in product features and cost optimization, with long-range advantages for the development of solutions for the higher-end price segments as well.

We want to engender enduring brand loyalty in the emerging markets. That's why we're going to great lengths to establish local service networks. By providing outstanding local services, we're aiming to achieve the kind of long-lasting customer satisfaction that makes us the first choice for follow-on investment. It's not only our sales organization that nurtures close relationships with our customers and fosters their loyalty; above all, it's our local service employees, who – in some instances building on relationships that go back decades – have detailed knowledge of our customers' needs. And this indispensable knowledge sets us apart from many of our competitors. Our highly diversified service offerings are a key growth driver. Making major contributions to our profitability, they're a reliable source of high-margin revenue – and they're less capital-intensive than other types of business. What's more, because long-term agreements are the rule, services are less vulnerable to business cycles. We're making investments worldwide in order to further exploit the enormous potential of our service offerings. And we're also constantly expanding our portfolio of innovative services and the related leading-edge technologies.

As products become increasingly standardized, we're convinced that services are a key strategic factor that will give us a competitive edge. Services can optimize a customer's installed base and ensure its smooth operation – a prospect that's particularly appealing to our customers during periods of economic turbulence. The services we provide bring us close to our customers – across entire product lifecycles. And that's an important reason why we're


China

Our CT scanner, the SOMATOM Spirit, is strengthening our position in growth markets.

especially intent on growing in service-intensive segments and why we always give special consideration to potential service business when expanding our portfolio.

To get closer to our customers – for us, this means gaining a detailed understanding of our customers' processes and of their customers' processes as well as providing intelligent solutions tailored to specific customer requirements. Through contacts extending over years and, sometimes, decades, our local employees have gained our customers' trust – trust in the reliability and quality of our products, trust in our company's power of innovation, trust in the Siemens brand.

This trust is an asset that we're proud of, and we intend to cultivate it over the long term with a presence in all relevant markets around the world, a global sales organization – managed locally by our Regional Clusters and Regional Companies – and a broad portfolio of products, solutions and services designed to meet the world's most urgent challenges. Siemens One will enable us to bundle our entire range of offerings company-wide and gear them to customer requirements. That's how we'll continue to create customized end-to-end solutions – for example, for airports, hotels, hospitals and even entire city districts. By bundling our strengths, we're equipping ourselves to outperform our competitors over the long term.

A highly differentiated benchmarking system helps us continuously assess where we stand vis-à-vis the competition, what our future business opportunities will be and where they will arise. But we can't compare ourselves only to our global competitors. To identify the key competitive factors that will enable us to capture and maintain No. 1 or No. 2 market and technology positions in all our regions and segments, we also have to benchmark our performance against that of local providers. Supplying products and services tailored to the dynamic growth markets of the emerging countries is becoming increasingly crucial to our success. While cost is a factor here, it's not the only one. We also want to create entire supplier-to-customer value chains that will establish us in emerging markets as solidly as our local competitors.

We're well aware that our activities have a major impact on the societies and environments of the countries in which we procure products and services. For this reason, sustainability is a key factor in our supply chain management. Starting in the selection phase, we demand that potential suppliers comply with our strict principles and promote the implementation of these principles in their own supply chains. And our efforts here are already paying off: in fiscal 2009, our system of supply chain sustainability management captured the No. 1 spot in the Standards for Suppliers category of the prestigious SAM Dow Jones Sustainability Index.

We're the ideal employer for people who **have the courage to ask questions** – because they're the kind of people who can help us find solutions to the challenges of today and tomorrow.

To ensure that we maintain a sustainable supplier base throughout the company in the future, we're constantly improving and integrating our methods, processes and systems on a cross-functional basis and transferring relevant knowhow to our suppliers in order to actively minimize risks and anchor sustainability all along our supply chain.

Use the power of Siemens

Our aim is to consistently outperform our competitors. We can succeed only by providing our customers with innovative products and tailored solutions, by acting in accordance with binding principles of conduct and, above all, by recruiting and fostering employees who are passionate about what they do. In short: by leveraging the collective energies of our company.

Our people are shaping tomorrow's world. Their knowhow and commitment are among the most important drivers for our long-term competitive success. That's why we comply with the relevant international standards, safeguard jobs during economic downturns and invest in our people's training and continuing education. In fiscal 2010 alone, we spent roughly €225 million, or about €560 per employee, on education. Focused on strategic knowledge and skills, our challenging training and further education programs ensure that expertise in key positions is uniformly conveyed to employees worldwide throughout the course of their careers – because life-long learning is indispensable in a globalized world.

As a global integrated technology company, we not only have to attract talented people; we also have to create an environment in which they can use and develop their abilities. The new Siemens Leadership Framework helps us apply uniform criteria as we match our employees' capabilities and potential with the requirements of job openings. Studies have shown that diverse teams of individuals with different skills, experience and qualifications increase the wealth of ideas within a company. That's why diversity is a key component of our business strategy – one we're championing as a means of recruiting the best minds in the world and strengthening our power of innovation. By reflecting the varied backgrounds of our customers, our workforce will give us yet another competitive advantage in the global arena. The diversity of our 405,000 women and men – with their multifaceted cultural, ethnic and social perspectives and their broad range of knowhow and experience – is equipping our company to excel in the 21st century.


Yusuf Al-Ghamdi


Kristy Myers


Liu Xiang


Ghada Trotabas

Use the power of Siemens – this call to action entails an unequivocal commitment to integrity. And our understanding of integrity is underpinned by our company values: responsible, excellent, innovative.

We meet – and, wherever possible, exceed – all legal requirements for ethical behavior. We have no tolerance for illegal or unethical activity. In addition, we've set clear and binding principles of conduct for our employees. Encompassing all our business operations, these principles set standards and define clear responsibilities for occupational safety, health management, environmental protection and the uncompromising battle against corruption.

We're not only providing our customers with energy-efficient, green technologies; we're also working to minimize our own environmental impact. Our company-wide environmental protection program, which includes clear management guidelines, is one unambiguous expression of this commitment.

We place high demands on our business partners, suppliers and stakeholders, requiring them to adhere to the same standards of business ethics that we do, at all times and in all places. Our energy efficiency programs and sustainability audits are just two examples of how we're ensuring conformity with these standards. For us, responsible business conduct encompasses everything from observing human and employee rights to complying with all applicable environmental requirements, occupational health and safety standards and anti-corruption regulations. Why? Because high ethical standards are a prerequisite for responsible business activity and the foundation of a living culture of integrity.

Electric mobility – Moving from the oil era to the electric age

Special report 3

Use the power of Siemens

Electric mobility underscores the potential of a no-holds-barred approach. All across our company, engineers and researchers are working with external partners in the quest for a breakthrough in this up-and-coming field – leveraging innovative technologies and solutions along the entire process chain.




Full emotion,


SIEMENS

> The cars in our electric fleet are regularly serviced and tested to ensure their smooth operation. In this picture, a high-voltage power train is being examined on the vehicle test rig in Munich.

v Andreas Romandi heads the fleet test pilot project at our Corporate Technology Department.



As part of a large-scale fleet test, Siemens employees in Erlangen and Munich, Germany are evaluating the performance of 100 electric vehicles.

Project head Andreas Romandi says, "We want this pilot project to be a first step toward an integrated, end-to-end system comprising electric vehicles, a smart grid and advanced vehicle-to-grid communication technologies. Our goal is to learn more about how to optimally link advanced power grids with electric cars that serve as mobile energy storage devices."



150

electric mobility specialists

While some of our experts research, develop and test vehicle technology, others design and optimize power generation and distribution infrastructures, charging technologies and vehicle-to-grid communication systems.



120

kilometers on a single battery charge

The centerpiece of each of the 100 test vehicles is an electric motor that weighs only 55 kilograms. Boasting a peak output of 125 kilowatts, the motor generates 50 kilowatts of power during continuous driving.



∧ The electric car's charging cable allows the bi-directional transmission of power and data. On driver request, the system reports charging status via a mobile communications link.

< Our specialists in Munich regularly inspect the vehicles' electric motors to monitor safety, operability and wear.

Harnessing the renewable energy of the wind and the sun, green technologies are set to transform mobility all around the globe. And we're the only company in the world that's developing solutions for the entire energy conversion chain. Just consider this scenario: electricity generated by Siemens wind turbines could soon be transported via Siemens smart grids and easy-to-use charging stations into electric car batteries that power Siemens electric motors – an outstanding basis for a wide array of market opportunities.

"Smart grids will enable us to use energy and, above all, electrical power more efficiently. In the future, consumers will interact with the grid automatically – for instance, by storing electricity in their electric vehicles and feeding it back into the network when the batteries aren't in use. The Siemens fleet of electric cars is a prime example of forward-looking, ecofriendly, intelligent automotive technology."

Richard Hausmann
CEO of Siemens' Smart Grid Applications – Electromobility Project



100

Siemens test drivers

We're now selecting 100 employees in Munich and Erlangen to test-drive our electric cars. Plans call for expanding the fleet test to additional company locations.

Paving the way for electric mobility

Siemens boasts the technology and expertise needed to spark a breakthrough in electric mobility.

Werner von Siemens would be proud. Back in 1882, he tested a prototype of an electric trolleybus, the Electromote. In 1905, his son Wilhelm launched the Electric Victoria, one of Germany's first electric cars, in small-series production. And today, we're continuing this long tradition of pioneering achievement.

We're now the market and innovation leader in electric mobility. But vehicles are just one building block in the overall concept, which involves much more than electricity-powered transportation.

The world is on the threshold of a new electric age. In the future, electricity will be the most important energy carrier. As a consequence, the demand for electricity will surge. But not only that: more and more power will be generated from renewable sources. And this presents a challenge since – due to fluctuations in their supply – renewables like wind and solar power place a heavy strain on existing power grids. The key to mastering this challenge is a flexible, state-of-the-art smart grid that can adapt to changes in consumer requirements. Electric vehicles – which can store electricity and return it to the grid when needed – will play a major role here. Siemens boasts the technology and expertise needed to spark a breakthrough in electric mobility. We're one of the few companies in the world with a portfolio spanning the entire electromobility process chain – from infrastructure for power generation and distribution to charging and drive technologies to power electronics. We've set up a new unit to bundle key components of the drive technologies and power electronics needed for electric motors, converters and smart charging solutions. We've also launched a new Smart Grid Applications – Electromobility Project with the aim of linking consumers to power generation, transmission and distribution systems via intelligent applications and communication technologies.

As a world-leading provider of industrial software and automation technologies, we can deliver the efficient manufacturing solutions needed to cut costs for electric vehicles and the associated components, such as batteries. Building on our long years of experience serving automakers and their suppliers, we intend to be a reliable partner for these customers in the field of electric mobility as well. Over the last two years, we've participated in various pilot projects in Germany and other countries – including the EDISON project in Denmark, the Harz.EE-Mobility project in Germany's Harz region and the Drive eCharged electric mobility initiative in Munich.

The idea behind the current fleet test is to assess the feasibility of all our electric mobility innovations for everyday use and to make any necessary improvements. The fleet test underscores our commitment to taking a leadership role in an era of increased cooperation between carmakers and electricity providers. The fields of mobility and power infrastructure will be transformed in the new electric age. And the German news magazine *Der Spiegel* is convinced that we're on the right track: "Only a major company with knowhow, logistics and clout can play this role. There are no more than three companies in the world capable of successfully implementing such a project. In Europe, only one company comes to mind – and it's headquartered at Wittelsbacher Platz 2 in Munich."
www.siemens.com/electromobility

One Siemens

Siemens occupies outstanding positions all around the world. The company-wide programs we've implemented over the last few years have transformed our organization and progressively strengthened our global competitiveness. Our portfolio is geared to attractive, high-growth markets. In terms of profitability, we've caught up with or overtaken our competitors. As an integrated technology company, we're a leader in many of our businesses.

It's from this position of strength that we're advancing into the future. With a financial target system and a goal of continuous improvement relative to the market and our competitors, One Siemens is providing us with the framework for success.



Framework for sustainable value creation

See overview on page 57 and pages 59-60 of Part II of this Annual Report.

We gear our actions to the dynamics of our markets while measuring ourselves against the best in our industry. Our goal is to consistently outperform our competitors and to set new standards for leadership in financial performance and operating strength. We've established a financial target system that defines metrics for revenue growth, capital efficiency, profitability and the optimization of our capital structure. These metrics are key tools for increasing our company's value.

REVENUE GROWTH

Profitable revenue growth is the most important driver of long-term value creation. That's why we want to grow faster than the best companies in our markets. To assess our performance, we compare our average revenue growth to that of our toughest competitors. We've also established strict criteria for acquisitions.

CAPITAL EFFICIENCY / PROFITABILITY

Our aim is to remain profitable and use the capital provided by our shareholders and lenders as efficiently as possible. A key measure of our business success, capital efficiency has been included in our financial reporting system since fiscal 2007. We've now further developed our main metric for capital efficiency, return on capital employed (ROCE), defining it more simply as income from continuing operations before interest divided by average capital employed (ROCE adjusted). We've set an ambitious capital efficiency target for the entire company. With respect to profitability, we intend to maintain and expand our leading position. Our goal is to achieve industry-leading profit margins – over the long term and across business cycles.

CAPITAL STRUCTURE

A solid capital structure is essential for sustainable profit and revenue growth. In addition to metrics for operations, we've defined a yardstick for managing this structure: adjusted industrial net debt divided by EBITDA. We're going to optimize this ratio in order to ensure both wider access to debt financing instruments in the capital markets and the servicing of our financial obligations while safeguarding our current credit rating.

Taken together, these metrics provide a balanced framework for sustainable value creation.

CONTINUOUS IMPROVEMENT

The aim of One Siemens is to enhance the value of our company over the long term by continuously improving our performance relative to the market and our competitors.

www.siemens.com/one-siemens

One Siemens



Revenue growth
Growth > most relevant competitors
Focus on innovation-driven growth markets
Provide a leading environmental portfolio
Grow in emerging markets
Get closer to our customers
Strengthen our portfolio
Expand our service business
Be a pioneer in technology-driven markets
One Siemens
The integrated technology company
Intensify our customer focus
Responsible – Excellent – Innovative
Capital efficiency/Profitability
Capital structure
Adjusted industrial net debt/EBITDA
Stand for integrity
Encourage lifelong learning and development
Empower our diverse and engaged people worldwide
Use the power of Siemens






A


B


C


a
b
c
d
e
f
g
h
i

Framework for sustainable value creation

A–C

Strategic directions

a–i

Focus areas



Focus areas

See overview on page 57.

We intend to unleash our full potential as an integrated technology company. A strategy rigorously geared to value creation will help us achieve this goal. The path we're following is defined by what we call our three strategic directions: focus on innovation-driven growth markets, get closer to our customers and use the power of Siemens. These strategic directions are broken down into nine concrete focus areas that will shape our activities in the years to come.

Focus on innovation-driven growth markets

See also pages 41-43 and overview on page 57.

Our pioneering spirit is the foundation of our success. We're breaking new ground and pushing forward into dynamic growth markets while thinking across borders and considering every challenge from a variety of perspectives. We're gearing our activities to innovation-driven markets with long-term growth potential. Intent on capturing leading positions on these markets, we've defined three focus areas:

BE A PIONEER IN TECHNOLOGY-DRIVEN MARKETS

We're concentrating on innovation- and technology-driven growth markets, which will be the basis for our core businesses in the future. This approach will enable us to increase the revenue we generate from our green products and solutions. For example, the world's cities increasingly need sustainable, intelligent infrastructures – and we're better positioned than any other company to meet their requirements. We intend to fully leverage this potential and our strengths as an integrated technology company.

STRENGTHEN OUR PORTFOLIO

Only by keeping our portfolio focused on attractive future-oriented markets can we achieve profitable long-term growth. That's why we practice active, systematic portfolio management. Our aim is to capture and maintain No. 1 or No. 2 positions in all our current and future markets. Indispensible for profitability and growth, these leading positions will enable us to sustainably increase our company's value. Experience has shown that size alone is not enough. To achieve long-term success, we must also remain at the forefront of technological innovation. This is the guiding principle of our portfolio development.

PROVIDE A LEADING ENVIRONMENTAL PORTFOLIO

As our revenue figures for the last few years testify, our Environmental Portfolio has an outstanding position worldwide. In fiscal 2010, we generated revenue of around €28 billion with Portfolio offerings. Our goal for the future is even more ambitious: we intend to boost revenue from our green technologies to over €40 billion by fiscal 2014. These technologies are also making a major contribution to climate protection. In fiscal 2010, our ecofriendly products and solutions enabled our customers to slash their CO_2 emissions by 267 million tons.

Get closer to our customers

See also pages 43-46 and overview on page 57.

In bustling cities and rural areas alike: we're close to our customers all around the world. Market proximity is a key driver for sustainable growth. And to maintain it in the future, we're concentrating on the following focus areas:

GROW IN EMERGING MARKETS

We already hold a leading position in many of the world's markets. Building on this achievement, we intend to continuously increase the share of revenue we generate in the world's emerging countries. To tap these markets even more effectively, we're increasingly tailoring our products, solutions and services to the requirements of the booming middle and lower market segments. We're also shifting more decision-making authority to our local businesses. For example, we've now given our companies in the emerging countries more responsibility for product management, development, procurement and production.

EXPAND OUR SERVICE BUSINESS

Services are not only a key driver for implementing our growth strategy; they also make a major contribution to our profitability. While generating reliable revenue with high margins, services are less capital-intensive than other types of business. Based on long-term agreements, they're also less sensitive to cyclical influences. To further leverage our enormous potential in the area of highly diversified services, we're making investments around the globe. We're also systematically expanding our range of innovative services and advanced service technologies. As product standardization increases, we're convinced that services will provide us with a strategic competitive advantage while bringing us closer to our customers – over entire product lifecycles. That's why we're intensively driving our service business and will continue to do so in the future.

INTENSIFY OUR CUSTOMER FOCUS

We've long had a reputation for outstanding customer proximity. We're committed to providing our customers, most of whom are small to mid-sized businesses, with direct local support – a commitment we're fulfilling via a global sales network managed by our Regional Clusters and Regional Companies. To present one face to major customers in our most important markets, we've established a key account management system. Our more than 2,000 key account managers are providing these customers worldwide with sustainable solutions encompassing everything from routine deliveries to major infrastructure projects. After all, our success depends on customer satisfaction, which we measure using an internationally recognized methodology.



Use the power of Siemens

See also pages 46-47 and overview on page 57.

We're continuing to take full advantage of our global orientation, size and structure as an integrated technology company for the benefit of our customers, suppliers and employees. Cross-Sector, cross-Division and external partnerships are enabling us to offer a uniquely diversified portfolio – thanks in large part to our excellent and innovative employees, who are among our greatest assets.

ENCOURAGE LIFELONG LEARNING AND DEVELOPMENT

Innovation – the basis of sustainable growth – doesn't happen on its own. It requires an environment in which a creative spirit can thrive. To foster our employees' creativity, we're continually promoting their development through challenging training and education programs. In Germany, we're a leading private provider of vocational training within the country's dual training system, which combines theory with practice. Our Siemens Leadership Excellence programs are designed to prepare company managers for their future responsibilities. We identify talented individuals and offer them exciting management tasks. Our new Siemens Leadership Framework helps us apply uniform criteria when matching individuals' capabilities and potential with the requirements of job openings.

EMPOWER OUR DIVERSE AND ENGAGED PEOPLE WORLDWIDE

Global presence is our hallmark. That's why diversity is a key part of our company – and one that we intend to further cultivate. Our Diversity Initiative is helping us build outstanding teams with multifaceted abilities and experience while fostering the strengths of individuals in heterogenous environments. It's also helping ensure that our managers have international backgrounds, with wide-ranging expertise and extensive experience.

STAND FOR INTEGRITY

We champion a corporate culture that sets high standards of conduct for managers and employees. We've formulated transparent and binding principles of behavior that cover all aspects of our business activity, define a uniform ethical framework for our employees and establish clear responsibilities throughout our company. Action areas include occupational safety, health management, environmental protection and the fight against corruption. And we expect not only our employees but also our partners and suppliers to adhere to clear principles of integrity.

Vision


Vision: Overview
See page 12.

Siemens is a global powerhouse that looks ahead and takes the lead. And this pioneering spirit has always defined our company. For us, being a pioneer means more than just fostering invention and embarking on new paths. It means forging ahead into uncharted territory by developing, marketing and integrating leading-edge products and solutions tailored to today's requirements. It also involves taking calculated risks to push innovation. This willingness to innovate, coupled with conviction and passion, is what motivates our employees. Only the kind of teamwork that enables all players to give their best, shoulder their responsibilities and leverage their strengths can yield true pioneering achievements, whether in 1847 – the year our company was founded – or today. And it's this pioneering spirit that informs our company's vision of the technologies and key markets of tomorrow.


Siemens is the pioneer in
intelligent infrastructure solutions
energy efficiency
industrial productivity
affordable and personalized healthcare

www.siemens.com/vision

Thinking ahead

At Siemens, we've always thought of our company as a pioneer; it's our vision of ourselves. For more than 160 years, our greatest successes have been pioneering technological achievements. In 1848, we began building major telegraph lines; in 1866, we rang in the era of electrical engineering; and in 1896, following the discovery of X-rays, we developed the first X-ray devices. In 1905, we rolled out one of the first serially produced electric vehicles in Germany; in 1996, we launched piezo injection systems for high-performance and energy-efficient combustion engines; and in 2009, we installed the first floating megawatt-class wind turbine on the open seas. In the field of innovative lighting technologies, OSRAM is indisputably a pioneer. Its subsidiary OSRAM Opto Semiconductors is currently building the world's first pilot production line for organic LEDs (OLEDs) in Regensburg, Germany – driving the development of OLED technology and related production processes with the aim of reaching a preliminary stage of series production.

However, meeting the challenges of the future will entail not only pursuing new technologies but also maintaining a market-oriented focus on value creation. With our vision, we're rising to tomorrow's challenges today – thinking ahead so we can open up new frontiers with our innovative products and solutions. For example, we're aiming to push productivity while shortening both the development phase and time-to-market. We've created advanced solutions that enable simultaneous product development and production planning. The key here is the merging of product lifecycle management (PLM) systems with automation technologies. We see excellent prospects for our industrial software offerings, which offer an end-to-end development environment along the entire value chain.

A pioneer must have the courage to move into new and sometimes uncertain territory. As a flourishing company, we're able to unleash and cultivate our greatest strength – our pioneering spirit – even in challenging times, as we proved during the recent economic crisis. Being a pioneer means not looking for risks, but acting responsibly with an eye to the future. It's our people's outstanding expertise and their experience of what's both technically possible and economically viable that enable our pioneering achievements. Our sound financial basis provides us with a stable foundation from which to evaluate and seize opportunities. It gives us the long-term perspective we need to pursue concrete visions – such as the initiative described in this Report for providing Europe with solar and wind energy from North Africa; the construction of a carbon-neutral metropolis, which is already being realized in Masdar City, in the United Arab Emirates; the complete, intermodal networking of mobility solutions for the more efficient transport of people and goods; and last but not least, the comprehensive provision of affordable healthcare in developing and emerging countries.


Revenue growth
Capital structure
Capital efficiency / Profitability

Financial Report 2010

Financial calendar[1]

First-quarter financial report	**Jan. 25, 2011**
Annual Shareholders' Meeting – Olympiahalle, Munich, 10:00 a.m.	**Jan. 25, 2011**
Ex-dividend date	**Jan. 26, 2011**
Second-quarter financial report / Semiannual Press Conference	**May 4, 2011**
Third-quarter financial report	**July 28, 2011**
Preliminary figures for fiscal 2011 / Press conference	**Nov. 10, 2011**
Annual Shareholders' Meeting for fiscal 2011	**Jan. 24, 2012**

1 Provisional. Updates will be posted at *www.siemens.com/financial-calendar*.

▶ Key figures / Segment information

Contents Part II

To our shareholders

Corporate Governance

Combined management's discussion and analysis

Consolidated Financial Statements

Additional information

Key figures Fiscal 2010[1,2]

(in millions of €, except where otherwise stated)

Revenue growth

FY 2010[3]	(3)%
FY 2009[3]	0%

Profit margin FY 2010

Industry	**10.0%**
Industry Automation	16.8%
Drive Technologies	12.3%
Building Technologies	6.6%
OSRAM	12.2%
Industry Solutions	0.7%
Mobility	7.9%
Energy	**14.0%**
Fossil Power Generation	15.9%
Renewable Energy	11.3%
Oil & Gas	11.7%
Power Transmission	12.4%
Power Distribution	13.9%
Healthcare[7,8]	**7.5%**
Imaging & IT	19.6%
Workflow & Solutions	1.8%
Diagnostics[7,8]	(16.3)%
Siemens IT Solutions and Services	**(12.9)%**
Siemens Financial Services*	**30.4%**

Margin ranges   * Return on Equity[9]

ROCE (continuing operations)

FY 2010[10]	10.4%
FY 2009[10]	6.1%

Target corridor: 14 – 16%

Cash conversion (continuing operations)

FY 2010[11]	1.73
FY 2009[11]	1.54

Target: 1 minus revenue growth rate

Adjusted industrial net debt/adjusted EBITDA (continuing operations)

FY 2010	0.08
FY 2009	0.31

Target corridor: 0.8 – 1.0

Growth and profit

	FY 2010	FY 2009	% Change Actual	% Change Adjusted[3]
Continuing operations				
New orders	**81,163**	78,991	3%	1%
Revenue	**75,978**	76,651	(1)%	(3)%
Total Sectors				
Profit Total Sectors	**7,789**	7,466	4%	
in % of revenue (Total Sectors)	**10.7%**	10.3%		
EBITDA (adjusted)	**11,042**	9,524	16%	
in % of revenue (Total Sectors)	**15.2%**	13.1%		
Continuing operations				
EBITDA (adjusted)	**10,034**	9,219	9%	
Income from continuing operations	**4,112**	2,457	67%	
Basic earnings per share (in euros)[4]	**4.54**	2.60	75%	
Continuing and discontinued operations[5]				
Net income	**4,068**	2,497	63%	
Basic earnings per share (in euros)[4]	**4.49**	2.65	69%	

Return on capital employed

	FY 2010	FY 2009
Continuing operations		
Return on capital employed (ROCE)	**10.4%**	6.1%
Continuing and discontinued operations[5]		
Return on capital employed (ROCE)	**10.3%**	6.2%

Free cash flow and Cash conversion

	FY 2010	FY 2009
Total Sectors		
Free cash flow	**10,934**	7,606
Cash conversion	**1.40**	1.02
Continuing operations		
Free cash flow	**7,111**	3,786
Cash conversion	**1.73**	1.54
Continuing and discontinued operations[5]		
Free cash flow	**7,013**	3,641
Cash conversion	**1.72**	1.46

Net debt and Capital structure

	FY 2010	FY 2009
Net debt	**5,560**	9,309
Net debt/adjusted EBITDA (cont.)	**0.55**	1.01
Adjusted industrial net debt	**819**	2,873
Ad. ind. net debt/adjusted EBITDA (cont.)	**0.08**	0.31

Employees (in thousands)

	Sept. 30, 2010 Cont. Op.	Sept. 30, 2010 Total[6]	Sept. 30, 2009 Cont. Op.	Sept. 30, 2009 Total[6]
Employees	**405**	**405**	405	405
Germany	**128**	**128**	128	128
Outside Germany	**277**	**277**	277	277

1 New orders and order backlog; adjusted or organic growth rates of Revenue and new orders; book-to-bill ratio; Total Sectors Profit; ROE; ROCE; Free cash flow; cash conversion rate; adjusted EBITDA; adjusted EBIT; earnings effect from purchase price allocation (PPA effects) and integration costs; net debt and adjusted industrial net debt are or may be non-GAAP financial measures. Definitions of these supplemental financial measures, a discussion of the most directly comparable IFRS financial measures, information regarding the usefulness of Siemens' supplemental financial measures, the limitations associated with these measures and reconciliations to the most comparable IFRS financial measures are available on our Investor Relations website under *www.siemens.com/nonGAAP.*
2 October 1, 2009 – September 30, 2010.
3 Adjusted for portfolio and currency translation effects.
4 Earnings per share – attributable to shareholders of Siemens AG. For fiscal 2010 and 2009 weighted average shares outstanding (basic) (in thousands) amounted to 868,244 and 864,818 shares, respectively.
5 Discontinued operations primarily consist of former Com activities, comprising carrier networks, enterprise networks and mobile devices activities.
6 Continuing and discontinued operations.
7 Including (9.7)pp for Healthcare and (32.8)pp for Diagnostics related to €1.204 billion (pretax) impairments at Diagnostics.
8 Profit margin including PPA effects for Healthcare is 6.1% and for Diagnostics (21.2)%.
9 Return on equity is calculated as Income before income taxes divided by average allocated equity of fiscal 2010 (€1.470 billion).
10 FY 2010: including (2.8)pp related to the impairments at Diagnostics as well as (0.8)pp related to €460 million (pretax) charges for strategic reorientation of the IT business; FY 2009: including (4.6)pp related to €1.850 billion (pretax) impairments at NSN.
11 FY 2010: including (0.44) related to the impairments at Diagnostics as well as to the charges for strategic reorientation of the IT business; FY 2009: including (0.66) related to the impairments at NSN.

Segment information

Industry

Our Industry Sector offers a complete spectrum of products, services and solutions for the efficient use of resources and energy and improvements of productivity in industry and infrastructure. Its integrated technologies and holistic solutions address primarily industrial customers, such as process and manufacturing industries, and infrastructure customers, especially in the areas of transport, buildings and utilities. The portfolio spans industry automation and drives products and services, building, lighting and mobility solutions and services, and system integration and solutions for plant businesses.

- Industry Automation
- Drive Technologies
- Building Technologies
- OSRAM
- Industry Solutions
- Mobility

Revenue	€34.869 billion
Profit	€3.478 billion

Energy

Our Energy Sector offers a wide spectrum of products, services and solutions for the generation, transmission and distribution of power, and the extraction, conversion and transport of oil and gas. It primarily addresses the needs of energy providers, but also serves industrial companies, particularly in the oil and gas industry. The Energy Sector covers the whole energy conversion chain.

- Fossil Power Generation
- Renewable Energy
- Oil & Gas
- Power Transmission
- Power Distribution

Revenue	€25.520 billion
Profit	€3.562 billion

Healthcare

Our Healthcare Sector offers customers a comprehensive portfolio of medical solutions across the value-added chain – ranging from medical imaging to in-vitro diagnostics to interventional systems and clinical information technology systems – all from a single source. In addition, the Sector provides technical maintenance, professional and consulting services, and, together with Siemens Financial Services, financing to assist customers in purchasing the Sector's products.

- Imaging & IT
- Workflow & Solutions
- Diagnostics

Revenue	€12.364 billion
Profit	€748 million

Equity Investments

In general, Equity Investments comprises equity stakes held by Siemens that are accounted for by the equity method, at cost or as current available-for-sale financial assets and which are not allocated to a Sector, a Cross-Sector Business, Siemens Real Estate (SRE), Pensions or Corporate Treasury for strategic reasons. Our main investments within Equity Investments are our stake of approximately 50.0% in Nokia Siemens Networks B.V. (NSN), our 50.0% stake in BSH Bosch und Siemens Hausgeräte GmbH (BSH), our 49.0% stake in Krauss-Maffei Wegmann GmbH & Co. KG (KMW), our 50.0% stake in ELIN GmbH & Co. KG, our 49.0% stake in Enterprise Networks Holdings B.V. (EN) as well as our 19.8% stake in GIG Holding GmbH (formerly named ARQUES Value Development GmbH).

Major investments

- Nokia Siemens Networks
- BSH Bosch und Siemens Hausgeräte GmbH

Profit	€(191) million

Cross-Sector Businesses

Siemens IT Solutions and Services designs, builds and operates both discrete and large scale information and communications systems and offers comprehensive information technology and communications solutions from a single source both to third parties and to other Siemens entities.

Siemens Financial Services is an international provider of financial solutions in the business-to-business area. SFS supports Siemens as well as third parties in the three industry areas of industry, energy, and healthcare. SFS finances infrastructure, equipment and working capital and supports and advises Siemens concerning financial risk and investment management. By integrating financing expertise and industrial know-how, SFS creates value for its customers and helps them strengthen their competitiveness. As of October 1, 2010, Siemens Financial Services was renamed Financial Services.

Siemens IT Solutions and Services

Revenue	€4.155 billion
Profit	€(537) million

Siemens Financial Services

Profit	€447 million
Total assets	€12.506 billion

Dear Shareholders,



Although the consequences of the global financial and economic crisis continued to impact some of our businesses, we can look back on an extraordinarily successful fiscal year, with record results.

In fiscal 2010, the Supervisory Board performed the duties assigned to it by law, the Siemens Articles of Association and the Bylaws for the Supervisory Board. We regularly advised the Managing Board on the management of the Company and monitored the Managing Board's activities. We were directly involved in all major decisions regarding the Company. In written and oral reports, the Managing Board regularly provided us with timely and comprehensive information on Company planning and business operations as well as on the strategic development and current state of the Company. Deviations from business plans were explained to us in detail. Together with the Managing Board, we determined the Company's strategic orientation. On the basis of reports submitted by the Managing Board, we discussed in detail all business transactions of major significance to the Company. The proposals made by the Managing Board were approved after detailed examination and discussion. We held a total of five regular meetings and one extraordinary meeting. We also voted on one proposal using a notational, or written, voting process.

In my capacity as Chairman of the Supervisory Board, I was in regular contact with the Managing Board between Supervisory Board meetings and was kept up-to-date on the Company's current business situation and key business transactions. At separate strategy meetings, I discussed with the Managing Board the perspectives and future orientation of the Company's individual businesses.

Work in the Supervisory Board committees

To ensure the efficiency of its work, the Supervisory Board has a total of six standing committees to prepare the proposals for the Supervisory Board as well as the issues to be dealt with at the Board's plenary meetings. The decision-making powers of the Supervisory Board are delegated to these committees where legally permissible. The chairmen of the committees report to the Supervisory Board on the committees' work at subsequent Board meetings. The composition of the individual Supervisory Board committees and the number of committee meetings and decisions are shown on pages 256-57 of Part II of this Annual Report.

The **Chairman's Committee** met seven times in fiscal 2010. It also voted on four proposals using the notional voting process. Between meetings, I discussed topics of particular importance to the Company with the members of the Chairman's Committee. The Committee dealt with corporate-governance-related matters, with the preparation of decisions concerning Managing Board compensation and with various personnel-related topics.

The **Mediation Committee** was not required to meet in fiscal 2010. The **Finance and Investment Committee** met twice, primarily to discuss the development of the Company's medium-term strategy and to approve investment projects. The Committee also voted on two proposals using the notational voting process.

The **Audit Committee** met six times. Together with the independent auditors, the President and Chief Executive Officer, the Chief Financial Officer and the General Counsel, the Audit Committee discussed the Annual Financial Statements and management's discussion and analysis (MD&A) for Siemens AG and the Consolidated Financial Statements and the consolidated MD&A for Siemens worldwide, the proposal for the appropriation of net income and the Annual Report on Form 20-F for the U.S. Securities and Exchange Commission (SEC). In addition, the Audit Committee made a recommendation to the Supervisory Board regarding the Supervisory Board's proposal to the Annual Shareholders' Meeting concerning the election of the independent auditors.

The Audit Committee also gave in-depth consideration to the appointment of the independent auditors for fiscal 2010, to monitoring the auditors' independence and qualifications as well as the additional services they perform, to determining their fee and to examining the Company's quarterly reports and the half-year financial report. In addition, the Audit Committee dealt with the Company's financial reporting process and risk management system and with the effectiveness, resources and findings of the internal financial audit as well as with reports concerning potential and pending legal disputes. The Audit Committee also focused on Company compliance with the provisions of Section 404 of the Sarbanes-Oxley Act (SOA) and on the internal audit of the effectiveness of the anti-corruption compliance program. Furthermore, separate meetings were held with the independent auditors.

The **Compliance Committee** met five times in fiscal 2010. At its meetings, the Committee discussed the quarterly reports submitted by the Chief Compliance Officer and / or the Chief Counsel Compliance as well as the claims for damages against former members of the Managing Board.

Topics at the plenary meetings of the Supervisory Board

Regular topics of discussion at the Supervisory Board's plenary meetings were revenue, profit and employment development at Siemens AG, at the Sectors and at Siemens worldwide as well as the Company's financial situation and its major investment and divestment projects. The Managing Board reported regularly and comprehensively on Company planning and on the Company's strategic development, business operations and current position. The Supervisory Board received regular updates on the development and effects of the economic crisis.

At our meeting on December 2, 2009, we primarily discussed the financial statements and MD&A for Siemens AG and Siemens worldwide as of September 30, 2009 as well as the agenda for the Annual Shareholders' Meeting on January 26, 2010. We also discussed the Annual Report 2009 – in particular, its "Corporate Governance report." In addition, the Supervisory Board approved the settlements with nine former Managing and Supervisory Board members as well as the settlement with the Company's directors and officers (D&O) insurance providers and decided to present these agreements to the Annual Shareholders' Meeting on January 26, 2010 for approval. To avoid a possible conflict of interest, Michael Diekmann, who is the CEO of the lead company of one of the member companies of the insurance consortium in question, did not participate in the discussion or voting. The Supervisory Board also decided to initiate legal proceedings against former Managing Board members Thomas Ganswindt and Heinz-Joachim Neubürger in order to recover damages arising from incidents of corruption at Siemens.

At our meeting on January 25, 2010, the Managing Board reported on the Company's business and financial position at the end of the first quarter of fiscal 2010. We also discussed the new framework for Managing Board compensation and established the targets for Managing Board compensation in fiscal 2010.

At our meeting on April 28, 2010, the Managing Board reported on the Company's business and financial position at the end of the second quarter of fiscal 2010. We decided to extend the Managing Board appointments of Joe Kaeser and Hermann Requardt for an additional five years, effective April 1, 2011. We also discussed the economic position and reorganization of the Healthcare Sector, whose sales and service business is to be bundled in a new unit. In addition, we examined the Company's Supply Chain Management Initiative and discussed the further development of the system of Managing Board compensation.

At an extraordinary meeting on June 9, 2010, we approved Heinrich Hiesinger's resignation from the Managing Board on September 30, 2010, prior to the expiration of his appointment. Taking into account an external expert opinion, we considered the legal aspects of Heinrich Hiesinger's move to ThyssenKrupp and concluded that no conflicts of interest precluded the approval of his resignation prior to the expiration of his appointment. We also appointed Brigitte Ederer a member of the Managing Board, Labor Director and head of Corporate Human Resources, effective July 1, 2010. Siegfried Russwurm was appointed CEO of the Industry Sector, effective July 1, 2010.

At the Supervisory Board meeting on July 28, 2010, we discussed the Company's business and financial position at the end of the third quarter of fiscal 2010. We also approved adjustments in the system of Managing Board compensation and corresponding changes in the sample employment contract for Managing Board members. In addition, we approved the updated Code of Ethics for Financial Matters and adjusted the assignment of responsibilities within the Managing Board.

At our meeting on September 22, 2010, the Managing Board provided us with an overview of the state of the company. At this meeting, the Energy Sector reported on the situation in its business. Due to new provisions of the German Corporate Governance Code, we also amended the Bylaws for the Supervisory Board, the Chairman's Committee and the Managing Board and approved concrete goals for the Supervisory Board's future composition. These goals are described in the "Corporate Governance report," which appears on pages 23-28 of Part II of this Annual Report. Finally, we commissioned an independent external compensation consultant to review the appropriateness of Managing Board compensation for fiscal 2010.

Corporate Governance Code

The Supervisory Board concerned itself with the provisions of the German Corporate Governance Code. Information on corporate governance at the Company and a detailed report on the level and structure of the remuneration paid to the members of the Supervisory and Managing Boards is provided on pages 23-28 and 34-48 of Part II of this Annual Report. At their meetings on September 15 and 22, 2010, the Managing and Supervisory Boards decided to issue an unconditional Declaration of Conformity pursuant to Section 161 of the German Stock Corporation Act (*Aktiengesetz*) and to make it available to shareholders on the Company's website.

Detailed discussion of the financial statements

Our independent auditors – Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft – audited the Annual Financial Statements of Siemens AG, the Consolidated Financial Statements of Siemens worldwide and the "Combined management's discussion and analysis" of Siemens AG and Siemens worldwide for the year ended September 30, 2010 in accordance with the requirements of the German Commercial Code (HGB) and approved them without qualification. The Annual Financial Statements of Siemens AG, the Consolidated Financial Statements of Siemens worldwide and the "Combined management's discussion and analysis" of Siemens AG and Siemens worldwide were prepared in accordance with Section 315a of the HGB, using International Financial Reporting Standards (IFRS) as these are to be applied in the European Union and / or in accordance with HGB requirements. The audit conducted by the independent auditors complied with generally accepted German standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer in Deutschland e.V. (IDW) and the International Standards on Auditing (ISA). The above-mentioned documents as well as the Managing Board's proposal for the appropriation of net income were submitted to us by the Managing Board in a timely manner. The Audit Committee discussed these documents in detail at its meetings on November 9 and 30, 2010.

The audit reports prepared by Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft were presented to all members of the Supervisory Board. We reviewed these reports comprehensively at our meeting on December 1, 2010 in the presence of the independent auditors, who reported on the main findings of their audit. The independent auditors also reported that there were no major weaknesses in the Company's internal audit or risk management systems. At this meeting, the Managing Board explained the Annual and Consolidated Financial Statements as well as the Company's risk management system. The independent auditors also discussed the scope, focal points and costs of the audit.

We concur with the results of the audit. Following the definitive findings of the examination by the Audit Committee and our own examination, we have raised no objections. In view of our approval, the financial statements prepared by the Managing Board are accepted as submitted. We endorse the Managing Board's proposal that the net income available for distribution be used to pay out a dividend of €2.70 per share entitled to a dividend and that the amount attributable to shares of stock of Siemens AG held in treasury by the Company as of the date, as well as attributable to treasury stock retired by the date, of the Annual Shareholders' Meeting be carried forward.

Changes in the composition of the Supervisory and Managing Boards
Effective July 1, 2010, the Supervisory Board appointed Brigitte Ederer a full member of the Managing Board, Labor Director and head of Corporate Human Resources. Heinrich Hiesinger resigned from his position as member of the Managing Board, effective September 30, 2010. He was succeeded as CEO of the Industry Sector by Siegfried Russwurm, effective July 1, 2010.

The Supervisory Board would like to thank the members of the Managing Board as well as the employees and employee representatives of all Siemens companies for their work. Together, they made fiscal 2010 another successful year for Siemens.

For the Supervisory Board



Dr. Gerhard Cromme
Chairman
Berlin and Munich, December 1, 2010

Dear Shareholders,



Sustainable, capital-efficient growth and continuous improvement for the benefit of our customers, employees and shareholders: that's what we're aiming for in everything we do. And the success we achieved in fiscal 2010 – despite a business environment that is still difficult in some parts of the world – confirms that we're on the right track.

Global economic developments and a comparison with our competitors

Siemens concluded fiscal 2010 very successfully in a challenging global environment. The basis of this success was our sustainability-focused strategy, coupled with the outstanding achievements of our employees and management. Seizing all opportunities for action, we took steps to minimize the impact of slumps in demand. At our facilities in Germany, for example, we implemented reduced working hours, particularly at the beginning of the fiscal year.

During the first half of fiscal 2010, we were still very cautious when speaking about the prospects for a global economic recovery. However, as the year unfolded, the upturn prevailed on a broad basis worldwide. It's extremely gratifying to see the economy picking up not only in the dynamic growth markets of the BRIC countries – Brazil, Russia, India and China – and in the Gulf region but also in our company's traditional markets in the industrialized countries, with particularly strong growth in our home country, Germany. Government infrastructure and stimulus programs played a key role here.

Throughout the crisis, we performed well compared to our most important competitors, returning our company to the ranks of the world's leading players. This positive development is primarily due to steps we took early on, even before the crisis hit. We streamlined our organization and strengthened our management system. We cut marketing, selling and general administrative expenses and achieved excellent results with our procurement initiative. In a nutshell: Siemens is again in an excellent competitive position and wields enormous business clout.

The best operating results in our company's history

In fiscal 2010, we recorded the best operating results our company has ever achieved. Total Sectors profit rose four percent to €7.8 billion – despite impairment charges of €1.2 billion at our Healthcare Sector. Net income surged 63 percent to €4.1 billion. Growth gained momentum as the fiscal year progressed. After declining during the first two quarters, new orders and revenue again increased in the second half of the year. Overall, orders climbed three percent to slightly over €81 billion in fiscal 2010, while revenue stabilized at €76 billion.

Our employees played an invaluable role in keeping Siemens on a positive, stable course during the worst global economic crisis in generations. We're now rewarding their tremendous achievements with a special one-time bonus payment for all employees who are not part of senior management. Worldwide, we've earmarked a total of €310 million for this purpose.

We also want you, our shareholders, to benefit from our success in fiscal 2010 – in the form of a substantially increased dividend. That's why the Supervisory Board and the Managing Board will propose to the Annual Shareholders' Meeting in January 2011 a dividend of €2.70 – an almost 70 percent increase compared to fiscal 2009. This corresponds to a payout ratio of 46 percent, excluding the non-cash items at our Healthcare Sector.

In making this proposal, we're raising the dividend to an unprecedented level and opening a new chapter for Siemens and for you, our shareholders. In another first, we're specifying – within the framework of our new financial target system – a clear orientation for our future dividend policy. Our target is to pay out between 30 and 50 percent of our net income – adjusted for exceptional non-cash items. This new dividend policy will send a clear message: Siemens stands for stability and creates sustainable value.

Stabilizing factors and growth drivers

All our operating, marketing, selling and general administrative units made major contributions to our excellent results in fiscal 2010. Let me give you just two examples. First, consider our wind energy business. In fiscal 2010, our Renewable Energy Division landed more new orders than any other division, giving it an order backlog of more than €9 billion. And prospects for the future of the wind energy market remain positive. For example, Europe's market for offshore wind farms boomed by more than 50 percent in 2009 and 2010 alone, and we're expecting demand for wind turbines to burgeon in other regions as well. We're the world leader in the dynamic offshore wind business.

Wind turbines are part of our Environmental Portfolio. In fiscal 2010, revenue from the Portfolio grew to approximately €28 billion, making us a leading provider of green technologies. In the same period, our products and solutions enabled customers to slash their CO_2 emissions by some 270 million tons.

Developments at our Mobility Division have also been highly gratifying. Trains and rail technology from Siemens are in greater demand than ever before, all over the world. Our new Velaro D – known in Germany as the ICE train – is Europe's most advanced and efficient high-speed rail passenger carrier. Today, fourth-generation members of this product family are speeding along the tracks, earlier models having already proven the Velaro's potential for success. Sold as the Velaro E in Spain, the Sapsan in Russia, and the Velaro CN in China, this train has been a top seller on international markets even during economic crises.

Successful completion of Fit4̲2010

Fiscal 2010 also marked the culmination of our Fit42010 transformation program. The overarching aim of this program was to make our company a leading global competitor once again. To this end, we set clear targets for growth, profitability and liquidity. And we reached nearly all of these targets – a tremendous success in the face of the worldwide economic and financial crisis, which impaired our business growth in fiscal 2009 and 2010. Now we're back where we belong: at the top. In many of our businesses, we're the market leader or a very solid No. 2.

Recognition for our achievements

The true value of a company's accomplishments becomes apparent only when these achievements are recognized. At our company, this recognition takes various forms: first, the confidence that you, our shareholders, demonstrate when you make long-term investments in our company; second, the pride of our employees, who are not only committed to their company but also recommend it as an attractive employer; and finally, the acceptance and loyalty of our customers, whose orders sustain our business.

We have an obligation to earn the respect of all our stakeholders – our shareholders, our employees and our customers. This obligation motivates us in our day-to-day work and promotes the long-term stability of our company. As an infrastructure provider, a major employer and an economic force in the regions where we do business, we also attach great importance to engaging in dialogue with governments, organizations and people all around the world. That's why we're particularly proud of the recognition they bestowed on us in fiscal 2010.

One highlight was the trip of U.S. President Barack Obama to our production plant for wind turbine rotor blades in Fort Madison, Iowa. During his visit, the first-ever by an American president to a Siemens facility in the U.S., President Obama said of our company, "You're showing America our future." Higher praise from an American president for the role of Siemens in the U.S. can hardly be imagined.

Equally gratifying were the visits of Chinese Premier Wen Jiabao to our plants in Tianjin and Xi'an. When he proclaimed "Siemens is a Chinese company," Premier Wen was acknowledging the roots we have in his country and the respect we enjoy there. His statement also underscores the high esteem that our prudent, long-term business activities have earned us in China.

We were also very pleased that German Chancellor Angela Merkel and Russian President Dmitry Medvedev were both in attendance when we signed extensive cooperation agreements with Russian partners in the fields of rail technology and wind power in Yekaterinburg in mid-July 2010. This was one of numerous occasions on which we met with the German chancellor and the Russian head of state.

One encounter that I found personally very moving was a discussion with former South African president and Nobel Peace Prize laureate Nelson Mandela. Having traveled to South Africa for the festivities marking the 150th anniversary of Siemens' business activities in South Africa, I had the honor of being received by Mr. Mandela. This extraordinary gesture was an expression of the high regard that we've long enjoyed as a result of our contributions to the country's development and our responsible behavior toward our local employees and within South African society in general.

All these meetings are a testimony to the great respect in which our company is held around the world. They show not only that our individual achievements are gaining attention, but also that our company in its entirety is being seen and recognized as a worldwide infrastructure provider. Siemens is known all around the globe as a good corporate citizen. Like the many generations before us who helped establish our reputation, we can and should be proud of this valuable asset.

Strategic focus areas for the future

Building on what we've already achieved, our aim now is to drive our company's continued sustainable development. That's why we've defined three strategic directions that will chart our path into the future:

1. Focus on innovation-driven growth markets

2. Get closer to our customers

3. Use the power of Siemens.

Blazing new trails, thinking and acting across borders, considering and addressing challenges from a variety of perspectives – this pioneering spirit has been and will remain the basis for our success. We're poised to leverage our local presence and local products as well as the high esteem in which German engineering is held internationally. Our proximity to customers all around the globe ensures us market access. No other industrial company is at home in some 190 countries – in many of which we've been doing business for a century or more.

We want to continue pursuing our technology and business opportunities primarily in markets that exhibit exceptional innovation and growth. This strategy is opening up new avenues for developing our business in tomorrow's attractive growth markets.

Our Environmental Portfolio, the only one of its kind in the world, is playing a key role here. We want to generate particularly strong revenue growth with the Portfolio while further enhancing our leading position in green technologies. In the high-growth emerging countries, we're expanding our presence, the vertical integration of our value chain and local business responsibility. We're also extending the range of products, solutions and services that we tailor to the specific needs of these dynamic countries. Through their contributions to our global business, our employees and small and mid-sized partners in Germany are likewise profiting from our success in these markets.

With challenging training and continuing education programs, we're continually fostering the skills and expertise of our employees worldwide throughout their entire careers. These programs are also strengthening our reputation as a preferred employer in the increasingly competitive global market for talent.

Our corporate culture is yet another cornerstone of our success. This culture is shaped by our company values – responsible, excellent and innovative. And these values are the basis of what we understand by integrity. We've formulated transparent, binding guidelines governing all aspects of our company's activities. We adhere to these guidelines at all times and in all places and demand that they be upheld not only at our company but also by our partners and suppliers. Our leading positions on this year's Dow Jones Sustainability Index and the Carbon Disclosure Project attest to the success of this approach.

We've set ambitious targets for the future – targets that are spurring us on to new achievements. For instance, we'll have invested some €100 million by the end of 2012 to make our facilities even greener. We're aiming to boost our energy and CO_2 efficiency 20 percent by the end of 2011. What's more, we're also offering our suppliers the opportunity to participate in our "energy health checks." We want to be the first company to boast environmental compatibility along the entire supply chain.

One Siemens

The successful completion of our Fit42010 program marks the end of twelve years of transformation. We'd like to thank the many people who made valuable contributions along the way. Due to their efforts, Siemens is once again a normal, world-class company.

Building on this success, we've now established a framework for achieving further continuous improvement for the benefit of our customers, employees and shareholders – our new One Siemens financial target system. Charting our company's path for sustainable development in the years ahead, One Siemens defines metrics for revenue growth, capital efficiency and profitability as well as the optimization of our capital structure. It also specifies our future dividend policy, which will provide reliable orientation for all long-term investors. The unprecedented dividend of €2.70 that we'll be proposing for fiscal 2010 is a first step in implementing this new policy.

With One Siemens, we're entering new territory. Join us on our journey – with your trust and your commitment.



Peter Löscher
President and CEO
Siemens AG

The Siemens share / Investor relations

Change in the value of an investment in Siemens shares in fiscal 2010 (with dividends reinvested; indexed)


in %
September 30, 2009
September 30, 2010
140
130
120
110
100
90
80
70
Siemens
DAX®
MSCI World

In fiscal 2010, the Siemens share price significantly outperformed the most important German and international indices as well as the stocks of many competitors. Having fluctuated at the start of the fiscal year, the share price recovered continuously from March 2010 onward. After several years in which we maintained a stable dividend despite a weak economic environment, the Managing Board and the Supervisory Board will propose paying a significantly increased dividend for fiscal 2010 of €2.70 per share, representing a payout ratio of 58% (excluding non-cash items: 46%). Siemens AG, which continues to have a very sound financial basis, substantially reduced its net debt in fiscal 2010. The Company also continues to enjoy good, investment-grade credit ratings – particularly compared to other suppliers in its market.

STOCK MARKETS – RECOVERY IN 2010

High volatility and continued uncertainty characterized developments on the stock markets at the start of fiscal 2010. After fluctuating within a narrow corridor during the first months of the year, share prices on both the German and European stock markets improved continuously from March 2010 onward, so that on September 30, 2010 the values of the key indices were significantly higher than a year earlier.

Siemens stock performed exceptionally well in this market environment, closing at €77.43 per share on September 30, 2010. This was an increase of 22.4% over the closing price a year earlier. For shareholders who reinvested their dividends, the gain amounted to 25.4% (fiscal 2009: 1.3%). The Siemens share clearly outperformed the German and international stock markets, whose leading indices, DAX 30 and MSCI World, appreciated in the same period by 9.8% and 6.8%, respectively.

The assets of an investor who acquired Siemens shares worth €1,000 at the beginning of fiscal 2006 and reinvested the dividends in additional Siemens shares would have increased to €1,345 by the end of fiscal 2010. This annual return of 6.0% is markedly above the corresponding results for the DAX 30 (4.2%) and MSCI World (1.4%).

Long-term performance of Siemens shares compared with leading indices (average annual performance with dividends reinvested)

	FY 2006 – FY 2010
Siemens	6.0%
DAX®	4.2%
MSCI World	1.4%

PROPOSED DIVIDEND INCREASE

At the Annual Shareholders' Meeting, the Managing Board and the Supervisory Board will propose significantly increasing the dividend payment by €1.10 to €2.70 per share. After three years in which our dividend remained stable despite a weak economic environment, this proposal, which reflects our improved earnings situation in fiscal 2010, represents a payout ratio of 58% (excluding non-cash items: 46%) and continues our tradition of paying attractive dividends to our investors.

SHAREHOLDER STRUCTURE

With some 708,000 shareholders, Siemens AG is one of the world's largest publicly owned companies. An analysis of our shareholder structure conducted in September 2010 showed that shareholders in Germany hold the largest percentage of our share capital, about 29% of all outstanding shares. Shareholders in the U.S. hold roughly 21% and shareholders in the UK around 13%.

Some 65% of Siemens' outstanding shares are held by institutional investors, about 19% by private shareholders and around 6%* by members of the Siemens family.

Dividend

Fiscal year	FY 2010	FY 2009	FY 2008	FY 2007	FY 2006
Dividend per share (in euros)	2.70	1.60	1.60	1.60	1.45
Dividend yield (in %)[1]	3.5	2.4	3.6	1.9	1.8
Ex-dividend date	Jan. 26, 2011	Jan. 27, 2010	Jan. 28, 2009	Jan. 25, 2008	Jan. 26, 2007
Net income (in millions of euros)	4,068	2,497	5,886	4,038	3,345
Total dividend payout (in millions of euros)	2,355[2]	1,388	1,380	1,462	1,292
Payout ratio (in %)[3]	58	56	23	36	43

1 Dividend payout / Siemens share price on day of Annual Shareholders' Meeting; for fiscal 2010: dividend payout / Siemens share price at fiscal year-end
2 Based on currently estimated number of shares entitled to dividend payment
3 Excluding non-cash items in 2009 and 2010 (NSN and DX impairment charges), the payout ratio equaled 34% in 2009 and 46% in 2010.


Type of investor
Institutional investors: 65%
Others: 1%
Siemens family members: 6%*
Private shareholders: 19%
Unidentified investors: 9%
Regional structure
Germany: 29%
Unidentified: 9%
Rest of world: 6%
Rest of Europe: 7%
France: 7%
Switzerland: 8%
U.S.: 21%
UK: 13%

* This figure includes 1.25% over which the von Siemens-Vermögensverwaltung GmbH has voting control under powers of attorney and a 3.03% shareholding of which we have been notified by the Werner von Siemens Stiftung in Zug, Switzerland.

CREDIT RATINGS

Siemens AG has good, investment-grade credit ratings: "A1/P-1/ outlook stable" from Moody's Investors Service and "A+/A-1/ outlook stable" from Standard & Poor's are very positive ratings – particularly when compared to those of competitors in the industry segment. Our solid financial position gives us unrestricted access to the international financial and capital markets.

Credit ratings

	September 30, 2010		September 30, 2009	
	Moody's Investors Service	Standard & Poor's	Moody's Investors Service	Standard & Poor's
Long-term debt	A1	A+	A1	A+
Short-term debt	P-1	A-1	P-1	A-1

At year-end, the net debt of Siemens AG was €5,560 million with cash and cash equivalents of €14,108 million.

Further information on our credit ratings and financial obligations is available on pages 98-100 of Part II of this Annual Report.

SIEMENS ON THE CAPITAL MARKET

We take our responsibility to maintain an intensive dialogue with the capital market very seriously. Cultivating close contacts with our shareholders, we keep them informed of all major developments throughout Siemens.

As part of our investor relations work, we provide information on the Company's development in quarterly, semiannual and annual reports. Our CEO and CFO also maintain close contact with investors through roadshows and conferences. In addition, Siemens holds Sector Capital Markets Days at which the management of our Sectors informs investors and analysts about the Sectors' business strategies and market environments.

We also provide extensive information online. Quarterly, semiannual and annual reports, analyst presentations, press releases and our financial calendar for the current year, with all major publication dates as well as the date of the Annual Shareholders' Meeting, are available at *www.siemens.com/investors.*

Stock market information
(in euros, unless otherwise indicated)

	FY 2010[1]	FY 2009[1]
Stock price range (Xetra closing price)		
High	79.37	66.45
Low	60.20	35.52
Year-end	77.43	63.28
Number of shares (year-end, in millions)	914	914
Market capitalization (in millions of euros)[2]	67,351	54,827
Earnings per share – continuing operations	4.54	2.60
Earnings per share[3]	4.49	2.65
Dividend	2.70[4]	1.60

1 Fiscal year from October 1 to September 30
2 On the basis of outstanding shares
3 On the basis of continuing and discontinued operations
4 To be proposed to the Annual Shareholders' Meeting

PROFIT-SHARING CULTURE/STOCK-BASED COMPENSATION PROGRAMS

To encourage employees to become shareholders, Siemens offers various share-based payment programs to members of the Managing Board and employees. In fiscal 2010, 3,411,245 Siemens shares were reissued to service the four equity-settled programs, namely the Stock Awards program, the Stock Option Plan, the Share Matching Program (including the Base Share Program, the Share Matching Plan and the Monthly Investment Plan) and the Jubilee Program. Non-vested and outstanding grants under the various plans will result in additional share issuances to employees in the future. For further information on share-based payment, see Note 34 to the Consolidated Financial Statements.

Our Company-wide Share Ownership Guidelines specify that the members of the Managing Board and roughly 600 senior executives must hold an interest in the Company equal in value to between 50% and 300% of their base compensation for the period in which they hold office.

Further information on our employee share programs is available on pages 224-29 of Part II of this Annual Report.

Corporate Governance

Corporate Governance is the basis for all our decision-making and control processes and comprises responsible, value-based management and monitoring focused on long-term success, goal-oriented and efficient cooperation between the Managing and Supervisory Boards, respect for the interests of our shareholders and employees, transparency and responsibility in all our entrepreneurial decisions and an appropriate risk management system.

Corporate Governance report

Siemens AG fully complies with the recommendations of the German Corporate Governance Code ("Code"), which was first issued in 2002 and later expanded, most recently in May 2010.

The Managing Board and the Supervisory Board of Siemens AG, respectively, discussed compliance with the Code's recommendations, in particular with regard to the amendments of May 26, 2010. Based on these deliberations, the Boards approved the Declaration of Conformity with the Code which is set forth below (page 29), posted on our website and updated as necessary. Siemens voluntarily complies with the Code's non-binding suggestions.

Our listing on the New York Stock Exchange ("NYSE") subjects us to a number of provisions under U.S. securities laws (including the Sarbanes-Oxley Act ("SOA")) as well as to the rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the NYSE. To facilitate our compliance with the SOA, we have, among other things, established a Disclosure Committee, comprising the heads of our Corporate Units. This committee is responsible for reviewing certain financial and non-financial information and advising our Managing Board in its decision-making about disclosure. We have also introduced procedures that require the management of our Sectors, Divisions, Cross-Sector Businesses, Cross-Sector Services, Regional Clusters and certain Corporate Units, supported by certifications of management of entities under their responsibility, to certify various matters, thereby providing a basis for our CEO and CFO to certify our financial statements to the SEC. Consistent with the requirements of the SOA, we have also implemented procedures for handling accounting complaints and a Code of Ethics for Financial Matters; the Code of Ethics was approved in its updated version in July 2010.

Management and control structure

THE SUPERVISORY BOARD

As a German stock corporation, Siemens is subject to German corporate law. It has a two-tier management and oversight structure, consisting of a Managing Board and a Supervisory Board. As required by the German Codetermination Act (Mitbestimmungsgesetz), the Company's shareholders and its employees each select one-half of the Supervisory Board's members. The term of office of the current members of the Supervisory Board expires at the close of the Annual Shareholders' Meeting in 2013.

At its meeting on September 22, 2010, the Supervisory Board approved the following goals regarding its composition pursuant to Section 5.4.1 of the Code:

- The composition of the Supervisory Board of Siemens AG shall be such that qualified control and advising for the Managing Board is ensured. The candidates proposed for election to the Supervisory Board shall have the expertise, skills and professional experience necessary to carry out the functions of a Supervisory Board member in a multinational company and to safeguard the reputation of Siemens in public. In particular, care shall be taken in regard to the personality, integrity, commitment, professionalism and independence of the individuals proposed for election. The goal is to ensure that, in the Supervisory Board as a whole, all know-how and experience is available that is considered essential in view of Siemens' activities.
- Taking the Company's international orientation into account, care shall also be taken to ensure that the Supervisory Board has an adequate number of members with extensive international experience. The goal for the next Supervisory Board election in 2013 is to make sure that the present considerable share of Supervisory Board members with international background is maintained.
- In its election proposals, the Supervisory Board shall also pay particular attention to the appropriate participation of women. Qualified women shall already be included in the initial process of selecting potential candidates for new elections or for the filling of Supervisory Board positions that have become vacant and shall be considered, as appropriate, in nominations. There are currently four women on our Supervisory Board. Our goal is, at the minimum, to maintain or, if possible, to increase this number at the next Supervisory Board election in 2013. It is also intended that a woman join the Nominating Committee following this Supervisory Board election.

> A sufficient number of independent members shall belong to the Supervisory Board. Material and not only temporary conflicts of interest, such as organizational functions or advisory capacities with major competitors of the Company, shall be avoided. In addition, the Supervisory Board members shall have sufficient time to be able to devote the necessary regularity and diligence to their mandate.
> The age limitation established in the Bylaws of the Supervisory Board will be taken into consideration. In addition, no more than two former members of the Managing Board of Siemens AG shall belong to the Supervisory Board.

According to the Bylaws for the Supervisory Board, the shareholder representatives on the Supervisory Board must be independent. Some Supervisory Board members hold, or held in the past year, high-ranking positions at other companies with which Siemens does business; nevertheless, our sales and purchases of products and / or services to or from such companies are carried out on an arm's length basis. We believe that these dealings do not compromise the independence of the relevant Supervisory Board members.

The Supervisory Board oversees and advises the Managing Board in its management of the Company's business. At regular intervals, it discusses business development, planning, strategy and implementation. It reviews the annual stand-alone financial statements of Siemens AG, the Consolidated Financial Statements of Siemens worldwide, management's discussion and analysis of these financial statements and the proposal for the appropriation of net income. It also discusses Siemens' quarterly and half-yearly reports and approves the annual stand-alone financial statements of Siemens AG as well as the Consolidated Financial Statements of Siemens, taking into account both the audit reports issued by the independent auditors thereon and the results of the review conducted by the Audit Committee. In addition, it is responsible for monitoring the Company's adherence to statutory provisions, official regulations and internal Company policies (compliance); the Compliance Committee performs the compliance duties assigned to it by a decision of the Supervisory Board and pursuant to the Bylaws for the Compliance Committee. Furthermore, the Supervisory Board appoints the members of the Managing Board and determines each member's duties. Important Managing Board decisions – such as major acquisitions, divestments and financial measures – require Supervisory Board approval, unless the Bylaws for the Supervisory Board specify that such authority is delegated to the Finance and Investment Committee of the Supervisory Board. In the Bylaws for the Managing Board, the Supervisory Board has established rules that govern the work of the Managing Board, in particular the allocation of duties among individual Managing Board members, matters reserved for the Managing Board as a whole, and the required majority for Managing Board decisions.

The Supervisory Board currently has six committees whose duties, responsibilities and procedures fulfill the requirements of the Code, reflect applicable SOA requirements and incorporate applicable NYSE rules, as well as certain NYSE rules with which Siemens AG complies voluntarily. Each committee's chairperson provides the Supervisory Board with regular reports regarding the activities of the relevant committee.

The **Chairman's Committee** comprises the Chairman and Deputy Chairmen of the Supervisory Board as well as one further employee representative to be elected by the Supervisory Board and performs the collective tasks of a "nominating, compensation and corporate governance committee" to the extent that such tasks are not performed by the Nominating Committee or German law requires such tasks to be performed by the Supervisory Board in full session. In particular, the Chairman's Committee makes proposals regarding the appointment and dismissal of Managing Board members, handles contracts with members of the Managing Board, prepares the determination of the Managing Board compensation and the review of the Managing Board compensation system at the Supervisory Board's plenary board meetings. In preparing recommendations on the appointment of Managing Board members, the Chairman's Committee takes into account a candidate's professional qualifications, international experience and leadership qualities, the long-range plans for succession as well as diversity, and the composition of the Managing Board regarding an appropriate consideration of women. The Chairman's Committee is responsible for reviewing the Company's corporate governance guidelines, submits recommendations for their improvement and prepares the proposal regarding the Declaration of Conformity with the Code by the Supervisory Board. Furthermore, the Chairman's Committee submits recommendations regarding the composition of Supervisory Board committees to the Supervisory Board and decides whether to approve business transactions with Managing Board members and parties related to them.

The **Audit Committee** comprises the Chairman of the Supervisory Board, two of the Supervisory Board's shareholder representatives and three of the Supervisory Board's employee representatives. Under German law, the Audit Committee must include at least one independent member of the Supervisory Board who has knowledge and experience in the application of accounting principles or the auditing of financial statements. The Chairman of the Audit Committee, Dr. Hans Michael Gaul, satisfies these German statutory requirements. The Supervisory Board has designated Dr. Gaul – in addition to Dr. Gerhard Cromme – as an "audit committee financial expert," as defined by the regulations of the SEC adopted pursuant to Section 407 of the SOA. The Audit Committee oversees the accounting process. Furthermore, in addition to the work performed by the independent auditors, the Audit Committee discusses the Company's financial statements prepared quarterly, half-yearly and annually by the Managing Board. On the basis of the independent auditors' report on the annual financial statements, the Audit Committee makes after its own review recommendations to the Supervisory Board about whether or not to approve the annual stand-alone financial statements of Siemens AG and the Consolidated Financial Statements of Siemens. It concerns itself with the Company's risk monitoring system and oversees the effectiveness of the internal control system, in particular as it relates to financial reporting, the risk management system and the internal audit system. The internal corporate audit unit reports regularly to the Audit Committee. In addition, the Audit Committee monitors the independent audit of financial statements, including in particular the independence and qualifications of the independent auditors as well as the independent auditors' services, and performs the other functions assigned to it under the SOA.

The **Compliance Committee** comprises the Chairman of the Supervisory Board, two of the Supervisory Board's shareholder representatives and three of the Supervisory Board's employee representatives. The Compliance Committee monitors the Company's adherence to statutory provisions, official regulations and internal Company policies.

The **Nominating Committee**, which comprises the Chairman of the Supervisory Board and two of the Supervisory Board's shareholder representatives, is responsible for making recommendations to the Supervisory Board's shareholder representatives on the shareholder candidates for election to the Supervisory Board by the Annual Shareholders' Meeting. In preparing these recommendations, it shall take into consideration that the candidates must possess the knowledge, abilities and experience needed to perform their duties and that they must be independent, and it shall also pay attention to diversity and in particular to an appropriate participation of women.

The **Mediation Committee**, comprising the Chairman of the Supervisory Board, the First Deputy Chairman (who is elected in accordance with the German Codetermination Act), one of the Supervisory Board's shareholder representatives and one of the Supervisory Board's employee representatives, submits proposals to the Supervisory Board in the event that the Supervisory Board cannot reach the two-thirds majority required for the appointment or dismissal of Managing Board members.

The **Finance and Investment Committee** comprises the Chairman of the Supervisory Board, three of the Supervisory Board's shareholder representatives and four of the Supervisory Board's employee representatives. It shall – based on the Company's overall strategy, which is the focus of an annual strategy meeting of the Supervisory Board – prepare discussions and resolutions of the Supervisory Board on questions relating to the financial situation and structure of the Company as well as on fixed asset and financial investments. In addition, the Supervisory Board has delegated the authority to decide on the approval of transactions and measures, which would require the approval of the Supervisory Board, but the value of which is below €600 million, to the Finance and Investment Committee. The Finance and Investment Committee also exercises the rights of the Supervisory Board pursuant to § 32 of the German Codetermination Act to make decisions regarding the exercise of ownership rights resulting from interests in other companies. § 32 (1) sentence 2 of the German Codetermination Act sets forth that decisions made by the Finance and Investment Committee pursuant to § 32 of the German Codetermination Act only require the votes of the shareholder representatives.

The composition of the Supervisory Board and its committees is presented on pages 254 ff. of this Annual Report. Information on the work of this body is provided by the Report of the Supervisory Board on pages 6 ff. Details of the compensation paid to the members of the Supervisory Board are given comprehensively in the Compensation report on pages 46 ff.

THE MANAGING BOARD

The Managing Board, as the Company's top management body, is committed to serving the interests of the Company and achieving sustainable growth in Company value. The members of the Managing Board are jointly responsible for the entire management of the Company and decide on the basic issues of business policy and corporate strategy as well as on the annual and multi-year planning.

The Managing Board prepares the Company's quarterly and half-yearly reports, the annual unconsolidated financial statements of Siemens AG and the Consolidated Financial Statements of Siemens. In addition, the Managing Board is responsible for monitoring the Company's adherence to statutory provisions, official regulations and internal Company policies (compliance) and works to achieve compliance with these provisions and policies within the Siemens group. Further comprehensive information on the compliance program and related activities in fiscal 2010 is available on pages 30 ff. (Compliance report) and 71 ff. The Managing Board cooperates closely with the Supervisory Board, informing it regularly, promptly and fully on all issues related to Company strategy and strategy implementation, planning, business development, financial position, earnings, compliance and risks. When filling managerial positions in the Company, the Managing Board takes diversity into consideration and, in particular, aims for an appropriate consideration of women.

The Bylaws for the Managing Board provide for the establishment of committees to deal with specific tasks. Currently, there is one Managing Board committee, the Equity and Employee Stock Committee. It is comprised of three members of the Managing Board and oversees the utilization of authorized capital in connection with the issuance of employee stock and the implementation of certain capital measures. Furthermore, the committee determines the scope and conditions of the share-based compensation components and / or programs for employees and managers (with the exception of the Managing Board).

The composition of the Managing Board and its committee is presented on pages 258 ff. of this Annual Report. Detailed information on the compensation paid to the members of the Managing Board is given in the Compensation Report on pages 36 ff.

SHARE OWNERSHIP

As of October 13, 2010, the current Managing Board members held a total of 252,109 (2009: 286,998) Siemens shares as well as stock options on Siemens shares, representing 0.03% (2009: 0.03%) of the capital stock of Siemens AG.

As of the same day, the current members of the Supervisory Board held a total of 4,713 (2009: 3,711) Siemens shares as well as stock options on Siemens shares, representing less than 0.01% (2009: less than 0.01%) of the capital stock of Siemens AG. These figures do not include 11,459,406 (2009: 10,805,913) shares, or 1.25% (2009: 1.18%) of the capital stock, over which the von Siemens-Vermögensverwaltung GmbH ("vSV"), a German limited liability company, has voting control under powers of attorney based on an agreement between – among others – members of the Siemens family, including Mr. Gerd von Brandenstein, and vSV. These shares are voted together by vSV based on proposals by a committee representing members of the Siemens family. Mr. Gerd von Brandenstein is the current chairman of the executive committee and has a casting vote in case of a deadlock.

Detailed information on the individual share ownership of each Managing Board member is available in the Compensation report on page 43.

Purchase or sale of the Company's shares

Pursuant to § 15a of the German Securities Trading Act (WpHG), members of the Managing Board and the Supervisory Board are legally obliged to disclose the purchase or sale of shares of Siemens AG or financial instruments based thereon if the total value of such transactions entered into by a board member and any closely associated person reaches or exceeds €5,000 during any calendar year. Any transactions reported to Siemens AG in accordance with this requirement were duly published and can be found on the Company's Internet website at *www.siemens.com/directors-dealings.*

SHAREHOLDER RELATIONS

Four times a year, Siemens AG reports to shareholders on its business development, financial position and earnings. An ordinary Annual Shareholders' Meeting normally takes place within the first four months of each fiscal year. The Managing Board facilitates shareholder participation in the meeting through electronic communications – in particular the Internet – and enables shareholders who are unable to attend the meeting to vote by proxy. The Managing Board may provide for the shareholders to exercise their vote, without participating at the meeting, in writing or by means of electronic communication. The Managing Board may provide for the shareholders to participate in the Shareholders' Meeting without the need to be present at the venue and without a proxy, and to exercise some or all of their rights fully or partially by means of electronic communication. Furthermore, the Managing Board may provide for the shareholders to exercise their right to vote, without participating at the meeting, in writing or by means of electronic communication. The reports, documents and information required by law, including the Annual Report, may be downloaded from the Internet. The same applies to the agenda for the Annual Shareholders' Meeting and to possible counterproposals or shareholders' election nominations, if any, that are required to be disclosed.

Among other things, the Annual Shareholders' Meeting decides on the appropriation of net income, ratification of the acts of the Managing and Supervisory Boards, and the appointment of the independent auditors. Amendments to the Articles of Association and measures which change the Company's capital stock are approved exclusively at the Annual Shareholders' Meeting and are implemented by the Managing Board. Shareholders may submit counterproposals to the proposals of the Managing and Supervisory Boards and may contest decisions of the Annual Shareholders' Meeting. Shareholders owning Siemens stock with an aggregate notional value of €100,000 or more may also demand the appointment of special auditors to examine specific issues.

As part of our investor relations activities, we inform our investors comprehensively about developments within the Company. For communication purposes, Siemens AG makes extensive use of the Internet: at *www.siemens.com/investor*, quarterly, half-yearly and annual reports, ad hoc announcements, analyst presentations, and press releases are published, as is the financial calendar for the current year which contains the publication dates of all significant financial communications and the date of the Annual Shareholders' Meeting. Details of our investor relations activities are set forth on pages 18 ff. of the Annual Report.

CORPORATE GOVERNANCE GUIDELINES

Our Articles of Association, the Bylaws for the Supervisory Board and its most important committees, the Bylaws for the Managing Board, all Declarations of Conformity, the report on compliance with the provisions of the Code and various other corporate governance related documents may be found on our Internet website at *www.siemens.com/corporate-governance*.

SIGNIFICANT DIFFERENCES BETWEEN SIEMENS' CORPORATE GOVERNANCE AND NYSE CORPORATE GOVERNANCE STANDARDS

Companies listed on the NYSE are subject to the Corporate Governance Standards of Section 303A ("NYSE Standards") of the NYSE Listed Company Manual. Under the NYSE Standards, Siemens AG, as a foreign private issuer, is permitted to follow its home-country corporate governance practices in lieu of the NYSE Standards, except that it is required to comply with the NYSE Standards relating to the having of an audit committee (comprised of members who are "independent" under the SOA) and to certain NYSE notification obligations. In addition, the NYSE Standards require that foreign private issuers disclose any significant ways in which their corporate governance practices differ from those required of U.S. domestic companies under the NYSE Standards.

As a company incorporated in Germany, Siemens AG must primarily comply with the German Stock Corporation Act and the German Codetermination Act and follows the recommendations of the German Corporate Governance Code. Furthermore, Siemens complies with applicable rules and regulations of the markets on which its securities are listed, such as the NYSE, and also voluntarily complies with many of the NYSE requirements that by their terms apply only to U.S. domestic issuers.

The significant differences between our governance practices and those of U.S. domestic NYSE issuers are as follows:

Two-tier board

The German Stock Corporation Act requires Siemens AG to have a two-tier board structure consisting of a Managing Board and a Supervisory Board. The two-tier system provides a strict separation of management and supervision. Roles and responsibilities of each of the two boards are clearly defined by law. The composition of the Supervisory Board is determined in accordance with the German Codetermination Act, which requires that one-half of the required 20 Supervisory Board members must be elected by our domestic employees. The Chairman of the Supervisory Board is entitled to cast a deciding vote when the Supervisory Board is unable to reach a decision in two separate rounds of voting.

Independence

In contrast to the NYSE Standards, which require the board of directors to affirmatively determine the independence of the individual directors with reference to specific tests of independence, German law does not require the Supervisory Board to make such affirmative findings on an individual basis. German law requires that the Audit Committee must include at least one independent member of the Supervisory Board who has knowledge and experience in the application of accounting principles or the auditing of financial statements. At the same time, the Bylaws for Siemens' Supervisory Board contain several provisions to help ensure the independence of the Supervisory Board's advice and supervision. Furthermore, the members of the Supervisory and Managing Boards are strictly independent of one another: a member of one board is legally prohibited from being concurrently active on the other. Supervisory Board members have independent decision-making authority and are legally prohibited from following any direction or instruction. Moreover, Supervisory Board members may not enter into advisory, service or certain other contracts with Siemens, unless approved by the Supervisory Board.

Committees

In contrast to the NYSE Standards, which require the creation of several specified board committees, composed of independent directors and operating pursuant to written charters that set forth their tasks and responsibilities, the Supervisory Board of Siemens AG has combined the functions of a nominating, compensation and corporate governance committee substantially in its Chairman's Committee and has delegated part of the remaining functions to the Nominating Committee. Nevertheless, certain responsibilities, e.g. determination of the compensation of the members of the Managing Board, have not been delegated to a committee because German law requires the Supervisory Board to perform the function in full session. Both the Audit Committee and the Chairman's Committee have written bylaws – adopted by the Supervisory Board which address their respective tasks and responsibilities. The NYSE Standards were taken into consideration in drawing up these bylaws.

The Audit Committee of Siemens AG is subject to the requirements of the SOA and the Securities Exchange Act of 1934, as applicable to a foreign private issuer, and performs – in cooperation with the Compliance Committee – functions similar to those of an audit committee subject to the full NYSE Standards. Nevertheless, German law precludes certain responsibilities from being delegated to a committee, such as the selection of the independent auditors, who are required by German law to be elected at the shareholders' meeting.

In addition, the Supervisory Board of Siemens AG has a Finance and Investment Committee and a Mediation Committee, the latter of which is required by German law. Neither of these two committees is required under the NYSE Standards.

Shareholder approval of equity compensation plans; stock repurchases

The NYSE Standards generally require U.S. domestic companies listed on the NYSE to obtain shareholder approval of all equity compensation plans (including stock option plans) and any material revisions to such plans. Under German law, the creation of authorized or contingent capital to issue shares and / or stock options requires the approval by our shareholders. This includes shareholder approval of the key points of a stock option plan as part of a decision regarding the creation of a contingent capital or the repurchase and use of Siemens shares for servicing the stock option plan.

Under German law, share buybacks generally require the prior authorization by shareholders. Such approval was last given at our January 26, 2010 Annual Shareholders' Meeting, and this matter will generally be voted upon the expiration of each authorization.

Corporate Governance statement pursuant to § 289a of the German commercial code (HGB)

The Corporate Governance statement pursuant to § 289a of the German commercial code (HGB) is an integral part of the Combined management's discussion and analysis (MD&A). In accordance with § 317 (2) sentence 3 of the German commercial code, the disclosures made within the scope of § 289a of the German commercial code are not subject to the audit by the auditors.

Declaration of Conformity with the German Corporate Governance Code

At their meetings on September 15 and September 22, 2010, respectively, the Managing Board and the Supervisory Board of Siemens AG approved the following Declaration of Conformity pursuant to § 161 of the German Stock Corporation Act:

"Declaration of Conformity by the Managing Board and the Supervisory Board of Siemens Aktiengesellschaft with the German Corporate Governance Code

Siemens AG fully complies and will continue to comply with the recommendations of the German Corporate Governance Code ("Code") in the version of May 26, 2010, published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette ("elektronischer Bundesanzeiger"). Since making its last Declaration of Conformity dated October 1, 2009, Siemens AG has fully complied with the recommendations of the Code in the version of June 18, 2009.

Berlin and Munich, October 1, 2010

Siemens Aktiengesellschaft

The Managing Board The Supervisory Board"

Information on Corporate Governance Practices

SUGGESTIONS OF THE CODE

We have also complied with the non-obligatory suggestions of the Code.

The Code can be downloaded from the Internet at: *www.siemens.com/289a.*

Further Corporate Governance Practices applied beyond legal requirements are contained in our so-called Business Conduct Guidelines.

OUR COMPANY'S VALUES AND BUSINESS CONDUCT GUIDELINES

Our Company's values – responsible, excellent, innovative – form the basis of all our business activities. They also provide the foundation for our Business Conduct Guidelines that set the ethical-legal framework of our corporate actions and serve as primary value guide for the working environment of our employees. They contain the basic principles of our behavior within the Company and in dealings with our external partners and the general public. The Business Conduct Guidelines are designed to encourage all employees to strictly adhere to legal provisions and additional in-house guidelines. The Business Conduct Guidelines can be downloaded from the Internet at: *www.siemens.com/289a.*

Operation of the Managing Board, the Supervisory Board, and Composition and Operation of their committees

The composition of the committees of the Managing and Supervisory Boards is given on pages 260 and 256 ff. of the Annual Report, as is a description of the composition of the Managing Board and the Supervisory Board. The compositions can be accessed via the Internet at the following link: *www.siemens.com/289a.*

A general description of the functions and operation of the Managing Board and the Supervisory Board can be found under the heading "Management and control structure" in the Corporate Governance report on pages 23 ff. and on the Internet under the following link: *www.siemens.com/289a.* Further details regarding the operation of the Managing and Supervisory Boards can be derived from the description of the committees as well as from the bylaws for the corporate bodies concerned. These documents can be found at: *www.siemens.com/289a.*

Compliance report

Compliance describes the way we do business, the way we make decisions and the way we act in order to uphold integrity throughout our Company. Combating corruption in all its forms is a central aspect of our understanding of integrity. Adherence to the law and internal Company regulations is the foundation of all our business activities.

Ever since our Company was founded, our pioneering accomplishments have made a major contribution to technological progress. The centerpiece of our Company vision, this pioneering spirit is closely linked to our commitment to innovation – the development of new and better technologies that are successful on the market and set new standards of excellence. That's why "innovative" is one of our three Company values.

The reliance on innovation and the willingness to compete on the basis of innovative strengths are undermined by efforts to influence business partners through unethical practices and corruption. Corruption destroys the integrity of companies and seriously weakens their competitiveness. By taking rigorous action to combat corruption within our Company, we're sharpening our focus on our core competencies, enhancing our competitiveness and concentrating on what has made us successful for more than 160 years: innovative products and solutions that provide answers to the toughest questions of our time.

Viewed in this light, compliance is both a fundamental commitment to ethical behavior and the basis for business success. Our comprehensive Compliance Program is playing a pivotal role in preventing corruption at Siemens.

COMBATING CORRUPTION AND PROMOTING SUSTAINABLE DEVELOPMENT

We generate value for our Company and our stakeholders through our business activities. At the same time, we make an important contribution to sustainable development in the countries where we're key economic players. This means that we strengthen our markets and benefit not only directly from the profits generated by our business activities but also from the social value we create.

Business success through pioneering accomplishments presupposes markets that function properly and societies that are on course for prosperous development. Corruption is a major obstacle to both. It's now clear that combating corrupt business practices is also a major challenge for international development partnerships.

It's the poorest people who pay the highest price: corruption destroys their opportunities and, in some cases, their lives. It also undermines the effective operation of governments, public administration and the rule of law. As a result, people and companies lose confidence in the institutions that provide the framework for economic prosperity. Left unchecked, this distrust can lead to the breakdown of markets and the collapse of national governments. But even when the consequences are less extreme, corruption can prevent countries from realizing the full potential of their markets.

Going it alone has only a limited effect. To make significant progress in the fight against corruption, all market participants and stakeholders – or at least as many as possible – must act in concert. That's why Siemens has joined forces with other organizations to combat corruption through collective action.

STANDING UP FOR INTEGRITY

Our decisions and our conduct must always be rooted in integrity. That is, they must always comply with moral principles and our own Company values. We measure ourselves by how well we achieve this goal. And we expect our stakeholders to measure us by the same yardstick. Compliance – adherence to the laws of the countries in which we do business, to our own internal regulations and, above all, to our Business Conduct Guidelines – is a key element of integrity and an inseparable part of our business activities. Therefore, we must play a critical and pioneering role in preventing corruption and violations of the principles of fair competition and in the rigorous detection and punishment of misconduct. Our Compliance Program is designed to permanently instill an awareness of this responsibility in all our managers and employees.

Siemens has committed itself fully and explicitly to compliance with the law and all anti-corruption statutes. Our Business Conduct Guidelines, which are the heart of our Compliance Program, are absolutely clear on this point: no corruption of any kind will be tolerated at Siemens. In addition, we're actively supporting the ratification and enactment of the Anti-Corruption Convention of the United Nations, which, alongside the UN Global Compact, provides important guidance for our Company.

The Siemens Compliance Organization drives compliance Company-wide – in particular, our efforts to prevent, detect and respond to corruption and anti-trust violations. The organization also supports our Company units in dealing with intentional violations in other areas. Its responsibilities include conducting internal investigations, imposing disciplinary sanctions and coordinating remedial action to correct identified shortcomings. In fiscal 2010, we modified the Compliance Organization's leadership structure. The Chief Compliance Officer is now responsible for all operational and sales-related issues, while the individual occupying the newly created position of Chief Counsel Compliance is responsible for all legal aspects of compliance. Effective July 1, 2010, the Company appointed Josef Winter Chief Compliance Officer and Dr. Klaus Moosmayer Chief Counsel Compliance.

To implement improvements and respond to the changing requirements of our businesses worldwide, the Siemens Compliance Program must be continuously developed. For this reason, it will never be "completed." Instead, it's best understood as a comprehensive, long-term change management process. Compliance will remain an ongoing, critical responsibility at our Company. Within the context of our strategic framework, the compliance management team has defined the following medium-term priorities for the further development of our anti-corruption and anti-trust activities:

- We want to maximize the effectiveness and efficiency of our proven compliance processes and tools.
- Through compliance risk analyses, we want to take even better account of the particular conditions at our various businesses.
- We want to anchor compliance more firmly in business activities Company-wide.
- To protect our reputation for compliance, we want to strengthen the commitment of all our stakeholders to the battle against corruption – in particular, through the Siemens Integrity Initiative and our participation in collective action.

Compliance priorities for further developing anti-corruption and anti-trust activities at our Company


Improving compliance processes
Improving compliance risk analyses
The Siemens Compliance Program
Prevent
Detect
Respond
> Tone from the top
> Compliance Organization
> Training
> Policies and procedures / tools
> Program communication
> Centralization
Continuous improvement
> Compliance investigations
> Compliance reviews
> Compliance controls
> Consequences for misconduct
> Global case tracking
> Monitoring effectiveness
> Helpdesk (including global ombudsman)
> Integration with personnel processes
Bringing compliance closer to our business
Protecting Siemens' reputation for compliance

COLLECTIVE ACTION AND THE SIEMENS INTEGRITY INITIATIVE

We've been committed to collective action – the cooperation of companies and other organizations to ensure ethical business practices – in numerous markets for several years. We've intensified this commitment through memberships in organizations like the International Business Leaders Forum (IBLF) and the Anti-Corruption Initiative of the World Economic Forum. We've been a member of the anti-corruption working group of the UN Global Compact for three years. Most recently, we participated – together with Transparency International – in the drafting of the Global Compact's guidelines for anti-corruption reporting and for combating corruption in supply chains.

Corruption is a complex problem. That's why collective action to combat it must be implemented step-by-step at multiple levels. The first step is to strengthen legal systems and the enforcement of national laws. Concrete integrity agreements and binding codes of conduct generally require intensive preparation in the form of training activities, the establishment of platforms for dialogue and the involvement of business associations and federations.

The launch of the Corporate Ethics Initiative in April 2010 was an important milestone in our collective action activities. We – together with other companies and institutions – had been supporting efforts to establish this initiative, which aims to promote ethical business practices in Russia, ever since joining the IBLF in 2009. We're one of the initiative's 46 founding members, most of whom are multinational corporations headquartered in Germany.

We've also launched a worldwide Siemens Integrity Initiative, with a budget of US$100 million. The initiative, which is part of our July 2009 settlement with the World Bank, supports organizations and projects that promote ethical markets and fair competition by combating corruption and fraud through collective action and training and continuing education measures. We're dispensing funds in three selection rounds extending over 15 years. The first round, with a planned funding volume of some US$40 million, began on December 9, 2009 – International Anti-Corruption Day.

About 300 organizations and projects from 66 countries applied to take part in our Integrity Initiative. Sixty-three percent of the applications involved collective action projects and 37 percent education and training projects. Some of the applications submitted by local collective action partners in specific industries were multi-stakeholder initiatives. What all the applicants had in common was a commitment to strengthening the rule of law, promoting the establishment of voluntary codes of conduct and taking steps to ensure that such codes were complied with.

As part of the selection process, a number of applicants were invited to present full project proposals, including details of concrete activities, budgets and schedules. A total of 39 proposals – 74 percent for collective action projects and 26 percent for education and training projects – were submitted by the deadline on June 25, 2010.

All the proposals were evaluated at both the international and national levels on the basis of strict criteria. A detailed description of these criteria is available on our Company website at *www.siemens.com/integrity-initiative*. About 30 of the full proposals made it to the next stage.

As soon as the funding contracts are signed, we intend to publish the names of our Integrity Partners on our website.

Further information on our compliance activities is available in the "Combined management's discussion and analysis" on pages 71-72 of Part II of this Annual Report and at:
www.siemens.com/compliance
www.siemens.com/collective-action
www.siemens.com/integrity-initiative.

For information on legal proceedings relating to the Company in fiscal 2010, please see the "Notes to the Consolidated Financial Statements" on pages 206-213 of Part II of this Annual Report.

Compensation report

This section outlines the principles underlying the determination of the total compensation of the members of the Managing Board of Siemens AG, and sets out the structure and level of the remuneration of the Managing Board members. It also describes the policies governing and levels of compensation paid to Supervisory Board members.

This section is based on the recommendations of the German Corporate Governance Code and includes disclosures in accordance with the requirements of the German Commercial Code (HGB) and International Financial Reporting Standards (IFRS). The Compensation report is an integral part of the "Notes to Consolidated Financial Statements."

1. REMUNERATION SYSTEM FOR THE MEMBERS OF THE MANAGING BOARD IN FISCAL 2010

The remuneration system for the Managing Board at Siemens is intended to provide an incentive for long-term corporate management with an emphasis on sustainability. Members of the Managing Board are expected to make a long-term commitment to and on behalf of the Company, and may benefit from any sustained increase in the Company's value. A further aim is for their remuneration to be commensurate with the compensation paid by companies of comparable size and economic position. Exceptional achievements are to be rewarded adequately, while falling short of goals is intended to result in an appreciable reduction in remuneration. Finally, the Managing Board's compensation also is structured so as to be attractive in comparison to that of competitors, with a view to that of attracting outstanding managers to our Company and keeping them with us for the long term.

The system and levels for the remuneration of the Managing Board are determined and regularly reviewed by the full Supervisory Board, based on proposals of the Chairman's Committee. Additionally, in the fall of 2009 the Managing Board and Supervisory Board decided to submit the remuneration system for the Managing Board to the Shareholders' Meeting for a vote. The remuneration system then in effect was approved by a large majority at the Annual Shareholders' Meeting on January 26, 2010.

The revised remuneration system for the members of the Managing Board, the details of which are set forth under Item 4 (page 44) of this report, became effective as of October 1, 2010 and will be presented for the approval of the Annual Shareholders' Meeting in January 2011.

In fiscal 2010, the remuneration system for the Managing Board had the following components:

Base compensation. Base compensation is paid as a monthly salary. The base compensation of President and CEO Peter Löscher was set at the time of his appointment on July 1, 2007, and has remained unchanged since then. The base compensation of the other members of the Managing Board was at approximately the same level in fiscal 2010 as in 2003.

Variable cash compensation component (bonus). The variable cash compensation component (bonus) is based on the Company's business performance in the past fiscal year. For a 100% target attainment (target amount) the amount of the bonus equals the amount of the base compensation. Taking into consideration the Company's long-term strategic orientation and using the target parameters of return on capital employed (ROCE), Free cash flow, and organic revenue growth at the group level, the Supervisory Board defines unique targets at the beginning of the fiscal year. The target parameters – in addition to other factors – also apply to senior executives with a view to establishing a uniform and consistent target system throughout the Company. The Supervisory Board redefines the relative weighting of the target parameters each year.

The bonus is subject to a ceiling (cap), which amounted to 250% of the target amount for fiscal 2010. If targets are not met, the variable component is potentially not paid at all.

The Supervisory Board is entitled to revise the amount resulting from attaining targets by up to 20% upward or downward, at its duty-bound discretion (*pflichtgemäßes Ermessen*). In deciding on such a revision, the Supervisory Board may take into account the achievement of other goals that it has set at the beginning of the fiscal year.

Long-term stock-based compensation. Since fiscal 2006, the long-term stock-based compensation has consisted of a grant of forfeitable stock commitments (Stock Awards). The beneficiary of a Stock Award will receive one free share of Siemens stock after a vesting period. The vesting period for Stock Awards ends at the close of the second day after publication of the results of operation in the third calendar year after the date of the award.

For fiscal 2010, the Supervisory Board has decided to base its discretionary decision to grant Stock Awards on the average earnings per share (basic EPS) for the past three fiscal years. On the basis of prior years, the fair value of the awards for a target attainment of 100% would be €2.5 million for the President and CEO, and €1 million for the other members of the Managing Board. These values were not to be overrun or under-run by more than 20% for fiscal 2010 (cap).

With regard to the further terms of the Stock Awards, the same general principles apply to the Managing Board and senior executives; these principles are discussed in more detail in Note 34 of the "Notes to Consolidated Financial Statements."

Share Ownership Guidelines. Since 2008, the remuneration system at Siemens has been significantly shaped by the Company-wide Siemens Share Ownership Guidelines. These require the members of the Managing Board to hold Siemens shares worth a multiple of their base compensation (300% for the President and CEO, 200% for the other members of the Managing Board) for the duration of their term of office on the Managing Board. Evidence that the required amounts of Siemens shares are held must first be provided in March 2012 and thereafter be provided annually. A four-year buildup period applies to members of the Managing Board who were appointed after October 1, 2008. If the value of the accrued holdings declines below the amount to be evidenced from time to time because the market price of Siemens stock decreases, the member of the Managing Board must acquire additional shares. At the end of the calendar year, the Company determines the number of shares required to fulfill the holding obligation and notifies each member of the Managing Board accordingly. Thereafter, each member of the Managing Board has time until the second Friday in March of the following year to balance any shortages. Accordingly, the Managing Board members are required to invest a significant portion of their assets in Siemens shares during their membership on the Board.

Share Matching Plan. In fiscal 2010, under the Share Matching Plan, the members of the Managing Board had the option to invest up to 50% of the gross amount of their variable cash compensation component (bonus) in Siemens shares, and like the other plan participants, at the end of a vesting period of approximately three years, they will receive one additional free share of Siemens stock (matching share) for every three shares they acquired and continuously held.

Pension benefit commitments. Since fiscal 2005, members of the Managing Board have been included in the Siemens Defined Contribution Benefit Plan (BSAV), the general conditions of which are uniformly applicable to all employees of Siemens AG in Germany. The former retirement benefit system was integrated into the BSAV in October 2004. Under the BSAV, members of the Managing Board receive contributions that are credited to their personal pension account. The amount of the annual contributions is based on a predetermined percentage which refers to the base compensation and the target amount for the bonus. This percentage was set by the Chairman's Committee of the Supervisory Board at 28% when the system was introduced in October 2004, and has been reconfirmed at that figure each year since. Furthermore, special contributions may be granted on the basis of individual decisions of the Supervisory Board. If a member of the Managing Board had earned a pension benefit entitlement from the Company before the BSAV was introduced, a portion of his contributions went toward financing this prior commitment.

Compensatory payments. Managing Board contracts entered into in or after June 2007 provide for a compensatory payment if membership on the Managing Board is terminated early without serious cause. The amount of this payment may not exceed the value of two years' compensation (cap). This rule does not apply if an amicable termination is agreed at the request of the member of the Managing Board, or if there is serious cause for the Company to terminate the employment relationship.

In the event of a change of control – i.e., if one or more shareholders acting jointly or in concert acquire a majority of the voting rights in Siemens AG and exercise a controlling influence, or if Siemens AG becomes a dependent enterprise as a result of entering into an enterprise contract within the meaning of §291 of the German Stock Corporation Act (*Aktiengesetz*), or if Siemens AG is to be merged into an existing corporation or other entity – any member of the Managing Board has the right to terminate his or her contract with the Company if such a change of control results in a substantial change in position (e.g., due to a change in corporate strategy or a change in the Managing Board member's duties and responsibilities). If this right of termination is exercised, the member of the Managing Board is entitled to a severance payment in the amount of the base compensation applicable for the last fiscal year that ended before the termination of the contract, plus the target bonus for the remainder of the term of the contract. Managing Board contracts signed before 2008 provided for a settlement of at least three years' remuneration for the remaining term of the contract; Managing Board contracts signed in or after June 2008 limit this severance entitlement to not more than three years' remuneration. In addition, nonmonetary benefits are settled by a cash payment equal to 5% of the severance payment. The stock-based components for which a firm commitment exists will remain unaffected. There is no entitlement to a severance payment if the member of the Managing Board receives benefits from third parties in connection with the change of control. Moreover, there is no right to terminate if the change of control occurs within a period of twelve months prior to a Managing Board member's retirement.

2. REMUNERATION FOR THE MEMBERS OF THE MANAGING BOARD FOR FISCAL 2010

The Supervisory Board engaged an independent outside compensation consultant to review the appropriateness and level of the Managing Board's compensation for fiscal 2010. The independent compensation consultant confirmed that the remuneration of the Managing Board on the basis of the target attainment for fiscal 2010 was appropriate. Taking this expert review into account and after reviewing the achievement of the targets set at the beginning of the fiscal year, the Supervisory Board decided at its meeting of November 10, 2010, based on the remuneration system in effect for fiscal 2010, to set the variable cash compensation component, the Stock Awards to be granted, and the pension benefit contributions as follows:

Variable cash compensation component (bonus). In setting the targets for the variable cash compensation component (bonus) at the beginning of fiscal 2010, the Supervisory Board took into account that the Company's business has felt the repercussions of the worldwide economic and financial crisis:

- Given the uncertainty in the financial markets at the beginning of the fiscal year, the Supervisory Board assigned primary priority to safeguarding adequate liquidity, and allowed for that fact in weighting the target parameters.
- Based on a reported ROCE of 6.1% in fiscal 2009, in determining the target ROCE for fiscal 2010 the Supervisory Board took into account that the Company was expecting a decrease in organic revenue because of the economic and financial crisis.
- In fiscal 2009, Siemens was able to maintain its revenue stable at the prior-year's level, notwithstanding the economic and financial crisis. Nevertheless, on a comparable basis the Company's new orders decreased about 14% as a result of the economic conditions. This development prompted the Supervisory Board to adjust the targets for organic revenue growth for fiscal 2010, with a view to setting a goal that, while ambitious, was nonetheless realistic.

As a consequence, the following targets were set and attained with respect to the variable cash compensation component:

Target parameter	Weight	100% of target	Actual 2010 figure[1]	Target attainment
ROCE	30%	10.30%	14.88%	201.78%
Free cash flow (FCF)	40%	€2,205 million	€7,863 million	250.00%
Revenue growth (organic)	30%	(3.00)%	(2.51)%	106.81%
Total target attainment	**100%**	–	–	**192.58%**

1 The values measured for target attainment for ROCE and Free cash flow were adjusted for certain non-recurring factors.

The values measured for target attainment were adjusted for non-recurring factors pursuant to the rules determined by the Supervisory Board at the beginning of the fiscal year. Accordingly, the actual values were adjusted for changes in the portfolio, impairment of non-current assets, and certain restructuring expenses, if any individual factor in these areas would have affected target attainment by more than 5% of the relevant target parameter.

The Supervisory Board also decided, exercising its duty-bound discretion (*pflichtgemäßes Ermessen*), to increase the bonus payout amounts resulting from the target attainment by 5%, resulting in target attainment of 202% for the determination of the payout amounts. In its decision, the Supervisory Board took account of the achievement of targets relevant to the Compliance Program and the growth of the Company's Environmental Portfolio. Furthermore, the Supervisory Board took into account the performance of Siemens' business volume and profitability in fiscal 2010 in comparison to its competitors General Electric, Philips, ABB and Alstom.

Long-term stock-based compensation. For fiscal 2010, the Supervisory Board determined that the decision on the grant of Stock Awards would take account of the average earnings per share (basic EPS) from continuing operations for the past three fiscal years (2008–2010). The earnings for fiscal 2010 resulted in an average EPS of €3.01 (continuing operations) for fiscal 2008–2010, yielding a target attainment of 114%. The Stock Awards were recorded at the closing price of Siemens stock in Xetra trading on the date of commitment less the present value of dividends expected during the vesting period, because Stock Award holders are not entitled to receive dividends. The resulting value amounted to €77.76 (2009: €60.79).

Total compensation. The decisions by the Supervisory Board described above yield total compensation of €34.2 million for the Managing Board for fiscal 2010 (2009: €27.3 million), an increase of 25%. Of this amount, €24.2 million (2009: €17.9 million) was attributable to the cash compensation component and €10.0 million (2009: €9.4 million) to stock-based compensation.

The following compensation was determined for each of the members of the Managing Board for fiscal 2010 (individualized disclosure):

	Fixed compensation (base compensation)		Variable cash compensation component (bonus)	
(Amounts in number of units or €)	2010	2009	2010	2009
Managing Board members serving as of September 30, 2010				
Peter Löscher	**1,980,000**	1,980,000	**4,084,622**	2,552,512
Wolfgang Dehen	**780,000**	780,000	**1,577,230**	1,268,717
Brigitte Ederer[3]	**195,000**	–	**394,308**	–
Dr. Heinrich Hiesinger[4]	**780,000**	780,000	**1,577,230**	795,549
Joe Kaeser	**780,000**	780,000	**1,577,230**	985,624
Barbara Kux[5]	**780,000**	680,333	**1,577,230**	862,421
Prof. Dr. Hermann Requardt	**780,000**	780,000	**1,577,230**	953,646
Prof. Dr. Siegfried Russwurm	**780,000**	780,000	**1,577,230**	985,624
Peter Y. Solmssen	**780,000**	780,000	**1,577,230**	985,624
Former member of the Managing Board				
Jim Reid-Anderson[6]	–	130,000	–	193,994
Total	**7,635,000**	**7,470,333**	**15,519,540**	**9,583,711**

1 The expenses recognized for stock-based compensation (Stock Awards) and for the Share Matching Plan for current and former members of the Managing Board in accordance with IFRS in fiscal 2010 and 2009 amounted to €8,266,027 and €5,242,845, respectively. The following amounts pertained to the members of the Managing Board in office in fiscal 2010: Peter Löscher €1,930,604 (2009: €1,097,255), Wolfgang Dehen €734,877 (2009: €463,803), Brigitte Ederer €0 (2009: €0), Dr. Heinrich Hiesinger €974,015 (2009: €696,222), Joe Kaeser €1,011,350 (2009: €730,740), Barbara Kux €276,178 (2009: €0), Prof. Dr. Hermann Requardt €975,639 (2009: €697,302), Prof. Dr. Siegfried Russwurm €741,426 (2009: €483,864), Peter Y. Solmssen €680,793 (2009: €440,007). An amount of €0 (2009: €0) pertained to Jim Reid-Anderson, who was elected a full member of the Managing Board effective May 1, 2008, and resigned from the Board effective November 30, 2008.

2 Other compensation includes non-cash benefits arising, for example, from the provision of company cars in the amount of €185,338 (2009: €184,643), subsidized insurance in the amount of €71,904 (2009: €60,657) and reimbursement of legal and/or tax advice fees, accommodation and moving expenses and costs associated with preventive medical examinations in the amount of €860,642 (2009: €640,029).

3 Brigitte Ederer was elected a full member of the Managing Board effective July 1, 2010.

4 Dr. Heinrich Hiesinger resigned from the Managing Board effective at the end of the day on September 30, 2010.

5 Barbara Kux was elected a full member of the Managing Board effective November 17, 2008.

6 Jim Reid-Anderson who was elected a full member of the Managing Board effective May 1, 2008, and resigned from the Board effective November 30, 2008, received a consultant's fee in fiscal 2010, as well as the compensation required under his post-contractual non-compete agreement.

	Stock-based compensation[1] (Stock Awards) 2010		Stock-based compensation[1] (Stock Awards) 2009		Other compensation[2]		Total	
	Shares	Fair value	Shares	Fair value	2010	2009	2010	2009
	36,652	**2,850,060**	41,126	2,500,050	**67,360**	86,470	**8,982,042**	7,119,032
	14,661	**1,140,039**	16,451	1,000,056	**49,984**	49,904	**3,547,253**	3,098,677
	3,666	**285,068**	–	–	**10,372**	–	**884,748**	–
	–	**–**	16,451	1,000,056	**35,942**	35,750	**2,393,172**	2,611,355
	14,661	**1,140,039**	16,451	1,000,056	**66,587**	66,455	**3,563,856**	2,832,135
	14,661	**1,140,039**	14,394	875,011	**462,073**	206,569	**3,959,342**	2,624,334
	14,661	**1,140,039**	16,451	1,000,056	**58,947**	60,331	**3,556,216**	2,794,033
	14,661	**1,140,039**	16,451	1,000,056	**52,607**	43,981	**3,549,876**	2,809,661
	14,661	**1,140,039**	16,451	1,000,056	**314,012**	74,942	**3,811,281**	2,840,622
	–	**–**	–	–	**–**	260,927	**–**	584,921
	128,284	**9,975,362**	**154,226**	**9,375,397**	**1,117,884**	**885,329**	**34,247,786**	**27,314,770**

Pension benefit commitments. The amount of the contributions to the Siemens Defined Contribution Benefit Plan (BSAV) is determined annually by the Supervisory Board. The contributions under the BSAV are added to the personal pension account each January following the close of the fiscal year, with value date on January 1. Until the beneficiary's time of retirement, the pension account is credited with an annual interest payment (guaranteed interest) on January 1 of each year.

For fiscal 2010, the members of the Managing Board were granted contributions under the BSAV totaling €4.3 million (2009: €4.5 million), based on a resolution of the Supervisory Board dated November 10, 2010. Of this amount, €0.1 million (2009: €0.1 million) related to funding of pension commitments earned prior to transfer to the BSAV and the remaining €4.2 million (2009: €4.4 million) to contributions granted under the BSAV.

The following table shows, among other things, individualized details of the contributions (additions) under the BSAV attributable to the members of the Managing Board for fiscal 2010.

Defined Contribution Benefit Plan (BSAV)

	Balance of BSAV account at September 30,		Total contributions for fiscal		Of which, funding of pension commitments earned prior to transfer to BSAV		Of which, contributions to BSAV account	
(Amounts in €)	2010[1]	2009[1]	2010	2009	2010	2009	2010	2009
Managing Board members serving as of September 30, 2010								
Peter Löscher	**11,444,745**	10,097,550	**1,120,000**	1,120,000	**–**	–	**1,120,000**	1,120,000
Wolfgang Dehen	**1,188,777**	768,349	**436,800**	436,800	**33,660**	33,660	**403,140**	403,140
Brigitte Ederer[2]	**–**	–	**109,200**	–	**–**	–	**109,200**	–
Dr. Heinrich Hiesinger[3]	**1,507,773**	1,078,039	**436,800**	436,800	**31,322**	31,322	**405,478**	405,478
Joe Kaeser	**1,848,093**	1,403,805	**436,800**	436,800	**24,097**	24,097	**412,703**	412,703
Barbara Kux[4]	**740,400[5]**	–	**436,800**	740,400[5]	**–**	–	**436,800**	740,400[5]
Prof. Dr. Hermann Requardt	**1,785,597**	1,346,321	**436,800**	436,800	**27,816**	27,816	**408,984**	408,984
Prof. Dr. Siegfried Russwurm	**1,066,482**	628,295	**436,800**	436,800	**12,750**	12,750	**424,050**	424,050
Peter Y. Solmssen	**11,638,083**	10,954,800	**436,800**	436,800	**–**	–	**436,800**	436,800
Former member of the Managing Board								
Jim Reid-Anderson[6]	**–**	–	**–**	–	**–**	–	**–**	–
Total	**31,219,950**	**26,277,159**	**4,286,800**	**4,481,200**	**129,645**	**129,645**	**4,157,155**	**4,351,555**

1 In each case, including the additions in January 2010, but without reflecting minimum interest of currently 2.25% accrued in the meantime.
2 Brigitte Ederer was elected a full member of the Managing Board effective July 1, 2010.
3 Dr. Heinrich Hiesinger resigned from the Managing Board effective at the end of the day on September 30, 2010.
4 Barbara Kux was elected a full member of the Managing Board effective November 17, 2008.
5 Including the special addition of €340,000 as of January 2010, approved in fiscal 2009.
6 Jim Reid-Anderson was elected a full member of the Managing Board effective May 1, 2008, and resigned from the Board effective November 30, 2008.

The defined benefit obligation (DBO) of all pension commitments to members of the Managing Board as of September 30, 2010, amounted to €44.6 million (2009: €33.9 million). This amount is included in Note 24 of the "Notes to Consolidated Financial Statements."

Former members of the Managing Board and their surviving dependents received emoluments within the meaning of §314 (1), No. 6 b of the HGB totaling €13.7 million (2008: €16.1 million) for the year ended September 30, 2010, and 14,661 stock awards with a total fair value of €1.1 million.

The defined benefit obligation (DBO) of all pension commitments to former members of the Managing Board and their surviving dependents, amounted to €175.7 million (2009: €159.5 million) as of September 30, 2010. This amount is included in Note 24 of the "Notes to Consolidated Financial Statements."

Other. No loans from the Company are provided to members of the Managing Board.

3. ADDITIONAL INFORMATION ON STOCK-BASED COMPENSATION INSTRUMENTS

This section provides information concerning the Stock Awards and stock options held by members of the Managing Board that were components of the stock-based compensation in fiscal 2010 and prior years, as well as about the Managing Board members' entitlements to matching shares under the Siemens Share Matching Plan.

Stock Awards. The following table shows the changes in the Stock Awards held by Managing Board members in fiscal 2010:

Stock Awards

(Amounts in number of units or €)	Balance at beginning of fiscal 2010		Granted during fiscal year		Vested during fiscal year		Forfeited during fiscal year		Balance at end of fiscal 2010[1]	
	Awards	Weighted average fair value at grant date	Awards	Weighted average fair value at grant date	Awards	Weighted average fair value at grant date	Awards	Weighted average fair value at grant date	Awards	Weighted average fair value at grant date
Managing Board members serving as of September 30, 2010										
Peter Löscher	76,613	45.69	41,126	60.79	–	–	–	–	117,739	50.96
Wolfgang Dehen	30,604	41.14	16,451	60.79	1,407	57.28	–	–	45,648	47.72
Brigitte Ederer[2]	6,326	50.43	2,879	60.79	445	57.28	–	–	8,760	53.49
Dr. Heinrich Hiesinger[3]	37,664	52.39	16,451	60.79	964	57.28	53,151	54.90	–	–
Joe Kaeser	39,586	53.14	16,451	60.79	935	57.28	–	–	55,102	55.35
Barbara Kux	–	–	14,394	60.79	–	–	–	–	14,394	60.79
Prof. Dr. Hermann Requardt	38,483	52.62	16,451	60.79	1,309	57.28	–	–	53,625	55.01
Prof. Dr. Siegfried Russwurm	29,540	41.75	16,451	60.79	513	57.28	–	–	45,478	48.46
Peter Y. Solmssen	26,561	37.65	16,451	60.79	–	–	–	–	43,012	46.50
Total	**285,377**	**47.00**	**157,105**	**60.79**	**5,573**	**57.28**	**53,151**	**54.90**	**383,758**	**51.40**

1 Amounts do not include Stock Awards granted in November 2010 for fiscal 2010. For details see page 37. However, these amounts may include Stock Awards received as compensation by the Managing Board member before joining the Managing Board.
2 Brigitte Ederer was elected a full member of the Managing Board effective July 1, 2010.
3 Dr. Heinrich Hiesinger resigned from the Managing Board effective at the end of the day on September 30, 2010.

Stock options. Stock options were issued for fiscal years 1999 through 2005 under the terms and conditions of the 1999 and 2001 Siemens Stock Option Plans approved by the Annual Shareholders' Meetings of Siemens AG on February 18, 1999, and February 22, 2001 (for details on the Siemens Stock Option Plans see Note 34 of the „Notes to Consolidated Financial Statements").

At the beginning of fiscal 2010, Managing Board members held a total of 73,085 stock options, with a weighted average strike price of €73.65. These stock options pertained to the following board members (the figures in brackets are the weighted average strike price): Dr. Heinrich Hiesinger, 23,755 stock options (€73.56); Joe Kaeser, 21,850 stock options (€73.62); and Prof. Dr. Hermann Requardt, 27,480 stock options (€73.74).

No stock options were granted to Managing Board members in fiscal 2010.

On September 14, 2010, Dr. Heinrich Hiesinger exercised 11,845 stock options at a share price of €75.46; the strike price of these options was €74.59. No other stock options were exercised by Managing Board members in fiscal 2010.

A total of 33,655 (2009: 11,000) stock options with a strike price of €72.54 were forfeited in fiscal 2010. Of this total, 11,910 (2009: 0) forfeited options pertained to Dr. Heinrich Hiesinger, 10,355 (2009: 11,000) to Joe Kaeser, and 11,390 (2009: 0) to Prof. Dr. Hermann Requardt.

As of September 30, 2010, the members of the Managing Board held a total of 27,585 outstanding stock options, with a strike price of €74.59. Of this total, 11,495 options pertained to Joe Kaeser and 16,090 pertained to Prof. Dr. Hermann Requardt. The remaining term of these stock options as of September 30, 2010, was 0.1 years.

Shares from the Share Matching Plan. In fiscal 2010, the members of the Managing Board were entitled to participate in the Siemens Share Matching Plan, and under the plan were entitled to invest up to 50% of the annual gross amount of their variable cash compensation component (bonus) in Siemens shares. After expiration of a vesting period of approximately three years, plan participants will receive one free matching share of Siemens stock for every three Siemens shares acquired and continuously held under the plan, provided the participants were employed without interruption at Siemens AG or a Siemens company until the end of the vesting period. The following table shows individualized details of the matching share entitlements acquired by the members of the Managing Board in fiscal 2010 and the applicable fair values.

Entitlement to matching shares under the Share Matching Plan

	Balance at beginning of fiscal 2010		Acquired during fiscal year		Due during fiscal year		Forfeited during fiscal year		Balance at end of fiscal 2010[1,2]	
(Amounts in number of units or €)	Entitlement to matching shares	Weighted average fair value at acquisition date	Entitlement to matching shares	Weighted average fair value at acquisition date	Entitlement to matching shares	Weighted average fair value at acquisition date	Entitlement to matching shares	Weighted average fair value at acquisition date	Entitlement to matching shares	Weighted average fair value at acquisition date
Managing Board members serving as of September 30, 2010										
Peter Löscher	–	–	–	–	–	–	–	–	–	–
Wolfgang Dehen	4,140	21.34	1,705	47.18	–	–	–	–	5,845	28.88
Brigitte Ederer[3]	560	21.34	–	–	–	–	–	–	560	21.34
Dr. Heinrich Hiesinger[4]	3,762	21.34	1,284	47.18	–	–	5,046	27.92	–	–
Joe Kaeser	3,855	21.34	1,590	47.18	–	–	–	–	5,445	28.89
Barbara Kux[5]	–	–	698	47.18	–	–	–	–	698	47.18
Prof. Dr. Hermann Requardt	3,228	21.34	1,027	47.18	–	–	–	–	4,255	27.58
Prof. Dr. Siegfried Russwurm	4,926	21.34	533	47.18	–	–	–	–	5,459	23.86
Peter Y. Solmssen	6,051	21.34	–	–	–	–	–	–	6,051	21.34
Total	**26,522**	**21.34**	**6,837**	**47.18**	**–**	**–**	**5,046**	**27.92**	**28,313**	**26.41**

1 Amounts may include entitlements acquired before the member joined the Managing Board.
2 The entitlements of the Managing Board members serving at the end of fiscal 2010 had the following fair values: Peter Löscher €0 (2009: €0), Wolfgang Dehen €169,623 (2009: €88,808), Brigitte Ederer €11,958 (2009: €11,958), Dr. Heinrich Hiesinger €0 (2009: €80,741), Joe Kaeser €158,102 (2009: €82,726), Barbara Kux €33,282 (2009: €0), Prof. Dr. Hermann Requardt €118,158 (2009: €69,346), Prof. Dr. Siegfried Russwurm €131,068 (2009: €105,581), Peter Y. Solmssen €129,588 (2009: €129,588). Jim Reid-Anderson, who was elected a full member of the Managing Board effective May 1, 2008, and resigned from the Board effective November 30, 2008, received no entitlements to matching shares in fiscal years 2009 or 2010. The above fair values also take into account that the shares were acquired under the Share Matching Plan at the lowest share price on December 17, 2009 (2009: December 17, 2008), and that a Company subsidy was provided under the Base Share Program.
3 Brigitte Ederer was elected a full member of the Managing Board effective July 1, 2010.
4 Dr. Heinrich Hiesinger resigned from the Managing Board effective at the end of the day on September 30, 2010.
5 Barbara Kux was elected a full member of the Managing Board effective November 17, 2008.

The Siemens Share Ownership Guidelines require the members of the Managing Board to hold Siemens shares worth a multiple of their average base compensation (300% for the President and CEO, 200% for the other members of the Managing Board) for the duration of their term of office on the Managing Board. As of September 30, 2010, the individual adherence to the Share Ownership Guidelines of each of the members of the Managing Board was as follows:

	Share ownership		Obligation under Share Ownership Guidelines		
(Amounts in number of units or €)	Number of shares	Value[1]	Required value[2]	Required number of shares[1]	Due date for initial measurement of adherence
Managing Board members serving as of September 30, 2010					
Peter Löscher	**100,000**	7,743,000	**5,955,000**	76,909	**03/09/2012**
Wolfgang Dehen	**22,632**	1,752,396	**1,620,000**	20,923	**03/09/2012**
Brigitte Ederer[3]	**1,681**	130,160	**1,800,000**	23,247	**03/13/2015**
Dr. Heinrich Hiesinger[4]	**–**	–	**–**	–	**–**
Joe Kaeser	**27,655**	2,141,327	**1,620,000**	20,923	**03/09/2012**
Barbara Kux	**6,193**	479,524	**1,680,000**	21,698	**03/08/2013**
Prof. Dr. Hermann Requardt	**15,009**	1,162,147	**1,620,000**	20,923	**03/09/2012**
Prof. Dr. Siegfried Russwurm	**20,326**	1,573,842	**1,620,000**	20,923	**03/09/2012**
Peter Y. Solmssen	**31,028**	2,402,498	**1,620,000**	20,923	**03/09/2012**
Total	**224,524**	**17,384,894**	**17,535,000**	**226,469**	**–**

1 On the basis of the closing price of Siemens stock in Xetra trading on September 30, 2010 (€77.43).
2 With effect of October 1, 2010, the amount of the obligation under the Share Ownership Guidelines will be determined on the basis of the average base compensation for the past four years.
3 Brigitte Ederer was elected a full member of the Managing Board effective July 1, 2010.
4 Dr. Heinrich Hiesinger resigned from the Managing Board effective at the end of the day on September 30, 2010.

4. REVISIONS TO THE REMUNERATION SYSTEM FOR THE MANAGING BOARD FOR FISCAL 2011

In fiscal 2010, the Supervisory Board decided to make further adjustments to the remuneration system for the Managing Board and to focus even more sharply on sustainable corporate management. The changes center around strengthening long-term components of compensation, with an associated expansion of deferred payouts. For a 100% target attainment, more than half of total remuneration will be awarded as stock-based compensation with a four-year vesting period. Additionally, over 50% of the variable component of compensation will be determined on the basis of multi-year target parameters. Furthermore, the remuneration of the members of the Managing Board will be more strongly aligned with the shareholders' interest in a stable and long-term remunerative investment. In particular, this purpose is achieved by relating half of the long-term variable compensation to the multi-year performance of Siemens stock relative to five important competitors. Finally, for this purpose, adjustments in connection with the measurement of the target attainment for variable compensation components will be tightly limited to extraordinary developments which cannot be anticipated.

Specifically, the following changes were adopted effective October 1, 2010:

Base compensation. The base compensation of the President and CEO will remain substantially unchanged. The base compensation of the other Managing Board members, which has hitherto remained at approximately the same level as in 2003, will be increased from €780,000 to €900,000 per year.

Variable compensation component (bonus). The bonus will continue to be calculated on the basis of annual targets which are determined by the Supervisory Board at the beginning of the fiscal year. The starting point for the target setting is One Siemens, our target system for sustainably enhancing the Company value. Growth, return on capital employed (ROCE adjusted) and Free cash flow will continue to serve as target parameters under this target system. The Supervisory Board will take into consideration the position of Siemens in the market and relative to its competitors when setting the targets and defining the relative weighting of the target parameters each year. The target system for the members of the Managing Board thus provides an incentive for sustainably increasing the value of the Company.

In choosing the targets to be considered in deciding on possible adjustments to the bonus payouts (± 20%), the Supervisory Board will take account of incentives for sustainable corporate management. In addition, the adjustment option may be used to give special recognition for Managing Board members' individual achievements.

Going forward, the bonus which had been paid out up to now entirely in cash, will be paid out half in cash, and half in the form of non-forfeitable commitments for Siemens stock (Bonus Awards). After a four-year vesting period, the beneficiary will receive one free share of Siemens stock for each Bonus Award. Instead of the transfer of Siemens stock, an equivalent cash settlement may be paid. This new arrangement will significantly increase the proportion of total compensation paid out as stock-based and deferred compensation.

Remuneration System for Managing Board members



Compensation
Timing
Stock-based compensation
Cash compensation component
Long-term compensation component (target parameter: price compared to 5 competitors)
Long-term compensation component (target parameter: average EPS)
Bonus based on annual goals (target parameters: FCF, ROCE adjusted, revenue growth)
Base compensation
Reference period: 4 years before value date
Reference period: 3 years, including year of compensation
Reference period: 1 year (remuneration year); subsequent vesting period: 4 years
2009
2011
2015

- Base compensation (fixed component)
- Variable compensation component (bonus, variable from 0 to 200%)
- Long-term stock-based compensation component (variable from 0 to 200%)

Significant changes in the remuneration system for the Managing Board
(adjustments starting with fiscal 2011)

Strengthening of long-term compensation components	Reduction of cash compensation	Revision of base compensation
Tying long-term stock-based compensation (Stock Awards) to goals measured on a multi-year basis, and extending the vesting period for stock-based compensation from three years to four years.	Paying out 50% of the bonus in the form of non-forfeitable commitments for Siemens stock with a vesting period of four years (Bonus Awards).	The base compensation of members of the Managing Board (except the President and CEO) will be revised to €900,000; the former base compensation had remained at approximately the same level as in 2003.

Making remuneration more dependent on results	Rising share of deferred compensation	Reducing other components of compensation
Strengthening the variable compensation components by introducing a fluctuation range of 0–200% for long-term stock-based compensation (Stock Awards). If targets are not met, the bonus and long-term stock-based compensation may not be paid at all.	With 100% target attainment, over half of members' compensation will be paid after a vesting period of four years. The value of this component of compensation depends on the performance of Siemens stock during the vesting period.	Members of the Managing Board will no longer be able to participate in the Share Matching Plan.

The Supervisory Board also decided to lower the maximum amount for the bonus (cap) from 250% to 200%.

Long-term stock-based compensation. Long-term stock-based compensation will continue to be granted in the form of forfeitable Stock Awards. To further strengthen the focus on sustainability also for this compensation component, the Supervisory Board has extended the vesting period by one year from three years to four years.

The annual target amounts for Stock Awards (€2.5 million for the President and CEO, €1.0 million for the other Managing Board members) will remain unchanged. However, the Supervisory Board has defined mandatory rules for the grant of Stock Awards so that this remuneration component is also fully performance-related. The starting point is the Company-wide target system One Siemens which has been effective as of fiscal year 2011. This system focuses on sustainably enhancing Siemens' value. The rules governing the grant of Stock Awards take this aspect into account as follows:

Obligations under Share Ownership Guidelines



300%[1]
200%[1]
Managing Board members
President and CEO

1 Percentage of base compensation.

> On the one hand, the annual grant of Stock Awards will depend on the sustainability of superior business performance. For this purpose, half of the annual target amount for Stock Awards will be linked to the average of published earnings per share (basic EPS) for the past three fiscal years. At the end of the fiscal year, the Supervisory Board will determine on a figure that represents the year's target attainment, which may lie between 0% and 200% (cap). This target attainment will then determine the actual fair value of the award, and the resulting number of Stock Awards.
> On the other hand, the performance of Siemens' value relative to its competitors shall have a direct impact on remuneration. For this purpose, with respect to the other half of the annual target amount for Stock Awards, the Supervisory Board will first grant a number of Stock Awards equivalent to the fair value of half the target amount on the date of the award. The Supervisory Board will also decide on a target system (target value for 100% and target curve) for the performance of Siemens stock relative to – at present – five competitors (ABB, General Electric, Philips, Rockwell,

Schneider). The reference period for measuring the target will be the same as the four-year vesting period for the Stock Awards. After this vesting period expires, the Supervisory Board will determine how much better or worse Siemens stock has performed relative to that of those competitors. This determination will yield a target attainment of between 0% and 200% (the cap). If the target attainment is above 100%, the members of the Managing Board will receive an additional cash payment based on how far the figure outperforms the target. If the target attainment is less than 100%, a number of Stock Awards equivalent to the shortfall from the target will expire without replacement.

Share Ownership Guidelines. The requirements of the Share Ownership Guidelines will remain basically unchanged. However, the amount of the obligation will henceforth be determined on the basis of the average base compensation for the past four years. Accordingly, changes that have been made to the base compensation in the meantime will be taken into account. Moreover, it will be possible to credit non-forfeitable stock awards (Bonus Awards) toward compliance with the Share Ownership Guidelines.

Share Matching Plan. Formerly, members of the Managing Board were able to participate in the Share Matching Plan for employees and executives. Under the new remuneration system, they will no longer be able to do so.

Compensatory payments. Concerning the rules governing compensatory payments, the severance settlement in the event of a change of control will now be equivalent to no more than two years' compensation uniformly for all Managing Board members. The calculation of the annual compensation will include the target amount for the Stock Awards. In addition, compensation or severance payments will be reduced in the future by 15% as a lump-sum allowance for discounted values and for income earned elsewhere. However, this reduction will apply only to the portion of the compensatory or severance payment that was calculated without taking account of the first six months of the remaining term of the Managing Board member's contract.

5. SUPERVISORY BOARD REMUNERATION

The remuneration of the members of the Supervisory Board was determined at the Annual Shareholders' Meeting through shareholder approval of a proposal by the Managing and Supervisory Boards. Details of the remuneration are set forth in the Articles of Association of Siemens AG. The remuneration of the members of the Supervisory Board is commensurate with compensation paid by companies of comparable size and reflects the responsibilities and scope of work of the Supervisory Board members as well as the Company's economic situation and performance. The Chairman and deputy chairmen of the Supervisory Board, as well as the Chairmen and members of the Audit Committee and the Chairman's Committee, and – to a lesser extent – the Compliance Committee and the Finance and Investment Committee, receive additional compensation.

The current remuneration policies for the Supervisory Board were authorized at the Annual Shareholders' Meeting of January 27, 2009. Details are set out in §17 of the Articles of Association of Siemens AG. As a result, the remuneration of Supervisory Board members for fiscal 2010 includes three components:

> a fixed compensation component,
> a short-term compensation component based on earnings per share, and
> a long-term compensation component based on earnings per share.

Under this concept, each Supervisory Board member receives fixed compensation of €50,000 annually as well as short-term variable compensation of €150 for each €0.01 by which earnings per share as disclosed in the Consolidated Financial Statements exceed a minimum amount of €1.00; this minimum amount is increased annually by 10%, beginning with the fiscal year starting on October 1, 2009. In addition, variable long-term compensation of €250 is paid for each €0.01 by which the average earnings per share over the last three completed fiscal years as disclosed in the Consolidated Financial Statements exceed the amount of €2.00; this minimum amount is increased annually by 10%, beginning with the fiscal year starting on October 1, 2009. The determination of the Supervisory Board's remuneration is based on basic earnings per share (basic EPS) from continuing operations as disclosed in the Consolidated Financial Statements prepared in accordance with the accounting principles to be applied in each case.

(Amounts in €)	Fixed compensation	Short-term variable compensation	Long-term variable compensation	2010 Total	Fixed compensation	Short-term variable compensation	Long-term variable compensation	2009 Total
Supervisory Board members serving as of September 30, 2010								
Dr. Gerhard Cromme[1]	**200,000**	206,400	**81,000**	487,400	**200,000**	96,000	**88,000**	384,000
Berthold Huber[1,2]	**100,000**	103,200	**40,500**	243,700	**78,125**	37,500	**34,375**	150,000
Dr. Josef Ackermann[1]	**100,000**	103,200	**40,500**	243,700	**83,333**	40,000	**36,667**	160,000
Lothar Adler[1,2]	**100,000**	103,200	**40,500**	243,700	**90,625**	43,500	**39,875**	174,000
Jean-Louis Beffa[1]	**62,500**	64,500	**25,313**	152,313	**53,906**	25,875	**23,719**	103,500
Gerd von Brandenstein[1]	**62,500**	64,500	**25,313**	152,313	**62,500**	30,000	**27,500**	120,000
Michael Diekmann	**47,222**	48,733	**19,125**	115,080	**47,917**	23,000	**21,083**	92,000
Dr. Hans Michael Gaul[1]	**112,500**	116,100	**45,563**	274,163	**112,500**	54,000	**49,500**	216,000
Prof. Dr. Peter Gruss	**47,222**	48,733	**19,125**	115,080	**50,000**	24,000	**22,000**	96,000
Bettina Haller[1,2]	**87,500**	90,300	**35,438**	213,238	**75,000**	36,000	**33,000**	144,000
Hans-Jürgen Hartung[2,3]	**50,000**	51,600	**20,250**	121,850	**37,500**	18,000	**16,500**	72,000
Harald Kern[2]	**50,000**	51,600	**20,250**	121,850	**50,000**	24,000	**22,000**	96,000
Dr. Nicola Leibinger-Kammüller	**47,222**	48,733	**19,125**	115,080	**50,000**	24,000	**22,000**	96,000
Werner Mönius[1,2]	**62,500**	64,500	**25,313**	152,313	**56,250**	27,000	**24,750**	108,000
Håkan Samuelsson[1]	**62,500**	64,500	**25,313**	152,313	**59,896**	28,750	**26,354**	115,000
Dieter Scheitor[1,2]	**87,500**	90,300	**35,438**	213,238	**87,500**	42,000	**38,500**	168,000
Dr. Rainer Sieg	**50,000**	51,600	**20,250**	121,850	**50,000**	24,000	**22,000**	96,000
Birgit Steinborn[1,2]	**87,500**	90,300	**35,438**	213,238	**81,250**	39,000	**35,750**	156,000
Lord Iain Vallance of Tummel[1]	**87,500**	90,300	**35,438**	213,238	**83,854**	40,250	**36,896**	161,000
Sibylle Wankel[1,2,4]	**62,500**	64,500	**25,313**	152,313	**31,250**	15,000	**13,750**	60,000
Former Supervisory Board members								
Ralf Heckmann[2,3]	–	–	–	–	**45,833**	22,000	**20,167**	88,000
Heinz Hawreliuk[2,4]	–	–	–	–	**43,750**	21,000	**19,250**	84,000
Total	**1,566,666**	**1,616,799**	**634,505**	**3,817,970[5]**	**1,530,989**	**734,875**	**673,636**	**2,939,500[5]**

1 Dr. Gerhard Cromme as Chairman of the Supervisory Board and of the Chairman's Committee, the Compliance Committee, and the Finance and Investment Committee, and member of the Audit Committee; Berthold Huber as Deputy Chairman of the Supervisory Board and member of the Chairman's Committee; Dr. Josef Ackermann as Deputy Chairman of the Supervisory Board and member of the Chairman's Committee; Lothar Adler as member of the Chairman's Committee, the Compliance Committee and the Finance and Investment Committee; Jean-Louis Beffa and Gerd von Brandenstein as members of the Finance and Investment Committee; Dr. Hans Michael Gaul as Chairman of the Audit Committee and member of the Compliance Committee; Bettina Haller as member of the Audit Committee and the Compliance Committee; Werner Mönius and Håkan Samuelsson as member of the Finance and Investment Committee; Dieter Scheitor as member of the Audit Committee and the Finance and Investment Committee; Birgit Steinborn as member of the Audit Committee and the Finance and Investment Committee; Lord Iain Vallance of Tummel as member of the Audit Committee and the Compliance Committee; and Sibylle Wankel as member of the Compliance Committee, each receive higher fixed and variable compensation.

2 Both the employee representatives on the Supervisory Board who represent the employees pursuant to §3 (1) No. 1 of the German Codetermination Act (*Mitbestimmungsgesetz*, MitbestG) and the representatives of the trade unions on the Supervisory Board declared their readiness to transfer their compensation to the Hans Boeckler Foundation, in accordance with the guidelines of the Confederation of German Trade Unions (DGB).

3 Hans-Jürgen Hartung succeeded Ralf Heckmann on the Supervisory Board by court appointment as of the end of the Annual Shareholders' Meeting on January 27, 2009.

4 Sibylle Wankel, formerly a substitute member of the Supervisory Board, became a full member of the Supervisory Board as successor to Heinz Hawreliuk with effect from April 1, 2009.

5 In addition, the members of the Supervisory Board are entitled to receive a meeting attendance fee of €1,000 for each meeting of the Supervisory Board and its committees that they attend. In fiscal 2010 Dr. Gerhard Cromme received meeting fees of €26,000 (2009: €28,000); Lothar Adler €20,000 (2009: €17,000); Dr. Hans Michael Gaul €17,000 (2009: €20,000); Bettina Haller €17,000 (2009: €16,000); Lord Iain Vallance of Tummel €17,000 (2009: €17,000); Dieter Scheitor €14,000 (2009: €17,000); Birgit Steinborn €14,000 (2009: €14,000); Dr. Josef Ackermann €13,000 (2009: €6,000); Berthold Huber €12,000 (2009: €7,000); Sibylle Wankel €11,000 (2009: €5,000); Jean-Louis Beffa €8,000 (2009: €9,000); Gerd von Brandenstein €8,000 (2009: €11,000); Werner Mönius €8,000 (2009: €10,000); Håkan Samuelsson €8,000 (2009: €9,000); Hans-Jürgen Hartung €6,000 (2009: €4,000); Harald Kern €6,000 (2009: €8,000); Dr. Rainer Sieg €6,000 (2009: €8,000); Michael Diekmann €5,000 (2009: €7,000); Prof. Dr. Peter Gruss €5,000 (2009: €8,000); Dr. Nicola Leibinger-Kammüller €5,000 (2009: €8,000); Ralf Heckmann €0 (2009: €12,000), and Heinz Hawreliuk €0 (2009: €11,000).

The Chairman of the Supervisory Board is entitled to receive 300%, and each of the deputy chairmen 150%, of the fixed and the variable compensation of an ordinary member. Furthermore, each member of the Audit Committee and the Chairman's Committee is entitled to receive additional compensation amounting to 50% of the fixed and the variable compensation of an ordinary member, while the chairmen of these committees are entitled to receive additional compensation amounting to 100% of the fixed and the variable compensation of an ordinary member. In addition, each member of the Compliance Committee and the Finance and Investment Committee is entitled to receive additional compensation amounting to 25% of the fixed and the variable compensation of an ordinary member, while the chairmen of these committees are entitled to receive additional compensation amounting to 50% of the fixed and the variable compensation of an ordinary member. The aggregate compensation of the Chairman of the Supervisory Board is not to exceed 400% of the fixed and the variable compensation of an ordinary member. If a Supervisory Board member does not attend a meeting of the Supervisory Board, one third of the aggregate fixed and variable compensation due to that member is reduced by the percentage of Supervisory Board meetings not attended by the member in relation to the total number of Supervisory Board meetings held during the fiscal year.

In addition, the members of the Supervisory Board are entitled to receive a meeting attendance fee of €1,000 for each meeting of the Supervisory Board and its committees that they attend.

The members of the Supervisory Board are reimbursed for out-of-pocket expenses incurred in connection with their duties and for any sales tax to be paid on their remuneration. In consideration for the performance of his duties, the Chairman of the Supervisory Board is furthermore entitled to an office with secretarial support and use of the Siemens carpool service.

No loans from the Company are provided to members of the Supervisory Board.

6. OTHER

The Company provides a group insurance policy for board and committee members and certain employees of the Siemens organization that is taken out for one year and renewed annually. The insurance covers the personal liability of the insured in the case of a financial loss associated with employment functions. The insurance policy for fiscal 2010 includes a deductible for the members of the Managing Board and the Supervisory Board in compliance with the requirements of the German Stock Corporation Act (AktG) and the German Corporate Governance Code which replaced prior individual commitments. As part of these commitments, with effect from October 1, 2005, the Company and the individual members of the Managing Board and the Supervisory Board had agreed on a deductible up to an amount equivalent to 20% of the fixed salary or the fixed compensation component, respectively.

Combined management's discussion and analysis

Due to rounding, numbers presented throughout this Combined management's discussion and analysis may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Combined management's discussion and analysis

Business and operating environment

THE SIEMENS GROUP – ORGANIZATION AND BASIS OF PRESENTATION

We are a globally operating, integrated technology company with core activities in the fields of industry, energy and healthcare, and we occupy leading market positions worldwide in the majority of our businesses. We can look back on a successful history spanning more than 160 years, with groundbreaking and revolutionary innovations such as the invention of the dynamo, the first commercial light bulb, the first electric streetcar, the construction of the first public power plant, and the first images of the inside of the human body. We have more than 400,000 employees and business activities in around 190 countries, and reported consolidated revenue of €75.978 billion in fiscal 2010. Our production capacity is distributed across more than 300 production and manufacturing plants worldwide. In addition, we have office buildings, warehouses, research and development facilities or sales offices in almost every country in the world.

Siemens comprises Siemens AG, a stock corporation under the Federal laws of Germany, as the parent company and a total of about 1,000 legal entities, including minority investments. Our Company, is incorporated in Germany, with our corporate headquarters situated in Munich. Siemens operates under the leadership of its Managing Board, which comprises the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) of Siemens as well as the heads of selected corporate functions and the CEOs of the three Sectors.

Our fundamental organizational principles are:

> the CEO principle,
> end-to-end business responsibility of the Sectors, Divisions and Business Units and
> the unrestricted right of selected corporate functions to issue instructions in relation to a function as far as legally possible.

The Siemens Managing Board is the sole management body and has overall business responsibility in accordance with the German Stock Corporation Act (*Aktiengesetz*, AktG). At all other organizational levels within our Company, management responsibility is assigned to individuals who make decisions and assume personal responsibility (CEO principle). This principle establishes clear and direct responsibilities and fosters efficient decision-making.

Our Sectors, Divisions, Business Units and Cross-Sector Businesses are "global entrepreneurs" and have end-to-end business responsibility worldwide, including with regard to their operating results. They therefore have "right of way" over the Clusters and Countries in business matters. The regional units (Clusters and Countries) are responsible for the local Customer Relationship Management and for implementing the business strategies of the Sectors and Cross-Sector Businesses as well as the requirements set by the corporate functions.

In addition to their particular authority to issue binding company-wide guidelines and to their monitoring and coordinating responsibilities, the heads of selected corporate functions (Finance and Controlling, Legal and Compliance, Human Resources and Supply Chain Management, for example) have an unrestricted right to issue instructions in relation to a function across all parts of the company as far as legally possible.

Below the Managing Board, Siemens is structured organizationally into three Sectors, two Cross-Sector Businesses that act as business partners for the Sectors and also conduct their own business with external customers, Cross-Sector Services that support other Siemens units, Corporate Units with specific corporate functions, and Regional Clusters. The Sectors are broken down into Divisions and these in turn into Business Units.

Our business activities focus on our three Sectors, Industry, Energy and Healthcare, which form three of our reportable segments. In addition to our three Sectors, we have three additional reportable segments: Equity Investments and our two Cross-Sector Businesses Siemens IT Solutions and Services and Siemens Financial Services (SFS).

During fiscal 2010, Siemens initiated a change in the organizational structure of its Healthcare Sector which became effective October 1, 2010 as described below. Financial reporting for fiscal 2010 continued to be based on the organizational structure effective until September 30, 2010. The Diagnostics Division was not affected by the reorganization.

Our **Industry** Sector offers a complete spectrum of products, services and solutions for the efficient use of resources and energy, and improvements of productivity in industry and infrastructure. Its integrated technologies and holistic solutions address primarily industrial customers, such as process and manufacturing industries, and infrastructure customers, especially in the areas of transport, buildings and utilities. The


Basis of Presentation as of September 30, 2010
Reportable Segments
Industry Sector
Industry Automation
Drive Technologies
Building Technologies
OSRAM
Industry Solutions
Mobility
Energy Sector
Fossil Power Generation
Renewable Energy
Oil & Gas
Power Transmission
Power Distribution
Healthcare Sector
Imaging & IT
Workflow & Solutions
Diagnostics
Equity Investments
Cross-Sector Businesses
Siemens IT Solutions and Services
Siemens Financial Services
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities
Siemens Real Estate
Corporate Items and Pensions
Eliminations, Corporate Treasury and other reconciling items

portfolio spans industry automation and drives products and services, building, lighting and mobility solutions and services, and system integration and solutions for plant businesses. Our Industry Sector comprises the six Divisions, Industry Automation, Drive Technologies, Building Technologies, OSRAM, Industry Solutions and Mobility. Many of the business activities of Industry Automation and OSRAM are characterized by relatively short business cycles and as such are influenced by prevailing economic conditions. In contrast, the longer-cycle business activities of the Mobility Division are less affected by short-term trends. The Industry Sector currently has 204,000 employees, and in fiscal 2010 reported external revenue of €33.728 billion. Of this figure, 54% was attributable to the region comprising Europe, the Commonwealth of Independent States (C.I.S.), Africa and the Middle East, 24% to the Americas, and 22% to Asia, Australia. The largest single national market for the Industry Sector is Germany, with 20% of external revenue for the Sector during fiscal 2010.

Our **Energy** Sector offers a wide spectrum of products, services and solutions for the generation, transmission and distribution of power, and the extraction, conversion and transport of oil and gas. It primarily addresses the needs of energy providers, but also serves industrial companies, particularly in the oil and gas industry. The Energy Sector covers the whole energy conversion chain. Our Energy Sector is made up of the six Divisions, Fossil Power Generation, Renewable Energy, Oil & Gas, Energy Service, Power Transmission and Power Distribution. Financial results relating to the Energy Service Division are reported in the Divisions Fossil Power Generation and Oil & Gas. Many of the business activities of our Energy Sector are characterized by relatively long-term projects and as such are relatively independent of short-term economic conditions. The Energy Sector currently has 88,000 employees and reported external revenue of €25.204 billion for fiscal 2010. Thereof, 59% was attributable to Europe, C.I.S., Africa, Middle East, 26% to the Americas, and 15% to Asia, Australia. The United States (U.S.) was the largest single national market for Energy in fiscal 2010, accounting for 14% of external revenue for the Sector.

Our **Healthcare** Sector offers customers a comprehensive portfolio of medical solutions across the value-added chain – ranging from medical imaging to in vitro diagnostics to interventional systems and clinical information technology systems – all from a single source. In addition, the Sector provides technical maintenance, professional and consulting services, and, together with SFS, financing to assist customers in purchasing the Sector's products. Until September 30, 2010, our Healthcare Sector was composed of the three Divisions, Imaging & IT, Workflow & Solutions and Diagnostics. In fiscal 2010, we initiated a change of the organizational structure of our Healthcare Sector effective as of October 1, 2010, which led to changes at the divisional level. Following the reorganization, the Sector comprises the three Divisions Imaging and Therapy Systems, Clinical Products and Diagnostics. The Diagnostics Division was not affected by the organizational change. Financial reporting for fiscal 2010 continued to be based on the organizational structure effective until September 30, 2010. The Sector's business activities are relatively unaffected by short-term economic trends but are dependent on regulatory and policy developments around the world, particularly including the healthcare reform in the U.S. The Healthcare Sector currently has 49,000 employees, and in fiscal 2010 reported external revenues of €12.280 billion. Of this figure, 38% was attributable to the region comprising Europe, C.I.S., Africa and the Middle East, 42% to the Americas, and 20% to Asia, Australia. By far the largest single national market for Healthcare is the U.S., with 36% of external revenue for the Sector during fiscal 2010.

In general, **Equity Investments** comprises equity stakes held by Siemens that are accounted for by the equity method, at cost or as current available-for-sale financial assets and which are not allocated to a Sector, a Cross-Sector Business, Siemens Real Estate (SRE), Pensions or Corporate Treasury for strategic reasons. Our main investments within Equity Investments are our stake of approximately 50.0% in Nokia Siemens Networks B.V. (NSN), our 50.0% stake in BSH Bosch und Siemens Hausgeräte GmbH (BSH), our 49.0% stake in Krauss-Maffei Wegmann GmbH & Co. KG (KMW), our 50.0% stake in ELIN GmbH & Co. KG, our 49.0% stake in Enterprise Networks Holdings B.V. (EN) as well as our 19.8% stake in GIG Holding GmbH (formerly named ARQUES Value Development GmbH).

Siemens IT Solutions and Services designs, builds and operates both discrete and large scale information and communications systems and offers comprehensive information technology and communications solutions from a single source both to third parties and to other Siemens entities. Siemens IT Solutions and Services currently has 32,000 employees and reported external revenue of €3.150 billion for fiscal 2010.

Siemens Financial Services is an international provider of financial solutions in the business-to-business area. SFS supports Siemens as well as third parties in the three industry areas of industry, energy, and healthcare. SFS finances infrastructure, equipment and working capital and supports and advises Siemens concerning financial risk and investment management. By integrating financing expertise and industrial know-how, SFS creates value for its customers and helps them strengthen their competitiveness. SFS currently has 2,000 employees. As of October 1, 2010, Siemens Financial Services was renamed Financial Services in connection with an application Siemens filed in Germany for a license to conduct banking business.

Within Combined management's discussion and analysis, we provide financial measures for our three Sectors, our Cross-Sector Business Siemens IT Solutions and Services and for 14 Divisions of our Sectors. These financial measures include: new orders, revenue, profit and profit margin. For Equity Investments we report profit, and for SFS we report profit and total assets within Combined management's discussion and analysis. Free cash flow and further information is reported for each reportable segment in the "Notes to Consolidated Financial Statements." For information related to the definition of these financial measures and to the reconciliation of segment financial measures to the consolidated financial statements, see the last page of this Combined management's discussion and analysis and "Notes to Consolidated Financial Statements."

On a geographic basis, Siemens is subdivided into 17 Regional Clusters, which are in turn assigned to one of our three reporting regions. We report financial measures for these three regions:

Regional structure as of September 30, 2010


Regional structure
Europe, C.I.S.[1], Africa, Middle East
Americas
Asia, Australia

1 Commonwealth of Independent States

In addition, we report financial information at group level for certain major countries within each region, including Germany (within the region Europe, C.I.S., Africa, Middle East), the U.S. (within the region Americas), and China and India (within the region Asia, Australia).

STRATEGY

Global megatrends

Global megatrends are long-term processes that will drive global demand in coming decades. We at Siemens view demographic change, urbanization, climate change and globalization as megatrends that will have an impact on all humanity and leave their mark on global developments. We therefore have aligned our strategy and business activities with these trends. In our three Sectors, Industry, Energy and Healthcare, we have developed pioneering products and solutions which we believe are capable of dealing with climate change, contributing to improved healthcare for a growing and aging population, and shaping infrastructures and mobility in urban areas in an energy-efficient and thus environmentally friendly way.

Demographic change includes two major trends: the world's population continues to grow rapidly and to get older. It is estimated that by the year 2050 the world's population will reach nine billion, compared to approximately seven billion today. By then, life expectancy is expected to be at a global average of 76 years, compared to 68 years today and 46 years in 1950. This will challenge the ability of future healthcare systems to make affordable healthcare available to everyone. Siemens provides innovative medical solutions that can help to reduce healthcare costs, while at the same time improving the quality of healthcare, through preventive care and early diagnosis of disease – two essential requirements for living longer, healthier lives.

Urbanization refers to the growing number of large, densely-populated cities around the world. This includes both established metropolitan centers in industrialized nations and fast-rising urban centers in emerging economies. In 2009, for the first time in human history more than half the world's population lived in urban areas. This figure is expected to rise to 70% by 2050, coinciding with rapid overall population growth, as mentioned above. Accordingly, there is strong demand for sustainable and energy-efficient infrastructures for buildings, transportation systems, and energy and water supply. We believe that Siemens' wide-ranging portfolio is well-suited to improving the quality of life in cities. We believe that our products and solutions for manufacturing, urban transit, building construction, power distribution and hospitals, among other things, can help to advance mobility, security and an adequate supply of life's basic requirements while at the same time reducing the burden on the environment.

Climate change is a fact. The average global surface temperature increased by 0.76 degrees Celsius between 1850 and the beginning of the 21st century. This correlates with a rise in carbon dioxide concentration in the atmosphere, which is higher today than at any time in the last 800,000 years. The reduction of greenhouse gas emissions is vital to avoiding increasingly drastic effects on our ecosystem. There is a strong need for innovative technologies to increase efficiency and reduce the emissions related to energy generation and consumption. Siemens is a leader in climate protection technologies, including but not limited to increasing the efficiency of power generation from fossil fuels; generating energy from renewable sources such as wind and solar; increasing the efficiency and performance of electrical grids; increasing the energy efficiency of transportation solutions and industrial processes; reducing the energy needs of buildings; and reducing emissions from all of the above.

Globalization refers to the increasing integration of the world's economies, politics, culture and other areas of life. Between 1950 and 2007, the volume of global trade expanded at an average annual rate of 6.2%. The number of multinational enterprises rose globally from around 10,000 in 1968/69 to more than 80,000 in 2008. Further, the four largest threshold countries – Brazil, Russia, India and China (BRIC) – are emerging as important players in the global economy. Globalization leads to increased competitive pressure and demand for economical, timely-to-market, high-quality products and solutions. With our offerings, we aim to increase our customers' productivity by facilitating process and energy efficiency improvements and the flow of goods. In addition, we believe that our presence in approximately 190 countries puts us in an excellent position to leverage above-average growth in emerging markets.

Strategy of the Siemens Group

Our **vision** is to be a pioneer in

> energy efficiency,
> industrial productivity,
> affordable and personalized healthcare, and
> intelligent infrastructure solutions.

This vision is reflected in our company strategy, which guides us in turning our vision into reality. Above all, we are aiming to be a market and technology leader in our businesses, based on our corporate values – to be **responsible**, **excellent** and **innovative**. We believe that this approach will position us to achieve sustainable, profitable growth and to outpace our competitors. As an integrated technology company, we intend to profit from the megatrends described above.

Our strategy comprises what we call our three **strategic directions**:

> focusing on innovation-driven growth markets,
> getting closer to our customers, and
> using the power of Siemens.

Through the end of fiscal 2010, we implemented our strategy through the Fit42010 program. In the context of Fit42010, we defined ambitious targets for growth, profitability, liquidity and our capital structure that we aimed to achieve by the end of fiscal 2010. These targets were established with normal business cycles in mind, i.e., without taking into account the global recession caused by the financial crisis and its aftereffects on our business over the past two fiscal years. For further information on the financial measures of the Fit42010 program, see "– Financial performance measures."

The Fit42010 program divided the potential harbored by Siemens as an integrated technology company into four categories: Portfolio, People Excellence, Operational Excellence and Corporate Responsibility. We have carefully targeted our **Portfolio** at attractive markets by means of stringent resource allocation and a clear focus on the three Sectors. We deliver value for our customers because, within the context of **People Excellence**, our standard is to employ the best workers worldwide – a precondition for a high-performance culture. Diversity in our management is a key component of our corporate strategy and a fundamental prerequisite for our Company's long-term success. Open Innovation – opening up businesses to bring in the expertise of a wide range of internal and external experts in different areas from around the world – helps to ensure that we continue to constantly develop and refine our technology. Open Innovation formed part of the **Operational Excellence** element of Fit42010, as did supply chain management, which is intended to increase efficiency in sourcing and the supply chain throughout our Company. The **Corporate Responsibility** element, finally, has seen us introduce a uniform Compliance Program worldwide, with systems and processes to ensure proper conduct, and continues to highlight both our commitment to society and our acknowledgement of the significance of climate protection.

Building on the achievements of our Fit42010 program and the preceding company programs, we are approaching the future. Effective fiscal 2011, **One Siemens** is our framework for sustainable value creation, with a financial target system for capital-efficient growth and the goal of continuous improvement relative to the market and our competitors.

We will measure our performance against our competitors. Our goal and our aspiration is to consistently outperform our competitors and to set standards for leadership – with respect to financial performance as well as operational strength. The financial target system of One Siemens defines financial key performance indicators for revenue growth, for capital efficiency and profitability, and for the optimization of our capital structure. In addition, we set hurdle rates that generally need to be considered before acquisitions are executed. Further, we defined an indicator targeted at an attractive dividend policy. We believe that these indicators will play a key role in driving the value of our Company. For further information, see "– Financial performance measures."

To achieve our goal of sustainably enhancing the value of Siemens and of exploiting the full potential of our integrated technology company, we have defined three concrete focus areas along each of the three strategic directions set forth above, which we aim to address in the years ahead. In the strategic direction of **focusing on innovation-driven growth markets**, our first focus area is to **be a pioneer in technology-driven markets**. We intend to concentrate on innovation- and technology-driven markets that will form the basis of Siemens' core business in the future, for example, by providing intelligent and sustainable infrastructures for the world's cities. Our second focus area is to **strengthen our portfolio**. We are actively and systematically managing our portfolio with the principal aim of achieving or maintaining a no. 1 or no. 2 position in our current and future markets. To **provide a leading environmental portfolio** is our third focus area: Not only does our Environmental Portfolio enhance our Company's revenue, it also makes a significant contribution to climate protection. Our revenue target for our Environmental Portfolio is to exceed €40 billion by the end of fiscal 2014.

In the second strategic direction of **getting closer to our customers**, one of our focus areas is to **grow in emerging markets** while maintaining our position in our established markets. We plan to offer more products, solutions and services for the rapidly growing entry-level segments, which are more price sensitive and mostly found in emerging markets. As a consequence, we aim to continuously increase our share of revenue from emerging markets. A second focus area is to **expand our service business**, which is highly diversified and broadly distributed throughout our Company. We believe that the large installed base of our products and solutions at our clients provides promising growth opportunities for our service business. Services play a key role in profitability at Siemens and, in addition, long-term service agreements are less likely to be impacted by economic fluctuations. To **intensify our customer focus** and to increase customer satisfaction is our third focus area. We believe that customer proximity and local presence are important factors in being able to respond quickly to changing market requirements.

In the strategic direction of **using the power of Siemens**, our first focus area is to **encourage lifelong learning and development** of our employees. We invest continuously in expanding the expertise of our people through demanding training and education programs. We aim to develop our employees worldwide by identifying talent and offering challenging tasks. To **empower our diverse and engaged people worldwide** is our second focus area which involves strengthening diversity. We believe that the strong potential of our employees' skills, experience and qualifications can give us a clear competitive advantage in our global markets. The third focus area is to **stand for integrity**. On the basis of our values, we have formulated clear and binding principles of conduct that cover all aspects of our entrepreneurial activities.

Segment strategies

Our **Industry** Sector is one of the world's leading suppliers of production, transportation, building, and lighting technology. The Sector aims to make customers more competitive by automating the entire lifecycle of customer investments. Its innovative and environmentally-friendly products, systems, services and solutions are designed specifically to increase the productivity and flexibility of its customers and to help them make more efficient use of resources and energy. Our Industry Sector relies on common technology platforms (such as Totally Integrated Automation, or TIA) that are developed into business-specific applications by the Divisions. This approach is intended to enable the Divisions to achieve profitable above-average growth.

We believe that our **Energy** Sector is the only company in the world capable of improving efficiency throughout the entire chain of energy conversion, from the extraction of oil&gas via power generation to the transmission and distribution of electric energy. As an integrated technology company, the Sector occupies a leading position in its industry in terms of technology and continues to set industry standards. Our Energy Sector aims to grow profitably and at a faster than average rate to achieve a market-leading position in every single business area.

The strategy pursued by our **Healthcare** Sector focuses on increasing efficiency in healthcare by improving quality while reducing cost. The Sector strives to continuously enhance its market position by consistently focusing on customer requirements and market demands, by implementing an innovation strategy for its products, services and solutions to meet these needs, and by continuously improving its own cost position. Our Healthcare Sector is working on building up its presence in the growth markets of the future, characterized by closer integration between diagnostics and therapy, and an increasing demand for efficient healthcare delivery in emerging markets. The Sector's integrated approach combining medical imaging and therapy systems, laboratory diagnostics and healthcare IT systems addresses the entire medical supply chain – from prevention and early detection to diagnosis, and on to treatment and aftercare.

Siemens IT Solutions and Services, a leading European IT service provider, offers IT expertise and delivers industry-focused end-to-end IT solutions by leveraging Siemens' technology and capabilities. The portfolio ranges from consulting, software development and deployment, and system integration to the comprehensive management of IT infrastructures. With an understanding of the client's business and core processes, Siemens IT Solutions and Services' strong engineering culture enables it to create practical innovations with measurable value to the customer. Siemens IT Solutions and Services is a reliable and sustainable partner in the transformation of business processes. In fiscal 2010, we launched a strategic reorientation of Siemens IT Solutions and Services aimed at strengthening the competitive position of the business in preparation for its operation on a standalone basis, including a reorganization of solutions, outsourcing and software activities. Siemens IT Solutions and Services' position as a legally separate operating company within the Siemens Group as of October 1, 2010, together with its simplified organizational structure and processes, gives Siemens IT Solutions and Services greater flexibility to master the dynamics of the IT services market.

SFS pursues a three-part strategy, comprising the management of the financial risks to which Siemens is exposed, the tailoring of financing solutions for Siemens customers to support our Company's business activities, and the provision of finance for other companies, primarily in the three fields of industry, energy and healthcare. By leveraging its financing expertise and industrial know-how, SFS creates value for its customers and helps them strengthen their competitiveness.

Important corporate programs and initiatives

Program for the reduction of legal entities

In order to reduce complexity within our group structure, optimize synergies and strengthen governance and transparency, we had started a program aimed at reducing the number of legal entities. Due to significant M&A activities targeted at enhancing and optimizing our portfolio, the number of legal entities had substantially increased in recent years.

By the end of the current fiscal year, we achieved our target of reducing the number of legal entities, including non-controlling interests, to fewer than 1,000 by 2010. This number excludes the recently established legal entities related to the legal carve-out of Siemens IT Solutions and Services and legal entities that are due to be sold, liquidated or merged where Siemens has taken all such action as is within its control to complete such sale, liquidation or merger. This compares to approximately 1,300 legal entities at the end of the prior fiscal year, approximately 1,600 legal entities at the end of fiscal 2008 and approximately 1,800 legal entities at the end of fiscal 2007. The reduction was achieved primarily by integrating legal entities into existing Siemens Regional Companies. Streamlining actions within our portfolio also contributed to the achievement of this goal.

Real estate bundling program

In 2009, Siemens initiated a multi-year program to improve the efficiency of its real estate management, which is projected to run until 2014. Under the program, Siemens is bundling its entire real estate portfolio in Siemens Real Estate (SRE) and implementing further measures to increase the efficiency of the real estate assets bundled in SRE. The program is expected to generate approximately €250 million in annual cost savings for the Siemens Sectors and Cross-Sector Businesses by the end of fiscal 2011 and approximately €400 million in annual cost savings from 2014 onward, mainly through the more efficient utilization of space and a reduction in vacant property. Compared to the cost position prior to the start of the program, annual cost savings of approximately €190 million for the Siemens Sectors and Cross-Sector Businesses have already been achieved by the end of fiscal 2010. During its implementation, the real estate bundling program entails costs associated with reducing vacancy and consolidating locations, primarily at SRE. For further information, see "Results of operations – Segment information analysis – Reconciliation to Consolidated Financial Statements – Siemens Real Estate."

FINANCIAL PERFORMANCE MEASURES

The section "Financial performance measures" includes several measures that are or may be non-GAAP financial measures. For further information about these measures please see "Additional information for supplemental financial measures" and the last page of this Combined management's discussion and analysis.

Other companies that report or describe similarly titled financial measures may calculate them differently.

Fit42010 program

In fiscal 2007, we initiated our Fit42010 program, which continued through fiscal 2010. Beginning with fiscal 2011, One Siemens will be our framework for capital-efficient growth and sustainable value creation. For further information, see "– Strategy – Strategy of the Siemens Group."

Our Fit42010 program entailed financial performance measures focused on growth, profitability, capital efficiency, cash conversion, and optimization of our capital structure. These measures were selected to help us drive the value and competitiveness of our Company and strengthen our leadership positions or close the gap to our competitors. We had set ambitious targets for all our financial performance measures that we aimed to achieve by the end of fiscal 2010. These targets were established with normal business cycles in mind, i.e., without taking into account the global recession caused by the financial crisis and its aftereffects on our business over the past two fiscal years. Our ability to achieve these targets in the current fiscal year was further affected by fourth quarter pre-tax impairment charges of €1.204 billion at our diagnostics business and pre-tax charges of €460 million related to the strategic reorientation of Siemens IT Solutions and Services. For comparison, the prior-year period was influenced by pre-tax impairment charges totaling €1.850 billion related to NSN.

Operational performance measures

The first Fit42010 operational performance measure focused on growth in order to ensure the revenue development required to produce income growth. Our goal was to grow annual revenue on an organic basis, excluding currency translation and portfolio effects, at twice the rate of global gross domestic product (GDP) growth. In fiscal 2010, revenue declined 3% on an organic basis compared to the prior-year period. For the calendar year 2010, IHS Global Insight is predicting that real global GDP will grow by 3.8%. During the aggregate period in which we applied Fit42010, we achieved a compound annual growth rate for organic revenue of 4%, which is two times the level of real global GDP growth reported by IHS Global Insight, Inc. for this period.

Revenue growth[1]

$$\left[\frac{\text{Revenue current period}}{\text{Revenue prior-year period}} - 1\right] \times 100\%$$

FY 2010	(3)%	
FY 2009	0%	

1 Adjusted for currency translation and portfolio effects.

Under Fit42010, our primary measure for the conversion of revenue to income was profit margin, applied and reported at the Sector, Division and Cross-Sector Business levels. For our Sectors, Divisions and for Siemens IT Solutions and Services, profit margin was calculated as the ratio of profit to revenue; except as indicated below, profit for these businesses was defined consistently with the segment measure for profitability in the "Notes to Consolidated Financial Statements," i.e., earnings before financing interest, certain pension costs, and income taxes, and also may exclude various categories of items, which are not allocated to these businesses since management does not regard such items as indicative of their performance. For purposes of comparison with the target margin ranges, profit for the Diagnostics Division and the Healthcare Sector was adjusted for purchase price allocation (PPA) effects and integration costs.

In contrast, and in line with common practice in the financial services industry, the Fit42010 capital efficiency measure for SFS was return on equity (ROE), defined as Income before income taxes (i.e., the segment measure for profitability) divided by the average allocated equity for SFS.

Our Fit42010 target ranges and the fiscal 2010 performance results of our Sectors, Divisions and Cross-Sector Businesses are shown below. The impairment charges mentioned above in relation to Diagnostics reduced profit margin for the Heathcare Sector by 9.7 percentage points and profit margin for the Diagnostics Division by 32.8 percentage points in the current fiscal year.

Profit margin FY 2010

$$\frac{\text{Profit}}{\text{Revenue}} \times 100\%$$

	Margin		Target range
Industry	**10.0%**		**9 – 13%**
Industry Automation	16.8%		12 – 17%
Drive Technologies	12.3%		11 – 16%
Building Technologies	6.6%		7 – 10%
OSRAM	12.2%		10 – 12%
Industry Solutions	0.7%		5 – 7%
Mobility	7.9%		5 – 7%
Energy	**14.0%**		**11 – 15%**
Fossil Power Generation	15.9%		11 – 15%
Renewable Energy	11.3%		12 – 16%
Oil & Gas	11.7%		10 – 14%
Power Transmission	12.4%		10 – 14%
Power Distribution	13.9%		11 – 15%
Healthcare[1, 2]	**7.5%**		**14 – 17%**
Imaging & IT	19.6%		14 – 17%
Workflow & Solutions	1.8%		11 – 14%
Diagnostics[1, 2]	(16.3)%		16 – 19%
Siemens IT Solutions and Services	**(12.9)%**		**5 – 7%**
Siemens Financial Services[3]	**30.4%**		**20 – 23%**

☐ Target range

1 Profit margin including PPA effects is 6.1% for Healthcare and (21.2)% for Diagnostics.

2 The impairment charges related to Diagnostics reduced profit margin for the Healthcare Sector by 9.7pp and profit margin for the Diagnostics Division by 32.8pp.

3 Return on equity

Our Fit42010 capital efficiency measure was return on capital employed (ROCE). This measure assesses our income generation from the point of view of our shareholders and creditors, who provide us with capital. Siemens' weighted average cost of capital (WACC) is currently estimated at approximately 7.5%.

ROCE under Fit42010 was defined as Income from continuing operations (before interest) divided by average capital employed. For further information, see "Additional information for supplemental financial measures." Our Fit42010 target was to achieve ROCE in the range of 14 – 16%. ROCE in fiscal 2010 was 10.4%. The total of the above-mentioned impairment charges related to Diagnostics and the above-mentioned charges related to the strategic reorientation of Siemens IT Solutions and Services reduced ROCE by 3.6 percentage points in fiscal 2010. For comparison, the above-mentioned impairment charges related to NSN reduced ROCE by 4.6 percentage points in fiscal 2009.

ROCE (continuing operations)

$$\frac{\text{Income from continuing operations (before interest)}}{\text{Average capital employed}^{1}} \times 100\%$$

FY 2010[2]	10.4%	
FY 2009[3]	6.1%	

Target corridor: 14 – 16%

1 Adjusted by the net of Assets classified as held for disposal less Liabilities associated with assets classified as held for disposal presented as discontinued operations.
2 The total of the impairment charges related to Diagnostics and the charges related to the strategic reorientation of Siemens IT Solutions and Services reduced ROCE by 3.6pp in fiscal 2010.
3 The impairment charges related to NSN reduced ROCE by 4.6pp in fiscal 2009.

Cash conversion rate was our liquidity measure in our Fit42010 program. It showed us how much of our income we were converting to Free cash flow. The calculation of the cash conversion rate is shown below. Free cash flow, as presented in the "Notes to Consolidated Financial Statements," is defined as Net cash provided by (used in) operating activities (continuing operations) minus Additions to intangible assets and property, plant and equipment (continuing operations). Our target for the cash conversion rate was 1 minus our annual organic revenue growth rate. Our cash conversion rate was 1.73 in fiscal 2010, above the target of 1.03. The total of the above-mentioned impairment charges related to Diagnostics and the above-mentioned charges related to the strategic reorientation of Siemens IT Solutions and Services increased the cash conversion rate by 0.44 in fiscal 2010. For comparison, the above-mentioned impairment charges related to NSN increased the cash conversion rate by 0.66 in fiscal 2009. During the aggregate period in which we applied Fit42010, we achieved a cash conversion rate of 1.50. Considering a compound annual growth rate for organic revenue of 4%, our target for cash conversion rate was 0.96 for this period.

Cash conversion rate (continuing operations)

$$\frac{\text{Free cash flow from continuing operations}}{\text{Income from continuing operations}}$$

FY 2010[1]	1.73	
FY 2009[2]	1.54	

Target: 1 minus revenue growth rate

1 The total of the impairment charges related to Diagnostics and the charges related to the strategic reorientation of Siemens IT Solutions and Services increased the cash conversion rate by 0.44 in fiscal 2010.
2 The impairment charges related to NSN increased the cash conversion rate by 0.66 in fiscal 2009.

Capital structure management

As part of the Fit42010 program, we also adopted a measure to assess our capital structure management and complement our operational performance measures. A key consideration for us in this regard is maintenance of ready access to the capital markets through various debt products and preservation of our ability to repay and service our debt obligations over time.

Capital structure (continuing operations)

$$\frac{\text{Adjusted industrial net debt}}{\text{Adjusted EBITDA}}$$

FY 2010	0.08	
FY 2009	0.31	

Target corridor: 0.8 – 1.0

For purposes of the Fit42010 program, we calculated our capital structure measure as the ratio of adjusted industrial net debt to adjusted EBITDA. For further information on this calculation and the respective components, see "Financial position – Capital structure" and "Additional information for supplemental financial measures." We aimed to achieve a ratio in the range of 0.8 – 1.0. However, in light of the global economic crisis we consciously chose to not adjust our capital structure by increasing our debt to the extent originally planned. Our capital structure ratio for fiscal 2010 was 0.08.

One Siemens

As of fiscal 2011, we introduced **One Siemens** – our **framework for sustainable value creation** (for further information, see "– Strategy – Strategy of the Siemens Group"). As part of One Siemens, we have developed a financial target system for capital-efficient growth that we believe will drive the value of our Company. Our goal is to achieve continuous improvement relative to the market and our competitors. The financial target system of One Siemens defines indicators for revenue growth, capital efficiency and profitability, the optimization of our capital structure, and our dividend policy. In addition, we set hurdle rates that generally need to be considered before acquisitions are executed.

Revenue growth

We believe that an important driver for increasing our Company's value over the long term is profitable **revenue growth**. Specifically, our goal is to grow our revenue faster than the average revenue growth of our most relevant competitors. For purposes of comparison to the revenue growth of our competitors, our revenue growth is calculated as the growth rate of reported revenue (as presented in the "Consolidated Financial Statements") over a rolling twelve-month period compared to the same period a year earlier.

Capital efficiency and profitability

Our aim is to work profitably and as efficiently as possible with the capital of our shareholders and lenders. We previously monitored our capital efficiency using the indicator return on capital employed (ROCE). As part of One Siemens, we are introducing an advanced financial indicator, **ROCE (adjusted)**, which is reported on a continuing basis, that adjusts ROCE primarily to consider pension underfunding as financing, to increase comparability of the metric with competitors, particularly with respect to the finance business, and to align with our definition of adjusted industrial net debt. For information on the calculation of ROCE (adjusted), see "Additional information for supplemental financial measures." Our target is to achieve ROCE (adjusted) in the range of 15–20%. For comparison, our ROCE (adjusted) on the basis of reported figures was 13.0% in fiscal 2010 and 7.9% in fiscal 2009.

In line with common practice in the financial services industry, return on equity or **ROE (after tax)** will be our advanced financial indicator for measuring capital efficiency at SFS. Starting with fiscal 2011, we will define ROE (after tax) as SFS' Profit after tax (annualized for purposes of interim reporting), divided by SFS' average allocated equity. Taxes will be calculated based on a flat tax rate of 30% of the Profit of SFS, excluding Income (loss) from investments accounted for using the equity method, net allocated to SFS, as well as tax-free income components. Our target is to achieve ROE (after tax) at SFS in the range of 15–20%.

We intend to maintain and further improve the profitability of our businesses. Our goal is to achieve margins on the level of the best competitors in our industries – throughout the complete business cycle. Our adjusted EBITDA margins will be defined as the ratio of adjusted EBITDA (as presented in "Results of operations – Reconciliation to adjusted EBITDA") to revenue (as presented in the "Notes to Consolidated Financial Statements"). We have defined adjusted EBITDA margin ranges for the respective industries of our three Sectors. These margin ranges are 10–15% for the industries that our Sectors Industry and Energy operate in, and 15–20% in the healthcare industry. Starting with fiscal 2011, central infrastructure costs will be allocated primarily to our Sectors and will impact our adjusted EBITDA margins (for further information, see "Notes to Consolidated Financial Statements").

Capital structure

Sustainable profit and revenue can only be achieved on the basis of a healthy capital structure. Therefore, we continue to use our Fit42010 indicator for optimizing our capital structure, defined as the ratio of adjusted industrial net debt to adjusted EBITDA. For One Siemens, we advanced our definition of adjusted industrial net debt as compared to the definition used under Fit42010. Going forward, the calculation of adjusted industrial net debt will include an adjustment for Pension plans and similar commitments (as presented in the "Consolidated Financial Statements"), in order to consider our total pension liability. Accordingly, adjustments will no longer be made only for the Funded status of principal pension benefit plans and for the Funded status of principal other post-employment benefit plans which only represented a part of our total pension liability. For further information on this calculation, see "Additional information for supplemental financial measures." Our future target is to achieve a ratio in the range of 0.5–1.0. For comparison, our One Siemens capital structure ratio was 0.22 in fiscal 2010 and 0.45 in fiscal 2009.

Dividend policy
With One Siemens, we want to provide an attractive dividend payout to our investors. We have therefore set a target for our dividend payout ratio, defined as the ratio of the total dividend payout to Net income (as presented in the "Consolidated Financial Statements"). In future, we aim to propose an annual dividend payout ratio of 30 – 50% of Net income to our shareholders. For these purposes, the percentage calculation will take into account exceptional non-cash effects within income. We intend to fund the dividend payout from our Free cash flow.

Additional indicators
In addition to the financial indicators discussed above, we use several other metrics to assess the economic success of our business activities. To determine whether a particular investment is likely to generate value for Siemens, we use net present value or economic value added (EVA™). EVA™ considers the cost of capital in calculating value creation by comparing the expected earnings of an investment against the cost of capital employed. EVA™ will also be an indicator for measuring capital efficiency in our Sectors and Cross-Sector Businesses. To measure our liquidity management, we analyze the net working capital turns of our operating activities, as well as the capital expenditure rate, defined as Additions to intangible assets and property, plant and equipment as a percentage of amortization and depreciation. For our capital expenditure rate, we have set a target range of 95 – 115% (for further information, see "Financial position – Capital resources and requirements"). In addition, we set hurdle rates that generally need to be considered before acquisitions are executed. In general, acquisitions need to be EVA™ accretive within two years after the closing of the transaction and need to be in line with our ROCE (adjusted) target within three years after the closing of the transaction.

VALUE CHAIN

Research and development

In fiscal 2010, our research & development (R&D) activities were targeted as before on (1) ensuring long-term future viability, (2) enhancing technological competitiveness and (3) optimizing the allocation of R&D resources.

With intelligent innovation management new key technologies were developed and important innovations were brought to market maturity during fiscal 2010. Examples of successful innovations from Siemens' Environmental Portfolio in fiscal 2010 include the first high voltage direct current (HVDC) transmission line operating at a transmission voltage of 800 kV and the latest generation of gas turbines. The HVDC transmission line connects the hydroelectric power plants in China's Yunnan Province with millions of consumers in the metropolitan areas of the Pearl River Delta 1,400 kilometers away – it transmits the energy with only minimal losses because of the direct current transmission on ultrahigh voltage level. In the U.S., the latest generation of gas turbines went on the market, which, in combination with steam turbines, will operate with a previously unattained efficiency of over 60% – this technology will enable the energy utility Florida Power & Light to reduce the fuel consumption in its power plants by a third.

It is our aim to continue to strengthen our innovation capability. In fiscal 2010, Siemens spent €3.846 billion on R&D. Despite the financial and economic crisis, R&D intensity was level with fiscal 2009 and above the level in fiscal 2008.

R&D intensity

	Research and development expenses (in billions of €)	Research and development intensity[1]
FY 2010	**3.846**	**5.1%**
FY 2009	3.900	5.1%
FY 2008	3.784	4.9%

1 R&D intensity is defined as the ratio of R&D expenses and revenue.

The Industry Sector invested €1.7 billion with an R&D intensity of 4.9%; the Energy Sector €0.8 billion with an R&D intensity of 3.1%; and the Healthcare Sector €1.1 billion with an R&D intensity of 9.0%. Our central research department (Corporate Technology, CT) and Siemens IT Solutions and Services accounted for additional R&D spending.

We have 12,800 R&D employees in Germany and 17,300 R&D employees in roughly 30 countries outside of Germany, including the U.S., China, Austria, India, Slovakia, Switzerland, UK, Croatia, Sweden, Denmark, Czech Republic and France.

Siemens holds roughly 58,000 patents worldwide, compared to 56,000 patents a year earlier. In terms of the number of published patent applications, Siemens ranked third in Germany and second in Europe in calendar 2009. In terms of the number of patents granted, Siemens ranked thirteenth in the U.S. in calendar 2009. For comparison, Siemens was second in Germany and in Europe, and twelfth in the U.S. in calendar 2008.

R&D indicators

	FY 2010	FY 2009	FY 2008
Employees[1]	30,100	31,800	32,200
Inventions[2,3]	8,800	7,700	8,200
Patent applications[2,4]	4,300	4,200	5,000

1 Average number of employees in fiscal year.
2 Prior-year information not adjusted for businesses disposed of.
3 Number of inventions submitted by Business Units based on an internal reporting.
4 First filings as part of the inventions submitted to patent offices.

The focus of R&D for the Environmental Portfolio is on increasing the efficiency of both renewable and conventional power generation as well as further improving low-loss power transmission, new solutions for intelligent power networks (smart grids), solar energy, carbon dioxide separation in power plants and energy storage systems for volatile renewable energies. Further focus areas are to promote more efficient energy use, whether for industry, building technology, lighting (for example light emitting diodes) or transportation, including electric vehicles – from drives to rapid charging stations –, as well as further development of water and air purification systems and drinking water purification with new membrane technologies.

Collaborations with universities and non-university research institutes make an important contribution to Siemens' capacity to innovate. The key goals of these partnerships are tapping the potential for joint research and development projects, developing and extending the network of universities or research institutes with which Siemens works and increasing communication between Siemens and these universities or institutes, and strengthening the appeal of Siemens to highly qualified young people as a potential employer. The Siemens Center of Knowledge Interchange, in particular, is a strategic cooperation program with a global network of selected partner universities around the world that focuses on the long-term promotion of research, innovation, and knowledge transfer between industry and science. This university program contributes to the success of Siemens' "Open Innovation" approach by fostering the development of stable, long-term partnerships with leading universities around the world. The objective of the Open Innovation method introduced at Siemens in fiscal 2009 is to identify and foster new areas for innovation in a network of researchers and developers. Specifically, this method aims to ensure that information from science and technology is brought into the Company as part of the innovation process at Siemens, enabling us to benefit from outside knowledge while opening up to others.

In addition, the Company takes part in publicly funded programs sponsored by such organizations as the European Union, the German Federal Ministry of Research and Education, the German Federal Ministry of Economics and Technology, and the German Federal Ministry of the Environment, Nature Conservation and Nuclear Safety. Siemens believes that these activities not only promote an exchange with external partners in the area of innovation, but also provide access to complementary technological competence that enhances the innovative strength of the entire Company.

CT works closely with the R&D teams of the Sectors and Divisions. To facilitate this collaboration CT, which has more than 5,000 employees, is set up as a worldwide network with primary locations in Germany, the U.S., Austria, Slovakia, Russia, India, China, Japan, and Singapore.

The Sectors concentrate their R&D efforts on the next generation of their products and solutions, which they are preparing for a successful market launch. In contrast, the research and development specialists at CT are focused two generations ahead and prepare the technological basis for that generation. Due to their close collaboration with the product and customer-related parts of the Company as well as their intensive interchange with global research establishments, the CT specialists are not only able to identify technical and societal trends at an early stage, but also to analyze and actively shape these trends. CT is dedicated to the principles of Open Innovation and accordingly, continuously strives to ensure that information from the science and technology sectors is introduced at Siemens.

The roughly 50 global technology fields covered by CT include the subject areas materials and microsystems, production methods, security, software and engineering, power engineering, sensors, automation, medical information systems and imaging methods, information and communication technologies, the extraction and processing of raw materials, and off-grid power generation. The technology portfolio also includes lighthouse projects which are designed to create new business opportunities for Siemens. They cover areas such as electromobility and smart grid – for example, solutions for major strategic challenges. The combination of the latest technologies and intensive cooperation with the Sectors has the potential to produce entirely new solutions. Our SMART (Simplicity, Maintenance friendly, Affordable, Reliable and Timely to market) solutions implement new technologies in a manner that renders them competitive in low-price markets. These affordable solutions are aligned with the needs of the relevant markets and are characterized by their simplicity, ease of maintenance, and reliability. SMART solutions, such as those developed in the fields of healthcare and decentralized power generation, are under development at CT and at the Sectors. In fact, a number of them are already being used successfully today.

R&D priorities of the **Industry** Sector include the IT-based integration of product planning and production processes into product lifecycle management. The objective is to accelerate processes at each point of the value-added chain with the aim of reducing the time to market by as much as 50%. The further development of automation technology, including, in particular software, is of crucial importance in this respect. In addition, the Industry Sector is striving to achieve greater energy efficiency, lower consumption of raw materials, and lower emissions. The same goals are pursued in connection with the development of high-performance lighting solutions – for example with light-emitting diodes – building control systems or transportation systems featuring energy-saving drives and of our "complete mobility" approach which aims to integrate various transportation systems in order to bring people and goods to their destination more efficiently, more rapidly, and more comfortably.

Our R&D activities in the **Energy** Sector are focused on developing methods for the efficient generation, transmission, and distribution of electrical energy. In this regard, the conversion of existing power grids to smart grids, in particular, is expected to play a major role. Intelligent grids are not only the prerequisite for sustainable energy systems but also for achieving an optimal integration of increasingly large amounts of renewable energies and future electric vehicles into the energy mix. Another area of research addressed by the Energy Sector involves optimized solutions for solar thermal power plants. Other focal points include floating wind power turbines on high seas, innovative technologies for the low-loss transmission of electricity, the use of new materials for turbine blades to enhance power plant efficiency, and technologies for separating carbon dioxide – a greenhouse gas – from the fuel gas produced at fossil fuel-fired power plants.

The reversal of the age pyramid, together with growing population figures, is leading to increasing demand for efficient healthcare, which offers people the best possible care at an affordable price. Accordingly, the R&D activities of the **Healthcare** Sector focus particularly on innovations that assist customers in meeting this challenge. This primarily involves the combination of various imaging methods – which provide increasingly detailed and faster three-dimensional insights into the body of a patient, while subjecting him or her to less discomfort – with modern therapeutic measures, diagnostics, and information technology to create vastly improved, coordinated workflows. In response to market demands, product innovations that automate clinical work processes and optimize laboratory diagnostics are also a priority for the Healthcare Sector. As a result of the information provided by the various diagnostic methods, doctors are in a position to better identify diseases earlier. They are also able to tailor therapies more closely to a patient's needs by monitoring the effect of medication more accurately and exploiting the evaluation and analytical capabilities of modern computer technology. The Sector is also involved in the targeted development of products that meet the specific requirements of healthcare systems of emerging countries, which enables us to assist in developing primary medical care in these countries.

Supply chain management

In fiscal 2009, we had launched a Supply Chain Management Initiative with the objective of working with our suppliers to establish a leading global procurement network, promote the development of technologies, and accelerate innovation cycles. In fiscal 2010, this initiative was transferred into a new and permanent organization for supply chain management within Siemens, having already generated substantial and sustainable savings for Siemens. Supply chain management at Siemens aims to ensure the availability and quality of the materials we require to serve our customers. This can only be achieved by means of a globally balanced, localized and close-knit network with our supply base and a very close link and strategic alignment with the Siemens businesses.

A cornerstone of our new organization for supply chain management is the global and centralized responsibility for all indirect materials, as well as all Siemens-wide managed direct materials. This approach constitutes a major step towards one of the key objectives of the former initiative, to significantly increase the share of Siemens-wide managed materials, in order to leverage bundling effects across Siemens more effectively.

The second central component of our Supply Chain Management Initiative was global value sourcing, which entails the development of a competitive global supply network and joint product development and innovations with our key suppliers as well as an increased share of sourcing in developing markets (global value sourcing countries), in order to achieve a better regional balance between sales and procurement volume. The final measure within our initiative was to optimize our supply base by reducing the number of our suppliers and to intensify our cooperation with those suppliers that contribute most to our value creation.

In fiscal 2009, we had set clear and ambitious targets for the above-mentioned measures within our Supply Chain Management Initiative. By the end of fiscal 2010, we achieved our first target to increase the share of the Siemens-wide managed procurement volume by 60%, compared to the level of fiscal 2008. As a second target, we had intended to reduce our number of suppliers by 20% in the medium term. We also achieved this target by the end of fiscal 2010. Finally, we set ourselves the goal to increase the share of sourcing from global value sourcing countries to 25% of Siemens' total procurement volume in the medium term. In fiscal 2010, we were able to exceed our internal targets with respect to global value sourcing and are on track to reach our respective medium-term goal.

Another important topic for supply chain management at Siemens is sustainability in our supply chain. We made further progress with this topic in the current fiscal year and will continue to pursue it in fiscal 2011. Siemens requires all its suppliers to comply with the principles of the Code of Conduct for Siemens Suppliers and to support its implementation in their own supply chains as well. We also initiate worldwide on-site sustainability audits by external experts to ensure the fulfillment of our standards and to encourage a sustainable business conduct throughout our entire global supply chain. Further, we are striving to optimize the continuous feedback from our suppliers by taking a new approach to feedbacks. In particular, we want to find out from our suppliers how Siemens can better support and integrate them in implementing sustainability topics.

In addition, we have designed an Energy Efficiency Program for our suppliers. By conducting environmental and energy efficiency checks, we work with our suppliers to identify any potential for reducing the consumption of energy and resources. In this regard, we draw upon the expertise and know-how gained in connection with our own environmental program and our Environmental Portfolio. For further information, see "– Sustainability – Environmental protection." We are planning to roll out this program to the first 1,000 suppliers over the next two fiscal years.

Production and quality management

Siemens has in excess of 300 major production and manufacturing plants in more than 40 countries worldwide. A production and manufacturing plant is defined as a facility at a business level, in which raw or source materials are transformed into finished goods on a large scale by using equipment and production resources such as machines, tools, energy and labour. More than 160 production and manufacturing plants are located in the region Europe, C.I.S., Africa, Middle East; over 80 production and manufacturing plants are located in the Americas and over 80 production and manufacturing plants are in Asia, Australia. With more than 190 production and manufacturing plants, the Industry Sector accounts for the greatest proportion of these, followed by the Energy Sector (more than 100 facilities) and the Healthcare Sector (more than 30 facilities).

Key elements of Siemens' production site strategy are a sustained improvement in the cost position for our products and solutions and the development of new markets. In one of its largest growth markets, China, Siemens has a presence based on more than 50 production and manufacturing plants. In-house production is therefore one of the most important cornerstones of Siemens' operations. One of the most significant features of Siemens' production activities is the diversity of products, volumes and processes: The spectrum of products ranges from optical semiconductors to 600-tonne steam turbines; production volume can be anything from a single customer-specific order to high-tech serial production; and production processes range from automated production in clean-rooms to manual final assembly of major installations on construction sites.

We aim to improve our production processes continuously towards lean principles, so that we can satisfy the growing requirements of our customers as well as consolidate our cost position and that of our customers compared with competitors. With the implementation of lean principles based on the Siemens Production System (SPS), Siemens is achieving shorter lead times and is therefore able to deliver a higher level of quality in its processes, products and solutions. This is enabling us to improve flexibility and reliability in our deliveries to customers. Employees are actively involved in process design and are therefore the cornerstone of a sustainable change management system.

By now, the SPS has already been introduced in over 120 production and manufacturing plants around the world. Our long-term aim is to ensure that all our production facilities are benefiting from the philosophy of lean production. For this purpose, Siemens is conducting specific activities, particularly in China and in the U.S. Starting in fiscal 2009, Siemens has introduced a "SPS-Expert"-Program which aims to achieve systematic skills development and to train certified experts. Since its launch, nearly 200 employees have joined this program.

In addition, Siemens is currently optimizing the environmental performance and energy efficiency of its most important sites worldwide and intends to continue investing in further optimization in coming periods. The goal is to reduce energy and carbon dioxide emissions. Siemens is also offering the environmental and energy test to its suppliers. For further information, see "– Supply chain management."

We believe that Siemens is associated with a quality culture focused on customers and their needs. Outstanding quality of our products and solutions is a key success factor for our Company. We aim to maintain a culture of continuous improvement and transparency at the highest level. In this context Siemens has developed a comprehensive quality approach throughout the Company to increase the quality of its products and processes. Siemens has defined mandatory elements as the quality standard for all Siemens units worldwide. These elements comprise binding standards in the areas of quality responsibility, quality controlling, process quality and quality awareness.

The Quality Management Organization is well-established at all levels of our business, with some 9,000 employees operating actively for Quality Management and quality assurance within our Sectors, Divisions, Business Units, and Regional Clusters. In particular, it is important to ensure that quality is measurable and transparent. We use the Net Promoter Score to measure customer satisfaction, our main quality objective. For further information on the Net Promoter Score, please refer to "– Distribution and customer relations." Internal audits and assessments, together with regular benchmarking, help us to ensure the effectiveness and further development of our Quality Management. The Siemens Quality Management meets – and in many respects exceeds – the requirements of relevant recognized international standards.

The quality of our products and processes critically depends on the capabilities of our employees. Training on quality is an integral part of our corporate culture. Siemens provides a comprehensive range of opportunities for Quality Managers, managers and employees to develop their skills. The professional development options include web-based solutions, training plans specific to particular target groups, and on-the-job training. The tailor-made portfolio of training courses is regularly expanded to complement the traditional areas of "Integrated management systems," "Audit," and "Quality tools." Training courses are developed in cooperation with experienced internal personnel and experts from universities and partner institutions. In this way, we ensure that there is a high degree of transfer of expertise.

Product safety is an essential quality feature and for this reason also a comprehensive objective of the entire value-added process. Safe product design encompasses the safety of all products and services developed, manufactured and sold by Siemens, involves and defines requirements for just about every function in the Company und addresses the entire lifecycle from development, production and maintenance / repair to enhancement / modification until final disposal. Accordingly, we not only consider legal requirements and relevant standards, but also take into account the current state of science and technology.

Distribution and customer relations

Our Sectors, Divisions, Business Units and Cross-Sector Businesses have global responsibility for their business, sales and results. They are able to support customers around the world directly from their respective headquarters, especially for large contracts and projects. However, most of the Siemens customers are small and medium sized companies and organizations, which require local support. To address the local business with them, Siemens is able to build upon a large global sales force which is steered by our Regional Clusters and Regional Companies. The Regional Companies are responsible for the distribution of the Siemens portfolio across our Sectors and Divisions in the different countries. Siemens aims to be close to its customers around the world and to offer them local partnerships that provide fast and tailor-made solutions to their business needs. We believe that our presence in around 190 countries gives us an important competitive edge in our markets. Through our long-lasting local history in many of these countries we are often seen as local citizens. Taking the fast-growing BRIC countries as an example, we founded our first subsidiary in Russia in 1855, opened our first permanent office in China in 1904, founded our Brazilian subsidiary Siemens do Brasil in 1905 and our first Indian subsidiary in 1924. An elementary component of all our global marketing and selling activities is compliance with applicable laws and internal rules and regulations. For additional information regarding our Compliance Program, see "– Sustainability – Compliance."

An important driver of customer orientation at Siemens is our **Executive Relations Program** which focuses on our large customers. It is our way of establishing and shaping long-term relationships with our customers' executives. We have established this program on a Managing Board level: all members of our Managing Board keep in direct contact with key customers, and thereby maintain a constant dialogue with them as well as personally listen to their needs. In addition, this program was introduced on a country level involving senior management representatives from our Regional Companies.

Building long-lasting and customer-focused strategic partnerships is important for Siemens as our portfolio primarily focuses on capital goods and related services, often with long lifecycles. We therefore have a structured **Key Account Management** approach in place that allows a tailor-made set-up fitting our customers' size and regional structure. Our Regional Account Managers are responsible for our customers in certain countries or regions, across our businesses. Our Global Account Managers are responsible for our worldwide business activities with customers of specific Divisions. Finally, our Corporate Account Managers are responsible for our large customers with business activities across several geographical regions and more than one Siemens Division.

To steer the Key Account Management activities for large customers and to develop market opportunities for Siemens, we have established **Market Development Boards** for specific markets that are of strategic relevance for more than one of our Divisions. The Market Development Boards aim to create synergetic effects by combining the interests and resources of these Divisions and by developing and implementing a coordinated market presence for Siemens. This approach enables us to provide customers with a comprehensive spectrum of products, solutions and services across all our businesses from a single source, helping them to address their most prominent challenges. Thus, we believe to be able to significantly enhance our competitive position because we can better understand the needs of these markets and can deliver specific solutions drawn from the entire Siemens portfolio, and by utilizing our global competencies and resources. We regularly review the strategic importance of the different market opportunities for our Company. As a consequence, we have recently established new Market Development Boards for cities, power utilities and data centers.

To guarantee the high quality and continuous improvement of our customer support, we have developed our **Account Management Excellence Program** and our **Sales Management Excellence Program**. Strength-and-weakness analyses as well as training and qualification measures are carried out under these programs aiming to ensure consistently high standards in our worldwide customer relations management.

Ultimately, our success depends on the satisfaction of our customers. In order to measure their approval, further strengthen our customer focus and monitor how our relations are developing, we introduced the **Net Promoter Score** as a uniform, company-wide standard. This internationally recognized and conventional indicator, which measures how likely our customers are to recommend us, is based on surveys conducted worldwide once a year. In fiscal 2010, the survey drew on more than 18,500 interviews. The results of the survey enable Siemens to benchmark internally on a Division and regional level as well as externally, and to identify areas for improvement. Follow-up activities on the Corporate and Sector levels were started immediately after the completion of the 2010 survey, and we are closely monitoring progress with specific activities.

SUSTAINABILITY

Sustainability at Siemens

Siemens has defined sustainability to mean acting responsibly on behalf of future generations to achieve economic, environmental and social progress. We have made the three dimensions of sustainable development – the environmental, the business and the social dimension – the cornerstone of our activities. In the environmental dimension, we are providing innovative products and solutions to improve both our own ecobalance and that of our customers and suppliers. In the business dimension, we are focusing on long-term value creation, as presented in other sections of this Combined management's discussion and analysis, including "– Value chain – Research and development." And in the social dimension, we are fostering the development of our own employees and striving to be good corporate citizens in all the communities in which we are active.

Organization


Sustainability Board
Chief Sustainability Officer
Sustainability Board
Head of Corporate Legal and Compliance
CEO of OSRAM (Industry)
CEO of Renewable Energy (Energy)
CEO of Imaging & IT (Healthcare)
Head of Corporate Finance – Reporting and Controlling
Corporate Technology
Head of Corporate Development Strategy
Head of Environmental Protection, Health Management and Safety
Head of Corporate Communications and Government Affairs
Corporate Human Resources

The **Siemens Sustainability Board**, which is chaired by the **Chief Sustainability Officer**, a member of our Managing Board, is the central steering committee for sustainability at Siemens. In its regular meetings, it sets our sustainability strategy and adopts appropriate measures and initiatives. Our Chief Sustainability Officer also manages the **Sustainability Office**, which is responsible for implementing the sustainability strategy and for coordinating company-wide programs and measures.

To help us maintain an objective perspective on our sustainability challenges and performance, we have also created the **Siemens Sustainability Advisory Board** composed of nine eminent figures in science and industry from a range of disciplines and regions of the world. None are employees of Siemens. The Board meets at least twice a year, and through professional exchanges and concrete initiatives is expected to contribute to the further development of our sustainability program.

Principles, guidelines and performance

Our sustainability efforts are generally based on our Business Conduct Guidelines, which provide the ethical and legal framework within which we conduct our business activities. They contain the basic principles and rules for our conduct within our Company and in relation to our external partners and the general public. Specific issues, such as those relating to the environment, are covered in more detailed regulations and guidelines. This comprehensive set of rules is generally binding for all companies controlled by Siemens.

In addition to our own guidelines, Siemens is actively engaged with leading global sustainability organizations, such as the World Business Council for Sustainable Development (WBCSD), and committed to international standards and guidelines for sustainability. For example, we signed on to the United Nations Global Compact in 2003 and became a signatory to the Global Compact's CEO Water Mandate in 2008. We regularly report on our sustainability performance using the current guidelines of the Global Reporting Initiative (GRI), which aims at higher transparency and comparability for corporate sustainability reporting.

Siemens has been named to the widely respected SAM Dow Jones Sustainability Index for eleven straight years, and was ranked as Sector Lead within the sector Diversified Industrials in 2010. We also earned high rankings on a number of other indexes and rankings, including those created by the prestigious Carbon Disclosure Project (CDP). The CDP rated Siemens as the best company worldwide in the 2010 Carbon Disclosure Leadership Index (CDLI) and included Siemens in its Carbon Performance Leadership Index (CPLI).

Employees

Key performance indicators

	Year ended September 30, 2010	2009
Employee fluctuation rate[1]	12.9%	17.4%
Proportion of women (percentage of employees in management positions)	13.7%	13.6%
Expenses for continuing education (in millions of €)[2]	225	228
Expenses per employee for continuing education (in €)[2]	560	562

1 Employee fluctuation rate is defined as the ratio of voluntary and involuntary exits from Siemens during the fiscal year to the total number of employees.
2 Without travel expenses.

Our employees are an important factor for the success of our Company. We therefore aim to attract, develop and retain the best and brightest employees worldwide. Our sustainable human resources policy focuses on diversity, learning and continuing education, supporting a high performance culture, and occupational health and safety. Fair-minded collaboration among company management, employees and employee representatives plays a central role at Siemens.

Securing jobs for our people is a key component of our human resources efforts. It is not just a matter of securing their expertise for Siemens. We also accept our social responsibility as one of the largest corporate employers in Germany and worldwide, and respect and uphold the fundamental rights of our employees. This was particularly evident in the challenging macroeconomic environment which prevailed during our last two fiscal years. In close collaboration with the General Works Council, we defined guidelines for appropriate personnel measures to safeguard employment, including reduced working hour arrangements at facilities in Germany. With the help of job-securing measures, we managed to absorb short-term volume declines fairly well in fiscal 2010. However, if structural changes in our businesses prove to be more permanent and our Company's short-term employment protection measures are not sufficient, then further adjustments will have to be considered.

In fiscal 2010, we have for the first time conducted a worldwide employee survey relating to employee engagement and compliance (Siemens Global Engagement and Compliance Survey 2010). More than 275,000 Siemens employees took part in this survey, which was globally distributed in more than 40 languages across our Company. The results of the survey were very encouraging and demonstrated the strong commitment of our employees to Siemens and its values. The survey results also identified specific areas for further improvement.

Diversity

As a global technology company, Siemens must be able to recruit talented people around the world and create an environment in which they can best develop and contribute their skills within the Company. Our diversity efforts are coordinated by our Chief Diversity Officer and follow three main principles:

> We want to have the best person for every position.
> We want to provide opportunities for diversity of experience and interaction.
> We want to achieve diversity of thinking across our Company.

Employees by segments as of Sept. 30, 2010 (in thousands)



Industry Sector: 204 (50%)
Energy Sector: 88 (22%)
Healthcare Sector: 49 (12%)
405
Siemens IT Solutions and Services: 32 (8%)
Siemens Financial Services: 2 (1%)
Other: 30 (7%)

Employees by regions as of Sept. 30, 2010 (in thousands)



Europe, C.I.S.[1], Africa, Middle East: 240 (59%)
therein Germany: 128 (32%)
405
Americas: 91 (23%)
therein U.S.: 62 (15%)
Asia, Australia: 74 (18%)
therein China: 34 (8%)
therein India: 17 (4%)

1 Commonwealth of Independent States

Diversity scorecard – We are implementing practices that promote diversity throughout the Company. As part of this effort, we recorded and analyzed relevant data and developed a set of parameters as well as a scorecard to measure our progress in five strategic areas: professional knowledge, diversity at all levels, composition of our top talent pool, culture and branding, and experience mix.

Diversity in management – The percentage of women in management at Siemens has increased by more than 50% compared to fiscal 2002, to 13.7% in fiscal 2010. In fiscal 2009, we systematized the recruitment processes for key management positions at Siemens to help ensure that the preliminary selection of candidates reflects the diversity of our customers and employees at all levels and in all regions.

Work-life balance – A growing number of employees seek more flexibility in how they balance work with the rest of their lives, particularly childcare responsibilities. Taking the respective local conditions into account, providing this flexibility helps us increase employee diversity, and also gives Siemens an advantage in recruiting and retaining employees. At many of our locations worldwide, we now provide options for flexible work schedules, part-time work and telecommuting. At the same time, particularly in Germany, we are expanding the availability of childcare options near the Company, such as nurseries, daycare centers and children's after-school centers – taking local conditions into account. We intend to further work on increasing flexibility and improving work-life balance for our employees throughout Siemens.

Learning and continuing education

We aim to further develop the qualification and expertise of our employees at all locations. In fiscal 2010, we invested around €225 million for continuing education (without travel expenses), which equals about €560 per employee. These expenses include training courses and programs both for individual employees and for entire organizational units or categories of employees. For example, we prepare our next-generation managers for their future responsibilities through the Siemens Leadership Excellence Program. So-called global Core Learning Programs impart skills and capabilities specific to the requirements of particular job categories. Functional training measures address the development of specific skills within particular business functions. Cross-functional training improves skills and capabilities that are relevant across multiple job categories or business functions.

In addition, Siemens continues to be one of Germany's largest providers of vocational training for secondary school graduates. As in prior years, we again made an additional 250 trainee positions available to disadvantaged youth.

Supporting a high performance culture

The variable compensation component which is mandatory for our top executives and senior management worldwide contains three target categories: Unit Performance (against internal financial targets as well as further strategic unit targets, such as performance against competition and targets related to our Compliance Program), Individual Performance and Siemens Performance, thus striving for and ensuring high performance at all levels. In addition, and with the clear intention of fostering a broad-based equity culture in the Company, we also have several equity participation programs in place, both for senior management and other employees. It is our strong belief that employees that are shareholders think and act in a responsible and entrepreneurial way – a fundamental prerequisite for the sustainable development of our Company. For further information regarding these programs, see "Notes to Consolidated Financial Statements."

Employee rights and relations to works councils

We aim to respect and uphold the fundamental rights of our employees. Underscoring this commitment, Siemens joined the United Nations Global Compact in 2003. We declare our adherence to core principles such as the United Nations' Universal Declaration of Human Rights, the Declaration on Fundamental Principles and Rights at Work of the International Labor Organization (ILO), and the principles of the Rio Declaration of the United Nations. The various principles are also reflected in our Business Conduct Guidelines. In addition, fair-minded communication and collaboration among our Company's management, employees and employee representatives plays a central role at Siemens. This collaboration includes sharing information on all sides in a timely manner and maintaining an open dialogue among all parties.

Occupational health and safety

The breadth of our business activities poses a variety of potential health risks for our employees. We address these risks by establishing centrally defined rules and applying them locally in combination with programs appropriate to actual business operations. In addition to a set of guidelines focused on occupational health and safety (OHS), we also include OHS topics in our Business Conduct Guidelines, our internal monitoring systems and our risk management and internal control system.

Minimizing safety risks – We place particular emphasis on minimizing OHS risks throughout our training and education programs regarding electrical safety, fire protection, road safety, first aid and emergency evacuation. When accidents do happen, we meticulously investigate the causes so we can take steps to prevent recurrences. These efforts address technical improvements as well as more effective training for both employees and their managers. We call in outside teams of independent experts to investigate the causes of all fatal accidents. We make the causes known within the affected unit (and others, as appropriate) to ensure that the requisite changes are made to machinery, installations and procedures in order to prevent recurrences. The safe handling of working materials is another issue of particular importance to us, and we are preparing a global company program to search for alternatives to especially hazardous materials.

Promoting health – Our occupational health and safety initiatives previously centered on guarding against work-related health risks. We have now broadened them to include measures for fostering general health and strengthening employee health resources. We also created the post of Corporate Medical Director, a function with worldwide responsibility. The Director's task is to unify and steer our health management activities worldwide in collaboration with health promotion, medical services and social counseling.

Environmental protection

Key performance indicators

	Year ended September 30, 2010	2009
Revenue generated by the Siemens Environmental Portfolio (in billions of €)	**27.6**	26.8
Annual customer reductions of carbon dioxide emissions generated by products and solutions from the Siemens Environmental Portfolio (in millions of tons; accumulated)	**267**	214

For Siemens, environmental protection has two aspects. The first is making a substantial contribution to climate protection through our Environmental Portfolio. The second aspect is improving resource efficiency and keeping emissions as low as possible in the conduct of our own business.

Environmental Portfolio

Our Environmental Portfolio may serve as an example of the way we strive to align our business activities with the aforementioned megatrends, in this case climate change. The portfolio contains technologies that reduce impacts on the environment and minimize carbon dioxide emissions responsible for climate change. The elements of the portfolio fall into three main categories: products and solutions with outstanding energy efficiency, such as combined cycle power plants, energy-saving light bulbs and intelligent building technologies; systems and components for renewable forms of energy, such as wind turbines and solar power; and environmental technologies for cleaner water and air.

The qualification of products and solutions for our Environmental Portfolio is based on defined processes and strict criteria. Once a year, the Siemens Sustainability Board decides upon changes in the Environmental Portfolio. This covers the inclusion of newly developed products and solutions fulfilling our qualification criteria as well as additionally qualified products and solutions for which proof for the fulfillment of the qualification criteria was previously not available. For additionally qualified products and solutions, we report their prior-year revenue and prior-year contribution to reducing customer carbon dioxide emissions on a comparable basis. Furthermore, the Sustainability Board takes decisions regarding the exclusion of products and solutions that no longer fulfill our qualification criteria from the Environmental Portfolio. To qualify for the Environmental Portfolio, a product or solution must fall into one of the three categories mentioned above. The calculation of the reduction of carbon dioxide emissions is based on a specific comparison for every relevant product and solution in the Environmental Portfolio. For this calculation, we focus on those products and solutions that have a material impact on the overall carbon dioxide emissions reduction. To determine the baseline and calculate the reduction in our customers' annual carbon dioxide emissions, we generally apply one of the following three methods: direct before-and-after comparison of the emissions; direct comparison with a reference technology; or comparison with the installed base. The described criteria and procedures are reviewed regularly and may be subject to change.

With our Environmental Portfolio we intend to help our customers to reduce their carbon dioxide footprint, cut their energy costs and improve their profitability through an increase in their productivity. Our target by 2011 is to help our customers reduce their annual carbon dioxide emissions by approximately 300 million tons through Siemens products and solutions that were installed at customer locations since the beginning of fiscal 2002 and remain in use today. The Siemens products and solutions installed by the end of fiscal 2010 are already reducing customer carbon dioxide emissions by approximately 267 million tons a year.

In addition to its environmental benefits, our Environmental Portfolio enables us to compete successfully in attractive markets and generate profitable growth. We had set ourselves a revenue target for the Environmental Portfolio – to generate €25 billion in revenue from the portfolio by the end of fiscal 2011. We achieved that goal significantly earlier than planned. Including revenues from newly developed and additionally qualified products and solutions, revenues from the portfolio in the current year amounted to €27.6 billion and exceeded the comparable revenues of €26.8 billion in fiscal 2009. This means that in fiscal 2010 our Environmental Portfolio already accounted for about 36% of our total revenues. As we continue to see growth opportunities for our Environmental Portfolio, we have set a new target within One Siemens to exceed revenue of €40 billion from the portfolio by the end of fiscal 2014.

There is no standard system that applies across companies for qualifying products and solutions for environmental and climate protection, or for compiling and calculating the respective revenues and the quantity of reduced carbon dioxide emissions attributable to such products and solutions. Accordingly, revenues from our Environmental Portfolio and the reduction of our customers' annual carbon dioxide emissions may not be comparable with similar information reported by other companies. Furthermore, we subject revenues from our Environmental Portfolio and the reduction of our customers' annual carbon dioxide emissions to internal documentation and review requirements which are different from those applicable to our financial information. We may change our policies for recognizing revenues from our Environmental Portfolio and the reduction of our customers' annual carbon dioxide emissions in the future without previous notice.

As in previous years, we again commissioned an independent accounting firm with a limited assurance engagement to review the reported results for our Environmental Portfolio for fiscal 2010. Such review is different from the audit performed for our consolidated financial statements. The outcome of the review was favorable and the independent accounting firm reported its results, in particular, the details relating to total revenues generated by the Environmental Portfolio and the quantity of reduced carbon dioxide emissions attributable to it, in an Independent Assurance Report.

Environmental performance

Protecting the environment is a central component of our corporate strategy. By maintaining high environmental management standards, we work to overcome environmental challenges throughout the world.

Environmental management – Our worldwide system of environmental management is based on our Business Conduct Guidelines. Specific environmental issues, such as those relating to hazardous materials, are covered in more detailed regulations and guidelines. This comprehensive set of rules is generally binding for all companies controlled by Siemens.

A core task of environmental management is tracking our environmental performance, for example with respect to energy and resource efficiency. The monitoring and tracking system we use covers all of our locations that exceed specific resource consumption or waste volume thresholds. Locations that exceed other, higher thresholds, or that have plants and installations requiring authorization or notification, must deploy an environmental management system conforming to the international ISO 14001 standard. Our Divisions are allowed to choose either external validation of their management systems or internal audits that meet external certification standards. At the end of fiscal 2009, 211 locations had externally certified environmental management systems in place and 11 more employed internally certified systems. As a result, 73% of our locations that are required to deploy a certified management system already had one in place at the end of fiscal 2009, compared to 78% a year earlier. This development was due to the ongoing integration process of recently acquired sites that were included as required locations for the first time in fiscal 2009 after the expiration of a three year transition period. Our goal is to ensure that all required locations deploy an environmental management system by the end of fiscal 2011. All Divisions have implemented programs to achieve this target.

Environmental program – Our current environmental program was launched in fiscal 2007, using data from fiscal 2006 as a baseline. We monitor our environmental impacts on the basis of absolute figures, and our performance is computed on a portfolio-adjusted basis, normalized to plant revenue. Under our environmental program we intend to achieve 20% improvements in energy and water efficiency, reduce the intensity of our carbon dioxide emissions by 20% and improve our environmental performance with respect to waste by 15%, all by the end of fiscal 2011. All manufacturing locations required to deploy an environmental management system are included in these targets.

We have already accomplished major improvements towards the achievement of all of our environmental performance targets. In fiscal 2009, our power efficiency rose 13% from the baseline in fiscal 2006, compared to an improvement of 7% in fiscal 2008. With respect to primary energy and district heat, we had already achieved an overall efficiency gain in fiscal 2009 of 25% compared to the baseline, up from 21% in fiscal 2008. Our greenhouse gas emissions totaled 3.785 million tons of carbon dioxide equivalents in fiscal 2009, compared to 3.869 million tons in fiscal 2008. The efficiency of our carbon dioxide emissions improved 17% in fiscal 2009 compared to the baseline, up from a 9% improvement a year earlier. In fiscal 2009, our environmental performance regarding water consumption had already improved 29% compared to our base year, up from 21% in fiscal 2008. With respect to waste, our environmental performance in fiscal 2009 improved 12% compared to the baseline, and was up from a 4% improvement a year earlier. Our environmental performance for fiscal 2010 is computed after the close of our financial year. The achievement of our environmental performance targets will to some degree depend on macroeconomic conditions and the global business environment after the recession, as our environmental performance is measured relative to revenue development.

Compliance

Key performance indicators

	Year ended September 30,	
	2010	2009
Cumulative[1] number of participants in web-based trainings (in thousands)	228	140
Cumulative[1] number of participants in in-person trainings (in thousands)	104	79
Inquiries submitted to the "Ask us" help desk	3,077	3,992
Incidents reported to the "Tell us" help desk and the ombudsman	582	565
therein substantiated[2]	*502*	*439*

1 Since December 2007.
2 Initial suspicion that requires further internal investigations in order to determine whether a violation occurred.

Our Compliance Program aims to ensure that our worldwide business practices are in full compliance with applicable laws and our own internal rules. To serve this purpose, our Compliance Program includes three pillars: *prevent, detect,* and *respond*. We are continuously working on further integrating compliance into our business activities, and on strengthening our efforts in combating corruption, together with other market participants and governmental organizations (collective action).

Our Business Conduct Guidelines provide the ethical and legal framework within which we conduct our business activities. We have developed a specific web-based training after the revision of our Business Conduct Guidelines, and have launched this training in 11 language versions across Siemens. The extension of our training courses regarding antitrust regulations was another focus area of our training activities in the current fiscal year.

The compliance help desk "Ask us" encourages our employees to ask their compliance-related questions. All employees can also pose questions directly to the compliance officer responsible for their unit. We believe that the decline in inquiries submitted to the "Ask us" help desk to 3,077 in fiscal 2010, compared to 3,992 a year earlier is also due to the already achieved robust stability of our Compliance Program, as well as to the advancing build-up of competencies in our individual company units.

To measure the effectiveness of our prevention training activities regarding compliance, we conduct regular employee surveys. In fiscal 2010, we have extended the scope of our employee survey from a representative sample to a worldwide survey among the majority of Siemens' employees. We achieved this by integrating it into the above-mentioned Siemens Global Engagement and Compliance Survey 2010. As in prior years, the compliance-related results of this survey also form an element of the incentive system for our senior management.

The compliance help desk "Tell us" and the ombudsman are two secured reporting channels that can be used by our employees and external stakeholders to report violations of external and internal rules. These reports are passed on to our compliance organization. In the current fiscal year, the number of incidents reported to the "Tell us" help desk and the ombudsman was 582, compared to 565 reported incidents a year earlier. In fiscal 2010, 502 of these incidents were substantiated and required further inquiries or investigations in order to clarify the reported incidents (fiscal 2009: 439).

In fiscal 2010, Siemens has strengthened its compliance organization by focusing on operations-related tasks. The Chief Compliance Officer will manage all operations-related and sales-related topics. The newly created position of Chief Counsel Compliance will be responsible for all legal aspects of compliance.

In fiscal 2011, we will continue to strengthen compliance as a business responsibility within our Company. Projects to further optimize our compliance-risk analyses and other compliance-related processes are key undertakings in this regard. Our collective action efforts and our Siemens Integrity Initiative, which will support organizations and projects that fight corruption and fraud through collective action, education and training, demonstrate our constant commitment to combat corruption in our markets.

On October 13, 2010, the Company received the Year Two Report from the Compliance Monitor Dr. Theo Waigel, whom Siemens had engaged as part of the settlement reached with U.S. authorities in December 2008. As was set forth in the Settlement Agreement with the U.S. Securities and Exchange Commission (SEC) and the U.S. Department of Justice (DOJ), this Year Two Report contains (1) an evaluation of the recommendations from the Year One Report and (2) new recommendations reasonably designed to improve the effectiveness of Siemens' program for ensuring compliance with anti-corruption laws, plus (3) a certification of the Compliance Monitor that Siemens' Compliance Program, including its policies and procedures, is reasonably designed and implemented to detect and prevent violations within Siemens of the anti-corruption laws.

Corporate citizenship

Siemens Corporate Citizenship focuses on activities beyond our actual business operations, that provide a long-term benefit to the societies in which we operate. We deploy many different resources to act on this commitment, with a particular emphasis on our Company's specific competencies. We actively engage in social and environmental projects, and we particularly support employee volunteering. Fundamental to this engagement is our commitment to the UN Global Compact and the UN Millennium Development Goals.

As such, our corporate citizenship activities focus on three areas: environmental protection, education, and humanitarian and social aid.

> We use our corporate citizenship activities to protect the environment.
> We promote education and training for young people – especially in mathematics, information science including computer science, natural sciences and technology.
> We maintain an ongoing dialogue with key opinion-makers, particularly where we can contribute our expertise to help society make informed decisions. We work to improve living conditions in the societies we serve. We also provide technical and humanitarian aid following natural disasters.
> In addition, we promote contemporary arts and culture.

The Siemens Stiftung – The Siemens Stiftung, a nonprofit foundation under German civil law, was founded in the fall of 2008 with a starting capital of €390 million. It sustains and strengthens the tradition of more than 160 years of community engagement of Siemens AG. The foundation started its activities on January 1, 2009, and has since been working with projects to strengthen civil society particularly in Africa, Latin America and Europe. Its aim is to make a long-term contribution to reducing poverty and fostering equal opportunity. The foundation operates in three areas: It supports enlarging basic services and improving social structures; initiates educational projects; and contributes to strengthening cultural identity. The over-arching principle for the foundation's work is to help people help themselves. The Siemens Stiftung works in close cooperation with local and international partners as well as in alliance with other Siemens foundations in Argentina, Brazil, France, Colombia and the United States.

ECONOMIC ENVIRONMENT

Worldwide economic environment

Following the most serious economic downturn since the end of the Second World War – which in 2009 led to a contraction of 1.8% in global **gross domestic product (GDP)** in real terms according to figures from IHS Global Insight – the global economy saw a recovery in the first half of 2010 that was faster and more dynamic than forecasted. The pace of growth is slowing slightly in the second half of the year as government fiscal stimulus packages are winding down and the boost from the restocking of inventories tails off. IHS Global Insight is predicting overall growth of 3.8% in global GDP for 2010.

World real GDP growth[1] (in % compared to prior year)



2006
2007
2008
2009
2010²
4.2
4.1
1.8
(1.8)
3.8

1 According to Global Insight Inc. as of October 15, 2010; growth rates provided by calendar year.
2 Estimate for calendar year 2010.

From a regional perspective, the **Europe, Commonwealth of Independent States (C.I.S.), Africa, Middle East** region – which among our three reporting regions reported the sharpest downturn in gross domestic product in 2009 – is also experiencing the slowest growth in 2010 with a forecasted increase in GDP of 2.4%. Within this region, Middle Eastern and African countries are seeing the most rapid growth. In 2010, many of these countries are benefiting from a recovery in commodity prices. The countries in our Russia / Central Asia Cluster were hit particularly hard by the economic downturn and are recovering gradually. In the case of Russia, IHS Global Insight is forecasting growth of 4.2% in 2010 following a 7.9% drop in GDP in 2009. However, the positive impact from commodity price gains compared with 2009 is being tempered by the delayed consequences of the financial crisis and the effects of an extended period of exceptionally high temperatures and drought. Within Europe, there is a significant divergence in economic trends. Whereas most of the countries in central and eastern Europe are slowly recovering from the economic downturn, economies in some of the southern and western European countries impacted by the sovereign debt crisis are stagnating or contracting. IHS Global Insight is expecting German GDP to grow by 3.3% this year compared with a fall of 4.7% in 2009. The German economy, which last year suffered from the sharp downturn in global trade, is benefiting in 2010 from strong international demand for high-quality capital equipment. Despite the end of economic stimulus packages, automotive exports have also seen a substantial upturn in 2010, driven particularly by strong demand from Asia. A number of other European countries that are closely linked to the German export industry are likewise benefiting from the economic expansion in Germany.

In the **Americas** region, IHS Global Insight is forecasting GDP growth of 3.2% in 2010 compared with a contraction of 2.4% in 2009. GDP is expected to climb substantially in the majority of Latin American countries during 2010. Brazil, which is forecast to achieve GDP growth of 7.4% in 2010 compared with a slight fall of 0.2% in 2009, represents a significant growth driver. The U.S. is providing a somewhat weaker stimulus for growth. After a 2.6% contraction in U.S. GDP in 2009, IHS Global Insight predicts that the situation will reverse in 2010 with growth of the same percentage, with growth slowing noticeably during the second half of the year compared to the first half. Any upward trend in consumer spending has been extremely muted owing to rising unemployment and a greater proportion of disposable income allocated to savings. The problems in real estate markets – which triggered the global economic downturn – have been exacerbated again by the end of tax breaks. Growth in the U.S. is also being held back by a substantial current-account deficit as imports rise faster than exports.

GDP in the **Asia, Australia** region, which managed to expand even during the economic downturn, is expected to climb sharply in 2010 with growth forecast at 6.5%. This boost to growth was initially driven by fiscal stimulus packages. However, exports have also picked up again as the global economy has recovered. In addition, economic growth is being given further momentum by rising consumer demand in the emerging markets in this region. With regard to China, IHS Global Insight is predicting growth of 10.3% for 2010, which is above the 9.1% GDP growth achieved in 2009. China is therefore proving to be an engine of growth for the global economy, although the significant growth in the first half of 2010 is expected to ease off during the second half of the year as the boost from

Real GDP growth[1] per region
(change in % compared to prior year)



World
Europe, C.I.S.[3], Africa, Middle East
Americas
Asia, Australia
6
4
2
0
(2)
(4)
(6)
3.8
(1.8)
2.4
(3.5)
3.2
(2.4)
6.5
1.6

2010[2] 2009

1 According to Global Insight Inc. as of October 15, 2010; growth rates provided by calendar year.
2 Estimate for calendar year 2010.
3 Commonwealth of Independent States

economic stimulus packages fades, the rise in lending is curbed by central banks, and growth in key export markets remains weak. The rise in growth in India, which has the benefit of a large domestic market and low dependency on exports, continues unabated. IHS Global Insight predicts GDP growth of 8.2% for 2010 following the 6.8% growth achieved in 2009.

A key factor for Siemens as a manufacturer is **manufacturing value added**, a component used in calculating gross domestic product by means of the production approach. Following a fall in manufacturing value added of 6.5% in 2009, IHS Global Insight forecasts an increase of 10.1% in real terms in 2010. The Asia, Australia region is the driver for this growth with an expected year-on-year increase of 15.4%.

A key factor for Siemens, as a plant and infrastructure provider, is the trend in **gross fixed investments**, one of the ways in which gross domestic product is used. This trend is heavily influenced by fluctuations in the economic cycle. IHS Global Insight is predicting growth of 5.0% in gross fixed investments for 2010 following a fall of 7.1% in real terms in 2009. For **Europe, C.I.S., Africa, Middle East**, the region that accounts for the greatest proportion of Siemens' revenue, IHS Global Insight is forecasting that gross fixed investments will increase by only 0.6% in 2010 compared with a contraction of 11.2% in 2009. Gross fixed investments in the **Americas** region are expected to grow by 4.7% in 2010, whereas the metric fell by 13.3% in 2009. Within this region, it is the trend in Brazil that is the most notable. IHS Global Insight is forecasting that Brazil will see growth of 16.9% in gross fixed investments in 2010, a turnaround from the contraction of 9.9% in 2009. In the U.S., where there was a dramatic fall in gross fixed investments in 2009, such investments are expected to grow by just 2.5% in 2010. In 2009, the only region with growth in gross fixed investments was the **Asia, Australia** region where the metric was up by 4.3%. According to IHS Global Insight forecasts, growth in Asia, Australia will accelerate to 9.8% in 2010. Within the region, the growth in gross fixed investments in China is expected to fall from 17.7% in 2009 to 15.4%, although this figure still remains very high. Growth in gross fixed investments in India is predicted to gain significant momentum from 5.2% in 2009 to 10.1% in 2010.

The figures presented here for gross domestic product and gross fixed investments are drawn from an IHS Global Insight report dated October 15, 2010. The figures on manufacturing value added are drawn from an IHS Global Insight report dated October 22, 2010. Siemens has not independently verified this data.

Exchange rate development (Index: Beginning of fiscal 2006 = 100)



FY 2006
FY 2007
FY 2008
FY 2009
FY 2010
140
130
120
110
100
90
80
70

U.S. Dollar per € British Pound per € Source: Bloomberg

In addition to the common currency of the European Monetary Union (the euro) other key currencies for Siemens include the U.S. dollar and the British pound. The start of the first quarter of fiscal 2010 saw a continuation of the trend that began during the middle of the 2009 fiscal year in which the euro strengthened against both the U.S. dollar and the British pound. The end of the first quarter of fiscal 2010 was marked by the start of a significant drop in the value of the euro, although the weakening was greater against the U.S. dollar than against the British pound. The main reason for this fall in the euro's value was the worsening of the sovereign debt crisis in the spring of 2010 in a number of southern and western European member states of the European Monetary Union, which required support programs from the International Monetary Fund and the European Union. Increasing concerns about the sustainability of the economic upturn in the U.S. and the U.K., together with simultaneous robust economic growth in key European countries, resulted in a rise in the value of the euro against the currencies of both countries beginning in June 2010. This trend was reinforced at the end of fiscal 2010 by expectations that the central banks in the U.S. and the U.K. would undertake additional expansionary monetary policy measures.

Our businesses are also dependent on the development of raw material prices. Key materials to which we have significant cost exposure include copper, various grades and formats of steel, and aluminum. In addition, within stainless steel we have considerable exposure related to nickel and chrome alloy materials.

The price of copper (denominated in EUR per metric ton) gained approximately 41% since the beginning of fiscal 2010, and nearly 200% compared to the lowest values in December 2008. Prices for copper are pushed both by supply and demand fundamentals and by speculative influences in the commodity markets. Prices anticipate that the supply of copper is tightening. Nevertheless, as copper is produced in multiple locations and traded, such as across the London metal exchange, the risk to Siemens is primarily a price risk rather than a supply risk.

Aluminum prices rose approximately 33% over the past fiscal year and approximately 73% since the low values of December 2008. Aluminum prices have been driven mainly by fundamentals, i.e., higher demand and especially rising energy costs, while speculative elements had only transitional effects on aluminum prices. As with copper, we see developments in the aluminum market as posing a price risk, rather than a supply risk.

Steel prices gained approximately 27% on rising production in the current fiscal year and approximately 53% since the low levels reported by CRU (an independent business analysis and consultancy group focused on among other things, the mining and metals sectors) for April 2009 while demand grew at a slower pace. Prices in general are pushed upwards by rising raw material costs, for example, significantly higher costs for iron ore. The market has seen a series of mini-cycles due to the combined effects from real demand, restocking in the supply chain and various premature attempts from steel mills to raise prices. A new pricing scheme between iron ore producers and steel mills (switching from annual pricing to quarterly pricing) is expected to add more flexibility and volatility to steel prices in the future.

Development of raw material prices (Index: Beginning of fiscal 2006 = 100)


FY 2006
FY 2007
FY 2008
FY 2009
FY 2010
225
200
175
150
125
100
75
50
Copper
Aluminum (HG)
Steel HRC

Source: London Metal Exchange (LME) for copper and aluminum, CRU HRC Germany for steel; cash prices in € per ton.

Our main exposure to the prices of copper and related products, and to steel and stainless steel, is in the Industry and Energy Sectors. Our main price exposure to aluminum is in the Industry Sector. Additionally Siemens is generally exposed to energy prices, both directly (electricity, gas, oil) and indirectly (energy used in the manufacturing processes of suppliers).

Siemens uses several options in order to reduce the price-risk in its project and product businesses, such as long-term contracting with suppliers, physical and financial hedging and price escalation clauses with customers.

Market development

According to market research published by IHS Global Insight in July 2010, nominal capital expenditures are rising in 2010 in almost all market segments that are significant for our Sectors and for Siemens IT Solutions and Services. In most of these markets, the growth in investments is more than offsetting the (in some cases sharp) decline in investing activities in the previous year. This trend is driven to a significant extent by the dynamic development in emerging markets, especially China, while the investment volumes in a number of industrialized nations continue to decline in 2010.

In the markets that are significant for our **Industry** Sector, gross capital expenditure is rising sharply in most segments in 2010, following the downturn of the previous year, which had been impacted by the economic downturn. The highest year-on-year growth rate is expected to be achieved in the metals and mining sector, where investments are forecasted to grow by a mid-double-digit percentage, after a contraction of around 5% in the previous year. Stimulated by the economic recovery, rising demand for commodities is having a positive impact on investments in both extraction and processing in this sector. For the machine-building and the oil and gas industries, lower-double-digit growth rates are expected for 2010. Investments in machine-building expanded by around 9% in 2009, driven by China, which has the world's largest machine-building sector. For 2010, growth in China's capital expenditure is expected to slow somewhat to what will still be a very high level. At the same time, investments in machine-building are stabilizing in a number of other countries. By contrast, capital expenditure in the oil and gas industry declined sharply in the previous year. The increase forecast for 2010 is not expected to be large enough to compensate for the previous year's decline. Growth rates of around 10% are expected for the automotive and chemical industries in 2010. Investments in the automotive industry declined by some 8% in the previous year, primarily due to developments in industrialized nations. In 2010, replacement investments are forecasted to stabilize the situation in a number of industrialized economies. Brazil appears to be set to expand at a very buoyant pace, while China's growth rate will decline slightly but still remain at a very high level. In the chemical industry, where investments rose marginally in 2009, growth has likewise been spurred by emerging economies, while investments in some industrialized countries such as Japan and the U.S. are increasing modestly or stagnating in 2010 following significant declines in the previous year. Investments in the transportation services, post and logistics, electrical and electronics, and the pulp and paper industries, which contracted by mid-single-digit percentages in the previous year, are expected to grow by around 9% in each case in 2010. The food and beverage industry, which is impacted to a lesser extent by economic downturns, recorded stable investments in 2009 and is also forecast to expand its capital expenditure by around 9% in 2010. A return to rising consumer confidence has a positive effect. Investments in the transportation and infrastructure industry are anticipated to rise by around 7% in 2010, following a decline of around 4% in 2009. For the transport equipment sector, which stagnated in the previous year, capital expenditure is expected to rise by around 5% in 2010. The retail industry, which is benefiting from increased consumer confidence, is also expected to invest around 5% more in capital goods this year, although this rise likely will not be able to offset the previous year's decline of around 6%. Investments are expected to decline further in the construction and real estate industry. After a decline of around 10% in 2009, IHS Global Insight forecasts another 2% fall in investments for the current year. This is driven by significant further reductions in investment activity in the established markets, especially in Europe, while sustained buoyant growth is expected in the emerging economies.

Our **Energy** Sector is likewise benefiting in 2010 from improved conditions in a number of markets mentioned for the Industry Sector above. These include the chemical industry, the post and logistics sector, the wholesale and retail sector, transportation services, and the oil and gas industry. In addition, the expected recovery in investment activities in the utilities sector is having a positive impact in 2010. After a decline of some 6% in 2009, IHS Global Insight forecasts an increase of around 10% for the current year, driven in particular by the encouraging development of Asia's emerging economies.

Gross capital expenditures within the international healthcare markets, served by our **Healthcare** Sector, are expected to increase by around 4% in 2010, following a decline of around 6% in the year before. Once again, this growth is driven by significant increases in capital expenditures in emerging economies, while investments in some of our most significant markets, such as the U.S. or Germany, are showing only modest gains or continue to contract.

The public sector, a major customer of **Siemens IT Solutions and Services**, is expected to increase its gross capital investment by about 5% year-on-year. For financial services, another key sector for Siemens IT Solutions and Services, gross capital expenditure is forecasted to expand by around 6% in 2010.

Fiscal 2010 – Financial summary

In fiscal 2010, we emerged from the economic downturn as a more focused company with strong operating momentum. Net income and Total Sectors profit climbed above the prior-year levels, and all three Sectors generated strong increases in Free cash flow which resulted in a substantial increase in Free cash flow for Siemens compared to the prior year. We also restored order growth following the economic downturn, particularly in our shorter-cycle businesses, and kept revenue almost level with the prior year in part by steadily converting orders from our strong order backlog into current business. Order development was clearly more robust in the second half of fiscal 2010 than in the first half, as our Sectors took advantage of improving market conditions.

Among other portfolio activities during fiscal 2010, we launched a strategic reorientation of our IT business aimed at improving its competitive strength. Furthermore, we reassessed the growth potential of the businesses we previously acquired to form our Diagnostics Division. Both steps led to burdens on reported income for the fiscal year. Charges for completion of staff reduction measures resulted in a loss at Siemens IT Solutions and Services, and a substantial goodwill impairment at Diagnostics resulted in lower profit for the Healthcare Sector compared to fiscal 2009.

We kept revenue stable year-over-year. At the Sector level, revenue was nearly unchanged compared to fiscal 2009. Industry, our largest Sector by volume, offset declines in its longer-cycle businesses with revenue growth in faster-recovering, shorter-cycle businesses. Healthcare revenue increased steadily throughout the year, and came in above the prior-year level. Revenue at Energy was down in the first half of the fiscal year, but recovered well in the second half. The modest revenue decline for Siemens overall was due mainly to lower revenue at Siemens IT Solutions and Services and streamlining of Centrally managed portfolio activities. Revenue in fiscal 2010 benefited from positive currency translation effects. On a geographic basis, revenue rose 10% in Asia, Australia. This offset much of the decline in revenue in the much larger region Europe, C.I.S., Africa, and the Middle East. Revenue in the Americas was nearly unchanged, as double-digit growth in the region's emerging markets largely offset a decrease in the U.S.

Revenue (in millions of €)


Siemens
Industry Sector[1]
Energy Sector[1]
Healthcare Sector[1]
(1)%
0%
(1)%
4%
75,978 76,651
34,869 35,043
25,520 25,793
12,364 11,927
FY 2010
FY 2009

1 Includes intersegment revenue.

We restored order growth. The patterns described above for revenue development in the Sectors were also evident in order development. Industry's shorter-cycle businesses delivered the majority of the Sector's order growth year-over-year, and Energy's strong second half included high double-digit growth in the fourth quarter compared to the prior-year quarter. Healthcare orders rose steadily through the year. Order development differed somewhat from revenue on a geographic basis. Orders climbed 18% in the Americas, with both the U.S. and emerging markets showing double-digit increases. Asia, Australia saw solid order growth, and together these regions offset lower orders in Europe, C.I.S., Africa, Middle East.

New Orders (in millions of €)


Siemens
Industry Sector[1]
Energy Sector[1]
Healthcare Sector[1]
3%
5%
0%
8%
81,163 78,991
34,908 33,284
30,122 30,076
12,872 11,950
FY 2010
FY 2009

1 Includes intersegment orders.

We increased Total Sectors profit to €7.789 billion. The Sectors' combined profit came in 4% higher than the prior year, even after €1.204 billion in impairment charges at Healthcare's Diagnostics Division in the fourth quarter. Industry took its profit up 29% year-over-year, as successful profitability initiatives improved capacity utilization and reduced costs. Energy generated a 7% profit increase compared to the prior fiscal year on strong project execution. Profit at Healthcare was significantly lower due to the impairment charges mentioned above.

Profit Sectors (in millions of €)



Total Sectors Profit
Industry Sector
Energy Sector
Healthcare Sector
4%
29%
7%
(48)%
7,789
7,466
3,478
2,701
3,562
3,315
748
1,450
FY 2010
FY 2009

During the fourth quarter of fiscal 2010 we completed a strategic review that reassessed the medium-term growth prospects and long-term market development of the laboratory diagnostics business, and subsequently announced a preliminary estimate of goodwill impairment charges. Following completion of the annual impairment test, Diagnostics took impairment charges at the close of the fourth quarter of €1.204 billion, including €1.145 billion for goodwill, below the previously announced estimate primarily due to currency translation effects.

In fiscal 2010, Corporate items included expenses of €310 million related to special remuneration for non-management employees. Once the allocation of the remuneration is determined in the first quarter of fiscal 2011, the expenses will be allocated primarily to the Sectors in fiscal 2011.

Income from continuing operations rose substantially. Total Sectors profit in fiscal 2010 came in higher despite the above-mentioned impairment charges related to Healthcare's Diagnostics Division while burdens below the Sectors were lower in the current fiscal year than in fiscal 2009. These factors combined to increase income from continuing operations to €4.112 billion. Basic earnings per share (EPS) from continuing operations rose to €4.54. A year earlier, income from continuing operations was €2.457 billion and basic EPS from continuing operations was €2.60. The difference year-over-year was due mainly to Equity Investments, which had a loss of €191 million in fiscal 2010 compared to a loss of €1.851 billion in fiscal 2009. The loss in the prior-year period included impairment charges related to NSN of €1.850 billion, primarily involving the €1.634 billion impairment of our stake in NSN. The lower loss from Equity Investments in fiscal 2010 was partly offset by a loss of €537 million (pre-tax) at Siemens IT Solutions and Services, which posted a profit of €90 million (pre-tax) a year earlier. The loss in the current period stemmed from a strategic reorientation aimed at strengthening the competitive position of the business in preparation for operating on a standalone basis, including reorganization of solutions, outsourcing and software activities. Completing previously announced staff reductions occasioned charges of €399 million (pre-tax) in fiscal 2010, and we also took charges of €61 million (pre-tax) within Corporate items, primarily relating to the carve-out of Siemens IT Solutions and Services as a separate legal entity which is a wholly owned consolidated subsidiary of Siemens as of October 1, 2010. Net Income rose to €4.068 billion, up from €2.497 billion. Basic EPS was €4.49 compared to €2.65 in fiscal 2009.

Income and Profit (in millions of €)



Total Sectors Profit
Income from continuing operations
Net income
4%
67%
63%
7,789
7,466
4,112
2,457
4,068
2,497
FY 2010
FY 2009

We generated substantial cash flow from continuing operations. A strong cash performance in the Sectors, particularly in the second half of the fiscal year, drove Free cash flow from continuing operations up to €7.111 billion. Besides a strong operating performance in the Sectors, cash flow from operating activities also benefited from positive changes in net working capital including substantially higher billings in excess of costs, particularly in the Energy Sector, compared to a decrease in these payments in fiscal 2009. In contrast, fiscal 2010 included higher cash outflows related to income taxes and pension plans. For comparison, negative changes in net working capital in fiscal 2009 included €1.008 billion in cash outflows for payments to authorities in the U.S. and Germany following resolution of legal proceedings, and substantial cash outflows stemming from project charges at Fossil Power Generation, Mobility and Siemens IT Solutions and Services. The impairment charges at Diagnostics and NSN mentioned above had no cash impact in the periods under review. Free cash flow in both periods included approximately €0.8 billion in outflows related to staff reduction measures.

Free cash flow (in millions of €)


Total Sectors
Continuing operations
Continuing and discontinued operations
44%
88%
93%
10,934
7,606
7,111
3,786
7,013
3,641
FY 2010
FY 2009

We increased our capital efficiency. Return on capital employed (ROCE) improved on a continuing basis to 10.4% from 6.1% in the prior year. The difference was due primarily to higher income from continuing operations and, to a lesser extent, to a decline in average capital employed year-over-year. ROCE in both fiscal years was held back by the burdens already mentioned above for income from continuing operations. In the current year, the pre-tax impairment charges of €1.204 billion at Diagnostics and the €460 million in pre-tax charges related to Siemens IT Solutions and Services represented 3.6 percentage points of ROCE, while the €1.850 billion in pre-tax impairment charges related to NSN in the prior year represented 4.6 percentage points.

We propose to increase the dividend. The Siemens Managing Board and Supervisory Board propose a dividend of €2.70 per share. The prior-year dividend was €1.60 per share.

Dividend per share (in €)

FY 2010	**2.70**[1]
FY 2009	1.60
FY 2008	1.60
FY 2007	1.60
FY 2006	1.45

1 Proposed by the Managing Board in agreement with the Supervisory Board; to be approved by the shareholders at the Annual Shareholders' Meeting on January 25, 2011.

Results of operations

RESULTS OF SIEMENS

The following discussion presents selected information for Siemens for the fiscal year ended September 30, 2010:

Orders and revenue

In fiscal 2010, revenue declined 1% year-over-year, to €75.978 billion, while orders rose 3% compared to the prior-year period, to €81.163 billion. This resulted in a book-to-bill ratio of 1.07. On an organic basis, excluding the net effect of currency translation and portfolio transactions, revenue decreased 3%, while orders came in 1% above fiscal 2009. Within the full-year trend, the development of orders and revenue was strongly influenced by the recovery in the global economy. While order intake fell 15% year-over-year for the first six months, we reported order growth of 23% for the second half of fiscal 2010 compared to the prior-year period. Revenue development followed a similar pattern through the year, though with less pronounced fluctuations due to the stabilizing effect of our strong order backlog. The total order backlog for our Sectors was €87 billion as of September 30, 2010, up from €81 billion a year earlier, including positive currency translation effects. Out of the current backlog, orders of €39 billion are expected to be converted into revenue during fiscal 2011, orders of €19 billion during 2012, and the remainder in the periods thereafter.

Orders related to external customers increased 3% in fiscal 2010 on higher demand in Industry and Healthcare, and including positive currency translation effects in all Sectors. The Industry Sector – our largest Sector by revenue – saw orders rise 5% on growth in five of its six Divisions, led by double-digit increases at Industry Automation and OSRAM. Orders at Mobility came in lower year-over-year, due primarily to a lower volume from major orders. Order intake in the Energy Sector came in level with the prior-year period, as lower orders at Fossil Power Generation were offset by growth in the other Divisions of the Sector, led by higher demand at Renewable Energy. The order decline at Fossil Power Generation was due primarily to a lower volume from major orders in the first three quarters of fiscal 2010, a trend which reversed in the fourth quarter. Order growth in the Healthcare Sector was driven by strong order intake at Imaging & IT.

On a geographic basis, orders rose by double digits in the Americas and also rose in Asia, Australia, more than offsetting an order decline in Europe, C.I.S., Africa, Middle East. Order development in emerging markets, as these markets are defined by the International Monetary Fund, was consistent with the overall order trend in each of our three reporting regions. In **Europe, C.I.S., Africa, Middle East** – our largest reporting region by revenue – orders fell 5%, largely due to a decline in the Energy Sector, where orders were 11% lower year-over-year. This was largely the result of a lower volume from major orders at Fossil Power Generation. Healthcare orders remained stable in the region and Industry orders came in 2% above the prior-year period, as growth at Drive Technologies, Industry Automation and OSRAM more than offset lower demand at other Divisions, including a lower volume from major orders at Mobility. Large prior-year contract wins at Mobility were the primary factor in a 3% order decline for Siemens in Germany. In the **Americas**, orders rose 18% on double-digit growth in all Sectors. The largest increase was a 28% rise in the Energy Sector, driven by a number of large onshore wind-farm orders at Renewable Energy. Industry orders rose 15% in the region, with contributions from all Divisions. Healthcare reported a 12% order increase in the Americas, due primarily to strong demand at Imaging & IT. Within the region, order growth in the U.S.

New Orders (location of customer)

	Year ended September 30,		% Change vs. previous year			therein
(in millions of €)	2010	2009	Actual	Adjusted[1]	Currency	Portfolio
Europe, C.I.S.[2], Africa, Middle East	43,478	45,696	(5)%	(5)%	1%	(1)%
therein Germany	*11,985*	*12,307*	*(3)%*	*(2)%*	*0%*	*0%*
Americas	23,454	19,935	18%	15%	3%	0%
therein U.S.	*16,640*	*14,691*	*13%*	*12%*	*2%*	*0%*
Asia, Australia	14,231	13,360	7%	2%	5%	0%
therein China	*5,599*	*5,525*	*1%*	*0%*	*2%*	*0%*
therein India	*2,368*	*2,309*	*3%*	*(2)%*	*4%*	*0%*
Siemens	**81,163**	**78,991**	**3%**	**1%**	**2%**	**(1)%**

1 Excluding currency translation and portfolio effects. 2 Commonwealth of Independent States

Revenue (location of customer)

(in millions of €)	Year ended September 30, 2010	2009	% Change vs. previous year Actual	Adjusted[1]	Currency	therein Portfolio
Europe, C.I.S.[2], Africa, Middle East	**41,426**	43,288	(4)%	(5)%	1%	(1)%
therein Germany	***11,432***	*11,525*	*(1)%*	*(1)%*	*0%*	*0%*
Americas	**20,643**	20,754	(1)%	(3)%	3%	0%
therein U.S.	***14,772***	*15,684*	*(6)%*	*(6)%*	*1%*	*0%*
Asia, Australia	**13,909**	12,609	10%	5%	5%	0%
therein China	***5,841***	*5,218*	*12%*	*10%*	*2%*	*0%*
therein India	***1,961***	*1,680*	*17%*	*9%*	*7%*	*0%*
Siemens	**75,978**	**76,651**	**(1)%**	**(3)%**	**2%**	**0%**

1 Excluding currency translation and portfolio effects. 2 Commonwealth of Independent States

included a higher volume from major orders in all Sectors. In **Asia, Australia**, order intake benefited from positive currency translation effects and came in 7% higher year-over-year, despite significantly lower volume from major orders. Order intake in the region rose by double digits in the Healthcare Sector and to a lesser extent in Energy and Industry. The lower volume from major orders mentioned above for the region limited order growth in China and India. For comparison, the prior year included a large contract win for high-speed trains in China and major orders for Industry Solutions in India.

As previously disclosed, we have decided that, subject to the exceptions outlined below, we will not enter into new contracts with customers in Iran. Accordingly, we have issued group-wide policies that establish the details of our general decision. Under these policies, Siemens shall not tender further bids for direct deliveries to customers in Iran. Furthermore, indirect deliveries from Siemens to Iran via external third parties, including companies in which Siemens holds a minority stake, are generally prohibited unless an exception is specifically approved under certain circumstances. Notwithstanding the foregoing, products and services for humanitarian purposes, including the products and services supplied by our Healthcare Sector, and products and services required to service the installed base (e.g., spare parts and maintenance and assembly services) may still be provided under the policies. Finally, pre-existing commitments to customers in Iran may be honored, i.e., legally binding obligations resulting from agreements that existed, or bids that were submitted, before the aforementioned policies were announced and adopted. Although, over time, we expect our business activities in Iran to decline as a result of the implementation of the new policies and the related reduction of the number of new contracts, the actual development of our revenues in the future will largely depend on the timing and scope of customer requests to fulfill pre-existing commitments. For additional information, see "Report on expected developments and associated material opportunities and risks – Risks."

New Orders and Revenue by quarter (in millions of €)

Quarter	New Orders	Revenue	Book-to-bill ratio
Q4 10	**23,473**	**21,229**	**1.11**
Q3 10	**20,871**	**19,170**	**1.09**
Q2 10	**17,844**	**18,227**	**0.98**
Q1 10	**18,976**	**17,352**	**1.09**
Q4 09	18,747	19,714	0.95
Q3 09	17,160	18,348	0.94
Q2 09	20,864	18,955	1.10
Q1 09	22,220	19,634	1.13

Revenue related to external customers declined 1% in fiscal 2010, including a double-digit drop at Siemens IT Solutions and Services. Sales in all Sectors benefited from positive currency translation effects. Revenue in Industry came in just below the prior-year level, including lower sales at Industry Solutions and Drive Technologies. In contrast, revenue at OSRAM rose by double digits year-over-year. Within a 1% decline in Energy, a double-digit increase in revenue at Renewable Energy nearly offset declines in other Divisions. Healthcare revenue came in 4% above the prior-year level, including growth at all Divisions and a steady revenue increase throughout the year. Below the Sectors, lower revenue at Siemens IT Solutions and Services and portfolio streamlining activities at Centrally managed portfolio activities were major drivers of the overall revenue decline for Siemens.

Revenue from **emerging markets** rose 7%, to €23.142 billion, accounting for 30% of Siemens' overall revenue in fiscal 2010, compared to 28% in fiscal 2009.

On a geographic basis, growth in Asia, Australia was more than offset by declines in other regions. In **Europe, C.I.S., Africa, Middle East**, revenue decreased 4% year-over-year due primarily to lower sales in the Industry Sector and at Siemens IT Solutions and Services. Revenue in Industry decreased 6% in the region, as double-digit declines at Drive Technologies and Industry Solutions more than offset strong growth at OSRAM. Revenue for Energy and Healthcare came in near the level of the prior fiscal year. In Germany, a double-digit revenue increase in Energy was nearly offset by a revenue decline at Siemens IT Solutions and Services. In the **Americas**, revenue fell 1% year-over-year, as lower sales in the U.S. were largely offset by double-digit growth in the region's emerging markets. Among the Sectors, revenue in the Americas slightly decreased in Industry and came in level with the prior year in Energy and Healthcare. Benefiting from positive currency translation effects, revenue rose 10% in **Asia, Australia** in fiscal 2010 on double-digit growth in Industry and Healthcare. Revenue came in higher at five of the Industry Sector's six Divisions, and all Healthcare Divisions reported double-digit revenue increases year-over-year. The Energy Sector recorded a revenue decline in the region. Higher revenue in India included double-digit increases in all Sectors.

Consolidated Statements of Income

(in millions of €)	Year ended September 30, 2010	2009	% Change
Gross profit	**21,647**	20,710	5%
as percentage of revenue	***28.5%***	*27.0%*	

Gross profit for fiscal 2010 came in 5% above the prior year on higher gross profit margins in all Sectors. Even though Industry and Energy recorded revenues slightly below the prior-year level, both Sectors reported higher gross profits. The increase in Industry included higher capacity utilization at OSRAM, and to a lesser extent at Industry Automation, as well as higher gross profit at Mobility. These factors more than offset a significant gross profit decline at Industry Solutions, which took €205 million in charges related to current cost estimates for a project engagement with a local partner in the U.S., and also saw a significant drop in revenue year-over-year. Gross profit in the Energy Sector rose on a more favorable revenue mix and strong project performance, particularly at Fossil Power Generation. The gross profit increase in the Healthcare Sector was due in part to higher revenues and included improved gross profits and margins in all Divisions. In addition to a favorable product mix at Imaging & IT, Healthcare benefited from positive effects related to currency developments and from comparison with the prior-year period, which included an unfavorable currency hedge and was burdened by higher charges related to particle therapy contracts at Workflow & Solutions. These charges were €96 million in the current year and €169 million a year earlier. Gross profit in all three Sectors benefited from their respective portions of a previously disclosed pension curtailment gain in the second quarter of fiscal 2010. Further, gross profit was negatively influenced by charges for staff reduction measures related to a strategic reorientation of Siemens IT Solutions and Services, the majority of which were recorded as Cost of goods sold and services rendered. In addition, gross profit in fiscal 2010 included €201 million of the expenses related to the special remuneration for non-management employees. The above factors, together with savings related to our supply chain management efforts, resulted in a gross profit margin of 28.5% for Siemens overall, up from 27.0% in fiscal 2009.

(in millions of €)	Year ended September 30, 2010	2009	% Change
Research and development expenses	(3,846)	(3,900)	(1)%
as percentage of revenue	*5.1%*	*5.1%*	–
Marketing, selling and general administrative expenses	(11,130)	(10,896)	2%
as percentage of revenue	*14.6%*	*14.2%*	–
Other operating income	856	1,065	(20)%
Other operating expense	(1,611)	(632)	155%
Loss from investments accounted for using the equity method, net	(40)	(1,946)	(98)%
Interest income	2,161	2,136	1%
Interest expense	(1,890)	(2,213)	(15)%
Other financial income (expense), net	(336)	(433)	(22)%

Research and development (R&D) expenses decreased slightly, to €3.846 billion, due primarily to lower expenses in the Industry Sector. R&D expenses as a percentage of revenue remained at the prior-year level of 5.1%. **Marketing, selling and general administrative (SG&A) expenses** rose slightly to €11.130 billion or 14.6% of revenues in fiscal 2010, from €10.896 billion or 14.2% of revenues a year earlier. The increase was due primarily to higher expenses in the Energy Sector associated with growth in the second half of fiscal 2010, and to the above-mentioned charges at Siemens IT Solutions and Services, a portion of which was recorded as SG&A expense. SG&A expenses in fiscal 2010 also included a portion of the expenses related to the special remuneration for non-management employees.

Other operating income was €856 million in fiscal 2010. The current period included higher gains in connection with compliance-related matters, including a gain of €84 million related to an agreement with the provider of the Siemens' directors and officers liability insurance, a net gain related to settlements with former members of Siemens' Managing Board and Supervisory Board, and total gains of €40 million related to the recovery of funds frozen by authorities. In addition, the current period included a gain of €47 million on the sale of the Mobility Division's airfield lighting business, and a gain of €35 million from the sale of our Roke Manor activities in the U.K. that were reported in Corporate items. Further, Siemens ceased to consolidate a subsidiary in the third quarter of fiscal 2010 due to loss of control, and recorded a related gain of €40 million. For comparison, Other operating income of €1.065 billion in the prior-year period included a gain of €327 million on the sale of our stake in Fujitsu Siemens Computers (Holding) B.V. (FSC); higher gains related to the disposal of real estate, most notably a gain of €224 million from the sale of Siemens' residential real estate holdings; and income related to legal and regulatory matters.

Other operating expense increased substantially in fiscal 2010, to €1.611 billion, compared to €632 million a year earlier. The difference was due primarily to impairment charges at the Diagnostics Division in the fourth quarter of fiscal 2010, including €1.145 billion for goodwill and €39 million for real estate. In addition, the current period included €106 million provided for in connection with an expected loss from the announced sale of our electronics assembly systems business, held in Centrally managed portfolio activities, to ASM Pacific Technology. Further, fiscal 2010 included charges related to legal and regulatory matters. For comparison, the prior year included expenses for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities, which amounted to €95 million. Fiscal 2009 also included a charge of €53 million related to a global settlement agreement with the World Bank Group and expenses related to the divestment of an industrial manufacturing unit in Austria, which was held in Centrally managed portfolio activities. Further, the prior fiscal year included valuation allowances on loans.

(in millions of €)	Year ended September 30, 2010	2009	% Change
Income from continuing operations before income taxes	5,811	3,891	49%
Income taxes	(1,699)	(1,434)	18%
as percentage of income from continuing operations before income taxes	*29%*	*37%*	–
Income from continuing operations	4,112	2,457	67%
Income (loss) from discontinued operations, net of income taxes	(44)	40	–
Net income	4,068	2,497	63%
Net income attributable to non-controlling interests	169	205	–
Net income attributable to shareholders of Siemens AG	3,899	2,292	70%

Reconciliation for Consolidated Statements of Income (in billions of €)

	FY 2010	%	FY 2009	%	FY 2008	%
Revenue	76.0		76.7		77.3	
Cost of goods sold	(54.3)	72%	(55.9)	73%	(56.3)	73%
Gross profit	21.6	28%	20.7	27%	21.0	27%
R&D expenses	(3.8)	5%	(3.9)	5%	(3.8)	5%
SG&A expenses	(11.1)	15%	(10.9)	14%	(13.6)	18%
Other / Taxes	(2.6)		(3.5)		(1.8)	
Income[1]	4.1	5%	2.5	3%	1.9	2%

All percentage figures in % of Revenue.
1 Continuing operations

Income from investments accounted for using the equity method, net was a negative €40 million, compared to a negative €1.946 billion in fiscal 2009. The difference was due primarily to an equity investment loss of €2.177 billion in the prior year related to NSN. This equity investment loss included an impairment of €1.634 billion on our stake in NSN recorded in the fourth quarter and a loss of €543 million, including a charge of €216 million related to an impairment of deferred tax assets at NSN as well as our share of restructuring and integration costs. In addition, the prior year included an equity investment loss of €171 million related to Enterprise Networks Holdings B.V. (EN). For comparison, Income from investments accounted for using the equity method, net in fiscal 2010 included an investment loss of €533 million related to NSN. Further, equity investment income related to our stakes in BSH and KMW improved to a total of €277 million in fiscal 2010 from a total of €195 million a year earlier.

Interest income increased slightly to €2.161 billion in fiscal 2010, from €2.136 billion a year earlier. **Interest expense** was €1.890 billion, down from €2.213 billion in fiscal 2009. The decline in interest expense was due in part to lower interest rates compared to the prior year.

Other financial income (expense), net was a negative €336 million in fiscal 2010 compared to a negative €433 million in the prior-year period. The difference was due primarily to higher expenses in fiscal 2009 as a result of allowances and write-offs of finance receivables, net of reversals. These net expenses amounted to €63 million in fiscal 2010, compared to €162 million a year earlier. In addition, fiscal 2010 included higher income from available-for-sale financial assets, including a gain of €47 million from the sale of a stake in an investment at SFS. These factors were partly offset by higher losses year-over-year related to interest rate derivatives not qualifying for hedge accounting.

Income from continuing operations before income taxes was €5.811 billion for the current fiscal year, compared to €3.891 billion a year earlier. The improvement year-over-year was due to the factors mentioned above, primarily including higher gross profit in all Sectors and an improved financial result in fiscal 2010, partly offset by charges related to the strategic reorientation of Siemens IT Solutions and Services. While both periods included major impairments as noted above, the impact on income from continuing operations was lower in fiscal 2010. The effective tax rate was 29% in fiscal 2010, down from 37% in the prior year. The current-year rate was adversely affected by the goodwill impairment charges at the Diagnostics Division, a majority of which was not deductible for tax purposes. This effect was more than offset by the release of tax provisions after the conclusion of tax audits, and the release of tax liabilities after the positive decision on appeal related to non-deductible expenses in connection with certain foreign dividends. For comparison, the prior-year rate was adversely affected by the significant Loss from investments accounted for using the equity method, net, primarily due to NSN, partly offset by the tax-free gain on the sale of our stake in FSC. As a result, Income from continuing operations after taxes was €4.112 billion in fiscal 2010, up from €2.457 billion in the prior-year period.

Discontinued operations primarily include former Com activities, comprising telecommunications carrier activities transferred into NSN in the third quarter of fiscal 2007; the enterprise networks business, 51% of which was divested during the fourth quarter of fiscal 2008; and the mobile devices business sold to BenQ Corporation in fiscal 2005. Income from discontinued operations in fiscal 2010 was a negative €44 million, including charges related to legal and regulatory matters, compared to a positive €40 million a year earlier. For additional information regarding discontinued operations, see "Notes to Consolidated Financial Statements."

Net income for Siemens in fiscal 2010 was €4.068 billion compared to €2.497 billion a year earlier. Net income attributable to shareholders of Siemens AG was €3.899 billion, up from €2.292 billion in fiscal 2009.

SEGMENT INFORMATION ANALYSIS
Sectors
Industry

Sector

(in millions of €)	Year ended September 30, 2010	2009	% Change Actual	Adjusted[1]	Currency	therein Portfolio
Profit	**3,478**	2,701	29%			
Profit margin	**10.0%**	7.7%				
New orders	**34,908**	33,284	5%	3%	2%	(1)%
Total revenue	**34,869**	35,043	0%	(2)%	2%	(1)%
External revenue	**33,728**	33,915	(1)%			
therein:						
Europe, C.I.S.[2], Africa, Middle East	***18,127***	*19,243*	*(6)%*			
therein Germany	***6,652***	*6,636*	*0%*			
Americas	***8,215***	*8,323*	*(1)%*			
Asia, Australia	***7,386***	*6,349*	*16%*			

1 Excluding currency translation and portfolio effects. 2 Commonwealth of Independent States

The **Industry** Sector increased its profit 29% year-over-year, to €3.478 billion, as successful profitability initiatives resulted in improved capacity utilization and cost management. These factors were particularly evident in the Sector's shorter-cycle businesses, which began recovering from the downturn in the first half of the fiscal year. All Divisions except Industry Solutions produced higher profit year-over-year, with the strongest increases coming at OSRAM and Industry Automation. A number of factors burdened Sector profit in both periods. The current period includes €200 million in charges for staff reduction measures, €205 million in charges related to current cost estimates for a project engagement with a local partner in the U.S., and a provision for a supplier-related warranty. These factors were only partly offset by €76 million in gains related to curtailment of pension plans in the U.S., which benefited results at all Divisions, and a €47 million net gain at Mobility on the sale of its airfield lighting business. Profit in fiscal 2009 was held back by €173 million in charges for staff reduction measures in the fourth quarter and by charges of €40 million at OSRAM for major impairments and inventory write-downs.

Revenue in Industry came in level year-over-year. While the recovery in shorter-cycle business mentioned above helped lift revenues for OSRAM and Industry Automation, market conditions for the Sector's longer-cycle businesses showed signs of stabilization later in the fiscal year. On a regional basis, double-digit growth in Asia, Australia offset lower revenue in Europe, C.I.S., Africa, Middle East. Orders rose 5% compared to the prior fiscal year on increases at all Divisions except Mobility, which saw lower volume from major orders. The improvement was due to higher demand in the Americas, as orders in other regions came in almost level with the prior year. Industry's order backlog was €28 billion at the end of fiscal 2010, unchanged from a year earlier. Out of the current backlog, orders of €14 billion are expected to be converted into revenue during fiscal 2011, orders of €7 billion during fiscal 2012, and the remainder in the periods thereafter.

New Orders by Divisions

(in millions of €)	Year ended September 30, 2010	2009	% Change Actual	Adjusted[1]	therein Currency	Portfolio
Industry Automation[2,3]	6,421	5,571	15%	13%	2%	0%
Drive Technologies	6,981	6,511	7%	5%	2%	0%
Building Technologies[2]	7,132	6,910	3%	1%	3%	0%
OSRAM	4,681	4,036	16%	14%	3%	(1)%
Industry Solutions	6,203	6,101	2%	(1)%	3%	0%
Mobility	5,885	6,766	(13)%	(14)%	2%	(1)%

1 Excluding currency translation and portfolio effects.
2 At the beginning of fiscal 2010, the low-voltage switchgear business was transferred from Industry Automation to Building Technologies. Prior-year amounts were reclassified for comparison purposes.
3 At the beginning of fiscal 2010, a production site was transferred from Industry Automation to Drive Technologies. Prior-year amounts were reclassified for comparison purposes.

Revenue by Divisions

(in millions of €)	Year ended September 30, 2010	2009	% Change Actual	Adjusted[1]	therein Currency	Portfolio
Industry Automation[2,3]	6,226	5,763	8%	6%	2%	0%
Drive Technologies	6,960	7,526	(8)%	(9)%	2%	0%
Building Technologies[2]	6,903	7,007	(1)%	(3)%	2%	0%
OSRAM	4,681	4,036	16%	14%	3%	(1)%
Industry Solutions	6,040	6,804	(11)%	(13)%	2%	0%
Mobility	6,508	6,442	1%	1%	2%	(2)%

1 Excluding currency translation and portfolio effects.
2 At the beginning of fiscal 2010, the low-voltage switchgear business was transferred from Industry Automation to Building Technologies. Prior-year amounts were reclassified for comparison purposes.
3 At the beginning of fiscal 2010, a production site was transferred from Industry Automation to Drive Technologies. Prior-year amounts were reclassified for comparison purposes.

Profit and Profit Margin by Divisions

(in millions of €)	Profit Year ended September 30, 2010	2009	% Change	Profit Margin Year ended September 30, 2010	2009
Industry Automation[1]	1,048	681	54%	16.8%	11.8%
Drive Technologies	855	836	2%	12.3%	11.1%
Building Technologies[1]	456	340	34%	6.6%	4.9%
OSRAM	569	89	>200%	12.2%	2.2%
Industry Solutions	39	360	(89)%	0.7%	5.3%
Mobility	513	390	32%	7.9%	6.1%

1 At the beginning of fiscal 2010, the low-voltage switchgear business was transferred from Industry Automation to Building Technologies. Prior-year amounts were reclassified for comparison purposes.

Profit at **Industry Automation** increased 54% year-over-year on an improved business mix, higher capacity utilization and measures to improve profitability. The Division took €25 million in charges for staff reduction measures, compared to net charges of €22 million in the fourth quarter of fiscal 2009. Profit in the current period benefited from a €19 million gain from the sale of a business. Both fiscal years under review included purchase price allocation (PPA) effects from the acquisition of UGS Corp., acquired in fiscal 2007. PPA effects were €142 million in fiscal 2010 and €138 million a year earlier. Revenue and orders both grew year-over-year, in part due to a restoration of customer demand in the factory automation markets, including short-term restocking effects. Orders grew in all three regions, led by Asia, Australia. Revenue grew strongly in Asia, Australia while revenue in other regions remained stable year-over-year.

Profit at **Drive Technologies** improved quarter by quarter throughout the fiscal year, and came in at €855 million for the full year. Charges for staff reduction measures were €37 million compared to charges of €30 million in the fourth quarter of fiscal 2009. The increase in profit year-over-year was driven by the Division's shorter-cycle businesses, which saw steady recovery of their markets during the year following a sharp downturn in fiscal 2009. This trend included strong demand from the machine-building industry. In contrast, the Division's longer-cycle businesses did not see signs of more stable market conditions until late in fiscal 2010. Revenue was lower year-over-year notably including a decline in Europe, C.I.S., Africa, Middle East. Orders increased 7% year-over-year, driven by the improvement year-over-year in shorter-cycle businesses.

Building Technologies contributed €456 million to Sector profit in fiscal 2010. The sharp increase compared to fiscal 2009 included a strong performance in control products and systems and a turn-around in the low voltage distribution business. Charges for staff reduction measures were €24 million in the current fiscal year compared to €29 million in the fourth quarter of fiscal 2009. The provision for a supplier-related warranty mentioned above was largely offset by the Division's portion of the pension curtailment gain, also mentioned above. Revenue came in 1% lower than a year earlier, as higher revenue in Asia, Australia was more than offset by lower revenue in other regions. Orders rose 3% on higher demand in Asia, Australia and the Americas.

Results at **OSRAM** improved more substantially year-over-year than at other Divisions within Industry, as the successful implementation of structural initiatives coincided with a significant improvement in market conditions. As a result, profit climbed to €569 million on higher revenues, increased capacity utilization and an improved business mix as well as an improved cost structure. Profit in the current period benefited from €23 million of the pension gain mentioned above, while profit in the prior fiscal year was burdened by €18 million in charges for staff reduction measures as well as €40 million for major impairments and inventory write-downs taken in the fourth quarter. Double-digit volume growth included strong demand for OSRAM's LED and automotive solutions. The Division intends to continue investing in market expansion and production capacity in coming quarters.

Industry Solutions reported profit of €39 million in fiscal 2010, well below the prior-year level. The Division took €205 million in charges related to current cost estimates for a project engagement with a local partner in the U.S. mentioned above. Furthermore, charges for staff reduction measures were higher, totaling €101 million in the current period compared to €69 million in fiscal 2009. To a lesser extent, profit also fell on lower capacity utilization. Revenue declined 11% year-over-year, due primarily to a sharp drop year-over-year at the Division's large metal technologies business. A high double-digit increase in order intake in the fourth quarter in the Americas and Europe, C.I.S., Africa, Middle East lifted full-year orders above the prior-year level.

Mobility contributed €513 million to Sector profit in fiscal 2010, well above the prior-year level due in part to selective order intake in prior periods as well as execution of programs to improve performance in its project business. Profit benefited from the €47 million gain from the sale of the Division's airfield lighting business and the Division's portion of the pension curtailment gain, both mentioned above. Revenue for Mobility was stable year-over-year, as growth in Asia, Australia offset declines in other regions. Orders came in lower compared to the prior-year, when a higher volume from major orders included a particularly large train order in China.

Energy

Sector

(in millions of €)	Year ended September 30, 2010	2009	% Change Actual	Adjusted[1]	Currency	therein Portfolio
Profit	3,562	3,315	7%			
Profit margin	14.0%	12.9%				
New orders	30,122	30,076	0%	(2)%	2%	0%
Total revenue	25,520	25,793	(1)%	(4)%	2%	0%
External revenue	25,204	25,405	(1)%			
therein:						
Europe, C.I.S.[2], Africa, Middle East	*14,800*	*14,715*	*1%*			
therein Germany	*2,118*	*1,905*	*11%*			
Americas	*6,558*	*6,552*	*0%*			
Asia, Australia	*3,847*	*4,138*	*(7)%*			

1 Excluding currency translation and portfolio effects. 2 Commonwealth of Independent States

The **Energy** Sector executed particularly well in fiscal 2010, increasing Sector profit 7% year-over-year, to €3.562 billion, despite a slight decline in full-year revenue compared to fiscal 2009 and increased expenses for R&D, marketing and selling associated with growth in the second half of fiscal 2010. Profit growth came primarily from Fossil Power Generation, due mainly to strong project execution and a more favorable revenue mix, and to a lesser extent from Power Transmission. The Sector's other Divisions each posted a modest profit decline year-over-year.

Market conditions for Energy were difficult in the first half of the current fiscal year, as customer postponements of large infrastructure projects that began in fiscal 2009 continued into fiscal 2010. Conditions improved in the second half, particularly including a strong pick-up in major orders. As a result, fiscal 2010 orders for the Sector came in just above the prior-year level, at €30.122 billion. Orders climbed at all Divisions except Fossil Power Generation, which saw significantly lower volume from major orders in the first three quarters of the fiscal year. On a geographic basis, higher orders in the Americas and Asia, Australia offset lower demand in Europe, C.I.S., Africa, Middle East. Revenue of €25.520 billion was 1% lower than the fiscal 2009 level, as a double-digit increase in revenue at Renewable Energy nearly offset declines in the other Divisions. On a geographic basis, revenue was up slightly in Europe, C.I.S., Africa, Middle East, level in the Americas and lower in Asia, Australia. On a book-to-bill ratio of 1.18, the Sector's order backlog rose to €53 billion at the end of fiscal 2010, up from €47 billion a year earlier. Out of the current backlog, orders of €21 billion are expected to be converted into revenue during fiscal 2011, orders of €11 billion during 2012, and the remainder in the periods thereafter.

New Orders by Divisions

(in millions of €)	Year ended September 30, 2010	2009	% Change Actual	Adjusted[1]	Currency	therein Portfolio
Fossil Power Generation	9,920	12,135	(18)%	(20)%	2%	0%
Renewable Energy	5,929	4,823	23%	22%	1%	0%
Oil & Gas	4,943	4,450	11%	7%	4%	0%
Power Transmission	6,770	6,324	7%	5%	2%	0%
Power Distribution	3,231	3,018	7%	4%	3%	0%

1 Excluding currency translation and portfolio effects.

Revenue by Divisions

(in millions of €)	Year ended September 30, 2010	2009	% Change Actual	Adjusted[1]	therein Currency	Portfolio
Fossil Power Generation	**9,550**	9,802	(3)%	(3)%	1%	0%
Renewable Energy	**3,272**	2,935	11%	5%	3%	3%
Oil & Gas	**4,156**	4,276	(3)%	(6)%	4%	0%
Power Transmission	**6,143**	6,172	0%	(4)%	3%	0%
Power Distribution	**3,039**	3,284	(7)%	(10)%	3%	0%

1 Excluding currency translation and portfolio effects.

Profit and Profit Margin by Divisions

	Profit			Profit Margin	
(in millions of €)	Year ended September 30, 2010	2009	% Change	Year ended September 30, 2010	2009
Fossil Power Generation	**1,516**	1,275	19%	**15.9%**	13.0%
Renewable Energy	**368**	382	(4)%	**11.3%**	13.0%
Oil & Gas	**487**	499	(2)%	**11.7%**	11.7%
Power Transmission	**763**	725	5%	**12.4%**	11.7%
Power Distribution	**422**	435	(3)%	**13.9%**	13.2%

Fossil Power Generation again led all Siemens Divisions with €1.516 billion in profit in fiscal 2010. Drivers of the 19% increase year-over-year included strong project execution and a more favorable revenue mix, including a higher contribution from the service business. Charges of €57 million for capacity adjustments related to a shift of production capacity within the Americas region were partly offset by the Division's share in the pension curtailment gain. Order development at Fossil Power Generation was heavily influenced by market contraction in the first three quarters of the fiscal year, including the drop in major orders mentioned above. Strong demand in the fourth quarter limited the Division's order decline to 18% for the full year. In contrast, revenue development throughout the year remained relatively stable due to Fossil Power Generation's strong order backlog, and revenue came in 3% below the prior-year period.

Profit at **Renewable Energy** declined 4% compared to fiscal 2009, to €368 million, after significant expenses and investments to expand the Division's wind business and build up its solar business, including transaction and integration costs related to consolidation of the solar company Solel. These transaction and integration costs, in combination with negative operating results, resulted in a net loss related to the acquired Solel business in fiscal 2010. After a seasonally low first quarter, revenue rose in each of the next three quarters, both year-over-year and on a consecutive basis, resulting in an 11% increase for the full year. As in past years, order development was more volatile from quarter to quarter than revenue growth. The Division continued to win large wind-farm orders in Europe and the Americas and generated a 23% increase in new orders for the full fiscal year. Renewable Energy expects impacts on profitability in the first half of fiscal 2011 related to the build-up of its solar business and seasonal effects in the wind business.

Profit at **Oil & Gas** came in 2% lower year-over-year, at €487 million. The main factor in the change was a 3% decline in revenue coming primarily from the Division's compression and solutions business. Orders rose steadily throughout the fiscal year and came in 11% higher year-over-year, including strong demand at the industrial turbines business.

Power Transmission recorded a 5% increase in profit, to €763 million. While profit was held back in part by pricing pressure due mainly to new market entrants, the Division benefited from a positive swing in effects from commodity hedging and also improved its project performance compared to the prior year. Starting from a relatively low level in the first quarter of fiscal 2010, the Division increased its revenue steadily throughout the year. Due to a particularly strong fourth quarter in the transformers business, full-year revenue came in just below the prior-year level. Orders at Power Transmission rose 7% compared to the prior fiscal year, due to a higher volume from major orders, including large contracts for grid access to offshore wind-farms.

Profit at **Power Distribution** was €422 million, down 3% from the prior-year level, due mainly to a 7% decline in revenue. Both results were driven by the Division's medium voltage business, which saw double-digit percentage drops in revenue and profit compared to fiscal 2009. Orders for the Division were up 7% year-over-year, due to a strong fourth quarter that more than offset weaker demand earlier in the fiscal year.

Healthcare

Sector

(in millions of €)	Year ended September 30, 2010	2009	% Change Actual	Adjusted[1]	therein Currency	Portfolio
Profit	**748**	1,450	(48)%			
Profit margin	**6.1%**	12.2%				
New orders	**12,872**	11,950	8%	5%	3%	0%
Total revenue	**12,364**	11,927	4%	1%	3%	0%
External revenue	**12,280**	11,864	4%			
therein:						
Europe, C.I.S.[2], Africa, Middle East	***4,680***	*4,724*	*(1)%*			
therein Germany	***1,056***	*1,072*	*(1)%*			
Americas	***5,141***	*5,153*	*0%*			
Asia, Australia	***2,459***	*1,986*	*24%*			

1 Excluding currency translation and portfolio effects. 2 Commonwealth of Independent States

Conditions in the global healthcare market improved in fiscal 2010, particularly including significant increases in healthcare equipment spending in emerging markets. In addition, passage of healthcare reform legislation in the U.S. removed some uncertainty in the market and contributed to an easing of customer restraint regarding capital expenditures.

In fiscal 2010, orders for the **Healthcare** Sector came in 8% higher compared to the prior fiscal year. The Sector recorded higher orders for Imaging&IT and Diagnostics in the Americas, particularly including the U.S., and in Asia, Australia. Revenue in fiscal 2010 increased 4% compared to fiscal 2009, particularly on a double-digit increase for all Divisions in Asia, Australia. Both orders and revenue were stable in Europe, C.I.S., Africa, Middle East. On an organic basis, excluding strong positive currency translation effects, orders came in 5% higher and revenue rose 1% compared to fiscal 2009. Healthcare's book-to-bill ratio was 1.04 for fiscal 2010, and its order backlog at the end of the year stood at €7 billion compared to €6 billion a year earlier. Of the Sector's current backlog, orders of €3.5 billion are expected to be converted into revenue during fiscal 2011, orders of €1.3 billion during fiscal 2012, and the remainder in the periods thereafter.

Sector profit of €748 million in fiscal 2010 was burdened by impairment charges of €1.204 billion at Diagnostics during the fourth quarter, including a goodwill impairment. These impairments more than offset positive effects during the year. These included a gain of €79 million related to the curtailment of pension plans in the U.S. and a gain of €40 million, taken at the Sector level, as the Sector ceased to consolidate a subsidiary due to loss of control. The change in profit year-over-year included positive effects related to currency development, notably an unfavorable currency hedge in the prior year. Both years under review include charges at Workflow&Solutions related to particle therapy contracts. In fiscal 2010, Diagnostics recorded €178 million in PPA effects related to past acquisitions. A year earlier Diagnostics recorded a total of €248 million in PPA and integration costs. In fiscal 2010, the Sector recorded €90 million in costs for integrating activities at Diagnostics.

New Orders by Divisions

(in millions of €)	Year ended September 30, 2010	2009	% Change Actual	Adjusted[1]	therein Currency	Portfolio
Imaging & IT	7,961	7,143	11%	9%	3%	0%
Workflow & Solutions	1,498	1,553	(4)%	(6)%	3%	0%
Diagnostics	3,664	3,479	5%	3%	3%	0%

1 Excluding currency translation and portfolio effects.

Revenue by Divisions

(in millions of €)	Year ended September 30, 2010	2009	% Change Actual	Adjusted[1]	therein Currency	Portfolio
Imaging & IT	7,419	7,152	4%	2%	2%	0%
Workflow & Solutions	1,522	1,515	0%	(2)%	2%	0%
Diagnostics	3,667	3,490	5%	2%	3%	0%

1 Excluding currency translation and portfolio effects.

Profit and Profit Margin by Divisions

(in millions of €)	Profit Year ended September 30, 2010	2009	% Change	Profit Margin Year ended September 30, 2010	2009
Imaging & IT	1,452	1,161	25%	19.6%	16.2%
Workflow & Solutions	27	(53)	–	1.8%	(3.5)%
Diagnostics	(776)	338	–	(21.2)%	9.7%

Profit at **Imaging & IT** increased 25% to €1.452 billion in the prior year, on higher revenue, a favorable product mix and continued cost savings. The increase in profit year-over-year benefited from positive effects related to currency development, including an unfavorable currency hedge in the prior year. In addition, profit in the current period benefited from €44 million of the pension gain mentioned above for the Sector. Orders climbed 11% year-over-year and revenue increased 4%. As for the whole Sector, orders at Imaging & IT showed strong growth in the Americas and Asia, Australia, while orders at Europe, C.I.S., Africa, Middle East remained stable. Double-digit revenue growth in Asia, Australia included strong increases in Japan, China and India. On an organic basis, orders climbed 9% and revenue rose 2%.

Workflow & Solutions generated €27 million in profit compared to a loss of €53 million a year earlier. Both periods under review included charges associated with particle therapy contracts mentioned above, totaling €96 million in fiscal 2010 and €169 million in fiscal 2009. The charges stemmed from tests of prototype technology, resulting in a revised assessment of the additional costs required to complete the projects. Orders in fiscal 2010 came in 4% below the prior-year level. Revenue was stable year-over-year.

Diagnostics posted a loss of €776 million in fiscal 2010 compared to profit of €338 million a year earlier, due primarily to the impairment charges mentioned above. During the fourth quarter, Siemens completed a strategic review which reassessed the medium-term growth prospects and long-term market development of the laboratory diagnostics business, and also conducted correspondingly an annual impairment test. The impairment charges of €1.204 billion included €1.145 billion for goodwill and €39 million for real estate. For further information regarding goodwill at Diagnostics, refer to "Net Assets Position" and see also "Notes to Consolidated Financial Statements." The Division recorded lower expenses related to SG&A, and results also benefited from €22 million of the pension curtailment gain mentioned above. PPA effects related to past acquisitions were €178 million in fiscal 2010. In addition, the Division recorded €90 million of integration costs. A year earlier, PPA effects and integration costs totaled €248 million. Fiscal 2010 orders and revenue rose 5% year-over-year, benefiting strongly from positive currency translation effects. On a geographic basis, revenue and order growth in the Americas and Asia, Australia more than offset slight declines in Europe, C.I.S., Africa, Middle East. On an organic basis, orders and revenue rose 3% and 2%, respectively, compared to the prior-year levels.

Equity Investments

In fiscal 2010, **Equity Investments** recorded a loss of €191 million compared to a loss of €1.851 billion a year earlier. The difference is due mainly to a significantly higher loss related to our stake in Nokia Siemens Networks B.V. (NSN) in the prior fiscal year. In fiscal 2009, we took an impairment of €1.634 billion on our investment in NSN. The prior-year loss from our stake in NSN also included a charge of €216 million related to an impairment of deferred tax assets at NSN. Furthermore, NSN took restructuring charges and incurred integration costs of €507 million. These factors led to an equity investment loss related to our stake in NSN of €2.177 billion in fiscal 2009. Also in fiscal 2009 Enterprise Networks Holdings B.V. (EN) incurred an operating loss and took restructuring charges. As a result, we incurred a loss of €171 million from our investment in EN in the prior fiscal year. These losses were only partly offset by a gain of €327 million from the sale of our stake in FSC as well as equity investment income of €195 million related to our stakes in BSH Bosch und Siemens Hausgeräte GmbH (BSH) and Krauss-Maffei Wegmann GmbH & Co. KG (KMW). For comparison, in fiscal 2010, the loss related to our stake in NSN was €533 million. NSN recorded restructuring charges and integration costs of €378 million in the current fiscal year. Also in fiscal 2010, Equity investment income from our stakes in BSH and KMW improved to a total of €277 million. Siemens' results from Equity Investments are expected to be volatile in coming quarters.

Cross-Sector Businesses
Siemens IT Solutions and Services

	Year ended September 30,		% Change			therein
(in millions of €)	2010	2009	Actual	Adjusted[1]	Currency	Portfolio
Profit	(537)	90	–			
Profit margin	(12.9)%	1.9%				
New orders	4,226	4,501	(6)%	(7)%	1%	0%
Total revenue	4,155	4,686	(11)%	(12)%	1%	0%
External revenue	3,150	3,580	(12)%			
therein:						
Europe, C.I.S.[2], Africa, Middle East	2,725	3,129	(13)%			
therein Germany	1,118	1,307	(14)%			
Americas	366	399	(8)%			
Asia, Australia	59	52	13%			

1 Excluding currency translation and portfolio effects. 2 Commonwealth of Independent States

In fiscal 2010, **Siemens IT Solutions and Services** faced operational challenges while operating in a highly competitive environment. As a result, orders and revenue declined 6% and 11%, respectively compared to fiscal 2009 and profit turned negative. The loss of €537 million was primarily due to charges of €399 million related to the completion of previously announced staff reduction measures related to a strategic reorientation aimed at strengthening the competitive position of the business. For further information see "Business and operating environment – Strategy – Segment strategies." Charges for staff reduction measures in fiscal 2009 were €22 million. Profit in both fiscal years was also burdened by project related charges, which were significantly higher in the current fiscal year. As of October 1, 2010, Siemens IT Solutions and Services was carved out of Siemens AG as a separate legal entity which is a wholly owned, consolidated subsidiary of Siemens AG. For further information on charges related to the strategic reorientation of Siemens IT Solutions and Services see "– Reconciliation to Consolidated Financial Statements – Corporate items and pensions."

Siemens Financial Services (SFS)

(in millions of €)	Year ended September 30, 2010	2009	% Change
Income before income taxes	447	304	47%
Total assets	12,506	11,704	7%

SFS raised its profit (defined as income before income taxes) in fiscal 2010 to €447 million from €304 million a year earlier. The increase in profit compared to fiscal 2009 came mainly from higher results in the commercial finance business, driven by significantly lower additions to loss reserves and higher interest results. Fiscal 2010 profit benefited also from positive net effects related to various investments, including a gain of €47 million on the sale of an investment. These factors more than offset lower income from SFS's internal services business. Total assets rose to €12.506 billion, due primarily to currency translation effects.

The following table provides further information on the capital structure of SFS as of September 30, 2010 and 2009:

(in millions of €)	September, 30 2010	2009
Allocated equity	1,458	1,243
Total debt	10,028	9,521
therein intragroup financing	*10,004*	9,455
therein debt from external sources	*24*	66
Debt to equity ratio	6.88	7.66
Cash and cash equivalents	90	136

Both Moody's and Standard & Poor's view SFS as a captive finance company. These rating agencies generally recognize and accept higher levels of debt attributable to captive finance subsidiaries in determining long-term and short-term credit ratings.

The allocated equity for SFS is primarily determined and influenced by the size and quality of its portfolio of commercial finance assets (primarily leases and loans) and equity investments. This allocation is designed to cover the risks of the underlying business and is oriented toward common credit risk management standards in banking. The actual risk profile of the SFS portfolio is evaluated and controlled monthly and is reflected in the quarterly (commercial finance) and annual (equity investments) adjustments of allocated equity.

Reconciliation to Consolidated Financial Statements

Reconciliation to Consolidated Financial Statements includes Centrally managed portfolio activities, SRE and various categories of items which are not allocated to the Sectors and Cross-Sector Businesses because the Company's management has determined that such items are not indicative of the Sectors' and Cross-Sector Businesses' respective performance. For fiscal 2010, Company's management approved special remuneration presented in Corporate Items which will be allocated primarily to the Sectors in fiscal 2011.

Siemens completed the streamlining of Other Operations in fiscal 2009. Beginning with fiscal 2010, Segment Information includes a new line item for centrally managed activities intended for divestment or closure, which at present primarily include the electronics assembly systems business and activities remaining from the divestment of the former Com activities. Results for the new line item, Centrally managed portfolio activities, are stated on a retrospective basis.

Centrally managed portfolio activities

For fiscal 2010, the result of Centrally managed portfolio activities was a loss of €139 million compared to a loss of €371 million a year earlier. Within this improvement, the loss related to Electronics Assembly Systems declined to €141 million in fiscal 2010, including €106 million provided for in connection with an expected loss from the announced sale to ASM Pacific Technology. For comparison, the prior-year period included a higher loss related to Electronics Assembly Systems, primarily including €201 million related to the business due to operating losses and charges for impairments and staff reduction measures. In addition, fiscal 2009 included a loss related to the divestment of an industrial manufacturing unit in Austria, as well as higher net expenses related to divested businesses. Due primarily to portfolio streamlining activities, revenue from Centrally managed portfolio activities fell to €345 million from €503 million a year earlier, despite higher sales from the electronics assembly systems business.

Siemens Real Estate

Income before income taxes at SRE was €250 million in fiscal 2010, down from €341 million a year earlier, due in part to lower income related to the disposal of real estate. For comparison, the prior-year period included a gain of €224 million on the disposal of Siemens' residential real estate holdings. Both periods included costs associated with Siemens' program to bundle its real estate assets into SRE and to initiate further efficiency measures, including impairments. In fiscal 2010, these costs totaled €75 million and came in above the prior-year period. Assets with a book value of €872 million were transferred to SRE during the current fiscal year as part of the real estate bundling program. SRE will continue to incur costs associated with the program in coming quarters, and expects to continue with real estate disposals depending on market conditions.

Corporate items and pensions

In fiscal 2010, Corporate items and pensions totaled a negative €1.479 billion compared to a negative €1.715 billion a year earlier.

Included therein, Corporate items improved from a negative €1.343 billion to a negative €1.292 billion. Corporate items in fiscal 2010 included higher gains in connection with compliance-related matters, including a gain of €84 million related to an agreement with the provider of the Siemens' directors and officers liability insurance, a net gain related to settlements with former members of Siemens' Managing Board and Supervisory Board, and total gains of €40 million related to the recovery of funds frozen by authorities. Compared to fiscal 2009, the current period included higher personnel-related expenses, including expenses of €310 million related to special remuneration for non-management employees. After determining the allocation of this remuneration in the first quarter of fiscal 2011, the expenses will be allocated primarily to the Sectors in fiscal 2011. Fiscal 2010 also included higher expenses associated with streamlining IT costs for Siemens as a whole, as well as charges of €61 million related to the strategic reorientation of Siemens IT Solutions and Services, primarily including carve-out costs. Further, the current fiscal year included net charges related to legal and regulatory matters as well as a gain of €35 million from the sale of our Roke Manor activities in the U.K. In addition, fiscal 2010 included a net loss of €13 million related to a major asset retirement obligation, compared to a higher net loss in the prior year. In both periods, the net result related to the asset retirement obligation included negative interest-related effects from the measurement of the obligation and positive effects from related hedging activities not qualifying for hedge accounting. In addition, the net result related to the asset retirement obligation included a gain of €60 million in fiscal 2010 due to revised assumptions (for additional information, see "Notes to Consolidated Financial Statements").

For comparison, Corporate items in fiscal 2009 included net charges of €235 million related to the global SG&A program and other personnel-related restructuring measures. Expenses for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities amounted to €95 million in fiscal 2009. In addition, the prior-year period included a positive effect related to shifting an employment bonus program from cash-based to share-based payment, which was offset by a charge of €53 million related to a global settlement agreement with the World Bank Group.

Centrally carried pension expense was €188 million in fiscal 2010, compared to €372 million a year earlier. The change year-over-year was due to higher expected return on plan assets and lower interest cost in the current period, as well as higher insurance costs in the prior-year period related to our mandatory membership in the Pensionssicherungsverein (PSV), the German pension insurance association.

Beginning with fiscal 2011, central infrastructure costs currently included in Corporate items will be allocated primarily to the Sectors. Financial information for prior periods will be reported on a comparable basis. For example, comparable fiscal 2010 results will show allocated central infrastructure costs of €585 million.

Centrally managed activities related to establishing Siemens IT Solutions and Services as a separate legal entity and wholly owned subsidiary of Siemens are expected to result in substantial charges in coming quarters.

Eliminations, Corporate Treasury and other reconciling items

In fiscal 2010, income before income taxes from Eliminations, Corporate Treasury and other reconciling items was a negative €328 million compared to a negative €373 million a year earlier. The current period benefited primarily from a decline in refinancing costs due to lower interest rates, partly offset by changes in fair market value from interest rate derivatives.

RECONCILIATION TO ADJUSTED EBITDA (continuing operations)

The following table gives additional information on topics included in Profit and Income before income taxes and provides a reconciliation to adjusted EBITDA. We report adjusted EBIT and adjusted EBITDA as a performance measure. The closest comparable GAAP figure under IFRS is Net income as reported in our "Consolidated Statements of Income."
For further information regarding adjusted EBIT and adjusted EBITDA, please refer to the end of this Combined management report.

For the fiscal years ended September 30, 2010 and 2009

	Profit[1]		Income (loss) from investments accounted for using the equity method, net[2]	
(in millions of €)	2010	2009	2010	2009
Sectors and Divisions				
Industry Sector	**3,478**	**2,701**	**5**	**1**
Industry Automation	1,048	681	(2)	(2)
Drive Technologies	855	836	(1)	(2)
Building Technologies	456	340	7	4
OSRAM	569	89	(8)	(2)
Industry Solutions	39	360	4	4
Mobility	513	390	5	(1)
Energy Sector	**3,562**	**3,315**	**78**	**59**
Fossil Power Generation	1,516	1,275	27	26
Renewable Energy	368	382	9	4
Oil & Gas	487	499	–	–
Power Transmission	763	725	36	27
Power Distribution	422	435	6	2
Healthcare Sector	**748**	**1,450**	**3**	**29**
Imaging & IT	1,452	1,161	7	8
Workflow & Solutions	27	(53)	–	10
Diagnostics	(776)	338	(9)	–
Total Sectors	**7,789**	**7,466**	**86**	**89**
Equity Investments	**(191)**	**(1,851)**	**(248)**	**(2,160)**
Cross-Sector Businesses				
Siemens IT Solutions and Services	**(537)**	**90**	**20**	**26**
Siemens Financial Services (SFS)	**447**	**304**	**83**	**130**
Reconciliation to Consolidated Financial Statements				
Centrally managed portfolio activities	(139)	(371)	–	–
Siemens Real Estate (SRE)	250	341	–	–
Corporate items and pensions	(1,479)	(1,715)	–	(4)
Eliminations, Corporate Treasury and other reconciling items	(328)	(373)	20	(27)
Siemens	**5,811**	**3,891**	**(40)**	**(1,946)**

1 Profit of the Sectors and Divisions as well as of Equity Investments, Siemens IT Solutions and Services and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes. Profit of Siemens is Income from continuing operations before income taxes. For a reconciliation of Income from continuing operations before income taxes to Net income see Consolidated Statements of Income.
2 Includes impairments and reversals of impairments of investments accounted for using the equity method.
3 Includes impairment of non-current available-for-sale financial assets. For Siemens, Financial income (expense), net comprises Interest income, Interest expense and Other financial income (expense), net as reported in the Consolidated Statements of Income.

	Financial income (expense), net[3]		Adjusted EBIT[4]		Amortization[5]		Depreciation and impairments of property, plant and equipment and goodwill[6]		Adjusted EBITDA	
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
	(14)	**(13)**	**3,488**	**2,713**	**364**	**376**	**658**	**715**	**4,510**	**3,804**
	3	(3)	1,048	686	183	188	94	98	1,326	972
	(1)	(1)	856	839	45	44	148	150	1,049	1,033
	1	1	448	335	77	75	91	104	616	514
	–	1	578	90	18	26	220	243	816	359
	(3)	3	38	353	25	33	59	64	123	450
	(13)	(16)	521	407	15	10	47	56	583	473
	(22)	**(10)**	**3,506**	**3,266**	**93**	**70**	**353**	**315**	**3,953**	**3,651**
	(14)	(14)	1,502	1,263	16	16	123	107	1,641	1,386
	(3)	(1)	362	379	29	7	57	45	448	431
	(2)	–	490	499	26	26	58	58	573	583
	–	9	727	689	11	11	77	66	815	766
	(2)	(3)	418	436	11	10	33	33	462	479
	20	**6**	**725**	**1,415**	**317**	**304**	**1,538**	**350**	**2,579**	**2,069**
	2	2	1,444	1,151	109	116	81	86	1,635	1,353
	2	1	25	(64)	6	6	28	24	59	(34)
	7	8	(774)	330	200	181	1,422	233	848	744
	(16)	**(17)**	**7,719**	**7,394**	**774**	**750**	**2,549**	**1,380**	**11,042**	**9,524**
	35	**30**	**22**	**279**	**–**	**–**	**–**	**–**	**22**	**279**
	(1)	**1**	**(557)**	**63**	**49**	**44**	**92**	**136**	**(415)**	**243**
	315	**111**	**49**	**63**	**7**	**6**	**326**	**314**	**383**	**383**
	3	–	(143)	(371)	1	2	6	44	(135)	(325)
	(47)	(35)	298	376	2	1	294	180	594	557
	(158)	(394)	(1,321)	(1,317)	24	31	51	54	(1,246)	(1,232)
	(196)	(206)	(151)	(140)	–	–	(59)	(70)	(210)	(210)
	(65)	**(510)**	**5,916**	**6,347**	**858**	**834**	**3,260**	**2,038**	**10,034**	**9,219**

4 Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.
5 Amortization and impairments, net of reversals, of intangible assets other than goodwill.
6 Depreciation and impairments of property, plant and equipment net of reversals. Includes impairments of goodwill of €1,145 and €32 for the fiscal years ended September 30, 2010 and 2009, respectively.

Due to rounding, numbers presented may not add up precisely to totals provided.

DIVIDEND

At the Annual Shareholders' Meeting scheduled for January 25, 2011, the Managing Board, in agreement with the Supervisory Board, will submit the following proposal to allocate the unappropriated Net income of Siemens AG for the fiscal year ended September 30, 2010: to distribute a dividend of €2.70 on each no-par value share entitled to the dividend for fiscal year 2010 existing at the date of the Annual Shareholders' Meeting, and the remaining amount to be carried forward. The prior-year dividend was €1.60 per share.

CRITICAL ACCOUNTING ESTIMATES

Siemens' Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the European Union (EU). The financial statements are also in accordance with IFRS as issued by the IASB. Our significant accounting policies, as described in "Notes to Consolidated Financial Statements," are essential to understand our results of operations, financial positions and cash flows. Certain of these accounting policies require critical accounting estimates that involve complex and subjective judgments and the use of assumptions, some of which may be for matters that are inherently uncertain and susceptible to change. Such critical accounting estimates could change from period to period and have a material impact on our financial position, results of operations and cash flows. Critical accounting estimates could also involve estimates where management reasonably could have used a different estimate in the current accounting period. Management cautions that future events often vary from forecasts and that estimates routinely require adjustment.

For information on Critical accounting estimates, see "Notes to Consolidated Financial Statements." For a sensitivity analysis of the impairment of Healthcare Sector's Diagnostics Division see "Net assets position – Goodwill impairment at Healthcare Sector's Diagnostics Division."

Financial position

PRINCIPLES AND OBJECTIVES OF FINANCIAL MANAGEMENT

Siemens is committed to a strong financial profile, which provides the financial flexibility to achieve growth and portfolio optimization goals largely independent of market conditions.

Financial management at Siemens is executed under a framework of applicable laws and internal guidelines and regulations. It includes the following activities:

Liquidity management

Our principal source of financing is cash inflows from operating activities. Corporate Treasury generally manages cash and cash equivalents for the Siemens Group and has primary responsibility for raising funds in the capital markets for the Siemens Group through various debt products, with the exception of countries with conflicting capital market controls. The relevant consolidated subsidiaries in these countries obtain financing primarily from local banks. Siemens follows a prudent borrowing policy which is aimed towards a balanced financing portfolio, a diversified maturity profile and a comfortable liquidity cushion. On September 30, 2010, Siemens held €14.108 billion in cash and cash equivalents, mainly in euros, of which 99% were managed by Corporate Treasury. Especially in light of the global financial markets crisis, Siemens monitors funding options available in the capital markets, trends in the availability of funds and the cost of such funding to evaluate possible strategies regarding its financial and risk profile.

Corporate Treasury enters into reverse repurchase agreements with financial institutions with investment grade credit ratings. Siemens holds securities as collateral under these agreements via a third party (Euroclear) and is permitted to sell or re-pledge the securities. The extent to which Siemens engages in transactions involving reverse repurchase agreements depends on its liquidity management needs and the availability of cash and cash equivalents which varies from time to time. For further information on reverse purchase agreements refer to "Notes to Consolidated Financial Statements."

Cash management

Cash management comprises the management of bank partner relationships and bank accounts as well as the execution of payments, including the administration of cash pools, on a global level. Siemens strives to raise efficiency and transparency through a high level of standardization and continuous advancement of payment processes. Where permissible, the execution of intercompany and third party payments is effected centrally through group-wide tools with central controls to ensure compliance with internal and external guidelines and requirements. To ensure efficient management of Siemens' funds, Corporate Treasury has established a central cash management approach: to the extent legally or economically feasible, funds are pooled and managed centrally by Corporate Treasury. Conversely, funding needs within the group are covered centrally by Corporate Treasury via intercompany current accounts and / or loans.

Financial risk management

Investments of cash and cash equivalents are subject to credit requirements and counterparty limits. Corporate Treasury pools and centrally manages Siemens' interest rate, certain commodity and currency risk exposures and uses financial derivative instruments in transactions with external financial institutions to offset such concentrated exposures. For more detailed information about financial risk management at Siemens see "Notes to Consolidated Financial Statements."

Management of pension plan funding

Siemens' funding policy for its pension funds is part of its overall commitment to sound financial management, which includes a continuous analysis of the structure of its pension liabilities. For more detailed information about Siemens' pension plan funding see "– Pension Plan Funding."

Capital structure management and credit rating

To effectively manage its capital structure, Siemens seeks to maintain ready access to the capital markets through various debt products and to preserve its ability to repay and service its debt obligations over time. For more detailed information about Siemens' capital structure, see "– Capital Structure," below.

A key factor in maintaining a strong financial profile is our credit rating which is affected by, among other factors, our capital structure, profitability, ability to generate cash flow, geographic and product diversification as well as our competitive market position. Our current corporate credit ratings from Moody's Investors Service and Standard & Poor's are noted as follows:

	Moody's Investors Service	Standard & Poor's
Long-term debt	A1	A+
Short-term debt	P-1	A-1

During fiscal 2010 Moody's Investors Service made no changes in Siemens' credit rating. Moody's applied a long-term credit rating of "A1," outlook stable, on November 9, 2007. The rating classification A is the third highest rating within the agency's debt ratings category. The numerical modifier 1 indicates that our long-term debt ranks in the higher end of the A category. The Moody's rating outlook is an opinion regarding the likely direction of an issuer's rating over the medium-term. Rating outlooks fall into the following six categories: positive, negative, stable, developing, ratings under review and no outlook.

Moody's Investors Service's rating for our short-term corporate credit and commercial paper is P-1, the highest available rating in the prime rating system, which assesses issuers' ability to honor senior financial obligations and contracts. It applies to senior unsecured obligations with an original maturity of less than one year.

In addition, Moody's Investors Service publishes credit opinions relating to Siemens. The most recent credit opinion as of June 3, 2010 classified our liquidity profile as "very healthy."

During fiscal 2010 Standard & Poor's made no changes in Siemens' credit ratings. Standard & Poor's applied a long-term credit rating of "A+," outlook stable, on June 5, 2009. Within Standard & Poor's ratings definitions an obligation rated "A" has the third highest long-term rating category. The modifier "+" indicates that our long-term debt ranks in the upper end of the A category. The Standard & Poor's rating outlook assesses the potential direction of a long-term credit rating over the medium-term. Rating outlooks fall into the following four categories: "positive," "negative," "stable" and "developing." On June 5, 2009, Standard & Poor's assigned "A-1" for our corporate short-term credit rating. This is the second highest short-term rating within the Standard & Poor's rating scale.

The U.S. Securities and Exchange Commission granted the registration of Moody's Investors Services and Standard & Poor's Ratings Services the status of nationally recognized statistical rating organizations (NRSROs). Siemens does not have any agreements with other nationally recognized statistical rating organizations to provide long-term and short-term credit ratings.

We believe that our high credit rating for our long-term debt applied by Moody's and Standard & Poor's allows us to raise funds in the capital markets at attractive conditions or to obtain financing from banks with financial flexibility. A high credit rating generally leads to lower credit spreads and therefore our rating also positively affects our funding costs. Security ratings are not a recommendation to buy, sell or hold securities. Credit ratings may be subject to revision or withdrawal by the rating agencies at any time and each rating should be evaluated independently of any other rating.

CAPITAL STRUCTURE

As of September 30, 2010 and 2009, our capital structure was as follows:

(in millions of €)	September 30, 2010	2009	% Change
Total equity attributable to shareholders of Siemens AG	**28,346**	**26,646**	**6%**
As percentage of total capital	**59%**	58%	
Short-term debt and current maturities of long-term debt	**2,416**	698	
Long-term debt	**17,497**	18,940	
Total debt	**19,913**	**19,638**	**1%**
As percentage of total capital	**41%**	42%	
Total capital (total debt and total equity)	**48,259**	**46,284**	**4%**

In fiscal 2010, total equity attributable to shareholders of Siemens AG increased by 6% compared to fiscal 2009. Total debt increased by 1% during fiscal 2010. This resulted in an increase in total equity as a percentage of total capital to 59% compared to 58% in fiscal 2009. Accordingly, total debt as a percentage of total capital decreased to 41% from 42% in the prior year. For more detailed information on the change in total equity and on the issuance and repayment of debt, see "Notes to Consolidated Financial Statements," "Net assets position" and " – Capital resources and requirements."

We have commitments to sell or otherwise issue common shares in connection with established share-based compensation plans. In fiscal 2010, commitments for share-based compensation were fulfilled through treasury shares. In fiscal 2011, we may again fulfill commitments for share-based compensation through treasury shares. For additional information with respect to share-based compensation and treasury shares, see "Notes to Consolidated Financial Statements."

As part of our Fit42010 program, we decided to improve our capital structure. A key consideration in this regard is maintenance of ready access to the capital markets through various debt products and preservation of our ability to repay and service our debt obligations over time. We therefore set ourselves a capital structure goal defined as Adjusted industrial net debt divided by adjusted EBITDA. The calculation of Adjusted industrial net debt is set forth in the table below. Adjusted EBITDA is defined as adjusted earnings before income taxes (EBIT) before amortization (defined as amortization and impairments of intangible assets other than goodwill) and depreciation and impairments of property, plant and equipment and goodwill. Adjusted EBIT is defined as *Income from continuing operations before income taxes less Interest income (expense)* less *Other financial income (expense), net* as well as less *Income (loss) from investments accounted for using the equity method, net*. For further information see "Results of operations – Reconciliation to adjusted EBITDA."

The target range for our capital structure ratio is 0.8 – 1.0 for fiscal 2010. We set this target based on normal business cycles, before global recessionary conditions and the adverse effects of the financial crisis. As a step toward achieving this target range, we implemented our previously announced share buyback plan to repurchase up to €10 billion in shares through 2010. Since the start of the share buyback program on January 28, 2008, we have acquired a total of 52,771,205 Siemens shares with a market value at the time of purchase of approximately €4.0 billion in two tranches under this plan. These shares could be used in a variety of ways, including but not limited to cancellation and reduction of our capital stock and to fulfill obligations arising out of share-based compensation programs. During fiscal 2009 and fiscal 2010 we did not purchase any shares under this program.

(in millions of €)	September 30, 2010	2009
Short-term debt	2,416	698
Plus: Long-term debt[1]	17,497	18,940
Less: Cash and cash equivalents	(14,108)	(10,159)
Less: Current available for sale financial assets	(246)	(170)
Net debt	**5,560**	**9,309**
Less: SFS Debt	(10,028)	(9,521)
Plus: Funded status principal pension benefit plans	6,357	4,015
Plus: Funded status principal other post-employment benefit plans	738	646
Plus: Credit guarantees	597	313
Less: 50% nominal amount hybrid bond[2]	(886)	(862)
Less: Fair value hedge accounting adjustment[3]	(1,518)	(1,027)
Adjusted industrial net debt	**819**	**2,873**
Adjusted EBITDA (continuing operations)	**10,034**	**9,219**
Adjusted industrial net debt/ Adjusted EBITDA (continuing operations)	**0.08**	**0.31**

1 Long-term debt including fair value hedge accounting adjustment of €1,518 million and €1,027 million for the fiscal year ended September 30, 2010 and 2009, respectively.
2 The adjustment for our hybrid bond considers the calculation of this financial ratio applied by rating agencies to classify 50% of our hybrid bond as equity and 50% as debt. This assignment follows the characteristics of our hybrid bond such as a long maturity date and subordination to all senior and debt obligations.
3 Debt is generally reported with a value representing approximately the amount to be repaid. However for debt designated in a hedging relationship (fair value hedges), this amount is adjusted by changes in market value mainly due to changes in interest rates. Accordingly we deduct these changes in market value in order to end up with an amount of debt that approximately will be repaid, which we believe is a more meaningful figure for the calculation presented above. For further information on fair value hedges see "Notes to Consolidated Financial Statements."

CASH FLOW – FISCAL 2010 COMPARED TO FISCAL 2009

The following discussion presents an analysis of our cash flows for fiscal 2010 and 2009 for both continuing and discontinued operations.

We report Free cash flow as a supplemental liquidity measure, which is defined as *Net cash provided by (used in) operating activities* less cash used for *Additions to intangible assets and property, plant and equipment*. We believe that the presentation of Free cash flow provides useful information to investors because it gives an indication of the long-term cash generating ability of our business and our ability to pay for discretionary and non-discretionary expenditures not included in the measure, such as dividends, debt repayment or acquisitions. We also use Free cash flow to compare cash generation among the segments of our business. Free cash flow should not be considered in isolation or as an alternative to measures of cash flow calculated in accordance with IFRS. For further information about the usefulness and limitations of this measure please refer to last page of the Combinded management's discussion and analysis.

Free cash flow

(in millions of €)		Continuing operations Year ended September 30, 2010	2009	Discontinued operations Year ended September 30, 2010	2009	Continuing and discontinued operations Year ended September 30, 2010	2009
Net cash provided by (used in):[1]							
Operating activities	A	**9,447**	6,246[3]	**(98)**	(145)	**9,349**	6,101[3]
Investing activities		**(2,768)**	(2,968)[3]	**(79)**	(194)	**(2,847)**	(3,162)[3]
Herein: Additions to intangible assets and property, plant and equipment	B	(2,336)	(2,460)[3]	–	–	(2,336)	(2,460)[3]
Free cash flow[1, 2]	A+B	**7,111**	3,786	**(98)**	(145)	**7,013**	3,641

1 For information regarding *Net cash provided by (used in) financing activities* please refer to the discussion below.
2 The closest comparable financial measure of Free cash flow under IFRS is *Net cash provided by (used in) operating activities. Net cash provided by (used in) operating activities* from *continuing operations* as well as from *continuing and discontinued operations* is reported in our "Consolidated Statements of Cash Flow." *Additions to intangible assets and property, plant and equipment* from *continuing operations* is reconciled to the figures as reported in the "Consolidated Statements of Cash Flow" in the "Notes to Consolidated Financial Statements." Other companies that report Free cash flow may define and calculate this measure differently.
3 Following a change in accounting pronouncements as of the beginning of fiscal year 2010 *Additions to assets held for rental in operating leases*, which were previously reported under *Additions to intangible assets and property, plant and equipment*, were retroactively reclassified from *Net cash provided by (used in) investing activities* to *Net cash provided by (used in) operating activities*. For further information, see "Notes to Consolidated Financial Statements."

Operating activities provided net cash of €9.349 billion in fiscal 2010, compared to net cash provided of €6.101 billion a year earlier. These results include both continuing and discontinued operations. Within the total, continuing operations provided net cash of €9.447 billion, compared to net cash provided of €6.246 billion in fiscal 2009. In fiscal 2010 Total Sectors Profit was burdened by impairment charges of €1.204 billion, posted at Diagnostics in the fourth quarter, which had no impact on cash flow. Cash flow from operating activites was supported by a strong operating performance in the Sectors (disregarding the impairment charges), particularly in the Healthcare and Industry Sectors. Cash flow from operating activities also benefited from positive changes in net working capital including substantially higher billings in excess of costs, particularly in the Energy Sector, compared to a decrease of these payments in fiscal 2009. In contrast, fiscal 2010 included higher cash outflows related to income taxes and pension plans. Both periods included approximately €0.8 billion in outflows related to staff reduction measures. For comparison, negative changes in net working capital in fiscal 2009 included €1.008 billion in cash outflows paid to authorities in the US and Germany associated with the settlement of legal proceedings and substantial payments for charges related to project reviews in Fossil Power Generation, Mobility and Siemens IT Solutions and Services.

Discontinued operations improved to net cash used of €98 million in fiscal 2010, compared to net cash used of €145 million in the prior-year period. These cash outflows relate primarily to former Com activities.

Investing activities in continuing and discontinued operations used net cash of €2.847 billion in fiscal 2010, compared to net cash used of €3.162 billion in the prior-year period. Within the total, net cash used in investing activities for continuing operations amounted to €2.768 billion in fiscal 2010 and €2.968 billion a year earlier. Within continuing operations, cash outflows for *Acquisitions, net of cash acquired*, were €485 million including €265 million for the acquisition of Solel Solar Systems, a solar thermal power technology company. Compared to a year earlier, higher early terminations and reduced SFS financing activities resulted in lower cash outflows relating to receivables from financing activities. *Proceeds from sales of investments, intangibles and property, plant and equipment* provided net cash of €589 million primarily due to the sale of land and buildings at SRE and the sale of our 25% minority stake in Dräger Medical AG & Co. KG to the majority shareholder Drägerwerk AG & Co. KGaA. For comparison the prior-year period included net cash provided of €1.221 billion mainly from the sale of our residential real estate holdings Siemens Wohnungsgesellschaft mbH & Co. OHG and the sale of our 50% stake in FSC to Fujitsu Limited. In contrast, cash outflows for *Purchases of investments* of €972 million a year earlier included €750 million resulting from a drawdown request by NSN under a Shareholder Loan Agreement between Siemens and NSN.

Discontinued operations in fiscal 2010 used net cash of €79 million for investing activities primarily for former Com activities. In the prior year, discontinued operations used net cash of €194 million. In fiscal 2009, cash outflows related to the fiscal 2005 divestment of our mobile devices business included €0.3 billion for a settlement with the insolvency administrator of BenQ Mobile GmbH & Co. OHG as well as cash outflows related to the settlement of legal matters. Cash outflows from discontinued operations in fiscal 2009 were partially offset by cash inflows resulting from a settlement between The Gores Group and us regarding pending requirements for purchase price adjustments and further mutual obligations related to the disposal of the former enterprise networks business.

Free cash flow from continuing and discontinued operations amounted to a positive €7.013 billion in fiscal 2010, compared to a positive €3.641 billion a year earlier. Total Free cash flow from continuing operations in the current period amounted to a positive €7.111 billion, compared to a positive €3.786 billion in fiscal 2009. The change year-over-year was due primarily to the increase in net cash provided by operating activities as discussed above. Due to continuing tight control of capital expenditures, cash used for *Additions to intangible assets and property, plant and equipment* decreased to €2.336 billion from €2.460 billion a year earlier. For further information about our capital expenditures please refer to "– Capital resources and requirements." The cash conversion rate for continuing operations, calculated as Free cash flow from continuing operations divided by income from continuing operations, was a positive 1.73 for fiscal 2010, compared to a positive 1.54 a year earlier. For information regarding the effects on our cash conversion rate related to impairment charges at Diagnostics Division within the Healthcare Sector in the fourth quarter of fiscal 2010, related to charges regarding the strategic reorientation of Siemens IT Solutions and Services in fiscal 2010 and related to impairment charges regarding NSN in fiscal 2009, please refer to "Business and operating environment – Financial Performance Measures."

Free cash flows during fiscal 2009 and fiscal 2010 were as follows:

Free cash flow[1] (in millions of €)

Quarter	Free cash flow
Q4 10	**2,990**
Q3 10	**2,145**
Q2 10	**1,251**
Q1 10	**725**
Q4 09	3,158
Q3 09	1,064
Q2 09	1,138
Q1 09[2]	(1,574)

1 Continuing operations
2 Free cash flow includes €1,008 millions paid to authorities in the US and Germany related to charges for the resolution of legal proceedings.

Financing activities from continuing and discontinued operations used net cash of €2.646 billion in fiscal 2010, compared to a net cash inflow of €375 million a year earlier. In the current period *Changes in short-term debt and other financing activities* used net cash of €721 million resulting mainly from the repayment of outstanding commercial paper and the settlements of financial derivatives used to hedge currency exposure in our financing activities. Fiscal 2009 included inflows of €4.0 billion from the issuance of medium-term notes partly offset by the repayment of a €0.5 billion floating-rate extendible note and U.S. $750 million in floating rate notes. Dividends paid to shareholders (for fiscal 2009) in fiscal 2010 amounted to €1.388 billion, compared to €1.380 billion (paid for fiscal 2008) a year earlier.

CAPITAL RESOURCES AND REQUIREMENTS

Our **capital resources** consist of a variety of short- and long-term financial instruments including, but not limited to loans from financial institutions, commercial paper, medium-term notes and bonds. In addition, other capital resources consist of liquid resources such as *Cash and cash equivalents*, future cash flows from operating activities and current *Available-for-sale financial assets*.

Our **capital requirements** include, among others, scheduled debt service, regular capital spending, ongoing cash requirements from operating and SFS financing activities, dividend payments, pension plan funding, portfolio activities and cash outflows in connection with restructuring measures.

Total debt comprises our *Notes and bonds, Loans from banks, Obligations under finance leases* and *Other financial indebtedness* such as commercial paper. Total debt comprises *Short-term debt and current maturities of long-term debt* as well as *Long-term debt*, as stated on the Consolidated Statements of Financial Position. **Total liquidity** refers to the liquid financial assets we had available at the respective balance sheet dates to fund our business operations and pay for near-term obligations. Total liquidity comprises *Cash and cash equivalents* as well as current *Available-for-sale financial assets*, as stated on the Consolidated Statements of Financial Position. **Net debt** results from total debt less total liquidity. Management uses the *Net debt* measure for internal corporate finance management, as well as for external communication with investors, analysts and rating agencies, and accordingly we believe that presentation of *Net debt* is useful for those concerned. *Net debt* should not, however, be considered in isolation or as an alternative to short-term debt and long-term debt as presented in accordance with IFRS. For further information about the usefulness and limitations of Net debt, please refer to the last page of the Combined management's discussion and analysis.

(in millions of €)	September 30, 2010	2009
Short-term debt and current maturities of long-term debt	2,416	698
Long-term debt	17,497	18,940
Total debt	**19,913**	**19,638**
Cash and cash equivalents	14,108	10,159
Available-for-sale financial assets (current)	246	170
Total liquidity	**14,354**	**10,329**
Net debt[1]	**5,560**	**9,309**

1 We typically need a considerable portion of our cash and cash equivalents as well as current available-for-sale financial assets at any given time for purposes other than debt reduction. The deduction of these items from total debt in the calculation of Net debt therefore should not be understood to mean that these items are available exclusively for debt reduction at any given time.

The changes in *Net debt* from fiscal 2009 to 2010 may also be presented as follows:

Changes in Net debt[1] (in millions of €)

Net debt at September 30, 2009	Less: Net cash provided by operating activities	Plus: Net cash used in investing activities	Plus: Net cash used in financing activities	Plus: Effects without cash flow impact[2]	Net debt at September 30, 2010
9,309	9,447	2,768	2,823	107	5,560

1 Continuing operations
2 Effects without cash flow impact include effetcs on exchange rates on Net debt and fair value hedge accounting adjustment.

Commercial paper program – We have a U.S.$9.0 billion (€6.6 billion) global multi-currency commercial paper program in place, which includes the ability to issue U.S.$-denominated extendible notes. In fiscal 2010 we issued commercial paper in varying amounts to fund our ongoing short-term capital requirements. Our issuances of commercial paper typically have a maturity of less than 90 days. As of September 30, 2010, we had no commercial paper outstanding. All commercial paper issued in fiscal 2010 was completely repaid within the year.

Notes and bonds – We have a "program for the issuance of debt instruments" (medium-term note program) of €15.0 billion in place which we extended in May 2010. In May 2009, we increased the maximum issuable amount under this program from €10.0 billion to €15.0 billion, following a previous increase from €5.0 billion to €10.0 billion in December 2008. Under this medium-term note program we issued the following notes:

- In February 2009, we issued €4.0 billion in fixed-interest rate notes in two tranches comprising €2.0 billion in 4.125% notes due in February 2013 and €2.0 billion in 5.125% notes due in February 2017.
- In June 2008, we issued a Eurobond with an aggregate amount of €3.4 billion, comprising three tranches: €1.2 billion in 5.25% notes due in December 2011; €1.0 billion in 5.375% notes due in June 2014 and €1.2 billion in 5.625% notes due in June 2018.
- In August 2008, we increased two tranches of the Eurobond issue by €750 million, including €350 million in 5.25% notes due in December 2011 and €400 million in 5.625% notes due in June 2018.
- In March 2006, we issued U.S.$1.0 billion in notes in two tranches comprising U.S.$500 million in floating rate notes (U.S.$ LIBOR + 0.15%) due in March 2012 and U.S.$500 million in 5.625% notes due in March 2016.

The nominal amount outstanding under the medium-term note program was €8.9 billion as of September 30, 2010.

In September 2006, we issued a subordinated Hybrid bond in two tranches, a euro tranche of €900 million in 5.25% notes and a British pound tranche of £750 million in 6.125% notes, both tranches with a final legal maturity in September 2066. The company has a call option after 10 years or thereafter. If the bond is not called, both tranches will become floating rate notes (EURIBOR + 1.25% for the euro tranche and GBP LIBOR + 1.25% for the British pound tranche, plus a step-up of 1.0% for both tranches). The total nominal amount of our Hybrid bond is €1.8 billion.

In August 2006, we issued notes totaling U.S.$5.0 billion. These notes were issued in four tranches comprising: U.S.$750 million in floating rate notes (U.S.$ LIBOR + 0.05%) due in August 2009, which were redeemed at face value at their maturity date; U.S.$750 million in 5.5% notes due in February 2012; U.S.$1.750 billion in 5.75% notes due in October 2016 and U.S.$1.750 billion in 6.125% notes due in August 2026. We may redeem, at any time, all or some of the fixed rate notes at the early redemption amount (call) according to the conditions of the notes. The nominal amount of these notes outstanding as of September 30, 2010 was €3.1 billion.

In June 2001, the Company issued a Eurobond with an aggregate amount of €4.0 billion comprising two tranches, of which €2.0 billion in 5.75% notes maturing in July 2011 are still outstanding.

Assignable loans – In June 2008, we issued four series of assignable loans ("Schuldscheindarlehen") with an aggregate amount of €1.1 billion: €370 million in floating rate notes (EURIBOR + 0.55%) and €113.5 million in 5.283% notes, both maturing in June 2013 and €283.5 million in floating rate notes (EURIBOR + 0.7%) and €333 million in 5.435% notes, both maturing in June 2015.

Credit facilities – We have three credit facilities at our disposal for general corporate purposes. Our credit facilities as of September 30, 2010, consist of €7.0 billion in committed lines of credit. These facilities include:

> a U.S.$5.0 billion (€3.7 billion) undrawn syndicated multi-currency revolving credit facility expiring March 2012 provided by a syndicate of international banks;
> a €450 million bilateral undrawn revolving credit facility expiring September 2012 provided by a domestic bank;
> a U.S.$4.0 billion syndicated multi-currency credit facility expiring August 2013 provided by a syndicate of international banks. This facility comprises a U.S.$1.0 billion (€0.7 billion) term loan which was drawn in January 2007 and is due in August 2013 as well as an undrawn U.S.$3.0 billion (€2.2 billion) revolving tranche.

As of September 30, 2010, €6.3 billion of these lines of credit remained unused.

The maturity profile of the loans, notes and bonds described above is presented below:

Loans, notes and bonds maturity profile
(nominal amounts outstanding in billions of €)


2.0
2.5[1]
3.2
1.0
0.6
2.1
0.3
3.3[1]
1.6
1.3[1]
1.8[2]
2011
2012
2013
2014
2015
2016
2017
2018
2026
2066

1 We may redeem, at any time, all or some of the US$-notes, issued in August 2006, at the early redemption amount (call) according to the conditions of the notes.
2 The maturity of the Hybrid bond depends on the exercise of a call-option: the bond is callable by us in September 2016 and thereafter, with a final legal maturity ending in September 2066.

The U.S.$4 billion and U.S.$5 billion syndicated multi-currency revolving credit facilities provide their lenders with a right of termination in the event that (i) Siemens AG becomes a subsidiary of another company or (ii) an individual or a group of individuals acting in concert acquires effective control over Siemens AG by being able to exercise significant influence over its activities. The €450 million bilateral revolving credit facility may be terminated by the lender if major changes in Siemens AG's corporate legal situation occur that jeopardize the orderly repayment of the credit.

None of our credit facilities contains a material adverse change provision of the type often found in facilities of such nature and none of our global commercial paper and medium-term note programs nor our credit facilities contain specific financial covenants such as rating triggers or interest coverage, leverage or capitalization ratios that could trigger remedies, such as acceleration of repayment or additional collateral.

Further information about our bonds and the other components of our debt as well as about our financial risk management and the use of financial instruments for hedging purposes is provided in "Notes to Consolidated Financial Statements."

Siemens has filed an application with the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht or BaFin) for the grant of a license to conduct banking business. The authority is currently reviewing the application. With the help of a licensed credit institution, Siemens aims to expand its product portfolio, particularly in the sales finance area, to add flexibility to group financing and to optimize its risk management.

Capital expenditures – Due to continuing tight control of capital expenditures our total capital expenditures for additions to intangible assets and property, plant and equipment (PPE) decreased to €2.336 billion in fiscal 2010, compared to €2.460 billion in the prior year. €1.724 billion of our investments in intangible assets and PPE relates to our three Sectors and €612 million relates mainly to SRE and our Cross-Sector Businesses. For further information, see "Notes to Consolidated Financial Statements."

The capital expenditure rate for our Sectors, defined as *Additions to intangible assets and property, plant and equipment* as a percentage of amortization and depreciation, was 79% for fiscal 2010. Following a change in accounting pronouncements effective with the beginning of fiscal 2010 *Additions to intangible assets and property, plant and equipment* does not include *Additions to assets held for rental in operating leases.* Reclassifications are applied retroactively and the below reported capital expenditure rates are on a comparable basis. *Additions to assets held for rental in operating leases* amounted to €623 million and €463 million in the fiscal years ended September 30, 2010 and 2009, respectively. For further information, see "Notes to Consolidated Financial Statements." Our mid-term target is to keep our capital expenditure rate in the range of 95–115%.

The capital expenditure rates for fiscal 2009 and fiscal 2010 are as follows:

Capital expenditure rate (in %)


FY 2010
79
FY 2009
87
Target range: 95 – 115%

We directed significant portions of our capital expenditure in fiscal 2010 to expand capacities in strategic growth markets, particularly including emerging markets; to safeguard market share; and to secure competiveness in technology-driven growth markets. This approach was notable particularly in the Energy Sector, which spent a large part of its capital expenditure of €579 million in the technology-driven wind power market, and in the Industry Sector, which spent a large portion of its capital expenditure of €817 million for new energy-saving LED technologies at OSRAM and for product innovation at Building Technologies and Industry Automation. Industry also used considerable capital expenditures for replacement of technical equipment and machines, particularly at Drive Technologies. Healthcare used its capital expenditure of €328 million in fiscal 2010 primarily for development of software and IT solutions, mainly at Imaging & IT.

The changes of investments in intangible assets and property, plant and equipment from fiscal 2009 to 2010 are as follows:

Investments in intangible assets and property, plant and equipment (in millions of €)

	Siemens	
FY 2010	**2,336**	(5)%
FY 2009	2,460	
	Industry Sector	
FY 2010	**817**	0%
FY 2009	818	
	Energy Sector	
FY 2010	**579**	(13)%
FY 2009	662	
	Healthcare Sector	
FY 2010	**328**	(7)%
FY 2009	353	

Dividends – At the Annual Shareholders' Meeting scheduled for January 25, 2011, the Managing Board, in agreement with the Supervisory Board, will submit the following proposal to allocate the unappropriated net income of Siemens AG for the fiscal year ended September 30, 2010: distribution of a dividend of €2.70 on each no-par value share entitled to the dividend for fiscal year 2010 existing at the date of the Annual Shareholders' Meeting, which in the aggregate amounts to an at present expected total distribution of approximately €2.4 billion, with the remaining amount to be carried forward.

Other capital requirements – Other capital requirements include expected cash outflows relating in part to charges for staff reduction measures particularly at Siemens IT Solutions and Services of €399 million and at the Industry Sector of €200 million as well as to special remuneration for non-management employees of €310 million posted at the fourth quarter of fiscal 2010.

With our ability to generate positive operating cash flows, our *total liquidity* of €14.354 billion and our €6.3 billion in undrawn lines of credit and given our credit ratings at year-end we believe that we have sufficient flexibility to fund our capital requirements including scheduled debt service, regular capital spending, ongoing cash requirements from operating and SFS financing activities, dividend payments, pension plan funding and portfolio activities. Also in our opinion, our working capital is sufficient for the Company's present requirements.

Contractual obligations

In the ordinary course of business, Siemens' primary contractual obligations regarding cash involve debt service, purchase obligations and operating lease commitments.

The following table summarizes our contractual payment obligations as of September 30, 2010 that will result in future cash outflows:

Payments due by period

(in millions of €)	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Debt	19,913	2,416	5,967	1,808	9,722
Purchase obligations	12,139	11,030	953	117	39
Operating leases	3,126	721	969	612	824
Total contractual cash obligations	**35,178**	**14,167**	**7,889**	**2,537**	**10,585**

Debt – At September 30, 2010, Siemens had €19.913 billion of short- and long-term debt, of which €2.416 billion will become due within the next twelve months. Short-term debt includes current maturities of long-term debt, as well as loans from banks coming due within the next twelve months. At September 30, 2010, the weighted average maturity of our bonds and notes due after one year was 5.62 years. Further information about the components of debt is given in "Notes to Consolidated Financial Statements."

Debt for Siemens at September 30, 2010 consisted of the following:

(in millions of €)	Short-term	Long-term	Total
Notes and bonds	2,062	15,238	17,300
Loans from banks	283	1,981	2,264
Other financial indebtedness	22	156	178
Obligations under finance leases	49	122	171
Total debt	**2,416**	**17,497**	**19,913**

Purchase obligations – At September 30, 2010, Siemens had €12.139 billion in purchase obligations. Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and which specify all of the following items: (i) fixed or minimum quantities, (ii) fixed, minimum or variable price provisions and (iii) approximate timing of the transaction.

Operating leases – At September 30, 2010, Siemens had a total of €3.126 billion in total future payment obligations under noncancelable operating leases. For additional information, see "Notes to Consolidated Financial Statements."

Other – Siemens is subject to asset retirement obligations related to certain items of property, plant and equipment. Such asset retirement obligations are primarily attributable to environmental clean-up costs related to remediation and environmental protection liabilities which amounted to €1.004 billion as of September 30, 2010, and costs primarily associated with the removal of leasehold improvements at the end of the lease term (amounting to €49 million as of September 30, 2010). The environmental clean-up costs related to remediation and environmental protection liabilities have been accrued based on the estimated costs of decommissioning facilities for the production of uranium and mixed-oxide fuel elements in Hanau, Germany (Hanau facilities), as well as a nuclear research and service center in Karlstein, Germany (Karlstein facilities). For additional information with respect to asset retirement obligations, see "Notes to Consolidated Financial Statements."

Our liquidity may be adversely affected in future periods by regular or special contributions to fund our pension plans and similar commitments. As of September 30, 2010 and 2009, our liability for pension plans and similar commitments as recognized in the Consolidated Statements of Financial Positions amounted to €8.464 billion and €5.938 billion, respectively. However, the recognized liability may fluctuate significantly in future periods due to changes in assumptions, in particular the discount rate, governmental regulations in effect at the time, accrued service and interest costs, and the investment performance of our pension plan assets. For additional information regarding contributions to the principal funded pension benefit plans and payments to our principal pension benefit plans and principal other post-employment benefit plans, see "– Pension plan funding" and Note 24 in "Notes to Consolidated Financial Statements." In fiscal 2009, Siemens reached an agreement with the trustees of its largest pension plan in the United Kingdom, which may lead to gross contributions of up to approximately €600 million by 2025. Additional contributions to our pension benefit plans may generally be made at the discretion of our Management in future periods.

Off-Balance sheet arrangements

Guarantees – Our guarantees are principally credit guarantees and guarantees of third-party performance. As of September 30, 2010, the undiscounted maximum amount of potential future payments for guarantees was €7.996 billion. Credit guarantees cover the financial obligations of third-parties in cases where Siemens is the vendor and/or contractual partner. In addition, Siemens provides credit line guarantees with variable utilization to joint ventures and to associated and other companies we held an investment in. Our total credit guarantees were €597 million as of September 30, 2010. Performance bonds and guarantees of advanced payments guarantee the fulfillment of partners contractual commitments in consortia where Siemens may be the general or subsidiary partner. In the event of non-performance under a contract by a consortium partner(s), Siemens will be required to pay up to an agreed-upon maximum amount. Guarantees of third-party performance amounted to €1.093 billion as of September 30, 2010.

In fiscal 2007, The Federal Republic of Germany commissioned a consortium consisting of Siemens IT Solutions and Services and IBM Deutschland GmbH (IBM) to modernize and operate the non-military information and communications technology of the German Federal Armed Forces (*Bundeswehr*). This project is called HERKULES. A project company, BWI Informationstechnik GmbH (BWI), will provide the services required by the terms of the contract. Siemens IT Solutions and Services is a shareholder in the project company. The total contract value amounts to a maximum of approximately €6 billion. In connection with the consortium and execution of the contract between BWI and the Federal Republic of Germany in December 2006, Siemens issued several guarantees legally and economically connected to each other in favor of the Federal Republic of Germany and IBM, the consortium member. The guarantees ensure that BWI has sufficient resources to provide the required services and to fulfill its contractual obligations. These guarantees are listed as a separate item *HERKULES obligations* due to their compound and multilayer nature. Total future payments potentially required by Siemens amounted to €3.09 billion and €3.49 billion as of September 30, 2010 and 2009, respectively and will be reduced by approximately €400 million per year over the remaining seven-year contract period as of September 30, 2010. Yearly payments under these guarantees are limited to €400 million plus, if applicable, a maximum of €90 million in unused guarantees carried forward from the prior year.

Other guarantees amounted to €3.216 billion as of September 30, 2010 and include indemnification in connection with dispositions of business entities, if customary to the relevant transactions, may protect the buyer from any potential tax, legal and other risks in conjunction with the purchased business entity. In the event that it becomes probable that Siemens will be required to satisfy these guarantees, provisions are established. Such provisions are established in addition to the liabilities recognized for the non-contingent component of the guarantees. Most of the guarantees have fixed or scheduled expiration dates.

Capital commitments – As of September 30, 2010 and 2009, the Company had commitments to make capital contributions to various companies of €470 million and €294 million, respectively. The September 30, 2010 and 2009 balances include a conditional commitment to make capital contributions to EN of €172 million, representing our proportionate share in EN. The committed amount is due upon EN making acquisitions or investments.

For additional information with respect to our guarantees and our other commitments, see "Notes to Consolidated Financial Statements."

Pension plan funding

The defined benefit obligation (DBO) of Siemens' principal pension benefit plans, which considers future compensation and pension increases, amounted to €29.7 billion on September 30, 2010, compared to €25.1 billion on September 30, 2009. The fair value of plan assets as of September 30, 2010 was €23.3 billion, compared to €21.1 billion on September 30, 2009. Accordingly, the combined funding status of Siemens' principal pension benefit plans on September 30, 2010 showed an underfunding of €6.4 billion compared to an underfunding of €4.0 billion at the end of the prior fiscal year. The actual return on plan assets for the last twelve months amounted to €2.3 billion, resulting mainly from fixed income investments and to a lower extent from equity investments. This represents a 10.8% return, compared to the expected return of 6.4%.

Siemens' funding policy for its pension funds is part of its overall commitment to sound financial management, which also includes an ongoing analysis of the structure of its pension liabilities. To balance return and risk, Siemens has developed a pension benefit risk management concept. We have identified as a prime risk a decline in the principle plans' funded status as a result of the adverse development of plan assets and/or defined benefit obligations. We monitor our investments and our defined benefit obligations in order to measure such prime risk. The prime risk quantifies the expected maximum decline in the funded status for a given confidence level over a given time horizon. A risk budget on the group level forms the basis for the determination of our investment strategy, i.e., the strategic asset class allocation of principle plan assets and the degree of interest rate risk hedging. Both our risk budget and investment strategy are regularly reviewed with the participation of senior external experts in the international asset management and insurance industry to allow for an integral view of pension assets and pension liabilities. We select asset managers based on our quantitative and qualitative analysis and subsequently constantly monitor their performance and risk, both on a stand-alone basis, and in the broader portfolio context. We review the asset allocation of each plan in light of the duration of the related pension liabilities and analyze trends and events that may affect asset values in order to initiate appropriate measures at a very early stage.

Siemens also regularly reviews the design of its pension plans. Historically, the majority of Siemens' pension plans have included significant defined benefits. However, in order to reduce the Company's exposure to certain risks associated with defined benefit plans, such as longevity, inflation, effects of compensation increases and other factors, we implemented new pension plans in some of our major subsidiaries including Germany, the U.S. and the U.K. during the last several years. The benefits of these new plans are based predominantly on contributions made by the Company and are still affected by longevity, inflation adjustments and compensation increases, but only to a minor extent. We expect to continue to review the need for the implementation of similar plan designs in the coming years to better control future benefit obligations and related costs. In fiscal 2010, the Company recognized a curtailment gain of €193 million related to pension plans in the U.S.

Funded status of principal pension benefit plans (in billions of €)

Sept. 30, 2010	**(6.4)**
Sept. 30, 2009	(4.0)

The combined funding status of Siemens' principal other post-employment benefit plans on September 30, 2010 showed an underfunding of €0.7 billion compared to an underfunding of €0.6 billion at the end of the prior fiscal year. Other liabilities for pension plans and similar commitments amounted to €1.2 billion on September 30, 2010, compared to €1.1 billion on September 30, 2009.

For more information on Siemens' pension plans, see "Notes to Consolidated Financial Statements."

Net assets position

During fiscal 2010, total assets increased to €102.827 billion, up from €94.926 billion the year before. Our net assets position in fiscal 2010 was influenced by currency translation effects mainly due to the strengthening of the U.S. dollar over the course of the fiscal year. Excluding currency translation effects total assets increased to €98.960 billion. Within total assets of €102.827 billion, total assets related to SFS as of September 30, 2010, increased to €12.506 billion from €11.704 billion a year earlier, due primarily to currency translation effects. These amounts represented 12% of Siemens' total assets in both periods. Total current assets were 48% in fiscal 2010, compared to 46% in prior year.

The following table shows current assets at the respective balance sheet dates:

(in millions of €)	September 30, 2010	2009
Cash and cash equivalents	**14,108**	10,159
Available-for-sale financial assets	**246**	170
Trade and other receivables	**14,971**	14,449
Other current financial assets[1]	**2,610**	2,407
Inventories	**14,950**	14,129
Income tax receivables	**790**	612
Other current assets	**1,258**	1,191
Assets classified as held for disposal	**715**	517
Total current assets	**49,648**	**43,634**

1 Due to the retrospective application of an amended accounting pronouncement in fiscal 2010, certain derivatives, not qualifying for hedge accounting, were reclassified from current to non-current (see "Notes to the Consolidated Financial Statements").

Cash and cash equivalents totaled €14.108 billion as of September 30, 2010. The increase of €3.949 billion was primarily driven by strong cash flow from operating activities. For detailed information, see "Liquidity and capital resources – Cash flow – Fiscal 2010 compared to fiscal 2009."

The increases of €522 million in *Trade and other receivables* and of €821 million in *Inventories* year-over-year were due mainly to currency translation effects.

The increase of €203 million in *Other current financial assets* relates primarily to changes in fair market values of derivatives used for our hedging activities.

Assets classified as held for disposal increased to €715 million as of September 30, 2010 compared to €517 million a year earlier. As of September 30, 2010, *Assets classified as held for disposal* included our stake in Areva NP S.A.S., held by the Energy Sector, and our stake relating to Electronics Assembly Systems (EA) in Centrally managed portfolio activities.

Long-term assets at the respective balance sheet dates were as follows:

(in millions of €)	September 30, 2010	2009
Goodwill	**15,763**	15,821
Other intangible assets	**4,969**	5,026
Property, plant and equipment	**11,748**	11,323
Investments accounted for using the equity method	**4,724**	4,679
Other financial assets[1]	**11,296**	10,525
Deferred tax assets	**3,940**	3,291
Other assets	**739**	627
Total long-term assets	**53,179**	**51,292**

1 Due to the retrospective application of an amended accounting pronouncement in fiscal 2010, certain derivatives, not qualifying for hedge accounting, were reclassified from current to non-current (see "Notes to the Consolidated Financial Statements").

Goodwill remained nearly level at €15.763 billion as of September 30, 2010 compared to €15.821 billion a year earlier. A decrease in *goodwill* due to impairment charges of €1.145 billion at the Healthcare Sector's Diagnostics Division in the fourth quarter of fiscal 2010 was mostly offset by currency translation effects and additions to *goodwill* relating primarily to the acquisition of 100% of Solel Solar Systems Ltd., a solar thermal power technology company, by the Energy Sector's Renewable Energy Division. For further information relating to the goodwill impairment, see "– Goodwill impairment at Healthcare Sector's Diagnostics Division."

Investments accounted for using the equity method increased to €4.724 billion as of September 30, 2010 compared to €4.679 billion a year earlier. The increase was due to new investments, increases in existing investments, the conversion of €500 million shareholder loans to NSN into preferred shares (which resulted in an increase of €500 million in our investment in NSN and had no impact on our cash flow) and currency translation effects. These factors were partly offset primarily by losses related to our stake in NSN and by the sale of our 25% minority stake in Dräger Medical AG & Co. KG to its majority shareholder Drägerwerk AG & Co. KGaA.

The increase in *Other financial assets* resulted mainly from changes in the non-current portion of the fair market values of derivatives used for our hedging activities as well as increased loan receivables primarily at SFS. Other financial assets were reduced in fiscal 2010 by the conversion of the above-mentioned €500 million in shareholder loans to NSN into preferred shares. NSN has announced that it has entered into an agreement with Motorola, Inc. to acquire the majority of Motorola's wireless network infrastructure assets subject to customary closing conditions including regulatory approvals. Siemens and Nokia each intend to convert under certain conditions a further €250 million in shareholder loans to NSN into preferred shares, which would not have an impact on our cash flow.

The table below shows our current and long-term liabilities at the respective balance sheet dates:

(in millions of €)	September 30, 2010	2009
Short-term debt and current maturities of long-term debt	2,416	698
Trade payables	7,880	7,593
Other current financial liabilities[1]	1,401	1,600
Current provisions	5,138	4,191
Income tax payables	1,816	1,936
Other current liabilities	21,794	20,311
Liabilities associated with assets classified as held for disposal	146	157
Total current liabilities	**40,591**	**36,486**
Long-term debt	17,497	18,940
Pension plans and similar commitments	8,464	5,938
Deferred tax liabilities	577	776
Provisions	3,332	2,771
Other financial liabilities[1]	990	706
Other liabilities	2,280	2,022
Total long-term liabilities	**33,140**	**31,153**

1 Due to the retrospective application of an amended accounting pronouncement in fiscal 2010, certain derivatives, not qualifying for hedge accounting, were reclassified from current to non-current (see "Notes to the Consolidated Financial Statements").

Short-term debt and current maturities of long-term debt totaled €2.416 billion at the end of fiscal 2010, an increase of €1.718 billion from the prior year-end. This increase mainly resulted from the reclassification of a €2.0 billion 5.75% Eurobond (formerly classified as Long-term debt), partly offset by the repayment of commercial paper.

The increase of €287 million in *Trade payables* year-over-year was due mainly to currency translation effects.

Other current liabilities increased by €1.483 billion compared to the prior year-end, due mainly to higher billings in excess of cost primarily at Energy. As of September 30, 2010, *Other current liabilities* included liabilities of €310 million related to special remuneration for non-management employees.

Long-term debt decreased by €1.443 billion compared to the prior year-end. The decrease was mainly due to the above-mentioned reclassification of a €2.0 billion 5.75% Eurobond to *Short-term debt and current maturities of long-term debt* partly offset by fair value hedge accounting adjustments and currency translation effects.

Pension plans and similar commitments increased to €8.464 billion as of September 30, 2010 compared to €5.938 billion a year earlier, reflecting the increase in the underfunding of Siemens' principal pension plans as of September 30, 2010 to €6.4 billion, compared to €4.0 billion a year earlier.

The increase in *Current Provisions* and the increase in non-current *Provisions* included higher warranties, higher provisions for order-related losses and risks, and higher asset retirement obligations due to changes in discount rates.

The increase of €284 million in *Other financial liabilities* relates primarily to changes in the non-current portion of fair market values of derivatives designated as hedging instruments.

Shareholders' equity and total assets were as follows:

(in millions of €)	September 30, 2010	2009
Total equity attributable to shareholders of Siemens AG	**28,346**	**26,646**
Equity ratio	*28%*	*28%*
Non-controlling interests	750	641
Total assets	**102,827**	**94,926**

Total equity attributable to shareholders of Siemens AG increased €1.700 billion year-over-year, to €28.346 billion at the end of fiscal 2010. The increase in Total equity was due mainly to the Net income attributable to shareholders of Siemens AG of €3.899 billion and positive currency translation effects of €1.179 billion. These factors were partly offset by dividend payments of €1.388 billion and actuarial losses on pension plans and similar commitments of €2.053 billion.

While both Total assets and *Total equity attributable to shareholders of Siemens AG* increased year-over-year, our equity ratio excluding non-controlling interests remained at 28%.

For additional information on our net assets position, see "Notes to Consolidated Financial Statements."

GOODWILL IMPAIRMENT AT HEALTHCARE SECTOR'S DIAGNOSTIC DIVISION

The annual test for impairment of goodwill of the Diagnostics Division within the Sector Healthcare was performed as of September 30, 2010. As a result, the goodwill was reduced due to an impairment amounting to €1.145 billion, below the previously announced estimate primarily due to currency translation effects. The Diagnostics Division is based on the acquisitions of Diagnostic Products Corporation (DPC), the diagnostics division of Bayer AG, and the acquisition of Dade Behring, Inc. The Division operates in the global healthcare market for diagnostic testing systems and consumables which faces increasing cost restraints but is estimated to still represent a growing market mainly due to the megatrend demographic change. While the cost targets associated with the integration of the acquired three companies were met, the growth targets have not been achieved.

As a result of a strategic review, which was completed in the three months ended September 30, 2010, the Division's medium-term growth prospects and the long-term market development in laboratory diagnostics have been reassessed and the Division's business planning has been adjusted accordingly to reflect expected lower growth prospects. Cash flows beyond the 5-year planning period were extrapolated using a constant growth rate of 2.25%. The main reasons for these lower growth prospects and therefore adjusted business targets are delays in technology and product related development activities along with increasing competition. The adjusted business plan resulting from the strategic review was the basis for the annual goodwill impairment test in the three months ended September 30, 2010.

The estimated fair value of Diagnostics is assumed to be mainly driven by its terminal value. Cash flows beyond the 5-year planning period were extrapolated using a constant growth rate of 2.25%. A post-tax discount rate of 7% was applied. The recoverable amount of the Diagnostics Division is calculated as fair value less costs to sell and amounts to €8.300 billion. A decrease of the terminal value growth rate by 0.25 percentage points would reduce the Division's recoverable amount by more than 3.6%. The Division's recoverable amount would decline by 9.1% upon a 0.5 percentage point increase in the discount rate.

Except for the Diagnostics Division within the Healthcare Sector described above, the recoverable amounts for the annual impairment test 2010 for Divisions and Cross-Sector Businesses were estimated to be significantly higher than the carrying amounts. For further information, refer to "Notes to Consolidated Financial Statements."

Overall assessment of the economic position

Siemens ended fiscal 2010 as a more focused company with strong operating momentum. Net income and Total Sectors profit climbed above the prior-year levels, and all three Sectors generated strong increases in free cash flow compared to the prior year. We also restored order growth following the economic downturn, particularly in our shorter-cycle businesses, and kept revenue level with the prior year by steadily converting orders from our strong order backlog into current business. Order development was clearly more robust in the second half of fiscal 2010 than in the first half, as our Sectors took advantage of improving market conditions.

In fiscal 2010, we completed our Fit42010 program, which we believe successfully transformed Siemens from a cultural, organizational and performance perspective. While we were broadly successful in achieving the financial objectives of Fit42010, we were not able to meet every quantitative target included in the program in fiscal 2010. We set these targets based on normal business cycles, before global recessionary conditions and adverse effects of the financial crisis materially affected the growth of our business in fiscal 2009 and fiscal 2010. As a result, organic revenue growth came in below our target in fiscal 2010 (see "Business and operating environment – Financial performance measures"). Yet during the years in which we pursued Fit42010 we achieved a compound annual growth rate for organic revenue of 4%, which is two times the level of real global GDP growth reported by IHS Global Insight for this period. Another major component of Fit42010 was optimizing our business portfolio, such as by divesting 51% of our share in the enterprise networks business. During fiscal 2010, we substantially completed the streamlining of Centrally managed portfolio activities by finding a buyer for the electronics assembly systems business.

During the fourth quarter of fiscal 2010 we completed a strategic review that reassessed the medium-term growth prospects and long-term market development of the laboratory diagnostics business. Following completion of the annual impairment test, we took a substantial goodwill impairment which reduced profit for the Healthcare Sector compared to the prior year. We also launched a strategic reorientation of Siemens IT Solutions and Services, aimed at improving its competitive position in part by reducing its workforce. Associated charges for staff reduction measures resulted in a loss for the business for the fiscal year.

In light of these factors, we believe that we successfully achieved the objectives of Fit42010.

Our commitment to a strong financial position remained steady in 2010, including a conservative capital structure, strong cash position and healthy debt maturity profile. Our equity ratio excluding non-controlling interests remained steady at 28%. The Management Board and the Supervisory Board propose a dividend of €2.70 per share, up from €1.60 per share a year earlier.

Report on post-balance sheet date events

Since September 30, 2010, no events of special significance have occurred that are expected to have a material impact on the financial position or results of operations of Siemens.

Report on expected developments and associated material opportunities and risks

REPORT ON EXPECTED DEVELOPMENTS

Worldwide economy

According to the predictions of IHS Global Insight, the global economy will expand more than 3% in real terms in both 2011 and 2012, although GDP growth will continue to be markedly faster in emerging markets than in the industrialized countries. The forecast for global economic growth in 2011 is 3.3%, slowing slightly compared with the expected growth for 2010 of 3.8%. For 2012, IHS Global Insight is projecting global economic growth of 3.6%. When global growth estimates are examined at a regional level, significant differences in expected growth rates emerge. Growth is expected to be considerably more subdued in the Europe, C.I.S., Africa, Middle East region and in the Americas than in Siemens' third reporting region, Asia, Australia. A growth rate of 2.4% is predicted for Europe, C.I.S., Africa, Middle East in 2011, rising to 2.6% in 2012. The growth forecasts for the Americas region are 2.7% in 2011 and 3.3% in 2012. Although growth in Asia, Australia is expected to slow in 2011 relative to 2010, forecasts from IHS Global Insight indicate that the growth of GDP in this region will be 4.9% in 2011, with an expected rise to 5.3% in 2012.

As far as the trend in gross fixed investment is concerned, IHS Global Insight anticipates that in 2011 this key indicator will be up by 5.8% in real terms year-over-year. This means that capital investment is expected to exceed the level it reached before the recession. IHS Global Insight is forecasting a further increase of 6.5% in gross fixed investment in 2012. This growth is expected to be concentrated in Asia, Australia and the Americas. IHS Global Insight is forecasting increases in gross fixed investment in Asia, Australia of 6.9% in 2011 and 7.2% in 2012. For the Americas, the forecast is for growth of 6.5% in 2011 and 8.6% in 2012. Growth in gross fixed investment is expected to be considerably slower in the Europe, C.I.S., Africa, Middle East region, at 3.7% in each of the two following years.

With an increase of 10.1% in 2010, manufacturing value added is recovering rapidly from a sharp downturn during the recession. IHS Global Insight forecasts that growth rates for this key indicator will return to more normal levels in 2011 and 2012, with figures of 5.6% and 5.3%, respectively. In particular, IHS Global Insight estimates that growth in manufacturing value added in the Asia, Australia region will drop down from the historically high level of 15.4% in 2010 to 8.1% in 2011 and 7.6% in 2012, thus returning to the growth pattern seen prior to the recession.

The forecasts presented here for gross domestic product and gross fixed investment are based on a report from IHS Global Insight dated October 15, 2010. The figures for manufacturing value added are based on data from IHS Global Insight taken from a report as of October 22, 2010. Siemens has not independently verified this data.

Market development

While demand in shorter-cycle markets served by the **Industry** Sector already showed strong signs of recovery early in the just-completed fiscal year, longer-cycle markets started to recover only in part in fiscal 2010. We expect the markets for our shorter-cycle businesses to show an average of high single-digit annual growth in the next two years. Our expectation for the next two fiscal years also includes market growth for our longer-cycle businesses. Here we expect slower growth than in the markets for our shorter-cycle businesses.

The markets served by the **Energy** Sector hit bottom in the second half of fiscal 2010. For the next two fiscal years we expect the broad energy markets to show clear recovery driven by increased electricity demand related to economic growth and implementation of environment-friendly policies. Furthermore, emerging markets are expanding their power infrastructures while developed countries are modernizing their aging infrastructure.

For the healthcare industry, in which our **Healthcare** Sector participates, we see an improvement in the outlook over the next two fiscal years due to growth in emerging markets combined with a moderate recovery in the U.S. We anticipate that these factors will offset potential impacts from cuts in public spending for healthcare, particularly in Europe. Therefore we expect mid-single-digit growth in the overall healthcare market in the next two fiscal years.

Siemens Group
Results of operations

We are basing our outlook for the Siemens Group and its segments on the above mentioned expectations of the overall economic situation as well as the specific market conditions over the next two fiscal years. Our outlook is based on an exchange rate of 1.35 U.S. dollar per EUR.

With continuing improvement in Siemens' markets, we expect organic **order intake** in fiscal 2011 to show a clear increase compared to fiscal 2010. Order intake growth is expected to benefit in particular from growth in our wind and transportation businesses. Following a decline in fiscal 2010, we expect **organic revenue** to show moderate growth in fiscal 2011. The assumptions underlying this outlook include successful recovery in the global economy as described above, and anticipated growth in our Environmental Portfolio. In addition, we expect revenue to benefit from conversion of the strong order backlog of our three Sectors, which stood at €87 billion at the end of fiscal 2010. We expect to convert approximately €39 billion of the backlog into revenue in fiscal 2011 and €19 billion in fiscal 2012. Within the backlog in fiscal 2011, we expect €21 billion in revenue conversion from the €53 billion backlog of the Energy Sector, €14 billion in revenue conversion from the €28 billion backlog of Industry, and €3.5 billion in revenue conversion from the €7 billion backlog of Healthcare. Based on an expected positive development in global energy markets and in our longer-cycle industrial markets, we expect organic revenue growth to continue in fiscal 2012. Revenue in fiscal 2012 is expected to benefit from an anticipated book-to-bill ratio above one in fiscal 2011, as the expected substantial growth in order intake in our wind and transportation businesses mentioned above generates revenue growth going forward.

As mentioned earlier, revenue from our Environmental Portfolio is expected to grow from €27.6 billion in fiscal 2010 to more than €40 billion in fiscal 2014. The growth rate of our Environmental Portfolio is expected to be higher than for Siemens overall. In fiscal 2010 revenue from emerging markets contributed approximately 30% of total revenue and Siemens intends to increase this share over time. While we are focusing principally on organic growth, our strategy also includes options to strengthen our core businesses via acquisitions and divestments.

We expect that **income from continuing operations** in fiscal 2011 will rise by at least 25% to 35% compared to reported results in fiscal 2010. This outlook excludes effects that may arise from legal and regulatory matters. The assumptions underlying this outlook include anticipated revenue growth as discussed above, Sector profitability in their respective adjusted EBITDA margin corridors, and improved results below the Sectors as discussed below. Further assumptions include limited effects related to currency, only a moderate increase in pricing pressure, and a positive contribution from supply chain management. Expenses for R&D are expected to grow in fiscal 2011 in absolute terms, and also as percentage of revenue. As part of our growth plans within certain markets and regions, we also plan to increase our expenses for SG&A in absolute terms compared to fiscal 2010, in particular marketing & selling expenses with respect to go-to-market activities. We will monitor the development of actual order growth carefully and reassess the planning for R&D and SG&A promptly, if our growth momentum should slow. The income contribution from supply chain management is expected to be more limited than in fiscal 2010, while pricing pressure from customers is expected to be higher than in the prior year mostly due to rising competitive dynamics in the Energy sector particularly in China. Based on a positive macroeconomic environment, revenue growth and success with our go-to-market activities, we expect positive development in income from continuing operations in fiscal 2012.

We are exposed to currency translation effects, involving the U.S. dollar, British pound and currencies of emerging markets such as China, India and Brazil. We also expect volatility in global currency markets to continue in fiscal 2011. Given that Siemens is a net exporter from the Europe zone to the rest of world, a weak Euro is principally favorable for our business. Through optimization of our production facilities during the recent past, we have improved our natural hedge on a global basis. In addition, we have already systematically addressed the remaining currency risk in our export business activities for fiscal 2011, see "Notes to Consolidated Financial Statements." We expect these steps to help reduce effects on income related to currency in fiscal 2011.

One of our most important goals is to increase Siemens' capital efficiency, which we measure in terms of adjusted return on capital employed (**ROCE (adjusted)**). Based on our expectation for capital-efficient growth in our businesses and continuous improvement relative to markets and competitors, we expect ROCE (adjusted) within our target range of 15% to 20% in both fiscal 2011 and fiscal 2012. Starting with One Siemens we adopted an advanced definition of ROCE. For further information see "Business and operating environment – Financial performance measures – One Siemens" as well as "Additional information for supplemental financial measures."

We intend to propose dividend payments to the shareholders of Siemens AG representing between 30% and 50% of net income in each of the next two fiscal years. The percentage calculation will take into account exceptional non-cash effects within income. We intend to fund these dividend payments from Free cash flow.

Financial position

Following the unprecedented level of **Free cash flow** in fiscal 2010, we expect Free cash flow to be burdened in 2011, by cash outflows for R&D and SG&A expenses associated with growth as mentioned above, substantial outflows for intangible and tangible assets, and substantial outflows for personnel-related payments associated with the staff reduction measures and special remuneration for which expenses were recognized in fiscal 2010 as mentioned earlier. We expect Free cash flow in 2012 to be influenced by revenue growth and earnings development.

We intend to maintain our focus on net working capital management as an important factor for cash generation within operating activities, and on investments in intangible and tangible assets within cash used in investing activities. For both net working capital and capital expenditures (investments in intangible assets and property, plant and equipment), we take into account both the macroeconomic environment and our own order growth. With regard to capital expenditures, we aim to achieve a ratio of investments in intangible assets and fixed assets to depreciation and amortization expense in a range from 95% to 115% for our Sectors. We will retain our stringent approval process for capital investments, which goes up to the Managing Board. In preparation for future growth, we intend to increase our capital expenditures in fiscal 2011, particularly in Industry and Energy.

In the area of **investment planning**, we expect to continue investing in our established markets, such as to safeguard market share and competitive advantages based on technological innovation. We will also continue investing in emerging markets, such as for increasing our capacities for designing, manufacturing and marketing new solutions within these markets. At the Sector level, Industry intends to invest in capacity extension and technical innovations, particularly relating to new energy-saving LED and OLED technologies. The Sector expects that investment in energy-saving products will account for a growing share of its investments in emerging markets. The Energy Sector plans to invest in particular in the technology-driven wind power market and in major emerging markets, such as India. The Healthcare Sector has a tight control on investment and the main area continues to be the development of software and IT solutions.

With our ability to generate positive operating cash flows, our total liquidity of €14.4 billion and undrawn lines of credit of €6.3 billion, and our credit ratings at year-end we believe that we have sufficient flexibility to fund our capital requirements including for scheduled debt service, regular capital spending, ongoing cash requirements from operating and SFS financing activities, dividend payments, pension plan funding and portfolio activities. Also in our opinion, our working capital is sufficient for the Company's present requirements.

Our commitment to a strong financial position includes a conservative **capital structure**. For our medium-term capital structure, we seek a ratio of adjusted industrial net debt to adjusted EBITDA in the range of 0.5 to 1.0.

Segments

As for the Group, our outlook for our segments is based on the above-mentioned expectations regarding the overall economic situation as well as the specific market conditions over the next two fiscal years. Combined with our focus under One Siemens on exceeding the performance of relevant competitors, we expect these factors to result in revenue growth in fiscal 2011 and 2012. Also as part of One Siemens, we have defined adjusted EBITDA margin corridors for the respective industries of our three Sectors throughout their complete business cycles. For Industry and Energy, the margin corridor is 10% to 15%. For Healthcare, the margin corridor is 15% to 20%. For **SFS**, our financial services business, the target range for return on equity is 15% to 20%. We expect that results for our

Sectors and SFS will be within their respective ranges for both fiscal 2011 and 2012. In particular, we expect fiscal 2011 results to include the divestment of our stake in Areva NP held by the Energy Sector.

We expect that income development from **Equity Investments** will remain volatile in fiscal 2011 and fiscal 2012. Restructuring measures continue at NSN, which we expect to have substantial impacts on income from Equity Investments. Developments at NSN in coming periods may be influenced by integration of wireless network infrastructure assets from Motorola, the acquisition of which is expected to close in coming months.

Measures initiated in fiscal 2010 to improve the competitive position of **Siemens IT Solutions and Services** will be implemented in fiscal 2011. While we expect a substantial improvement in fiscal 2011 results compared to the loss reported for fiscal 2010, we do not expect the business to deliver results typical of its industry within the forecast horizon.

We expect that activities at the Corporate level related to establishing Siemens IT Solutions and Services as a legally separate, stand-alone operating entity and wholly owned subsidiary of Siemens, will result in substantial charges in fiscal 2011. These charges will be reported within **Corporate items**. In fiscal 2010, Corporate items included expenses of €310 million related to special remuneration for non-management employees as mentioned above. Once the allocation of the remuneration is determined in the first quarter of fiscal 2011, the expenses will be allocated primarily to the Sectors in fiscal 2011. Beginning with fiscal 2011, central infrastructure costs that have been included in Corporate items up to and including fiscal 2010 will be allocated primarily to the Sectors. Financial information for prior periods will be reported on a comparable basis. For example, comparable fiscal 2010 results will show allocated central infrastructure costs of €585 million.

Overall assessment

With continuing improvement in Siemens' markets, we expect organic order intake to show a clear increase compared to fiscal 2010. Supported also by our already strong order backlog, we expect revenue to return to moderate organic growth in fiscal 2011. We further anticipate income from continuing operations to exceed reported fiscal 2010 results by at least 25% to 35%. This outlook excludes effects that may arise from legal and regulatory matters. Based on our expectation for capital-efficient growth in our businesses and continuous improvement relative to markets and competitors, we expect ROCE (adjusted) within the target range of 15% to 20% in both fiscal 2011 and fiscal 2012.

Overall, the actual development for Siemens and its segments may vary, positively or negatively, from our expectations due to the inherent uncertainties related to a number of factors discussed above, particularly including recovery of the global economy, anticipated market development, limited effects related to currency, and progress in converting our strong order backlog into current revenue, as well as the risks and opportunities described below. See "– Risks" as well as "– Opportunities." This Report on expected developments should be read in conjunction with the disclaimer at the end of this Combined management's discussion and analysis.

RISK MANAGEMENT

Our risk management policy stems from a philosophy of pursuing sustainable growth and creating economic value while avoiding and managing inappropriate risks. As risk management is an integral part of how we plan and execute our business strategies, our risk management policy is set by the Managing Board. Our organizational and accountability structure requires each of the respective managements of our Sectors, Cross-Sector Businesses, Regional Clusters and Corporate Units to implement risk management programs that are tailored to their specific industries and responsibilities, while being consistent with the overall policy established by the Managing Board.

We have implemented and coordinated a set of risk management and control systems which support us in the early recognition of developments jeopardizing the continuity of our business. The most important of these systems include our enterprise-wide processes for strategic planning and management reporting. Strategic planning is intended to support us in considering potential risks well in advance of major business decisions, while management reporting is intended to enable us to monitor such risks more closely as our business progresses. Our internal auditors regularly review the adequacy and effectiveness of our risk management system. Accordingly, if deficits are detected, it is possible to adopt appropriate measures for their elimination. This coordination of processes and procedures is intended to help ensure that the Managing Board and the Supervisory Board are fully and timely informed about significant risks.

Risk management at Siemens is based on a comprehensive, interactive and management-oriented Enterprise Risk Management (ERM) approach that is integrated into the organization and that addresses both risks and opportunities. Our ERM approach is based on the worldwide accepted "Enterprise Risk Management – Integrated Framework" developed by the "Committee of Sponsoring Organizations of the Treadway Commission" (COSO). It connects the ERM process with a company's financial reporting process and is closely integrated into the internal control system. It considers a company's strategy, the efficiency and effectiveness of its business operations, the reliability of its financial reporting as well as compliance with relevant laws and regulations to be equally important.

The ERM process aims for an early identification and evaluation of, and response to, those risks and opportunities that could materially affect the achievement of our strategic, operational, financial and compliance objectives. Our ERM is based on a net risk approach, covering risks and opportunities remaining after the execution of existing control measures. In order to provide a comprehensive view on our business activities, risks and opportunities are identified in a structured way combining elements of a top-down and bottom-up approach.

Operational and organizational structure of the Enterprise Risk Management (ERM) process



Managing Board
Overall responsibility for the Risk and Internal Control System. Defines risk policy and ERM strategy.
Audit Committee
Oversees the effectiveness of the risk management and internal control system.
Corporate Risk & Internal Control Committee (CRIC)
Reports to and supports the Managing Board in matters relating to the implementation, operation and oversight of an effective Risk and Internal Control System.
Chief Risk & Internal Control Officer
Chairman of the CRIC. Defines and monitors application of ERM strategy, policy and methodology. Consolidates Siemens wide risk and opportunity profile for CRIC.
Sector Risk & Internal Control Committee
Cluster Risk & Internal Control Committee
Oversee the risk and internal control activities for their area of responsibility and provide the Management with information necessary to report to the CRIC.
Sector¹ Management
Cluster Management
Heads of Corporate Units
Implement ERM system and ensure management and monitoring of risks and opportunities in their respective organization.

1 The term Sector in this chart comprises Sectors, Cross-Sector Businesses and SRE.

Risks and opportunities are generally reported on a quarterly basis. This regular reporting process is complemented by an ad-hoc reporting process that aims to escalate critical issues in a timely manner. Relevant risks and opportunities are prioritized in terms of impact and likelihood, considering quantitative and/or qualitative perspectives. The bottom-up identification and prioritization process is supported by workshops with the respective management of the Sector, Cross-Sector Business, Regional Cluster and Corporate Unit organizations. This top-down element ensures that potential new risks and opportunities are discussed at the management level and are included in the subsequent reporting process, if found to be relevant. Reported risks and opportunities are analyzed regarding potential cumulative effects and are aggregated at Sector, Cross-Sector Business, Regional Cluster and Corporate level.

Responsibilities are assigned for all relevant risks and opportunities with the hierarchical level of responsibility depending on the significance of the respective risk or opportunity. In a first step, assuming responsibility for a specific risk or opportunity involves deciding upon one of our general response strategies, or a combination of them. Our general response strategies with respect to risks are avoidance, transfer, reduction or acceptance of the relevant risk. Our general response strategies with respect to opportunities are non-realization, transfer and partial or complete realization of the relevant opportunity. In a second step, responsibility for a risk or opportunity also involves the development, initiation and monitoring of appropriate response measures corresponding to the chosen response strategy. These response measures have to be specifically tailored to allow for effective risk management. Accordingly, we have developed a variety of response measures with different characteristics: For example, we mitigate the risk of fluctuations in currency and interest rates by engaging in hedging activities. Regarding our long-term projects, systematic and comprehensive project management with standardized project milestones, including provisional acceptances during project execution, and complemented by clearly defined approval processes assists us in identifying and responding to project risks at an early stage, even before entering the bidding phase. Furthermore, we maintain appropriate insurance levels for potential cases of damage and liability risks in order to reduce our exposure to such risks and to avoid or minimize potential losses. Among others, we address the risk of fluctuations in economic activity and customer demand by closely monitoring the macroeconomic conditions and developments in relevant industries, and by adjusting capacity and implementing cost reduction measures in a timely and consistent manner, if deemed necessary.

To oversee the ERM process and to further drive the integration and harmonization of existing control activities in alignment with legal and operational requirements, the Managing Board established a Corporate Risk and Internal Control Department, headed by the Chief Risk & Internal Control Officer, and a Corporate Risk and Internal Control Committee (CRIC). The CRIC obtains risk and opportunity information from the Risk Committees established at Sector, Cross-Sector Business and Regional Cluster level as well as from the Heads of Corporate Units, which then forms the basis for the evaluation of the company-wide risk and opportunity situation. The CRIC reports to and supports the Managing Board on matters relating to the implementation, operation and oversight of the risk and internal control system and assists the Managing Board in reporting to the Audit Committee of the Supervisory Board. The CRIC is composed of the Chief Risk & Internal Control Officer, as the chairperson, and members of senior management such as the Sector and Cross-Sector Business CEOs, the CFO of Siemens, and selected Heads of Corporate Units.

Below we describe the risks that could have a material adverse effect on our business, our financial condition and results of operations, the price of our shares and American depository shares (ADS), and our reputation. The order in which the risks are presented in each of the four categories reflects the currently estimated relative exposure for Siemens associated with these risks and thus provides an indication of the risks' current importance to us. Nevertheless, risks currently considered to entail a lower risk exposure could potentially result in a higher negative impact on Siemens than risks currently considered to entail a higher risk exposure. Additional risks not known to us or that we currently consider immaterial may also impair our business operations. We do not expect to incur any risks that alone or in combination would appear to jeopardize the continuity of our business.

RISKS

Strategic risks

We operate in highly competitive markets, which are subject to price pressures and rapid changes: The worldwide markets for our products and solutions are highly competitive in terms of pricing, product and service quality, development and introduction time, customer service and financing terms. In many of our businesses, we face downward price pressure and we are or could be exposed to market downturns or slower growth, which may increase in times of declining investment activities and consumer demand. We face strong competitors, some of which are larger and may have greater resources in a given business area, as well as competitors from emerging markets, which may have a better cost structure. Some industries in which we operate are undergoing consolidation, which may result in stronger competitors and a change in our relative market position. Certain competitors might be more effective and faster in capturing available market opportunities, which in turn may negatively impact our market share. These factors alone or in combination may negatively impact our financial condition, including effects on assets, liabilities and cash flows (financial condition), and results of operations.

Our business is affected by the uncertainties of economic and political conditions, in particular, in the current macroeconomic environment following the global downturn and financial crisis: Our business environment is influenced by conditions in the domestic and global economies. In fiscal 2010, certain indices and economic data showed signs of improvement and stabilization in the macroeconomic environment compared to the situation during fiscal 2009, which was characterized by a strong decline in consumer and business confidence, increased unemployment and reduced levels of capital expenditure, among other things. In light of the latest economic developments, the high degree of unemployment in certain countries, the level of public debt in the U.S., as well as in Greece and other European countries, uncertainties with respect to the stability of the Chinese economy, and the potential impact of budget consolidation measures by governments around the world, there can be no assurance that these improvements will be broad-based and sustainable, and it is unclear, how they will affect the markets relevant for us. In general, due to the significant proportion of longer-cycle businesses in our Sectors and the importance of long-term contracts for Siemens, there is usually a time lag between the development of macroeconomic conditions and their impact on our financial results. If the improvements are only temporary and if we are not successful in adapting our production and cost structure to the current market environment there can be no assurance that we will not experience further adverse effects that may be material to our financial condition, results of operations and our ability to access capital. For example, it may become more difficult for our customers to obtain financing and as a result they may modify, delay or cancel plans to purchase our products and services or to execute transactions. Furthermore, prices may decline as a result of adverse market conditions to a greater extent than currently anticipated. In addition, contracted payment terms, especially regarding the level of advance payments by our customers relating to long-term projects, may become less favorable, which could negatively impact our cash flows. Additionally, if customers are not successful in generating sufficient revenue or securing access to the capital markets they may not be able to pay, or may delay payment of, the amounts they owe us, which may adversely affect our financial condition and results of operations.

Numerous other factors, such as fluctuations of energy and raw material prices as well as global political conflicts, including in the Middle East and other regions, continue to impact macroeconomic parameters and the international capital and credit markets. The uncertainty of economic and political conditions can have a material adverse impact on our investments, financial condition and results of operations and can also make our budgeting and forecasting more difficult.

Our Sectors and Cross-Sector Businesses are affected by a variety of market conditions and regulation. For example, our Industry Sector is vulnerable to unfavorable market conditions in certain segments of the automotive, manufacturing and construction industries. Our Healthcare Sector, in turn, is dependent on developments and regulations in the healthcare systems around the world, particularly in the important U.S. healthcare market. Finally, our Energy Sector is exposed to the development of global energy demand and is considerably affected by regulations related to energy and environmental policies.

Our businesses must keep pace with technological changes and develop new products and services to remain competitive: The markets in which our businesses operate experience rapid and significant changes due to the introduction of innovative technologies. To meet our customers' needs in these areas we must continuously design new, and update existing products and services and invest in and develop new technologies. Introducing new products and technologies requires a significant commitment to research and development, which in return requires considerable financial resources that may not always result in success. Our sales and profits may suffer if we invest in technologies that do not operate or may not be integrated as expected or are not accepted in the marketplace as anticipated or if our products or systems are not introduced to the market in a timely manner, in particular compared to our competitors, or as they become obsolete. Furthermore, in some of our markets, the need to develop and introduce new products rapidly in order to capture available opportunities may lead to quality problems. Our operating results depend to a significant extent on our ability to anticipate and adapt to changes in markets and to reduce the costs of producing high-quality, new and existing products. Any inability to do so could have a material adverse effect on our financial condition and results of operations.

Our financial condition and results of operations may be adversely affected by continued strategic reorientations and cost-cutting initiatives: We are in a continuous process of strategic reorientation and constantly engage in cost-cutting initiatives, including in connection with ongoing capacity adjustment measures and structural initiatives, for example, in the Cross-Sector Business Siemens IT Solutions and Services. Capacity adjustments through consolidation of business activities and manufacturing facilities, and the streamlining of product portfolios are also part of these cost reduction efforts. These measures may negatively impact our financial condition and results of operations. Any future contribution of these measures to our profitability will be influenced by the actual savings achieved and by our ability to sustain these ongoing efforts.

Our financial condition and results of operations may be adversely affected by portfolio measures: Our strategy includes divesting our interests in some business areas and strengthening others through portfolio measures, including mergers and acquisitions.

With respect to dispositions, we may not be able to divest some of our activities as planned, and the divestitures we do carry out could have a negative impact on our financial condition, results of operations and, potentially, our reputation.

Mergers and acquisitions are inherently risky because of difficulties that may arise when integrating people, operations, technologies and products. There can be no assurance that any of the businesses we acquire can be integrated successfully and as timely as originally planned or that they will perform well once integrated. In addition, we may incur significant acquisition, administrative and other costs in connection with these transactions, including costs related to integration of acquired businesses. Furthermore, portfolio measures may result in additional financing needs and adversely affect our financial leverage and our debt-to-equity ratio. Acquisitions may also lead to substantial increases in intangible assets, including goodwill. Our balance sheet reflects a significant amount of intangible assets, including goodwill. Among our businesses, the largest amount of goodwill is allocated to the Divisions Diagnostics and Imaging &IT of the Healthcare Sector, and Industry Automation of the Industry Sector. If we were to encounter continuing adverse business developments including negative effects on our revenues, profits or on cash, or adverse effects from an increase in the weighted average cost of capital (WACC) or from foreign exchange rate developments or otherwise perform worse than expected at acquisition, then these intangible assets, including goodwill, e.g., at the Diagnostics Division, might have to be written down further and could materially and adversely affect our results of operations. The likelihood of such adverse business developments increases in times of difficult or uncertain macroeconomic conditions. For example, as a result of a strategic review which was finalized in the fourth quarter of fiscal 2010, the Diagnostics Division's medium-term growth prospects and the long-term market development in laboratory diagnostics have been reassessed and the Division's business planning has been adjusted accordingly to reflect expected lower growth prospects. The adjusted business plan was the basis for the annual goodwill impairment test in the fourth quarter of fiscal 2010, which resulted in a goodwill impairment of €1.145 billion with respect to the goodwill allocated to the Diagnostics Division.

We may be adversely affected by our equity interests and strategic alliances: Our strategy includes strengthening our business interests through joint ventures, associated companies and strategic alliances. Certain of our investments are accounted for using the equity method, including, among others, NSN, EN, BSH and KMW. Any factors negatively influencing the profitability of our equity investments, including negative effects on revenues, profits or on cash, could have an adverse effect on our equity pick-up related to these equity interests or may result in a write-down of these investments. In addition, our financial condition and results of operations could also be adversely affected in connection with loans, guarantees or non-compliance with financial covenants related to these equity investments. Furthermore, such investments are inherently risky as we may not be able to sufficiently influence corporate governance processes or business decisions taken by our equity investments and strategic alliances that may have a negative effect on our business. In addition, joint ventures bear the risk of difficulties that may arise when integrating people, operations, technologies and products. Strategic alliances may also pose risks for us because we compete in some business areas with companies with which we have strategic alliances.

Operations risks

We are dependent upon hiring and retaining highly qualified management and technical personnel: Competition for highly qualified management and technical personnel remains intense in the industries and regions in which our Sectors and Cross-Sector Businesses operate, in particular, in times of economic recovery. In many of our business areas, we intend to expand our business activities, for which we will need highly skilled employees. Our future success depends in part on our continued ability to hire, assimilate and retain engineers and other qualified personnel. There can be no assurance that we will continue to be successful in attracting and retaining all the highly qualified employees and key personnel needed in the future, including in appropriate geographic locations, and any inability to do so could have a material adverse effect on our business.

Increased IT security threats and higher levels of professionalism in computer crime could pose a risk to our systems, networks, products, solutions and services: We observe a global increase in IT security threats and higher levels of professionalism in computer crime, which pose a risk to the security of systems and networks and the confidentiality, availability and integrity of data. While we attempt to mitigate these risks by employing a number of measures, including employee training, comprehensive monitoring of our networks and systems, and maintenance of backup and protective systems such as firewalls and virus scanners, our systems, networks, products, solutions and services remain potentially vulnerable to attacks. Depending on their nature and scope, such attacks could potentially lead to the leakage of confidential information, improper use of our systems and networks, manipulation and destruction of data, defective products, production downtimes and supply shortages, which in turn could adversely affect our reputation, competitiveness and results of operations.

We may face interruption of our supply chain, including the inability of third parties to deliver parts, components and services on time, and could be subject to rising raw material prices: Our financial performance depends in part on reliable and effective supply chain management for components, sub-assemblies and other materials. Capacity constraints and supply shortages resulting from ineffective supply chain management may lead to delays and additional cost. We rely on third parties to supply us with parts, components and services. Using third parties to manufacture, assemble and test our products reduces our control over manufacturing yields, quality assurance, product delivery schedules and costs. The third parties that supply us with parts and components also have other customers and may not have sufficient capacity to meet all of their customers' needs, including ours, during periods of excess demand. Component supply delays can affect the performance of our Sectors. Although we work closely with our suppliers to avoid supply-related problems, there can be no assurance that we will not encounter supply problems in the future or that we will be able to replace a supplier that is not able to meet our demand. This risk is particularly evident in businesses with a very limited number of suppliers. Shortages and delays could materially harm our business. Unanticipated increases in the price of components due to market shortages or other reasons could also adversely affect the performance of our Sectors.

Our Sectors purchase raw materials including copper, steel, aluminum and oil, which exposes them to fluctuations in energy and raw material prices. In recent times, commodities have been subject to volatile markets, and such volatility is expected to continue. If we are not able to compensate for our increased costs or pass them on to customers, price increases could have a material adverse impact on our financial results. In contrast, in times of falling commodity prices, we may not fully profit from such price decreases as we attempt to reduce the risk of rising commodity prices by several means, such as long-term contracting or physical and financial hedging. In addition to price pressure that we may face from our customers expecting to benefit from falling commodity prices or adverse market conditions, this could also adversely affect our results of operations.

We may face operational failures and quality problems in our value chain processes: Our value chain comprises all steps, from research and development to supply chain management, production, marketing, sales and services. Operational failures in our value chain processes could result in quality problems or potential product, labor safety, regulatory or environmental risks. Such risks are particularly present in relation to our production facilities, which are located all over the world and have a high degree of organizational and technological complexity. From time to time, some of the products we sell might have quality issues resulting from the design or manufacture of such products or from the software integrated into them. Such operational failures or quality issues could have a material adverse effect on our financial condition and results of operations.

Our financial condition and results of operations may be adversely affected by cost overruns or additional payment obligations related to the management of our long-term, fixed price or turnkey projects: We perform a portion of our business, especially large projects, under long-term contracts that are awarded on a competitive bidding basis. Some of these contracts are inherently risky because we may assume substantially all of the risks associated with completing the project and the post-completion warranty obligations. For example, we face the risk that we must satisfy technical requirements of a project even though we may not have gained experience with those requirements before we win the project. The profit margins realized on such fixed-priced contracts may vary from original estimates as a result of changes in costs and productivity over their term. We sometimes bear the risk of unanticipated project modifications, shortage of key personnel, quality problems, financial difficulties of our customers, cost overruns or contractual penalties caused by unexpected technological problems, unforeseen developments at the project sites, performance problems with our suppliers, subcontractors and consortium partners or other logistical difficulties. Certain of our multi-year contracts also contain demanding installation and maintenance requirements, in addition to other performance criteria relating to timing, unit cost requirements and compliance with government regulations, which, if not satisfied, could subject us to substantial contractual penalties, damages, non-payment and contract termination. There can be no assurance that contracts and projects, in particular those with long-term duration and fixed-price calculation, can be completed profitably. For additional information, see "Notes to Consolidated Financial Statements."

Financial risks

We are exposed to currency risks and interest rate risks: We are exposed to fluctuations in exchange rates, especially between the U.S. dollar and the euro, because a high percentage of our business volume is conducted in the U.S. and as exports from Europe. In addition, we are exposed to currency effects involving the currencies of emerging markets such as China, India and Brazil. As a result, a strong euro in relation to the U.S. dollar and other currencies can have a material impact on our other revenues and results. Certain currency risks as well as interest rate risks are hedged on a Company-wide basis using derivative financial instruments. Depending on the development of foreign currency exchange rates, our hedging activities can have significant effects on our cash flow. Our Sectors and Cross-Sector Businesses engage in currency hedging activities which sometimes do not qualify for hedge accounting. In addition, our Corporate Treasury has interest rate hedging activities which also do not qualify for hedge accounting, and are subject to changes in interest rates. Accordingly, exchange rate and interest rate fluctuations may influence our results and lead to earnings volatility. A strengthening of the euro (particularly against the U.S. dollar) may also change our competitive position, as many of our competitors may benefit from having a substantial portion of their costs based in weaker currencies, enabling them to offer their products at lower prices.

We are exposed to volatile credit spreads: Regarding our Corporate Treasury activities, widening credit spreads due to uncertainty and risk aversion in the financial markets might lead to changing fair market values of our existing trade receivables and derivative financial instruments. In addition, we also see a risk of increasing refinancing costs if the recent stabilization and improvement in the global financial markets does not persist. Furthermore, costs for buying protection on credit default risks could increase due to a potential increase of counterparty risks.

Our future financing via Corporate Treasury may be affected by the uncertainties of economic conditions and the development of capital and bank markets: Our Corporate Treasury is responsible for the financing of the Company and our Sectors and Cross-Sector Businesses. Negative developments in the foreign exchange, money or capital markets, such as limited availability of funds (particularly U.S. dollar funds), may increase our overall cost of funding. The worldwide financial market crisis has had a global impact on the capital markets. These developments and the higher risk awareness of investors and of governments, in particular, may lead to further politically influenced regulation of the financial sector, could influence our future possibilities of obtaining debt financing, and may significantly increase credit spreads. Regarding our Corporate Treasury activities, deteriorating credit quality and/or default of counterparties may adversely affect our results.

Downgrades of our ratings could increase our cost of capital and could negatively affect our businesses: Our financial condition and results of operations are influenced significantly by the actual and expected performance of the Sectors and Cross-Sector Businesses, as well as the Company's portfolio measures. An actual or expected negative development of our results of operations or cash flows or an increase in our net debt position could result in the deterioration of our credit rating. Downgrades by rating agencies could increase our cost of capital, may reduce our potential investor base and may negatively affect our businesses.

Our financing activities subject us to various risks, including credit, interest rate and foreign exchange risk: We provide our customers with various forms of direct and indirect financing in connection with large projects such as those undertaken by our Energy Sector. We finance a large number of smaller customer orders, for example the leasing of medical equipment, in part through SFS. SFS also incurs credit risk by financing third-party equipment or by taking direct or indirect participations in financings, such as syndicated loans. In part, we take a security interest in the assets we finance or we receive additional collateral. We may lose money if the credit quality of our customers deteriorates or if they default on their payment obligation to us, if the value of the assets in which we have taken a security interest or additional collateral declines, if interest rates or foreign exchange rates fluctuate, or if the projects in which we invest are unsuccessful. Potential adverse changes in economic conditions could cause a further decline in the fair market values of financial assets and customer default rates to increase substantially and asset and collateral values to decline, resulting in losses which could have a negative effect on our financial condition and results of operations.

Our financial condition and results of operations may be adversely affected by several parameters influencing the funded status of our pension benefit plans: The funded status of our pension plans may be affected by an increase or decrease in the defined benefit obligation ("DBO"), as well as by an increase or decrease in the value of plan assets. Pensions are accounted for in accordance with actuarial valuations, which rely on statistical and other factors in order to anticipate future events. These factors include key pension plan valuation assumptions such as the discount rate, expected rate of return on plan assets, rate of future compensation increases and pension progression. Actual developments may differ from assumptions due to changing market and economic conditions, thereby resulting in an increase or decrease in the DBO. Significant movements in financial markets or a change in the portfolio mix of invested assets can result in corresponding increases or decreases in the value of plan assets, particularly equity securities, or in a change of the expected rate of return on plan assets. Also, changes in pension plan assumptions can affect net periodic pension cost. For example, a change in discount rates or in the expected return on plan assets assumptions may result in changes in the net periodic benefit cost in the following financial year. In order to comply with local pension regulations in selected foreign countries, we may face a risk of increasing cash outflows to reduce an underfunding of our pension plans in these countries, if any. At the end of fiscal 2010, the combined funded status of Siemens' principal pension benefit plans showed an underfunding of €6.4 billion, compared to an underfunding of €4.0 billion at the end of fiscal 2009. Further, the combined funded status of Siemens' principal other post-employment benefit plans showed an underfunding of €0.7 billion at the end of fiscal 2010, compared to an underfunding of €0.6 billion at the end of the prior fiscal year. Other liabilities for pension plans and similar commitments amounted to €1.2 billion at the end of fiscal 2010, compared to €1.1 billion at the end of the prior fiscal year. For further information, see "Notes to Consolidated Financial Statements."

For further information with regard to financial risks and financial risk management, see "Notes to Consolidated Financial Statements."

Compliance risks

We are subject to regulatory risks associated with our international operations: Protectionist trade policies and changes in the political and regulatory environment in the markets in which we operate such as foreign exchange import and export controls, tariffs and other trade barriers and price or exchange controls could affect our business in several national markets, impact our sales and profitability and make the repatriation of profits difficult, and may expose us to penalties, sanctions and reputational damage. In addition, the uncertainty of the legal environment in some regions could limit our ability to enforce our rights. For example, as a globally operating organization, we conduct business with customers in countries that are subject to export control regulations, embargos, sanctions or other forms of trade restrictions imposed by the U.S., the European Union or other countries or organizations. Business with customers in Iran has recently become subject to significant further regulation under Resolution 1929 (2010) of the Security Council of the United Nations, the U.S. Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010 enacted on July 1, 2010 as well as the Council Regulation (EU) No. 961/2010 of October 25, 2010 on restrictive measures against Iran and repealing Regulation (EC) No. 423/2007. Even though we have decided, as a general rule, as described in more detail in the section "Results of operations – Results of Siemens," not to enter into new contracts with customers in Iran, we may still conduct certain business activities and provide products and services to customers in Iran under limited circumstances in accordance with the detailed policies implementing this general rule. New or tightened export control regulations, sanctions, embargos or other forms of trade restrictions imposed on Iran or on other sanctioned countries in which we do business may result in a curtailment of our existing business in such countries and in an adaptation of our policies. In addition, the termination of our activities in Iran or other sanctioned countries may expose us to customer claims and other actions. We are currently in the process of evaluating the potential impact, if any, of the Iran legislation referenced above on, among other things, pre-existing contractual obligations in our Energy Sector's business in Iran.

We expect that sales to emerging markets will continue to account for an increasing portion of our total revenue, as our business naturally evolves and as developing nations and regions around the world increase their demand for our offering. Emerging market operations present several risks, including civil disturbances, health concerns, cultural differences such as employment and business practices, volatility in gross domestic product, economic and governmental instability, the potential for nationalization of private assets and the imposition of exchange controls. In particular, the Asian markets are important for our long-term growth strategy, and our sizeable operations in China are influenced by a legal system that is still developing and is subject to change. Our growth strategy could be limited by governments supporting local industries. Our Sectors and Cross-Sector Businesses, particularly those that derive their revenue from large projects, could be adversely affected if future demand, prices and gross domestic product in the markets in which those Sectors and Cross-Sector Businesses operate do not develop as favorably as expected. If any of these risks or similar risks associated with our international operations were to materialize, our financial condition and results of operations could be materially adversely affected.

Public prosecutors and other government authorities in jurisdictions around the world are conducting investigations of our Company and certain of our current and former employees regarding allegations of public corruption and other illegal acts. The results of these and any future investigations may have a material adverse effect on the development of future business opportunities, our financial condition and results of operations, the price of our shares and American depository shares (ADS) and our reputation: Public prosecutors and other government authorities in jurisdictions around the world are investigating allegations of corruption at a number of our former business groups and regional companies. In addition to ongoing investigations, there could be additional investigations launched in the future by governmental authorities in these or other jurisdictions and existing investigations may be expanded. As a result, governmental authorities may take action against us or some of our employees. These actions could include further criminal and civil fines as well as penalties, sanctions, injunctions against future conduct, profit disgorgements, disqualifications from directly and indirectly engaging in certain types of business, the loss of business licenses or permits or other restrictions. In addition to monetary and other penalties, further monitors could be appointed to review future business practices with the goal of ensuring compliance with applicable laws and we may otherwise be required to further modify our business practices and our Compliance Program. Tax authorities may also impose certain remedies, including potential tax penalties. Depending on the development of the investigations, we may be required to accrue material amounts for such penalties, damages, profit disgorgement or other possible actions that may be taken by various governmental authorities. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations, the price of our shares and ADS and our reputation.

Additionally, we engage in a substantial amount of business with governments and government-owned enterprises around the world. We also participate in a number of projects funded by government agencies and intergovernmental organizations such as multilateral development banks. If we or our subsidiaries are found to have engaged in certain illegal acts or are found not to have taken effective steps to address the allegations or findings of corruption in our business, this may impair our ability to participate in business with governments or intergovernmental organizations and may result in formal exclusions from such business, which may have a material adverse effect on our business. For example, legislation of member states of the European Union could in certain cases result in mandatory or discretionary exclusion from public contracts in case of a conviction for bribery and certain other offences or for other reasons. As described in more detail in "Notes to Consolidated Financial Statements," we or our subsidiaries have in the past been excluded from government contracting as a result of findings of corruption or other misconduct. Conviction for illegal behavior or exclusion from participating in contracting with governments or intergovernmental organizations in one jurisdiction may lead to exclusion in other jurisdictions or by other intergovernmental organizations. Even if we are not formally excluded from participating in government business, government agencies or intergovernmental organizations may informally exclude us from tendering for or participating in certain contracts. From time to time, we have received requests for information from government customers and intergovernmental organizations regarding the investigations described above and our response to those investigations. We expect to continue to receive such requests in the future.

In addition, our involvement in existing and potential corruption proceedings could damage our reputation and have an adverse impact on our ability to compete for business from both public and private sector customers. The investigations could also impair our relationship with business partners on whom we depend and our ability to obtain new business partners. They may also adversely affect our ability to pursue strategic projects and transactions which could be important to our business, such as strategic alliances, joint ventures or other business combinations. Current or possible future investigations could result in the cancellation of certain of our existing contracts, and the commencement of significant third-party litigation, including by our competitors.

Many of the governmental investigations are at this time still ongoing and we cannot predict when they will be completed or what their outcome will be, including the potential effect that their results or the reactions of third parties thereto may have on our business. Future developments in these investigations, responding to the requests of governmental authorities and cooperating with them, especially if we are not able to resolve the investigations in a timely manner, could divert management's attention and resources from other issues facing our business. We have implemented a worldwide Compliance Program to prevent and address compliance risks and are continuously working to improve the effectiveness and efficiency of this program, supported by our global compliance organization.

Examinations by tax authorities and changes in tax regulations could adversely affect our financial condition and results of operations: We operate in approximately 190 countries and therefore are subject to different tax regulations. Changes in tax law could result in higher tax expense and payments. Furthermore, this could materially impact our tax receivables and liabilities as well as deferred tax assets and deferred tax liabilities. In addition, the uncertainty of tax environment in some regions could limit our ability to enforce our rights. As a globally operating organization, we conduct business in countries subject to complex tax rules, which may be interpreted in different ways. Future interpretations or developments of tax regimes may affect our tax liability, return on investments and business operations. We are regularly examined by tax authorities in various jurisdictions.

Our business could suffer as a result of current or future litigation: We are subject to numerous risks relating to legal, governmental and regulatory proceedings to which we are currently a party or to which we may become a party in the future. We routinely become subject to legal, governmental and regulatory investigations and proceedings involving, among other things, requests for arbitration, allegations of improper delivery of goods or services, product liability, product defects, quality problems, intellectual property infringement, non-compliance with tax regulations and/or alleged or suspected violations of applicable laws. In addition, we may face further claims in connection with the circumstances that led to the corruption proceedings described above. For additional information with respect to specific proceedings, see "Notes to Consolidated Financial Statements." There can be no assurance that the results of these or any other proceedings will not materially harm our business, reputation or brand. Moreover, even if we ultimately prevail on the merits in any such proceedings, we may have to incur substantial legal fees and other costs defending ourselves against the underlying allegations. We record a provision for legal risks when (1) we have a present obligation as a result of a past event; (2) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and (3) a reliable estimate can be made of the amount of the obligation. In addition, we maintain liability insurance for certain legal risks at levels our management believes are appropriate and consistent with industry practice. Our insurance policy, however, does not protect us against reputational damage. Moreover, we may incur losses relating to legal proceedings beyond the limits, or outside the coverage, of such insurance. Finally, there can be no assurance that we will be able to maintain adequate insurance coverage on commercially reasonable terms in the future. Each of these risks may have a material adverse effect on our financial condition and results of operations, and our provisions for legal proceedings-related losses may not be sufficient to cover our ultimate losses or expenditures.

We are subject to environmental and other government regulations: Some of the industries in which we operate are highly regulated. Current and future environmental and other government regulations or changes thereto, may result in significant increases in our operating or product costs. We could also face liability for damage or remediation for environmental contamination at the facilities we design or operate. For example, we are required to bear environmental clean-up costs mainly related to remediation and environmental protection liabilities which have been accrued based on the estimated costs of decommissioning facilities for the production of uranium and mixed-oxide fuel elements in Hanau, Germany, as well as a nuclear research and service center in Karlstein, Germany. For further information, see "Notes to Consolidated Financial Statements." We establish provisions for environmental risks when (1) we have a present obligation as a result of a past event; (2) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and (3) a reliable estimate can be made of the amount of the obligation. With regard to certain environmental risks, we maintain liability insurance at levels that our management believes are appropriate and consistent with industry practice. We may incur environmental losses beyond the limits, or outside the coverage, of such insurance, and such losses may have a material adverse effect on our financial condition and results of our operations, and our provisions for environmental remediation may not be sufficient to cover our ultimate losses or expenditures.

OPPORTUNITIES

Within our ERM approach, we regularly identify, evaluate and respond to opportunities that present themselves in our various fields of activity. While we describe our most significant opportunities below, those are not the only ones we encounter. In addition, our assessment of opportunities is subject to change as our Company, our markets and technologies are constantly developing. As a consequence, new opportunities may arise, existing opportunities may cease to be relevant, or the significance of an opportunity may change. Generally, opportunities are assessed to the best of our knowledge, considering certain assumptions including market development, market potential of technologies or solutions, and anticipated developments in customer demand or prices, among other things. When opportunities materialize, they may have a lower effect than previously estimated on the basis of the underlying assumptions. It is also possible that opportunities we see today will never materialize.

We are in the process of continuously developing and implementing initiatives to reduce costs, adjust capacities and streamline our portfolio: Such measures aim at strengthening our competitive position and realizing cost advantages. For example, we expect to generate sustainable improvements in profitability from our supply chain management efforts aimed at optimizing our supply chain management, generating associated savings as well as improving the management of our supplier-related risk. For further information regarding our supply chain management, see "Business and operating environment – Value chain – Supply chain management."

Through selective acquisitions and equity investments we constantly strive to strengthen our leading technology position, access additional market potential or further develop our product portfolio: We constantly monitor our current and future markets for opportunities for strategic acquisitions or equity investments to complement organic growth. Such acquisitions or equity investments could help us to strengthen our market position in our existing markets, provide access to new markets or complement our technological portfolio in selected areas.

We have an opportunity to further grow in the area of environment and climate protection: Many of the key areas of our research and development activities focus on products and solutions capable of strengthening and advancing our Environmental Portfolio. Our Environmental Portfolio comprises products and solutions with outstanding energy efficiency, systems and components for renewable forms of energy, and environmental technologies for cleaner water and air. These products and solutions are intended to help our customers to reduce their carbon dioxide footprint, cut their energy costs and improve their profitability through increased productivity. We believe that public policy initiatives in many countries will lead to greater demand for such products and solutions in the years ahead, including from government stimulus programs. Within One Siemens we have set ourselves the target of exceeding €40 billion in revenue from our Environmental Portfolio by the end of fiscal 2014. For further information, see "Business and operating environment – Sustainability – Environmental protection – Environmental Portfolio."

We see further opportunities in the above-average growth potential of emerging markets: It is expected that in coming years emerging markets will continue to grow significantly faster than industrialized nations, led by particularly strong growth in the BRIC countries Brazil, Russia, India and China. Within One Siemens, we want to take measures aimed at continuously increasing our share of revenue from emerging markets. We believe, that developing the capability to design, manufacture and sell so-called SMART (simplicity, maintenance-friendly, affordable, reliable, and timely to market) products will provide us with opportunities to gain market share and enhance our local presence in these strategic growth markets. Adding further SMART products to our portfolio and developing stronger sales channels would enable us to increase our revenues by serving large and fast-growing regional markets, where customers may consider price more strongly than product features when making a purchase decision.

Localizing value chain activities in low cost countries could further improve our cost position: Localizing certain value chain activities, such as procurement, manufacturing, maintenance and service in markets like the BRIC countries and the Middle East could enable us to reduce costs and to strengthen our global competitive position, in particular compared to competitors based in countries with a favorable cost structure.

We constantly strive to develop new technologies, new products and solutions as well as to improve existing ones: We invest in new technologies that we expect to meet future demands in accordance with the four strategic megatrends demographic change, urbanization, climate change and globalization (for further information, see "Business and operating environment – Strategy – Global megatrends"). The focus areas of our research and development activities include smart grids, the technology for electric vehicles, including their integration into these smart grids, as well as concentrated solar power that plays an important role in accelerating the implementation of the DESERTEC concept.

LEGAL PROCEEDINGS

For information on legal proceedings, see "Notes to Consolidated Financial Statements."

Information required pursuant to §289 (4) and §315 (4) of the German commercial code (HGB) and explanatory report

COMPOSITION OF COMMON STOCK

As of September 30, 2010, the Company's common stock totaled €2.743 billion (2009: €2.743 billion) divided into 914,203,421 (2009: 914,203,421) registered shares with no par value and a notional value of €3.00 per share. The shares are fully paid in. In accordance with §4 (3) of the Company's Articles of Association, the right of shareholders to have their ownership interests evidenced by document is excluded, unless such evidence is required under the regulations of a stock exchange on which the shares are listed. Collective share certificates may be issued. Pursuant to §67 (2) of the German Stock Corporation Act (Aktiengesetz, AktG), only those persons recorded in the Company's stock register will be recognized as shareholders of the Company. For purposes of recording the shares in the Company's stock register, shareholders are required to submit to the Company the number of shares held by them and their e-mail address if they have one and, in the case of individuals, their name, address and date of birth, or in the case of legal entities, their company name, business address and registered offices.

All shares confer the same rights and obligations. At the Annual Shareholders' Meeting, each share of stock has one vote and accounts for the shareholders' proportionate share in the Company's net income. Excepted from this rule are treasury shares held by the Company, which do not entitle the Company to any rights. The shareholders' rights and obligations are governed by the provisions of the German Stock Corporation Act, in particular by §12, §53a et seq., §118 et seq., and §186 of the German Stock Corporation Act.

RESTRICTIONS ON VOTING RIGHTS OR TRANSFER OF SHARES

Shares issued to employees under our former employee stock schemes until 2008 are subject to company-imposed private law restrictions on disposal for two to five years. As a matter of principle, eligible employees may not dispose of any shares transferred to them in this way prior to the expiration of the vesting period. Shares issued to employees worldwide under the stock scheme implemented since the beginning of fiscal 2009, i.e., the Share Matching Plan, are freely transferable – to the extent legally permissible. However, participants are required to own and hold the shares issued to them under the rules of the Plan for a vesting period of about three years in order to receive one matching share free of charge for each three shares provided the plan participant has been continuously employed by Siemens AG or another Siemens company until the end of the vesting period. Any sale or transfer of the shares prior to vesting of the 3-years vesting period will forfeit the right to receive matching shares for the sold or transferred share.

The von Siemens-Vermögensverwaltung GmbH (vSV) has, on a sustained basis, powers of attorney allowing it to vote, as of October 13, 2010, 11.459.406 shares on behalf of members of the Siemens family, whereby aforementioned shares constitute a part of the overall number of shares held by members of the Siemens family. The vSV is a German limited liability company and party to an agreement with, among others, members of the Siemens family ("family agreement"). In order to bundle and represent their interests, the members of the Siemens family established a family partnership. This family partnership makes proposals to the vSV with respect to the exercise of the voting rights at Annual Shareholders' Meetings of the Company, which are taken into account by the vSV when acting within the bounds of its professional discretion. Pursuant to the family agreement, the shares under powers of attorney are voted by the vSV collectively.

EQUITY INTERESTS EXCEEDING 10% OF VOTING RIGHTS

The German Securities Trading Act (Wertpapierhandelsgesetz, WpHG) requires any investor whose percentage of voting rights reaches, exceeds or falls below certain thresholds as the result of purchases, disposals or otherwise must notify the Company and the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin) thereof. The lowest threshold for notification is 3%. We are not aware of, nor have we been notified of, any shareholder directly or indirectly holding 10% or more of the voting rights.

SHARES WITH SPECIAL RIGHTS CONFERRING POWERS OF CONTROL

There are no shares with special rights conferring powers of control.

SYSTEM OF CONTROL OF ANY EMPLOYEE SHARE SCHEME WHERE THE CONTROL RIGHTS ARE NOT EXERCISED DIRECTLY BY THE EMPLOYEES

Shares of stock issued by Siemens AG to employees under its employee stock scheme are transferred directly to the employees. The beneficiary employees who hold shares of employee stock may exercise their control rights in the same way as any other shareholder directly in accordance with applicable laws and the Articles of Association.

LEGISLATION AND PROVISIONS OF THE ARTICLES OF ASSOCIATION APPLICABLE TO THE APPOINTMENT AND REMOVAL OF MEMBERS OF THE MANAGING BOARD AND GOVERNING AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The appointment and removal of members of the Managing Board is subject to the provisions of §84 and §85 of the German Stock Corporation Act and §31 of the German Codetermination Act (Mitbestimmungsgesetz, MitbestG). According to these provisions, members of the Managing Board are appointed by the Supervisory Board for a maximum term of five years. They may be reappointed or have their term of office extended for one or more terms of up to a maximum of five years each. Pursuant to §31 (2) of the German Codetermination Act, a majority of at least two thirds of the members of the Supervisory Board is required to appoint members of the Managing Board. If such majority is not achieved, the Mediation Committee shall give, within one month after the first round of voting, a recommendation for the appointments to the Managing Board. The Supervisory Board will then appoint the members of the Managing Board with the votes of the majority of its members. If such appointment fails, the Chairman of the Supervisory Board shall have two votes in a new round of voting.

According to §8 (1) of the Articles of Association, the Managing Board is comprised of several members, the number of which is determined by the Supervisory Board. Pursuant to §84 of the German Stock Corporation Act and §9 of the Articles of Association, the Supervisory Board may appoint a President of the Managing Board as well as a Vice President. If a required member of the Managing Board has not been appointed, the necessary appointment shall be made, in urgent cases, by a competent court upon motion by any party concerned, in accordance with §85 of the German Stock Corporation Act. Pursuant to §84 (3) of the German Stock Corporation Act, the Supervisory Board may revoke the appointment of an individual as member of the Managing Board or as President of the Managing Board for good cause.

According to §179 of the German Stock Corporation Act, any amendment to the Articles of Association requires a resolution of the Annual Shareholders' Meeting. The authority to adopt purely formal amendments to the Articles of Association was transferred to the Supervisory Board under §13 (2) of the Articles of Association. In addition, by resolution of the Annual Shareholders' Meetings on January 26, 2006 and January 27, 2009, the Supervisory Board has been authorized to amend §4 of the Articles of Association in accordance with the utilization of the Authorized Capital 2006 and Authorized Capital 2009, and after expiration of the then-applicable authorization period.

Resolutions of the Annual Shareholders' Meeting require a simple majority vote, unless a greater majority is required by law. Pursuant to §179 (2) of the German Stock Corporation Act, amendments to the Articles of Association require a majority of at least three-fourth of the capital stock represented at the voting round, unless another capital majority is prescribed by the Articles of Association.

POWERS OF THE MANAGING BOARD TO ISSUE AND REPURCHASE SHARES

The Managing Board is authorized to increase, with the approval of the Supervisory Board, the capital stock until January 25, 2011 by up to €71,130,000 through the issuance of up to 23,710,000 registered shares of no par value against contributions in cash (Authorized Capital 2006). The authorization may be implemented in installments. Preemptive rights of existing shareholders are excluded. The new shares shall be issued under the conditions that they are offered exclusively to employees of Siemens AG and its subsidiaries, provided that these subsidiaries are not listed companies themselves and do not have their own employee stock schemes.

Furthermore, the Managing Board is authorized to increase, with the approval of the Supervisory Board, the capital stock until January 26, 2014 by up to €520,800,000 through the issuance of up to 173,600,000 registered shares of no par value against cash contributions and/or contributions in kind (Authorized Capital 2009). The Managing Board is authorized to exclude, with the approval of the Supervisory Board, preemptive rights of shareholders in the event of capital increases against contributions in kind. In addition, preemptive rights of shareholders may be excluded in the event of capital increases against cash contributions, (i) to make use of any fractional amounts, (ii) in order to grant holders of conversion or option rights issued by the Company or any of its subsidiaries, as protection against the effects of dilution, preemptive rights to subscribe for new shares, and (iii) if the issue price of the new shares is not significantly lower than their stock market price and the total of the shares issued in accordance with §186 (3), 4th sentence, of the German Stock Corporation Act does not exceed 10 percent of the capital stock at the date of using this authorization.

As of September 30, 2010, the total unissued authorized capital of Siemens AG therefore consisted of €591,930,000 nominal that may be issued in installments with varying terms by issuance of up to 197,310,000 registered shares of no par value. For details, please refer to §4 of the Articles of Association.

By resolution of the Annual Shareholders' Meeting of January 26, 2010, the Managing Board was authorized until January 25, 2015 to issue bonds in an aggregate principal amount of up to €15,000,000,000 with conversion rights (convertible bonds) or with warrants attached (warrant bonds), or a combination of these instruments, entitling the holders to subscribe to up to 200,000,000 new registered shares of Siemens AG of no par value ("Siemens shares"), representing a pro rata amount of up to €600,000,000 of the capital stock (hereinafter referred to as "bonds"). The bonds are to be issued against cash or non-cash contributions. The authorization also includes the possibility to assume the guarantee for bonds issued by consolidated subsidiaries of Siemens AG and to make the statements and to take the required actions necessary for successful issuance of bonds, and, furthermore, to grant to holders of such bonds Siemens shares to the extent holders of convertible bonds or warrants under warrant bonds exercise their conversion or option rights or if mandatory conversion is effected. The bonds may be issued once or several times, wholly or in part, or simultaneously in different tranches. All partial bonds belonging to a particular tranche issued shall rank pari passu in all respects.

The conversion or exercise price must not fall below 80% of the market price of Siemens stock as quoted by the Xetra trading system (or a comparable successor system). The calculation shall be based on the mean closing price over the ten trading days prior to the date on which the final Managing Board resolution is reached to submit an offer for the subscription of bonds or to the Company's notice of acceptance following a public solicitation to submit subscription offers. In the event that subscription rights are traded, the closing market prices during the trading days on which the subscription rights are traded shall apply, with the exception of the last two trading days of subscription rights trading. §9 (1) of the German Stock Corporation Act (AktG) shall remain unaffected.

In case of warrant bonds being issued, the pro rata amount of the capital stock represented by the shares subscribed for on the basis of one warrant bond must not exceed the principal amount of the warrant bond. In the case of convertible bonds being issued, the pro rata amount of the capital stock represented by the shares subscribed for on the basis of one convertible bond must not exceed the principal amount or the lower issue price of the convertible bond.

The authorization also includes the possibility, subject to the terms and conditions of the bonds, to provide dilution protection and/or other adjustments under certain circumstances.

The Managing Board is authorized to determine the further terms and conditions of bond issues or to establish such terms and conditions by mutual agreement with the respective issuing consolidated subsidiary.

As a matter of principle, the bonds are to be offered to shareholders for subscription, including the possibility of issuing them to banks with the obligation that they must be offered to shareholders for subscription. However, the Managing Board is authorized to exclude shareholders' subscription rights with the approval of the Supervisory Board (i) provided that the issue price of the bonds is not significantly lower than their theoretical market price computed in accordance with generally accepted actuarial methods, (ii) to the extent the exclusion is necessary with regard to fractional amounts resulting from the subscription ratio, (iii) in order to grant holders of conversion or option rights on Siemens shares subscription rights as compensation against the effects of dilution, and (iv) to the extent that the bonds were issued against non-cash contributions, in particular within the context of business combinations or when acquiring companies or interests therein.

In order to grant shares of stock to holders of convertible bonds or warrant bonds issued until January 25, 2015 by the Company or any of its consolidated subsidiaries in accordance with authorization of the Managing Board adopted by the Annual Shareholders' Meeting on January 26, 2010, the capital stock was conditionally increased by €600,000,000 through the issuance of up to 200,000,000 no-par value shares registered in the names of the holders (Conditional Capital 2010).

For further information on the conditional capitals of the Company as of September 30, 2010 see "Notes to Consolidated Financial Statements."

Based on a resolution of the Annual Shareholders' Meeting on January 27, 2009, the Company was authorized to repurchase until July 26, 2010 up to 10% of its 914,203,421 shares of capital stock existing at the date of adopting the resolution. On January 26, 2010, the Annual Shareholders' Meeting authorized the Company to acquire until July 25, 2011 up to 10% of its capital stock of 914,203,421 shares existing at the date of adopting the resolution. The authorization of January 26, 2010, which is described in greater detail below, replaced the previous authorization of January 27, 2009 with effect from March 1, 2010. The aggregate of shares of stock of Siemens AG repurchased under this authorization and any other Siemens shares previously acquired and still held in treasury by the Company or attributable to the Company pursuant to §71d and §71e of the German Stock Corporation Act (AktG), may at no time exceed 10% of the then existing capital stock. The authorization may be exercised in whole or in part, once or several times, by Siemens AG or any of its consolidated subsidiaries, or by third parties on behalf of Siemens AG or its consolidated subsidiaries.

Any repurchase of Siemens shares shall be accomplished at the discretion of the Managing Board either (1) by acquisition over the stock exchange or (2) through a public share repurchase offer. If the Siemens shares are acquired over the stock exchange, the purchase price paid per Siemens share (excluding incidental transaction charges) may neither exceed the market price of Siemens stock on the trading day, as determined during the opening auction of the Xetra trading platform (or a comparable successor system) by more than 10% nor fall below such market price by more than 20%. If the Siemens shares are acquired through a public share repurchase offer, the purchase price or purchase price range per Siemens share (excluding incidental transaction charges) may neither exceed the average closing price of Siemens stock in Xetra trading (or a comparable successor system) during the last five trading days prior to the date on which the final Managing Board decision about the formal offer is made, by more than 10% nor fall below such average closing price by more than 20%. If, in case of a public share repurchase offer, the number of Siemens shares tendered or offered for purchase by shareholders exceeds the total volume of shares which the Company intends to reacquire, the shareholders' right to tender may be excluded to the extent that acceptance will be in proportion to the Siemens shares offered for purchase. Furthermore, the acceptance of small lots of up to 150 Siemens shares offered per shareholder may receive priority consideration.

The Managing Board was additionally authorized, with the approval of the Supervisory Board, to sell options whereby the Company takes on the obligation of buying Siemens shares upon exercise of the options ("put options"), to purchase and exercise options whereby the Company has the right to acquire Siemens shares upon exercise of the options ("call options"), and to acquire Siemens shares by using a combination of put and call options. In exercising this authorization, all stock repurchases based on put or call options, or a combination of put and call options, are limited to a maximum volume of 5% of the capital stock of 914,203,421 shares existing at the date of adopting the resolution at the Annual Shareholders' Meeting. The term of the options must be chosen in such a way that the repurchase of Siemens shares upon exercise of the options will take place no later than July 25, 2011. It must be stipulated in the option terms and conditions that the exercise of options is to be satisfied only by using Siemens shares which were previously acquired over the stock exchange, in compliance with the principle of equal treatment, at the then current market price of Siemens stock in Xetra trading (or a comparable successor system). The predetermined purchase price to be paid per Siemens share upon exercise of the option ("strike price") may neither exceed the average closing price of Siemens stock in Xetra trading (or a comparable successor system) during the last three trading days prior to conclusion of the relevant option contract by more than 10% nor fall below this average closing price by more than 30% (in each case excluding incidental transaction charges, but taking into account option premiums received or paid).

By resolution of the Annual Shareholders' Meeting on January 26, 2010, the Managing Board was authorized to also use Siemens shares repurchased on the basis of this or any previously given authorization as follows: (i) such Siemens shares may be retired; (ii) such Siemens shares may be used to meet the obligations under the 2001 Siemens Stock Option Plan; (iii) such Siemens shares may be offered for purchase to individuals currently or formerly employed by the Company or any of its consolidated subsidiaries as well as to board members of any of the Company's consolidated subsidiaries, or they may be granted and transferred to such individuals with a vesting period of at least two years; (iv) such Siemens shares may, with the approval of the Supervisory Board, be offered and transferred to third parties against non-cash contributions, particularly in connection with business combinations or the acquisition of companies or interests therein, (v) such Siemens shares may, with the approval of the Supervisory Board, be sold to third parties against payment in cash if the price (excluding incidental transaction costs) at which such Siemens shares are to be sold is not significantly lower than the market price of Siemens stock on the trading day, as determined during the opening auction of the Xetra trading platform (or a comparable successor system), or (vi) such Siemens shares may be used to meet obligations under convertible bonds or warrant bonds issued by the Company or any of its consolidated subsidiaries. Furthermore, the Supervisory Board was authorized to offer shares acquired on the basis of this or any previously given authorization as share-based compensation to the members of the Managing Board of Siemens AG for purchase under the same terms and conditions as those offered to the Company's employees, or to grant and transfer them with a vesting period of at least two years.

As of September 30, 2010, the Company held 44,366,416 (2009: 47,777,661) shares of stock in treasury.

SIGNIFICANT AGREEMENTS WHICH TAKE EFFECT, ALTER OR TERMINATE UPON A CHANGE OF CONTROL OF THE COMPANY FOLLOWING A TAKEOVER BID

Siemens AG maintains two lines of credit in an aggregate amount of U.S. $9 billion which provide its lenders with a right of termination in the event that (i) Siemens AG becomes a subsidiary of another company or (ii) a person or a group of persons acting in concert acquires effective control over Siemens AG by being able to exercise decisive influence over its activities (Art. 3 (2) of Council Regulation (EC) 139/2004). In addition, Siemens AG has a bilateral credit line at its disposal in the amount of €450 million which may be terminated by the lender if major changes in Siemens AG's corporate legal situation occur that jeopardize the orderly repayment of the credit.

Framework agreements concluded by Siemens AG under International Swaps and Derivatives Association Inc. documentation ("ISDA Agreements") grant the counterpart a right of termination upon the occurrence of the following events: (i) the Company consolidates with, merges into, or transfers at least substantially all its assets to a third party and (1) the resulting entity's creditworthiness is materially weaker than the Company's immediately prior to such event, or (2) the resulting entity fails to simultaneously assume the Company's obligations under the ISDA Agreement; or (ii) additionally some ISDA Agreements grant the counterparty a right of termination upon an entity acquiring the beneficial ownership of equity securities having the power to elect a majority of the Company's board or otherwise acquiring the power to control the Company's policy-making decisions and the creditworthiness of the Company is materially weaker than it was immediately prior to such event. In either situation, ISDA Agreements are designed such that upon termination all outstanding payment claims documented under them are to be netted.

COMPENSATION AGREEMENTS WITH MEMBERS OF THE MANAGING BOARD OR EMPLOYEES IN THE EVENT OF A TAKEOVER BID

In the event of a change of control – i.e. if one or several shareholders acting jointly or in concert acquire a majority of the voting rights in Siemens AG and exercise a controlling influence, or if Siemens AG becomes a dependent enterprise as a result of entering into an enterprise contract within the meaning of §291 of the German Stock Corporation Act, or if Siemens AG is to be merged into another company – any member of the Managing Board has the right to terminate the contract of employment if such change of control results in a substantial change in position (e.g. due to a change in corporate strategy or a change in the Managing Board member's duties and responsibilities). If this right of termination is exercised, the Managing Board member will receive a severance payment which amounts to the base salary that applied for the last completed fiscal year before contract termination, the associated target amount for the bonus and the target amount for the stock awards for the remaining contractual term of office, at a maximum for a period of twenty-four months. The severance payment will be reduced by 15% as a lump-sum allowance for discounting and for earnings obtained elsewhere whereby such reduction will apply to the portion of the severance payment calculated for the period following the first six months of the remaining contractual term. In addition, non-monetary benefits are settled by a cash payment equal to 5% of the severance payment. The share-based compensation components awarded remain unaffected. No severance payments are made if the Managing Board member receives benefits from third parties on the occasion of, or in connection with, a change of control. A right of termination does not exist if the change of control occurs within a period of twelve months prior to a Managing Board member's retirement.

Information required pursuant to §289 (5) and §315 (2) no. 5 of the German commercial code (HGB) and explanatory report

The overarching objective of our accounting-related internal control and risk management system is to ensure that financial reporting is conducted in a proper manner such that the Consolidated Financial Statements and the Management's discussion and analysis are prepared in accordance with all relevant regulations.

As described in the section "Report on expected developments and associated material opportunities and risks – Risk management," our ERM approach is based on the worldwide accepted "Enterprise Risk Management – Integrated Framework" developed by the COSO. As one of the objectives of this framework is reliability of a company's financial reporting, it also includes an accounting-related perspective. Furthermore, the framework connects the ERM process with a company's financial reporting process and is closely integrated into the internal control system. The accounting-related internal control system ("control system") implemented by us is based on "Internal Control – Integrated Framework," an internationally recognized framework also developed by the COSO. The two systems are complementary as identified risks, for example, may reveal gaps in the control system that could be closed by implementing new controls and closely monitoring them. Conversely, monitoring the control system could show that certain risks are not being controlled as effectively as was originally assumed.

We have standardized our procedures for monitoring the effectiveness of the control system on a group level, complying with the requirements of the U.S. Sarbanes-Oxley Act. Under these procedures, necessary controls are defined, documented in accordance with uniform standards, and tested regularly.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. At the end of each fiscal year, our management performs an evaluation of the effectiveness of its control system, both in design and operating effectiveness. Our management has concluded that the Company's internal control over financial reporting was effective as of September 30, 2010. Nevertheless, there are inherent limitations in the effectiveness of any control system, and no system, including one determined to be effective, may prevent or detect all misstatements.

Our Consolidated Financial Statements are prepared on the basis of a conceptual framework which primarily consists of company-wide uniform Financial Reporting Guidelines and a chart of accounts, both issued by the Corporate Finance department and to be applied consistently throughout Siemens. New laws, accounting standards, and other official announcements are analyzed on an ongoing basis with regard to their relevance and impact on the Consolidated Financial Statements and Management's discussion and analysis. Where necessary, our Financial Reporting Guidelines and the chart of accounts are adjusted accordingly. In quarterly closing letters, accounting departments of Siemens AG and its subsidiaries are informed about current topics from an accounting and closing process perspective and any deadlines that must be met for the respective closing processes. The conceptual framework, the communicated deadlines, and monitoring of compliance therewith aim to mitigate the risk of Siemens not being able to prepare or publish its Consolidated Financial Statements properly and in accordance with applicable deadlines.

The base data used in preparing the Consolidated Financial Statements consists of the closing data reported by the operations of Siemens AG and its subsidiaries, which are derived from the various accounting records. Accounting is mostly done at the level of each subsidiary; however, the subsidiaries may make use of our internal Global Shared Services organization. In the field of accounting, this organization provides, among other things, services related to period-end closing, general ledger recording, accounts receivable, accounts payable, fixed assets and payroll matters. In addition, for some areas requiring specialized know-how such as valuations relating to post-employment benefits support from external service providers is obtained and used.

The reported closing data is used to prepare the Consolidated Financial Statements in the consolidation system, including the preparation of subgroup financial statements at Division, Sector and Cross-Sector Business level. Employees with the appropriate level of responsibility in the consolidation departments at each level and at the group level carry out the consolidation activities and monitor compliance with the accounting procedural and deadline requirements.

The steps necessary to prepare the Consolidated Financial Statements are subject to both manual and automated controls at all levels. In connection with these controls, the data reported is automatically validated to support its coherence and consistency from an accounting perspective. The cause of any validation or warning messages must be rectified by the unit delivering the data before the data is finally released.

The specialist skills required of employees involved in the accounting process are assessed when the employees are initially selected; thereafter, the employees receive regular training. As a fundamental principle, at the different levels, items must be verified by at least one other person ("four eyes principle") and specific procedures must be adhered to for the authorization of the data. Additional control mechanisms include target-performance comparisons and analyses of the composition of, and changes in, individual line items, both in the closing data reported by units and in the Consolidated Financial Statements.

Accounting-related IT systems provide for defined access rules in order to ensure that accounting related data is protected from unauthorized access, use or modification. Every unit included in our Consolidated Financial Statements is subject to the rules and regulations of the Corporate Information Security Guide. This is intended to ensure that IT system users only have access to those systems and information that they need to carry out their duties.

On a quarterly basis, management of Sectors, Divisions, Cross-Sector Businesses, Cross-Sector Services, Regional Clusters and certain Corporate Units, supported by confirmations of management of entities under their responsibility, confirm the accuracy of the financial data they have reported to Siemens' corporate headquarters and the effectiveness of the related control systems.

In addition, we have set up a Disclosure Committee – comprising selected heads of Corporate Units – which is responsible for reviewing certain financial and non-financial information prior to publication.

The Supervisory Board, specifically through the Audit Committee, is also integrated into our control system. In particular, the Audit Committee oversees the accounting process, the effectiveness of the control system, the risk management system and the internal audit system, and the independent audit of financial statements. In addition, it conducts a preliminary review of the documents related to the annual financial statements of Siemens AG and the Consolidated Financial Statements and discusses the annual financial statements of Siemens AG, the Consolidated Financial Statements and Management's discussion and analysis of these statements with the Managing Board and the independent auditors.

The activities of our internal corporate audit function form a further element in the control system. Throughout the group and on a continuous basis, the Siemens' internal corporate audit function carries out audits with respect to the compliance with guidelines and the reliability and functional operation of our control system as well as the adequacy and effectiveness of our risk management system.

In addition, and in accordance with the requirements of the Sarbanes-Oxley Act, we have rules for accounting-related complaints and a Code of Ethics for Financial Matters to be certified by the Chief Executive Officer, the Chief Financial Officer, and the Head of our Financial Reporting and Controlling department, as well as other senior financial personnel concerned with the financial closing process.

ADDITIONAL INFORMATION RELATED TO THE SEPARATE FINANCIAL STATEMENTS (HGB) OF SIEMENS AG

Siemens AG as the parent company of the Siemens Group is integrated into the company-wide accounting-related internal control system described above. Generally, the information set out above also applies for Siemens AG's separate financial statements prepared in accordance with the German Commercial Code (HGB).

The Consolidated Financial Statements are prepared in accordance with IFRS. Where required, i.e. for purposes of preparing statements for local regulatory or tax purposes, data is adopted in accordance with relevant national regulations by means of reconciliation at account level. Accordingly, accurately determined IFRS closing data also forms an important basis for the separate financial statements of Siemens AG. In the case of Siemens AG and other group companies required to prepare financial statements in accordance with HGB, the conceptual framework described above is complemented by our mandatory HGB closing guidelines and an HGB chart of accounts.

The manual and system-based control mechanisms referred to above generally also apply when reconciling the IFRS closing data to the separate HGB financial statements. The information relating to the systematic monitoring of the design and operating effectiveness of the accounting-related internal control system applies only to the Consolidated Financial Statements in accordance with IFRS.

Compensation report and Corporate Governance statement pursuant to §289a of the German commercial code (HGB)

The Compensation report outlines the principles underlying the determination of the total compensation of the members of the Managing Board of Siemens AG, and sets out the structure and level of the remuneration of the Managing Board members. It also describes the policies governing and levels of compensation paid to Supervisory Board members. The Compensation report is based on the recommendations and suggestions of the German Corporate Governance Code and is in compliance with the applicable legal requirements of §§ 314 (1) no. 6a and 315 (2) no. 4 HGB. As an integral part of the Notes to Consolidated Financial Statements, the Compensation report is part of the audited Consolidated Financial Statements. The Compensation report is presented within the section "Corporate Governance," included in this Annual Report for the fiscal year 2010.

The Corporate Governance statement pursuant to §289a HGB is an integral part of the Combined management's discussion and analysis. It is presented within the section "Corporate Governance," included in this Annual Report for the fiscal year 2010.

Additional information for supplemental financial measures

In fiscal 2007, we initiated our Fit42010 program, which continued through fiscal 2010. Beginning with fiscal 2011, One Siemens will be our framework for capital efficient growth and sustainable value creation. For further information, see "Business and operating environment – Financial performance measures."

As part of One Siemens we advanced financial indicators included in Fit42010, particularly Return on capital employed as well as adjusted industrial net debt and correspondingly our metric adjusted EBITDA/adjusted industrial net debt as a measure for the capital structure. The following tables report these financial indicators as defined under our Fit42010 program as well as under One Siemens.

Return on capital employed (ROCE)

(in millions of €)	ROCE Fit42010 September 30, 2010	2009	ROCE (adjusted) One Siemens September 30, 2010	2009
Capital employed				
Total equity	**29,096**	27,287	**29,096**	27,287
Plus: Long-term debt	**17,497**	18,940	**17,497**	18,940
Plus: Short-term debt and current maturities of long-term debt	**2,416**	698	**2,416**	698
Less: Cash and cash equivalents	**(14,108)**	(10,159)	**(14,108)**	(10,159)
Plus: Pension plans and similar commitments			**8,464**	5,938
Less: Siemens Financial Services (SFS) Debt			**(10,028)**	(9,521)
Less: Fair value hedge accounting adjustments[1]			**(1,518)**	(1,027)
Capital employed (continuing operations)	**34,901**	36,766	**31,819**	32,156
Average capital employed (continuing operations)[2,3]	**37,360**	**39,100**	**33,513**	**34,676**

	ROCE Fit42010 Year ended September 30, 2010	2009	ROCE (adjusted) One Siemens Year ended September 30, 2010	2009
Income from continuing operations before interest after tax				
Net income	**4,068**	2,497	**4,068**	2,497
Plus: Other interest (income) expense, net	**(317)**	(111)	**(317)**	(111)
Less: SFS Other interest income (expense)[4]			**339**	265
Plus: Interest cost on Pension plans and similar commitments[5]			**315**	270
Less: Taxes on interest adjustments[6]	**92**	41	**(98)**	(157)
Income before interest after tax	**3,843**	2,427	**4,307**	2,764
Plus: (Income) loss from discontinued operations, net of income taxes	**44**	(40)	**44**	(40)
Income from continuing operations before interest after tax	**3,887**	**2,387**	**4,351**	**2,724**
Return on capital employed (ROCE) (continuing operations)				
(I) Income from continuing operations before interest after tax	**3,887**	2,387	**4,351**	2,724
(II) Average capital employed (continuing operations)[2,3]	**37,360**	39,100	**33,513**	34,676
(I)/(II) ROCE (continuing operations)	**10.4%**	**6.1%**	**13.0%**	**7.9%**

1 Debt is generally reported with a value representing approximately the amount to be repaid. However for debt designated in a hedging relationship (fair value hedges), this amount is adjusted by changes in market value mainly due to changes in interest rates. Accordingly we deduct these changes in market value in order to end up with an amount of debt that approximately will be repaid, which we believe is a more meaningful figure for the calculation presented above. For further information on fair value hedges see, "Notes to Consolidated Financial Statements."
2 In fiscal 2009, *Capital employed (continuing operations)* includes adjustments relating to minor assets and liabilities associated with Assets classified as held for disposal presented as discontinued operations.
3 Average capital employed for a fiscal year is determined as a five-point average in capital employed of the respective quarters starting with the capital employed as of September 30 of the previous fiscal year.
4 *SFS Other income (expense)* is included in *Other interest income (expense), net*. Adding back *SFS Other income (expense)* in the nominator corresponds to the adjustment for SFS Debt in the denominator.
5 For fiscal 2010 and 2009, interest cost on Pension plans and similar commitments is calculated using the weighted average discount rate of our principal pension benefit plans at period-end for the fiscal year ended September 30, 2009 (5.3%) and for the fiscal year ended September 30, 2008 (6.2%) (both as reported in "Notes to Consolidated Financial Statements") applied to *Pension plans and similar commitments* as reported in the "Consolidated Statements of Financial Position" as of September 30, 2009 and 2008, respectively.
6 Effective tax rate for the determination of taxes on interest adjustments is calculated by dividing *Income from continuing operations before income taxes* through *Income taxes*, both as reported in the "Consolidated Statements of Income."

Due to rounding, numbers presented may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Adjusted industrial net debt

(in millions of €)	Fit42010 September 30, 2010	2009	One Siemens September 30, 2010	2009
Short-term debt	**2,416**	698	**2,416**	698
Plus: Long-term debt[1]	**17,497**	18,940	**17,497**	18,940
Less: Cash and cash equivalents	**(14,108)**	(10,159)	**(14,108)**	(10,159)
Less: Current available for sale financial assets	**(246)**	(170)	**(246)**	(170)
Net debt	**5,560**	**9,309**	**5,560**	**9,309**
Less: SFS Debt	**(10,028)**	(9,521)	**(10,028)**	(9,521)
Plus: Funded status principal pension benefit plans	**6,357**	4,015		
Plus: Funded status principal other post-employment benefit plans	**738**	646		
Plus: Pension plans and similar commitments			**8,464**	5,938
Plus: Credit guarantees	**597**	313	**597**	313
Less: 50% nominal amount hybrid bond[2]	**(886)**	(862)	**(886)**	(862)
Less: Fair value hedge accounting adjustment[3]	**(1,518)**	(1,027)	**(1,518)**	(1,027)
(I) Adjusted industrial net debt	**819**	**2,873**	**2,189**	**4,150**
(II) Adjusted EBITDA (continuing operations)	**10,034**	**9,219**	**10,034**	**9,219**
(I)/(II) Adjusted industrial net debt/adjusted EBITDA (continuing operations)	**0.08**	**0.31**	**0.22**	**0.45**

1 Long-term debt including fair value hedge accounting adjustment of €1,518 million and €1,027 million for the fiscal year ended September 30, 2010 and 2009, respectively.
2 The adjustment for our hybrid bond considers the calculation of this financial ratio applied by rating agencies to classify 50 percent of our hybrid bond as equity and 50 percent as debt. This assignment follows the characteristics of our hybrid bond such as a long maturity date and subordination to all senior and debt obligations.
3 Debt is generally reported with a value representing approximately the amount to be repaid. However for debt designated in a hedging relationship (fair value hedges), this amount is adjusted by changes in market value mainly due to changes in interest rates. Accordingly we deduct these changes in market value in order to end up with an amount of debt that approximately will be repaid, which we believe is a more meaningful figure for the calculation presented above. For further information on fair value hedges see, "Notes to Consolidated Financial Statements."

Due to rounding, numbers presented may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

DEFINITIONS OF OTHER FINANCIAL PERFORMANCE MEASURES

We also use other financial performance measures in addition to the measures described above, such as new orders and order backlog for the assessment of our future revenue potential. We define and calculate new orders and order backlog as follows:

Under our policy for the recognition of **new orders**, we generally recognize a new order when we enter into a contract that we consider "legally effective and binding" based on a number of different criteria. In general, if a contract is considered legally effective and binding, we recognize the total contract value. The contract value is the agreed price or fee for that portion of the contract for which the delivery of goods and/or the provision of services is irrevocably agreed. Future revenues from service, maintenance and outsourcing contracts are recognized as new orders in the amount of the total contract value only if there is adequate assurance that the contract will remain in effect for its entire duration (e.g., due to high exit barriers for the customer). New orders are generally recognized immediately when the relevant contract becomes legally effective and binding. The only exceptions are orders with short overall contract terms. In this case, a separate reporting of new orders would provide no significant additional information regarding our performance. For orders of this type the recognition of new orders thus occurs when the underlying revenue is recognized.

Order backlog represents the future revenues of our Company resulting from already recognized new orders. Order backlog is calculated by adding the new orders of the current fiscal year to the balance of the order backlog from the prior fiscal year and subtracting the revenue recognized in the current fiscal year. If an order from the current fiscal year is cancelled or its amount is modified, we adjust our new order totals for the current quarter accordingly, but do not retroactively adjust previously published new order totals. However, if an order from a previous fiscal year is cancelled, new orders of the current quarter and accordingly the current fiscal year are generally not adjusted. Instead, if the adjustment exceeds a certain threshold, the existing order backlog is revised. Aside from cancellations, the order backlog is also subject to changes in the consolidation group and to currency translation effects.

There is no standard system for compiling and calculating new orders and order backlog information that applies across companies. Accordingly, our new orders and order backlog may not be comparable with new orders and order backlog reported by other companies. We subject our new orders and our order backlog to internal documentation and review requirements. We may change our policies for recognizing new orders and order backlog in the future without previous notice.

Siemens AG (Discussion on basis of German Commercial Code (HGB))

The management report for Siemens AG and the group management report (Management's discussion and analysis) for fiscal 2010 have been combined pursuant to § 315 (3) German Commercial Code (HGB) in conjunction with § 298 (3) HGB. The annual financial statements for Siemens AG in accordance with HGB and the combined group management report are published simultaneously in the electronic version of the German Federal Gazette.

The provisions of the German Accounting Law Modernization Act (BilMoG), which was issued in May 2009, have been adopted early and applied for the first time in Siemens AG's fiscal year 2010. As permitted by the regulations under BilMoG, prior-year figures have generally not been restated. The first-time adoption of the BilMoG regulations influenced Extraordinary result as well as Retained earnings as of October 1, 2009.

BUSINESS AND ECONOMIC ENVIRONMENT

Siemens AG, whose head offices are situated in Berlin and Munich, is the parent company of the Siemens group. The industrial and financial activities of the group are brought together in a large investment portfolio. The breakdown into segments follows the structure of the Siemens group, which comprises the three Sectors Industry, Energy and Healthcare. The OSRAM Division operates as an independent legal entity, not as part of Siemens AG.

The Sectors referred to above conduct their core business with customers in Germany and exports from Germany via Siemens AG. The remainder of the global business is conducted via value-creation activities in subsidiaries, the shares in the subsidiaries are held either directly or indirectly by Siemens AG.

In addition, the Siemens group operates the Cross-Sector Businesses known as Siemens IT Solutions and Services and Siemens Financial Services (SFS). Siemens IT Solutions and Services is currently undergoing strategic reorientation and as of October 1, 2010 was established as a separate legal entity wholly owned by Siemens AG. The activities of SFS are conducted largely outside Siemens AG.

In general, the segment Equity Investments comprises equity stakes held by Siemens AG which are not allocated to a Sector, a Cross-Sector Business, Siemens Real Estate (SRE), Pensions or Corporate Treasury for strategic reasons. Main investments within Equity Investments in which Siemens AG is a direct shareholder include Nokia Siemens Networks B.V. (NSN), BSH Bosch und Siemens Hausgeräte GmbH (BSH), Enterprise Networks Holding, B.V. (EN), and GIG Holding GmbH (formerly ARQUES Value Development GmbH).

Real estate assets belonging to Siemens are managed by the Siemens Real Estate (SRE) unit and leased to the segments.

The group head office with the central corporate units responsible for corporate development, finance and controlling, communications, technology, information technology and procurement, together with the sustainability department, also forms part of Siemens AG and is included in its financial data.

The economic environment is largely the same as for the group and is described in detail in "Business and operating environment – Economic environment."

ORDER SITUATION AND REVENUE

In fiscal 2010, Siemens AG generated revenue of €28.2 billion, a year-over-year increase of 9% compared to €25.9 billion in fiscal 2009. This increase was due primarily to improvement in the business environment as well as effects from merging certain subsidiaries with Siemens AG, primarily Flender AG and Siemens Building Technologies GmbH & Co. oHG, both in the Industry Sector.

Revenue Siemens AG

	Year ended September 30,	
(in millions of €)	2010	2009
Industry	**13,606**	11,519
Energy	**9,866**	9,354
Healthcare	**3,938**	3,839
Siemens IT Solutions and Services	**1,208**	1,381
Siemens Real Estate	**889**	809
less internal revenue	**(1,293)**	(1,023)
	28,214	**25,879**

Customers in Germany accounted for 31% of revenue, up from 30% in fiscal 2009. Exports accounted for 69% and 70% in fiscal 2010 and 2009, respectively. The region comprising Europe (excluding Germany), C.I.S., Africa and Middle East accounted for 39% of total revenue in fiscal 2010, compared to 40% in fiscal 2009. Asia, Australia accounted for 21 percent of total revenue in fiscal 2010, compared to 20% in fiscal 2009. The Americas accounted for 9% compared to 10% in fiscal 2009.

The following table shows the breakdown of Siemens AG revenue by region:

Revenue Siemens AG – by region

	Year ended September 30,	
(in millions of €)	2010	2009
Europe, C.I.S.[1], Africa, Middle East	**19,702**	18,057
thereof Germany	***8,848***	*7,636*
Americas	**2,625**	2,553
thereof USA	***1,689***	*1,855*
Asia, Australia	**5,887**	5,269
thereof China	***2,440***	*2,159*
thereof India	***501***	*857*
	28,214	**25,879**

1 Commonwealth of Independent States

In fiscal 2010, new orders for Siemens AG amounted to €27.5 billion, a decrease of less than 1% from €27.7 billion in fiscal 2009.

RESULTS OF OPERATIONS

In fiscal 2010, Siemens AG revenue reached €28.2, up 9% compared to €25.9 billion in the prior year. Cost of sales did not increase proportionally, due to volume-driven economies of scale. As a result, gross profit increased by €977 million and gross profit margin climbed to 26.2% from 24.8% in fiscal 2009.

Condensed income statement for Siemens AG

	Year ended September 30,	
(in millions of €)	2010	2009
Revenue	**28,214**	**25,879**
Cost of sales	**(20,812)**	(19,454)
Gross profit on sales	**7,402**	**6,425**
Research and development expenses	**(2,311)**	(2,362)
Marketing, selling and general administrative expenses	**(3,698)**	(2,959)
Other operating income (expense), net	**(101)**	(363)
Financial income (expense), net *thereof income from investments 3,596 (prior year 1,601)*	**2,992**	1,229
Result from ordinary operations	**4,284**	**1,970**
Extraordinary result	**(1,652)**	–
Income taxes	**(71)**	(179)
Net income	**2,561**	**1,791**
Accumulated profit	**75**	83
Allocation to retained earnings	**(168)**	(411)
Unappropriated net income	**2,468**	**1,463**

Research and development expenses declined only slightly compared with fiscal 2009. More information on these expenses can be found in "– Research and development."

Marketing, selling and general administrative expenses increased by €739 million to €3,698 million. This increase results from the above-mentioned merger of subsidiaries into Siemens AG effective with the start of the current year. Furthermore, the prior-year amount benefited from the reversal of provisions. The ratio of marketing, selling and general administrative expenses to revenue was up by 1.7 percentage points to 13.1%.

The improvement in net other operating income (expense) was the result of a rise in other operating income combined with a decline in other operating expenses compared with the previous fiscal year.

The rise in other operating income year-over-year was the outcome of a decrease of €234 million in the indirect pension obligation to Siemens Pensionsfonds AG, largely attributable to fair value increases related to the assets of Siemens Pensionsfonds AG. Further, the current period included higher gains in connection with compliance-related matters, including a gain of €84 million related to an agreement with the provider of the Siemens' directors and officers liability insurance, a net gain related to settlements with former members of Siemens' Managing Board and Supervisory Board, and total gains of €40 million related to the recovery of funds frozen by authorities, as well as a gain from the reversal of a litigation provision. The prior year included higher gains related to the sale of real estate, including income of €229 million from the disposal of land and buildings held by Siemens Wohnungsbaugesellschaft, a company that was first merged into Siemens AG, as well as income of €68 million due to an associated reversal of the special reserve with an equity portion.

The decline in other operating expenses was due primarily to expenses of €95 million incurred in fiscal 2009 for outside advisors in connection with resolving compliance issues, and the recognition in fiscal 2009 of a provision of €68 million for payments to certain anticorruption organizations within the next 15 years.

Financial income (expense), net increased €1,763 million year-over-year, due mainly to an increase in Income from investments of €1,995 million. Net interest income improved by €56 million, but this was more than offset by an increase of €288 million in Net other financial expenses.

Income from investments benefited from a dividend from Siemens Beteiligungsverwaltung GmbH & Co. OHG of €1,385 million and lower write-downs on investments year-over-year. In fiscal 2009, the investment in NSN was impaired by €408 million, while the current period includes an impairment of €122 million related to the Greek regional company. Other contributing factors in the improvement included higher income from investments and from profits transferred from subsidiaries.

Net other financial expenses increased as a result of charges related to a provision for fair value changes of interest-rate derivatives and higher charges related to the realization of currency and interest-rate derivatives. In fiscal 2009, the figure included losses of €246 million related to optimization and disposal of investment fund units.

Other financial income included growth in dividend income of €245 million, whereas the figure in fiscal 2009 included an amount of €189 million derived from the streamlining of fund assets and from the disposal of investment fund units. In the year under review, only very low write-downs were required on lending and marketable securities, whereas in fiscal 2009 the write-downs of marketable securities included €118 million related to a re-valuation of treasury shares.

Income from ordinary operations showed an overall improvement of €2,314 million to €4,284 million.

Extraordinary result include expenses in connection with a provision for an expected loss amounting to €781 million and expenses of €336 million relating to staff reduction measures, both in connection with a strategic reorientation and establishment of Siemens IT Solutions and Services as a separate legal entity wholly owned by Siemens AG as of October 1, 2010. They also include the effects from the first-time adoption of BilMoG amounting to €535 million, primarily related to changes in accounting for other provisions as well as for liabilities for pension plans and similar commitments. Accordingly, net expenses of €331 million resulted from additions to provisions following the now required consideration of price and cost increases for provision measurement. These expenses related primarily to a provision for decommissioning facilities for the production of uranium and mixed-oxide fuel elements in Hanau, Germany, as well as a nuclear research and service center in Karlstein, Germany. Further, Siemens AG recorded expenses totaling €190 million related to an increase of the liability for pension plans and similar commitments, following new measurement principles under BilMoG. These measurement principles include an option to use as discount rate the average market interest rate for an assumed residual period of 15 years, as determined and published by Deutsche Bundesbank, as well as the requirement to consider increases in salaries and pensions expected in the future. For further information on the effects of the first-time adoption of BilMoG on our Extraordinary result, refer to the annual financial statements for Siemens AG.

The current-year income tax expense decreased to €121 million (fiscal 2009: €158 million), in particular as a result of tax refunds for prior years. In contrast, the deferred tax expense increased significantly to €457 million (fiscal 2009: €21 million). This increase relates to deferred taxes recorded for changes in measurement of indirect pension obligations in fiscal 2010 according to BilMoG. A further decrease in deferred tax assets is related to the reduction in tax loss carryforwards, initially recognized as of October 1, 2009 in retained earnings following the adoption of BilMoG. Income taxes on the negative extraordinary items figure comprised both current and deferred tax benefits amounting to a total of €507 million, of which €165 million was attributable to adoption of the BilMoG requirements.

After deduction of taxes, the net income for the year was €2,561 million, up from €1,791 million in fiscal 2009.

As the parent company of the Siemens group, Siemens AG is integrated into the group's financial reporting and control systems, which are based on the International Financial Reporting Standards (IFRS). Further information in this regard can be found in "Business and operating environment – Financial key performance indicators."

Siemens AG condensed statement of financial position

	September 30,	
(in millions of €)	2010	2009
Assets		
Non-current assets		
Intangibles and tangible assets	2,362	1,960
Financial assets	36,364	35,944
	38,726	**37,904**
Current assets		
Trade and other receivables, other assets	11,282	10,347
Marketable securities	1	3,024
Cash and cash equivalents	6,125	3,480
	17,408	**16,851**
Prepaid expenses	**52**	**49**
Deferred tax assets	**3,734**	**1,961**
Difference from allocation of assets and liabilities	**30**	**–**
Total Assets	**59,950**	**56,765**
Liabilities and equity		
Shareholders equity	**19,848**	**19,625**
Special reserve with an equity portion	**803**	**808**
Accruals and provisions		
Pension plans and similar commitments	9,547	9,628
Other accruals and provisions	7,654	6,339
	17,201	**15,967**
Liabilities		
Liabilities to banks	38	49
Payments in advance	2,354	1,772
Trade and other payables, other liabilities	19,438	18,484
	21,830	**20,305**
Deferred income	**268**	**60**
Total liabilities and equity	**59,950**	**56,765**

NET ASSETS AND FINANCIAL POSITION

Total assets of Siemens AG increased by €3,185 million year-over-year. This increase includes two offsetting effects. Expanded operating activities and the above-mentioned merger of subsidiaries into Siemens AG resulted in a significant increase in assets, while adoption of BilMoG requirements, especially the change in presentation of treasury stock, had the effect of reducing total assets.

The relevant details are disclosed in the notes to the annual financial statements of Siemens AG.

As of September 30, 2010, non-current assets increased by €822 million compared to the amount as of September 30, 2009. The change in intangibles and tangible assets was primarily a result of the above-mentioned merger of subsidiaries into Siemens AG. The reasons for the increase in financial assets include the conversion into equity of a shareholder loan previously extended to NSN as well as other capital contributions to subsidiaries.

Current assets increased by €557 million year-over-year. The breakdown of the increase in trade and other receivables, other assets was as follows: trade receivables, €366 million; receivables from subsidiaries, €229 million; other receivables and other assets, €340 million. Treasury stock reported in fiscal 2009 under marketable securities are separately presented as an offset to equity following BilMoG requirements. As a consequence, the carrying amount of securities was reduced by €3,023 million. Cash and cash equivalents increased by €2,645 million as a result of both strong operating performance and an increase in billings in excess of costs.

Deferred tax assets were reclassified from current assets to a separate balance sheet item and the prior-year figure is reported on a comparable basis. The increase in deferred tax assets resulted from temporary differences between the carrying amounts in the HGB financial statements and those serving as the tax base as well as recoverable loss carryforwards.

Shareholder's equity increased slightly, to €19,848 million. The increase is due to higher Net income, largely offset by a negative net effect on retained earnings due to first-time adoption of the BilMoG regulations. Accordingly, retained earnings decreased by €2,880 million following the requirement to offset treasury stock within equity. This decrease was only partly compensated by a positive effect on retained earnings of €1,779 million, primarily related to the adoption of the requirement to consider deferred taxes on temporary differences as well as tax loss carry forwards as permitted under BilMoG.

For further information on the effects of first-time adoption of BilMoG on our balance sheet, refer to the annual financial statements for Siemens AG.

The equity ratio declined to 33.1% from 34.6% as of September 30, 2009.

Siemens AG has made use of the option available under BilMoG and elected to maintain the special reserve with an equity portion. In fiscal 2010, the special reserve with an equity portion was €803 million, a decrease of €5 million from the prior-year level. Provisions for pension plans and similar commitments declined by €81 million and other accruals and provisions increased by €1,315 million. The increase in other accruals and provisions was due mainly to an expected loss in connection with the strategic reorientation and carve-out of Siemens IT Solutions and Services as well as to an increase in provisions for decommissioning of certain facilities, both as described above. Liabilities rose by €1,525 million, attributable largely to an increase in billings in excess of costs, intragroup financing activities, and an increase in other liabilities. Other liabilities include a liability of €336 million in connection with the above-mentioned staff reduction measures at Siemens IT Solutions and Services.

DIVIDEND

As the parent company of the Siemens group, Siemens AG recorded unappropriated Net income under German accounting principles (HGB) of €2,468 million for fiscal 2010 compared to €1,463 million for the previous year.

At the Annual Shareholders' Meeting scheduled for January 25, 2011, the Managing Board, in agreement with the Supervisory Board, will submit the following proposal to allocate the unappropriated Net income of Siemens AG for the fiscal year ended September 30, 2010: to distribute a dividend of €2.70 on each no-par value share entitled to the dividend for fiscal year 2010 existing at the date of the Annual Shareholders' Meeting, and the remaining amount to be carried forward. The prior-year dividend was €1.60 per share.

USE OF FINANCIAL INSTRUMENTS

Siemens AG carries out a central role within the Siemens group in the management of financial market risks. This role involves the use of a wide range of derivative financial instruments to limit or eliminate the risks that arise mainly as a consequence of fluctuations in exchange rates, interest rates and commodity prices.

Siemens AG pursues primarily a portfolio approach across the group to hedge the risks resulting from fluctuations in assets and liabilities denominated in foreign currency, pending transactions or forecasted transactions. The financial instruments used in this approach are, for the most part, forward exchange contracts together with combined cross-currency interest rate swaps and currency options.

In the context of the group-wide management of interest rate risk, Siemens AG uses various interest rate hedging instruments such as interest rate swaps, caps, floors, and interest rate futures. The purpose of these instruments is predominantly to hedge against the risk of interest rate changes affecting financial liabilities of the group issued via foreign subsidiaries of Siemens AG, and to optimize net interest income / expense or specific interest rate benchmarks as part of interest rate risk management.

To a lesser extent, derivative financial instruments are also used within Siemens AG to hedge commodity price risk arising in connection with procurement transactions. The instruments used for commodity hedging include futures and options.

EMPLOYEES

The number of employees as of the balance sheet date was 104,050. A year earlier, employees numbered to 95,233. The increase was mainly the result of the transfer of employees from the Industry Sector to Siemens AG as part of the mergers referred to above.

Employees of Siemens AG by segments as of September 30, 2010 (in thousands)


Industry Sector: 52 (50%)
Energy Sector: 26 (25%)
Healthcare Sector: 9 (9%)
104
Siemens IT Solutions and Services: 8 (7%)
Siemens Real Estate: 2 (2%)
Others: 7 (7%)

Our employees are key to the success of Siemens AG and the Siemens group. It is therefore our objective on a global basis to recruit, develop, and retain the best and most capable employees. Our long-term human resources policy focuses on the diversity of our employees, on learning and professional development, on the promotion of a high-performance culture, on health and safety, and on healthcare management. Fair-minded cooperation between management, employees, and employee representatives plays a central role in how we manage our business.

Employee – Key Performance Indicators

	Year ended September 30, 2010	2009
Employee fluctuation rate[1]	**4.0%**	4.4%
Proportion of women (percentage of employees in management positions)	**10.0%**	10.0%
Expenses for continuing education (in millions of €)[2]	**90**	89
Expenses per employee for continuing education (in €)[2]	**882**	930

1 Employee fluctuation rate is defined as the ratio of voluntary and involuntary exits from Siemens during the fiscal year to the total number of employees.
2 Without travel expenses.

For further information refer to "Business and operating environment – Sustainability – Employees".

RESEARCH AND DEVELOPMENT

In fiscal 2010, Siemens AG maintained research and development (R&D) expenditure almost at the level as of fiscal 2009, total expenses being €2,311 million compared to €2,362 million in fiscal 2009. As a result of the strong increase in revenue, the R&D ratio (R&D expenses as a percentage of revenue) declined to 8% from 9% in fiscal 2009. On an average basis, we employed 10,500 people in R&D in fiscal 2010 compared to 10,100 in fiscal 2009.

Most of the R&D expenditure was concentrated in the Industry, Energy, and Healthcare Sectors. The Industry Sector invested €1,129 million with an R&D ratio of 8%, compared to €1,167 million and 10%, respectively, in fiscal 2009. The Energy Sector invested €464 million with an R&D ratio of 5%, compared to €484 million and 5%, respectively, in fiscal 2009. The Healthcare Sector invested €549 million with an R&D ratio of 14%, nearly unchanged from €542 million and 14% in fiscal 2009. Our central research department (Corporate Technology) and Siemens IT Solutions and Services also account for R&D expenses. In the year under review, Siemens AG was again involved in numerous collaborative projects with universities, research institutes, and partners in industry, as well as in publicly funded programs such as those of the European Union and the German Federal Ministry of Education and Research. More information can be found in "Business and operating environment – Value Chain – Research and Development." The

R&D activities therein described which involve lightning solutions in Industry and laboratory diagnostics in Healthcare are being conducted largely by units outside Siemens AG.

REPORT ON POST-BALANCE SHEET DATE EVENTS

As of October 1, 2010, Siemens IT Solutions and Services was carved out in a separate legal entity wholly owned by Siemens AG.

RISK AND RISK MANAGEMENT

As the parent company of the Siemens group, Siemens AG is integrated into the group-wide risk management system. For relevant details refer to "Report on expected developments and associated material opportunities and risks – Risk management."

The description of the internal control system for Siemens AG required by §289 (5) HGB is included in "Information required pursuant to §289 (5) and §315 (2) no 5 HGB and explanatory report."

As the parent company of the Siemens group, Siemens AG is exposed, directly or indirectly via its subsidiaries, to risks that are largely the same as those to which the group is exposed. These risks are described in "Report on expected developments and associated material opportunities and risks – Risks."

OUTLOOK

As the parent company of the Siemens group, we expect that Siemens AG will benefit from the expected development of the group. For the Siemens group, we expect organic revenue to show moderate growth in fiscal 2011. Based on an expected positive development in global energy markets and in our longer-cycle industrial markets, we expect organic revenue growth to continue in fiscal 2012 for the Siemens group. However, revenue development for Siemens AG will be held back by the carve-out of Siemens IT Solutions and Services.

With One Siemens, our framework for sustainable value creation, we want to provide an attractive dividend payout to our investors. We have therefore set a target for our dividend payout ratio, defined as the ratio of the total dividend payout to Net income of the Siemens group (as presented in the "Consolidated Financial Statements"). In future, we aim to propose an annual dividend payout ratio of 30–50% of Siemens group's Net income to our shareholders. For these purposes, the percentage calculation will take into account exceptional non-cash items within income. We expect that in coming periods Siemens AG will generate Net income, supplemented with retained earnings if necessary, sufficient for the dividend distribution. In particular, we expect fiscal 2011 results to include the divestment of our stake in Areva NP held by the Energy Sector.

For information regarding the expected development of the global economy and the markets served by our Sectors, and regarding the assumptions underlying expected development of the Siemens group, see "Report on expected developments and associated material opportunities and risks – Report on expected developments."

New orders and order backlog; adjusted or organic growth rates of Revenue and new orders; book-to-bill ratio; Total Sectors Profit; return on equity, or ROE; return on capital employed, or ROCE; ROCE (adjusted); Free cash flow; cash conversion rate, or CCR; adjusted EBITDA; adjusted EBIT; earnings effect from purchase price allocation (PPA effects) and integration costs; net debt and adjusted industrial net debt are or may be non-GAAP financial measures. These supplemental financial measures should not be viewed in isolation as alternatives to measures of Siemens' financial condition, results of operations or cash flows as presented in accordance with IFRS in its Consolidated Financial Statements. Other companies that report or describe similarly titled financial measures may calculate them differently. Definitions of these supplemental financial measures, a discussion of the most directly comparable IFRS financial measures, information regarding the usefulness of Siemens' supplemental financial measures, the limitations associated with these measures and reconciliations to the most comparable IFRS financial measures are available on Siemens' Investor Relations website at www.siemens.com/nonGAAP. For additional information, see "Supplemental financial measures" and the related discussion in Siemens' annual report on Form 20-F, which can be found on our Investor Relations website or via the EDGAR system on the website of the United States Securities and Exchange Commission.

This document contains forward-looking statements and information – that is, statements related to future, not past, events. These statements may be identified by words such as "expects," "looks forward to," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "will," "project" or words of similar meaning. Such statements are based on the current expectations and certain assumptions of Siemens' management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens' control, affect Siemens' operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. In particular, Siemens is strongly affected by changes in general economic and business conditions as these directly impact its processes, customers and suppliers. This may negatively impact our revenue development and the realization of greater capacity utilization as a result of growth. Yet due to their diversity, not all of Siemens' businesses are equally affected by changes in economic conditions; considerable differences exist in the timing and magnitude of the effects of such changes. This effect is amplified by the fact that, as a global company, Siemens is active in countries with economies that vary widely in terms of growth rate. Uncertainties arise from, among other things, the risk of customers delaying the conversion of recognized orders into revenue or cancellations of recognized orders, of prices declining as a result of continued adverse market conditions by more than is currently anticipated by Siemens' management or of functional costs increasing in anticipation of growth that is not realized as expected. Other factors that may cause Siemens' results to deviate from expectations include developments in the financial markets, including fluctuations in interest and exchange rates (in particular in relation to the U.S. dollar), in commodity and equity prices, in debt prices (credit spreads) and in the value of financial assets generally. Any changes in interest rates or other assumptions used in calculating pension obligations may impact Siemens' defined benefit obligations and the anticipated performance of pension plan assets resulting in unexpected changes in the funded status of Siemens' pension and post-employment benefit plans. Any increase in market volatility, further deterioration in the capital markets, decline in the conditions for the credit business, continued uncertainty related to the subprime, financial market and liquidity crises, or fluctuations in the future financial performance of the major industries served by Siemens may have unexpected effects on Siemens' results. Furthermore, Siemens faces risks and uncertainties in connection with certain strategic reorientation measures; the performance of its equity interests and strategic alliances; the challenge of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; the introduction of competing products or technologies by other companies or market entries by new competitors; changing competitive dynamics (particularly in developing markets); the risk that new products or services will not be accepted by customers targeted by Siemens; changes in business strategy; the outcome of pending investigations, legal proceedings and actions resulting from the findings of, or related to the subject matter of, such investigations; the potential impact of such investigations and proceedings on Siemens' business, including its relationships with governments and other customers; the potential impact of such matters on Siemens' financial statements, and various other factors. More detailed information about certain of the risk factors affecting Siemens is contained throughout this report and in Siemens' other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC's website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens neither intends to, nor assumes any obligation to, update or revise these forward-looking statements in light of developments which differ from those anticipated.

Consolidated Financial Statements

Due to rounding, numbers presented throughout these Consolidated Financial Statements may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Consolidated Statements of Income

For the fiscal years ended September 30, 2010 and 2009

(in millions of €, per share amounts in €)	Note	Fiscal years ended September 30, 2010	2009
Revenue		**75,978**	76,651
Cost of goods sold and services rendered		**(54,331)**	(55,941)
Gross profit		**21,647**	20,710
Research and development expenses		**(3,846)**	(3,900)
Marketing, selling and general administrative expenses		**(11,130)**	(10,896)
Other operating income	**6**	**856**	1,065
Other operating expense	**7**	**(1,611)**	(632)
Loss from investments accounted for using the equity method, net	**8**	**(40)**	(1,946)
Interest income	**9**	**2,161**	2,136
Interest expense	**9**	**(1,890)**	(2,213)
Other financial income (expense), net	**9**	**(336)**	(433)
Income (loss) from continuing operations before income taxes		**5,811**	3,891
Income taxes	**10**	**(1,699)**	(1,434)
Income (loss) from continuing operations		**4,112**	2,457
Income (loss) from discontinued operations, net of income taxes	**4**	**(44)**	40
Net income (loss)		**4,068**	2,497
Attributable to:			
Non-controlling interests		**169**	205
Shareholders of Siemens AG		**3,899**	2,292
Basic earnings per share	**36**		
Income (loss) from continuing operations		**4.54**	2.60
Income (loss) from discontinued operations		**(0.05)**	0.05
Net income (loss)		**4.49**	2.65
Diluted earnings per share	**36**		
Income (loss) from continuing operations		**4.49**	2.58
Income (loss) from discontinued operations		**(0.05)**	0.05
Net income (loss)		**4.44**	2.63

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

For the fiscal years ended September 30, 2010 and 2009

(in millions of €)	Note	Fiscal years ended September 30, 2010	2009
Net income		**4,068**	2,497
Currency translation differences		**1,220**	(506)
Available-for-sale financial assets	**11**	**19**	72
Derivative financial instruments	**31/32**	**(149)**	329
Actuarial gains and losses on pension plans and similar commitments	**24**	**(2,054)**	(1,249)
Other comprehensive income, net of tax[1]		**(964)**	(1,354)
Total comprehensive income		**3,104**	**1,143**
Attributable to:			
Non-controlling interests		**212**	203
Shareholders of Siemens AG		**2,892**	940

1 Includes income (expense) resulting from investments accounted for using the equity method of €24 and €71 for the fiscal years ended September 30, 2010 and 2009, respectively.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Financial Position

As of September 30, 2010 and 2009

(in millions of €)	Note	09/30/2010	09/30/2009
Assets			
Current assets			
Cash and cash equivalents		**14,108**	10,159
Available-for-sale financial assets	**11**	**246**	170
Trade and other receivables	**12**	**14,971**	14,449
Other current financial assets[1]	**13**	**2,610**	2,407
Inventories	**14**	**14,950**	14,129
Income tax receivables		**790**	612
Other current assets	**15**	**1,258**	1,191
Assets classified as held for disposal	**4**	**715**	517
Total current assets		**49,648**	43,634
Goodwill	**16**	**15,763**	15,821
Other intangible assets	**17**	**4,969**	5,026
Property, plant and equipment	**18**	**11,748**	11,323
Investments accounted for using the equity method	**19**	**4,724**	4,679
Other financial assets[1]	**20**	**11,296**	10,525
Deferred tax assets	**10**	**3,940**	3,291
Other assets		**739**	627
Total assets		**102,827**	94,926

(in millions of €)	Note	09/30/2010	09/30/2009
Liabilities and equity			
Current liabilities			
Short-term debt and current maturities of long-term debt	**23**	**2,416**	698
Trade payables		**7,880**	7,593
Other current financial liabilities[1]	**21**	**1,401**	1,600
Current provisions	**25**	**5,138**	4,191
Income tax payables		**1,816**	1,936
Other current liabilities	**22**	**21,794**	20,311
Liabilities associated with assets classified as held for disposal	**4**	**146**	157
Total current liabilities		**40,591**	36,486
Long-term debt	**23**	**17,497**	18,940
Pension plans and similar commitments	**24**	**8,464**	5,938
Deferred tax liabilities	**10**	**577**	776
Provisions	**25**	**3,332**	2,771
Other financial liabilities[1]		**990**	706
Other liabilities	**26**	**2,280**	2,022
Total liabilities		**73,731**	67,639
Equity	**27**		
Common stock, no par value[2]		**2,743**	2,743
Additional paid-in capital		**5,986**	5,946
Retained earnings		**22,998**	22,646
Other components of equity		**(8)**	(1,057)
Treasury shares, at cost[3]		**(3,373)**	(3,632)
Total equity attributable to shareholders of Siemens AG		**28,346**	26,646
Non-controlling interests		**750**	641
Total equity		**29,096**	27,287
Total liabilities and equity		**102,827**	94,926

1 Due to the retrospective application of an amended accounting pronouncement in fiscal 2010, certain derivatives, not qualifying for hedge accounting, were reclassified from current to non-current (see Note 2 to the Consolidated Financial Statements).
2 Authorized: 1,111,513,421 and 1,111,513,421 shares, respectively. Issued: 914,203,421 and 914,203,421 shares, respectively.
3 44,366,416 and 47,777,661 shares, respectively.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Cash Flow

For the fiscal years ended September 30, 2010 and 2009

(in millions of €)	Note	Fiscal years ended September 30, 2010	2009
Cash flows from operating activities			
Net income		4,068	2,497
Adjustments to reconcile net income to cash provided			
Amortization, depreciation and impairments[1]		4,118	2,871
Income taxes		1,688	1,492
Interest (income) expense, net[2]		(271)	69
(Gains) losses on sales and disposals of businesses, intangibles and property, plant and equipment, net		(306)	(434)
(Gains) losses on sales of investments, net[3]		(72)	(351)
(Gains) losses on sales and impairments of current available-for-sale financial assets, net		13	11
(Income) losses from investments[1,3]		59	1,974
Other non-cash (income) expenses		(59)	354
Change in current assets and liabilities			
(Increase) decrease in inventories		(75)	(62)
(Increase) decrease in trade and other receivables		(51)	1,104
(Increase) decrease in other current assets[4]		(206)	103
Increase (decrease) in trade payables		112	(1,070)
Increase (decrease) in current provisions[5]		629	(549)
Increase (decrease) in other current liabilities[4,5]		1,307	(762)
Change in other assets and liabilities[2,4,5]		(257)	(357)
Additions to assets held for rental in operating leases[6]		(623)	(463)
Income taxes paid		(1,951)	(1,536)
Dividends received		538	441
Interest received		688	769
Net cash provided by (used in) operating activities – continuing and discontinued operations		9,349	6,101
Net cash provided by (used in) operating activities – continuing operations		**9,447**	**6,246**
Cash flows from investing activities			
Additions to intangible assets and property, plant and equipment[6]		(2,336)	(2,460)
Acquisitions, net of cash acquired		(485)	(208)
Purchases of investments[3]		(422)	(972)
Purchases of current available-for-sale financial assets		(138)	(52)
(Increase) decrease in receivables from financing activities		(192)	(495)
Proceeds from sales of investments, intangibles and property, plant and equipment[3]		589	1,224
Proceeds and (payments) from disposals of businesses		93	(234)
Proceeds from sales of current available-for-sale financial assets		44	35
Net cash provided by (used in) investing activities – continuing and discontinued operations		(2,847)	(3,162)
Net cash provided by (used in) investing activities – continuing operations		**(2,768)**	**(2,968)**
Cash flows from financing activities			
Proceeds from re-issuance of treasury stock	27	147	134
Proceeds from issuance of long-term debt	23	–	3,973
Repayment of long-term debt (including current maturities of long-term debt)		(45)	(1,076)
Change in short-term debt and other financing activities		(721)	(356)
Interest paid		(440)	(759)
Dividends paid	27	(1,388)	(1,380)
Dividends paid to non-controlling interest holders		(199)	(161)
Net cash provided by (used in) financing activities – continuing and discontinued operations		(2,646)	375
Net cash provided by (used in) financing activities – continuing operations		**(2,823)**	**36**
Effect of exchange rates on cash and cash equivalents		167	(39)
Net increase (decrease) in cash and cash equivalents		4,023	3,275
Cash and cash equivalents at beginning of period		10,204	6,929
Cash and cash equivalents at end of period		14,227	10,204
Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period		119	45
Cash and cash equivalents at end of period (Consolidated Statements of Financial Position)		14,108	10,159

1 *Amortization, depreciation and impairments*, in fiscal 2010, includes €1,145 related to the goodwill impairment at Healthcare's Diagnostics Division. In fiscal 2009, *(Income) losses from investments* includes €1,634 related to an impairment of our equity method investment NSN. Impairments, net of reversals of impairments, on non-current available-for-sale investments are reclassified retrospectively to conform to the current year presentation.
2 Pension related interest income (expense) is reclassified retrospectively to conform to the current year presentation.
3 Investments include equity instruments either classified as non-current available-for-sale financial assets, accounted for using the equity method or classified as held for disposal. *Purchases of Investments* includes certain loans to Investments accounted for using the equity method.
4 Includes effects from the retrospective application of an amended accounting pronouncement in fiscal 2010, which resulted in the reclassification of certain derivatives, not qualifying for hedge accounting, from current to non-current. In addition, the prior-year presentation related to derivatives qualifying for cash flow hedge accounting was reclassified to conform to the current year presentation.
5 In fiscal 2010, the current portion within provisions and accruals was reclassified. Prior-year amounts were adjusted to conform to the current year presentation.
6 Following a change in accounting pronouncements with the beginning of fiscal year 2010 additions to assets held for rental in operating leases, in previous years reported under additions to intangible assets and property, plant and equipment, were retrospectively reclassified from net cash provided by (used in) investing activities to net cash provided by (used in) operating activities. For further information, see Notes to Consolidated Financial Statements.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Changes in Equity

For the fiscal years ended September 30, 2010 and 2009

(in millions of €)	Common stock	Additional paid-in capital	Retained earnings
Balance at October 1, 2008	2,743	5,997	22,989
Net income	–	–	2,292
Other comprehensive income, net of tax	–	–	(1,248)[1]
Dividends	–	–	(1,380)
Issuance of common stock and share-based payment	–	63	–
Purchase of common stock	–	–	–
Re-issuance of treasury stock	–	(114)	–
Other changes in equity	–	–	(7)
Balance at September 30, 2009	**2,743**	**5,946**	**22,646**
Balance at October 1, 2009	2,743	5,946	22,646
Net income	–	–	3,899
Other comprehensive income, net of tax	–	–	(2,053)[1]
Dividends	–	–	(1,388)
Issuance of common stock and share-based payment	–	60	(19)
Purchase of common stock	–	–	–
Re-issuance of treasury stock	–	(20)	–
Other changes in equity	–	–	(87)
Balance at September 30, 2010	**2,743**	**5,986**	**22,998**

1 Retained earnings includes actuarial gains and losses on pension plans and similar commitments of €(2,053) and €(1,248), respectively, in the fiscal years ended September 30, 2010 and 2009.
2 In the fiscal year ended September 30, 2010, Other comprehensive income, net of tax, includes non controlling interests of €(1) relating to Actuarial gains and losses on pension plans and similar commitments, €44 relating to Currency translation differences, €– relating to Available-for-sale financial assets and €– relating to Derivative financial instruments.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

	Total comprehensive income							
	Other components of equity							
	Currency translation differences	Available-for-sale financial assets	Derivative financial instruments	Total	Treasury shares at cost	Total equity attributable to shareholders of Siemens AG	Non-controlling interests	Total equity
	(789)	4	(168)	22,036	(4,002)	26,774	606	27,380
	–	–	–	2,292	–	2,292	205	2,497
	(505)	72	329	(1,352)	–	(1,352)	(2)	(1,354)
	–	–	–	(1,380)	–	(1,380)	(137)	(1,517)
	–	–	–	–	–	63	–	63
	–	–	–	–	–	–	–	–
	–	–	–	–	370	256	–	256
	–	–	–	(7)	–	(7)	(31)	(38)
	(1,294)	**76**	**161**	**21,589**	**(3,632)**	**26,646**	**641**	**27,287**
	(1,294)	76	161	21,589	(3,632)	26,646	641	27,287
	–	–	–	3,899	–	3,899	169	4,068
	1,176	19	(149)	(1,007)	–	(1,007)	43	(964)[2]
	–	–	–	(1,388)	–	(1,388)	(183)	(1,571)
	–	–	–	(19)	–	41	–	41
	–	–	–	–	–	–	–	–
	–	–	–	–	259	239	–	239
	3	–	–	(84)	–	(84)	80	(4)
	(115)	**95**	**12**	**22,990**	**(3,373)**	**28,346**	**750**	**29,096**

Segment Information (continuing operations)

As of and for the fiscal years ended September 30, 2010 and 2009

(in millions of €)	*New orders*[1]		External revenue		Intersegment revenue		Total revenue	
	2010	*2009*	2010	2009	2010	2009	2010	2009
Sectors								
Industry	***34,908***	*33,284*	**33,728**	33,915	**1,141**	1,128	**34,869**	35,043
Energy	***30,122***	*30,076*	**25,204**	25,405	**316**	388	**25,520**	25,793
Healthcare	***12,872***	*11,950*	**12,280**	11,864	**85**	63	**12,364**	11,927
Total Sectors	***77,902***	***75,310***	**71,212**	**71,184**	**1,541**	**1,579**	**72,753**	**72,763**
Equity Investments	–	–	–	–	–	–	–	–
Cross-Sector Businesses								
Siemens IT Solutions and Services	***4,226***	*4,501*	**3,150**	3,580	**1,005**	1,106	**4,155**	4,686
Siemens Financial Services (SFS)	***787***	*778*	**661**	663	**126**	114	**787**	777
Reconciliation to Consolidated Financial Statements								
Centrally managed portfolio activities	***414***	*474*	**324**	461	**21**	42	**345**	503
Siemens Real Estate (SRE)	***1,941***	*1,763*	**303**	364	**1,625**	1,399	**1,928**	1,763
Corporate items and pensions	***418***	*380*	**329**	399	**140**	74	**469**	473
Eliminations, Corporate Treasury and other reconciling items	***(4,525)***	*(4,215)*	**–**	–	**(4,458)**	(4,314)	**(4,458)**	(4,314)
Siemens	***81,163***	***78,991***	**75,978**	**76,651**	**–**	**–**	**75,978**	**76,651**

1 This supplementary information on *New orders* is provided on a voluntary basis. It is not part of the Consolidated Financial Statements subject to the audit opinion.
2 *Profit* of the **Sectors** as well as of **Equity Investments, Siemens IT Solutions and Services** and **Centrally managed portfolio activities** is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. *Profit* of **SFS** and **SRE** is Income before income taxes.
3 *Assets* of the **Sectors** as well as of **Equity Investments, Siemens IT Solutions and Services** and **Centrally managed portfolio activities** is defined as Total assets less income tax assets, less non-interest bearing liabilities/provisions other than tax liabilities. *Assets* of **SFS** and **SRE** is Total assets.
4 *Free cash flow* represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. *Free cash flow* of the **Sectors, Equity Investments, Siemens IT Solutions and Services** and **Centrally managed portfolio activities** primarily exclude income tax, financing interest and certain pension related payments and proceeds. *Free cash flow* of **SFS**, a financial services business, and of **SRE** includes related financing interest payments and proceeds; income tax payments and proceeds of **SFS** and **SRE** are excluded.

Profit[2]		Assets[3]		Free cash flow[4]		Additions to intangible assets and property, plant and equipment[5]		Amortization, depreciation and impairments[6]	
2010	2009	09/30/2010	09/30/2009	2010	2009	2010	2009	2010	2009
3,478	2,701	**10,014**	10,551	**4,020**	3,340	**817**	818	**1,023**	1,077
3,562	3,315	**805**	1,594	**4,522**	2,523	**579**	662	**447**	385
748	1,450	**11,952**	12,813	**2,391**	1,743	**328**	353	**709**	654
7,789	**7,466**	**22,771**	**24,958**	**10,934**	**7,606**	**1,724**	**1,833**	**2,178**	**2,116**
(191)	(1,851)	**3,319**	3,833	**402**	236	**–**	–	**–**	–
(537)	90	**(150)**	241	**(116)**	1	**138**	114	**142**	180
447	304	**12,506**	11,704	**333**	330	**95**	154	**334**	320
(139)	(371)	**(574)**	(543)	**(130)**	(233)	**8**	10	**7**	28
250	341	**5,067**	4,489	**9**	3	**328**	298	**296**	181
(1,479)[7]	(1,715)	**(10,447)**	(7,445)	**(1,951)**	(2,766)	**57**	64	**74**	84
(328)	(373)	**70,335**	57,689	**(2,371)**	(1,391)	**(13)**	(13)	**(59)**	(70)
5,811	**3,891**	**102,827**	**94,926**	**7,111**	**3,786**	**2,336**	**2,460**	**2,973**	**2,839**

5 To correspond with the presentation in the Consolidated Statements of Cash Flow, with the beginning of fiscal year 2010 additions to intangible assets and property, plant and equipment are reported excluding additions to assets held for rental in operating leases. Additions to assets held for rental in operating leases amount to to €623 and €463 in the fiscal years ended September 30, 2010 and 2009, respectively. For further information, see Notes to Consolidated Financial Statements.

6 *Amortization, depreciation and impairments* contains amortization and impairments, net of reversals of impairments, of intangible assets other than goodwill as well as depreciation and impairments of property, plant and equipment, net of reversals of impairments.

7 Fiscal 2010 include higher personnel-related expenses, including expenses of €310 million related to special remuneration for non-management employees. After allocation of the remuneration is determined in the first quarter of fiscal 2011, the expenses will be allocated primarily to the Sectors.

Due to rounding, numbers presented may not add up precisely to totals provided.

Notes

1 – Basis of presentation

The accompanying Consolidated Financial Statements present the operations of Siemens AG with registered offices in Berlin and Munich, Germany, and its subsidiaries (the Company or Siemens). They have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the European Union (EU) as well as with the additional requirements as set forth in section 315a(1) of the German Commercial Code (HGB). The financial statements are also in accordance with IFRS as issued by the IASB. Certain pronouncements have been early adopted, see Note 2.

Consolidated Financial Statements and Management's Discussion and Analysis as of September 30, 2010 and 2009, prepared in accordance with Par. 315a(1) of the HGB are being filed with and published in the German Electronic Federal Gazette (*elektronischer Bundesanzeiger*).

Siemens prepares and reports its Consolidated Financial Statements in euros (€). Siemens is a German based multinational corporation with a balanced business portfolio of activities predominantly in the field of electronics and electrical engineering (for further information see Note 37).

The Consolidated Financial Statements were authorised for issue by the Managing Board on November 25, 2010. The Consolidated Financial Statements are generally prepared on the historical cost basis, except as stated in Note 2.

2 – Summary of significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these Consolidated Financial Statements.

Basis of consolidation – The Consolidated Financial Statements include the accounts of Siemens AG and its subsidiaries which are directly or indirectly controlled. Control is generally conveyed by ownership of the majority of voting rights. Additionally, the Company consolidates special purpose entities (SPE's) when, based on the evaluation of the substance of the relationship with Siemens, the Company concludes that it controls the SPE. To determine when the Company should consolidate based on substance, Siemens considers the circumstances listed in SIC-12.10 as additional indicators regarding a relationship in which Siemens controls an SPE. Siemens looks at these SIC-12.10 circumstances as indicators and always privileges an analysis of individual facts and circumstances on a case-by-case basis. Associated companies are recorded in the Consolidated Financial Statements using the equity method of accounting. Companies in which Siemens has joint control are also recorded using the equity method.

Business combinations – Business combinations are accounted for under the acquisition method. The cost of an acquisition is measured at the fair value of the assets given and liabilities incurred or assumed at the date of exchange. Acquisition-related costs are expensed in the period incurred. Identifiable assets acquired and liabilities assumed in a business combination (including contingent liabilities) are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. Uniform accounting policies are applied. Changes to contingent consideration classified as a liability at the acquisition date are recognized in profit and loss. Non-controlling interests may be measured at their fair value (full-goodwill-methodology) or at the proportional fair value of assets acquired and liabilities assumed. After initial recognition non-controlling interests may show a deficit balance since both profits and losses are allocated to the shareholders based on their equity interests. In business combinations achieved in stages, any previously held equity interest in the acquiree is remeasured to its acquisition date fair value. If there is no loss of control, transactions with non-controlling interests are accounted for as equity transactions not affecting profit and loss. At the date control is lost, any retained equity interests are re-measured to fair value.

Associated companies – Companies in which Siemens has the ability to exercise significant influence over operating and financial policies (generally through direct or indirect ownership of 20 percent to 50 percent of the voting rights) are recorded in the Consolidated Financial Statements using the equity method of accounting and are initially recognized at cost. Where necessary, adjustments are made to bring the accounting policies in line with those of Siemens. The excess of Siemens' initial investment in associated companies over Siemens' ownership percentage in the underlying net assets of those companies is attributed to certain fair value adjustments with the remaining portion recognized as goodwill. Goodwill relating to the acquisition of associated companies is included in the carrying amount of the investment and is not amortized but is tested for impairment as part of the overall investment in the associated company. Siemens' share of its associated companies' post-acquisition profits or losses is recognized in the income statement, and its share of post-acquisition movements in equity that have not been recognized in the associates' profit or loss is recognized directly in equity. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment in the associated company. When Siemens' share of losses in an associated company equals or exceeds its interest in the associate, Siemens does not recognize further losses, unless it incurs obligations or makes payments on behalf of the associate. The interest in an associate is the carrying amount of the investment in the associate together with any long-term interests that, in substance, form part of Siemens' net investment in the associate. Intercompany results arising from transactions between Siemens and its associated companies are eliminated to the extent of Siemens' interest in the associated company. Siemens determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, Siemens calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value. Upon loss of significant influence over the associate, Siemens measures and recognises any retaining investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the retaining investment and proceeds from disposal is recognised in profit or loss.

Foreign currency translation – The assets, including goodwill, and liabilities of foreign subsidiaries, where the functional currency is other than the euro, are translated using the exchange rate at the end of the reporting period, while the statements of income are translated using average exchange rates during the period. Differences arising from such translations are recognized within equity and reclassified to net income when the gain or loss on disposal of the foreign subsidiary is recognized.

The exchange rates of the significant currencies of non-euro countries used in the preparation of the Consolidated Financial Statements were as follows:

		Year-end exchange rate €1 quoted into currencies specified below		Annual average rate €1 quoted into currencies specified below	
		September 30,		Fiscal year	
Currency	ISO Code	2010	2009	2010	2009
U.S. Dollar	USD	**1.365**	1.464	**1.358**	1.361
British Pound	GBP	**0.860**	0.909	**0.869**	0.875
Chinese Renminbi	CNY	**9.133**	9.966	**9.226**	9.340
Indian Rupee	INR	**61.247**	70.001	**62.754**	66.335

Hyperinflationary accounting – Financial statements of foreign subsidiaries, where the functional currency is the currency of a hyperinflationary economy, are adjusted to reflect changes in general purchasing power. In such instances, all items which are recognized on the Statement of Financial Position and in the Statements of Income are translated using the exchange rate at closing. Each non-monetary item on the Statement of Financial Position which is carried at cost or amortized cost and each transaction in the statements of income are restated by applying a general price index from the date of acquisition or initial incurrence of these items. The cumulative effects of inflation are recognized in the retained earnings at first time adoption or as gains and losses in net income at subsequent periods.

Revenue recognition – Revenue is recognized for product sales when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the risks and rewards of ownership have been transferred to the customer, the amount of revenue can be measured reliably, and collection of the related receivable is reasonably assured. If product sales are subject to customer acceptance, revenue is not recognized until customer acceptance occurs. Revenues from construction-type projects are generally recognized under the percentage-of-completion method, based on the percentage of costs to date compared to the total estimated contract costs, contractual milestones or performance. Revenues from service transactions are recognized as services are performed. For long-term service contracts, revenues are recog-

(in millions of €, except where otherwise stated and per share amounts)

nized on a straight-line basis over the term of the contract or, if the performance pattern is other than straight-line, as the services are provided, i.e. generally under the percentage-of-completion method. Operating lease income for equipment rentals is recognized on a straight-line basis over the lease term. Arrangements that are not in the legal form of a lease are accounted for as a lease if based on the substance of the arrangement it is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset. Receivables from finance leases, in which Siemens as lessor transfers substantially all the risks and rewards incidental to ownership to the customer are recognized at an amount equal to the net investment in the lease. Finance income is subsequently recognized based on a pattern reflecting a constant periodic rate of return on the net investment using the effective interest method. A selling profit component on manufacturing leases is recognized based on the policies for outright sales. Royalties are recognized on an accrual basis in accordance with the substance of the relevant agreement.

Sales of goods and services as well as software arrangements sometimes involve the provision of multiple elements. In these cases, the Company determines whether the contract or arrangement contains more than one unit of accounting. An arrangement is separated if (1) the delivered element(s) has (have) value to the customer on a stand-alone basis, (2) there is reliable evidence of the fair value of the undelivered element(s) and (3), if the arrangement includes a general right of return relative to the delivered element(s), delivery or performance of the undelivered element(s) is (are) considered probable and substantially in the control of the Company. If all three criteria are fulfilled, the appropriate revenue recognition convention is then applied to each separate unit of accounting. Generally, the total arrangement consideration is allocated to the separate units of accounting based on their relative fair values. The hierarchy of fair value evidence is as follows: (a) sales prices for the component when it is regularly sold on a stand-alone basis, (b) third-party prices for similar components or, under certain circumstances, (c) cost plus an adequate business-specific profit margin related to the relevant element. By this means, reliable fair values are generally available. However, there might be cases when fair value evidence according to (a) and (b) is not available and the application of the cost plus-method (c) does not create reasonable results because the costs incurred are not an appropriate base for the determination of the fair value of an element. In such cases the residual method is used, if fair value evidence is available for the undelivered but not for one or more of the delivered elements, i.e. the amount allocated to the delivered elements equals the total arrangement consideration less the aggregate fair value of the undelivered elements. If the three separation criteria (1) to (3) are not met, revenue is deferred until such criteria are met or until the period in which the last undelivered element is delivered. The amount allocable to the delivered elements is limited to the amount that is not contingent upon delivery of additional elements or meeting other specified performance obligations.

Dividends are recognized when the right to receive payment is established. Interests are recognized using the effective interest method.

Functional costs – In general, operating expenses by types are assigned to the functions following the functional area of the corresponding profit and cost centers. Expenses relating to cross-functional initiatives or projects are assigned to the respective functional costs based on an appropriate allocation principle.

Government grants – Government grants are recognized when there is reasonable assurance that the conditions attached to the grants are complied with and the grants will be received. Grants awarded for the purchase or the production of fixed assets (grants related to assets) are generally offset against the acquisition or production costs of the respective assets and reduce future depreciations accordingly. Grants awarded for other than non-current assets (grants related to income) are reported in the Consolidated Statements of Income under the same functional area as the corresponding expenses. They are recognized as income over the periods necessary to match them on a systematic basis to the costs that are intended to be compensated. Government grants for future expenses are recorded as deferred income.

Product-related expenses and losses from onerous contracts – Provisions for estimated costs related to product warranties are recorded in *Cost of goods sold and services rendered* at the time the related sale is recognized, and are established on an individual basis, except for the standard product business. The estimates reflect historic trends of warranty costs, as well as information regarding product failure experienced during construction, installation or testing of products. In the case of new products, expert opinions and industry data are also taken into consideration in estimating product warranty provisions. Expected losses from onerous contracts are recognized in the period when the current estimate of total contract costs exceeds contract revenue.

Research and development costs – Costs of research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding are expensed as incurred.

Costs for development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, are capitalized if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and Siemens intends, and has sufficient resources, to complete development and to use or sell the asset. The costs capitalized include the cost of materials, direct labour and other directly attributable expenditure that serves to prepare the asset for use. Such capitalized costs are included in *Other intangible assets* as other internally generated intangible assets, see Note 17. Other development costs are expensed as incurred. Capitalized development costs are stated at cost less accumulated amortization and impairment losses with an amortization period of generally three to five years.

Government grants for research and development activities are offset against research and development costs. They are recognized as income over the periods in which the research and development costs incur that are to be compensated. Government grants for future research and development costs are recorded as deferred income.

Earnings per share – Basic earnings per share is computed by dividing income from continuing operations, income from discontinued operations and net income, all attributable to ordinary shareholders of Siemens AG by the weighted average number of shares outstanding during the year. Diluted earnings per share are calculated by assuming conversion or exercise of all potentially dilutive securities and share-based payment plans.

Goodwill – Goodwill is not amortized, but instead tested for impairment annually, as well as whenever there are events or changes in circumstances (triggering events) which suggest that the carrying amount may not be recoverable. Goodwill is carried at cost less accumulated impairment losses.

The goodwill impairment test is performed at the level of Divisions which represent cash-generating units or groups of cash-generating units and are the lowest level at which goodwill is monitored for internal management purposes.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the (groups of) cash-generating unit(s) that are expected to benefit from the synergies of the business combination. If the carrying amount of the Division, to which the goodwill is allocated, exceeds its recoverable amount, an impairment loss on goodwill allocated to this Division is recognised. The recoverable amount is the higher of the Division's fair value less costs to sell and its value in use. If either of these amounts exceeds the carrying amount, it is not always necessary to determine both amounts. Siemens determines the recoverable amount of a Division based on its fair value less costs to sell. These values are generally determined based on discounted cash flow calculations. Impairment losses on goodwill are not reversed in future periods if the recoverable amount exceeds the carrying amount of the (group of) cash-generating unit(s) to which the goodwill is allocated; see Note 16 for further information.

Other intangible assets – Other intangible assets consist of software and other internally generated intangible assets, patents, licenses and similar rights. The Company amortizes intangible assets with finite useful lives on a straight-line basis over their respective estimated useful lives to their estimated residual values. Estimated useful lives for software, patents, licenses and other similar rights generally range from three to five years, except for intangible assets with finite useful lives acquired in business combinations. Intangible assets acquired in business combinations primarily consist of customer relationships and technology. Weighted average useful lives in specific acquisitions ranged from nine to twenty-two years for customer relationships and from seven to twelve years for technology. Intangible assets which are determined to have indefinite useful lives as well as intangible assets not yet available for use are not amortized, but instead tested for impairment at least annually.

Property, plant and equipment – Property, plant and equipment is valued at cost less accumulated depreciation and impairment losses. If the costs of certain components of an item of property, plant and equipment are significant in relation to the total cost of the item, they are accounted for and depreciated separately. Depreciation expense is recognized using the straight-line method. Residual values and useful lives are reviewed annually and, if expectations differ from previous estimates, adjusted accordingly. Costs of construction of qualifying assets, i.e. assets that require a substantial period of time to be ready for its intended use, include capitalized interest, which is amortized over the estimated useful life of the related asset. The following useful lives are assumed:

Factory and office buildings	20 to 50 years
Other buildings	5 to 10 years
Technical machinery & equipment	5 to 10 years
Furniture & office equipment	generally 5 years
Equipment leased to others	generally 3 to 5 years

Impairment of property, plant and equipment and other intangible assets – The Company reviews property, plant and equipment and other intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In addition, intangible assets with indefinite useful lives as well as intangible assets not yet available for use are subject to an annual impairment test. Recoverability of assets is measured by the comparison of the carrying amount of the asset to the recoverable amount, which is the higher of the asset's value in use and its fair value less costs to sell. If assets do not generate cash inflows that are largely independent of those from other assets or groups of assets, the impairment test is not performed at an individual asset level, instead, it is performed at the level of the cash-generating unit the asset belongs to. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets or cash generating unit exceeds their recoverable amount. If the fair value cannot be determined, the assets' value in use is applied as their recoverable amount. The assets' value in use is measured by discounting their estimated future cash flows. If there is an indication that the reasons which caused the impairment no longer exist, Siemens assesses the need to reverse all or a portion of the impairment.

The Company's property, plant and equipment and other intangible assets to be disposed of are recorded at the lower of carrying amount or fair value less costs to sell and depreciation is ceased.

Discontinued operations and non-current assets held for disposal – Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for sale or has been disposed of, if the component either (a) represents a separate major line of business or geographical area of operations or (b) is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations or (c) is a subsidiary acquired exclusively with a view to resale.

Siemens classifies a non-current asset or a disposal group (outside discontinued operations) as held for disposal if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset or disposal group must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets or disposal groups and its sale must be highly probable.

Income taxes – The Company applies IAS 12, *Income Taxes*. Under the liability method of IAS 12, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the income statement, unless related to items directly recognized in equity, in the period the new laws are substantively enacted. Deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which the deductible temporary differences, unused tax losses and unused tax credits can be utilized.

Inventories – Inventory is valued at the lower of acquisition or production cost and net realizable value, cost being generally determined on the basis of an average or first-in, first-out method. Production costs comprise direct material and labor and applicable manufacturing overheads, including depreciation charges. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Defined benefit plans – Siemens measures the entitlements of the defined benefit plans by applying the projected unit credit method. The approach reflects an actuarially calculated net present value of the future benefit entitlement for services already rendered. In determining the net present value of the future benefit entitlement for service already rendered (Defined Benefit Obligation (DBO)). Siemens considers future compensation and benefit increases, because the employee's final benefit entitlement at regular retirement age depends on future compensation or benefit increases. For post-employment healthcare benefits, Siemens considers health care trends in the actuarial valuations.

For unfunded plans, Siemens recognizes a pension liability equal to the DBO adjusted by unrecognized past service cost. For funded plans, Siemens offsets the fair value of the plan assets with the benefit obligations. Siemens recognizes the net amount, after adjustments for effects relating to unrecognized past service cost and any asset ceiling, under pension liability or pension asset.

Actuarial gains and losses, resulting for example from an adjustment of the discount rate or from a difference between actual and expected return on plan assets, are recognized by Siemens in the Consolidated Statements of Comprehensive Income in the year in which they occur. Those effects are recorded in full directly in equity, net of tax.

Provisions – A provision is recognized in the Statement of Financial Position when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect is material, provisions are recognized at present value by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money. When a contract becomes onerous, the present obligation under the contract is recognized as a provision and measured at the lower of the expected cost of fulfilling the contract and the expected cost of terminating the contract as far as they exceed the expected economic benefits of the contract. Additions to provisions and reversals are generally recognized in the income statement. The present value of legal obligations associated with the retirement of property, plant and equipment (asset retirement obligations) that result from the acquisition, construction, development or normal use of an asset is added to the carrying amount of the related asset. The additional carrying amount is depreciated over the useful life of the related asset. Additions to and reductions from the present value of asset retirement obligations that result from changes in estimates are generally recognized by adjusting the carrying amount of the related asset and provision. If the asset retirement obligation is settled for other than the carrying amount of the liability, the Company recognizes a gain or loss on settlement.

Termination benefits – Termination benefits are recognized in the period incurred and when the amount is reasonably estimable. Termination benefits in accordance with IAS 19 are recognized as a liability and an expense when the entity is demonstrably committed, through a formal termination plan or otherwise creating a valid expectation, to either provide termination benefits as a result of an offer made in order to encourage voluntary redundancy or terminate employment before the normal retirement date.

Financial instruments – A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial assets of the Company mainly include cash and cash equivalents, available-for-sale financial assets, trade receivables, loans receivable, finance lease receivables and derivative financial instruments with a positive fair value. Cash and cash equivalents are not included within the category available-for-sale financial assets as these financial instruments are not subject to fluctuations in value. Siemens does not make use of the category held to maturity. Financial liabilities of the Company mainly comprise notes and bonds, loans from banks, commercial paper, trade payables, finance lease payables and derivative financial instruments with a negative fair value. Siemens does not make use of the option to designate financial assets or financial liabilities at fair value through profit or loss at inception (Fair Value Option). Based on their nature, financial instruments are classified as financial assets and financial liabilities measured at cost or amortized cost and financial assets and financial liabilities measured at fair value and as receivables from finance leases. See Notes 31 and 32 for further information.

Financial instruments are recognized on the Statement of Financial Position when Siemens becomes a party to the contractual obligations of the instrument. Regular way purchases or sales of financial assets, i.e. purchases or sales under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned, are accounted for at the trade date.

Initially, financial instruments are recognized at their fair value. Transaction costs directly attributable to the acquisition or issue of financial instruments are only recognized in determining the carrying amount, if the financial instruments are not measured at fair value through profit or loss. Finance lease receivables are recognized at an amount equal to the net investment in the lease. Subsequently, financial assets and liabilities are measured according to the category – cash and cash equivalents, available-for-sale financial assets, loans and receivables, financial liabilities measured at amortized cost or financial assets and liabilities classified as held for trading – to which they are assigned.

Cash and cash equivalents – The Company considers all highly liquid investments with less than three months maturity from the date of acquisition to be cash equivalents. Cash and cash equivalents are measured at cost.

Available-for-sale financial assets – Investments in equity instruments, debt instruments and fund shares are all classified as available-for-sale financial assets and are measured at fair value, if reliably measurable. Unrealized gains and losses, net of applicable deferred income taxes, are recognized in *Other comprehensive income*. Provided that fair value cannot be reliably determined, Siemens measures available-for-sale financial instruments at cost. This applies to equity instruments that do not have a quoted market price in an active market, and decisive parameters cannot be reliably estimated to be used in valuations models for the determination of fair value.

When available-for-sale financial assets incur a decline in fair value below acquisition cost and there is objective evidence that the asset is impaired, the cumulative loss that has been recognized in equity is removed from equity and recognized in the Consolidated Statements of Income. The Company considers all available evidence such as market conditions and prices, investee-specific factors and the duration and the extent to which fair value is less than acquisition cost in evaluating potential impairment of its available-for-sale financial assets. The Company considers a decline in fair value as objective evidence of impairment, if the decline exceeds 20 percent of costs or continues for more than six months. An impairment loss is reversed in subsequent periods for debt instruments, if the reasons for the impairment no longer exist.

Loans and receivables – Financial assets classified as loans and receivables are measured at amortized cost using the effective interest method less any impairment losses. Impairment losses on trade and other receivables are recognized using separate allowance accounts. See Note 3 for further information regarding the determination of impairment. Loans and receivables bearing no or lower interest rates compared to market rates with a maturity of more than one year are being discounted.

Financial liabilities – Siemens measures financial liabilities, except for derivative financial instruments, at amortized cost using the effective interest method.

Derivative financial instruments – Derivative financial instruments, such as foreign currency exchange contracts and interest rate swap contracts, are measured at fair value. Derivative instruments are classified as held for trading unless they are designated as hedging instruments, for which hedge accounting is applied. Changes in the fair value of derivative financial instruments are recognized periodically either in net income or, in the case of a cash flow hedge, in *Other comprehensive income*, net of applicable deferred income taxes. Certain derivative instruments embedded in host contracts are also accounted for separately as derivatives.

Fair value hedges – The carrying amount of the hedged item is adjusted by the gain or loss attributable to the hedged risk. Where an unrecognized firm commitment is designated as the hedged item, the subsequent cumulative change in its fair value is recognized as a separate financial asset or liability with corresponding gain or loss recognized in net income.

For hedged items carried at amortized cost, the adjustment is amortized such that it is fully amortized by maturity of the hedged item. For hedged firm commitments the initial carrying amount of the assets or liabilities that result from meeting the firm commitments are adjusted to include the cumulative changes in the fair value that were previously recognized as separate financial assets or liabilities.

Cash flow hedges – The effective portion of changes in the fair value of derivative instruments designated as cash flow hedges are recognized in *Other comprehensive income*, net of applicable deferred income taxes, and any ineffective portion is recognized immediately in net income. Amounts accumulated in equity are reclassified into net income in the same periods in which the hedged item affects net income, see Note 32 for further information.

Share-based payment – IFRS 2 distinguishes between cash-settled and equity-settled share-based payment transactions. For both types, the fair value is measured at grant date and compensation expense is recognized over the vesting period during which the employees become unconditionally entitled to the awards granted. Cash-settled awards are re-measured at fair value at the end of each reporting period and upon settlement. Siemens uses an option pricing model to determine the fair value of stock options. The fair value of other share-based awards, such as stock awards, matching shares, and shares granted under the Jubilee Share Program, is determined as the market price of Siemens shares, considering dividends during the vesting period the grantees are not entitled to and certain non-vesting conditions, if applicable. See Note 34 for further information on share-based awards.

Prior year information – The presentation of certain prior year information has been reclassified to conform to the current year presentation. Specifically, in May 2008, the IASB issued a standard for improvements to International Financial Reporting Standards. In the Consolidated Statements of Cash Flow, according to an amendment of IAS 7, *Statement of Cash Flows*, cash flows to manufacture or acquire assets held for rental and subsequent sale in the course of the ordinary activities are presented as cash flows from operating activities. Previously, cash outflows in the context of operating leases have been presented as cash flows from investing activities. The amended IAS 7 is effective for annual periods beginning on or after January 1, 2009. Siemens applied the amendment retrospectively in the Statement of Cash Flow in fiscal year 2010. The amended IAS 1, applied retrospectively in fiscal 2010, resulted in the reclassification of certain derivative financial instruments, not qualifying for hedge accounting, from current to non-current. As of September 30, 2008, €227 were reclassified from *Other current financial assets* to *Other financial assets* and €334 from *Other current financial liabilities* to *Other financial liabilities*. As of September 30, 2009, the reclassification from *Other current financial assets and liabilities* to *Other financial assets and liabilities* amounted to €507 and €555, respectively. Beginning in fiscal 2010, the Company presents total interest income and expense separately in the Consolidated Statements of Income in accordance with Part II of the Annual Improvements Project 2008 of the IASB. Additionally, pension-related interest income (expense) as well as Impairments, net of reversals of impairments, on investments accounted for using the equity method and non-current available-for-sale investments are reclassified retrospectively in the Consolidated Statements of Cash Flow to conform to the current year presentation.

Recently adopted accounting pronouncements

In January 2008, the IASB published the revised standards IFRS 3, *Business Combinations* (IFRS 3 (2008)) and IAS 27, *Consolidated and Separate Financial Statements* (IAS 27 (2008)) which were endorsed in fiscal 2009. The revised standards are effective for business combinations in annual periods beginning on or after July 1, 2009 and were applied by the Company as of fiscal 2010 including its consequential amendments to IFRS 2, IFRS 7 and IAS 39.

IFRS 3 (2008) reconsiders the application of acquisition accounting for business combinations. Major changes relate to the measurement of non-controlling interests, the accounting for business combinations achieved in stages as well as the treatment of contingent consideration and acquisition-related costs. Based on the new regulation, non-controlling interests may be measured at their fair value (full-goodwill-methodology) or at the proportional fair value of assets acquired and liabilities assumed. In business combinations achieved in stages, any previously held equity interest in the acquiree is remeasured to its acquisition date fair value. Any changes to contingent consideration classified as a liability at the acquisition date are recognized in profit and loss. Acquisition-related costs are expensed in the period incurred.

Major changes in relation to IAS 27 (2008) relate to the accounting for transactions which do not result in a change of control as well as to those leading to a loss of control. If there is no loss of control, transactions with non-controlling interests are accounted for as equity transactions not affecting profit and loss. At the date control is lost, any retained equity interests are re-measured to fair value. Based on the amended standard, non-controlling interests may show a deficit balance since both profits and losses are allocated to the shareholders based on their equity interests.

In September 2007, the International Accounting Standards Board (IASB) issued IAS 1, *Presentation of Financial Statements: A Revised Presentation (IAS 1 revised)*. IAS 1 revised replaces IAS 1, *Presentation of Financial Statements (revised in 2003)*, as amended in 2005. The revision is aimed at improving users' ability to analyze and compare the information given in financial statements. IAS 1 revised sets overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content. The new standard is effective for fiscal periods beginning on or after January 1, 2009. The Company retrospectively applied *IAS 1 revised* in fiscal 2010 for all periods presented.

In fiscal 2010, the Company also adopted IAS 7 *Statements of Cash Flows* (retrospectively) and IAS 16 *Property, Plant and Equipment* in conjunction with the 2008 Improvements to IFRSs as well as IAS 23 *Borrowing Costs (as revised 2007)*.

In March 2009, the IASB issued *Improving Disclosures about Financial Instruments (Amendments to IFRS 7 Financial Instruments: Disclosures)* which enhances disclosures about fair value measurements of Financial Instruments. A three-level

(in millions of €, except where otherwise stated and per share amounts)

fair value disclosure hierarchy is introduced, that distinguishes fair value measurements by the significance of the inputs used and reflects the availability of observable market inputs when estimating fair values. Amendments are also made to enhance disclosures on liquidity risks, by clarifying the scope of liabilities to be disclosed in a maturity analysis. Siemens decided to early adopt the amendment in its fiscal 2009 Consolidated Financial Statements.

Recent accounting pronouncements, not yet adopted
The following pronouncement, issued by the IASB, is not yet effective and has not yet been adopted by the Company:

In November 2009, the IASB issued IFRS 9 *Financial Instruments*. This standard is the first phase of the IASB's three-phase project to replace IAS 39 *Financial Instruments: Recognition and Measurement*. IFRS 9 amends the classification and measurement requirements for financial assets, including some hybrid contracts. It uses a single approach to determine whether a financial asset is measured at amortized cost or at fair value, replacing the different rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments (its business model) and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the different impairment methods in IAS 39. The new standard is applicable for annual reporting periods beginning on or after January 1, 2013; early adoption is permitted. The European Financial Reporting Advisory Group postponed its endorsement advice, to take more time to consider the output from the IASB project to improve accounting for financial instruments. The Company is currently assessing the impacts of the adoption on the Company's Consolidated Financial Statements.

The IASB issued various other pronouncements. These recently adopted pronouncements as well as pronouncements not yet adopted did not have a material impact on Siemens' Consolidated Financial Statements.

3 – Critical accounting estimates

Siemens' Consolidated Financial Statements are prepared in accordance with IFRS as issued by the IASB and as adopted by the EU. Siemens' significant accounting policies, as described in Note 2 are essential to understanding the Company's results of operations, financial positions and cash flows. Certain of these accounting policies require critical accounting estimates that involve complex and subjective judgments and the use of assumptions, some of which may be for matters that are inherently uncertain and susceptible to change. Such critical accounting estimates could change from period to period and have a material impact on the Company's results of operations, financial positions and cash flows. Critical accounting estimates could also involve estimates where management reasonably could have used a different estimate in the current accounting period. Management cautions that future events often vary from forecasts and that estimates routinely require adjustment.

Revenue recognition on construction contracts – The Company's Sectors, particularly Energy and Industry, conduct a significant portion of their business under construction contracts with customers. The Company generally accounts for construction projects using the percentage-of-completion method, recognizing revenue as performance on contract progresses. Certain long-term service contracts are accounted for under the percentage-of-completion method as well. This method places considerable importance on accurate estimates of the extent of progress towards completion. Depending on the methodology to determine contract progress, the significant estimates include total contract costs, remaining costs to completion, total contract revenues, contract risks and other judgments. Management of the operating Divisions continually reviews all estimates involved in such construction contracts and adjusts them as necessary. The Company also uses the percentage-of-completion method for projects financed directly or indirectly by Siemens. In order to qualify for such accounting, the credit quality of the customer must meet certain minimum parameters as evidenced by the customer's credit rating or by a credit analysis performed by Siemens Financial Services (SFS), which performs such reviews on behalf of the Company's Managing Board. In addition, to qualify for such accounting, at a minimum, a customer's credit rating must be single B from external rating agencies or an equivalent SFS-determined rating. In cases where the credit quality does not meet such standards, the Company recognizes revenue for construction contracts and financed projects based on the lower of cash if irrevocably received, or contract completion. The Company believes the credit factors used provide a reasonable basis for assessing credit quality.

Trade and other receivables – The allowance for doubtful accounts involves significant management judgment and review of individual receivables based on individual customer creditworthiness, current economic trends and analysis of historical bad debts on a portfolio basis. For the determination of the country-specific component of the individual allowance, we also consider country credit ratings, which are centrally determined based on information from external rating agencies. Regarding the determination of the valuation allowance derived from a portfolio-based analysis of historical bad debts, a decline of receivables in volume results in a corresponding reduction of such provisions and vice versa. As of September 30, 2010 and 2009, Siemens recorded a total valuation allowance for accounts receivable of €1,161 and €1,281, respectively.

Impairment – Siemens tests at least annually whether goodwill has incurred any impairment, in accordance with its accounting policy. The determination of the recoverable amount of a Division to which goodwill is allocated involves the use of estimates by management. The outcome predicted by these estimates is influenced e.g. by the successful integration of acquired entities, volatility of capital markets and foreign exchange rate fluctuations. The recoverable amount is the higher of the Division's fair value less costs to sell and its value in use. The Company generally uses discounted cash flow based methods to determine these values. These discounted cash flow calculations use five-year projections that are based on the financial budgets approved by management. Cash flow projections take into account past experience and represent management's best estimate about future developments. Cash flows after the planning period are extrapolated using individual growth rates. Key assumptions on which management has based its determination of fair value less costs to sell and value in use include estimated growth rates, weighted average cost of capital and tax rates. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment. In fiscal 2010 a goodwill impairment of €1,145 was recognized in the Diagnostics Division of Sector Healthcare. See Note 16 for further information as well as for parameters of Healthcare's Diagnostic Division impairment test.

Likewise, whenever property, plant and equipment, other intangible assets and investments accounted for using the equity method are tested for impairment, the determination of the assets' recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment.

In the three months ended September 30, 2009, NSN, presented in the segment Equity Investments was tested for impairment. The main triggering events were NSN's loss of market share as well as a decrease in the product business operations resulting in significantly adjusted financial forecasts of future cash flows of NSN. The NSN impairment test is based on fair value less costs to sell applying a discounted cash flow method. As a result, an impairment loss of €1,634 was recognized in fiscal 2009. Whether future impairments of our investment in NSN will be required is dependent on its ability to grow and / or otherwise return to increasing profitability.

Employee benefit accounting – Pension plans and similar commitments – Obligations for pension and other post-employment benefits and related net periodic benefit costs are determined in accordance with actuarial valuations. These valuations rely on key assumptions including discount rates, expected return on plan assets, expected salary increases, mortality rates and health care trend rates. The discount rate assumptions are determined by reference to yields on high-quality corporate bonds of appropriate duration and currency at the end of the reporting period. In case such yields aren't available discount rates are based on government bonds yields. Expected returns on plan assets assumptions are determined on a uniform methodology, considering long-term historical returns and asset allocations. Due to changing market and economic conditions the underlying key assumptions may differ from actual developments and may lead to significant changes in pension and other post-employment benefit obligations. Such differences are recognized in full directly in equity in the period in which they occur without affecting profit or loss. For a discussion of the current funded status and a sensitivity analysis with respect to the impact of certain critical assumptions on the net periodic benefit cost see Note 24.

Termination benefits – Siemens runs restructuring projects on an individual basis. Costs in conjunction with terminating employees and other exit costs are subject to significant estimates and assumptions. See Note 5 for further information.

Provisions – Significant estimates are involved in the determination of provisions related to onerous contracts, warranty costs, asset retirement obligations and legal proceedings. A significant portion of the business of certain operating Divisions is performed pursuant to long-term contracts, often for large projects, in Germany and abroad, awarded on a competitive bidding basis. Siemens records a provision for onerous sales contracts when current estimates of total contract costs exceed expected contract revenue. Such estimates are subject to change based on new information as projects progress to-

(in millions of €, except where otherwise stated and per share amounts)

ward completion. Onerous sales contracts are identified by monitoring the progress of the project and updating the estimate of total contract costs which also requires significant judgment relating to achieving certain performance standards, for example in the IT service business, the Mobility Division, Industry Solutions Division, Workflow and Solutions Division and the Energy Sector as well as estimates involving warranty costs. Significant estimates and assumptions are also involved in the determination of provisions related to major asset retirement obligations. Uncertainties surrounding the amount to be recognized include, for example, the estimated costs of decommissioning because of the long time frame over which future cash outflows are expected to occur including the respective interest accretion. Amongst others, the estimated cash outflows could alter significantly if, and when, political developments affect the government's plans to develop the final storage. See Note 25 *Provisions* for further information on major asset retirement obligations.

Siemens is subject to legal and regulatory proceedings in various jurisdictions. Such proceedings may result in criminal or civil sanctions, penalties or disgorgements against the Company. If it is more likely than not that an obligation of the Company exists and will result in an outflow of resources, a provision is recorded if the amount of the obligation can be reliably estimated. Regulatory and legal proceedings as well as government investigations often involve complex legal issues and are subject to substantial uncertainties. Accordingly, management exercises considerable judgment in determining whether there is a present obligation as a result of a past event at the end of the reporting period, whether it is more likely than not that such a proceeding will result in an outflow of resources and whether the amount of the obligation can be reliably estimated. The Company periodically reviews the status of these proceedings with both inside and outside counsel. These judgments are subject to change as new information becomes available. The required amount of a provision may change in the future due to new developments in the particular matter. Revisions to estimates may significantly impact future net income. Upon resolution, Siemens may incur charges in excess of the recorded provisions for such matters. It cannot be excluded, that the financial position or results of operations of Siemens will be materially affected by an unfavorable outcome of legal or regulatory proceedings or government investigations. See Note 30 for further information on legal proceedings.

Income taxes – Siemens operates in various tax jurisdictions and therefore has to determine tax positions under respective local tax laws and tax authorities' views which can be complex and subject to different interpretations of taxpayers and local tax authorities. Deferred tax assets are recognized if sufficient future taxable profit is available, including income from forecasted operating earnings, the reversal of existing taxable temporary differences and established tax planning opportunities. As of each period-end, management evaluates the recoverability of deferred tax assets, based on projected future taxable profits. As future developments are uncertain and partly beyond management's control, assumptions are necessary to estimate future taxable profits as well as the period in which deferred tax assets will recover. Estimates are revised in the period in which there is sufficient evidence to revise the assumption. If management considers it probable that all or a portion of a deferred tax asset cannot be realized, a corresponding valuation allowance is taken into account.

4 – Acquisitions, dispositions and discontinued operations

a) Acquisitions

In fiscal 2010 and 2009, the Company completed a number of acquisitions. These acquisitions have been accounted for under the acquisition method and have been included in the Company's Consolidated Financial Statements since the date of acquisition.

aa) Acquisitions in fiscal 2010

At the beginning of November 2009, Siemens acquired a controlling interest of 100 percent in Solel Solar Systems Ltd., Beit Shemesh/Israel (Solel), in a share deal transaction. Solel is a solar technology company focusing on the concentrated solar power (CSP) market. Solel develops, designs, manufactures and installs equipment for solar thermal power plants. Besides that, Solel is also developing the Lebrija 1 (50MW) solar thermal power plant in Spain (Lebrija 1). The rationale for the acquisition was to expand the product portfolio of Siemens in the field of CSP to become a leading CSP product and solution provider. Solel, which was consolidated as of November 2009, has been integrated into Sector Energy Renewable Division. The aggregate consideration amounts to approximately €279 (including €14 cash acquired). The Company further proceeded with the purchase price allocation in the fourth quarter of fiscal 2010, but has not yet finalized it. As such, the amounts recognized as a result of the fair value measurement of assets acquired and liabilities assumed have been determined provisionally. Based on the provisional fair value assessment, approximately €56 was allocated to intangible assets subject to amortization and approximately €194 was recorded as goodwill. Of the €56 intangible assets, €35 was allocated to patented and unpatented technology with weighted average useful life of 6.5 years, €14 to order backlog with weighted average useful life of 1 year and €7 to in-process research and development and trademarks with weighted average useful life of 4 years. The acquired Solel business contributed revenues of €92 and a net loss of €53 (including purchase price accounting effects and integration costs) to the group for the period from acquisition to September 30, 2010. If the acquisition had occurred on October 1, 2009, impact on consolidated revenues and consolidated loss for the 12 months ended September 30, 2010 would have been €109 and €52, respectively.

In fiscal 2010, Siemens additionally acquired various entities, which were not material, either individually or in aggregate.

ab) Acquisitions in fiscal 2009
In fiscal 2009, Siemens acquired various entities, which were not material, either individually or in aggregate.

b) Dispositions and Discontinued Operations
ba) Dispositions not qualifying for discontinued operations: closed transactions
Dispositions in fiscal 2010
At the end of December 2009, Siemens sold its 25 percent minority stake in Dräger Medical AG & Co. KG to the majority shareholder Drägerwerk AG & Co. KGaA. The investment was accounted for using the equity method at the Healthcare Sector. The sale proceeds include a cash component, a vendor loan component and an option component, which is dependent on the share-price performance of the Drägerwerk AG & Co. KGaA.

Regarding the disposition of the Airfield Solutions Business of the Industry Sector and the Roke Manor activities in the U.K. see Note 6; regarding the sale of UBS Real Estate Kapitalanlagegesellschaft mbH see Note 9.

Dispositions in fiscal 2009
The Siemens Wohnungsgesellschaft real estate transaction closed in the third quarter of fiscal 2009 – see Note 6 for further information.

At the beginning of October 2008, Siemens completed the transfer of an 80.2 percent stake in Siemens Home and Office Communication Devices GmbH & Co. KG (SHC), reported in Centrally managed portfolio activities, to ARQUES Industries AG. The transaction resulted in a preliminary net loss of €108 (including an impairment loss of €78) of which the majority was recorded in fiscal 2008.

At the beginning of November 2008, Siemens signed an agreement to sell its 50 percent stake of Fujitsu Siemens Computers (Holding) BV (FSC), which was presented in the segment Equity Investments, to Fujitsu Limited. The transaction closed at the beginning of April 2009. The transaction resulted in a pretax gain, net of related costs of €327. The transaction gain is included in *Other operating income*.

bb) Dispositions not qualifying for discontinued operations: held for disposal
The Consolidated Statement of Financial Position as of September 30, 2010 and 2009 include assets of €715 and €517 and liabilities of €146 and €157, respectively, classified as held for disposal. Included as of September 30, 2010 are mainly amounts relating to Electronics Assembly Systems (EA) in Centrally managed portfolio activities and Areva NP S.A.S., held by the Energy Sector. For EA, closing is expected in the second quarter of fiscal 2011. In January 2009, Siemens announced that it will terminate the Shareholders Agreement of the joint venture Areva NP S.A.S., and sell its 34 percent interest in Areva NP S.A.S. to the majority shareholder Areva S.A. under the terms of a put agreement. The carrying amount of the interest in Areva NP S.A.S. amounts to €190. The required approval of antitrust authorities has been obtained in October 2009. The Company expects to receive the expert opinion regarding the valuation of Areva NP S.A.S. within calendar year 2010, which is a necessary precondition to close this transaction. The major classes of assets and liabilities classified as asset held for sale are the carrying amount of our 34 percent interest in Areva NP S.A.S. and the operating assets and liabilities held by EA.

bc) Discontinued operations
Former segment Communications (Com) – discontinued operations
The historical results of the former operating segment Communications (Com), with the exception of certain business activities which became part of Centrally managed portfolio activities are reported as discontinued operations in the Company's Consolidated Statements of Income for all periods presented. The Com activities previously included the Mobile Devices (MD) business, which was sold in fiscal 2005, the carrier-related operations which were contributed to Nokia Siemens

(in millions of €, except where otherwise stated and per share amounts)

Networks B.V., The Netherlands (NSN) in April 2007 and Siemens Enterprise Communications (SEN) of which 51 percent were sold as of September 30, 2008.

In April 2007, Siemens contributed its carrier-related operations and Nokia Corporation (Nokia), Finland contributed its Networks Business Group into NSN, in exchange for shares in NSN. Siemens and Nokia each own an economic share of approximately 50 percent of NSN.

Siemens has the ability to exercise significant influence over operating and financial policies of NSN and beginning April 2007, reports its equity interest in NSN in *Investments accounted for using the equity method*, see Note 19 and its share of income (loss) in NSN in *Income (loss) from investments accounted for using the equity method, net*, see Note 8.

At the end of September 2008, Siemens sold a 51 percent stake in SEN to The Gores Group, a U.S.-based financial and operational management firm. The Gores Group contributed two businesses into Enterprise Networks Holdings B.V., The Netherlands (EN), which complement the business of SEN. The transaction resulted in a post-closing pre-tax gain of €36 and €117, respectively, in fiscal 2010 and 2009, all included in discontinued operations. The historical results of SEN are reported as discontinued operations in the Consolidated Statements of Income for all periods presented including adjustments to the former Com business.

Siemens has the ability to exercise significant influence over operating and financial policies of EN and beginning September 30, 2008 reports its equity interest in EN in *Investments accounted for using the equity method*, see Note 19, and its share of income (loss) in EN in *Income (loss) from investments accounted for using the equity method, net*, see Note 8.

The net results of discontinued operations presented in the Consolidated Statements of Income reflecting the former Com activities consist of the following components:

	Year ended September 30,	
	2010	2009
Revenue	2	15
Costs and expenses	(92)	(47)
Gain (loss) related to the contribution of the carrier-related operations to NSN	–	9
Gain (loss) on disposal of the SEN business	36	117
Income (loss) from discontinued operations before income taxes	**(54)**	**94**
Income taxes corresponding to ordinary activities including the measurement to fair value less costs to sell	22	(34)
Income taxes corresponding to the gain or loss related to the contribution of the carrier-related operations to NSN	–	(4)
Income taxes corresponding to the gain or loss related to the contribution of the Siemens Enterprise Business to EN	(11)	(19)
Income (loss) from discontinued operations, net of income taxes	**(43)**	**37**

The net results of discontinued operations presented in the Consolidated Statements of Income for fiscal 2010 and 2009, relate mainly to legal and carve-out related matters in connection with the former Com activities; in fiscal 2009 they also relate to a loss on disposal of the SEN business which was compensated by a positive income effect of €154 from a settlement between Siemens and The Gores Group regarding pending requirements for purchase price adjustment and further mutual obligations in relation to the disposal of the SEN business.

The effects of the fiscal 2009 settlement between Siemens and The Gores Group are subject to German corporate tax only.

5 – Restructuring expense

Siemens has implemented and will continue to run various restructuring measures. In fiscal 2010, for example, the Industry Sector reported personnel-related expenses of €200 for a number of restructuring projects.

Under a strategic reorientation of Siemens IT Solutions and Services, as previously announced by Siemens, a restructuring project was initiated in fiscal 2010; it aims at providing a competitive structure of the Siemens IT business by reducing the workforce by 4,200 jobs worldwide. The related program measures mainly are severance payments in conjunction with transfer companies, early retirement arrangements and severance payments. Assumptions concern mainly the duration of the individual participation in transfer companies. In fiscal 2010, restructuring costs comprised termination benefits of €399, which were reported at Siemens IT Solutions and Services.

In fiscal 2008, the SG&A program was initiated, which aimed at reducing marketing, selling, general and administrative expense (SG&A) by approximately €1.2 billion by the year 2010. In fiscal 2009, net expenses under the SG&A program of €235 were reported in Corporate items which include termination benefits resulting from the SG&A program and other ongoing personnel-related restructuring measures of €337. They also include a gain of €102 attributable to the reversal of accrued termination benefits recognized as of September 30, 2008 for the German part of SG&A and related programs which is due to a change in estimate on the respective program measures, i.e. more intensive use of the early retirement arrangements as compared to severance payments in conjunction with transfer companies. SG&A program-related termination benefits are reported in Corporate items and pensions.

Restructuring costs are recorded in *Income (loss) from continuing operations before income taxes*. *Other current liabilities* include the majority of the termination benefits.

6 – Other operating income

	Year ended September 30,	
	2010	2009
Gains on disposals of businesses	**134**	409
Gains on sales of property, plant and equipment and intangibles	**287**	356
Other	**435**	300
	856	**1,065**

Gains on disposals of businesses, in fiscal 2010, includes €47 gain related to the sale of our Airfield Solutions Business of the Industry Sector and €35 from the sale of our Roke Manor activities in the U.K., held centrally. *Gains on disposals of businesses* in fiscal 2009 include €327 from the sale of Siemens' investment in FSC presented in the segment Equity Investments. See Note 4 *Acquisitions, dispositions and discontinued operations* for further information.

Real estate, which we had recognized as a lessee finance lease under a previous sale and lease back transaction, was sold by the lessor (entities controlled by the Siemens Pension-Trust e.V.) in fiscal 2010, which resulted in the dissolution of our liability from continuing lease involvement of €191 (non-cash transaction), the removal of real estate with a carrying amount of €122 and a gain of €69 reported in *Gains on sales of property, plant and equipment and intangibles*. In connection with the new real estate operating lease, entered into in the second quarter of fiscal 2010, the Company received lease subsidies amounting to €43 which are deferred and recognized in income over the term of the new lease. In fiscal 2010, *Gains on sales of property, plant and equipment and intangibles* also includes a gain of €74 from the sale of various properties in Zug, Switzerland. *Gains on sales of property, plant and equipment and intangibles* in fiscal 2009, includes a pre-tax gain of €224, net of related costs, from the sale of Siemens' residential real estate holdings. The transaction is presented in Siemens Real Estate.

Other, in fiscal 2010, includes gains from settlement agreements with former Managing and Supervisory Board members in conjunction with compliance matters, mainly from Siemens' directors and officers insurance of €84; as well as €40 related to the recovery of funds frozen by authorities. For further information on legal and regulatory matters included in *Other* see Note 30. In the third quarter of fiscal 2010, the Company ceased to consolidate a subsidiary because of a loss of control and began accounting for the investment using the equity method of accounting. This loss of control resulted in a gain of €40 that is primarily attributable to the dilution of derivatives financial liabilities held by the investee. *Other* in fiscal 2009, includes income related to legal and regulatory matters.

(in millions of €, except where otherwise stated and per share amounts)

7 – Other operating expense

	Year ended September 30,	
	2010	2009
Impairment of goodwill, see Note 16	**(1,145)**	(32)
Losses on disposals of businesses	**(117)**	(68)
Losses on sales of property, plant and equipment and intangibles	**(48)**	(83)
Other	**(301)**	(449)
	(1,611)	**(632)**

Impairment of goodwill in fiscal 2010, relates to Healthcare's Diagnostics Division, see Note 16 for further information.

Losses on disposals of businesses in fiscal 2010, include €106 provided for in connection with the announced sale of the Electronics Assembly Systems business held in Centrally managed portfolio activities.

Other in fiscal 2009, includes fees for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities of €95 and €53 provided for in connection with a settlement agreement with the World Bank Group – see Note 30 *Legal Proceedings* for further information.

8 – Income (loss) from investments accounted for using the equity method, net

	Year ended September 30,	
	2010	2009
Share of profit (loss), net	**(9)**	(392)
Gains (losses) on sales, net	**9**	5
Impairment	**(40)**	(1,644)
Reversals of impairment	**–**	85
	(40)	**(1,946)**

Share of profit (loss), net includes our share in NSN's fiscal 2010 and 2009 earnings of €(533) and €(543), respectively, our share in EN's fiscal 2010 and 2009 earnings of €5 and €(171), respectively, our share in BSH Bosch und Siemens Hausgeräte GmbH (BSH) as well as our share in Krauss-Maffei Wegmann GmbH & Co. KG (KMW) the two latter totaling €277 and €195, in fiscal 2010 and 2009, respectively, see also Note 4 and Note 19 for further information.

Investments in associates and in jointly controlled entities are tested for impairment if there is an indication that the investment may be impaired. In the three months ended September 30, 2009, NSN, presented in the segment Equity Investments, was tested for impairment. The main triggering events were NSN's loss of market share as well as a decrease in the product business operations resulting in significantly adjusted financial forecasts of future cash flows of NSN. The NSN impairment test is based on fair value less costs to sell applying a discounted cash flow method. As a result, an impairment loss of €1,634 was recognized in *Income (loss) from investments accounted for using the equity method*. The weighted average cost of capital (WACC) and the terminal value growth rate were the key assumptions used in calculating the fair value of the NSN equity impairment. A post-tax WACC of 9 percent and a terminal value growth rate of 1 percent were used. We believe, our assumptions were generally consistent with the current market assessment of the risks specific to NSN and take into consideration macroeconomic and industry specific trends.

Reversals of impairment in fiscal 2009 of €51 relates to an impairment in a previous year of an investment held by SFS, which was reversed as a result of a recovery of our expected future results from that investment.

For further information on the Company's principal investments accounted for under the equity method see Note 19.

9 – Interest income, interest expense and other financial income (expense), net

	Year ended September 30,	
	2010	2009
Pension related interest income	1,396	1,303
Interest income, other than pension	765	833
Interest income	**2,161**	**2,136**
Pension related interest expense	(1,461)	(1,530)
Interest expense, other than pension	(429)	(683)
Interest expense	**(1,890)**	**(2,213)**
Income (expense) from available-for-sale financial assets, net	44	(12)
Miscellaneous financial income (expense), net	(380)	(421)
Other financial income (expense), net	**(336)**	**(433)**

The components of **Income (expense) from pension plans and similar commitments, net** were as follows:

	Year ended September 30,	
	2010	2009
Expected return on plan assets	1,396	1,303
Interest cost	(1,461)	(1,530)
Income (expense) from pension plans and similar commitments, net	**(65)**	**(227)**

Total amounts of **interest income and (expense)**, other than pension, were as follows:

	Year ended September 30,	
	2010	2009
Interest income, other than pension	765	833
Interest (expense), other than pension	(429)	(683)
Interest income (expense), net, other than pension	**336**	**150**
Thereof: Interest income (expense) of Operations, net	*19*	*39*
Thereof: Other interest income (expense), net	*317*	*111*

Interest income (expense) of Operations, net includes interest income and expense primarily related to receivables from customers and payables to suppliers, interest on advances from customers and advanced financing of customer contracts. *Other interest income (expense), net* includes all other interest amounts primarily consisting of interest relating to corporate debt, and related hedging activities, as well as interest income on corporate assets.

Interest income (expense) other than pension includes the following with respect to financial assets (financial liabilities) not at fair value through profit or loss:

	Year ended September 30,	
	2010	2009
Total interest income on financial assets	749	804
Total interest expenses on financial liabilities[1]	(1,002)	(994)

1 Relating to hedged positions, herein only the interest expense on hedged items not at fair value through profit and loss is included, whereas *Interest expense, other than pension* also contains the offsetting effect on interest of the hedging instrument. The difference is due to the disparities of interest rate swap contracts further explained in footnote 32, *Fair value hedges of fixed-rate debt obligations*.

The components of *Income (expense) from available-for-sale financial assets, net* were as follows:

	Year ended September 30,	
	2010	2009
Dividends received	24	29
Gains on sales, net	64	16
Impairment	(48)	(59)
Other	4	2
Income (expense) from available-for-sale financial assets, net	**44**	**(12)**

Gains on sales, net, in fiscal 2010, include €47 gain from the sale of UBS Real Estate Kapitalanlagegesellschaft mbH.

Miscellaneous financial income (expense), net, in fiscal 2010 and 2009, comprises gains (losses) of €(313) and €(200) respectively, as a result of the accretion of provisions and the increase (decrease) in the discount rate, as well as expenses as

(in millions of €, except where otherwise stated and per share amounts)

a result of allowances and write offs of finance receivables, net of reversals of €(63) and €(162), respectively. It also includes gains and losses related to derivative financial instruments.

10 – Income taxes

Income (loss) from continuing operations before income taxes is attributable to the following geographic regions:

	Year ended September 30, 2010	2009
Germany	**1,891**	1,525
Foreign	**3,920**	2,366
	5,811	**3,891**

Income tax expense (benefit) consists of the following:

	Year ended September 30, 2010	2009
Current tax:		
German corporation and trade taxes	**31**	269
Foreign income taxes	**1,564**	1,209
	1,595	1,478
Deferred tax:		
Germany	**445**	1
Foreign	**(341)**	(45)
	104	(44)
Income tax expense	**1,699**	**1,434**

The current income tax expense in fiscal 2010 and 2009 includes adjustments recognized for current tax of prior years in the amount of €(234) and €(11), respectively. The reduction of the German current tax expense in fiscal 2010 is affected by the release of tax liabilities after the positive decision on appeal with respect to the deductibility of certain expenses associated with certain foreign dividends.

The deferred tax expense (benefit) in fiscal 2010 and 2009 includes tax effects of the origination and reversal of temporary differences of €(199) and €(177).

In Germany, the calculation of current tax is based on a corporate tax rate of 15 percent and a solidarity surcharge thereon of 5.5 percent, for all distributed and retained earnings. In addition to corporate taxation, trade tax is levied on profits earned in Germany. Since trade tax is a non deductible expense the average trade tax rate is 15 percent, resulting in a combined total tax rate of 31 percent. Deferred tax assets and liabilities are measured at tax rates that are expected to apply to the period when the asset is realized or the liability is settled.

For foreign subsidiaries, current taxes are calculated based on the local tax laws and applicable tax rates in the individual foreign countries. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled.

Income tax expense differs from the amounts computed by applying a combined statutory German income tax rate of 31 percent as follows:

	Year ended September 30, 2010	2009
Expected income tax expense	**1,801**	1,206
Increase (decrease) in income taxes resulting from:		
Non-deductible losses and expenses	**691**	715
Tax-free income	**(305)**	(421)
Taxes for prior years	**(256)**	(76)
Change in realizability of deferred tax assets and tax credits	**(37)**	25
Change in tax rates	**11**	(17)
Foreign tax rate differential	**(213)**	(116)
Tax effect of investments accounted for using the equity method	**2**	121
Other, net	**5**	(3)
Actual income tax expense	**1,699**	**1,434**

The income tax resulting from non-tax deductible losses and expenses in fiscal 2010 is mainly attributable to the goodwill impairment of the Diagnostics Division of Healthcare, which is only partly tax-deductible; in fiscal 2009, to the impairment of NSN.

Deferred income tax assets and liabilities on a gross basis are summarized as follows:

	September 30,	
	2010	2009
Assets:		
Financial assets	12	66
Other intangible assets	297	117
Property, plant and equipment	305	337
Inventories	528	428
Receivables	994	518
Pension plans and similar commitments	2,674	1,892
Provisions	1,835	1,515
Liabilities	2,645	1,848
Tax loss and credit carryforward	1,971	2,455
Other	312	209
Deferred tax assets	11,573	9,385
Liabilities:		
Financial assets	189	138
Other intangible assets	1,357	1,286
Property, plant and equipment	787	700
Inventories	2,112	1,793
Receivables	2,413	1,532
Provisions	800	962
Liabilities	265	168
Other	287	291
Deferred tax liabilities	8,210	6,870
Total deferred tax assets, net	**3,363**	**2,515**

In assessing the realizability of deferred tax assets, management considers the extent to which it is probable that the deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carryforwards become deductible. Management considers the expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is probable the Company will realize the benefits of these deductible differences. As of September 30, 2010 the Company has certain tax losses subject to significant limitations. For those losses deferred tax assets are not recognized, as it is not probable that gains will be generated to offset those losses.

As of September 30, 2010, the Company had €6,496 (in fiscal 2009: 8,015) of gross tax loss carryforwards. The Company assumes that future operations will generate sufficient taxable income to realize the deferred tax assets.

Deferred tax assets have not been recognized in respect of the following items (gross amounts):

	September 30,	
	2010	2009
Deductible temporary differences	204	341
Tax loss carryforward	629	612
	833	953

As of September 30, 2010 and 2009, respectively €297 and €332 of the unrecognized tax loss carryforwards expire over the periods to 2027.

The Company has ongoing regular tax audits concerning open income tax years in a number of jurisdictions. Adequate provisions for all open tax years have been foreseen.

The Company recorded deferred tax liabilities for income taxes and foreign withholding taxes on future dividend distributions from subsidiaries which are intended to be repatriated. The company has not recognized deferred tax liabilities for income taxes or foreign withholding taxes on the cumulative earnings of subsidiaries of €15,609 (in fiscal 2009: €15,403) because the earnings are intended to be permanently reinvested in the subsidiaries.

Including the items charged or credited directly to equity and the expense (benefit) from continuing and discontinued operations, the income tax expense (benefit) consists of the following:

	Year ended September 30,	
	2010	2009
Continuing operations	1,699	1,434
Discontinued operations	(11)	58
Income and expense recognized directly in equity	(893)	(231)
	795	1,261

(in millions of €, except where otherwise stated and per share amounts)

11 – Available-for-sale financial assets

The following tables summarize the current portion of the Company's investment in available-for-sale financial assets:

	September 30, 2010			
	Cost	Fair Value	Unrealized gain	Unrealized loss
Equity instruments	6	22	16	–
Debt instruments	210	213	3	–
Fund shares	11	11	–	–
	227	**246**	**19**	**–**

	September 30, 2009			
	Cost	Fair Value	Unrealized gain	Unrealized loss
Equity instruments	7	19	12	–
Debt instruments	109	112	3	–
Fund shares	38	39	1	–
	154	**170**	**16**	**–**

Proceeds from sales of available-for-sale financial assets traded in an active market for the years ended September 30, 2010 and 2009 were €44 and €35, respectively. Gross realized gains on sales of such available-for-sale financial assets for continuing and discontinued operations for the years ended September 30, 2010 and 2009 were €5 and €7, respectively. Gross realized losses on sales of such available-for-sale financial assets for continuing and discontinued operations for the years ended September 30, 2010 and 2009 were €3 and €10, respectively.

Available-for-sale financial assets classified as non-current are included in *Other financial assets*, see Note 20.

12 – Trade and other receivables

	September 30,	
	2010	2009
Trade receivables from the sale of goods and services	13,186	12,711
Receivables from finance leases	1,785	1,738
	14,971	**14,449**

The valuation allowance on the Company's current and long-term receivables, see Notes 12, 13 and 20 (except for receivables from finance leases), which belong to the class of Financial assets and liabilities measured at (amortized) cost, changed as follows:

	Year ended September 30,	
	2010	2009
Valuation allowance as of beginning of fiscal year	1,116	913
Increase in valuation allowances recorded in the income statement in the current period	63	449
Write-offs charged against the allowance	(240)	(222)
Recoveries of amounts previously written-off	13	7
Foreign exchange translation differences	40	(24)
Reclassification to *Assets held for disposal*	1	(7)
Valuation allowance as of fiscal year-end	**993**	**1,116**

Receivables from finance leases are presented in the Statements of Financial Position as follows:

	September 30,	
	2010	2009
Receivables from finance leases, current	1,785	1,738
Receivables from finance leases, long-term portion	3,094	3,147
	4,879	**4,885**

The valuation allowance on the Company's current and long-term receivables, see Notes 12 and 20, relating to finance leases, changed as follows:

	Year ended September 30,	
	2010	2009
Valuation allowance as of beginning of fiscal year	165	100
Increase in valuation allowances recorded in the income statement in the current period	45	148
Write-offs charged against the allowance	(64)	(97)
Recoveries of amounts previously written-off	15	18
Foreign exchange translation differences	7	(4)
Valuation allowance as of fiscal year-end	**168**	165

Minimum future lease payments to be received are as follows:

	September 30,	
	2010	2009
2010	–	2,084
2011	2,145	1,450
2012	1,428	978
2013	978	597
2014	541	280
2015	238	–
After 2015 in fiscal 2010 (after 2014 in fiscal 2009)	168	173
Minimum future lease payments to be received	**5,498**	5,562

The following table shows a reconciliation of minimum future lease payments to the gross and net investment in leases and to the present value of the minimum future lease payments receivable:

	September 30,	
	2010	2009
Minimum future lease payments	5,498	5,562
Plus: Unguaranteed residual values	182	170
Gross investment in leases	5,680	5,732
Less: Unearned finance income	(633)	(682)
Net investment in leases	5,047	5,050
Less: Allowance for doubtful accounts	(168)	(165)
Less: Present value of unguaranteed residual value	(153)	(144)
Present value of minimum future lease payments receivable	**4,726**	**4,741**

The gross investment in leases and the present value of minimum future lease payments receivable are due as follows:

	September 30,	
	2010	2009
Gross investment in leases	5,680	5,732
Within 1 year	2,187	2,117
1 to 5 years	3,308	3,420
Thereafter	185	195
Present value of minimum future lease payments receivable	4,726	4,741
Within 1 year	1,785	1,707
1 to 5 years	2,790	2,881
Thereafter	151	153

Investments in finance leases primarily relate to equipment for information technology and office machines, industrial machinery, medical equipment and transportation systems. Actual cash flows will vary from contractual maturities due to future sales of finance receivables, prepayments and write-offs.

(in millions of €, except where otherwise stated and per share amounts)

13 – Other current financial assets

	September 30,	
	2010	2009
Derivative financial instruments	**949**	782
Loans receivable	**740**	786
Other	**921**	839
	2,610	2,407

14 – Inventories

	September 30,	
	2010	2009
Raw materials and supplies	**2,420**	2,279
Work in process	**3,724**	3,619
Costs and earnings in excess of billings on uncompleted contracts	**7,538**	7,137
Finished goods and products held for resale	**2,866**	2,945
Advances to suppliers	**657**	565
	17,205	16,545
Advance payments received	**(2,255)**	(2,416)
	14,950	**14,129**

Cost of goods sold and services rendered include inventories recognized as an expense amounting to €52,083 and €54,098, respectively, in fiscal 2010 and 2009. Raw materials and supplies, work in process as well as finished goods and products held for resale are valued at the lower of acquisition / production cost and net realizable value. The respective write-downs, as compared to prior year, increased by €128 (fiscal 2009 increase by €162).

Costs and earnings in excess of billings on uncompleted contracts relates to construction contracts, with net asset balances where contract costs plus recognized profits less recognized losses exceed progress billings. Construction contracts, here and as follows, include service contracts accounted for under the percentage of completion method. Liabilities from contracts for which progress billings exceed costs and recognized profits less recognized losses are recognized in *Other current liabilities*; see Note 22.

The aggregate amount of costs incurred and recognized profits less recognized losses for construction contracts in progress, as of September 30, 2010 and 2009 amounted to €71,497 and €67,420, respectively. Advance payments received on construction contracts in progress were €9,622 and €8,442 as of September 30, 2010 and 2009. Revenue from construction contracts amounted to €27,152 and €25,907, respectively, for fiscal 2010 and 2009. Retentions in connection with construction contracts were €681 and €550 in fiscal 2010 and 2009. Information concerning construction contracts does not include disposal groups.

15 – Other current assets

	September 30,	
	2010	2009
Miscellaneous tax receivables	**686**	618
Prepaid expenses	**296**	317
Other	**276**	256
	1,258	**1,191**

16 – Goodwill

Goodwill has changed as follows:

	Year ended September 30, 2010	2009
Cost		
Balance at beginning of year	**16,317**	16,558
Translation differences and other	**898**	(366)
Acquisitions and purchase accounting adjustments	**246**	232
Dispositions and reclassifications to assets classified as held for disposal	**(25)**	(107)
Balance at year-end	**17,436**	16,317
Accumulated impairment losses and other changes		
Balance at beginning of year	**496**	554
Translation differences and other	**32**	(12)
Impairment losses recognized during the period	**1,145**	32
Dispositions and reclassifications to assets classified as held for disposal	**–**	(78)
Balance at year-end	**1,673**	496
Net book value		
Balance at beginning of year	**15,821**	16,004
Balance at year-end	**15,763**	15,821

	Net book value as of 10/1/2009	Translation differences and other	Acquisitions and purchase accounting adjustments	Dispositions and reclassifications to assets classified as held for disposal	Impairments	Net book value as of 9/30/2010
Sectors						
Industry	4,925	267	28	(24)	–	**5,196**
Energy	2,208	98	201	–	–	**2,507**
Healthcare	8,476	492	3	–	(1,145)	**7,826**
Cross-Sector Businesses						
Siemens IT Solutions and Services	115	4	14	(1)	–	**132**
Siemens Financial Services (SFS)	97	5	–	–	–	**102**
Centrally managed portfolio activities	–	–	–	–	–	**–**
Siemens	**15,821**	**866**	**246**	**(25)**	**(1,145)**	**15,763**

(in millions of €, except where otherwise stated and per share amounts)

	Net book value as of 10/1/2008	Translation differences and other	Acquisitions and purchase accounting adjustments[1]	Dispositions and reclassi-fications to assets classified as held for disposal	Impairments	Net book value as of 9/30/2009
Sectors						
Industry	4,894[2]	(111)	168	(13)	(13)	4,925
Energy	2,240	(63)	47	(16)	–	2,208
Healthcare	8,617	(156)	15	–	–	8,476
Cross-Sector Businesses						
Siemens IT Solutions and Services	123	(10)	2	–	–	115
Siemens Financial Services (SFS)	111	(14)	–	–	–	97
Centrally managed portfolio activities	19[2]	–	–	–	(19)	–
Siemens	**16,004**	**(354)**	**232**	**(29)**	**(32)**	**15,821**

1 Includes adjustments from the subsequent recognition of deferred tax assets.
2 Electronics Assembly Systems was reclassified from Industry to Centrally managed portfolio activities in fiscal 2009. Prior-year amounts were adjusted for comparison purposes.

In fiscal 2010, positive translation differences are primarily attributable to the strengthening of the U.S. $; acquisitions and purchase accounting adjustments at Energy mainly relate to the acquisition of Solel Solar Systems, Ltd., see Note 4; the impairment of €1,145 results from the Diagnostics Division of Healthcare, see below.

Siemens performs the mandatory annual impairment test in the three months ended September 30, in accordance with the accounting policy stated in Note 2 and 3. Except for the Diagnostics Division within the Healthcare Sector described below, the recoverable amounts for the annual impairment test 2010 for divisions and Cross-Sector Businesses were estimated to be higher than the carrying amounts. Key assumptions on which management has based its determinations of the fair value less costs to sell for the Divisions' and Cross-Sector Businesses' carrying amount include growth rates up to 3 percent in fiscal 2010 and 2009, respectively and after-tax discount rates of 7 percent to 8 percent in fiscal 2010 and 7.5 percent to 8.5 percent in fiscal 2009. Where possible, reference to market prices is made.

For the purpose of estimating the fair value less costs to sell of the Divisions and Cross-Sector Businesses, cash flows were projected for the next five years based on past experience, actual operating results and management's best estimate about future developments as well as market assumptions.

The fair value less costs to sell is mainly driven by the terminal value which is particularly sensitive to changes in the assumptions on the terminal value growth rate and discount rate. Both assumptions are determined individually for each Division and each Cross-Sector Business. Discount rates reflect the current market assessment of the risks specific to each Division and each Cross-Sector Business and are based on the weighted average cost of capital for the Divisions and Cross-Sector Businesses (for SFS the discount rate represents cost of equity). Terminal value growth rates take into consideration external macroeconomic sources of data and industry specific trends.

The following table presents the key assumptions used to determine fair value less costs to sell for impairment test purposes, for Divisions to which a significant amount of goodwill is allocated:

	Year ended September 30, 2010		
	Goodwill	Terminal value growth rate	After-tax discount rate
Diagnostics of the Healthcare Sector	4,727	2.25%	7.0%
Imaging & IT of the Healthcare Sector	2,911	2.7%	7.0%
Industry Automation of the Industry Sector	2,266	2.0%	8.0%

	Year ended September 30, 2009		
	Goodwill	Terminal value growth rate	After-tax discount rate
Diagnostics of the Healthcare Sector	5,507	3.0%	7.5%
Imaging & IT of the Healthcare Sector	2,782	3.0%	8.0%
Industry Automation of the Industry Sector	2,250	2.0%	8.0%

The annual test for impairment of goodwill of the Diagnostics Division within the Healthcare Sector was performed as of September 30, 2010. As a result, in the Diagnostics Division of the Healthcare Sector an impairment of €1,145 was recognized to reduce the carrying amount of goodwill. The Diagnostics Division is based on the acquisitions of Diagnostic Products Corporation (DPC), the Diagnostics Division of Bayer AG and the acquisition of Dade Behring, Inc. The Division operates in the global healthcare market for diagnostic testing systems and consumables which faces increasing cost restraints but is estimated to still represent a growing market mainly due to the megatrend demographic change. While the cost targets associated with the integration of the acquired three companies were met, the growth targets have not been achieved.

As a result of a strategic review, which was completed in the three months ended September 30, 2010, the Division's medium-term growth prospects and the long-term market development in laboratory diagnostics have been reassessed and the Division's business planning has been adjusted accordingly to reflect expected lower growth prospects. Cash flows beyond the five year planning period were extrapolated using a constant growth rate of 2.25 percent. The main reasons for these lower growth prospects and therefore adjusted business targets are delays in technology and product related development activities along with increasing competition. The adjusted business plan resulting from the strategic review was the basis for the annual goodwill impairment test in the three months ended September 30, 2010.

17 – Other intangible assets

	Gross carrying amount as of 10/1/2009	Translation differences	Additions through business combinations	Additions	Retirements[1]	Gross carrying amount as of 9/30/2010	Accumulated amortization and impairment	Net book value as of 9/30/2010	Amortization and impairment in fiscal 2010[2]
Software and other internally generated intangible assets	2,664	106	–	395	(97)	3,068	(1,876)	1,192	(251)
Patents, licenses and similar rights	6,519	338	87	117	(53)	7,008	(3,231)	3,777	(607)
Other intangible assets	**9,183**	**444**	**87**	**512**	**(150)**	**10,076**	**(5,107)**	**4,969**	**(858)**

1 Includes Other intangible assets reclassified to Assets classified as held for disposal, see Note 4.
2 Includes Impairments of €(29) in fiscal 2010, thereof €(19) at the Healthcare Sector.

(in millions of €, except where otherwise stated and per share amounts)

	Gross carrying amount as of 10/1/2008	Translation differences	Additions through business combinations	Additions	Retirements[1]	Gross carrying amount as of 9/30/2009	Accumulated amortization and impairment	Net book value as of 9/30/2009	Amortization and impairment in fiscal 2009[2]
Software and other internally generated intangible assets	2,492	(47)	(1)	382	(162)	2,664	(1,609)	1,055	(264)
Patents, licenses and similar rights	6,524	(105)	105	59	(64)	6,519	(2,548)	3,971	(570)
Other intangible assets	**9,016**	**(152)**	**104**	**441**	**(226)**	**9,183**	**(4,157)**	**5,026**	**(834)**

1 Includes Other intangible assets reclassified to Assets classified as held for disposal, see Note 4.
2 Includes Impairments of €(22) in fiscal 2009.

Amortization expense on intangible assets is included in *Cost of goods sold and services rendered, Research and development expenses* or *Marketing, selling and general administrative expenses*, depending on the use of the asset.

As of September 30, 2010 and 2009, contractual commitments for purchases of other intangible assets amount to €44 and €35.

18 – Property, plant and equipment

	Gross carrying amount as of 10/1/2009	Translation differences	Additions through business combinations	Additions	Reclassifications	Retirements[1]	Gross carrying amount as of 9/30/2010	Accumulated depreciation and impairment	Net book value as of 9/30/2010	Depreciation and impairment in fiscal 2010[2]
Land and buildings	8,663	289	31	241	286	(914)	8,596	(4,078)	**4,518**	(386)
Technical machinery and equipment	8,639	327	54	369	278	(412)	9,255	(6,299)	**2,956**	(568)
Furniture and office equipment	6,492	209	3	639	71	(617)	6,797	(5,294)	**1,503**	(765)
Equipment leased to others	2,677	154	–	623	9	(288)	3,175	(1,516)	**1,659**	(397)
Advances to suppliers and construction in progress	963	37	10	764	(644)	(16)	1,114[3]	(2)	**1,112**	–
Property, plant and equipment	**27,434**	**1,016**	**98**	**2,636**	**–**	**(2,247)**	**28,937**	**(17,189)**	**11,748**	**(2,116)**

1 Includes Property, plant and equipment reclassified to Assets classified as held for disposal, see Note 4.
2 Includes Impairments of €(130) in fiscal 2010, of which €(39) relate to impairment of real estate which were transferred from Healthcare's Diagnostics Division to SRE, as well as €(71) related to SRE.
3 Includes €979 expenditures for property, plant and equipment under construction.

	Gross carrying amount as of 10/1/2008	Translation differences	Additions through business combinations	Additions	Reclassifications	Retirements[1]	Gross carrying amount as of 9/30/2009	Accumulated depreciation and impairment	Net book value as of 9/30/2009	Depreciation and impairment in fiscal 2009[2]
Land and buildings	8,228	(79)	128	717	287	(618)	8,663	(4,112)	4,551	(302)
Technical machinery and equipment	8,252	(120)	11	496	389	(389)	8,639	(5,875)	2,764	(562)
Furniture and office equipment	6,654	(93)	14	660	110	(853)	6,492	(4,969)	1,523	(769)
Equipment leased to others	2,630	(84)	–	495	35	(399)	2,677	(1,153)	1,524	(375)
Advances to suppliers and construction in progress	1,180	(11)	3	692	(821)	(80)	963[3]	(2)	961	–
Property, plant and equipment	**26,944**	**(387)**	**156**	**3,060**	**–**	**(2,339)**	**27,434**	**(16,111)**	**11,323**	**(2,008)**

1 Includes Property, plant and equipment reclassified to Assets classified as held for disposal, see Note 4.
2 Includes Impairments of €(74) in fiscal 2009.
3 Includes €819 expenditures for property, plant and equipment under construction.

As of September 30, 2010 and 2009, contractual commitments for purchases of property, plant and equipment amount to €459 and €336, respectively.

In fiscal 2010 and 2009, government grants awarded for the purchase or the production of property, plant and equipment amounted to €23 and €35, respectively. The award of further government grants of €98 and €79 in fiscal 2010 and 2009, respectively, related to costs incurred and future costs.

As of September 30, 2010 and 2009, minimum future lease payments receivable from lessees under operating leases are as follows:

	September 30, 2010	2009
2010		516
2011	**488**	371
2012	**372**	274
2013	**283**	187
2014	**202**	125
2015	**161**	
After 2015 in fiscal 2010 (after 2014 in fiscal 2009)	**165**	172
Total	**1,671**	**1,645**

Payments from lessees under operating leases primarily relate to buildings, data processing and phone equipment as well as to medical equipment. Total contingent rent recognized in income in fiscal 2010 and 2009 amounts to €233 and €182.

Investment property

Investment property consists of property held either to earn rentals or for capital appreciation or both and not used in production or for administrative purposes.

The carrying amount of investment property amounts to €130 and €166 compared to a fair value of €248 and €329 as of September 30, 2010 and 2009, respectively. The fair value is primarily based on a discounted cash flow approach except for certain cases which are based on appraisal values.

(in millions of €, except where otherwise stated and per share amounts)

19 – Investments accounted for using the equity method

As of September 30, 2010 and 2009, Siemens' principal investments accounted for under the equity method, which are all unlisted, are (in alphabetical order):

	Percentage of ownership September 30,	
	2010	2009
BSH Bosch und Siemens Hausgeräte GmbH (BSH)	50%	50%
BWI Informationstechnik GmbH	50%[1]	50%[1]
Enterprise Networks Holdings B.V.	49%	49%
Krauss-Maffei Wegmann GmbH & Co. KG	49%	49%
Maschinenfabrik Reinhausen GmbH	26%	26%
Nokia Siemens Networks Holding B.V.	50%[2]	50%[2]
P.T. Jawa Power	50%[3]	50%[3]
Shanghai Electric Power Generation Equipment Co. Ltd.	40%	34%
Voith Hydro Holding GmbH & Co. KG	35%	35%

1 The exact percentage equals 50.05 percent; it is not controlled by Siemens due to significant participating rights of the two other shareholders.
2 The exact percentage of voting rights equals 50 percent less 25 voting rights.
3 The investment is no jointly controlled entity.

In fiscal 2010 Capital Meters Holdings Ltd., an investment accounted under the equity method, held by Energy was sold. The gain is reported in Income (loss) from investments accounted for using the equity method, net. Regarding the sale of the 25 percent minority stake in Dräger Medical AG & Co. KG, see Note 4.

The investments in Areva NP S.A.S. and Fujitsu Siemens Computers (Holding) B.V. (FSC) have been classified as assets held for disposal in January 2009 and September 2008, respectively, and accounting under the equity method was ceased, see Note 4 for additional information on Areva NP S.A.S. FSC was sold in April 2009, see Note 4 for further information on Dispositions.

Our interest in BSH, which is the principal jointly controlled entity of Siemens, is recognized using the equity method, as described in Note 2, applying BSH's twelve month periods ended June 30. The following information reflect BSH's most recent published financial statements, not adjusted for the percentage of ownership held by Siemens.

	Year ended December 31,	
	2009	2008
Revenue	8,405	8,758
Net income (loss)	328	311

	December 31,	
	2009	2008
Current assets	3,797	3,678
Non-current assets	2,646	2,495
Current liabilities	2,170	2,033
Non-current liabilities	1,738	1,744

Summarized financial information for our principal investments in associates, not adjusted for the percentage of ownership held by Siemens, is presented below. Income statement information is presented for the twelve month period applied under the equity method of accounting.

	Year ended September 30,	
	2010	2009
Revenue	19,257	19,557
Net income (loss)	(861)	(2,686)

Information related to the Statements of Financial Position is presented as of the date used in applying the equity method of accounting.

	September 30,	
	2010	2009
Total assets	18,005	19,512
Total liabilities	12,691	13,848

For information on contingent liabilities for joint ventures and associates see Note 39.

Regarding the fiscal 2009 impairment of the NSN investment see Note 8.

20 – Other financial assets

	September 30, 2010	2009
Receivables from finance leases, see Note 12	**3,094**	3,147
Loans receivable	**3,032**	2,949
Derivative financial instruments	**2,693**	2,089
Trade receivables from sale of goods and services	**531**	453
Available-for-sale financial assets	**486**	391
Other	**1,460**	1,496
	11,296	**10,525**

Available-for-sale financial assets include interests in other companies that are recorded at cost or at fair value if reliably measurable. Regarding *Derivative financial instruments* see Note 31 and Note 32. *Loans receivable* primarily relate to long-term loan transactions of SFS. *Loans receivable* include a shareholder loan to NSN granted in fiscal 2009, see Note 39.

21 – Other current financial liabilities

	September 30, 2010	2009
Derivative financial instruments, see Notes 31 and 32	**442**	454
Accrued interest expense	**327**	325
Other	**632**	821
	1,401	**1,600**

22 – Other current liabilities

	September 30, 2010	2009
Billings in excess of costs and estimated earnings on uncompleted contracts and related advances	**12,180**	11,031
Other employee related costs	**2,265**	2,567
Payroll obligations and social security taxes	**2,121**	1,908
Bonus obligations	**1,582**	1,046
Accruals for outstanding invoices	**987**	789
Miscellaneous tax liabilities	**657**	689
Deferred reservation fees received	**77**	536
Deferred income	**940**	594
Other	**985**	1,151
	21,794	**20,311**

Other employee related costs primarily includes vacation payments, accrued overtime and service anniversary awards, severance payments, as well as liabilities related to the Siemens IT Solutions and Services restructuring and the SG&A program, see Note 5.

23 – Debt

	September 30, 2010	2009
Short-term		
Notes and bonds	**2,062**	–
Loans from banks	**283**	261
Other financial indebtedness	**22**	392
Obligations under finance leases	**49**	45
Short-term debt and current maturities of long-term debt	**2,416**	698
Long-term		
Notes and bonds (maturing until 2066)	**15,238**	16,502
Loans from banks (maturing until 2023)	**1,981**	1,910
Other financial indebtedness (maturing until 2018)	**156**	379
Obligations under finance leases	**122**	149
Long-term debt	**17,497**	18,940
	19,913	**19,638**

(in millions of €, except where otherwise stated and per share amounts)

In fiscal 2010 and 2009, weighted-average interest rates for loans from banks, other financial indebtedness and obligations under finance leases were 2.6 percent (2009: 3.4 percent), 4.7 percent (2009: 2.9 percent) and 3.9 percent (2009: 4.0 percent), respectively.

a) Commercial paper program

We have a U.S.$ 9.0 billion (€6.6 billion) global multi-currency commercial paper program in place including U.S.$ extendible notes capabilities. As of September 30, 2010 and 2009, outstanding global commercial paper totaled €– and €337, respectively. Interest rates ranged from 0.21 percent to 0.23 percent as of September 30, 2009 (see also *Other financial indebtedness* below). Our issues of commercial paper have a maturity of generally less than 90 days.

b) Notes and bonds

Debt Issuance Program, previously Euro Medium-term note program

The Company has agreements with financial institutions under which it may issue medium-term notes up to €15.0 billion as of September 30, 2010 and 2009, respectively. As of September 30, 2010 and 2009, €8.9 billion and €8.8 billion, respectively, in notional amounts were issued and are outstanding. The outstanding amounts as of September 30, 2010 and 2009 comprise U.S.$500 (€366) floating rate notes due in March 2012, bearing interest of 0.15 percent above the 3 months London Interbank Offered Rate 3mLIBOR and U.S.$500 (€366) 5.625 percent fixed rate notes due in March 2016 as well as €1.55 billion 5.250 percent note due December 12, 2011; €1 billion 5.375 percent note due June 11, 2014; and €1.6 billion 5.625 percent note due June 11, 2018. In fiscal 2009, Siemens updated the program and issued in total additional €4.0 billion fixed-interest notes under the program in two tranches comprising a €2.0 billion 4.125 percent note due February 20, 2013 and a €2.0 billion 5.125 percent note due February 20, 2017.

Extendible

In fiscal 2008, the Company issued floating rate extendible notes with a nominal value of €500, which were redeemed at face value on the first maturity date at the end of June 2009. The notes bore 0.23 percent interest above the 3 months European Interbank Offered Rate 3mEURIBOR.

U.S. $ Medium Term Notes

In August 2006, the Company issued U.S.$5.0 billion of notes (€3.7 billion). These notes were issued in four tranches comprising: U.S.$750 Floating Rate Notes (3mU.S.$ LIBOR + 0.05 percent) due August 14, 2009; redeemed at face value at its maturity date; U.S.$750, 5.5 percent Notes due February 16, 2012; U.S.$1.750 billion 5.75 percent Notes due October 17, 2016 and U.S.$1.750 billion 6.125 percent Notes due August 17, 2026. With respect to the floating rate notes, the Company may, on or after February 14, 2008, redeem all or some of the Notes at the early redemption amount, according to the conditions of the bond. Regarding the fixed rate notes, the Company may redeem, at any time, all or some of the notes at the early redemption amount (call) according to the conditions of the bond.

Hybrid Capital Bond

In September 2006, the Company issued a subordinated Hybrid Capital Bond, which is on a subordinated basis guaranteed by Siemens. The subordinated bond was issued in a EUR tranche of €900 and a British pound tranche of £750 million (€872), both with a legal final maturity on September 14, 2066 and with a call option for Siemens in 2016 or thereafter. The bonds bear a fixed interest rate (5.25 percent for the EUR tranche and 6.125 percent for the British pound tranche) until September 14, 2016, thereafter, floating rate interest according to the conditions of the bond.

Euro Bond

In June 2001, the Company issued €2 billion 5.75 percent bonds due July, 2011.

Details of the Company's notes and bonds are as follows:

	Currency notional amount (in millions)		September 30, 2010 Carrying amount in €[1]	Currency notional amount (in millions)		September 30, 2009 Carrying amount in €[1]
U.S.$ LIBOR+0.15% 2006/2012 U.S.$ notes	USD	500	366	USD	500	341
5.625% 2006/2016 U.S.$ notes	USD	500	437	USD	500	386
5.25% 2008/2011 EUR Medium Term Note	EUR	1,550	1,619	EUR	1,550	1,644
5.375% 2008/2014 EUR Medium Term Note	EUR	1,000	1,099	EUR	1,000	1,084
5.625% 2008/2018 EUR Medium Term Note	EUR	1,600	1,858	EUR	1,600	1,763
4.125% 2009/2013 EUR Medium Term Note	EUR	2,000	2,030	EUR	2,000	2,000
5.125% 2009/2017 EUR Medium Term Note	EUR	2,000	2,085	EUR	2,000	1,977
Total Euro Medium-term notes			**9,494**			**9,195**
5.5% 2006/2012 U.S.$ notes	USD	750	586	USD	750	556
5.75% 2006/2016 U.S.$ notes	USD	1,750	1,503	USD	1,750	1,366
6.125% 2006/2026 U.S.$ notes	USD	1,750	1,683	USD	1,750	1,439
Total U.S. $ Medium Notes			**3,772**			**3,361**
5.25% 2006/2066 EUR bonds	EUR	900	984	EUR	900	941
6.125% 2006/2066 GBP bonds	GBP	750	988	GBP	750	874
Total Hybrid Capital Bond			**1,972**			**1,815**
5.75% 2001/2011 EUR bonds	EUR	2,000	2,062	EUR	2,000	2,129
			2,062			**2,129**
Other			**–**			**2**
			17,300			**16,502**

1 Includes adjustments for fair value hedge accounting.

c) Assignable loans

In the third quarter of fiscal 2008, the Company raised assignable loans. The loans, totaling €1.1 billion and €1.1 billion in nominal and carrying amount as of September 30, 2010 and 2009, respectively, are for general corporate purposes and were issued in four tranches: €370 floating rate notes (6mEURIBOR + 0.55 percent) due June 12, 2013; €113.5, 5.283 percent notes due June 12, 2013; €283.5 floating rate notes (6mEURIBOR + 0.70 percent) due June 12, 2015 and €333, 5.435 percent notes due June 12, 2015.

d) Credit facilities

The credit facilities at September 30, 2010 and 2009 consisted of €7.04 billion and €6.6 billion, respectively, in committed lines of credit. These include a U.S.$5.0 billion syndicated multi-currency revolving credit facility expiring March 2012 and a U.S.$4.0 billion syndicated multi-currency revolving credit facility expiring August 2013. The U.S.$4 billion facility comprises a U.S.$1.0 billion term loan which was drawn in January 2007, bearing interest of 0.15 percent above 3mLIBOR as well as a U.S.$3.0 billion revolving tranche not yet drawn. It also includes a third revolving credit facility provided by a domestic bank with an aggregate amount of €450 expiring in September 2012. As of September 30, 2010 and 2009, €6.3 billion of these lines of credit remained unused. Commitment fees for the years ended September 30, 2010 and 2009 amount to €3.2 and €2.7, respectively. The facilities are for general business purposes.

As of September 30, 2010 and 2009, the aggregate amounts of indebtedness maturing during the next five years and thereafter are as follows (excluding finance leases which are disclosed separately):

Fiscal year	September 30, 2010	2009
2010	–	653
2011	2,368	2,243
2012	2,660	2,595
2013	3,266	3,200
2014	1,108	1,112
2015	689	–
After 2015 in fiscal 2010 (after 2014 in fiscal 2009)	9,651	9,641
	19,742	19,444

Other financial indebtedness

Other financial indebtedness includes €162 and €393 as of September 30, 2010 and 2009, respectively, for the Company's real estate assets that were sold or transferred and in which Siemens has retained significant risks and rewards of ownership, including circumstances in which Siemens participates directly or indirectly in the change in market value of the property. Therefore, these transactions have been accounted for as financing obligations. These real estate properties are carried on the Company's Consolidated Statements of Financial Position and no sale and profit has been recognized. For the fiscal 2010 real estate transaction see Note 6. As of September 30, 2010 and 2009, *Other financial indebtedness* also includes €– and €337, respectively, of U.S.$ outstanding global commercial paper.

Obligations under finance leases

As of September 30, 2010 and 2009, the finance lease liabilities are as follows:

	September 30, 2010			September 30, 2009		
Due	Minimum future lease payment obligation	Unamortized interest expense	Present value of minimum future lease payment obligation	Minimum future lease payment obligation	Unamortized interest expense	Present value of minimum future lease payment obligation
Within 1 year	57	8	49	54	9	45
1 to 2 years	21	3	18	47	5	42
2 to 3 years	26	2	24	15	2	13
3 to 4 years	7	2	5	19	2	17
4 to 5 years	8	3	5	7	2	5
Thereafter	73	3	70	77	5	72
Total	192	21	171	219	25	194
Less: Current portion			(49)			(45)
			122			149

24 – Pension plans and similar commitments

Pension benefits provided by Siemens are currently organized primarily through defined benefit pension plans which cover almost all of the Company's domestic employees and many of the Company's foreign employees. To reduce the risk exposure to Siemens arising from its pension plans, the Company performed a redesign of some major pension plans during the last several years towards benefit schemes which are predominantly based on contributions made by the Company. In order to fund Siemens' pension obligations, the Company's major pension plans are funded with assets in segregated pension entities.

Furthermore, the Company provides other post-employment benefits, which primarily consist of transition payments to German employees after retirement as well as post-employment health care and life insurance benefits to employees in the U.S. and Canada. These predominantly unfunded other post-employment benefit plans qualify as defined benefit plans under IFRS.

The Consolidated Statements of Financial Position include the following significant components related to pension plans and similar commitments based upon the situation as of September 30, 2010 and 2009:

	September 30,	
	2010	2009
Principal pension benefit plans	6,563	4,203
Principal other post-employment benefit plans	730	639
Other	1,171	1,096
Liabilities for pension plans and similar commitments	**8,464**	**5,938**
Prepaid costs for post-employment benefits	**37**	**49**
Actuarial (losses)/gains	(6,023)	(3,141)
Effects in connection with asset ceiling	(145)	(139)
Income tax effect	1,259	425
Net amount recognized in the Consolidated Statements of Changes in Equity	**(4,909)**	**(2,855)**

In addition to the above, the Company has foreign defined contribution plans for pensions and other post-employment benefits or makes contributions to social pension funds based on legal regulations (State plans). The recognition of a liability is not required because the obligation of the Company is limited to the payment of the contributions into these plans or funds.

Other in the table above includes non-principal pension benefit plans, non-principal other post-employment benefit plans and other long-term post-employment benefit plans. Other long-term post-employment benefit plans include benefits granted to former employees immediately after the end of their employment, independent of the employee's reason for leaving.

Principal pension benefits

The principal pension benefit plans cover 482,000 participants, including 178,000 active employees, 101,000 former employees with vested benefits and 203,000 retirees and surviving dependents. Individual benefits are generally based on eligible compensation levels and/or ranking within the Company hierarchy and years of service. Retirement benefits under these plans vary depending on legal, fiscal and economic requirements in each country. The majority of Siemens' active employees in Germany participate in a pension scheme introduced in fiscal 2004, the BSAV (Beitragsorientierte Siemens Altersversorgung). The BSAV is a funded defined benefit pension plan whose benefits are predominantly based on contributions made by the Company and returns earned on such contributions, subject to a minimum return guaranteed by the Company. The BSAV is funded via the BSAV Trust. In connection with the implementation of the BSAV, benefits provided under defined benefit pension plans funded via the Siemens German Pension Trust were modified to substantially eliminate the effects of compensation increases by freezing the accrual of benefits under the majority of these plans.

The Company's principal pension benefit plans are explicitly explained in the subsequent sections with regard to:

> Pension obligations and funded status,
> Components of NPBC,
> Amounts recognized in the Consolidated Statements of Comprehensive Income,
> Assumptions used for the calculation of the DBO and NPBC,
> Sensitivity analysis,
> Plan assets, and
> Pension benefit payments.

(in millions of €, except where otherwise stated and per share amounts)

Pension benefits: Pension obligations and funded status

A reconciliation of the funded status of the principal pension benefit plans to the amounts recognized in the Consolidated Statements of Financial Position is as follows:

	September 30, 2010			September 30, 2009		
	Total	Domestic	Foreign	Total	Domestic	Foreign
Fair value of plan assets	23,302	14,049	9,253	21,144	13,274	7,870
Total defined benefit obligation	29,659	18,524	11,135	25,159	15,783	9,376
Defined benefit obligation (funded)	*29,391*	*18,524*	*10,867*	*24,949*	*15,783*	*9,166*
Defined benefit obligation (unfunded)	*268*	–	*268*	*210*	–	*210*
Funded status	(6,357)	(4,475)	(1,882)	(4,015)	(2,509)	(1,506)
Germany	*(4,475)*	*(4,475)*		*(2,509)*	*(2,509)*	
U.S.	*(1,090)*		*(1,090)*	*(954)*		*(954)*
U.K.	*(324)*		*(324)*	*(371)*		*(371)*
Other	*(468)*		*(468)*	*(181)*		*(181)*
Unrecognized past service cost (benefits)	(92)	–	(92)	(65)	–	(65)
Effects due to asset ceiling	(103)	–	(103)	(104)	–	(104)
Net amount recognized	**(6,552)**	**(4,475)**	**(2,077)**	**(4,184)**	**(2,509)**	**(1,675)**
Amounts recognized in the Consolidated Statements of Financial Position consist of:						
Pension asset	11	–	11	19	17	2
Pension liability	(6,563)	(4,475)	(2,088)	(4,203)	(2,526)	(1,677)

The fair value of plan assets, DBO and funded status as of September 30, 2008 amounted to €20,194, €22,654 and €(2,460), respectively. As of September 30, 2007, the fair value of plan assets, DBO and funded status were €24,013, €25,052 and €(1,039). As of September 30, 2006, the fair value of plan assets, DBO and funded status were €23,755, €26,696 and €(2,941).

A detailed reconciliation of the changes in the DBO for fiscal 2010 and 2009 as well as additional information by country is provided in the following table:

	September 30, 2010			September 30, 2009		
	Total	Domestic	Foreign	Total	Domestic	Foreign
Change in defined benefit obligations:						
Defined benefit obligation at beginning of year	25,159	15,783	9,376	22,654	13,782	8,872
Foreign currency exchange rate changes	714	–	714	(426)	–	(426)
Service cost	489	303	186	451	272	179
Interest cost	1,327	825	502	1,372	853	519
Settlements and curtailments	(305)	(1)	(304)	(50)	(2)	(48)
Plan participants' contributions	133	78	55	147	101	46
Amendments and other	56	14	42	353	25	328
Actuarial (gains) losses	3,527	2,469	1,058	2,054	1,667	387
Acquisitions	2	1	1	2	1	1
Divestments	(68)	(4)	(64)	(37)	(5)	(32)
Benefits paid	(1,375)	(944)	(431)	(1,361)	(911)	(450)
Defined benefit obligation at end of year	**29,659**	**18,524**	**11,135**	**25,159**	**15,783**	**9,376**
Germany	*18,524*	*18,524*		*15,783*	*15,783*	
U.S.	*4,042*		*4,042*	*3,503*		*3,503*
U.K.	*3,397*		*3,397*	*2,859*		*2,859*
Other	*3,696*		*3,696*	*3,014*		*3,014*

The total defined benefit obligation at the end of the fiscal year includes €9,569 for active employees, €3,855 for former employees with vested benefits and €16,235 for retirees and surviving dependents.

In fiscal 2010, the DBO increased due to a decrease in discount rate for the domestic and foreign pension plans. The item *Settlements and curtailments* in fiscal 2010, in the table above, include €(193) resulting from a curtailment of pension plans in the U.S. and €(109) due to a partial settlement of pension plans in Canada. In fiscal 2009, the DBO increased due to a decrease in discount rate for the domestic and foreign pension plans. The negative effect of a discount rate decrease in fiscal 2009 was partly offset by a decrease in pension progression and compensation increase rate as well as by experience adjustments.

(in millions of €, except where otherwise stated and per share amounts)

The following table shows the change in plan assets in fiscal 2010 and 2009 and additional information by country:

	September 30, 2010			September 30, 2009		
	Total	Domestic	Foreign	Total	Domestic	Foreign
Change in plan assets:						
Fair value of plan assets at beginning of year	**21,144**	**13,274**	**7,870**	20,194	12,340	7,854
Foreign currency exchange rate changes	**618**	**–**	**618**	(343)	–	(343)
Expected return on plan assets	**1,348**	**840**	**508**	1,250	774	476
Actuarial gains (losses) on plan assets	**936**	**560**	**376**	656	772	(116)
Acquisitions and other	**51**	**5**	**46**	204	–	204
Divestments and other	**(45)**	**(2)**	**(43)**	6	(3)	9
Settlements	**(93)**	**–**	**(93)**	(12)	–	(12)
Employer contributions	**585**	**238**	**347**	403	201	202
Plan participants' contributions	**133**	**78**	**55**	147	101	46
Benefits paid	**(1,375)**	**(944)**	**(431)**	(1,361)	(911)	(450)
Fair value of plan assets at end of year	**23,302**	**14,049**	**9,253**	**21,144**	**13,274**	**7,870**
Germany	***14,049***	***14,049***		*13,274*	*13,274*	
U.S.	***2,952***		***2,952***	*2,549*		*2,549*
U.K.	***3,073***		***3,073***	*2,488*		*2,488*
Other	***3,228***		***3,228***	*2,833*		*2,833*

Employer contributions expected to be paid to the principal funded pension plans during fiscal 2011 are €760, therein €266 to the domestic pension plans and €494 to the foreign pension plans.

The item *Employer contributions* in fiscal 2010, in the table above, includes supplemental employer contributions in the U.K. The amount of €(93) in line item *Settlements* in fiscal 2010 is due to the partial settlement of pension plans in Canada. In fiscal 2009, the Company merged some pension schemes in the U.S., originating from the acquisition of the Dade Behring business in fiscal 2008 with its principal pension plans. Accordingly, the DBO and plan assets of the plans reported in the preceding two tables increased by €224 and €128. Such amounts are included in the items *Amendments and other* and *Acquisitions and other*.

Pension benefits: Components of NPBC

The components of the NPBC for the fiscal years ended September 30, 2010 and 2009 are as follows:

	Year ended September 30, 2010			Year ended September 30, 2009		
	Total	Domestic	Foreign	Total	Domestic	Foreign
Service cost	489	303	186	451	272	179
Interest cost	1,327	825	502	1,372	853	519
Expected return on plan assets	(1,348)	(840)	(508)	(1,250)	(774)	(476)
Amortization of past service cost (benefits)	17	–	17	14	17	(3)
Loss (gain) due to settlements and curtailments	(183)	(1)	(182)	(38)	(2)	(36)
Net periodic benefit cost	**302**	**287**	**15**	**549**	**366**	**183**
Germany	*287*	*287*		*366*	*366*	
U.S.	*(51)*		*(51)*	*144*		*144*
U.K.	*25*		*25*	*30*		*30*
Other	*41*		*41*	*9*		*9*

Net periodic benefit cost in fiscal 2010, in the table above, include a €193 curtailment gain resulting from the freeze of pension plans in the U.S. Employees will keep benefits earned, however, will not earn future benefits under these plans. Instead, employer contributions will be made to existing defined contribution plans.

Pension benefits: Amounts recognized in the Consolidated Statements of Comprehensive Income

The actuarial gains and losses on defined benefit pension plans recognized in the Consolidated Statements of Comprehensive Income for the fiscal years ended September 30, 2010 and 2009 were as follows:

	Year ended September 30, 2010			Year ended September 30, 2009		
	Total	Domestic	Foreign	Total	Domestic	Foreign
Actuarial losses (gains)	2,591	1,909	682	1,398	895	503
Effects in connection with asset ceiling	(9)	–	(9)	104	–	104
Income tax effect	(774)	(584)	(190)	(398)	(194)	(204)
Net amount recognized in the Consolidated Statements of Comprehensive Income, net of tax	**1,808**	**1,325**	**483**	**1,104**	**701**	**403**
Germany	*1,325*	*1,325*		*701*	*701*	
U.S.	*138*		*138*	*130*		*130*
U.K.	*71*		*71*	*268*		*268*
Other	*274*		*274*	*5*		*5*

Pension benefits: Assumptions for the calculation of the DBO and NPBC

Assumed discount rates, compensation increase rates and pension progression rates used in calculating the DBO together with long-term rates of return on plan assets vary according to the economic conditions of the country in which the retirement plans are situated or where plan assets are invested as well as capital market expectations.

(in millions of €, except where otherwise stated and per share amounts)

The weighted-average discount rate used for the actuarial valuation of the DBO at period-end and the expected return on plan assets for the fiscal year ending at period-end were as follows:

	Year ended September 30, 2010			Year ended September 30, 2009		
	Total	Domestic	Foreign	Total	Domestic	Foreign
Discount rate	**4.2%**	**4.0%**	**4.4%**	5.3%	5.3%	5.2%
Germany	***4.0%***	***4.0%***		*5.3%*	*5.3%*	
U.S.	***4.80%***		***4.80%***	*5.69%*		*5.69%*
U.K.	***5.3%***		***5.3%***	*5.7%*		*5.7%*
Expected return on plan assets	**6.4%**	**6.5%**	**6.2%**	6.5%	6.5%	6.4%
Germany	***6.5%***	***6.5%***		*6.5%*	*6.5%*	
U.S.	***6.95%***		***6.95%***	*6.97%*		*6.97%*
U.K.	***6.0%***		***6.0%***	*6.5%*		*6.5%*

The total weighted average discount rate for the year ended September 30, 2008, was 6.2 percent.

The rates of compensation increase for countries with significant effects with regard to this assumption were as follows for the years ended September 30, 2010 and 2009: U.S.: 3.52 percent and 3.76 percent, U.K. 5.00 percent and 4.9 percent, Switzerland: 1.5 percent and 1.5 percent, Netherlands: 2.95 percent and 2.95 percent. The compensation increase rate for the domestic pension plans for the year ended September 30, 2010, was 2.25 percent (2009: 2.25 percent). However, due to the implementation of the BSAV, the effect of the compensation increase on the domestic pension plans is substantially eliminated. The rates of pension progression for countries with significant effects with regard to this assumption were as follows for the years ended September 30, 2010 and 2009: Germany: 1.75 percent and 1.75 percent, U.K.: 3.1 percent and 3.0 percent, Netherlands: 1.61 percent and 1.5 percent.

The assumptions used for the calculation of the DBO as of the period-end of the preceding fiscal year are used to determine the calculation of interest cost and service cost of the following year. The total expected return for the fiscal year will be based on the expected rates of return for the respective year multiplied by the fair value of plan assets at the preceding fiscal years period-end date. The fair value and thus the expected return on plan assets are adjusted for significant events after the fiscal year end, such as a supplemental funding.

The discount rate assumptions reflect the rates available on high-quality corporate bonds or government bonds of consistent duration and currency at the period-end date. The expected return on plan assets is determined on a uniform basis, considering long-term historical returns, asset allocation, and future estimates of long-term investment returns. In fiscal 2010 and fiscal 2009, the expected return on plan assets remained primarily unchanged. Changes of other actuarial assumptions not mentioned above, such as employee turnover, mortality, disability, etc., had an only minor effect on the overall DBO as of September 30, 2010.

Experience adjustments, which result from differences between the actuarial assumptions and the actual occurrence, did not affect the DBO in fiscal 2010, decreased the DBO by 0.5 percent in fiscal 2009, increased the DBO by 0.4 percent in fiscal 2008 and did not affect the DBO in fiscal 2007 and fiscal 2006.

Pension benefits: Sensitivity analysis

A one-percentage-point change of the established assumptions mentioned above, used for the calculation of the NPBC for fiscal 2011, or a change in the fair value of plan assets of €500, as of September 30, 2010, respectively, would result in the following increase (decrease) of the fiscal 2011 NPBC:

	Effect on NPBC 2011 due to a one-percentage-point/€500	
	increase	decrease
Discount rate	47	(67)
Expected return on plan assets	(210)	210
Rate of compensation increase	21	(20)
Rate of pension progression	159	(124)
Fair value of plan assets	(32)	32

Increases and decreases in the discount rate, rate of compensation increase and rate of pension progression which are used in determining the DBO do not have a symmetrical effect on NPBC primarily due to the compound interest effect created when determining the net present value of the future pension benefit. If more than one of the assumptions were changed simultaneously, the cumulative impact would not necessarily be the same as if only one assumption was changed in isolation.

Pension benefits: Plan assets

The asset allocation of the plan assets of the principal pension benefit plans as of the period-end date in fiscal 2010 and 2009, as well as the target asset allocation for fiscal year 2011, are as follows:

	Target asset allocation					**Asset allocation**	
	September 30, 2011		September 30, 2010			September 30, 2009	
Asset class		Total	Domestic	Foreign	Total	Domestic	Foreign
Equity	20 – 50%	**27%**	**27%**	**28%**	27%	27%	29%
Fixed income	40 – 70%	**62%**	**62%**	**61%**	61%	62%	59%
Real estate	5 – 15%	**7%**	**6%**	**9%**	9%	8%	9%
Cash and other assets	0 – 15%	**4%**	**5%**	**2%**	3%	3%	3%
		100%	**100%**	**100%**	**100%**	**100%**	**100%**

Derivatives are reported under the asset class whose risk is hedged. Current asset allocation is composed of high quality government and selected corporate bonds. Siemens constantly reviews the asset allocation in light of the duration of its pension liabilities and analyzes trends and events that may affect asset values in order to initiate appropriate measures at a very early stage.

The plan assets include own shares and debt instruments of the Company with a fair value of €68 and €50 as of September 30, 2010 and 2009. As of September 30, 2009 plan assets included domestic real estate with a fair value of €274, which is occupied by the Company. This real estate was sold in fiscal 2010, see Note 6.

The following table shows the actual return on plan assets in fiscal 2010 and 2009:

	Year ended September 30, 2010		
	Total	Domestic	Foreign
Actual return on plan assets	**2,284**	**1,400**	**884**

	Year ended September 30, 2009		
	Total	Domestic	Foreign
Actual return on plan assets	1,906	1,546	360

The actual return over the last twelve months amounted to 10.8 percent or €2,284 compared to an expected return of 6.4 percent or €1,348. The experience adjustment arising on plan assets was 4.4 percent in fiscal 2010 (fiscal 2009: 3.5 percent; fiscal 2008: (16.2) percent; fiscal 2007: (0.9) percent; fiscal 2006: (0.3) percent). For the domestic pension plans, €1,400 or 10.8 percent was realized, as compared to an expected return on plan assets of 6.5 percent or an amount of €840 that was included in the NPBC. For the foreign pension plans, €884 or 10.7 percent was realized, as compared to an expected return on plan assets of 6.4 percent or an amount of €508 that was included in the NPBC.

(in millions of €, except where otherwise stated and per share amounts)

Pension benefits: Pension benefit payments

The following overview comprises pension benefits paid out of the principal pension benefit plans during the years ended September 30, 2010 and 2009, and expected pension payments for the next five years and in the aggregate for the five years thereafter (undiscounted):

	Total	Domestic	Foreign
Pension benefits paid			
2009	1,361	911	450
2010	1,375	944	431
Expected pension payments			
2011	1,397	941	456
2012	1,436	975	461
2013	1,434	965	469
2014	1,459	979	480
2015	1,481	994	487
2016 – 2020	7,749	5,153	2,596

As pension benefit payments for Siemens' principal funded pension benefit plans reduce the DBO and plan assets by the same amount, there is no impact on the funded status of such plans.

Principal other post-employment benefits

In Germany, employees who entered into the Company's employment on or before September 30, 1983, are entitled to transition payments for the first six months after retirement equal to the difference between their final compensation and the retirement benefits payable under the corporate pension plan. Certain foreign companies, primarily in the U.S. and Canada, provide other post-employment benefits in the form of medical, dental and life insurance. The amount of obligations for other post-employment benefits in the form of medical and dental benefits specifically depends on the expected cost trend in the healthcare sector. To be entitled to such healthcare benefits, participants must contribute to the insurance premiums. Participant contributions are based on specific regulations of cost sharing which are defined in the benefit plans. The Company has the right to adjust the cost allocation at any time, generally this is done on an annual basis. Premiums for life insurance benefits are paid solely by the Company.

The Company's principal other post-employment benefits are illustrated in detail in the subsequent sections with regard to:

- Obligations and funded status,
- Plan assets,
- Components of NPBC,
- Amounts recognized in the Consolidated Statements of Comprehensive Income,
- Assumptions used in the calculation of the DBO and the NPBC,
- Sensitivity analysis, and
- Benefit payments.

Other post-employment benefits:
Obligations and funded status

The funded status of plan assets and a reconciliation of the funded status to the amounts recognized in the Consolidated Statements of Financial Position are as follows:

	September 30, 2010			September 30, 2009		
	Total	Domestic	Foreign	Total	Domestic	Foreign
Fair value of plan assets	**4**	**–**	**4**	3	–	3
Total defined benefit obligation	**742**	**338**	**404**	649	307	342
Defined benefit obligation (funded)	***278***	**–**	***278***	*230*	–	*230*
Defined benefit obligation (unfunded)	***464***	***338***	***126***	*419*	*307*	*112*
Funded status	**(738)**	**(338)**	**(400)**	(646)	(307)	(339)
Unrecognized past service cost (benefits)	**8**	**–**	**8**	7	–	7
Net amount recognized	**(730)**	**(338)**	**(392)**	**(639)**	**(307)**	**(332)**

The following table shows a detailed reconciliation of the changes in the benefit obligation for other post-employment benefits for the years ended September 30, 2010 and 2009:

	September 30, 2010			September 30, 2009		
	Total	Domestic	Foreign	Total	Domestic	Foreign
Change in benefit obligations:						
Defined benefit obligation at beginning of year	**649**	**307**	**342**	650	288	362
Foreign currency exchange rate changes	**25**	**–**	**25**	(7)	–	(7)
Service cost	**16**	**10**	**6**	15	9	6
Interest cost	**37**	**16**	**21**	41	18	23
Settlements and curtailments	**(7)**	**(5)**	**(2)**	(9)	(9)	–
Plan amendments and other	**10**	**16**	**(6)**	(30)	(1)	(29)
Actuarial (gains) losses	**69**	**24**	**45**	50	36	14
Acquisitions	**–**	**–**	**–**	–	–	–
Divestments	**–**	**–**	**–**	–	–	–
Benefits paid	**(57)**	**(30)**	**(27)**	(61)	(34)	(27)
Defined benefit obligation at end of year	**742**	**338**	**404**	**649**	**307**	**342**

(in millions of €, except where otherwise stated and per share amounts)

Other post-employment benefits: Plan assets

The following table shows the change in plan assets in fiscal 2010 and 2009:

	September 30, 2010			September 30, 2009		
	Total	Domestic	Foreign	Total	Domestic	Foreign
Change in plan assets:						
Fair value of plan assets at beginning of year	3	–	3	3	–	3
Actual return on plan assets	1	–	1	–	–	–
Employer contributions	27	–	27	27	–	27
Benefits paid	(27)	–	(27)	(27)	–	(27)
Fair value of plan assets at end of year	**4**	**–**	**4**	**3**	**–**	**3**

Other post-employment benefits: Components of NPBC

The components of the NPBC for other post-employment benefits for the years ended September 30, 2010 and 2009 are as follows:

	Year ended September 30, 2010			Year ended September 30, 2009		
	Total	Domestic	Foreign	Total	Domestic	Foreign
Service cost	16	10	6	15	9	6
Interest cost	37	16	21	41	18	23
Amortization of unrecognized past service cost (benefits)	1	–	1	(30)	–	(30)
Loss (gain) due to settlements and curtailments	(7)	(5)	(2)	(9)	(9)	–
Net periodic benefit cost	**47**	**21**	**26**	**17**	**18**	**(1)**

Other post-employment benefits: Amounts recognized in the Consolidated Statements of Comprehensive Income

The actuarial gains and losses on other post-employment benefit plans recognized in the Consolidated Statements of Comprehensive Income for the fiscal years ended September 30, 2010 and 2009 were as follows:

	Year ended September 30, 2010			Year ended September 30, 2009		
	Total	Domestic	Foreign	Total	Domestic	Foreign
Actuarial losses (gains)	69	24	45	50	36	14
Income tax effect	(24)	(7)	(17)	(16)	(11)	(5)
Net amount recognized in the Consolidated Statements of Comprehensive Income, net of tax	**45**	**17**	**28**	**34**	**25**	**9**
Germany	*17*	*17*		*25*	*25*	
U.S.	*21*		*21*	*8*		*8*
Canada	*7*		*7*	*1*		*1*

Other post-employment benefits: Assumptions used in the calculation of the DBO and NPBC

Discount rates and other key assumptions used for transition payments in Germany are the same as those utilized for domestic pension benefit plans.

The weighted-average assumptions used in calculating the actuarial values for the post-employment healthcare and life insurance benefits are as follows:

	Year ended Sept. 30, 2010	Year ended Sept. 30, 2009
Discount rate	**4.81%**	5.66%
U.S.:		
Medical trend rates (initial / ultimate / year):		
Medicare ineligible pre-65	**8.0% / 5% / 2017**	8.5% / 5% / 2017
Medicare eligible post-65	**8.5% / 5% / 2018**	9% / 5% / 2018
Dental trend rates (initial / ultimate / year)	**6% / 5% / 2021**	6% / 5% / 2021
Canada:		
Medical trend rates	**5.00%**	5.00%
Drug trend rates	**5%**	7% / 5% / 2010
Dental trend rates	**4.00%**	4.00%

Experience adjustments, which result from differences between the actuarial assumptions and the actual occurrence, increased the DBO by 0.5 percent in fiscal 2010 and decreased the DBO by 1.6 percent, 0.9 percent, 0.3 percent and 1.5 percent in fiscal 2009, 2008, 2007 and 2006, respectively.

Other post-employment benefits: Sensitivity analysis

The health care assumptions may be significantly influenced by the expected progression in health care expense. A one-percentage-point change in the healthcare trend rates would have resulted in the following increase (decrease) of the defined benefit obligation and the service and interest cost as of and for the year ended September 30, 2010:

	September 30, 2010 One-percentage-point	
	increase	decrease
Effect on defined benefit obligation	17	(14)
Effect on total of service and interest cost components	1	(1)

Other post-employment benefits: Benefit payments

The following overview comprises benefit payments for other post-employment benefits paid out of the principal other defined benefit post-employment plans during the years ended September 30, 2010 and 2009, and expected pension payments for the next five years and in the aggregate for the five years thereafter (undiscounted):

	Total	Domestic	Foreign
Payments for other post-employment benefits			
2009	61	34	27
2010	57	30	27
Expected payments for other post-employment benefits			
2011	66	38	28
2012	57	29	28
2013	53	25	28
2014	58	31	27
2015	65	37	28
2016 – 2020	342	203	139

Since the benefit obligations for other post-employment benefits are generally not funded, such payments will impact the current operating cash flow of the Company.

(in millions of €, except where otherwise stated and per share amounts)

Other liabilities for pension plans and similar commitments

Other liabilities for pension plans and similar commitments include liabilities for non-principal unfunded post-employment benefits of €923 and €868, as well as liabilities for non-principal funded post-employment benefits of €248 and €228 as of September 30, 2010 and 2009, respectively.

The components of the NPBC for other liabilities for pension plans and similar commitments for the years ended September 30, 2010 and 2009 are as follows:

	Year ended September 30, 2010			Year ended September 30, 2009		
	Total	Domestic	Foreign	Total	Domestic	Foreign
Service cost	**58**	**2**	**56**	65	4	61
Interest cost	**96**	**20**	**76**	117	24	93
Expected return on plan assets	**(48)**	**(1)**	**(47)**	(53)	(1)	(52)
Amortization of past service cost (benefits)	**4**	**–**	**4**	5	1	4
Loss (gain) due to settlements and curtailments	**(45)**	**–**	**(45)**	2	(7)	9
Net periodic benefit cost	**65**	**21**	**44**	**136**	**21**	**115**

Defined contribution plans and state plans (continuing operations)

The amount recognized as an expense for defined contribution plans amounted to €352 in fiscal 2010, €382 in fiscal 2009, and €314 in fiscal 2008, respectively. Contributions to state plans amounted to €1,604 in fiscal 2010, €1,640 in fiscal 2009, and €1,615 in fiscal 2008, respectively.

25 – Provisions

	Warranties	Order related losses and risks	Asset retirement obligations	Other	Total
Balance as of October 1, 2009	3,000	1,662	816	1,484	6,962
Additions	1,797	1,129	1	851	3,778
Usage	(718)	(526)	(10)	(283)	(1,537)
Reversals	(554)	(286)	(62)	(297)	(1,199)
Translation differences	70	31	2	41	144
Accretion expense and effect of changes in discount rates	2	6	295	7	310
Other changes	(6)	1	11	6	12
Balance as of September 30, 2010	**3,591**	**2,017**	**1,053**	**1,809**	**8,470**
Thereof non-current	*1,103*	*642*	*1,033*	*554*	*3,332*

	Warranties	Order related losses and risks	Asset retirement obligations	Other	Total
Balance as of October 1, 2008	2,744	1,705	682	2,567	7,698
Additions	1,508	948	3	719	3,178
Usage	(713)	(630)	(29)	(1,457)	(2,829)
Reversals	(485)	(300)	(6)	(389)	(1,180)
Translation differences	(23)	(33)	(1)	(12)	(69)
Accretion expense and effect of changes in discount rates	4	15	161	10	190
Other changes	(35)	(43)	6	46	(26)
Balance as of September 30, 2009	**3,000**	**1,662**	**816**	**1,484**	**6,962**
Thereof non-current	*861*	*551*	*793*	*566*	*2,771*

Except for asset retirement obligations (see discussion below), the majority of the Company's provisions are generally expected to result in cash outflows during the next 1 to 15 years.

Warranties mainly relate to products sold. See Note 2 *product related expenses* for further information concerning our policy for estimating warranty provisions.

Order related losses and risks are provided for anticipated losses and risks on uncompleted construction, sales and leasing contracts.

Asset retirement obligations – The Company is subject to asset retirement obligations related to certain items of property, plant and equipment. Such asset retirement obligations are primarily attributable to environmental clean-up costs which amounted to €1,004 and €780, respectively, as of September 30, 2010 and 2009 (the non-current portion thereof being €992 and €764, respectively) and to costs primarily associated with the removal of leasehold improvements at the end of the lease term amounting to €49 and €36, respectively, as of September 30, 2010 and 2009 (the non-current portion thereof being €41 and €29, respectively).

Environmental clean-up costs relate to remediation and environmental protection liabilities which have been accrued based on the estimated costs of decommissioning facilities for the production of uranium and mixed-oxide fuel elements in Hanau, Germany (Hanau facilities), as well as a nuclear research and service center in Karlstein, Germany (Karlstein facilities). According to the German Atomic Energy Act, when such a facility is closed, the resulting radioactive waste must be collected and delivered to a government-developed final storage facility. In this regard, the Company has developed a plan to decommission the Hanau and Karlstein facilities in the following steps: clean-out, decontamination and disassembly of equipment and installations, decontamination of the facilities and buildings, sorting of radioactive materials, and intermediate and final storage of the radioactive waste. This process will be supported by continuing engineering studies and radioactive sampling under the supervision of German federal and state authorities. The decontamination, disassembly and sorting activities are planned to continue until 2015; thereafter, the Company is responsible for intermediate storage of the radioactive materials until a final storage facility is available. With respect to the Hanau facility, the process of setting up intermediate storage for radioactive waste has nearly reached completion; on September 21, 2006, the Company received official notification from the authorities that the Hanau facility has been released from the scope of application of the German Atomic Energy Act and that its further use is unrestricted. The ultimate costs of the remediation are contingent on the decision of the federal government on the location of the final storage facility and the date of its availability. Consequently, the provision is based on a number of significant estimates and assumptions.

In fiscal 2010, several parameters relating to the development of a final storage facility for radioactive waste were specified on the so called "Schacht Konrad" final storage. Using the input of an independent advisor, management adjusted its valuation of the liability in fiscal 2010. The valuation uses revised assumptions to reflect more current and detailed cost estimates, price inflation and discount rates as well as a longer spread of future cash outflows. While the valuation as of September 30, 2009 assumed a lump sum payment in 2033 related to the costs for

(in millions of €, except where otherwise stated and per share amounts)

the final storage, the updated accounting estimates applied as of the third quarter of fiscal 2010, now assume a continuous outflow until 2084 related to the costs for dismantling as well as intermediate and final storage. The change in estimates resulted in a decrease of the related provision of €60.

The determination of the provisions related to major asset retirement obligations will continue to involve significant estimates and assumptions. Uncertainties surrounding the amount to be recognized include, for example, the estimated costs of decommissioning because of the long time frame over which future cash outflows are expected to occur. Amongst others, the estimated cash outflows related to the asset retirement obligation could alter significantly if, and when, political developments affect the government's plans to develop the "Schacht Konrad." Another factor that might impact the estimated costs is the ruling about the life-span of the German nuclear reactors that may affect the timing of the intermediate and final storage of the radioactive waste and the demand for storage capacity. As of September 30, 2010 and 2009, the provision totals €1,004 and €780, respectively, and is recorded net of a present value discount of €1,924 and €1,163, respectively. The total expected payments for each of the next five fiscal years and the total thereafter are €30, €28, €29, €25, €25, and €2,791 which includes €2,412 for the estimated costs associated with final storage in 2033.

The Company recognizes the accretion of the provision for asset retirement obligations using the effective interest method applying current interest rates prevailing at the period-end date. In fiscal 2010 and 2009, the Company recognized €30 and €33, respectively in accretion expense in Other Financial income (expense), net. Changes in discount rates increased the carrying amount of provisions by €265 and €128 as of September 30, 2010 and 2009, respectively.

26 – Other liabilities

	September 30, 2010	September 30, 2009
Employee related liabilities	**685**	815
Deferred income	**274**	194
Other	**1,321**	1,013
	2,280	2,022

27 – Equity

Common stock

Siemens common stock is composed of no par value shares with a notional value of €3.00 per share. Each share of common stock is entitled to one vote.

The following table provides a summary of outstanding capital and the changes in authorized and conditional capital for fiscal years 2010 and 2009:

	Common stock (authorized and issued)		Authorized capital (not issued)		Conditional capital (not issued)	
	in thousands of €	in thousand shares	in thousands of €	in thousand shares	in thousands of €	in thousand shares
As of September 30, 2008	**2,742,610**	**914,203**	**671,130**	**223,710**	**860,002[1]**	**286,667[1]**
Expired capital	–	–	(600,000)	(200,000)	(702,485)	(234,161)
Newly approved capital	–	–	520,800	173,600	600,000	200,000
As of September 30, 2009	**2,742,610**	**914,203**	**591,930**	**197,310**	**757,517[1]**	**252,506[1]**
Expired or cancelled capital	–	–	–	–	(600,000)	(200,000)
Newly approved capital	–	–	–	–	600,000	200,000
As of September 30, 2010	**2,742,610**	**914,203**	**591,930**	**197,310**	**757,517[1]**	**252,506[1]**

1 Due to rounding, amounts presented may not add up precisely.

Authorized capital (not issued)
The Company's shareholders authorized the Managing Board, with the approval of the Supervisory Board, to increase capital stock through the issuance of no par value shares registered in the names of the holders and to determine the further content of the rights embodied in the shares and the terms and conditions of the share issue as follows:

a) Authorized Capital 2009 by up to €520.8 through the issuance of up to 173.6 million shares for contributions in cash and / or in kind (Authorized Capital 2009). The authorization was granted on January 27, 2009 and expires on January 26, 2014. It replaced Authorized Capital 2004 – see c).

b) Authorized Capital 2006 by up to €75 through issuing up to 25 million shares for contributions in cash. The authorization was granted on January 26, 2006 and expires on January 25, 2011. As of September 30, 2010 and 2009, €71.1 representing 23.71 million shares are still available for issuance.

c) Authorized Capital 2004 expired on January 21, 2009. It granted the right to increase capital stock by up to €600 through issuing up to 200 million shares for contributions in cash and / or in kind.

Regarding Authorized Capital 2009 and 2004, with the approval of the Supervisory Board, the Managing Board can exclude shareholders' pre-emptive rights for capital increases in the form of contributions in kind and in certain pre-stipulated circumstances for contributions in cash.

In accordance with Authorized Capital 2006 and Authorized Capital 2004, new shares can be issued solely to employees of Siemens AG and its subsidiaries (provided these subsidiaries are not listed companies themselves and do not have their own employee stock schemes). Pre-emptive rights of existing shareholders are excluded.

Conditional capital (not issued)
Conditional Capital is provided for the purpose of a) serving the issuance of bonds with conversion rights and (or) with warrants, b) accommodating the exercise of stock option plans and c) settling claims of former Siemens Nixdorf Informationssysteme AG (SNI AG) shareholders.

a) Conditional Capital to service the issuance of bonds with conversion rights and / or with warrants in an aggregate principal amount of up to €15 billion, entitling the holders to subscribe to up to 200 million shares of Siemens AG with no par value, representing up to €600 of capital stock (Conditional Capital 2010). The authorization to issue such bonds was granted on January 26, 2010 and will expire on January 25, 2015. Conditional Capital 2010 replaced Conditional Capital 2009 – see e).

b) Conditional Capital to service the 2001 and 1999 Siemens Stock Option Plans amounts to €157, representing 52.32 million shares of Siemens AG as of September 30, 2010 and 2009. Of the €157 Conditional capital, €147, representing 49 million shares, is reserved to solely service the 2001 Siemens Stock Option Plan and €10, representing 3.32 million shares, services both the 2001 and 1999 Siemens Stock Option Plans. The last tranche of stock options expires in November 2010 and from that date on, no further shares are to be issued – see Note 34 for further information on stock options.

c) Conditional Capital provided to issue shares to settle claims offered to former SNI AG shareholders who had not tendered their SNI AG share certificates amounts to €0.6, representing 189 thousand shares as of September 30, 2010 and 2009. Such rights to claim Siemens shares expired in 2007 and no further shares are to be issued.

d) Conditional Capital 2004 expired on January 21, 2009. It was provided to service the issuance of bonds with conversion rights and (or) with warrants and amounted to €702 representing 234.2 million shares of Siemens AG as of September 30, 2008. The Company's shareholders authorized the Managing Board in fiscal 2004, to issue bonds in an aggregate principal amount of up to €11,250 with conversion rights (convertible bonds) or with warrants.

e) Conditional Capital 2009 was replaced by Conditional Capital 2010, see a). It was provided to service the issuance of bonds with conversion rights and / or with warrants and amounted to €600 representing 200 million shares.

Treasury stock
The Company is authorized by its shareholders to acquire up to 91,420,342 Siemens shares. The authorization became effective on March 1, 2010 and remains in force through July 25, 2011. The previous authorization to acquire up to 91,420,342 Siemens shares was superseded as of the effective date of the new resolution. The previous authorization was adopted on January 27, 2009 and valid until July 26, 2010. According to the current resolution, repurchased shares may be (i) sold via a stock exchange or through a public sales offer made to all

(in millions of €, except where otherwise stated and per share amounts)

shareholders; (ii) retired, (iii) used to meet the obligations under the 2001 Siemens Stock Option Plan (iv) offered for purchase to individuals currently or formerly employed by the Company or any of its subsidiaries or granted and transferred to such individuals with a holding period of at least two years; (v) offered and transferred with the approval of the Supervisory Board to third parties against contributions in kind, particularly in connection with business combinations or the acquisition of companies or interests therein; (vi) with the approval of the Supervisory Board sold to third parties against payment in cash if the price (excluding incidental transaction costs) at which such Siemens shares are to be sold is not significantly lower than the market price of the Siemens stock on the trading day, as determined during the opening auction of the Xetra trading platform (or a comparable successor system); or (vii) used to service convertible bonds or warrants granted by the Company or any of its subsidiaries. In addition, the Supervisory Board is authorized to offer repurchased shares to the members of the Managing Board of the Company for purchase as stock-based compensation under the same terms and conditions as those offered to employees of the Company or to grant and transfer such shares to members of the Managing Board with a holding period of at least two years.

The authorization to acquire up to 91,420,342 Siemens shares is supplemented by an authorization to repurchase up to half of those shares by using equity derivatives, such as put and call options and a combination of put and call options. As in fiscal 2009, the term of such options must be chosen in a way that any repurchase of the Company's own shares upon the exercise of the option will take place no later than on the expiration date of the supplemented authorization.

In November 2007, the Company announced a share buy back program. Under the program, the Company originally expected to conduct share repurchases with a total volume of up to €10 billion by 2010 for the purpose of cancellation and reduction of capital stock and, to a lesser extent, to fulfill obligations arising out of stock based compensation programs. As of September 30, 2010, 56,201,421 Treasury shares amounting to €4,350 have been repurchased.

In fiscal 2010, 3,411,245 Treasury Shares were re-issued in connection with share-based payment plans. As of September 30, 2010, 44,366,416 shares remained in treasury with a carrying amount of €3,373.

In fiscal 2009, 189 shares were re-deposited to the Company's Treasury Stock and 4,868,193 of Treasury Shares were re-issued in connection with share-based payment plans. As of September 30, 2009, 47,777,661 shares remained in treasury with a carrying amount of €3,632.

Other Comprehensive Income

The changes in the other comprehensive income including non-controlling interest holders are as follows:

	Year ended September 30, 2010			Year ended September 30, 2009		
	Pretax	Tax effect	Net	Pretax	Tax effect	Net
Unrealized holding gains (losses) on available-for-sale financial assets	***41***	***(4)***	***37***	*46*	*(8)*	*38*
Reclassification adjustments for (gains) losses included in net income	***(24)***	***6***	***(18)***	*44*	*(10)*	*34*
Net unrealized gains (losses) on available-for-sale financial assets	**17**	**2**	**19**	90	(18)	72
Unrealized gains (losses) on derivative financial instruments	***(163)***	***39***	***(124)***	*335*	*(101)*	*234*
Reclassification adjustments for (gains) losses included in net income	***(36)***	***11***	***(25)***	*138*	*(43)*	*95*
Net unrealized gains (losses) on derivative financial instruments	**(199)**	**50**	**(149)**	473	(144)	329
Foreign-currency translation differences	**1,220**	**–**	**1,220**	(506)	–	(506)
Actuarial gains and losses on pension plans and similar commitments	**(2,889)**	**835**	**(2,054)**	(1,692)	443	(1,249)
Other comprehensive income	**(1,851)**	**887**	**(964)**	**(1,635)**	**281**	**(1,354)**

Foreign currency translation differences are primarily a result of the strengthening of the U.S. $ in fiscal 2010. Actuarial gains and losses on pension plans and similar commitments primarily changed in fiscal 2010 due to an adjustment of the discount rate and due to actual returns varying from expected returns; see Note 24 for further information.

Miscellaneous

Under the German Stock Corporation Act (*Aktiengesetz*), the amount of dividends available for distribution to shareholders is based upon the earnings of Siemens AG as reported in its statutory financial statements determined in accordance with the German Commercial Code (*Handelsgesetzbuch*). In fiscal 2010, Siemens AG management distributed an ordinary dividend of €1,388 (€1.60 per share) of the fiscal 2009 earnings to its shareholders. In fiscal 2009, Siemens AG management distributed €1,380 (€1.60 per share) of the fiscal 2008 earnings to its shareholders.

The Managing Board proposed a dividend of €2.70 per share of the fiscal 2010 Siemens AG earnings, in total representing approximately €2.4 billion in expected payments. Payment of the proposed dividend is contingent upon approval by the shareholders at the Annual Shareholders' Meeting on January 25, 2011.

28 – Additional capital disclosures

As of September 30, 2010 and 2009, our capital structure was as follows:

	September 30, 2010	2009	% Change
Total equity attributable to shareholders of Siemens AG	**28,346**	26,646	**6.4%**
As percentage of total capital	**59%**	58%	
Short-term debt	**2,416**	698	
Long-term debt	**17,497**	18,940	
Total debt	**19,913**	**19,638**	**1.4%**
As percentage of total capital	**41%**	42%	
Total capital (total debt, as stated above, and total equity)	**48,259**	**46,284**	**4.3%**

In fiscal 2010, total equity attributable to shareholders of Siemens AG increased by 6 percent compared to fiscal 2009. Total debt increased by 1 percent in fiscal 2010, resulting in an increase in total equity as a percentage of total capital to 59 percent compared to 58 percent in fiscal 2009. Accordingly, total debt as a percentage of total capital decreased to 41 percent from 42 percent in the prior year. For further information on changes in total equity see Note 27 and on issuance and repayment of debt see Note 23.

Siemens has commitments to sell or otherwise issue common shares in connection with share-based compensation plans. In fiscal 2010, commitments arising from share-based compensation were met by re-issuing treasury shares. In fiscal 2011, we may again fulfill our commitments arising from share-based compensation by re-issuing treasury shares. For additional information on share-based compensation see Note 34 and on treasury shares see Note 27.

As part of our Fit42010 program, we decided to improve our capital structure. A key consideration in this regard is to maintain ready access to capital markets through various debt products and to preserve our ability to repay and service our debt obligations over time. Siemens therefore set itself a capital structure goal defined as *Adjusted industrial net debt divided by adjusted EBITDA*. The calculation of *Adjusted industrial net debt* is set forth in the table below. *Adjusted EBITDA* is defined as adjusted *earnings before income taxes* (EBIT) before amortization (defined as amortization and impairments of intangible assets other than goodwill) and depreciation and impairments of property, plant and equipment and goodwill. Adjusted EBIT is defined as *Income from continuing operations* before income taxes less *interest income (expense)*, less *Other financial income (expense), net* as well as less *Income (loss) from investments accounted for using the equity method, net.*

As a step towards achieving the target range (0.8 to 1.0), we implemented our previously announced share buyback plan for up to €10 billion in share repurchases through 2010, see Note 27. In fiscal 2010 and 2009, no shares were repurchased under this program.

(in millions of €, except where otherwise stated and per share amounts)

	September 30, 2010	2009
Short-term debt	**2,416**	698
Plus: Long-term debt[1]	**17,497**	18,940
Less: Cash and cash equivalents	**(14,108)**	(10,159)
Less: Current available-for-sale financial assets	**(246)**	(170)
Net debt	**5,560**	**9,309**
Less: SFS debt	**(10,028)**	(9,521)
Plus: Funded status principal pension benefit plans	**6,357**	4,015
Plus: Funded status principal other post employment benefit plans	**738**	646
Plus: Credit guarantees	**597**	313
Less: 50% nominal amount hybrid bond[2]	**(886)**	(862)
Less: Fair value hedge accounting adjustment[3]	**(1,518)**	(1,027)
Adjusted industrial net debt	**819**	**2,873**
Adjusted EBITDA (continuing operations)	**10,034**	**9,219**
Adjusted industrial net debt / adjusted EBITDA (continuing operations)	**0.08**	**0.31**

1 Long-term debt including fair value hedge accounting adjustment of €1,518 and €1,027 for the fiscal year ended September 30, 2010 and 2009, respectively.
2 The adjustment for our hybrid bond considers the calculation of this financial ratio applied by rating agencies to classify 50 percent of our hybrid bond as equity and 50 percent as debt. This assignment follows the characteristics of our hybrid bond such as a long maturity date and subordination to all senior and debt obligations.
3 Debt is generally reported with a value representing approximately the amount to be repaid. However for debt designated in a hedging relationship (fair value hedges), this amount is adjusted by changes in market value mainly due to changes in interest rates. Accordingly we deduct these changes in market value in order to end up with an amount of debt that approximately will be repaid, which we believe is a more meaningful figure for the calculation presented above.

A key factor in maintaining a strong financial profile is our credit rating which is affected by capital structure, profitability, ability to generate cash flow, geographic and product diversification as well as our competitive market position, among other factors. Our current corporate credit ratings from Moody's Investors Service and Standard & Poor's are noted below:

	September 30, 2010		September 30, 2009	
	Moody's Investors Service	Standard & Poor's	Moody's Investors Service	Standard & Poor's
Long-term debt	**A1**	**A+**	A1	A+
Short-term debt	**P-1**	**A-1**	P-1	A-1

In fiscal 2010, Moody's Investors Service made no rating changes. Moody's applied a long-term credit rating of "A1," outlook stable, on November 9, 2007. The rating classification A is the third highest rating within the agency's debt ratings category. The numerical modifier 1 indicates that our long-term debt ranks in the higher end of the A category. The Moody's rating outlook is an opinion regarding the likely direction of an issuer's rating over the medium-term. Rating outlooks fall into the following six categories: positive, negative, stable, developing, ratings under review and no outlook.

Moody's Investors Service's rating for our short-term corporate credit and commercial paper is P-1, the highest available rating in the prime rating system, which assesses issuers' ability to honor senior financial obligations and contracts. It applies to senior unsecured obligations with an original maturity of less than one year.

In addition, Moody's Investors Service publishes credit opinions relating to Siemens. The most recent credit opinion as of June 3, 2010 classified our liquidity profile as "very healthy."

During fiscal 2010 Standard & Poor's made no changes in Siemens' credit ratings. Standard & Poor's applied a long-term credit rating of "A+," outlook stable, on June 5, 2009. Within Standard & Poor's ratings definitions an obligation rated "A" has the third highest long-term rating category. The modifier "+" indicates that our long-term debt ranks in the upper end of the A category. The Standard & Poor's rating outlook assesses the potential direction of a long-term credit rating over the medium-term. Rating outlooks fall into the following four categories: "positive," "negative," "stable" and "developing." On June 5, 2009, Standard & Poor's assigned "A-1" for our corporate short-term credit rating. This is the second highest short-term rating within the S&P rating scale.

29 – Commitments and contingencies

Guarantees and other commitments

The following table presents the undiscounted amount of maximum potential future payments for each major group of guarantee:

	September 30, 2010	2009
Guarantees		
Credit guarantees	**597**	313
Guarantees of third-party performance	**1,093**	1,092
HERKULES obligations	**3,090**	3,490
Other	**3,216**	2,703
	7,996	**7,598**

Credit guarantees cover the financial obligations of third parties in cases where Siemens is the vendor and/or contractual partner. These guarantees generally provide that in the event of default or non-payment by the primary debtor, Siemens will be required to settle such financial obligations. In addition, Siemens provides credit guarantees generally as credit-line guarantees with variable utilization to joint ventures and associated and other companies (defined in Note 19 and 39). The maximum amount of these guarantees is subject to the outstanding balance of the credit or, in case where a credit line is subject to variable utilization, the nominal amount of the credit line. These guarantees usually have terms of between one and five years. Except for statutory recourse provisions against the primary debtor, credit guarantees are generally not subject to additional contractual recourse provisions. As of September 30, 2010 and 2009, the Company accrued €55 and €11, respectively, relating to credit guarantees.

Furthermore, Siemens issues *Guarantees of third-party performance*, which include performance bonds and guarantees of advanced payments in cases where Siemens is the general or subsidiary partner in a consortium. In the event of non-fulfillment of contractual obligations by the consortium partner(s), Siemens will be required to pay up to an agreed-upon maximum amount. These agreements span the term of the contract, typically ranging from three months to seven years. Generally, consortium agreements provide for fallback guarantees as a recourse provision among the consortium partners. As of September 30, 2010 and 2009, the Company accrued €70 and €50, respectively, relating to performance guarantees.

In fiscal 2007, The Federal Republic of Germany commissioned a consortium consisting of Siemens IT Solutions and Services and IBM Deutschland GmbH (IBM) to modernize and operate the non-military information and communications technology of the German Federal Armed Forces (Bundeswehr). This project is called HERKULES. A project company, BWI Informationstechnik GmbH (BWI), will provide the services required by the terms of the contract. Siemens IT Solutions and Services is a shareholder in the project company. The total contract value amounts to a maximum of approximately €6 billion. In connection with the consortium and execution of the contract between BWI and the Federal Republic of Germany in December 2006, Siemens issued several guarantees connected to each other legally and economically in favor of the Federal Republic of Germany and of the consortium member IBM. The guarantees ensure that BWI has sufficient resources to provide the required services and to fulfill its contractual obligations. These guarantees are listed as a separate item *HERKULES obligations* in the table above due to their compound and multilayer nature. Total future payments potentially required by Siemens amount to €3.09 and €3.49 billion as of September 30, 2010 and 2009, respectively and will be reduced by approximately €400 per year over the remaining 7-year contract period as of September 30, 2010. Yearly payments under these guarantees are limited to €400 plus, if applicable, a maximum of €90 in unused guarantees carried forward from the prior year.

Other includes indemnifications issued in connection with dispositions of business entities. Such indemnifications, if customary to the relevant transactions, may protect the buyer from any potential tax, legal and other risks in conjunction with the purchased business entity. Indemnifications primarily relate to NSN, disposed of in fiscal 2007, as well as to EN, disposed of in fiscal 2008, respectively, see Note 4. As of September 30, 2010 and 2009, the total amount accrued for guarantees in *Other* is €162 and €211, respectively.

As of September 30, 2010 and 2009, future payment obligations under non-cancellable operating leases are as follows:

	September 30,	
	2010	2009
2010	–	692
2011	**721**	516
2012	**552**	378
2013	**417**	290
2014	**331**	240
2015	**281**	–
After 2015 in fiscal 2010 (after 2014 in fiscal 2009)	**824**	682

Total operating rental expense for the years ended September 30, 2010 and 2009 was €1,162 and €1,198, respectively.

As of September 30, 2010 and 2009, the Company has commitments to make capital contributions to the equity of various companies of €470 and €294, respectively. The September 30, 2010 and 2009 balance, includes a conditional commitment to make capital contributions to EN of €172, representing our proportionate share in EN. The committed amount is due upon EN making acquisitions or investments.

The Company is jointly and severally liable and has capital contribution obligations as a partner in commercial partnerships and as a participant in various consortiums.

(in millions of €, except where otherwise stated and per share amounts)

30 – Legal Proceedings

Public corruption proceedings
Governmental and related proceedings
Public prosecutors and other government authorities in jurisdictions around the world are conducting investigations of Siemens and certain of our current and former employees regarding allegations of public corruption, including criminal breaches of fiduciary duty such as embezzlement, as well as bribery, money laundering and tax evasion, among others. These investigations involve allegations of corruption at a number of Siemens' business units.

On December 15, 2008, Siemens announced that legal proceedings against it arising from allegations of bribing public officials were concluded on the same day in Munich, Germany, and in Washington, DC. The Munich public prosecutor announced the termination of legal proceedings alleging the failure of the former Managing Board of Siemens AG to fulfill its supervisory duties. The investigations of former members of the Managing Board, employees of the Company and other individuals remain unaffected by this resolution. In Washington, DC, Siemens pleaded guilty in federal court to criminal charges of knowingly circumventing and failing to maintain adequate internal controls and failing to comply with the books and records provisions of the U.S. Foreign Corrupt Practices Act (FCPA). In related cases, three Siemens foreign subsidiaries, Siemens S.A. (Argentina), Siemens Bangladesh Ltd. and Siemens S.A. (Venezuela), pleaded guilty to individual counts of conspiracy to violate the FCPA. At the same time, Siemens settled a civil action against it brought by the U.S. Securities and Exchange Commission (SEC) for violations of the FCPA. The agreement reflects the U.S. prosecutors' express recognition of Siemens' extraordinary cooperation as well as Siemens' new and comprehensive compliance program and extensive remediation efforts. Based on these facts, the lead agency for U.S. federal government contracts, the Defense Logistics Agency, issued a formal determination that Siemens remains a responsible contractor for U.S. government business.

Under the terms of the plea and settlement agreements reached in the United States, Siemens has engaged Dr. Theo Waigel, former German federal minister of finance, as compliance monitor to evaluate and report, for a period of up to four years, on the Company's progress in implementing and operating its new compliance program.

In the fourth quarter of fiscal 2008, the Company accrued a provision in the amount of approximately €1 billion in connection with the discussions with the Munich public prosecutor, the SEC and the United States Department of Justice for the purpose of resolving their respective investigations. Cash outflows relating to the fines and disgorgements referred to above during the first quarter of fiscal 2009 amounted to €1.008 billion.

As previously reported, in October 2007, the Munich public prosecutor terminated a similar investigation relating to Siemens' former Communications Group. Siemens paid €201 in connection with the termination of this investigation. This brings the total amount paid to authorities in Germany in connection with these legal proceedings to €596.

As previously reported, the public prosecutor in Wuppertal, Germany is conducting an investigation against Siemens employees regarding allegations that they participated in bribery related to the awarding of an EU contract for the refurbishment of a power plant in Serbia in 2002. In April 2010, the public prosecutor discontinued the investigation.

As previously reported, Siemens Zrt. Hungary and certain of its employees are being investigated by Hungarian authorities in connection with allegations concerning suspicious payments in connection with consulting agreements with a variety of shell corporations and bribery relating to the awarding of a contract for the delivery of communication equipment to the Hungarian Armed Forces.

As previously reported, the Vienna, Austria, public prosecutor is conducting an investigation into payments between 1999 and 2006 relating to Siemens AG Austria and its subsidiary Siemens VAI Metal Technologies GmbH & Co. for which valid consideration could not be identified.

As previously reported, authorities in Russia are conducting an investigation into alleged misappropriation of public funds in connection with the award of contracts to Siemens for the delivery of medical equipment to public authorities in Yekaterinburg in the years 2003 to 2005. Siemens is cooperating with the authorities.

As previously reported, in August 2007, the Nuremberg-Fuerth public prosecutor began an investigation into possible violations of law in connection with the United Nations Oil-for-Food Programme. In December 2008, the public prosecutor discontinued the investigation with respect to all persons accused.

As previously reported, the Sao Paulo, Brazil, public prosecutor conducted certain investigations of Siemens relating to the use of business consultants and suspicious payments in connection with the former Transportation Systems Group in or after 2000. In 2009, the authority discontinued the investigation.

On March 9, 2009, Siemens AG received a decision by the Vendor Review Committee of the United Nations Secretariat Procurement Division (UNPD) suspending Siemens AG from the UNPD vendor database for a minimum period of six months. The suspension applies to contracts with the UN Secretariat and stems from Siemens AG's guilty plea in December 2008 to violations of the U.S. Foreign Corrupt Practices Act. Siemens AG does not expect a significant impact on its business, results of operations or financial condition from this decision. On December 22, 2009, Siemens AG filed a request to lift the existing suspension to which it has not yet received a response.

In April 2009, Siemens AG received a "Notice of Commencement of Administrative Proceedings and Recommendations of the Evaluation and Suspension Officer" from the World Bank, which comprises the International Bank for Reconstruction and Development as well as the International Development Association, in connection with allegations of sanctionable practices during the period 2004–2006 relating to a World Bank-financed project in Russia. On July 2, 2009, the Company entered into a global settlement agreement with the International Bank for Reconstruction and Development, the International Development Association, the International Finance Corporation and the Multilateral Investment Guarantee Agency (collectively, the "World Bank Group") to resolve World Bank Group investigations involving allegations of corruption by Siemens. In the agreement, Siemens voluntarily undertakes to refrain from bidding in connection with any project, program, or other investment financed or guaranteed by the World Bank Group ("Bank Group Projects") for a period of two years, commencing on January 1, 2009 and ending on December 31, 2010. Siemens is not prohibited by the voluntary restraint from continuing work on existing contracts under Bank Group Projects or concluded in connection with World Bank Group corporate procurement provided such contracts were signed by Siemens and all other parties thereto prior to January 1, 2009. The agreement provides for exemptions to the voluntary restraint in exceptional circumstances upon approval of the World Bank Group. Siemens also had to withdraw all pending bids, including proposals for consulting contracts, in connection with Bank Group Projects and World Bank Group corporate procurement where the World Bank Group has not provided its approval prior to July 2, 2009. Furthermore, Siemens is also required to voluntarily disclose to the World Bank Group any potential misconduct in connection with any Bank Group Projects. Finally, Siemens has undertaken to pay U.S. $100 million to agreed anti-corruption organizations over a period of not more than 15 years. In fiscal 2009, the Company took a charge to Other operating expense to accrue a provision in the amount of €53 relating to the global settlement agreement with the World Bank Group. In November 2009, Siemens Russia OOO and all its controlled subsidiaries were, in a separate proceeding before the World Bank Group, debarred for four years from participating in Bank Group Projects. Siemens Russia OOO did not contest the debarment.

As previously reported, the Norwegian anti-corruption unit, Oekokrim, conducted an investigation against Siemens AS Norway and two of its former employees related to payments made for golf trips in 2003 and 2004, which were attended by members of the Norwegian Department of Defense. On July 3, 2009, the trial court in Oslo, Norway, found the two former employees not guilty. Oekokrim stated on July 16, 2009, that the proceedings against Siemens AS Norway have also been discontinued.

In November 2009 and in February 2010, a subsidiary of Siemens AG voluntarily self-reported possible violations of South African anti-corruption regulations in the period before 2007 to the responsible South African authorities.

As previously reported, the public prosecutor in Milan, Italy, had filed charges against a current and a former employee of Siemens S.p.A., Siemens S.p.A., and one of its subsidiaries in November 2007, alleging that the two individuals made illegal payments to employees of the state-owned gas and power group ENI. Charges were also filed against other individuals and companies not affiliated with Siemens. The two individuals, Siemens S.p.A., and its subsidiary entered into a "*patteggiamento*" (plea bargaining agreement without the recognition of any guilt or responsibility) with the Milan public prosecutor which was confirmed by the Milan court on April 27, 2009. Under the terms of the patteggiamento, Siemens S.p.A. and the subsidiary were each fined €40.0 thousand and ordered to disgorge profits in the amount of €315.562 thousand and €502.370 thousand, respectively. The individuals accepted suspended prison sentences. The decision is final and the proceedings are closed.

As previously reported, the Argentinean Anti-Corruption Authority is conducting an investigation into corruption of government officials in connection with the award of a contract to Siemens in 1998 for the development and operation of a system for the production of identity cards, border control, collection of data and voters' registers. Searches were undertaken at the premises of Siemens Argentina and Siemens IT Services S.A. in Buenos Aires in August 2008 and in February 2009. The Company is cooperating with the Argentinean Authorities. The Argentinean investigative judge also requested judicial assistance from the Munich public prosecutor and the federal court in New York repeatedly.

On August 17, 2009, the Anti-Corruption Commission of Bangladesh (ACC) filed criminal charges against two current and one former employee of Siemens Bangladesh's Healthcare business. It is alleged that the employees colluded with employees of a public hospital to overcharge for the delivery of medical equipment in the period before 2007.

On December 30, 2009, the ACC sent a request for information to Siemens Bangladesh Ltd. (Siemens Bangladesh) related to telecommunications projects of Siemens' former Communications (Com) Group undertaken prior to 2007. On January 4, 2010, Siemens Bangladesh was informed that in a related move the Anti Money Laundering Department of the Central Bank of Bangladesh is conducting a special investigation into certain accounts of Siemens Bangladesh and of former employees of Siemens Bangladesh in connection with transactions for Com projects undertaken in the period from 2002 to 2006. On February 16, 2010, the ACC sent a request for additional information.

On June 23, 2010, the Frankfurt public prosecutor searched premises of Siemens in Germany in response to allegations of questionable payments relating to an Industry project in Thailand. Siemens is cooperating with the authority.

In August 2010, the Inter-American Development Bank (IADB) issued a notice of administrative proceedings against, among others, Siemens IT Solutions and Services Argentina alleging fraudulent misstatements and antitrust violations in connection with a public invitation to tender for a project in the province of Cordoba, Argentina, in 2003. Siemens is cooperating with the IADB.

Also in August 2010, the IADB issued a notice of administrative proceedings against, among others, Siemens Venezuela alleging fraudulent misstatements and public corruption in connection with a public invitation to tender for healthcare projects in the Venezuelan provinces of Anzoategui and Merida in 2003. Siemens is cooperating with the IADB.

As previously reported, in February 2010 a Greek Parliamentary Investigation Committee (GPIC) was established to investigate whether any politicians or other state officials in Greece were involved in alleged wrong-doing of Siemens in Greece. GPIC's investigation is focused on possible criminal liability of politicians and other state officials. Greek public prosecutors are separately investigating certain fraud and bribery allegations involving – among others – former board members and former executives of Siemens A.E. Greece (Siemens A.E.) and Siemens AG. Both investigations may have a negative impact on civil proceedings currently pending against Siemens AG and Siemens A.E. and may affect the future business activities of Siemens in Greece. In September 2010, the GPIC assumed in a preliminary estimate that the alleged damages suffered by the Greek state from contracts signed with Siemens might reach up to €2 billion. At present, it is unclear to Siemens what the basis of the alleged damages is or how the alleged amount of damages was computed.

As previously reported, the Nigerian Economic and Financial Crimes Commission (EFCC) was conducting an investigation into alleged illegal payments by Siemens to Nigerian public officials between 2002 and 2005. In October 2010, the EFCC filed charges with the Federal High Court in Abuja and the High Court of the Federal Capital Territory against – among others – Siemens Ltd. Nigeria (Siemens Nigeria), Siemens AG and former board members of Siemens Nigeria. On November 22, 2010, the Nigerian Government and Siemens Nigeria entered into an out of court settlement, obligating Siemens Nigeria to make a payment in the mid double-digit Euro million range to Nigeria in exchange for the Nigerian Government withdrawing these criminal charges and refraining from the initiation of any criminal, civil or other actions – such as a debarment – against Siemens Nigeria, Siemens AG, and Siemens employees.

The Company remains subject to corruption-related investigations in several jurisdictions around the world. As a result, additional criminal or civil sanctions could be brought against the Company itself or against certain of its employees in connection with possible violations of law. In addition, the scope of pending investigations may be expanded and new investigations commenced in connection with allegations of bribery and other illegal acts. The Company's operating activities, financial results and reputation may also be negatively affected, particularly as a result of penalties, fines, disgorgements, compensatory damages, third-party litigation, including with competitors, the formal or informal exclusion from public invitations to tender, or the loss of business licenses or permits. Additional expenses and provisions, which could be material, may need to be recorded in the future for penalties, fines, damages or other charges in connection with the investigations.

As previously reported, the Company is following up on evidence of bank accounts and the amounts of the funds deposited therein in various locations. Certain funds have been frozen by authorities. During fiscal 2010, the Company recognized an amount of €40 in *Other operating income* from the agreed recovery of funds from one of these accounts.

Civil litigation

As already disclosed by the Company in press releases, Siemens AG asserted claims for damages against former members of the Managing and Supervisory Board. The Company based its claims on breaches of organizational and supervisory duties in view of the accusations of illegal business practices that occurred in the course of international business transactions in the years 2003 to 2006 and the resulting financial burdens for the Company. On December 2, 2009 Siemens reached a settlement with nine out of eleven former members of the Managing and Supervisory Board. As required by law, the settlements between the Company and individual board members were subject to approval by the Annual Shareholders' Meeting. The Company reached a settlement agreement with its directors and officers (D&O) insurers regarding claims in connection with the D&O insurance of up to €100. The Annual Shareholders' Meeting approved all nine settlements between the Company and the former members of the Managing and Supervisory Board on January 26, 2010. The shareholders also agreed to the settlement with respect to claims under the D&O insurance. During the second quarter of fiscal 2010, Siemens AG received certain benefits as required under the aforementioned settlement agreements with the result that an amount of €96 net of related cost was recognized primarily in *Other operating income*. Thereof €84 resulted from the settlement agreement with the D&O insurers and €12 resulted from settlement agreements with former board members. The former board members used claims they had against the Company to offset a portion of their obligations under the aforementioned settlement agreements. The remaining amount was or will be settled by the former board members in cash. On January 25, 2010, Siemens AG filed a lawsuit with the Munich District Court I against the two former board members who were not willing to settle, Thomas Ganswindt and Heinz-Joachim Neubürger. The complaint was served upon the defendants. The defendants asked Siemens AG to produce certain documents.

As previously reported, an alleged holder of Siemens American Depositary Shares filed a derivative lawsuit in February 2007 with the Supreme Court of the State of New York against certain current and former members of Siemens' Managing and Supervisory Boards as well as against Siemens as a nominal defendant, seeking various forms of relief relating to the allegations of corruption and related violations at Siemens. The alleged holder of Siemens American Depository Shares voluntarily withdrew the derivative action in September 2009.

As previously disclosed, in June 2008, the Republic of Iraq filed an action requesting unspecified damages against 93 named defendants with the United States District Court for the Southern District of New York on the basis of findings made in the "Report of the Independent Inquiry Committee into the United Nations Oil-for-Food Programme." Siemens S.A.S. France, Siemens A. Ş. Turkey and OSRAM Middle East FZE, Dubai, are among the 93 named defendants. Process was served upon all three Siemens subsidiaries. The three Siemens subsidiaries will defend themselves against the action.

As previously reported, Siemens AG had filed a request for arbitration against the Republic of Argentina (Argentina) with the International Center for Settlement of Investment Disputes (ICSID) of the World Bank. Siemens AG claimed that Argentina had unlawfully terminated its contract with Siemens for the development and operation of a system for the production of identity cards, border control, collection of data and voters' registers (DNI project) and thereby violated the Bilateral Investment Protection Treaty between Argentina and Germany (BIT). Siemens AG sought damages for expropriation and violation of the BIT of approximately U.S. $500 million. A unanimous decision on the merits was rendered by the ICSID arbitration tribunal on February 6, 2007, awarding Siemens AG compensation in the amount of U.S. $217.8 million, plus compound interest thereon at a rate of 2.66 percent since May 18, 2001. The tribunal also ruled that Argentina is obligated to indemnify Siemens AG against any claims of subcontractors in relation to the project (amounting to approximately U.S. $44 million) and, furthermore, that Argentina would be obligated to pay Siemens AG the full amount of the contract performance bond (U.S. $20 million) in the event this bond was not returned. The time period set by the tribunal for returning the contract performance bond subsequently elapsed without delivery. As previously reported, Argentina subsequently filed applications with the ICSID aiming at the annulment and reversal of the decision and a stay of enforcement of the arbitral award. On August 12, 2009, Argentina and Siemens AG reached an agreement to mutually settle the case and discontinue any and all civil proceedings in connection with the case without acknowledging any legal obligations or claims. No payment was made by either party.

As previously reported, Siemens has been approached by a competitor to discuss claims it believes it has against the Com-

(in millions of €, except where otherwise stated and per share amounts)

pany. The alleged claims relate to allegedly improper payments by the Company in connection with the procurement of public and private contracts. Siemens is assessing whether any basis exists for such claims. Siemens and the competitor have engaged in discussions; the outcome of these discussions is open.

As previously disclosed, a securities class action was filed in December 2009 against Siemens AG with the United States District Court for the Eastern District of New York seeking damages for alleged violations of U.S. securities laws. The Company is defending itself against the action.

Antitrust proceedings

As previously reported, in June 2007, the Turkish Antitrust Agency confirmed its earlier decision to impose a fine in an amount equivalent to €6 on Siemens A.Ş. Turkey based on alleged antitrust violations in the traffic lights market. Siemens A.Ş. Turkey has appealed this decision and this appeal is still pending.

As previously reported, in February 2007, the Norwegian Competition Authority launched an investigation into possible antitrust violations involving Norwegian companies active in the field of fire security, including Siemens Building Technologies AS. In December 2008, the Norwegian Competition Authority issued a final decision that Siemens Building Technologies AS had not violated antitrust regulations.

As previously reported, in February 2007, the European Commission launched an investigation into possible antitrust violations involving European producers of power transformers, including Siemens AG and VA Technologie AG (VA Tech), which Siemens acquired in July 2005. The German Antitrust Authority (Bundeskartellamt) has become involved in the proceeding and is responsible for investigating those allegations that relate to the German market. Power transformers are electrical equipment used as major components in electric transmission systems in order to adapt voltages. The Company is cooperating in the ongoing investigation with the European Commission and the German Antitrust Authority. On October 7, 2009, the European Commission imposed fines totaling €67.644 on seven companies with regard to a territorial market sharing agreement related to Japan and Europe. Siemens was not fined because it had voluntarily disclosed this aspect of the case to the authorities. The German Antitrust Authority continues its investigation with regard to the German market.

As previously reported, in April 2007, Siemens AG and VA Tech filed actions before the European Court of First Instance in Luxemburg against the decisions of the European Commission dated January 24, 2007, to fine Siemens and VA Tech for alleged antitrust violations in the European Market of high-voltage gas-insulated switchgear between 1988 and 2004. Gas-insulated switchgear is electrical equipment used as a major component for turnkey power substations. The fine imposed on Siemens amounted to €396.6 and was paid by the Company in 2007. The fine imposed on VA Tech, which Siemens AG acquired in July 2005, amounted to €22.1. VA Tech was declared jointly liable with Schneider Electric for a separate fine of €4.5. The European Court of First Instance has not yet issued a decision. In addition to the proceedings mentioned in this document, authorities in Brazil, the Czech Republic and Slovakia are conducting investigations into comparable possible antitrust violations. In October 2010, the High Court of New Zealand dismissed corresponding charges against Siemens. The decision is still appealable.

As previously reported, on October 25, 2007, upon the Company's appeal, a Hungarian competition court reduced administrative fines imposed on Siemens AG for alleged antitrust violations in the market of high-voltage gas-insulated switchgear from €0.320 to €0.120 and from €0.640 to €0.110 regarding VA Technologie AG. The Company and the Competition Authority both appealed the decision. In November 2008, the Court of Appeal confirmed the reduction of the fines. On December 5, 2008, the Competition Authority filed an extraordinary appeal with the Supreme Court. In December 2009, Siemens AG was notified that the Supreme Court had remanded the case to the Court of Appeal, with instructions to take a new decision on the amount of the fines. The extraordinary appeal from the Competition Authority was rejected with legally binding effect by the Court of Appeal on January 27, 2010. On April 6, 2010, the Competition Authority filed another extraordinary appeal with the Supreme Court.

In connection with the January 24, 2007 decision of the European Commission regarding alleged antitrust violations in the high-voltage gas-insulated switchgear market, claims are being made against Siemens. Among others, a claim was filed by National Grid Electricity Transmission Plc. (National Grid) with the High Court of England and Wales in November 2008. Twenty-one companies have been named as defendants, including Siemens AG and various of its subsidiaries. National Grid asserts claims in the aggregate amount of approximately £249 million for damages and compound interest. Siemens believes National Grid's claim to be without merit. As discussed, the European Commission's decision has been appealed to the European Court of First Instance. On June 12,

2009, the High Court granted a stay of the proceedings pending before it until three months after the outcome of the appeal to the European Court of First Instance and any subsequent appeals to the European Court of Justice. On June 26, 2009, the Siemens defendants filed their answers to the complaint and requested National Grid's claim to be rejected. Discovery is ongoing.

As previously reported, the South African Competition Commission investigated alleged antitrust violations in the market of high-voltage gas-isolated switchgear. In May 2009, the Company was notified that the Competition Commission will not pursue the prosecution of this matter.

As previously reported, a suit and motion for approval of a class action was filed in Israel in December 2007 to commence a class action based on the fines imposed by the European Commission for alleged antitrust violations in the high-voltage gas-insulated switchgear market. Thirteen companies were named as defendants in the suit and motion, among them Siemens AG Germany, Siemens AG Austria and Siemens Israel Ltd. The class action alleged damages to electricity consumers in Israel in the amount of approximately €575 related to higher electricity prices claimed to have been paid because of the alleged antitrust violations. At a hearing on December 11, 2008, the plaintiff requested to withdraw from the action and from the motion to certify the action as a class action. The court approved the request and dismissed the action and the motion to certify.

In January 2010, the European Commission launched an investigation related to previously reported investigations into potential antitrust violations involving producers of flexible current transmission systems in New Zealand and the USA including, among others, Siemens AG. In April 2010, authorities in Korea and Mexico informed the Company that similar proceedings had been initiated. Siemens AG is cooperating with the authorities. On June 1, 2010, the New Zealand Commerce Commission notified Siemens AG that their investigation had been closed. On September 13, 2010, the European Commission notified Siemens AG that their investigation had been closed. On November 17, 2010, the Korean antitrust authority notified Siemens AG that their investigation had been closed.

On February 11, 2010, the Italian Antitrust Authority searched the premises of several healthcare companies, including Siemens Healthcare Diagnostics S.r.l. and Siemens S.p.A., in response to allegations of anti-competitive agreements relating to a 2009 public tender process for the supply of medical equipment to the procurement entity for the public healthcare sector in the Italian region of Campania, So.Re.Sa. Siemens is cooperating with the authority.

Other proceedings

As previously reported, starting in December 2006, the Company and Qisda Corp. (formerly named BenQ Corp.), a Taiwanese company, were parties in an arbitration proceeding before the International Chamber of Commerce (ICC) relating to the purchase by Qisda of the Company's mobile devices business in 2005. The parties subsequently resolved their disputes and, upon joint request of the parties, the ICC issued an Award by Consent in March 2009.

On November 25, 2008, Siemens AG and the insolvency administration of BenQ Mobile GmbH & Co. OHG announced that they had reached a settlement after constructive discussions that began in 2006. In the settlement agreement, Siemens AG agreed to a gross payment of €300, which was made in December 2008. However, ultimately, the settlement is expected to result in a total net payment of approximately €255 after taking into account the claims against the debtor's estate, which were filed by Siemens AG and acknowledged by the insolvency administrator. Since Siemens AG had made sufficient provisions for the expected settlement, the settlement did not have a material negative impact on Siemens AG's results of operations for fiscal 2009.

As previously reported, Siemens AG is a member of a supplier consortium that has contracted to construct the nuclear power plant "Olkiluoto 3" in Finland for Teollisuuden Voima Oyj (TVO) on a turnkey basis. Siemens AG's share of the consideration to be paid to the supplier consortium under the contract is approximately 27 percent. The other member of the supplier consortium is a further consortium consisting of Areva NP S.A.S. and its wholly-owned subsidiary, Areva NP GmbH. The agreed completion date for the nuclear power plant was April 30, 2009. Completion of the power plant has been delayed for reasons which are in dispute. In December 2008, the supplier consortium filed a request for arbitration against TVO demanding an extension of the construction time, additional compensation and damages in the amount of now approximately €1.23 billion. TVO rejected the demand for an extension of time and made counterclaims against the supplier consortium. These consist primarily of damages due to the delay, claimed to amount to approximately €1.43 billion based on estimated completion of the plant in June 2012 with a delay of 38 months. Assuming the full cooperation of all parties involved, nuclear fuel is expected to be loaded into the reactor at the end of 2012

(in millions of €, except where otherwise stated and per share amounts)

commencing the commissioning phase of the overall plant. This testing phase will last several months. As of today, completion is expected to occur by the end of the 2013 calendar year.

In early 2009 Siemens AG terminated its joint venture with Areva S.A. (Areva). Thereafter Siemens AG entered into negotiations with the State Atomic Energy Corporation Rosatom (Rosatom) with a view to forming a new partnership active in the construction of nuclear power plants, in which it would be a minority shareholder. In April 2009, Areva filed a request for arbitration with the ICC against Siemens AG. Areva seeks an order enjoining Siemens AG from pursuing such negotiations with Rosatom, a declaration that Siemens AG is in material breach of its contractual obligations, a reduction of the price payable to Siemens AG for its stake in the Areva NP S.A.S. joint venture and damages in an amount to be ascertained. Siemens AG filed its answer in June 2009, primarily seeking a dismissal of Areva's claims and a price increase. The arbitral tribunal has been constituted and the main proceedings have commenced. On November 17, 2009, the arbitral tribunal issued an interim order which imposes certain provisional restrictions on Siemens AG with respect to the negotiation process and the planned partnership with Rosatom; the order does not preclude Siemens AG from continuing its discussions with Rosatom during the arbitration. In its last submissions Areva did not uphold its request for damages. In September 2010 the hearing on the merits was held. The outcome of the main proceedings remains open.

As previously reported, a Mexican governmental control authority had barred Siemens S.A. de C.V. Mexico (Siemens Mexico) from bidding on public contracts for a period of three years and nine months beginning November 30, 2005. This proceeding arose from allegations that Siemens Mexico did not disclose alleged minor tax discrepancies when it was signing a public contract in 2002. Upon several appeals by Siemens Mexico, the execution of the debarment was stayed, the debarment subsequently reduced to a period of four months, and in June 2009 the Company was finally informed by the relevant administrative court that the debarment was completely annulled.

In July 2008, Mr. Abolfath Mahvi filed a request for arbitration with the ICC seeking an award of damages against Siemens AG in the amount of DM150 million (or the equivalent in euro, which is approximately €77) plus interest. Mr. Mahvi's claim is based on a contract concluded in 1974 between a company that was then a subsidiary of Siemens and two other companies, one domiciled in the Bermudas and the other in Liberia. Mr. Mahvi alleged that he is the successor in interest to the Bermudan and Liberian companies and that the companies assisted Siemens AG in the acquisition of a power plant project in Bushehr, Iran. On August 24, 2010, the arbitration award was served upon Siemens AG. All claims of Mr. Mahvi were rejected. The plaintiff must bear the costs of the arbitration proceeding.

In July 2008, Hellenic Telecommunications Organization Société Anonyme (OTE) filed a lawsuit against Siemens AG with the district court of Munich, Germany, seeking to compel Siemens AG to disclose the outcome of its internal investigations with respect to OTE. OTE seeks to obtain information with respect to allegations of undue influence and/or acts of bribery in connection with contracts concluded between Siemens AG and OTE from 1992 to 2006. In May 2009, OTE was granted access to the public prosecutor's files in Greece. At the end of July 2010, OTE expanded its claim and requested payment of damages by Siemens AG of at least €57.07 to OTE for alleged bribery payments to OTE-employees. Siemens AG is currently preparing its written statement of defense relating to the expansion of the claim. The oral hearing has been scheduled for February 2011.

Siemens A.E. entered into a subcontract agreement with Science Applications International Corporation, Delaware, USA, (SAIC) in May of 2003 to deliver and install a significant portion of a security surveillance system (the "C4I" project) in advance of the Olympic Games in Athens, Greece. Siemens A.E. fulfilled its obligations pursuant to the subcontract agreement. Nonetheless, the Greek government claimed errors related to the C4I-System and withheld amounts for abatement in the double-digit million euro range. Furthermore the Greek government withheld final payment in the double-digit million euro range, only recently claiming that the system has not been finally accepted. Although Siemens A.E. is not a contractual party of the Greek government, under Siemens A.E's subcontract agreement with SAIC non-payment by the Greek government economically affects Siemens A.E. as well. SAIC has filed for arbitration contesting all the Greek government's claims and ability to withhold payments. The Greek State filed inter alia a motion to stay the arbitration pursuant to the ongoing criminal investigations conducted by the Greek public prosecutor. Resolution of this dispute has been complicated by bribery and fraud allegations against Siemens A.E. in Greece, which have resulted in extensive negative media coverage concerning the C4I system.

The Greek tax authorities have audited Siemens A.E.'s books for the 1997 to 2003 and 2004 to 2007 tax years. In the third quarter of fiscal 2010, based on a preliminary communication of the findings of the tax audits, Siemens A.E. made payments under a tax law enacted in April 2010 to settle certain matters for which provisions had been established. Siemens A.E. does not expect any further material findings by the Greek tax authorities which would require Siemens A.E. to make additional material payments.

In December 2008, the Polish Agency of Internal Security (AWB) remanded into custody an employee of Siemens Healthcare Poland, in connection with an investigation regarding a public tender issued by the hospital of Wroclaw in 2008. According to the AWB, the Siemens employee and the deputy hospital director are accused of having manipulated the tender procedure. In October 2010, the investigation was closed.

In April 2009, the Defense Criminal Investigative Service of the U.S. Department of Defense conducted a search at the premises of Siemens Medical Solutions USA, Inc. in Malvern, Pennsylvania, in connection with an investigation relating to a Siemens contract with the U.S. Department of Defense for the provision of medical equipment.

In June 2009, Siemens AG and two of its subsidiaries voluntarily self-reported, among others, possible violations of U.S. Export Administration Regulations to the responsible U.S. authorities.

As previously reported, since July 2009 the EU Anti-Fraud Office OLAF, its Romanian equivalent DELAF and the Romanian public prosecutor DNA have been investigating allegations of fraud in connection with the 2007 award of a contract to FORTE Business Services (now Siemens IT Solutions and Services Romania) to modernize the IT infrastructure of the Romanian judiciary. On September 2, 2010, OLAF put the matter on monitoring status and decided not to open formal proceedings. DELAF referred the matter to DNA and closed its investigations.

For certain legal proceedings information required under IAS 37, *Provisions, Contingent Liabilities and Contingent Assets*, is not disclosed, if the Company concludes that the disclosure can be expected to seriously prejudice the outcome of the litigation.

In addition to the investigations and legal proceedings described above, Siemens AG and its subsidiaries have been named as defendants in various other legal actions and proceedings arising in connection with their activities as a global diversified group. Some of these pending proceedings have been previously disclosed. Some of the legal actions include claims or potential claims for punitive damages or claims for indeterminate amounts of damages. Siemens is from time to time also involved in regulatory investigations beyond those described above. Siemens is cooperating with the relevant authorities in several jurisdictions and, where appropriate, conducts internal investigations regarding potential wrongdoing with the assistance of in-house and external counsel. Given the number of legal actions and other proceedings to which Siemens is subject, some may result in adverse decisions. Siemens contests actions and proceedings when it considers it appropriate. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek indeterminate damages, Siemens may not be able to predict what the eventual loss or range of loss related to such matters will be. The final resolution of the matters discussed in this paragraph could have a material effect on Siemens' business, results of operations and financial condition for any reporting period in which an adverse decision is rendered. However, Siemens currently does not expect its business, results of operations and financial condition to be materially affected by the additional legal matters not separately discussed in this paragraph.

31 – Additional disclosures on financial instruments

The following table presents the carrying amounts of each category of financial assets and financial liabilities:

	September 30,	
	2010	2009
Financial assets:		
Loans and receivables	**24,749**	24,119
Cash and cash equivalents	**14,108**	10,159
Derivatives designated in a hedge accounting relationship	**2,232**	1,895
Financial assets held for trading	**1,410**	976
Available-for-sale financial assets	**732**	561
	43,231	**37,710**

	2010	2009
Financial liabilities:		
Financial liabilities measured at amortized cost	**28,922**	28,539
Financial liabilities held for trading	**1,098**	864
Derivatives designated in a hedge accounting relationship	**164**	134
	30,184	**29,537**

(in millions of €, except where otherwise stated and per share amounts)

The following table presents the fair values and carrying amounts of financial assets and financial liabilities measured at cost or amortized cost:

	September 30, 2010		September 30, 2009	
	Fair value	Carrying amount	Fair value	Carrying amount
Financial assets measured at cost or amortized cost				
Trade and other receivables[1]	**14,111**	**14,111**	13,951	13,951
Receivables from finance leases	**4,879**	**4,879**	4,885	4,885
Cash and cash equivalents	**14,108**	**14,108**	10,159	10,159
Other non-derivative financial assets	**5,759**	**5,759**	5,283	5,283
Available-for-sale financial assets[2]	**–**	**410**	–	335
Financial liabilities measured at cost or amortized cost				
Notes and bonds	**17,343**	**17,300**	16,373	16,502
Trade payables	**7,899**	**7,899**	7,617	7,617
Loans from banks and other financial indebtedness	**2,439**	**2,442**	2,941	2,942
Obligations under finance leases	**169**	**171**	191	194
Other non-derivative financial liabilities	**1,110**	**1,110**	1,284	1,284

1 This caption consists of (i) €13,186 and €12,711 short-term trade receivables (except for receivables from finance leases) in fiscal 2010 and fiscal 2009, respectively, see Note 12, (ii) €531 and €453 trade receivables from sale of goods and services (non current) in fiscal 2010 and fiscal 2009, respectively, see Note 20 as well as (iii) €394 and €787 receivables included in Other financial assets in fiscal 2010 and fiscal 2009, respectively, see Note 20.
2 This caption consists of equity instruments classified as available-for-sale, for which a fair value could not be reliably measured and which are recognized at cost.

The fair values of cash and cash equivalents, current receivables, trade payables, other current financial liabilities, commercial paper and borrowings under revolving credit facilities approximate their carrying amount largely due to the short-term maturities of these instruments.

Long-term fixed-rate and variable-rate receivables, including receivables from finance leases, are evaluated by the Company based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer, and the risk characteristics of the financed project. Based on this evaluation, allowances for these receivables are taken into account. As of September 30, 2010 and 2009, the carrying amounts of such receivables, net of allowances, approximate their fair values.

The fair value of quoted notes and bonds is based on price quotations at the period-end date. The fair value of unquoted notes and bonds, loans from banks and other financial indebtedness, obligations under finance leases as well as other non-current financial liabilities is estimated by discounting future cash flows using rates currently available for debt of similar terms and remaining maturities.

Financial instruments categorized as financial assets and financial liabilities measured at fair value are presented in the following table:

	September 30, 2010	2009
Financial assets measured at fair value		
Available-for-sale financial assets	322	226
Derivative financial instruments	3,642	2,871
Not designated in a hedge accounting relationship	*1,314*	*820*
In connection with fair value hedges	*1,936*	*1,474*
Foreign currency exchange derivatives	*9*	*10*
Interest rate derivatives	*1,927*	*1,464*
In connection with cash flow hedges	*296*	*421*
Foreign currency exchange derivatives	*295*	*413*
Interest rate derivatives	–	*8*
Commodity derivatives	*1*	–
Embedded derivatives	*96*	*156*

	2010	2009
Financial liabilities measured at fair value		
Derivative financial instruments	1,262	998
Not designated in a hedge accounting relationship	*998*	*731*
In connection with fair value hedges	*11*	*4*
Foreign currency exchange derivatives	*11*	*4*
Interest rate derivatives	–	–
In connection with cash flow hedges	*153*	*130*
Foreign currency exchange derivatives	*137*	*130*
Interest rate derivatives	*16*	–
Commodity derivatives	–	–
Embedded derivatives	*100*	*133*

Fair values for available-for-sale financial assets are derived from quoted market prices in active markets.

The Company limits default risks in derivative instruments by a careful counterparty selection. Derivative instruments are principally transacted with financial institutions with investment grade credit ratings. The fair valuation of derivative instruments at Siemens incorporates all factors that market participants would consider, including an adequate consideration of the counterparties' credit risks. This assures that the counterparties' credit risks themselves as well as any changes in the counterparties' credit worthiness are included in the fair valuation of the Company's derivative instruments and thus reflected in the Consolidated Financial Statements. The exact calculation of fair values for derivative financial instruments depends on the specific type of instruments:

Derivative interest rate contracts – The fair values of derivative interest rate contracts (e.g. interest rate swap agreements) are estimated by discounting expected future cash flows using current market interest rates and yield curves over the remaining term of the instrument. Interest rate options are valued on the basis of quoted market prices or on estimates based on option pricing models.

Derivative currency contracts – The fair value of forward foreign exchange contracts is based on forward exchange rates. Currency options are valued on the basis of quoted market prices or on estimates based on option pricing models.

Derivative commodity contracts – The fair value of commodity swaps is based on forward commodity prices. Commodity options are valued on the basis of quoted market prices or on estimates based on option pricing models.

Credit default swaps – The fair value of credit default swaps is calculated by comparing discounted expected future cash flows using current bank conditions with discounted expected future cash flows using contracted conditions.

In determining the fair values of the derivative financial instruments, no compensating effects from underlying transactions (e.g. firm commitments and anticipated transactions) are taken into consideration.

(in millions of €, except where otherwise stated and per share amounts)

The following table allocates financial assets and financial liabilities measured at fair value to the three levels of the fair value hierarchy, as defined in IFRS 7.

	September 30, 2010			
	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value				
Available-for-sale financial assets	322	–	–	322
Derivative financial instruments	–	3,642	–	3,642
Total	322	3,642	–	3,964
Financial liabilities measured at fair value				
Derivative financial instruments	–	1,262	–	1,262

	September 30, 2009			
	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value				
Available-for-sale financial assets	226	–	–	226
Derivative financial instruments	–	2,871	–	2,871
Total	226	2,871	–	3,097
Financial liabilities measured at fair value				
Derivative financial instruments	–	998	–	998

The levels of the fair value hierarchy and its application to our financial assets and financial liabilities are described below:

Level 1: quoted prices in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3: inputs for the asset or liability that are not based on observable market data.

Net gains (losses) of financial instruments are as follows:

	Year ended September 30,	
	2010	2009
Cash and cash equivalents	(34)	7
Available-for-sale financial assets	16	(44)
Loans and receivables	(87)	(419)
Financial liabilities measured at amortized cost	(283)	302
Financial assets and financial liabilities held for trading	(665)	34

Net gains (2009: losses) on available-for-sale financial assets include impairment losses, gains or losses on derecognition and the ineffective portion of fair value hedges. For the amount of unrealized gains or losses on available-for-sale financial assets recognized directly in equity during the fiscal year and the amount removed from equity and recognized in net income for the fiscal year see *Other Comprehensive Income* in Note 27.

Net losses on loans and receivables contain changes in valuation allowances, gains or losses on derecognition as well as recoveries of amounts previously written-off.

Net losses (2009: gains) on financial liabilities measured at amortized cost are comprised of gains or losses from derecognition and the ineffective portion of fair value hedges.

Net losses (2009: gains) on financial assets and financial liabilities held for trading consist of changes in the fair value of derivative financial instruments (including interest income and expense), for which hedge accounting is not applied.

The amounts presented include foreign currency gains and losses from the realization and valuation of the financial assets and liabilities mentioned above.

Collateral

Siemens holds securities as collateral on reverse repurchase agreements and is permitted to sell or re-pledge these securities. As of September 30, 2010 and 2009 the fair value of the collateral held amounted to €2,042 and €716, respectively. As of September 30, 2010, the right to sell or re-pledge the collateral has not been exercised. As of September 30, 2010 and 2009, the carrying amount of financial assets Siemens has pledged as collateral amounted to €537 and €482, respectively.

32 – Derivative financial instruments and hedging activities

As part of the Company's risk management program, a variety of derivative financial instruments are used to reduce risks resulting primarily from fluctuations in foreign currency exchange rates, interest rates and commodity prices, as well as to reduce credit risks. For additional information on the Company's risk management strategies, including the use of derivative financial instruments to mitigate or eliminate certain of these risks, see also Note 33.

The fair values of each type of derivative financial instruments are as follows:

	September 30, 2010		September 30, 2009	
	Asset	Liability	Asset	Liability
Foreign currency exchange contracts	858	423	735	462
Interest rate swaps and combined interest/ currency swaps	2,317	416	1,764	204
Commodity swaps	78	11	43	23
Embedded derivatives	96	100	156	133
Options	289	308	170	172
Other	4	4	3	4
	3,642	1,262	2,871	998

Foreign currency exchange risk management
As described in Note 33, the Company employs various derivative financial instruments in order to mitigate or eliminate certain foreign-currency exchange risks.

Derivative financial instruments not designated in a hedging relationship
The Company manages its risks associated with fluctuations in foreign-currency-denominated receivables, payables, debt, firm commitments and anticipated transactions primarily through a Company-wide portfolio approach. This approach concentrates the associated Company-wide risks centrally, and various derivative financial instruments, primarily foreign currency exchange contracts and options, are utilized to minimize such risks. Such a strategy does not qualify for hedge accounting treatment under IAS 39, *Financial Instruments: Recognition and Measurement*. Accordingly, all such derivative financial instruments are recorded at fair value on the Consolidated Statements of Financial Position, either as *Other current financial assets/liabilities* or *Other financial assets/liabilities*, and changes in fair values are charged to net income (loss).

The Company also has foreign-currency derivative instruments, which are embedded in certain sale and purchase contracts denominated in a currency other than the functional currency of the significant parties to the contract and other than a currency which is commonly used in the economic environment in which the contract takes place. Gains or losses relating to such embedded foreign-currency derivatives are reported in *Cost of goods sold and services rendered* in the Consolidated Statements of Income.

Hedging activities
The Company's operating units applied hedge accounting for certain significant anticipated transactions and firm commitments denominated in foreign currencies. Specifically, the Company entered into foreign exchange contracts to reduce the risk of variability of future cash flows resulting from forecasted sales and purchases and firm commitments resulting from its business units entering into long-term contracts (project business) and standard product business which are denominated primarily in U.S. dollar.

Cash flow hedges – Changes in fair value of forward exchange contracts that were designated as foreign-currency cash flow hedges are recorded as follows: the portion of the fair value changes that is determined to be an effective hedge is recognized in *Other comprehensive income*, whereas the ineffective portion of the fair value changes is recognized in profit or loss. As of September 30, 2010 and 2009, the ineffective portion that was immediately recorded in profit or loss amounted to €(15) and €6, respectively. In fiscal 2010 and 2009, net gains and losses of €1 and €(6), respectively, were reclassified from *Other comprehensive income* into *Cost of goods sold and services rendered* because the occurrence of the related hedged forecasted transaction was no longer probable. The development of *Other comprehensive income* resulting from changes in fair value of these transactions as well as from amounts that were removed and included in profit or loss is presented in Note 27.

It is expected that €87 of net deferred gains in *Other comprehensive income* will be reclassified into *Cost of goods sold and services rendered* in fiscal 2011, when the hedged forecasted foreign-currency denominated transaction affects profit or loss.

(in millions of €, except where otherwise stated and per share amounts)

As of September 30, 2010, the maximum length of time over which the Company is hedging its future cash flows associated with foreign-currency forecasted transactions is 195 months.

Fair value hedges – As of September 30, 2010 and 2009, the Company hedged firm commitments using forward exchange contracts that were designated as foreign-currency fair value hedges of future sales related primarily to the Company's project business and, to a lesser extent, purchases. As of September 30, 2010 and 2009, the hedging transactions resulted in the recognition of financial assets of €17 and €13, respectively, and financial liabilities of €14 and €23, respectively, for the hedged firm commitments. Changes in fair value of forward exchange contracts resulted in losses of €15 and gains of €2, respectively. These effects relate to gains from the valuation of firm commitments of €15 and losses of €2, respectively. Changes in fair value of the forward exchange contracts as well as of the firm commitments were recorded in *Cost of goods sold and services rendered*.

Interest rate risk management

Interest rate risk arises from the sensitivity of financial assets and liabilities to changes in market rates of interest. The Company seeks to mitigate this risk by entering into interest rate derivative financial instruments such as interest rate swaps (see also Note 33), options and, to a lesser extent, cross-currency interest rate swaps and interest rate futures, as well as forward rate agreements.

Derivative financial instruments not designated in a hedging relationship

Starting with the first quarter of fiscal 2010, the interest rate risk management relating to the Group excluding SFS business has been realigned with the financial market environment. Under this portfolio-based approach, derivative financial instruments are used to manage interest risk actively relative to a benchmark, consisting of medium-term interest rate swaps and forward rates. Compared to the former interest rate overlay management, the benchmark approach may result in longer interest periods of derivatives and higher nominal volumes. The interest rate management relating to the SFS business remains to be managed separately, considering the term structure of SFS' financial assets and liabilities on a portfolio basis. Both approaches do not qualify for hedge accounting treatment under IAS 39. Accordingly, all interest rate derivative instruments used in this relation are recorded at fair value, either as *Other current financial assets/liabilities* or *Other financial assets/liabilities*, and changes in the fair values are charged to *Financial income (expense), net*. Net cash receipts and payments relating to interest rate swaps used in offsetting relationships are also recorded in *Financial income (expense), net*.

Fair value hedges of fixed-rate debt obligations

Under the interest rate swap agreements outstanding during the years ended September 30, 2010 and 2009, the Company agrees to pay a variable rate of interest multiplied by a notional principle amount, and receives in return an amount equal to a specified fixed rate of interest multiplied by the same notional principal amount. These interest rate swap agreements offset an impact of future changes in interest rates on the fair value of the underlying fixed-rate debt obligations. The interest rate swap contracts are reflected at fair value in the Company's Consolidated Statements of Financial Position and the related portion of fixed-rate debt being hedged is reflected at an amount equal to the sum of its carrying amount plus an adjustment representing the change in fair value of the debt obligations attributable to the interest rate risk being hedged. Changes in the fair value of interest rate swap contracts and the offsetting changes in the adjusted carrying amount of the related portion of fixed-rate debt being hedged are recognized as *Financial income (expense), net* in the Consolidated Statements of Income. Adjustments in the carrying amount of the debt obligations resulted in a loss of €498 and a loss of €848, respectively. During the same period, the related swap agreements resulted in a gain of €521 and a gain of €931, respectively. Therefore, the net effect recognized in *Financial income (expense), net*, representing the ineffective portion of the hedging relationship, amounted to €23 and €83 in fiscal 2010 and 2009, respectively. Net cash receipts and payments relating to such interest rate swap agreements are recorded as interest income and expense, respectively.

The Company had interest rate swap contracts to pay variable rates of interest of an average of 0.8 percent and 0.9 percent as of September 30, 2010 and 2009, respectively and received fixed rates of interest (average rate of 5.3 percent and 5.4 percent as of September 30, 2010 and 2009, respectively). The notional amount of indebtedness hedged as of September 30, 2010 and 2009 was €15,299 and €15,565, respectively. This changed 91 percent and 94 percent of the Company's underlying notes and bonds from fixed interest rates into variable interest rates as of September 30, 2010 and 2009, respectively. The notional amounts of these contracts mature at varying dates based on the maturity of the underlying hedged items. The net fair value of interest rate swap contracts (excluding accrued interest) used to hedge indebtedness as of September 30, 2010 and 2009 was €1,665 and €1,224, respectively.

Cash flow hedges of revolving term deposits

In fiscal, 2010 and 2009, the Company applied cash flow hedge accounting for a revolving term deposit. To offset the effect of future changes in interest payments of this revolving term deposit, the Company had entered into an interest rate swap agreement to pay a variable rate of interest and to receive a specified fixed rate of interest. When the swap contract ended in June 2010, cash flow hedge accounting was terminated. As long as hedge accounting was applied, the interest rate swap contract was reflected at fair value and the effective portion of changes in fair value were recorded in *Other comprehensive income*; any ineffective portion of changes in fair value was recognized in profit or loss. In fiscal 2010 and 2009, the cash flow hedges of revolving term deposits did not result in any ineffective portion to be recognized in profit or loss. Net cash receipts and payments relating to such interest rate swap agreements were recorded as interest income and expense, respectively.

Cash flow hedges of a variable-rate term loan

As of September 30, 2010, the Company applied cash flow hedge accounting for 50 percent of a variable-rate U.S. dollar term loan. To benefit from the low interest rates in the U.S., the Company entered into interest rate swap agreements to pay a fixed rate of interest and to receive in return a variable rate of interest. These interest rate swap agreements offset the effect of future changes in interest payments to be made for the underlying variable-rate term loan. The interest rate swap contracts are reflected at fair value and the effective portion of changes in fair value of the interest rate swap contracts that were designated as cash flow hedges are recorded in *Other comprehensive income*; any ineffective portion of changes in fair value is recognized in profit or loss. In fiscal 2010, the cash flow hedges of the variable-rate term loan did not lead to any ineffective portion to be recognized in profit or loss. Net cash receipts and payments relating to such interest rate swap agreements are recorded as interest income and expense, respectively.

Commodity price risk management

As described in Note 33, the Company employs commodity derivatives in order to mitigate or eliminate price risks from the procurement of commodities.

Derivative financial instruments not designated in a hedging relationship

The Company partly uses a portfolio approach to manage the Company-wide risks associated with fluctuations in commodity prices from firm commitments and anticipated transactions by entering into commodity swaps and commodity options. As such, a strategy does not qualify for hedge accounting treatment under IAS 39, *Financial Instruments: Recognition and Measurement*, the derivative financial instruments are recorded at fair value on the Consolidated Statements of Financial Position, either as *Other current financial assets/liabilites* or *Other financial assets/liabilities*, and changes in fair values are charged to net income (loss).

Cash flow hedging activities

As of June 2010, the Company's corporate procurement applies cash flow hedge accounting for certain firm commitments to purchase copper. Changes in fair value of the swaps which are used in the hedging relationship are recorded as follows: the portion of the fair value changes that is determined to be an effective hedge is recognized in *Other comprehensive income*, whereas the ineffective portion of the fair value changes is recognized in profit or loss. As of September 30, 2010, there was no ineffective portion that had to be recorded in profit or loss. In fiscal 2010, no gains or losses were reclassified from *Other comprehensive income* into *Cost of goods sold and services rendered* because the occurrence of the related hedged forecasted transaction was no longer probable. The development of *Other comprehensive income* resulting from changes in fair value of these transactions as well from amounts that were removed and included in profit or loss is presented in Note 27.

It is expected that €1 of net deferred gains in *Other comprehensive income* will be reclassified into *Cost of goods sold and services rendered* in fiscal 2011, when the consumption of the hedged commodity purchases is recognized as *Cost of goods sold and services rendered*. As of September 30, 2010, the maximum length of time over which the Company is hedging its future commodity purchases is 12 months.

33 – Financial risk management

Market risks

Siemens' financial risk management is an integral part of how to plan and execute its business strategies. Siemens' financial risk management policy is set by the Managing Board. Siemens' organizational and accountability structure requires each of the respective managements of Siemens Sectors, Cross-Sector Businesses, Regional Clusters and Corporate Units to implement financial risk management programs that are tailored to

(in millions of €, except where otherwise stated and per share amounts)

their specific industries and responsibilities, while being consistent with the overall policy established by the Managing Board.

Increasing market fluctuations may result in significant cash-flow and profit volatility risk for Siemens. Its worldwide operating business as well as its investment and financing activities are affected by changes in foreign exchange rates, interest rates, and commodity and equity prices. To optimize the allocation of the financial resources across the Siemens segments and entities, as well as to secure an optimal return for its shareholders, Siemens identifies, analyzes and proactively manages the associated financial market risks. The Company seeks to manage and control these risks primarily through its regular operating and financing activities, and uses derivative instruments when deemed appropriate.

Within the various methodologies to analyze and manage risk, Siemens implemented a system based on parametric variance-covariance Value at Risk (VaR). The VaR methodology provides a quantification of the market risk based on historical volatilities and correlations of the different risk factors under the assumptions of the parametric variance-covariance Value at Risk model. The VaR figures are calculated based on

> historical volatilities and correlations,
> a ten day holding period and
> a 99.5 percent confidence level

for all defined financial risks.

Actual results that are included in the Consolidated Statements of Income may differ substantially from VaR figures due to fundamental conceptual differences. The Consolidated Statements of Income are prepared in accordance with IFRS. The VaR figures result from a pure financial calculation model which calculates a potential financial loss which does not exceed stated VaR within ten days with a probability of 99.5 percent. The concept of VaR is used for internal management of the Treasury activities.

Although VaR is an important tool for measuring market risk, the assumptions on which the model is based rise to some limitations including the following. A ten day holding period assumes that it is possible to dispose of positions within this period. This is considered to be a realistic assumption in almost all cases but may not be the case in situations in which there is severe market illiquidity for a prolonged period. A 99.5 percent confident level does not reflect losses that may occur beyond this level. Even within the model used there is a 0.5 percent statistical probability that losses could exceed the calculated VaR. The use of historical data as a basis for estimating the statistic behavior of the relevant markets and finally determining the possible range of the future outcomes out of this statistic behavior may not always cover all possible scenarios, especially those of an exceptional nature.

Any market sensitive instruments, including equity and interest bearing investments, that our Company's pension plans hold are not included in the following quantitative and qualitative disclosure. For additional information see Note 24. SFS holds a minor trading portfolio which is subject to tight limits. As of September 30, 2010, and 2009, respectively, it had a value at risk (VaR) close to zero.

Foreign currency exchange rate risk

Transaction risk and currency management

Siemens' international operations expose the Company to foreign-currency exchange risks, especially between the U.S. dollar and the euro, in the ordinary course of business. The Company employs various strategies discussed below involving the use of derivative financial instruments to mitigate or eliminate certain of those exposures.

Foreign exchange rate fluctuations may create unwanted and unpredictable earnings and cash flow volatility. Each Siemens unit conducting business with international counterparties that leads to future cash flows denominated in a currency other than its functional currency is exposed to the risk from changes in foreign exchange rates. Foreign currency exposure is partly balanced by purchasing of goods, commodities and services in the respective currencies as well as production activities and other contributions along the value chain in the local markets.

Operating units are prohibited from borrowing or investing in foreign currencies on a speculative basis. Intercompany financing or investments of operating units are preferably done in their functional currency or on a hedged basis.

Siemens has established a foreign exchange risk management system that has an established track record for years. Each Siemens unit is responsible for recording, assessing, monitoring, reporting and hedging its foreign currency transaction exposure. The binding guideline for Siemens Divisions and entities provides the concept for the identification and determination of the single net foreign currency position and commits the units to hedge it in a narrow band: at least 75 percent but no more than 100 percent of their net foreign currency position. In addition, the guideline provides a framework of the organizational structure necessary for foreign currency exchange management, proposes hedging strategies and defines the hedging instruments available to the entities: forward contracts, currency put and call options and stop-loss orders. Where it is not contrary to country specific regulations, hedging activities of the Siemens units are transacted internally with Corporate Treasury. Hedging transactions with external counterparties in the global financial markets are carried out under these limitations by Corporate Treasury. This includes hedging instruments which qualify for hedge accounting.

Siemens has a Company-wide portfolio approach which generates a benefit from any potential off-set of divergent cash flows in the same currency, as well as optimized transaction costs. For additional information relating to the effect of this Company-wide portfolio approach on the Consolidated Financial Statements, as well as for a discussion of hedging activities employed to mitigate or reduce foreign currency exchange risks, see Note 32.

The VaR for foreign exchange rates is calculated by aggregation of the net foreign exchange rate exposure. The figures disclosed here are based on the net foreign exchange positions after hedging. As of September 30, 2010 the foreign exchange rate risk based on historical volatilities and correlations, a ten day holding period and a confidence level of 99.5 percent resulted in a VaR of €18 compared to a VaR of €12 in the year before. Changes in euro values of future cash flows due to volatile exchange rates might influence the unhedged portion of revenues, but would also affect the unhedged portion of cost of materials. Future changes in the foreign exchange rates can impact sales prices and may lead to margin changes, the extent of which is determined by the matching of foreign currency revenues and expenses.

Siemens defines foreign exchange rate exposure generally as items of the Consolidated Statement of Financial Position in addition to firm commitments which are denominated in foreign currencies, as well as foreign currency denominated cash inflows and cash outflows from anticipated transactions for the following three months. This foreign currency exposure is determined based on the respective functional currencies of the exposed Siemens' entities.

Effects of currency translation

Many Siemens subsidiaries are located outside the euro zone. Since the financial reporting currency of Siemens is the euro, the financial statements of these subsidiaries are translated into euro for the preparation of the Consolidated Financial Statements of Siemens. To consider the effects of foreign exchange translation risk in the risk management, the assumption is that investments in foreign-based operations are permanent and that reinvestment is continuous. Effects from currency fluctuations on the translation of net asset amounts into euro are reflected in the Company's consolidated equity position.

Interest rate risk

Siemens' interest rate risk exposure is mainly related to debt obligations like bonds, loans, commercial paper programs and interest-bearing deposits and investments. Siemens seeks to manage this risk through the use of derivative instruments which allow it to hedge fair value changes by swapping fixed rates of interest into variable rates of interest. To optimize the Company's position with regard to interest income and interest expenses and to manage the overall financial interest rate risk with respect to valuation risk affecting profit and loss and economic risk of changing interest rates, Corporate Treasury performs a comprehensive corporate interest rate risk management, which manages the interest rate risk relating to the SFS business and to the remaining group separately. For additional information see Note 32.

Where it is not contrary to country-specific regulations, all Siemens segments and entities generally obtain any required financing through Corporate Treasury in the form of loans or intercompany clearing accounts. The same concept is adopted for deposits of cash generated by the units.

Assuming historical volatilities and correlations, a ten day holding period and a confidence level of 99.5 percent the interest rate VaR was €107 as of September 30, 2010, increasing from the comparable value of €33 as of September 30, 2009. This interest rate risk results primarily from euro and U.S. dollar denominated long-term fixed rate debt obligations and interest-bearing investments. The increase of VaR is due primarily to the realignment of the interest rate management starting with the first quarter of fiscal 2010. Compared to the former interest rate overlay management, the benchmark approach resulted in longer interest periods of derivatives and higher nominal volumes. For additional information see Note 32.

(in millions of €, except where otherwise stated

Commodity price risk

Siemens' production operations expose the Company to various commodity price risks in the ordinary course of business. Especially in the Industry and Energy Sector a continuous supply of copper is necessary for the operating activities. Commodity price risk fluctuations may create unwanted and unpredictable earnings and cash flow volatility. The Company employs various strategies discussed below involving the use of derivative financial instruments to mitigate or eliminate certain of those exposures.

Siemens has established a commodity price risk management system to reduce earnings and cash flow volatility. Each Siemens unit is responsible for recording, assessing, monitoring, reporting and hedging its risks from forecasted and pending commodity purchase transactions (commodity price risk exposure). The binding guideline for Siemens Divisions and entities developed by the Corporate Supply Chain Management department provides the concept for the identification and determination of the commodity price risk exposure and commits the units to hedge it in a narrow band: 75 percent – 100 percent of the commodity price risk exposure in the product business for the current and the subsequent quarter and 95 percent – 100 percent of the commodity price risk exposure in the project business after receipt of order.

The aggregated commodity price risk exposure is hedged with external counterparties through derivative financial hedging instruments by Corporate Treasury. Financial hedging instruments designated for hedge accounting are directly entered into with external counterparties. Additionally, Siemens has a Company-wide portfolio approach which generates a benefit from optimizing the Company's position of the overall financial commodity price risk. For additional information relating to the effect of this Company-wide portfolio approach on the Consolidated Financial Statements, as well as for a discussion of hedging activities employed to mitigate or reduce commodity price risks, see Note 32.

Using historical volatilities and correlations, a ten day holding period and a confidence level of 99.5 percent, the VaR for commodity derivatives was €47 as of September 30, 2010, decreasing from the comparable value of €68 as of September 30, 2009. However, the economic VaR, which comprises the net position of commodity derivates and the commodity purchase transactions with price risk, was €8 as of September 30, 2010.

Equity price risk

Siemens' investment portfolio consists of direct and indirect investments in publicly traded companies held for purposes other than trading. These participations result mainly from strategic partnerships or compensation from M&A-transactions; indirect investments are mainly transacted for financial reasons.

The equity investments are monitored based on their current market value, affected primarily by the fluctuations in the volatile technology-related markets worldwide. The market value of Siemens' portfolio in publicly traded companies as of September 30, 2010 was €138 compared to €141 as of September 30, 2009.

Based on historical volatilities and correlations, a ten day holding period and a confidence level of 99.5 percent, the VaR as of September 30, 2010 of Siemens' equity investments was €13 compared to €21 the year before, meaning that the equity price risk has decreased over the last year.

Liquidity risk

Liquidity risk results from the Company's potential inability to meet its financial liabilities, e.g. for the settlement of its financial debt or for ongoing cash requirements from operating activities. Beyond effective working capital and cash management, Siemens mitigates liquidity risk by arranged borrowing facilities with highly rated financial institutions, via a medium-term notes program and via an established global commercial paper program. For further information on short- and long-term debt see Note 23.

In addition to the above mentioned sources of liquidity, Siemens constantly monitors funding options available in the capital markets, as well as trends in the availability and costs of such funding, with a view to maintaining financial flexibility and limiting repayment risks.

The following table reflects all contractually fixed pay-offs for settlement, repayments and interest resulting from recognized financial liabilities. It includes expected net cash outflows from derivative financial liabilities which are in place as per September 30, 2010. Such expected net cash outflows are determined based on each particular settlement date of an instrument. The amounts disclosed are undiscounted net cash outflows for the respective upcoming fiscal years, based on the earliest date on which Siemens could be required to pay. Cash outflows for financial liabilities (including interest) without fixed amount or timing are based on the conditions existing at September 30, 2010.

	Year ended September 30,			
	2011	2012	2013 to 2015	2016 and thereafter
Non-derivative financial liabilities				
Notes and bonds	2,778	3,166	4,588	9,874
Loans from banks	328	46	2,026	13
Other financial indebtedness	27	21	63	38
Obligations under finance leases	57	21	41	73
Trade payables	7,880	12	5	2
Other financial liabilities	499	59	85	9
Derivative financial liabilities	535	296	222	56

The risk implied from the values shown in the table above, reflects the one-sided scenario of cash outflows only. Obligations under finance leases, trade payables and other financial liabilities mainly originate from the financing of assets used in our ongoing operations such as property, plant, equipment and investments in working capital – e.g. inventories and trade receivables. These assets are considered in the Company's overall liquidity risk management. To monitor existing financial assets and liabilities as well as to enable an effective controlling of future risks, Siemens has established a comprehensive risk reporting covering its worldwide business units.

The balanced view of liquidity and financial indebtedness is stated in the calculation of the Net debt. **Net debt** results from total debt less total liquidity. **Total debt** comprises *Short-term debt and current maturities of long-term debt* as well as *Long-term debt*, as stated on the Consolidated Statements of Financial Position. Total debt comprises *Notes and bonds, Loans from banks, Obligations under finance leases* and *Other financial indebtedness* such as commercial paper. **Total liquidity** refers to the liquid financial assets we had available at the respective period-end dates to fund our business operations and to pay for near-term obligations. Total liquidity comprises *Cash and cash equivalents* as well as current *Available-for-sale financial assets*, as stated on the Consolidated Statements of Financial Position. Management uses the *Net debt* measure for internal corporate finance management, as well as for external communication with investors, analysts and rating agencies.

	September 30,	
	2010	2009
Short-term debt and current maturities of long-term debt	**2,416**	698
Long-term debt	**17,497**	18,940
Total debt	**19,913**	**19,638**
Cash and cash equivalents	**14,108**	10,159
Available-for-sale financial assets	**246**	170
Total liquidity	**14,354**	**10,329**
Net debt (Total debt less Total liquidity)	**5,560**	**9,309**

Siemens' **capital resources** consist of a variety of short- and long-term financial instruments including, but not limited to, loans from financial institutions, commercial paper, medium-term notes and bonds. In addition, other capital resources consist of liquid resources such as *Cash and cash equivalents*, future cash flows from operating activities and current *Available-for-sale financial assets*.

Siemens' **capital requirements** include, among others, scheduled debt service, regular capital spending, ongoing cash requirements from operating, Corporate Treasury and SFS financing activities, dividend payments, pension plan funding, portfolio activities and cash outflows in connection with restructuring measures.

Credit risk

The Company is exposed to credit risk especially in connection with its significant project business mainly in its Sectors and also in some Cross-Sector business fields as public infrastructure and transport, power generation and transmission, healthcare, utilities and IT, where direct or indirect financing in various forms may be provided to customers. In limited cases, the Company may also take an equity interest as part of the project financing.

The Company is also exposed to credit risk via its financing activities, primarily related to medical engineering, data processing equipment and industrial products of third party manufacturers.

(in millions of €, except where otherwise stated and per share amounts)

Credit risk is defined as an unexpected loss in cash and earnings if the customer is unable to pay its obligations in due time, if the value of property or equipment that serves as collateral declines, or if the projects Siemens has invested in are not successful. As a consequence of the worldwide financial market crisis customer default rates may increase and collateral values may decline. The effective monitoring and controlling of credit risk is a core competency of our risk management system. Siemens has implemented a binding credit policy for all entities. Hence, credit evaluations and ratings are performed on all customers with an exposure or requiring credit beyond a centrally defined limit.

Customer ratings, analyzed and defined by a designated SFS department, and individual customer limits are based on generally accepted rating methodologies, the input from external rating agencies and Siemens' customer default experiences. Such ratings are processed by internal risk assessment specialists. Ratings and credit limits are carefully considered in determining the conditions under which direct or indirect financing will be offered to customers.

Credit risk is recorded and monitored on an ongoing basis applying different approaches dependent on the underlying product. Central systems are used for ongoing monitoring of counterparty risk. In addition, SFS uses own systems for its financing activities. There are also a number of decentralized tools used for management of individual credit risks within the operating units. A central IT application processes data from the operating units together with rating and default information and calculates an estimate which may be used as a basis for individual bad debt provisions. In addition to this automated process, qualitative information is considered, in particular to incorporate the latest developments.

To increase transparency on credit risk Corporate Treasury has established in fiscal 2008 a "Siemens Credit Warehouse." Certain operating units from the Siemens Group transferred business partner data as a basis for a centralized rating process to the Siemens Credit Warehouse. In addition, certain operating units in Europe and North America transferred in fiscal 2010 their current trade receivables along with the inherent credit risk to the Siemens Credit Warehouse, but remain responsible for servicing activities such as collections and receivables management. The Siemens Credit Warehouse actively identifies, quantifies and manages the credit risk in its portfolio, such as by selling or hedging exposure to specific customers, countries and industries. In addition to an increased transparency on credit risk, the Siemens Credit Warehouse may provide Siemens with an additional source of liquidity and strengthens Siemens' funding flexibility.

The maximum exposure to credit risk of financial assets, without taking account of any collateral, is represented by their carrying amount. Credit risks arising from credit guarantees are described in Note 29. There were no significant concentrations of credit risk as of September 30, 2010 and 2009.

Concerning trade receivables and other receivables, as well as other loans or receivables included in *Other financial assets* that are neither impaired nor past due, there were no indications as of September 30, 2010, that defaults in payment obligations will occur. As of September 30, 2010 and 2009, there are no financial instruments that are past due but not impaired. For further information regarding the concept for the determination of allowances on receivables see Note 3.

34 – Share-based payment

Share-based payment awards at Siemens, including Stock Awards, Stock Options, the Share Matching Program and its underlying plans, the Monthly Investment Plan as well as the Jubilee Share Program are predominately designed as equity-settled plans and to a certain extent as cash-settled plans. Total pre-tax expense for share-based payment recognized in net income amounted to €132 and €212 for the years ended September 30, 2010 and 2009, respectively, and refers primarily to equity-settled awards, including the Company's employee share purchase program.

I. Equity-settled awards

Stock awards

The Company grants stock awards and phantom stock as another means for providing share-based compensation to members of the Managing Board and other eligible employees. Stock awards are subject to a four year vesting period for awards granted up to fiscal 2007 and a three year vesting period for awards granted thereafter. Upon expiration of the vesting period, the recipient receives Siemens shares without payment of consideration. Stock awards are forfeited if the grantee's employment with the Company terminates prior to the expiration of the vesting period. During the vesting period, grantees are not entitled to dividends. Stock awards may not be transferred, sold, pledged or otherwise encumbered. Stock awards may be settled in newly issued shares of common stock of Siemens AG, treasury stock or in cash. The settlement method will be determined by the Managing Board and the Supervisory Board.

Each fiscal year, the Company decides whether or not to grant Siemens stock awards. Siemens stock awards may be granted only once a year within thirty days following the date of publication of the business results for the previous fiscal year. The Supervisory Board decides annually after the end of each fiscal year how many stock awards to grant to the Managing Board and the Managing Board decides annually how many stock awards to grant to members of the top management of domestic and foreign subsidiaries and eligible employees.

In fiscal 2010, the Company granted 1,361,586 stock awards: 1,207,360 awards were granted to 4,305 employees and 154,226 awards were granted to members of the Managing Board. In fiscal 2009, the Company granted 1,992,392 stock awards: 1,740,063 awards were granted to 4,156 employees and 252,329 awards were granted to members of the Managing Board. Details on stock award activity and weighted average grant-date fair value are summarized in the table below:

	Year ended Sept. 30, 2010		Year ended Sept. 30, 2009	
	Awards	Weighted average Grant-Date Fair Value	Awards	Weighted average Grant-Date Fair Value
Non-vested, beginning of period	4,438,303	€57.22	3,489,768	€67.56
Granted	1,361,586	€60.79	1,992,392	€37.65
Vested	(824,694)	€57.28	(881,097)	€55.63
Forfeited/settled	(187,877)[1]	€61.50[1]	(162,760)	€48.01
Non-vested, end of period	**4,787,318**	**€58.06**	**4,438,303**	**€57.22**

1 Consists of 153,020 forfeited and 34,857 settled awards with weighted average grant-date fair values of €57.43 and €79.34, respectively, in fiscal 2010.

Fair value was determined as the market price of Siemens shares less the present value of dividends expected during the four year and three year vesting period, respectively, as stock awards do not carry dividend rights during the vesting period, which resulted in a fair value of €60.79 and €37.65, respectively, per stock award granted in fiscal 2010 and 2009. Total fair value of stock awards granted in fiscal 2010 and 2009 amounted to €83 and €75, respectively.

Forfeited/settled in fiscal 2010, includes rights to stock awards granted to former Managing and Supervisory Board members, who used their stock award rights to net their obligations towards the Company, which resulted from settlement agreements in connection with compliance matters. For further information see Note 30.

Share Matching Program and its underlying plans:

a) Base Share Program

Under the Base Share Program, members of the Managing Board and employees of Siemens AG and participating Siemens companies can purchase Siemens shares under favorable conditions once a year. The Base Share Program is measured at fair value at grant-date. Shares purchased under the Base Share Program grant the right to receive matching shares under the same conditions described below at Share Matching Plan.

In fiscal 2010, the Base Share Program allowed members of the Managing Board and employees of Siemens AG and participating Siemens companies to make an investment of a fixed amount of their compensation into Siemens shares, which is sponsored by Siemens with a tax beneficial allowance per plan participant. Shares were bought at market price at a predetermined date in the second quarter. In fiscal 2010, the Company incurred pre-tax expense of €27. In fiscal 2009, members of the Managing Board and employees of Siemens AG and participating Siemens companies could purchase a limited number of Siemens shares at a preferential price. Up to a stipulated date in the first quarter of the fiscal year, employees were allowed to order the shares, which were issued in the second quarter of the fiscal year. In fiscal 2009, the Company incurred pre-tax expense of €42, based on a preferential share price of €22 per share and a grant-date fair value of the equity instrument of €25.56 per share.

Fair value is determined as the market price of Siemens shares less the present value of expected dividends as investment shares of the Base Share Program do not carry dividend rights until they are issued in the second quarter, less the share price paid by the participating employee.

The previous employee share purchase program was superseded by the Base Share Program in fiscal 2009.

b) Share Matching Plan

In the first quarter of fiscal 2010, Siemens issued a new Share Matching Plan (Share Matching Plan 2010). In contrast to the Share Matching Plan 2009 (described below), the Share Matching Plan 2010 is restricted to senior managers only. Senior managers of Siemens AG and participating Siemens companies may invest a certain amount of their compensation in Siemens shares. While for the Share Matching Plan 2009, the price of the investment shares was fixed at the resolution date, for the Share Matching Plan 2010 the shares are purchased at the market price at a predetermined date in the second quarter. Up to the stipulated grant-dates in the first quarter of each fiscal year, senior managers have to decide on their investment amount for which investment shares are purchased. The investment shares are then issued in the second quarter of the fiscal year. In exchange, plan participants receive the right to one free share (matching share) for every three investment shares continuously held over a period of three years (vesting period) provided the plan participant has been continuously employed by Siemens AG or another Siemens company until the end of the vesting period. During the vesting period, matching shares are not entitled to dividends. The right to receive matching shares forfeits if the underlying investment shares are transferred, sold, pledged or otherwise encumbered. The Managing Board and the Supervisory Board of the Company will decide, each fiscal year, whether a new Share Matching Plan will be issued. The fair value at grant date of investment shares resulting from the Share Matching Plan 2010 is €– as the investment shares are offered at market price.

In the first quarter of fiscal 2009, the Company introduced the Share Matching Plan 2009 to members of the Managing Board and to employees of Siemens AG and participating Siemens companies. Plan participants could invest a certain percentage of their compensation in Siemens shares at a predetermined price set at the resolution date (investment shares). In exchange, plan participants receive the right to one free share (matching share) for every three investment shares continuously held over a period of three years (vesting period) provided the plan participant has been continuously employed by Siemens AG or another Siemens company until the end of the vesting period. Up to the stipulated grant-dates in the first quarter of fiscal year 2009 employees could order the investment shares, which were issued in the second quarter of the fiscal year. During the vesting period, matching shares are not entitled to dividends. The right to receive matching shares forfeits if the underlying investment shares are transferred, sold, pledged or otherwise encumbered. Investment Shares resulting from the Share Matching Plan 2009 are measured at fair value at grant-date, which is determined as the market price of Siemens shares less the present value of expected dividends as investment shares do not carry dividend rights until they are issued in the second quarter, less the share price paid by the participating employee. Depending on the grant-date being either November 30, 2008 or December 17, 2008, the fair values amount to €3.47 and €5.56, respectively, per instrument. The weighted average grant-date fair value amounts to €5.39 per instrument, based on the number of instruments granted.

c) Monthly Investment Plan

In the first quarter of fiscal 2010, the Company introduced the Monthly Investment Plan as a further component of the Share Matching Plan. The Monthly Investment Plan is available for employees – other than senior managers – of Siemens AG and participating Siemens companies. Plan participants may invest a certain percentage of their compensation in Siemens shares on a monthly basis. The Managing Board of the Company will decide annually, whether shares acquired under the Monthly Investment Plan (investment shares) may be transferred to the Share Matching Plan the following year. If management decides that shares acquired under the Monthly Investment Plan are transferred to the Share Matching Plan, plan participants will receive the right to one free share (matching share) for every three investment shares continuously held over a period of three years (vesting period) provided the plan participant had been continuously employed by Siemens AG or another Siemens company until the end of the vesting period. Up to the stipulated grant-dates in the first quarter of each fiscal year, employees may decide their participation in the Monthly Investment Plan and consequently the Share Matching Plan. The Managing Board will decide, each fiscal year, whether a new Monthly Investment Plan will be issued.

d) Resulting Matching Shares

	Year ended Sept. 30, 2010 Matching Shares	Year ended Sept. 30, 2009 Matching Shares
Outstanding, beginning of period	**1,266,444**	–
Granted[1]	**446,324**	1,324,596
Forfeited	**(59,414)**	(40,637)
Settled	**(38,625)**	(17,515)
Outstanding, end of period	**1,614,729**	**1,266,444**

1 Thereof 6,837 and 25,962 to the Managing Board in fiscal 2010 and 2009.

Fair value was determined as the market price of Siemens shares less the present value of expected dividends during the vesting period as matching shares do not carry dividend rights during the vesting period. Non-vesting conditions, i.e. the condition neither to transfer, sell, pledge nor otherwise encumber the underlying shares, were considered in determining the fair values. The fair value of matching shares granted on December 17, 2009, amounts to €47.18 per share. The fair values of matching shares granted amounted to €20.32 and €21.34, per share, respectively, depending on the grant date being either November 30, 2008 or December 17, 2008. In fiscal 2010 and 2009, the weighted average grant-date fair value of the resulting matching shares is €47.18 and €21.29 per share respectively, based on the number of instruments granted. Total fair value of matching shares granted in fiscal 2010 and 2009 amounted to €21 and €28, respectively.

Jubilee Share Program

In fiscal 2009, Siemens changed its jubilee benefit program, which applies to a number of Siemens companies, from cash to share-based compensation. Under the Jubilee Share Program, eligible employees are granted jubilee shares after having been continuously employed by the Company for 25 and 40 years (vesting period), respectively. Settlement of jubilee grants is in shares. Jubilee shares are measured at fair value considering biometrical factors. The fair value is determined as the market price of Siemens shares at grant date less the present value of dividends expected to be paid during the vesting period for which the employees are not entitled to. The weighted average fair value of each jubilee share granted in fiscal 2010 for the 25th and the 40th anniversary is €43.41 and €39.54 respectively, based on the number of shares granted. The weighted average fair value of each jubilee share granted adjusted by biometrical factors (considering fluctuation) is €29.40 and €26.28, respectively, in fiscal 2010. The weighted average fair value of each jubilee share granted in fiscal 2009 for the 25th and the 40th anniversary is €34.46 and €29.01, respectively, based on the number of shares granted. The weighted average fair value of each jubilee share granted adjusted by biometrical factors (considering fluctuation) is €25.18 and €20.56, respectively, in fiscal 2009.

In fiscal 2010 and 2009, 0.45 million and 4.87 million jubilee shares were granted. 0.06 million and none were transferred, 0.18 million and 0.08 million forfeited, resulting in an outstanding balance of 5.0 million and 4.8 million jubilee shares as of September 30, 2010 and 2009. Considering biometrical factors, 3.69 million and 3.52 million jubilee shares are expected to vest as of September 30, 2010 and 2009.

Stock Option Plan

2001 Siemens Stock Option Plan

At the Annual Shareholders' Meeting on February 22, 2001, shareholders authorized Siemens AG to establish the 2001 Siemens Stock Option Plan, making available up to 55 million options. The option grants are subject to a two-year vesting period, after which they may be exercised for a period of up to three years. The exercise price is equal to 120 percent of the reference price, which corresponds to the average opening market price of Siemens AG during the five trading days preceding the date of the stock option grant. However, an option may only be exercised if the trading price of the Company's shares reaches a performance target which is equal to the exercise price at least once during the life of the option. The terms of the plan allow the Company, at its discretion upon exercise of the option, to offer optionees settlement of the options in either newly issued shares of common stock of Siemens AG from the Conditional Capital reserved for this purpose, treasury stock or cash. The alternatives offered to optionees are determined by the Managing Board in each case as approved by the Supervisory Board. Compensation in cash shall be equal to the difference between the exercise price and the opening market price of the Company's stock on the day of exercising the stock options.

The issuance of stock options to members of the Managing Board on or after October 1, 2003, has been subject to the proviso that the Supervisory Board may restrict the stock option exercise in the event of extraordinary, unforeseen changes in the market price of the Siemens share. Those restrictions may reduce the number of options exercisable by each Board Member, provide for an exercise in cash for a constricted amount only, or suspend the exercise of the option until the extraordinary effects on the share price have ceased. The fair value of the options has not been adjusted for effects resulting from such restrictions. Reasonable estimates cannot be made until it is probable that such adverse events will occur. Since it is not possible to reliably estimate the fair value of those options at the grant date, compensation costs are determined based on the current intrinsic value of the option until the date at which the number of shares to which a Board member is entitled to and the exercise price are determinable. Upon that date, fair value will be determined in accordance with the fair value recognition provisions of IFRS 2, *Share-Based Payment*, based on an appropriate fair value option pricing model.

The authority to distribute options under the 2001 Siemens Stock Option Plan expired on December 13, 2006. Accordingly, no further options will be granted under this plan.

(in millions of €, except where otherwise stated and per share amounts)

Details on option exercise activity and weighted average exercise prices for the years ended September 30, 2010 and 2009 are as follows:

	Year ended Sept. 30, 2010				Year ended Sept. 30, 2009	
	Options	Weighted average exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic value in millions of €	Options	Weighted average exercise price
Outstanding, beginning of period	**2,627,742**	**€73.89**			5,097,083	€73.60
Granted	**–**	**–**			–	–
Options exercised	**(687,605)**	**€74.59**			–	–
Options expired	**(888,210)**	**€72.54**			(2,213,111)	€73.25
Options forfeited	**(116,495)**	**€74.42**			(152,015)	€73.81
Options settled	**–**	**–**			(104,215)	€73.39
Outstanding, end of period	**935,432**	**€74.59**	**0.13**	**3**	**2,627,742**	**€73.89**
Exercisable, end of period	935,432	€74.59	0.13	3	2,627,742	€73.89

As of September 30, 2009, for Options outstanding the weighted average remaining contractual term was 0.8 years; the aggregate intrinsic value amounted to €–.

The following table summarizes information on stock options outstanding at September 30, 2010 and 2009:

	September 30, 2010		September 30, 2009	
Exercise prices	Number of Options outstanding	Weighted average remaining life (years)	Number of Options outstanding	Weighted average remaining life (years)
€72.54	**–**	**–**	898,050	0.1
€74.59	**935,432**	**0.1**	1,729,692	1.1

Fair value information

The Company's determination of the fair value of stock option grants is based on an option pricing model which was developed for use in estimating the fair values of options that have no vesting restrictions. Option valuation models require the input of highly subjective assumptions including the expected stock price volatility. The fair value per option outstanding as of September 30, 2010 amounts to €4.06 for grants made in fiscal 2006.

II. Cash-settled awards
Stock appreciation rights (SARs)

Where local regulations restrict the grant of stock options in certain jurisdictions, the Company grants SARs to employees under the same conditions as the 2001 Siemens Stock Option Plan except that SARs are exercisable in cash only.

Details on SARs activity and weighted average exercise prices are summarized in the table below:

	Year ended Sept. 30, 2010		Year ended Sept. 30, 2009	
	SARs	Weighted average exercise price	SARs	Weighted average exercise price
Outstanding, beginning of period	**54,945**	**€73.85**	138,485	€73.58
Granted	**–**	**–**	–	–
SARs exercised	**–**	**–**	–	–
SARs forfeited/settled/expired	**(21,500)**[1]	**€72.69**	(83,540)	€73.41
Outstanding, end of period	**33,445**	**€74.59**	**54,945**	**€73.85**
Exercisable, end of period	**33,445**	**€74.59**	54,945	€73.85

1 Consists of 19,890 expired SARs with a weighted average exercise price of €72.54 and 1,610 settled SARs with a weighted average exercise price of €74.59 in fiscal 2010.

For purposes of determining the fair value of SARs in fiscal 2010 and 2009, the expected volatility is based on historical volatility of Siemens shares, implied volatility for traded Siemens options with similar terms and features, and certain other factors. The expected term is derived by applying the simplified method and is determined as the average of the vesting term and the contractual term. The risk-free interest rate is based on applicable governmental bonds. Changes in subjective assumptions can materially affect the fair value of the SARs.

Phantom stock

Where local regulations restrict the grants of stock awards in certain jurisdictions, the Company grants phantom stock to employees under the same conditions as the Siemens stock awards, except that grantees receive the share prices' equivalent value in cash only at the end of the four, respectively, three year vesting period. In fiscal 2009, 159,787 phantom stock rights were granted, 18,460 were vested and transferred, 14,327 phantom stock rights forfeited and 12,604 phantom stock rights were settled, resulting in a balance of 207,690 non-vested phantom stock rights as of September 30, 2009. In fiscal 2010, 11,372 phantom stock rights were granted, 18,768 vested and were transferred 14,478 phantom stock rights forfeited and 17,476 phantom stock rights were settled, resulting in a balance of 168,340 non-vested phantom stock rights as of September 30, 2010.

35 – Personnel costs

	Year ended September 30,	
	2010	2009
Wages and salaries	21,572	20,320
Statutory social welfare contributions and expenses for optional support payments	3,328	3,353
Expenses relating to pension plans and employee benefits	778	996
	25,678	**24,669**

Expenses relating to pension plans and employee benefits include service costs for the period. Expected return on plan assets and interest cost are included in *Financial income (expense), net*.

Included in fiscal 2010, are expenses of €310 related to special remuneration for non-management employees.

The average number of employees in fiscal years 2010 and 2009 was 402,700 and 413,650, respectively (based on continuing operations). Part-time employees are included on a proportionate basis. The employees were engaged in the following activities:

	Year ended September 30,	
(in thousands)	2010	2009
Manufacturing and services	262.1	264.9
Sales and marketing	77.8	82.8
Research and development	30.1	31.8
Administration and general services	32.7	34.2
	402.7	**413.7**

36 – Earnings per share

	Year ended September 30,	
(shares in thousands)	2010	2009
Income from continuing operations	4,112	2,457
Less: Portion attributable to non-controlling interest	(169)	(205)
Income from continuing operations attributable to shareholders of Siemens AG	3,943	2,252
Weighted average shares outstanding – basic	868,244	864,818
Effect of dilutive convertible debt securities and share-based payment	9,236	6,929
Weighted average shares outstanding – diluted	877,480	871,747
Basic earnings per share (from continuing operations)	4.54	2.60
Diluted earnings per share (from continuing operations)	4.49	2.58

The dilutive earnings per share computation does not contain weighted average shares of 1,709 thousand and 2,695 thousand in fiscal 2010 and 2009, respectively, since the options' exercise prices exceeded the average market price of ordinary shares and its inclusion would have been antidilutive in the years presented.

37 – Segment Information

The Company is divided into Sectors being Industry, Energy and Healthcare, a segment for Equity Investments and two segments referred to as Cross-Sector Businesses, composed of Siemens IT Solutions and Services and Siemens Financial Services (SFS).

Description of reportable segments

Sectors

The three Sectors comprise manufacturing, industrial and commercial goods, solutions and services in areas more or less related to Siemens' origins in the electrical business field.

Industry

The Industry Sector offers a complete spectrum of products, services and solutions for the efficient use of resources and energy and improvements of productivity in industry and infrastructure. Its integrated technologies and holistic solutions address primarily industrial customers, such as process and manufacturing industries, and infrastructure customers, especially in the areas of transport, buildings and utilities.

Energy

The Energy Sector offers a wide spectrum of products, services and solutions for the generation, transmission and distribution of power, and the extraction, conversion and transport of oil and gas. It primarily addresses the needs of energy providers, but also serves industrial companies, particularly in the oil and gas industry.

Healthcare

The Healthcare Sector offers products and complete solutions, services and consulting related to the healthcare industry and serves its customers as a fully integrated diagnostics provider. Healthcare maintains a comprehensive portfolio of medical solutions and is present in substantially the complete value-added chain ranging from medical imaging and laboratory diagnostics to clinical IT.

Equity Investments

Equity Investments is a reportable segment with its own management. Equity Investments contains investments accounted for under the equity method or at cost and current available-for-sale financial assets, which are not allocated to a Sector, Cross-Sector Business, SRE, Pensions or Treasury. As of September 30, 2010 and 2009, NSN, BSH and EN, see Note 4 are, among others, reported in Equity Investments.

Cross-Sector Businesses

Siemens IT Solutions and Services

Siemens IT Solutions and Services provides information and communications services primarily to customers in the commercial / industrial sector, in the energy, healthcare and service industries as well as to the public sector. Siemens IT Solutions and Services designs, builds and operates both discrete and large-scale information and communications systems.

Siemens Financial Services (SFS)

Siemens Financial Services provides a variety of financial services and products both to third parties and to other Siemens entities and their customers.

Reconciliation to Consolidated Financial Statements

Reconciliation to Consolidated Financial Statements contains businesses and items not directly related to Siemens' reportable segments:

Centrally managed portfolio activities

Beginning with the first quarter of fiscal 2010, Segment Information includes a line item for centrally managed activities generally intended for divestment or closure, which at present primarily includes the Electronics Assembly Systems business and activities remaining from the divestment of the former Communications (Com) business. Results for the new line item, Centrally managed portfolio activities, as well as for Corporate items (see below) are stated on a comparable basis.

Siemens Real Estate (SRE)

Siemens Real Estate owns and manages a substantial part of Siemens' real estate portfolio and offers a range of services encompassing real estate development, real estate disposal and asset management, as well as lease and services management. SRE is in the process of bundling additional corporate real estate. In fiscal 2010, assets with a carrying amount of €872 were transferred to SRE.

Corporate items and pensions

Corporate items and pensions includes corporate charges such as personnel costs for corporate headquarters, corporate projects and non-operating investments or results of corporate-related derivative activities and, since fiscal 2010, costs for carve out activities managed by corporate, which are charged to the respective segment when the disposal gain or loss is realized. Pensions includes the Company's pension related income (expense) not allocated to the segments, SRE or Centrally managed portfolio activities.

Commencing fiscal 2011, infrastructure costs, currently reported in Corporate items, will be allocated to the segments, SRE and Centrally managed portfolio activities; costs for corporate management and corporate technology remain in Corporate items. Prior year amounts will be reported on a comparable basis.

Eliminations, Corporate Treasury and other reconciling items

Eliminations, Corporate Treasury and other reconciling items comprise consolidation of transactions within the segments, certain reconciliation and reclassification items and the activities of the Company's Corporate Treasury. It also includes interest income and expense, such as, for example, interest not allocated to segments or Centrally managed portfolio activities (referred to as financing interest), interest related to Corporate Treasury activities or resulting consolidation and reconciliation effects on interest.

Measurement – Segments

Accounting policies for Segment Information are generally the same as those used for Siemens, which are described in Note 2. Lease transactions, however, are classified as operating leases for internal and segment reporting purposes. Corporate overhead is generally not allocated to segments. Intersegment transactions are based on market prices.

Profit of the Sectors, Equity Investments, and Siemens IT Solutions and Services:

Siemens' Managing Board is responsible for assessing the performance of the segments. The Company's profitability measure of the Sectors, Equity Investments, and Siemens IT Solutions and Services is earnings before financing interest, certain pension costs, and income taxes (Profit) as determined by the chief operating decision maker. Profit excludes various categories of items, not allocated to the Sectors, Equity Investments, and Siemens IT Solutions and Services which Management does not regard as indicative of their performance. For fiscal 2010, Company's management approved a special remuneration presented in Corporate items which will primarily be allocated to the Sectors in fiscal 2011. Profit represents a performance measure focused on operational success excluding the effects of capital market financing issues (for financing issues regarding Equity Investments see paragraph below). The major categories of items excluded from Profit are presented below.

Financing interest, excluded from Profit, is any interest income or expense other than interest income related to receivables from customers, from cash allocated to the Sectors, Equity Investments, and Siemens IT Solutions and Services and interest expense on payables to suppliers. Financing interest is excluded from Profit because decision-making regarding financing is typically made at the corporate level. Equity Investments include interest and impairments as well as reversals of impairments on long-term loans granted to investments reported in Equity Investments, primarily NSN.

Similarly, decision-making regarding essential pension items is done centrally. As a consequence, Profit primarily includes amounts related to service costs of pension plans only, while all other regularly recurring pension related costs (including charges for the German pension insurance association and plan administration costs) are included in the line item Corporate items and pensions. Curtailments are a partial payback with regard to past service costs that affect Segment Profit.

Furthermore, income taxes are excluded from Profit since income tax is subject to legal structures, which typically do not correspond to the structure of the segments.

The effect of certain litigation and compliance issues is excluded from Profit, if such items are not indicative of the Sectors, Equity Investments, and Siemens IT Solutions and Services' performance, since their related results of operations may be distorted by the amount and the irregular nature of such events. This may also be the case for items that refer to more than one reportable segment, SRE and/or Centrally managed portfolio activities or have a corporate or central character.

Profit of Equity Investments mainly comprises income (loss) from investments presented in Equity Investments, such as the share in the earnings of associates or dividends from investments not accounted for under the equity method, income (loss) from the sale of interests in investments, impairment of investments and reversals of impairments. It also includes interest and impairments as well as reversals of impairments on long-term loans granted to investments reported in Equity Investments, primarily NSN.

Profit of the segment SFS:

Profit of the segment SFS is Income before income taxes. In contrast to performance measurement principles applied to the Sectors, Equity Investments, and Siemens IT Solutions and Services, interest income and expense is an important source of revenue and expense of SFS.

Asset measurement principles:
Management determined Assets as a measure to assess capital intensity of the Sectors, Equity Investments and Siemens IT Solutions and Services (Net capital employed). Its definition corresponds to the Profit measure. It is based on Total assets of the Consolidated Statements of Financial Position, primarily excluding intragroup financing receivables, intragroup investments and tax related assets, since the corresponding positions are excluded from Profit. The remaining assets are reduced by non-interest-bearing liabilities other than tax related liabilities (e.g. trade payables) and provisions to derive Assets. Equity Investments include certain shareholder loans granted to investments reported in Equity Investments, primarily NSN. In contrast, Assets of SFS is Total assets. A reconciliation of Assets disclosed in Segment Information to Total assets in the Consolidated Statements of Financial Position is presented below.

New orders:
New orders are determined principally as estimated revenue of accepted purchase orders and order value changes and adjustments, excluding letters of intent. New orders are supplementary information, provided on a voluntary basis. It is not part of the audited Consolidated Financial Statements.

Free cash flow definition:
Segment Information discloses Free cash flow and Additions to property, plant and equipment and intangible assets. Free cash flow of the Sectors, Equity Investments, and Siemens IT Solutions and Services constitutes net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. It excludes Financing interest as well as income tax related and certain other payments and proceeds, in accordance with the Company's Profit and Asset measurement definition. Free cash flow of Equity Investments includes interest from shareholder loans granted to investments reported in Equity Investments, primarily NSN. Pension curtailments are a partial payback with regard to past service costs that affect Segment Free cash flow. Free cash flow of SFS, a financial services business, includes related financing interest payments and proceeds; income tax payments and proceeds of SFS are excluded.

Amortization, depreciation and impairments:
Amortization, depreciation and impairments presented in Segment Information includes depreciation and impairments of property, plant and equipment, net of reversals of impairments as well as amortization and impairments of intangible assets, net of reversals of impairment. Goodwill impairment is excluded.

Measurement –
Centrally managed portfolio activities and SRE
Centrally managed portfolio activities follow the measurement principles of the Sectors. SRE applies the measurement principles of SFS.

Reconciliation to Siemens' Consolidated Financial Statements
The following table reconciles total Assets of the Sectors, Equity Investments and Cross-Sector Businesses to Total assets of Siemens' Consolidated Statements of Financial Position:

	September, 30	
	2010	2009
Assets of Sectors	22,771	24,958
Assets of Equity Investments	3,319	3,833
Assets of Cross-Sector Businesses	12,356	11,945
Total Segment Assets	**38,446**	**40,736**
Reconciliation:		
Assets Centrally managed portfolio activities	(574)	(543)
Assets SRE	5,067	4,489
Assets of Corporate items and pensions	(10,447)	(7,445)
Eliminations, Corporate Treasury and other reconciling items of Segment Information:		
Asset-based adjustments:		
Intragroup financing receivables and investments	24,813	28,083
Tax-related assets	4,625	3,771
Liability-based adjustments:		
Pension plans and similar commitments	8,464	5,938
Liabilities	41,637	38,112
Assets classified as held for disposal and associated liabilities	–	–
Eliminations, Corporate Treasury, other items	(9,204)	(18,215)
Total Eliminations, Corporate Treasury and other reconciling items of Segment Information	70,335	57,689
Total Assets in Siemens' Consolidated Statements of Financial Position	**102,827**	**94,926**

In fiscal years 2010 and 2009, *Corporate items and pensions* in the column Profit includes €(1,292) and €(1,343) related to Corporate items, as well as €(188) and €(372) related to Pensions, respectively. In fiscal 2010, Corporate items include higher personnel-related expenses, including expenses of €310 related to special remuneration for non-management employees. Once allocation of the remuneration is determined in the first quarter of fiscal 2011, the expenses will be allocated primarily to the Sectors in fiscal 2011. Fiscal 2010 Corporate items also include €96 gains, net of related costs, from Siemens' directors and officers insurance and from settlement agreements with former Managing and Supervisory Board members in conjunction with compliance matters as well as €40 gains related to the agreed recovery of funds frozen by authorities. For further information see Note 30. Fiscal 2010 Corporate items also include carve out costs related to Siemens IT Solutions and Services.

Corporate items in fiscal 2009, comprise net expenses of €(235), due to the SG&A restructuring program and other ongoing personnel-related restructuring measures, see Note 5. In fiscal 2009, Corporate items also include fees amounting to €(95) for outside advisors engaged by the Company in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities. Pensions in fiscal 2009 includes €(106) related to our mandatory membership in the German pension insurance association Pensionssicherungsverein (PSV). Increased insurance costs are primarily caused by a large number of insolvencies of other PSV members.

The following table reconciles Free cash flow, Additions to intangible assets and property, plant and equipment and Amortization, depreciation and impairments as disclosed in Segment Information to the corresponding consolidated amount for the Company.

	Free cash flow (I) = (II) – (III)		Net cash provided by (used in) operating activities (II)		Additions to intangible assets and property, plant and equipment (III)		Amortization, depreciation and impairments	
	Year ended September 30,		Year ended September 30,		Year ended September 30,		Year ended September 30,	
	2010	2009	2010	2009	2010	2009	2010	2009
Segment Information – based on continuing operations	**7,111**	3,786	**9,447**	6,246	**(2,336)**	(2,460)	**2,973**	2,839
Discontinued Operations	(98)	(145)	(98)	(145)	–	–	–	–
Goodwill Impairment	–	–	–	–	–	–	1,145	32
Siemens Consolidated Statements of Cash Flow	**7,013**	3,641	**9,349**	6,101	**(2,336)**	(2,460)	**4,118**	2,871

Additional Segment information

For the years ended September 30, 2010 and 2009, Profit of SFS includes interest income of €621 and €642, respectively and interest expense of €282 and €377, respectively.

(in millions of €, except where otherwise stated and per share amounts)

38 – Information about geographies

	Revenue by location of customer		Revenue by location of companies	
	2010	2009	2010	2009
Europe, C.I.S., Africa, Middle East	41,426	43,288	45,529	47,817
Americas	20,643	20,754	20,364	20,215
Asia, Australia	13,909	12,609	10,085	8,619
Siemens	**75,978**	**76,651**	**75,978**	**76,651**
thereof Germany	*11,432*	*11,525*	*19,715*	*20,357*
thereof foreign countries	*64,547*	*65,126*	*56,263*	*56,294*
thereof U.S.	*14,772*	*15,684*	*15,915*	*16,387*

	Non-current assets September 30,	
	2010	2009
Europe, C.I.S., Africa, Middle East	16,587	16,509
Americas	13,068	13,233
Asia, Australia	2,825	2,428
Siemens	**32,480**	**32,170**
thereof Germany	*7,284*	*7,542*
thereof U.S.	*11,729*	*11,977*

Non-current assets consist of property, plant and equipment, goodwill and other intangible assets.

39 – Related party transactions

Joint ventures and associates

Siemens has relationships with many joint ventures and associates in the ordinary course of business whereby Siemens buys and sells a wide variety of products and services generally on arm's length terms. For information regarding our subsidiaries, joint ventures and associated companies in fiscal 2010 see Notes 19 and 42. Information regarding our subsidiaries, joint ventures and associated companies for fiscal 2009 are presented in the *List of subsidiaries and associated companies* published separately in the German Electronic Federal Gazette (elektronischer Bundesanzeiger).

Sales of goods and services and other income from transactions with joint ventures and associates as well as purchases of goods and services and other expense from transactions with joint ventures and associates are as follows:

	Sales of goods and services and other income		Purchases of goods and services and other expense	
	Year ended September 30,		Year ended September 30,	
	2010	2009	2010	2009
Joint ventures	105	173	31	217
Associates	920	1,061	271	230
	1,025	**1,234**	**302**	**447**

Receivables from joint ventures and associates and liabilities to joint ventures and associates are as follows:

	Receivables		Liabilities	
	September 30,		September 30,	
	2010	2009	2010	2009
Joint ventures	35	25	7	13
Associates	172	129	41	73
	207	**154**	**48**	**86**

As of September 30, 2010, loans given to joint ventures and associates amount to €427 in total including a tranche of €250, nominal in relation to a Shareholder Loan Agreement between Siemens and NSN, bearing annual interest of 7.5 percent plus 3-months-EURIBOR due in fiscal 2013, an interest-free loan of €32 granted to NSN, as well as an interest-free loan of €13 granted to EN. As of September 30, 2009, loans given to joint ventures and associates amounted to €869 including three tranches of €250 each in relation to a Shareholder Loan Agreement between Siemens and NSN and an interest-free loan of €26. At the end of March 2010, both Siemens and Nokia converted an amount of €500 each of the Shareholder loan into preferred shares. The conversion resulted in an increase of €500 of our investment in NSN. The conversion does not result in a change to the existing shareholding ratios between Siemens and Nokia. Loans given to joint ventures amount to €4 and €5, respectively, as of September 30, 2010 and 2009. In the normal course of business the Company regularly reviews loans and receivables associated with joint ventures and associates, including NSN. In fiscal 2010 and 2009, the review resulted in net gains related to valuation allowances totaling €25 and net losses related to valuation allowances totaling €37, respectively. As of September 30, 2010 and 2009, valuation allowances amount to €35 and €47, respectively.

As of September 30, 2010 and 2009, guarantees to joint ventures and associates amount to €5,483 and €5,740, respectively, including the HERKULES obligations of €3,090 and €3,490, respectively. For information regarding the HERKULES obligations as well as for information regarding guarantees in connection with the contribution of the carrier related operations into NSN and the SEN operations into EN see Note 29 Commitments and contingencies. As of September 30, 2010 and 2009, guarantees to joint ventures amount to €511 and €48, respectively. As of September 30, 2010 and 2009, the Company has commitments to make capital contributions of €303 and €247 to its joint ventures and associates, therein €126 and €– related to joint ventures, respectively. For further information see Note 29 Commitments and contingencies.

Pension entities

For information regarding the funding of our principal pension plans refer to Note 24. In fiscal 2010, a liability from continuing lease involvement related to a previous sale and lease back transaction with entities controlled by the Siemens Pension-Trust e.V. was derecognized. For further information please refer to Note 6.

Related individuals

Related individuals include the members of the Managing Board and Supervisory Board.

In fiscal 2010 and 2009 members of the Managing Board received cash compensation of €24.2 and €17.9. The fair value of stock-based compensation amounted to €10.0 and €9.4, respectively in fiscal 2010 and 2009. In fiscal 2010 and 2009, the Company granted contributions under the BSAV to members of the Managing Board totaling €4.3 and €4.5.

Therefore in fiscal 2010 and 2009, compensation and benefits, attributable to members of the Managing Board amounted to €38.5 and €31.8 in total, respectively.

In fiscal 2010 and 2009, expense related to share-based payment and to the Share Matching Program amounted to €8.3 and €5.2, respectively. For further information regarding the Share Matching Program, see Note 34.

In addition, in fiscal 2009 a post-contractual non-compete agreement was signed with a former member of the Managing Board that is effective for a period of 16 months beginning on December 1, 2008. As compensation for this, a total amount of U.S.$2,769,995 (approximately €2.1) will be paid. Of this total, he received U.S.$1,846,667 as a one-time payment in December 2008; the rest will be paid in monthly installments of U.S.$57,708 each.

Compensation attributable to members of the Supervisory Board comprises fixed-compensation, short-term variable compensation and long-term variable compensation. In fiscal 2010 and 2009, compensation, attributable to members of the Supervisory Board amounted to €4.0 and €3.2 in total, therein €0.6 and €0.7 related to long-term variable compensation, respectively.

The Compensation Report outlines the principles used for determining the compensation of the Managing Board of Siemens AG and sets out the level and structure of Managing Board remuneration. In addition, the report describes the policies and levels of compensation paid to Supervisory Board members. The Compensation Report, which is part of the Notes to Consolidated Financial Statements, is presented within the Corporate Governance Report, included in this Annual Report for fiscal year 2010.

In fiscal 2010 and 2009, no other major transactions took place between the Company and the other members of the Managing Board and the Supervisory Board.

In addition, some of the members of the Company's Supervisory Board and Managing Board hold positions of significant responsibility with other entities. Siemens has relationships with almost all of these entities in the ordinary course of business whereby the Company buys and sells a wide variety of products and service on arm's length terms. Dr. Josef Ackermann is the Chairman of the Management Board of Deutsche Bank AG. The Company's transactions with Deutsche Bank AG are conducted on arm's length basis and include securities underwriting, other investment banking services, and credit, money market and foreign exchange business as well as transaction banking services. Michael Diekmann is the Chairman of the Board of Management of Allianz SE. Our transactions with Allianz SE are conducted on arm's length basis and include insurance business and asset management.

(in millions of €, except where otherwise stated and per share amounts)

40 – Principal accountant fees and services

Fees related to professional services rendered by the Company's principal accountant, Ernst & Young (E&Y), for the fiscal years 2010 and 2009 were as follows:

Type of fees	Year ended September 30, 2010	2009
Audit Services	40.9	40.5
Other Assurance Services (Audit-Related Services)	5.3	4.6
Tax Advisory Services (Tax Services)	1.0	4.2
Other Services	0.1	–
Total	**47.3**	**49.3**

Audit services and audit-related services consist of fees associated with the services pre-approved by the Audit Committee described below. Tax fees include primarily fees for support services provided in connection with the documentation of transfer pricing arrangements and require specific pre-approval by the Audit Committee.

As of September 30, 2010, 42 percent of total fees relate to Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, Germany.

Audit Committee pre-approval policies

In accordance with German law, Siemens' independent auditor is appointed by the Annual Shareholders' Meeting based on a recommendation of the Supervisory Board. The Audit Committee of the Supervisory Board prepares the board's recommendation on the election of the Company's independent auditor. Subsequent to the auditor's appointment, the Audit Committee engages the auditor and in its sole authority approves the terms and scope of the audit and all audit engagement fees. In addition, it monitors the auditor's independence.

In order to ensure the integrity of independent audits, Siemens' Audit Committee has established a policy to approve all permissible services provided by our independent auditor prior to the auditor's engagement. As part of this approval process, the Audit Committee adopted pre-approval policies and procedures pursuant to which the Audit Committee annually pre-approves certain types of services to be performed by Siemens' independent auditor. Under the policies, the Company's independent auditor is not allowed to perform any non-audit services which may impair the auditor's independence under the rules of the U.S. Securities and Exchange Commission (SEC) and the Public Company Accounting Oversight Board. Furthermore, the Audit Committee has limited the sum total of all audit-related fees which may be incurred during a fiscal year. At the beginning of fiscal year 2010, this limit was reduced to provide that fees for all non-audit services, including audit-related services, tax services and other services, may not exceed 30 percent of the audit fees agreed upon for the respective fiscal year. Previously, the limit was 40 percent, and applied only to audit-related services.

In fiscal 2010, the Audit Committee has generally pre-approved the performance by E&Y of audit and audit-related services, including among others the following:

Audit services:

> Annual audit of Siemens' Consolidated Financial Statements and its internal control over financial reporting;
> Quarterly review of Siemens' interim consolidated financial statements;
> Audit and review services that are required by statute or regulation, including statutory audits of financial statements of Siemens AG and of its subsidiaries under the rules of their respective countries;
> Opening balance sheet audits in connection with acquisitions, including audits with regard to the allocation of purchase prices.

Audit-related services:

> Voluntary local GAAP audits;
> Due diligence relating to actual or contemplated acquisitions and carve-outs, including consultation in accounting matters;
> Post-closing audits;
> Carve-out audits and attestation services in the context of carve-outs;
> Certification services required by regulation, law or contractual agreement;
> Consultation concerning financial accounting and reporting standards based on the auditor's knowledge of Siemens-specific circumstances, including:
  > Accounting advice relating to actual or contemplated transactions or events;
  > Advice on the introduction and review of new or revised accounting guidelines and requirements;
  > Training regarding accounting-related topics;

- > Comfort letters;
- > Employee benefit plan audits;
- > SAS 70 reports;
- > Attestation services subject to regulatory requirements, including regulatory advice;
- > Attestation and audits in connection with the European Community Directive on Waste Electrical and Electronic Equipment;
- > Attestation of compliance with provisions or calculations required by agreements;
- > Attest services in accordance with applicable standards, other than audit services required by statute or other regulation.

Services that are not generally pre-approved as audit or audit-related services require specific pre-approval by the Audit Committee. An approval may not be granted if the service falls into a category of services not permitted by current law or if it is inconsistent with ensuring the auditor's independence, as expressed in the four principles promulgated by the U.S. Securities and Exchange Commission: (1) an auditor may not act as management or an employee of the audit client; (2) an auditor may not audit his or her own work; (3) an auditor may not serve in an advocacy role for his or her client; and (4) an auditor may not provide services creating a mutual or conflicting interest between itself and the audit client.

While non-audit-related services are not prohibited by law, except for certain types of non-audit services enumerated in the SEC's rules, the Audit Committee has decided as a matter of policy not to engage the principal accountant to provide non audit-related services unless there is a compelling advantage to the Company in using the principal accountant and it can clearly be shown that there is no impairment of independence.

41 – Corporate governance

Siemens Aktiengesellschaft, currently the sole German publicly traded corporation consolidated by the Company, provided the certification required by paragraph 161 of the German stock corporation law (AktG). Siemens Aktiengesellschaft made the certifications available to its shareholders.

42 – List of subsidiaries and associated companies pursuant to paragraph 313 HGB

September 30, 2010	Equity interest in %
Subsidiaries	
Germany (149 companies)	
A. Friedr. Flender Grundstücksmanagement-gesellschaft mbH & Co. OHG, Munich	100[9]
Airport Munich Logistics and Services GmbH, Hallbergmoos	100
Alpha Verteilertechnik GmbH, Cham	100[10]
Anlagen- und Rohrleitungsbau Ratingen GmbH, Ratingen	100[7]
applied international informatics GmbH, Berlin	100
Atecs Mannesmann GmbH, Dusseldorf	100
Atecs Mannesmann Unterstützungskasse GmbH, Mülheim an der Ruhr	100[7]
Audio Service GmbH, Herford	100
Berliner Vermögensverwaltung GmbH, Berlin	100[10]
BWI Services GmbH, Meckenheim	100[10]
CAPTA Grundstücksgesellschaft mbH & Co. KG, Grünwald	100[9]
CAPTA Grundstücks-Verwaltungsgesellschaft mbH, Grünwald	100
DA Creative GmbH, Munich	100
Dade Behring Beteiligungs GmbH, Eschborn	100
Dade Behring Grundstücks GmbH, Marburg	100
DPC Holding GmbH, Eschborn	100
Ecue Control GmbH, Paderborn	100
EDI – USS Umsatzsteuersammelrechnungen und Signaturen GmbH & Co. KG, Munich	100[9]
EDI – USS Verwaltungsgesellschaft mbH, Munich	100[7]
ELIN Energietechnik GmbH, Berlin	100
energy4u GmbH, Karlsruhe	60
ETM Deutschland GmbH, Laatzen	100
evosoft GmbH, Nuremberg	98[10]
FACTA Grundstücks-Entwicklungs- und Verwaltungs-gesellschaft mbH, Munich	100[7]
FACTA Grundstücks-Entwicklungsgesellschaft mbH & Co. KG, Munich	100[9]
GHG Vermögensverwaltungs-GmbH & Co. KG i.L., Grünwald	100[7]
HanseCom Gesellschaft für Informations- und Kommunikationsdienstleistungen mbH, Hamburg	74
HSP Hochspannungsgeräte GmbH, Troisdorf	100[10]
ILLIT Grundstücks-Verwaltungsgesellschaft mbH & Co. KG, Grünwald	100[9]

September 30, 2010	Equity interest in %
ILLIT Grundstücksverwaltungs-Management GmbH, Grünwald	85
Immosuisse GmbH Immobilien Management i.L., Berlin	100
Industrieschutz Assekuranz-Vermittlung GmbH, Mülheim a. d. Ruhr	100
IPGD Grundstücksverwaltungs-Gesellschaft mbH, Munich	100
itp Finanzservice Verwaltungsgesellschaft GmbH, Salzkotten	100[7]
Jawa Power Holding GmbH, Erlangen	100[10]
KompTime GmbH, Munich	100[10]
Kyros 5 Beteiligungsgesellschaft mbH, Munich	100
Kyros 40 GmbH, Munich	100
Kyros 2849 GmbH, Munich	100[7]
Lincas Electro Vertriebsgesellschaft mbH, Hamburg	100
LINCAS Export Services GmbH, Hamburg	100[10]
Loher GmbH, Ruhstorf a.d. Rott	100[10]
Mannesmann Demag Krauss-Maffei GmbH, Munich	100
Mechanik Center Erlangen GmbH, Erlangen	100
messMa GmbH, Irxleben	100
OPTIO Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Tübingen KG, Tübingen	100[9]
OSRAM GmbH, Munich	100[10]
OSRAM Opto Semiconductors GmbH, Regensburg	100[10]
Partikeltherapiezentrum Kiel Holding GmbH, Erlangen	100[10]
Projektbau-Arena-Berlin GmbH, Munich	100
R&S Restaurant Services GmbH, Munich	100
Radium Lampenwerk Gesellschaft mbH, Wipperfürth	100[10]
REMECH Systemtechnik GmbH, Kamsdorf	100
RISICOM Rückversicherung AG, Grünwald	100
Ruhrpilot Betriebsgesellschaft GmbH i.L., Essen	85
Ruhrtal Hochspannungsgeräte GmbH, Bochum	100[10]
SiCED Electronics Development GmbH & Co. KG, Erlangen	51[9]
SiCED Electronics Development Verwaltungs-GmbH, Erlangen	51[7]
Siemens Audiologische Technik GmbH, Erlangen	100
Siemens Beteiligungen Inland GmbH, Munich	100[10]
Siemens Beteiligungen Management GmbH, Grünwald	100[7]
Siemens Beteiligungen USA GmbH, Munich	100[10]
Siemens Beteiligungsverwaltung GmbH & Co. OHG, Grünwald	100[9]
Siemens Building Technologies Holding GmbH, Grünwald	100
Siemens Electronic Design and Manufacturing Management GmbH, Erlangen	100[7]
Siemens Electronics Assembly Systems GmbH & Co. KG, Munich	100[9]
Siemens Electronics Assembly Systems Management GmbH, Munich	100[7]

1 Control due to a majority of voting rights.
2 Control due to contractual arrangements.
3 Control due to economic circumstances.
4 No control due to contractual arrangements or legal circumstances.
5 No significant influence due to contractual arrangements or legal circumstances.
6 Significant influence due to contractual arrangements or legal circumstances.
7 Not consolidated due to immateriality.
8 Not accounted for using the equity method due to immateriality.
9 Exemption pursuant to §264b HGB.
10 Exemption pursuant to §264 (3) HGB.

September 30, 2010	Equity interest in %
Siemens Energy Automation GmbH, Erlangen	100[10]
Siemens Finance & Leasing GmbH, Munich	100[10]
Siemens Financial Services GmbH, Munich	100[10]
Siemens Fuel Gasification Technology GmbH & Co. KG, Freiberg	100[9]
Siemens Fuel Gasification Technology Verwaltungs GmbH, Freiberg	100[7]
Siemens Geared Motors Gesellschaft mit beschränkter Haftung, Tübingen	100[10]
Siemens Global Innovation Partners Management GmbH, Munich	100[7]
Siemens Gusstechnik GmbH, Chemnitz	100[10]
Siemens Healthcare Diagnostics GmbH, Eschborn	100
Siemens Healthcare Diagnostics Holding GmbH, Eschborn	100
Siemens Healthcare Diagnostics Products GmbH, Marburg	100
Siemens Immobilien Chemnitz-Voerde GmbH, Grünwald	100[10]
Siemens Industrial Turbomachinery GmbH, Duisburg	100[10]
Siemens Industriegetriebe GmbH, Penig	100[10]
Siemens Industriepark Karlsruhe GmbH & Co. KG, Grünwald	100[9]
Siemens Industry Software GmbH & Co. KG, Schwelm	100[9]
Siemens Industry Software Management GmbH, Schwelm	100
Siemens IT Dienstleistung und Beratung GmbH, Gelsenkirchen	100[10]
Siemens IT Solutions and Services GmbH, Munich	100
Siemens IT Solutions and Services Management GmbH, Munich	100
Siemens IT Solutions and Services Verwaltungs-GmbH, Munich	100
Siemens Kapitalanlagegesellschaft mbH, Munich	100[10]
Siemens Medical Solutions Health Services GmbH, Erlangen	100
Siemens Nixdorf Informationssysteme GmbH, Grünwald	100
Siemens Power Control GmbH, Langen	100[10]
Siemens Private Finance Versicherungs- und Kapitalanlagen-vermittlungs-GmbH, Munich	100[10]
Siemens Programm- und Systementwicklung GmbH, Hamburg	100[7]
Siemens Programm- und Systementwicklung GmbH & Co. KG, Hamburg	100[9]
Siemens Project Ventures GmbH, Erlangen	100[10]
Siemens Real Estate GmbH & Co. OHG, Grünwald	100[9]
Siemens Real Estate Management GmbH, Grünwald	100[7]
Siemens Spezial-Investmentaktiengesellschaft mit TGV, Frankfurt am Main	100
Siemens Technology Accelerator GmbH, Munich	100[10]
Siemens Technopark Berlin GmbH & Co. KG, Berlin	100[9]
Siemens Technopark Berlin Verwaltungs GmbH, Berlin	100[7]
Siemens Technopark Mülheim GmbH & Co. KG, Mülheim a. d. Ruhr	100[9]

September 30, 2010	Equity interest in %
Siemens Technopark Mülheim Verwaltungs-GmbH, Mülheim a. d. Ruhr	100[7]
Siemens Technopark Nürnberg GmbH & Co. KG, Nuremberg	100[9]
Siemens Technopark Nürnberg Verwaltungs GmbH, Nuremberg	100[7]
Siemens Treasury GmbH, Munich	100[10]
Siemens Turbomachinery Equipment GmbH, Frankenthal	100[10]
Siemens VAI Metals Technologies GmbH, Willstätt-Legelshurst	100
Siemens Venture Capital Energy GmbH, Munich	100[10]
Siemens Venture Capital GmbH, Munich	100[10]
Siemens Venture Capital Healthcare GmbH, Munich	100[10]
Siemens Venture Capital Industry GmbH, Munich	100[10]
Siemens Wind Power GmbH, Bremen	100
SILLIT Grundstücks-Verwaltungsgesellschaft mbH, Munich	100
SIM 2. Grundstücks-GmbH & Co. KG i. L., Munich	100[9]
SIM 16. Grundstücksverwaltungs- und -beteiligungs-GmbH & Co. KG, Munich	100
SIMAR Nordost Grundstücks-GmbH, Munich	100
SIMAR Nordwest Grundstücks-GmbH, Munich	100
SIMAR Ost Grundstücks-GmbH, Munich	100
SIMAR Süd Grundstücks-GmbH, Munich	100
SIMAR West Grundstücks-GmbH, Munich	100
SIMOS Real Estate GmbH, Munich	100
sinius GmbH, Munich	100[10]
SKAG Fonds S7, Munich	100
SKAG Fonds S8, Munich	100
SKAG Principals, Munich	100
Steinmüller Engineering GmbH, Gummersbach	60
SVM Star Ventures Managementgesellschaft mbH Nr. 3 & Co. Beteiligungs KG, Munich	99[3]
SVM Star Ventures Managementgesellschaft mbH Nr. 3 & Co. Beteiligungs KG Nr. 2, Munich	99[3]
SVM Star Ventures Managementgesellschaft mbH Nr. 3 & Co. Beteiligungs KG Nr. 3, Munich	99[3]
SVM Star Ventures Managementgesellschaft mbH Nr. 3 & Co. Beteiligungs KG Nr. 4, Munich	99[3]
SYKATEC Systeme, Komponenten, Anwendungstechnologie GmbH, Erlangen	100[10]
TGB Technisches Gemeinschaftsbüro GmbH, Kassel	100
TLT-Turbo GmbH, Zweibrücken	100[10]
Trench Germany GmbH, Bamberg	100[10]
Turbine Airfoil Coating and Repair GmbH, Berlin	100[3]
Vermietungsgesellschaft Objekt 12 GmbH & Co. Objekt München KG i. L., Dusseldorf	95[9]

1 Control due to a majority of voting rights.
2 Control due to contractual arrangements.
3 Control due to economic circumstances.
4 No control due to contractual arrangements or legal circumstances.
5 No significant influence due to contractual arrangements or legal circumstances.
6 Significant influence due to contractual arrangements or legal circumstances.
7 Not consolidated due to immateriality.
8 Not accounted for using the equity method due to immateriality.
9 Exemption pursuant to §264b HGB.
10 Exemption pursuant to §264 (3) HGB.

154 Notes to Consolidated Financial Statements (in millions of €, except where otherwise stated and per share amounts)

September 30, 2010	Equity interest in %
Vertacross Verwaltungsgesellschaft mbH i.L., Nuremberg	100[7]
Verwaltung Poolbeg Vermiet GmbH, Munich	100[7]
VIB Verkehrsinformationsagentur Bayern GmbH, Munich	51
VMZ Berlin Betreibergesellschaft mbH, Berlin	100
VR-LEASING IKANA GmbH & Co. Immobilien KG, Eschborn	94[3]
VVK Versicherungsvermittlungs- und Verkehrskontor GmbH, Munich	100[10]
Wallace & Tiernan GmbH, Günzburg	100
Weiss Spindeltechnologie GmbH, Schweinfurt	100
Wesmag Wesler Maschinenbau GmbH, Wesel	100[10]
Winergy AG, Voerde	100[10]
WIVERTIS Gesellschaft für Informations- und Kommunikationsdienstleistungen mbH, Wiesbaden	50[1]
Europe (without Germany) (292 companies)	
Oktopus S.A./N.V., Brussels / Belgium	100
SDRC Belgium N.V./S.A., Brussels / Belgium	100
Siemens Healthcare Diagnostics SA, Brussels / Belgium	100
Siemens Healthcare Diagnostics Services Sprl, Brussels / Belgium	100
Siemens IT Solutions and Services S.A., Anderlecht / Belgium	100
Siemens Product Lifecycle Management Software (BE) NV, Zaventem / Belgium	100
Siemens Product Lifecycle Management Software II (BE) BVBA, Zaventem / Belgium	100
Siemens S.A./N.V., Anderlecht / Belgium	100
OSRAM d.o.o., Mostar / Bosnia and Herzegowina	100
Siemens d.o.o., Banja Luka / Bosnia and Herzegowina	100
Siemens d.o.o. Sarajevo, Sarajevo / Bosnia and Herzegowina	100
OSRAM EOOD, Sofia / Bulgaria	100
Security Management Technologies Bulgaria EOOD, Sofia / Bulgaria	100
Siemens EOOD, Sofia / Bulgaria	100
Siemens IT Solutions and Services EOOD, Sofia / Bulgaria	100
Bewator Antech A/S, Ballerup / Denmark	100[7]
OSRAM A/S, Taastrup / Denmark	100
Siemens A/S, Ballerup / Denmark	100
Siemens Healthcare Diagnostics ApS, Ballerup / Denmark	100
Siemens Höreapparater A/S, Copenhagen / Denmark	100
Siemens Industry Software A/S, Alleroed, Allerød / Denmark	100
Siemens IT Solutions and Services A/S, Taastrup / Denmark	100
Siemens Turbomachinery Equipment A/S, Helsingor / Denmark	100
Siemens Wind Power A/S, Brande / Denmark	100

September 30, 2010	Equity interest in %
Osaühing Siemens Medical Solutions Diagnostics, Tallinn / Estonia	100
OY OSRAM AB, Vantaa / Finland	100
Siemens Healthcare Diagnostics OY, Espoo / Finland	100
Siemens IT Solutions and Services Oy, Espoo / Finland	100
Siemens Osakeyhtiö, Espoo / Finland	100
ELAN SOFTWARE SYSTEMS, Toulouse / France	100
Flender-Graffenstaden SAS, Illkirch-Graffenstaden / France	100
OSRAM S.A.S.U., Molsheim / France	100
PETNET Solutions SAS, Saint-Denis / France	100
Siemens Audiologie S.A., Saint-Denis / France	100
Siemens Electronics Assembly Systems SAS, Bussy-Saint-Georges / France	100
Siemens Financial Services SAS, Saint-Denis / France	100
Siemens France Holding S.A.S., Saint-Denis / France	100
Siemens Health Services France S.A.S., Bidart / France	100
Siemens Healthcare Diagnostics S.A.S., Paris / France	100
Siemens IT Solutions and Services France SAS, Bobigny / France	100
Siemens Lease Services SAS, Saint-Denis / France	100
Siemens Product Lifecycle Management Software (FR) SAS, Vélizy Villacoublay / France	100
Siemens S.A.S., Saint-Denis / France	100
Siemens Transmission & Distribution SAS, Grenoble / France	100
Siemens VAI Metals Technologies SAS, Saint Chamond / France	100
Trench France S.A.S., Saint Louis / France	100
Tecnomatix Technologies (Gibraltar) Limited, Gibraltar / Gibraltar	100
Kintec A.E., Athens / Greece	100
OSRAM A.E., Athens / Greece	100
Project Management Company A.E., Athens / Greece	51
Siemens A.E., Elektrotechnische Projekte und Erzeugnisse, Athens / Greece	100
Siemens Healthcare Diagnostics ABEE, Iraklio Attikis / Greece	100
Broadcastle Bank Limited, Stoke Poges, Buckinghamshire / Great Britain	100
Broadcastle Ltd., Stoke Poges, Buckinghamshire / Great Britain	100
Electrium Sales Limited, Frimley, Surrey / Great Britain	100
Europlex Technologies UK Limited, Bedford, Bedfordshire / Great Britain	100
GyM Renewables Limited, Frimley, Camberley / Great Britain	100
GyM Renewables ONE Limited, Frimley, Camberley / Great Britain	100

1 Control due to a majority of voting rights.
2 Control due to contractual arrangements.
3 Control due to economic circumstances.
4 No control due to contractual arrangements or legal circumstances.
5 No significant influence due to contractual arrangements or legal circumstances.
6 Significant influence due to contractual arrangements or legal circumstances.
7 Not consolidated due to immateriality.
8 Not accounted for using the equity method due to immateriality.
9 Exemption pursuant to §264b HGB.
10 Exemption pursuant to §264 (3) HGB.

September 30, 2010	Equity interest in %
OSRAM Ltd., Langley, Berkshire / Great Britain	100
Siemens Electronics Assembly Systems Ltd, Frimley / Great Britain	100
Siemens Financial Services Holdings Ltd., Stoke Poges, Buckinghamshire / Great Britain	100
Siemens Financial Services Ltd., Stoke Poges, Buckinghamshire / Great Britain	100
Siemens Flow Instruments Ltd., Stonehouse, Gloucestershire / Great Britain	100
Siemens Healthcare Diagnostics Ltd., Camberley / Great Britain	100
Siemens Healthcare Diagnostics Manufacturing Ltd, Frimley, Surrey / Great Britain	100
Siemens Healthcare Diagnostics Products Ltd, Llanberis, Gwynedd / Great Britain	100
Siemens Hearing Instruments Ltd., Crawley, Sussex / Great Britain	100
Siemens Holdings plc, Frimley, Surrey / Great Britain	100
Siemens Industrial Turbomachinery Ltd., Lincoln, Lincolnshire / Great Britain	100
Siemens Industry Software Limited, Camberley, Surrey / Great Britain	100
Siemens IT Solutions and Services Ltd., Camberley, Surrey / Great Britain	100
Siemens plc, Frimley, Surrey / Great Britain	100
Siemens Product Lifecycle Management Software II (GB) Ltd, Camberley, Surrey / Great Britain	100
Siemens Protection Devices Limited, Frimley, Surrey / Great Britain	100
Siemens Real Estate Ltd., Frimley, Surrey / Great Britain	100
Siemens Transmission & Distribution Limited, Frimley, Surrey / Great Britain	100
Siemens VAI Metals Technologies Limited, Sheffield, South Yorkshire / Great Britain	100
Trench (UK) Ltd., Hebburn, Tyne and Wear / Great Britain	100
VA TECH (UK) Ltd., Frimley, Surrey / Great Britain	100
VA TECH Reyrolle (Overseas Projects) Ltd., Frimley, Surrey / Great Britain	100
VA Tech Reyrolle Distribution Ltd., Frimley, Surrey / Great Britain	100
VA TECH T & D UK Ltd., Frimley, Surrey / Great Britain	100
VTW Anlagen UK Ltd., Banbury, Oxfordshire / Great Britain	100
Bonus Wind Turbine Ireland Limited, Dublin / Ireland	100
Europlex Technologies (Ireland) Limited, Dublin / Ireland	100

September 30, 2010	Equity interest in %
iMetrex Technologies Limited, Dublin / Ireland	100
Siemens IT Solutions and Services Ltd, Dublin / Ireland	100
Siemens Ltd., Dublin / Ireland	100
Siemens Medical Solutions Diagnostics Europe Limited, Dublin / Ireland	100
SIIC International Limited, Dublin / Ireland	100
UGS Holdings (Central Europe) Limited, Dublin / Ireland	100
UGS Holdings (Europe) Limited, Dublin / Ireland	100
HV-Turbo Italia S.r.l., Mornago / Italy	51
Nuova Magrini Galileo S.p.A. in Liquidazione, Bergamo / Italy	100
OSRAM S.p.A. Società Riunite OSRAM-Edison-Clerici, Milan / Italy	100
Siemens Electronics Assembly Sytems S.r.l., Milan / Italy	100
Siemens Finanziaria S.p.A. in Liquidazione, Milan / Italy	100
Siemens Healthcare Diagnostics S.r.l., Milan / Italy	100
Siemens Hearing Instruments Italy S.r.l., Milan / Italy	100
Siemens Holding S.p.A., Milan / Italy	100
Siemens Industry Software S.r.l, Milan / Italy	100
Siemens IT Solutions and Services S.p.A., Milan / Italy	100
Siemens Renting S.p.A. in Liquidazione, Milan / Italy	100
Siemens S.p.A., Milan / Italy	100
Siemens Transformers S.p.A., Trento / Italy	100
Siemens VAI Metals Technologies S.r.l., Marnate / Italy	100
Trench Italia S.r.l., Savona / Italy	100
TurboCare S.p.A., Turin / Italy	100
DPC d.o.o. "u likvidaciji" Zagreb, Zagreb / Croatia	100[7]
Koncar Power Transformers Ltd., Zagreb / Croatia	51
OSRAM d.o.o., Zagreb / Croatia	100
Siemens d.d., Zagreb / Croatia	98
Siemens IT Solutions and Services d.o.o., Zagreb / Croatia	100
SIA Siemens Medical Solutions Diagnostics, Riga / Latvia	100
UAB Siemens Medical Solutions Diagnostics, Vilnius / Lithuania	100
Siemens IT Solutions and Services Finance SA, Luxemburg / Luxemburg	100
Tecnomatix Technologies SARL, Luxemburg / Luxemburg	100
TFM International S.A. i.L., Luxemburg / Luxemburg	100
Siemens S.r.l., Chisinau / Moldova	100[7]
Siemens d.o.o. Podgorica, Podgorica / Montenegro	100
OSRAM Benelux B.V., Capelle a/d Ijssel / Netherlands	100
Siemens Audiologie Techniek B.V., The Hague / Netherlands	100
Siemens Building Technologies Holding B.V., Zoetermeer / Netherlands	100
Siemens Diagnostics Holding II B.V., The Hague / Netherlands	100

1 Control due to a majority of voting rights.
2 Control due to contractual arrangements.
3 Control due to economic circumstances.
4 No control due to contractual arrangements or legal circumstances.
5 No significant influence due to contractual arrangements or legal circumstances.
6 Significant influence due to contractual arrangements or legal circumstances.
7 Not consolidated due to immateriality.
8 Not accounted for using the equity method due to immateriality.
9 Exemption pursuant to §264b HGB.
10 Exemption pursuant to §264 (3) HGB.

154 Notes to Consolidated Financial Statements (in millions of €, except where otherwise stated and per share amounts)

September 30, 2010	Equity interest in %
Siemens Finance B.V., The Hague / Netherlands	100
Siemens Financieringsmaatschappij N.V., The Hague / Netherlands	100
Siemens Healthcare Diagnostics B.V., Breda / Netherlands	100
Siemens Industrial Turbomachinery B.V., Hengelo / Netherlands	100
Siemens Industry Software B.V., Capelle aan den IJssel / Netherlands	100
Siemens International Holding B.V., The Hague / Netherlands	100
Siemens IT Solution and Services B.V., The Hague / Netherlands	100
Siemens Lease B.V., The Hague / Netherlands	100
Siemens Medical Solutions Diagnostics Holding I B.V., The Hague / Netherlands	100
Siemens Nederland N.V., The Hague / Netherlands	100
Traxon Technologies EU B.V., Barendrecht / Netherlands	100
TurboCare B.V., Hengelo / Netherlands	100
OSRAM AS, Baerum / Norway	100
Siemens AS, Oslo / Norway	100
Siemens Business Services AS, Oslo / Norway	100
Siemens Healthcare Diagnostics AS, Oslo / Norway	100
Siemens Höreapparater AS, Lillestroem / Norway	100
addIT Dienstleistungen GmbH & Co KG, Klagenfurt / Austria	100
addIT Dienstleistungs GmbH, Klagenfurt / Austria	100[7]
Arbeitsmarktservice BetriebsgmbH, Vienna / Austria	60[3]
Arbeitsmarktservice BetriebsgmbH & Co KG, Vienna / Austria	60[3]
ComBuild Kommunikations & Gebäudetechnologie GmbH, Vienna / Austria	100
ELIN EBG Traction GmbH, Vienna / Austria	100
ETM professional control GmbH, Eisenstadt / Austria	100
FSG Financial Services GmbH, Vienna / Austria	100
Hochquellstrom-Vertriebs GmbH, Vienna / Austria	100
Innovest 2007, Vienna / Austria	100
INNOVEST Kapitalanlage AG, Vienna / Austria	100
ITH icoserve technology for healthcare GmbH, Innsbruck / Austria	69
KDAG Beteiligungen GmbH, Vienna / Austria	100
Landis & Staefa (Österreich) GmbH, Vienna / Austria	100
Landis & Staefa GmbH, Vienna / Austria	100
OSRAM GmbH, Vienna / Austria	100
Saudi VOEST-ALPINE GmbH, Linz / Austria	100
SIELOG Systemlogik GmbH, Vienna / Austria	76
Siemens Aktiengesellschaft Österreich, Vienna / Austria	100

September 30, 2010	Equity interest in %
Siemens Electronics Assembly Systems GmbH, Vienna / Austria	100[7]
Siemens Electronics Assembly Systems GmbH & Co KG, Vienna / Austria	100
Siemens Gebäudemanagement & -Services G.m.b.H., Vienna / Austria	100
Siemens Healthcare Diagnostics GmbH, Vienna / Austria	100
Siemens Industry Software GmbH, Klagenfurt / Austria	100
Siemens Konzernbeteiligungen GmbH, Vienna / Austria	100
Siemens Liegenschaftsverwaltung GmbH, Vienna / Austria	100
Siemens Mitarbeitervorsorgekasse AG, Vienna / Austria	100
Siemens Pensionskasse AG, Vienna / Austria	100
Siemens Personaldienstleistungen GmbH, Vienna / Austria	100
Siemens Personaldienstleistungen GmbH & Co KG, Vienna / Austria	100
Siemens Product Lifecycle Management Software (AT) GmbH in Liqu., Linz / Austria	100
Siemens Transformers Austria GmbH, Vienna / Austria	100
Siemens Transformers Austria GmbH & Co KG, Vienna / Austria	100
Siemens VAI Metals Technologies GmbH, Linz / Austria	100
Steiermärkische Medizinarchiv GesmbH, Graz / Austria	52
Trench Austria GmbH, Leonding / Austria	100
TSG EDV-Terminal-Service Ges.m.b.H., Vienna / Austria	99
unit-IT Dienstleistungs GmbH, Linz / Austria	75[7]
unit-IT Dienstleistungs GmbH & Co KG, Linz / Austria	75
VA TECH Vermögensverwaltung AG in Liqu, Linz / Austria	92
VVK Versicherungs-Vermittlungs- und Verkehrs-Kontor GmbH, Vienna / Austria	100
Audio SAT Sp. z o.o., Poznan / Poland	100
DPC Polska Sp. z o.o., Cracow / Poland	100
OSRAM Sp. z o.o., Warsaw / Poland	100
Siemens Finance Sp. z o.o., Warsaw / Poland	100
Siemens Healthcare Diagnostics Sp. z o.o., Warsaw / Poland	100
Siemens IT Solutions and Services Sp. z o.o., Warsaw / Poland	100
Siemens Product Lifecycle Management Software (PL) Sp. z.o.o., Warsaw / Poland	100
Siemens Sp. z o.o., Warsaw / Poland	100
TurboCare Poland Spólka Akcyjna, Lubliniec / Poland	100
TurboCare Sp. z o.o., Breslau / Poland	80
OSRAM Empresa de Aparelhagem Eléctrica Lda., Lisbon / Portugal	100
Siemens Healthcare Diagnostics, Unipessoal Lda., Amadora / Portugal	100
Siemens IT Solutions and Services, Unipessoal, Lda, Amadora / Portugal	100

1 Control due to a majority of voting rights.
2 Control due to contractual arrangements.
3 Control due to economic circumstances.
4 No control due to contractual arrangements or legal circumstances.
5 No significant influence due to contractual arrangements or legal circumstances.
6 Significant influence due to contractual arrangements or legal circumstances.
7 Not consolidated due to immateriality.
8 Not accounted for using the equity method due to immateriality.
9 Exemption pursuant to §264b HGB.
10 Exemption pursuant to §264 (3) HGB.

September 30, 2010	Equity interest in %
Siemens S.A., Amadora/Portugal	100
OSRAM Romania S.R.L., Bucharest/Romania	100
SIEMENS (AUSTRIA) PROIECT SPITAL COLTEA SRL, Bucharest/Romania	100
Siemens IT Solutions and Services s.r.l., Bucharest/Romania	100[7]
Siemens Program and System Engineering S.R.L., Brasov/Romania	100
Siemens S.R.L., Bucharest/Romania	100
SIMEA SIBIU S.R.L., Sibiu/Romania	100
OAO OSRAM, Smolensk/Russian Federation	100
OOO Legion II, Moskau, Moscow/Russian Federation	100
OOO Legion T2, Moskau, Moscow/Russian Federation	100
OOO OEZ-R, Moscow/Russian Federation	100
OOO Russian Turbo Machinery, Perm, Perm/Russian Federation	51
OOO Siemens, Moscow/Russian Federation	100
OOO Siemens Elektroprivod, St. Petersburg/Russian Federation	66
OOO Siemens Elektrozavod High-voltage Engineering, Moscow/Russian Federation	51
OOO Siemens High Voltage Products, Ufimsker Region/Russian Federation	100
OOO Siemens Management Infrastruktury y Imuschestwa, Moscow/Russian Federation	100
OOO Siemens Transformers, Voronezh/Russian Federation	100
Siemens Product Lifecycle Management Software (RU), Moscow/Russian Federation	100
OSRAM AB, Stockholm/Sweden	100
Siemens AB, Upplands Väsby/Sweden	100
Siemens Electronics Assembly Systems AB, Stockholm/Sweden	100
Siemens Financial Services AB, Stockholm/Sweden	100
Siemens Healthcare Diagnostics AB, Södertälje/Sweden	100
Siemens Industrial Turbomachinery AB, Finspong/Sweden	100
Siemens Industry Software AB, Kista/Sweden	100
Siemens IT Solutions and Services AB, Upplands Väsby/Sweden	100
Tecnomatix Technologies Sweden AB, Kista/Sweden	100
Dade Behring Diagnostics AG, Düdingen/Switzerland	100
Huba Control AG, Würenlos/Switzerland	100
Intercom Telecommunication System AG in Liquidation, Bäch/Switzerland	100[7]
OSRAM AG, Winterthur/Switzerland	100

September 30, 2010	Equity interest in %
Siemens Audiologie AG, Adliswil/Switzerland	100
Siemens Fuel Gasification Technology Holding AG, Zug/Switzerland	100
Siemens Healthcare Diagnostics AG, Zurich/Switzerland	100
Siemens Industry Software AG, Urdorf/Switzerland	100
Siemens IT Solutions and Services AG, Zurich/Switzerland	100
Siemens Leasing AG, Zurich/Switzerland	100
Siemens Power Holding AG, Zug/Switzerland	100
Siemens Schweiz AG, Zurich/Switzerland	100
Stadt/Land Immobilien AG, Zurich/Switzerland	100
Trench Switzerland AG, Basel/Switzerland	100
OSRAM d.o.o., Belgrade/Serbia	100
Siemens d.o.o. Beograd, Belgrade/Serbia	100
Siemens IT Solutions and Services d.o.o., Belgrade/Serbia	100
OEZ Slovakia, spol. s r.o., Bratislava/Slovakia	100
OSRAM Slovakia a.s., Nové Zámky/Slovakia	100
SAT Systémy automatizacnej techniky spol. s.r.o., Bratislava/Slovakia	60
Siemens IT Solutions and Services s.r.o., Bratislava/Slovakia	100[7]
Siemens Medical Solutions Diagnostics, s.r.o. i.L., Bratislava/Slovakia	100
Siemens Program and System Engineering s.r.o., Bratislava/Slovakia	100
Siemens s.r.o., Bratislava/Slovakia	100
SIPRIN s.r.o., Bratislava/Slovakia	100
Siemens d.o.o., Ljubljana/Slovenia	100
Dade Behring Iberica Holding, S.L., Barcelona/Spain	100
Fábrica Electrotécnica Josa, S.A., Barcelona/Spain	100
OSRAM S.A., Madrid/Spain	100
Petnet Soluciones, S.L., Sociedad Unipersonal, Madrid/Spain	100
Siemens Fire & Security Products, S.A., Madrid/Spain	100
Siemens Healthcare Diagnostics S.L., Barcelona/Spain	100
Siemens Holding S.L., Madrid/Spain	100
Siemens IT Solutions and Services Holding, S.L., Madrid/Spain	100
Siemens IT Solutions and Services, S.L., Madrid/Spain	100
Siemens Product Lifecycle Management Software (ES), S.L., Barcelona/Spain	100
Siemens Renting S.A., Madrid/Spain	100
Siemens S.A., Madrid/Spain	100
Telecomunicación, Electrónica y Conmutación S.A., Madrid/Spain	100
VAI – INGDESI Automation S.L., Guecho/Spain	100
ANF DATA spol. s r.o., Prague/Czech Republic	100

1 Control due to a majority of voting rights.
2 Control due to contractual arrangements.
3 Control due to economic circumstances.
4 No control due to contractual arrangements or legal circumstances.
5 No significant influence due to contractual arrangements or legal circumstances.
6 Significant influence due to contractual arrangements or legal circumstances.
7 Not consolidated due to immateriality.
8 Not accounted for using the equity method due to immateriality.
9 Exemption pursuant to §264b HGB.
10 Exemption pursuant to §264 (3) HGB.

154 Notes to Consolidated Financial Statements (in millions of €, except where otherwise stated and per share amounts)

September 30, 2010	Equity interest in %
ETS Teplice s.r.o., Teplice/Czech Republic	100
OEZ s.r.o., Letohrad/Czech Republic	100
OSRAM Ceska republika s.r.o., Bruntál/Czech Republic	100
Siemens Audiologická Technika s.r.o., Prague/Czech Republic	100
Siemens Electric Machines s.r.o., Drasov/Czech Republic	100
Siemens Engineering a.s., Prague/Czech Republic	100
Siemens Industrial Turbomachinery s.r.o., Brno/Czech Republic	100
Siemens IT Solutions and Services, s.r.o., Prague/Czech Republic	100
Siemens Kolejova vozidla s.r.o., in Liquidation, Prague/Czech Republic	100[7]
Siemens Product Lifecycle Management Software (CZ) s.r.o., Prague/Czech Republic	100
Siemens s.r.o., Prague/Czech Republic	100
OSRAM Ampul Ticaret A.S., Istanbul/Turkey	100
Siemens Finansal Kiralama A.S., Istanbul/Turkey	100
Siemens Healthcare Diagnostik Ticaret Limited Sirketi., Istanbul/Turkey	100
Siemens Sanayi ve Ticaret A.S., Istanbul/Turkey	100
DP OSRAM Ukraine, Kiew/Ukraine	100
OOO OEZ Ukraine, Kiew/Ukraine	100
Siemens Ukraine, Kiew/Ukraine	100
evosoft Hungary Szamitastechnikai Kft., Budapest/Hungary	93
OSRAM Kft., Budapest/Hungary	100
Siemens Audiologiai Technika, Budapest/Hungary	100
Siemens Erömütechnika Kft., Budapest/Hungary	100
Siemens Investor Kft., Budapest/Hungary	100
Siemens PSE Program- és Rendszerfejlesztö Kft., Budapest/Hungary	100
Siemens Transzformátor Kft., Budapest/Hungary	100
Siemens Zrt., Budapest/Hungary	100
J. N. Kelly Security Holding Limited, Larnaka/Cyprus	100
Kintec Cyprus Ltd, Larnaka/Cyprus	100
America (133 companies)	
Ingdesi S.A., Buenos Aires/Argentina	100
OSRAM Argentina S.A.C.I., Buenos Aires/Argentina	100
Siemens Healthcare Diagnostics S.A., Buenos Aires/Argentina	100
Siemens IT Services S.A., Buenos Aires/Argentina	100
Siemens IT Solutions and Services S.A., Buenos Aires/Argentina	100
Siemens S.A., Buenos Aires/Argentina	100

September 30, 2010	Equity interest in %
VA TECH International Argentina SA, Buenos Aires/Argentina	100
Siemens Sociedad Anónima, Santa Cruz de la Sierra/Bolivia	100
Chemtech Servicos de Engenharia e Software Ltda., Rio de Janeiro/Brazil	100
Iriel Ind. Com. Sist. Eletr. Ltda., Canoas/Brazil	100
OSRAM do Brasil Lampadas Elétricas Ltda., Osasco/Brazil	100
Siemens Eletroeletronica Limitada, Manaus/Brazil	100
Siemens Healthcare Diagnósticos Ltda., São Paulo/Brazil	100
Siemens Ltda., São Paulo/Brazil	100
Siemens PLM Software do Brasil Ltda., São Caetano do Sul/Brazil	100
Siemens Security Services Ltda., São Paulo/Brazil	100
Siemens Sistemas Para Montagem De Componentes Electronicos Ltda., Sao Paulo/Brazil	100
Siemens Soluções e Serviços de Tecnologia da Informação Ltda., São Paulo/Brazil	100
Siemens VAI Metals Services Ltda., Volta Redonda/Brazil	100
Turbocare Limitada, Sao Paulo, São Paulo/Brazil	100
VA TECH América do sul Ltda., Rio de Janeiro/Brazil	100
VAI – INGDESI Automation Ltda., Belo Horizonte/Brazil	100
Dade Behring Hong Kong Holdings Corporation, Tortola, B.V.I./Virgin Islands(British)	100
OSRAM Chile Ltda., Santiago de Chile/Chile	100
Siemens Healthcare Diagnostics S.A., Santiago de Chile/Chile	100
Siemens S.A., Santiago de Chile/Chile	100
Siemens Healthcare Diagnostics S.A., San José/Costa Rica	51
Siemens S.A., San José/Costa Rica	100
Siemens Healthcare Diagnostics, S.A., Santo Domingo/Dominican Republic	100
Siemens, S.R.L., Santo Domingo/Dominican Republic	100
OSRAM del Ecuador S.A., Guayaquil/Ecuador	100
Siemens S.A., Quito/Ecuador	100
Siemens S.A., San Salvador/El Salvador	100
Siemens Healthcare Diagnostics, S.A., Guatemala City/Guatemala	100
Siemens S.A., Guatemala City/Guatemala	100
Siemens S.A., Tegucigalpa/Honduras	100
Dade Behring Holdings Hong Kong Ltd., Grand Cayman, Cayman Islands/Cayman Islands	100
Siemens Healthcare Diagnostics Manufacturing Limited, George Town/Cayman Islands	100
Venture Strategy Cayman Partners L.P., George Town/Cayman Islands	99[3]

1 Control due to a majority of voting rights.
2 Control due to contractual arrangements.
3 Control due to economic circumstances.
4 No control due to contractual arrangements or legal circumstances.
5 No significant influence due to contractual arrangements or legal circumstances.
6 Significant influence due to contractual arrangements or legal circumstances.
7 Not consolidated due to immateriality.
8 Not accounted for using the equity method due to immateriality.
9 Exemption pursuant to §264b HGB.
10 Exemption pursuant to §264 (3) HGB.

September 30, 2010	Equity interest in %
OSRAM Sylvania Ltd., Mississauga, Ontario/Canada	100
Siemens Canada Ltd., Burlington, Ontario/Canada	100
Siemens Financial Ltd., Mississauga, Burlington/Canada	100
SIEMENS HEALTHCARE DIAGNOSTICS LTD., Burlington, Ontario/Canada	100
Siemens Hearing Instruments Inc., Burlington ON/Canada	100[7]
Siemens IT Solutions and Services Inc., Burlington, Ontario/Canada	100
Siemens Product Lifecycle Management Software (CA) Ltd., Mississauga, Ontario/Canada	100
Siemens Transformers Canada Inc., Trois Rivières, Quebec/Canada	100
Siemens Water Technologies Canada, Inc., Burlington, Ontario/Canada	100
Trench Ltd., Saint John, New Brunswick/Canada	100
Turbocare Canada Ltd., Calgary, Alberta/Canada	100
Wheelabrator Air Pollution Control (Canada) Inc., Burlington, Ontario/Canada	100
OSRAM de Colombia Iluminaciones S.A., Bogotá/Colombia	100
Siemens Healthcare Diagnostics Ltda., Bogotá/Colombia	100
Siemens Manufacturing S.A., Bogotá/Colombia	100
Siemens S.A., Bogotá/Colombia	100
Dade Behring, S.A. de C.V., Mexico D.F./Mexico	100
Grupo Siemens S.A. de C.V., Mexico D.F./Mexico	100
Indústria de Trabajos Eléctricos S.A. de C.V., Ciudad Juárez/Mexico	100
Industrias OSRAM de México S.A., Tultitlán/Mexico	100
Ingdesi S.A. de C.V., Monterrey/Mexico	100
OSRAM de México S.A. de C.V., Tultitlán/Mexico	100
OSRAM S.A. de C.V., Tultitlán/Mexico	100
Proyectos de Energia S.A. de C.V., Mexico D.F./Mexico	100
SIEMENS ELECTRONICS ASSEMBLY SYSTEMS, S. DE R.L. DE C.V., Guadalajara/Mexico	100
Siemens Healthcare Diagnostics, S. de R.L. de C.V., Mexico D.F./Mexico	100
Siemens Inmobiliaria S.A. de C.V., Mexico D.F./Mexico	100
Siemens Innovaciones S.A. de C.V., Mexico D.F./Mexico	100
Siemens IT Business Services S de RL de CV, Mexico, D.F./Mexico	100
Siemens IT Solutions and Services S de RL de CV, Mexico, D.F./Mexico	100
Siemens Medical Solutions Diagnostics S. de R.L. de C.V., Mexico D.F./Mexico	100

September 30, 2010	Equity interest in %
Siemens Product Lifecycle Management Software (MX), S.A. de C.V., Santa Fe/Mexico	100
Siemens Servicios S.A. de C.V., Mexico D.F./Mexico	100
Siemens Transformadores, S.A. de C.V., Guanajuato/Mexico	100
Siemens, S.A. de C.V., Mexico D.F./Mexico	100
Siemens S.A., Managua/Nicaragua	100
Siemens Healthcare Diagnostics Panama, S.A, Panama City/Panama	100
Siemens S.A., Panama City/Panama	100
OSRAM de Perú S.A.C., Lima/Peru	100
Siemens S.A.C., Lima/Peru	100
Siemens Healthcare Diagnostics S.A., Montevideo/Uruguay	100
Siemens Telecomunicaciones S.A., Montevideo/Uruguay	51
Demag Delaval Turbomachinery Corp., Trenton, NJ/USA	100
Mannesmann Corporation, New York, NY/USA	100
Nimbus Technologies, LLC, Plano, TX/USA	100
OSRAM Opto Semiconductors, Inc., Sunnyvale, CA/USA	100
OSRAM SYLVANIA Inc., Danvers, MA/USA	100
OSRAM SYLVANIA Products Inc., Danvers, MA/USA	100
OSRAM Sylvania Puerto Rico Corp., Luquillo, PR/USA	100
P.E.T.NET Houston, LLC, Knoxville, TN/USA	51
PETNET Indiana LLC, Indianapolis, IN/USA	50[1]
PETNET Solutions Cleveland, LLC, Knoxville, TN/USA	63
PETNET Solutions, Inc., Knoxville, TN/USA	100
Schlesinger-Siemens Electrical, LLC, Alpharetta, GA/USA	51
Siemens Capital Company LLC, Iselin, NJ/USA	100
Siemens Corporation, New York, NY/USA	100
Siemens Credit Warehouse, Inc., Iselin, NJ/USA	100
Siemens Demag Delaval Turbomachinery, Inc., Hamilton, NJ/USA	100
Siemens Diagnostics Finance Co. LLC, Deerfield, IL/USA	100
Siemens Electronics Assembly Systems, LLC, Suwanee/USA	100
Siemens Energy, Inc., Orlando, FL/USA	100
Siemens Financial Services, Inc., Iselin, NJ/USA	100
Siemens Financial, Inc., Iselin, NJ/USA	100
Siemens Fossil Services, Inc., Orlando, FL/USA	100
Siemens Generation Services Company, Orlando, FL/USA	100
Siemens Government Services, Inc., Reston, VA/USA	100
Siemens Healthcare Diagnostics Inc., Tarrytown/USA	100
Siemens Hearing Instruments, Inc., Piscataway, NJ/USA	100
Siemens Industry, Inc., Buffalo Grove, IL/USA	100
Siemens IT Solutions and Services, Inc., Norwalk, CT/USA	100
Siemens Medical Solutions USA, Inc., Malvern, PA/USA	100

1 Control due to a majority of voting rights.
2 Control due to contractual arrangements.
3 Control due to economic circumstances.
4 No control due to contractual arrangements or legal circumstances.
5 No significant influence due to contractual arrangements or legal circumstances.
6 Significant influence due to contractual arrangements or legal circumstances.
7 Not consolidated due to immateriality.
8 Not accounted for using the equity method due to immateriality.
9 Exemption pursuant to §264b HGB.
10 Exemption pursuant to §264 (3) HGB.

154 Notes to Consolidated Financial Statements (in millions of €, except where otherwise stated and per share amounts)

September 30, 2010	Equity interest in %
Siemens Molecular Imaging, Inc., Knoxville, TN/USA	100
Siemens Power Generation Service Company, Ltd., Orlando, FL/USA	100
Siemens Product Lifecycle Management Software II (US), Plano, TX/USA	100
Siemens Product Lifecycle Management Software Inc., Plano, TX/USA	100
Siemens Public, Inc., Wilmington, DE/USA	100
Siemens Treated Water Outsourcing Corp., Rockford, IL/USA	100
Siemens USA Holdings, Inc., New York, NY/USA	100
Siemens Water Technologies Corp., Warrendale, PA/USA	100
Siemens Water Technologies Holding Corp., Warrendale, PA/USA	100
SMI Holding LLC, New York, NY/USA	100
Sylvania Lighting Services Corp., Danvers, MA/USA	100
The Colorado Medical Cyclotron, LLC, Knoxville, TN/USA	90
Transport & Distribution Inc., Danvers, MA/USA	100
Traxon Supply USA Inc., EAST RUTHERFORD, NJ/USA	100
Turbine Airfoil Coating & Repair LLC, Middletown, NY/USA	51[3]
Turblex Inc., Springfield, MO/USA	100
TurboCare, Inc., Chicopee, MA/USA	100
Wheelabrator Air Pollution Control Inc., Pittsburgh, PA/USA	100
Winergy Drive Systems Corp., Elgin, IL/USA	100
Siemens Electro Industrial S.A., Caracas/Venezuela	100[7]
Siemens Healthcare Diagnostics C.A., Caracas/Venezuela	100
Siemens S.A., Caracas/Venezuela	100
TurboCare C.A., Caracas/Venezuela	100
Asia (183 companies)	
Siemens W.L.L., Manama/Bahrain	51
Siemens Bangladesh Ltd., Dhaka/Bangladesh	100
Beijing Siemens Cerberus Electronics Ltd., Beijing/China	80
Chengdu KK&K Power Fan Co., Ltd., Chengdu/China	51
Chung Tak Lighting Control Systems (Guangzhou) Ltd., Guangzhou/China	59
DPC (Tianjin) Co., Ltd., Tianjin/China	100
Morgan Mill Parts (Shanghai) Co., Ltd., Shanghai/China	100
Morgan Morgoil (Shanghai) Company, Ltd., Shanghai/China	100
Morgan Rolling Mill (Shanghai) Co., Ltd., Shanghai/China	100
MWB (Shanghai) Co Ltd., Shanghai/China	65
Ningbo Zuoming Electronics Co. Ltd., Ningbo/China	100
OSRAM China Lighting Ltd., Foshan/China	90
OSRAM Kunshan Display Optic Co. Ltd., Kunshan/China	100

September 30, 2010	Equity interest in %
Siemens Building Technologies (Tianjin) Ltd., Tianjin/China	70
Siemens Circuit Protection Systems Ltd., Shanghai/China	75
Siemens Electrical Apparatus Ltd., Suzhou/China	100
Siemens Electrical Drives (Shanghai) Ltd., Shanghai/China	100
Siemens Electrical Drives Ltd., Tianjin/China	85
Siemens Electronics Assembly Systems Ltd., Shanghai, Shanghai/China	100
Siemens Factory Automation Engineering Ltd., Beijing/China	68
Siemens Finance and Leasing Ltd., Beijing/China	100
Siemens Financial Services Ltd., Beijing/China	100
Siemens Gas Turbine Parts Ltd., Shanghai/China	51
Siemens Healthcare Diagnostics (Shanghai) Co. Ltd., Shanghai/China	100
Siemens Hearing Instruments (Suzhou) Co. Ltd., Suzhou/China	100
Siemens High Voltage Circuit Breakers Ltd., Hangzhou/China	51
Siemens High Voltage Switchgear Guangzhou Ltd., Guangzhou/China	94
Siemens High Voltage Switchgear Ltd., Shanghai/China	51
Siemens Industrial Automation Ltd., Shanghai, Shanghai/China	90
Siemens Industrial Turbomachinery (Huludao) Co. Ltd., Huludao/China	70
Siemens Industry Software (Shanghai) Co., Ltd., Shanghai/China	100
Siemens International Trading Ltd., Shanghai, Shanghai/China	100
Siemens Ltd., China, Beijing/China	100
Siemens Manufacturing and Engineering Centre Ltd., Shanghai/China	51
Siemens Mechanical Drive Systems (Tianjin) Co., Ltd., Tianjin/China	100
Siemens Medical Solutions Diagnostics Ltd., Beijing/China	100
Siemens Medium Voltage Switching Technologies (Wuxi) Ltd., Wuxi/China	85
Siemens Mindit Magnetic Resonance Ltd., Shenzhen/China	95
Siemens Numerical Control Ltd., Nanjing/China	80
Siemens PLM Software (Shenzhen) Limited, Shenzhen/China	100
Siemens Power Automation Ltd., Nanjing/China	100
Siemens Power Equipment Packages Co. Ltd., Shanghai, Shanghai/China	65
Siemens Power Plant Automation Ltd., Nanjing/China	100
Siemens Process Analytics Co. Ltd., Shanghai, Shanghai/China	100

1 Control due to a majority of voting rights.
2 Control due to contractual arrangements.
3 Control due to economic circumstances.
4 No control due to contractual arrangements or legal circumstances.
5 No significant influence due to contractual arrangements or legal circumstances.
6 Significant influence due to contractual arrangements or legal circumstances.
7 Not consolidated due to immateriality.
8 Not accounted for using the equity method due to immateriality.
9 Exemption pursuant to §264b HGB.
10 Exemption pursuant to §264 (3) HGB.

September 30, 2010	Equity interest in %
Siemens Program and System Engineering (Nanjing) Co. Ltd., Nanjing / China	100
Siemens Real Estate Management (Beijing) Ltd., Co., Beijing / China	100
Siemens Sensors & Communication Ltd., Dalian / China	100
Siemens Shanghai Medical Equipment Ltd., Shanghai / China	100
Siemens Signalling Co. Ltd., Xi'an, Xian / China	70
Siemens Standard Motors Ltd., Jiangsu, Yizheng / China	100
Siemens Surge Arresters Ltd., Wuxi / China	100
Siemens Switchgear Co. Ltd., Shanghai / China	55
Siemens Technology Development (Beijing) Ltd. Corp., Beijing / China	90
Siemens Transformer (Guangzhou) Co., Ltd., Guangzhou / China	63
Siemens Transformer (Wuhan) Company Ltd., Wuhan City / China	100
Siemens Transformer Company Ltd., Jinan / China	90
Siemens VAI Manufacturing (Taicang) Co., Ltd., Taicang / China	100
Siemens Water Technologies and Engineering (Tianjin) Co., Ltd., Tianjin / China	68
Siemens Water Technologies Ltd., Beijing / China	100
Siemens Wind Power Blades (Shanghai) Co., Ltd., Shanghai / China	100
Siemens Wind Power Turbines (Shanghai) Co. Ltd., Shanghai / China	100
Siemens Wiring Accessories Shandong Ltd., Zibo / China	68
Siemens X-Ray Vacuum Technology Ltd., Wuxi / China	100
Sunny World (Shaoxing) Green Lighting Co., Ltd., Shaoxing / China	100
Trench High Voltage Products Ltd., Shenyang, Shenyang / China	65
Winergy Drive Systems (Tianjin) Co. Ltd., Tianjin / China	100
Asia Care Holding Limited, Hongkong / Hong-Kong	100[7]
Morgan-China Ltd., Hongkong / Hong-Kong	100
OSRAM Asia Pacific Ltd., Hongkong / Hong-Kong	100
OSRAM Holding Company Ltd., Hongkong / Hong-Kong	100
OSRAM Lighting Control Systems Ltd., Hongkong / Hong-Kong	65
OSRAM Opto Semiconductors Asia Ltd., Hongkong / Hong-Kong	100
Siemens Building Technologies (Hong Kong/China) Ltd., Hongkong / Hong-Kong	100
Siemens Healthcare Diagnostics Limited, Hongkong / Hong-Kong	100

September 30, 2010	Equity interest in %
Siemens Ltd., Hongkong / Hong-Kong	100
Siemens Product Lifecycle Management Software (HK) Limited, Hongkong / Hong-Kong	100
Siemens Water Technologies International Sales Ltd., Hongkong / Hong-Kong	100
Sunny World Ltd., Hongkong / Hong-Kong	80
Traxon Technologies Ltd., Hongkong / Hong-Kong	51
Flender Ltd., Kolkata / India	100
Morgan Construction Company India Private Limited, Mumbai / India	100
OSRAM India Pvt. Ltd., Gurgaon / India	100
PETNET Radiopharmaceutical Solutions Pvt. Ltd., Neu Delhi / India	100
Powerplant Performance Improvement Ltd., Neu Delhi / India	50[1]
Siemens Building Technologies Pvt. Ltd., Chennai / India	100
Siemens Corporate Finance Pvt. Ltd., Mumbai / India	100
Siemens Demag Delaval Turbomachinery Pvt. Ltd., Pune / India	100[7]
Siemens Financial Services Private Limited, Mumbai, India, Mumbai / India	100
Siemens Healthcare Diagnostics Ltd., Vadodara / India	69
Siemens Hearing Instruments Pvt. Ltd., Bengaluru / India	100
Siemens Information Processing Services Pvt. Ltd., Bengaluru / India	100
Siemens Information Systems Ltd., Mumbai / India	100
Siemens IT Solutions and Services Pvt. Ltd., Mumbai / India	100
Siemens Ltd., Mumbai / India	55
Siemens Nixdorf Information Systems Pvt. Ltd., Mumbai / India	100
Siemens Power Engineering Pvt. Ltd., Gurgaon / India	100
Siemens Product Lifecycle Management Software (India) Private Limited, Neu Delhi / India	100
Siemens Rolling Stock Pvt. Ltd., Mumbai / India	100
Siemens VAI Metals Technologies Private Limited, Kolkata / India	100
Vista Security Technics Private Limited, Chennai / India	100
Winergy Drive Systems India Pvt. Ltd., Chennai / India	100
P.T. OSRAM Indonesia, Tangerang / Indonesia	100
P.T. Siemens Hearing Instruments, Batam / Indonesia	100
P.T. Siemens Indonesia, Jakarta / Indonesia	100
Demag Delaval Desoil Services (Sherkate Sahami Khass), Qeshm / Iran	51
OSRAM Lamp (P.J.S) Co., Teheran / Iran	100
Siemens Sherkate Sahami (Khass), Teheran / Iran	96
Robcad Limited, Herzliya / Israel	100

1 Control due to a majority of voting rights.
2 Control due to contractual arrangements.
3 Control due to economic circumstances.
4 No control due to contractual arrangements or legal circumstances.
5 No significant influence due to contractual arrangements or legal circumstances.
6 Significant influence due to contractual arrangements or legal circumstances.
7 Not consolidated due to immateriality.
8 Not accounted for using the equity method due to immateriality.
9 Exemption pursuant to §264b HGB.
10 Exemption pursuant to §264 (3) HGB.

154 Notes to Consolidated Financial Statements (in millions of €, except where otherwise stated and per share amounts)

September 30, 2010	Equity interest in %
Siemens Concentrated Solar Power Ltd., Beit Shemesh / Israel	100
Siemens Israel Ltd., Tel Aviv / Israel	100
Siemens Product Lifecycle Management Software (IL) Ltd., Herzliya / Israel	100
Siemens Product Lifecycle Management Software 2 (IL) Ltd., Herzliya / Israel	100
UGS Israeli Holdings (Israel) Ltd., Herzliya / Israel	100
Hokkaido Kikoeno Plaza, Hokkaido / Japan	85
Kikoeno Soudanshitsu, Mie / Japan	100
Koden, Hiroshima / Japan	54
Mochida Siemens Medical Systems Co. Ltd., Tokyo / Japan	90
OSRAM Ltd., Yokohama / Japan	100
OSRAM-MELCO Ltd., Yokohama / Japan	51
OSRAM-MELCO Toshiba Lighting Ltd., Yokosuka / Japan	50[1]
Seiko Hochouki, Aichi / Japan	86
Siemens Financial Services K.K., Tokyo / Japan	100
Siemens Healthcare Diagnostics K.K., Tokyo / Japan	100
Siemens Hearing Instruments K.K., Tokyo / Japan	100
Siemens Japan Holding K.K., Tokyo / Japan	100
Siemens Japan K.K., Tokyo / Japan	100
Siemens Kameda Healthcare IT Systems K.K., Tokyo / Japan	67
Siemens Product Lifecycle Management Software (JP) K.K., Tokyo / Japan	100
Siemens Product Lifecycle Management Software II (JP) K.K., Tokyo / Japan	100
Siemens TOO, Almaty / Kazakhstan	100
OSRAM Korea Co. Ltd., Ansan-City / Korea	100
Siemens Healthcare Diagnostics Limited, Seoul / Korea	100
Siemens Ltd., Seoul / Korea	100
Siemens PETNET Korea Co. Ltd., Seoul / Korea	100
Siemens Product Lifecycle Management Software (KR) Ltd., Seoul / Korea	100
Siemens Electrical & Electronic Services K.S.C., Kuwait / Kuwait	47[2]
Dade Behring Diagnostics (Malaysia) Sdn. Bhd., Petalang Jaya, Selangor / Malaysia	100
EPE Reyrolle (Malaysia) Sdn. Bhd., Kuala Lumpur / Malaysia	100
OSRAM (Malaysia) Sdn. Bhd., Kuala Lumpur / Malaysia	100
Osram Opto Semiconductors (Malaysia) Sdn Bhd, Penang / Malaysia	100
Siemens Healthcare Diagnostics Sdn. Bhd., Petaling Jaya / Malaysia	100
Siemens Malaysia Sdn. Bhd., Petaling Jaya / Malaysia	100

September 30, 2010	Equity interest in %
Siemens Transportation Turnkey Systems Sdn. Bhd., Kuala Lumpur / Malaysia	100
Sountex Hearing Instruments Sdn. Bhd., Kuala Lumpur / Malaysia	100
VA TECH Holdings (Malaysia) Sdn. Bhd., Kuala Lumpur / Malaysia	100
VA TECH Malaysia Sdn., Kuala Lumpur / Malaysia	30[2]
Siemens L.L.C., Muscat / Oman	51
Siemens Pakistan Engineering Co. Ltd., Karachi / Pakistan	66
Dade Behring Diagnostics Philippines, Inc., Manila / Philippines	100
Siemens IT Solutions and Services Inc., Manila / Philippines	100
Siemens Power Operations, Inc., Manila / Philippines	100
Siemens, Inc., Manila / Philippines	100
Siemens W.L.L., Doha / Qatar	49[2]
Arabia Electric Ltd. (Equipment), Jeddah / Saudi Arabia	51
ISCOSA Industries and Maintenance Ltd., Riyadh / Saudi Arabia	51
Siemens Ltd., Jeddah / Saudi Arabia	51
VA TECH T & D Co. Ltd., Riyadh / Saudi Arabia	51
Westinghouse Saudi Arabia Ltd., Riyadh / Saudi Arabia	100[7]
iMetrex Technologies Pte. Ltd., Singapore / Singapore	100
OSRAM Pte. Ltd., Singapore / Singapore	100
PETNET Solutions Private Limited, Singapore / Singapore	100
Siemens Electronics Assembly Systems Pte. Ltd, Singapore / Singapore	100
Siemens Healthcare Diagnostics Pte. Ltd., Singapore / Singapore	100
Siemens IT Solutions and Services Operations Pte. Ltd, Singapore / Singapore	100
Siemens Medical Instruments Pte. Ltd., Singapore / Singapore	100
Siemens Product Lifecycle Management Software (SG) Pte. Ltd., Singapore / Singapore	100
Siemens Product Lifecycle Management Software II (SG) Pte. Ltd., Singapore / Singapore	100
Siemens Pte. Ltd., Singapore / Singapore	100
OSRAM Taiwan Company Ltd., Taipeh / Taiwan	100
Siemens Ltd., Taipeh / Taiwan	100
Siemens Product Lifecycle Management Software (TW) Co. Ltd., Taipeh / Taiwan	100
OSRAM Thailand Co. Ltd., Bangkok / Thailand	100
Siemens IT Solutions and Services Ltd., Bangkok / Thailand	100
Siemens Limited, Bangkok / Thailand	99
Siemens Product Lifecycle Management Software (TH) Co. Ltd., Bangkok / Thailand	100

1 Control due to a majority of voting rights.
2 Control due to contractual arrangements.
3 Control due to economic circumstances.
4 No control due to contractual arrangements or legal circumstances.
5 No significant influence due to contractual arrangements or legal circumstances.
6 Significant influence due to contractual arrangements or legal circumstances.
7 Not consolidated due to immateriality.
8 Not accounted for using the equity method due to immateriality.
9 Exemption pursuant to §264b HGB.
10 Exemption pursuant to §264 (3) HGB.

September 30, 2010	Equity interest in %
VA TECH Holding (Thailand) Co. Ltd., Bangkok/Thailand	49[2]
VA TECH Transmission & Distribution Co. Ltd., Bangkok/Thailand	100
OSRAM Middle East FZE, Dubai/United Arab Emirates	100
SD (Middle East) LLC, Dubai/United Arab Emirates	49[2]
Siemens LLC, Abu Dhabi/United Arab Emirates	49[2]
Siemens Middle East, FZ-LLC, Dubai/United Arab Emirates	100
Siemens Automation Systems Ltd., Binh Duong/Vietnam	100
Siemens Ltd., Ho Chi Minh City/Vietnam	100
Africa (37 companies)	
Siemens Healthcare Diagnostics S.A.E, Cairo/Egypt	100
Siemens Ltd. for Trading, Cairo/Egypt	100
Siemens Technologies S.A.E., Cairo/Egypt	90
ESTEL Rail Automation SPA, Algiers/Algeria	51
Siemens Spa, Algiers/Algeria	100
Siemens S.A., Luanda/Angola	51
Siemens (Pvt) Ltd., Addis Abeba/Ethiopia	100
Siemens Kenya Ltd., Nairobi/Kenya	100
SCIENTIFIC MEDICAL SOLUTION DIAGNOSTICS S.A.R.L., Casablanca/Morocco	100
Siemens Plant Operations Tahaddart SARL, Tanger/Morocco	100
Siemens S.A., Casablanca/Morocco	100
Siemens Lda., Maputo/Mozambique	100
Siemens Pty. Ltd., Windhoek/Namibia	100
Siemens Ltd., Lagos/Nigeria	68
Siemens Pty. Ltd., Gaborone/Botswana	100
Siemens Pvt. Ltd., Harare/Zimbabwe	100[7]
Business Venture Investments No 626 (Pty) Ltd, Johannesburg/South Africa	0[3]
Comos Industry Solutions (Pty) Ltd, Bryanston, Johannesburg/South Africa	100
Dade Behring South Africa (Pty) Ltd, Randjesfontein/South Africa	100
Flender Power Transmission (Pty) Ltd., Johannesburg/South Africa	100
Linacre Investments (Pty) Ltd., Kenilworth/South Africa	0[3]
Marqott (Proprietory) Limited, Pretoria/South Africa	100
Marqott Holdings (Pty.) Ltd., Pretoria/South Africa	100
OSRAM (Pty.) Ltd., Midrand/South Africa	100
Siemed Services (Pty.) Ltd., Mayville/South Africa	51
Siemens Building Technologies (Pty) Ltd., Midrand, Johannesburg/South Africa	100

September 30, 2010	Equity interest in %
Siemens Healthcare Diagnostics (Pty.) Limited, Isando/South Africa	100
Siemens Hearing Solution (Pty.) Ltd., Randburg/South Africa	100
Siemens IT Solutions and Services (Pty) Ltd., Johannesburg/South Africa	100
Siemens IT Solutions and Services Holdings (Pty) Ltd., Johannesburg/South Africa	100
Siemens IT Solutions and Services South Africa (Pty) Ltd, Midrand, Halfway House/South Africa	100
Siemens Ltd., Midrand/South Africa	70
Siemens Real Estate Management (Pty.) Ltd., Umtata/South Africa	100
SIEMENS VAI METALS SERVICES (Pty) Ltd., Johannesburg/South Africa	100
VDO Car Communication South Africa (Pty.) Ltd., Martindale/South Africa	100[7]
Siemens Tanzania Ltd., Dar Es Salaam/Tanzania	100
Siemens S.A., Tunis/Tunisia	100
Australia/New Zealand/Oceans (13 companies)	
Eden Technology Pty Ltd, Victoria/Australia	100[7]
Memcor Australia Pty. Ltd., South Windsor/Australia	100
OSRAM Australia Pty. Ltd., Sydney/Australia	100
Siemens Building Technologies Pty. Ltd., Mount Waverley/Australia	100[7]
Siemens Healthcare Diagnostics Limited, Bayswater/Australia	100
Siemens Hearing Instruments Pty. Ltd., Bayswater/Australia	100
Siemens IT Solutions and Services Pty. Ltd., Victoria/Australia	100
Siemens Ltd., Bayswater/Australia	100
Siemens Product Lifecycle Management Software (AUS) Pty Ltd., Melbourne/Australia	100
Siemens Rail Services Bayside Pty. Ltd., Bayside/Australia	100
Siemens Rail Services Swanston Pty. Ltd., Swanston/Australia	100
Siemens (N.Z.) Ltd., Auckland/New Zealand	100
Siemens Healthcare Diagnostics Limited, Wellington/New Zealand	100
Associated companies and joint ventures	
Germany (45 companies)	
ATS Projekt Grevenbroich GmbH, Schüttorf	25[8]
BELLIS GmbH, Braunschweig	49[8]
Berufsbildungszentrum ESTA-Flender GmbH, Wittgensdorf	50[8]
BGZ Beteiligungsgesellschaft Zukunftsenergien AG, Husum	25

1 Control due to a majority of voting rights.
2 Control due to contractual arrangements.
3 Control due to economic circumstances.
4 No control due to contractual arrangements or legal circumstances.
5 No significant influence due to contractual arrangements or legal circumstances.
6 Significant influence due to contractual arrangements or legal circumstances.
7 Not consolidated due to immateriality.
8 Not accounted for using the equity method due to immateriality.
9 Exemption pursuant to §264b HGB.
10 Exemption pursuant to §264 (3) HGB.

154 Notes to Consolidated Financial Statements (in millions of €, except where otherwise stated and per share amounts)

September 30, 2010	Equity interest in %
BSH Bosch und Siemens Hausgeräte GmbH, Munich	50
BWI Informationstechnik GmbH, Meckenheim	50[4]
DKS Dienstleistungsgesellschaft f. Kommunikationsanlagen des Stadt- und Regionalverkehrs mbH, Cologne	49[8]
Erlangen AG Technologie Scouting und Marketing, Erlangen	32[8]
FEAG Fertigungscenter für Elektrische Anlagen GmbH, Erlangen	49[8]
GKZ Krefeld Beteiligungs-Gesellschaft zur Errichtung und zum Betrieb radiochirurgischer Einrichtungen mbH, Krefeld	41[8]
GKZ Krefeld Gesellschaft zur Errichtung und zum Betrieb radiochirurgischer Einrichtungen mbH & Co. KG, Krefeld	41[8]
HANSATON Akustik GmbH, Hamburg	50[8]
IFTEC GmbH & Co. KG, Leipzig	50
Infineon Technologies Bipolar GmbH & Co. KG, Warstein	40
Infineon Technologies Bipolar Verwaltungs-GmbH, Warstein	40[8]
Inge Watertechnologies AG, Greifenberg	23[8]
Innovative Wind Concepts GmbH, Husum	50
Krauss-Maffei Wegmann GmbH & Co. KG, Munich	49
Krauss-Maffei Wegmann Verwaltungs-GmbH, Munich	49[8]
Krempel Isolierteile GmbH & Co. KG, Thalheim	49
Krempel Isolierteile Verwaltungs-GmbH, Thalheim	49[8]
LIB Verwaltungs-GmbH, Leipzig	50[8]
Lightcycle Retourlogistik und Service GmbH, Munich	47[8]
Maschinenfabrik Reinhausen GmbH, Regensburg	26
Maxxtec AG, Sinsheim	22
MeVis BreastCare GmbH & Co. KG, Bremen	49
MeVis BreastCare Verwaltungsgesellschaft mbH, Bremen	49[8]
Partikeltherapiezentrum Kiel GmbH & Co. KG, Kiel	50[8]
PolyIC GmbH & Co. KG, Fürth	49
PolyIC Verwaltungs GmbH, Fürth	49[8]
Power Vermögensbeteiligungsgesellschaft mbH Die Erste, Hamburg	50[8]
PTZ Partikeltherapiezentrum Kiel Management GmbH, Wiesbaden	50[8]
RITOS GmbH, Mömbris	50[8]
Setrix AG, Munich	26
SIEKAP Industrial Services Gernsbach GmbH, Gernsbach	50[8]
Siemens-Electrogeräte GmbH, Munich	100[4,8]
SKAG Eurocash, Munich	16[6]
SKAG Euroinvest Corporates, Munich	40
Symeo GmbH, Neubiberg	76[4,8]
Thermosensorik GmbH, Erlangen	45
Transrapid International Verwaltungsgesellschaft mbH i.L., Berlin	50[8]

September 30, 2010	Equity interest in %
Voith Hydro Holding GmbH & Co. KG, Heidenheim	35
Voith Hydro Holding Verwaltungs GmbH, Heidenheim	35[8]
Wohnen am Wedding KG THG Immobilien-Fondsgesellschaft mbH & Co., Berlin	26[8]
Wustermark Energie GKW Beteiligungs-GmbH, Hamburg	50[8]
Europe (without Germany) (78 companies)	
EMGO N.V., Lommel / Belgium	50
M-Brussels Invest S.A./N.V. i.L., Brussels / Belgium	25[8]
T-Power NV, Brussels / Belgium	33
Recylum Societe par Actions Simplifiée, Paris / France	25[8]
TRIXELL S.A.S., Moirans / France	25
Anakiklosi Siskevon Simetochiki S.A., Piraeus / Greece	20[8]
Eviop-Tempo A.E. Electrical Equipment Manufacturers, Vassilikó Èvias/Euböa / Greece	48
Gwynt y Mor Offshore Wind Farm Limited, Swindon, Swindon / Great Britain	10[6]
Kempston (1987) Limited, Croydon, Surrey / Great Britain	50[8]
Lincs Renewable Energy Holdings Limited, London / Great Britain	50
OsteoDynamiX Ltd., London, UK / Great Britain	38[8]
Plessey Holdings Ltd., Frimley, Surrey / Great Britain	50[8]
Pyreos Limited, Edinburgh, Schottland / Great Britain	50[8]
SMart Wind Limited, London / Great Britain	50
Unincorporated Joint Venture Gwynt y Mor, Swindon / Great Britain	10[6]
Archimede Solar Energy S.p.A., Massa Martana / Italy	46
Cremona Engineering S.r.l., Cremona / Italy	50[8]
E-Utile S.p.A., Milan / Italy	51[4]
Transfima GEIE, Turin / Italy	42[8]
Transfima S.p.A., Milan / Italy	49[8]
Turboservice Torino S.p.A., Turin / Italy	50[8]
VAL 208 Torino GEIE, Milan / Italy	86[4,8]
SIA Ekogaisma, Riga / Latvia	33[8]
Solutions & Infrastructure Services Limited, Gzira / Malta	50
Eemsmond Energie B.V., Amsterdam / Netherlands	50[8]
Enterprise Networks Holdings B.V., Amsterdam / Netherlands	49
Infraspeed Maintainance B.V., Zoetermeer / Netherlands	46[8]
Nokia Siemens Networks Holding B.V., Amsterdam / Netherlands	50
Ural Locomotives Holding Besloten Vennootschap, The Hague / Netherlands	49
Wirescan AS, Halden / Norway	31

1 Control due to a majority of voting rights.
2 Control due to contractual arrangements.
3 Control due to economic circumstances.
4 No control due to contractual arrangements or legal circumstances.
5 No significant influence due to contractual arrangements or legal circumstances.
6 Significant influence due to contractual arrangements or legal circumstances.
7 Not consolidated due to immateriality.
8 Not accounted for using the equity method due to immateriality.
9 Exemption pursuant to §264b HGB.
10 Exemption pursuant to §264 (3) HGB.

September 30, 2010	Equity interest in %
"smart technologies" Management-Beratungs- und Beteiligungsgesellschaft m.b.H., Vienna / Austria	26
AHC Austrian Health Care Systems & Engineering GmbH, Vienna / Austria	33[8]
Archivium Dokumentenarchiv Gesellschaft m.b.H., Vienna / Austria	50
CYBERDOC Gesellschaft für Digitale Kommunikation im Notariat GmbH, Vienna / Austria	50[8]
CYBERDOC Gesellschaft für Digitale Kommunikation im Notariat GmbH & Co KG, Vienna / Austria	50
DURATION plus, Vienna / Austria	9[6]
ELIN GmbH, Vienna / Austria	50[8]
ELIN GmbH & Co KG, Linz / Austria	50
Innovest Cash Beta Plus, Vienna / Austria	16[6]
Innovest Cash Duration Plus, Vienna / Austria	21
Innovest Cash Neutral Equity, Vienna / Austria	21
INNOVEST Cash premium, Vienna / Austria	24
Kompetenzzentrum Licht GmbH Innsbruck, Innsbruck / Austria	33[8]
Siemens Bacon GmbH, Vienna / Austria	50[8]
Siemens Bacon GmbH & Co KG, Vienna / Austria	50
Siemens Convertibles Emerging Markets, Vienna / Austria	16[6]
Siemens Convertibles Global Markets, Vienna / Austria	8[6]
Siemens Equity North America, Vienna / Austria	6[6]
Siemens Equity Pacific-RIM, Vienna / Austria	7[6]
Siemens Equity Western Europe, Vienna / Austria	5[6]
Siemens Global Bonds, Vienna / Austria	9[6]
Siemens Global Corporate Bonds, Vienna / Austria	9[6]
Siemens Innovest Beta Plus, Vienna / Austria	33
Siemens Rich & Liquid, Vienna / Austria	14[6]
Siemens S3, Vienna / Austria	28
Siemens S5, Vienna / Austria	19[6]
vatron gmbh, Linz / Austria	29
MTS – Metro, Transportes do Sul S.A., Lisbon / Portugal	21[8]
Northern Capital Express (Express Severnoy Stolitsy), Moscow / Russian Federation	25[8]
OOO FuchsMetmasch, Cherepovets / Russian Federation	40[8]
OOO Interturbo, St. Petersburg / Russian Federation	45[8]
OOO Transconverter, Moscow / Russian Federation	35[8]
OOO VIS Automation mit Zusatz "Ein Gemeinschaftsunterneh- men von VIS und Siemens", Moscow / Russian Federation	49
ZAO Interautomatika, Moscow / Russian Federation	46
ZAO Nuclearcontrol, Moscow / Russian Federation	40[8]
ZAO Systema-Service, St. Petersburg / Russian Federation	26

September 30, 2010	Equity interest in %
Certas AG, Zurich / Switzerland	50
Interessengemeinschaft TUS, Männedorf / Switzerland	50
EKOSIJ d.o.o., Ljubljana / Slovenia	25[8]
Desarrollo de Aplicaciones Especiales S.A., Madrid / Spain	39
Merida Power, S.L., Madrid / Spain	50[8]
Nertus Mantenimiento Ferroviario S.A., Barcelona / Spain	51[4]
Soleval Renovables S.L., Sevilla / Spain	50
Solucia Renovables 1, S.L., Lebrija (Sevilla) / Spain	50
Termica AFAP S.A., Villacanas / Spain	20[8]
EKOLAMP s.r.o., Prague / Czech Republic	30[8]
Meomed s.r.o., Prerov / Czech Republic	47[8]
South Energia Zrt., Szeged / Hungary	50
America (30 companies)	
Metronec S.A. -Siemens IT solutions & Services S.A. – Indra SI S.A. Union transitoria de empresa, Buenos Aires / Argentina	24
Metronec S.A. -Siemens IT solutions & Services S.A.Union transitoria de empresas, Buenos Aires / Argentina	30
Sistemas Catastrales S.A., Buenos Aires / Argentina	50
UTE Salta, Salta / Argentina	50
UTE Transito, Buenos Aires / Argentina	65[4]
CVL Componentes de Vidro Ltda., Caçapava / Brazil	50
innotec do Brasil Ltda., São Paulo / Brazil	21[8]
PowerU International Ltd., George Town / Cayman Islands	22
Union Temporal Recaudo y Tecnologia, Cali / Colombia	20
Pemopro S.A. de C.V., Mexico D.F. / Mexico	25[8]
Brockton Power Company LLC, Boston, MA / USA	23
Brockton Power Holdings Inc., Boston, MA / USA	25[8]
Brockton Power Properties, Inc., Boston, MA / USA	25[8]
Cyclos Semiconductor, Inc., Berkeley, CA / USA	41
Hear USA, Inc., West Palm Beach / USA	14[6,8]
NetCrystal Inc., Mountain View, CA / USA	21
Panoratio Database Holding Incorporation, San Francisco, CA / USA	36[8]
PHSITH LLC, New Castle, DE / USA	33
Prenova, Inc., Marietta, GA / USA	22[8]
Progressive Cooling Solutions, Inc., Berkeley / USA	40[8]
Reactive NanoTechnologies, Inc., Hunt Valley, MD / USA	21
Rether networks, Inc., Centereach, NY / USA	30
Siemens First Capital Commercial Finance, LLC, Oklahoma City, OK / USA	51[4]
TORP Terminal L.P., Houston, TX / USA	30
Treated Water Outsourcing J.V., Naperville, IL / USA	50

1 Control due to a majority of voting rights.
2 Control due to contractual arrangements.
3 Control due to economic circumstances.
4 No control due to contractual arrangements or legal circumstances.
5 No significant influence due to contractual arrangements or legal circumstances.
6 Significant influence due to contractual arrangements or legal circumstances.
7 Not consolidated due to immateriality.
8 Not accounted for using the equity method due to immateriality.
9 Exemption pursuant to §264b HGB.
10 Exemption pursuant to §264 (3) HGB.

154 Notes to Consolidated Financial Statements (in millions of €, except where otherwise stated and per share amounts)

September 30, 2010	Equity interest in %
Valeo Sylvania LLC, Seymour, IN/USA	50
WhoGlue, Inc., Baltimore, MD/USA	33[8]
XinRay Systems, LLC, Research Triangle Park, NC/USA	50[8]
Zargis Medical Corp., Princeton, NJ/USA	25
Innovex Capital En Tecnologia, C.A., Caracas/Venezuela	20
Asia (32 companies)	
Oil and Gas ProServ LLC, Baku/Azerbaijan	25[8]
Foshan Electrical and Lighting Co., Ltd., Foshan/China	13[6]
GIS Steel & Aluminum Products Co., Ltd. Hangzhou, Hangzhou/China	25
GSP China Technology Co., Ltd., Beijing/China	50
Guangzhou Morgan Seals Co., Ltd., Guangzhou/China	50[8]
Newcom Traffic Technology Co., Ltd., Beijing/China	23
OSRAM (China) Fluorescent Materials Co., Ltd., Yi Xing City/China	50[4]
Saitong Railway Electrification (Nanjing) Co., Ltd., Nanjing/China	50[8]
Shanghai Advanced Power Projects Co. Ltd., Shanghai/China	35[8]
Shanghai Electric Power Generation Equipment Co., Ltd., Shanghai/China	40
Siemens Traction Equipment Ltd., Zhuzhou, Zhuzhou/China	50
Yangtze Delta Manufacturing Co. Ltd., Hangzhou, Hangzhou/China	51[4]
Zhenjiang Siemens Busbar Trunking Systems Co. Ltd., Yangzhong/China	50
OSRAM Prosperity Company Ltd., Hongkong/Hong-Kong	50
Bangalore International Airport Ltd., Bengaluru/India	40

September 30, 2010	Equity interest in %
Torrent Power Services Pvt. Ltd., Ahmadabad/India	50[8]
P.T. Jawa Power, Jakarta/Indonesia	50
LAMP NOOR (P.J.S.) Co., Saveh/Iran	20[8]
Arava Power Company Ltd., D.N. Eilot/Israel	40[8]
Global Sun Israel, L.P., D.N. Eilot/Israel	38
Metropolitan Transportation Solutions Ltd., Rosh Haya'in/Israel	20[8]
Kanto Hochouki, Ibaragi/Japan	25[8]
Kikoeno Soudanshitsu, Tochigi/Japan	50[8]
Mitsubishi Electric OSRAM Ltd., Yokohama/Japan	49
TLT OSRAM-Melco Lighting Ltd., Yokosuka/Japan	50[8]
Yaskawa Siemens Automation & Drives Corp., Kitakyushu/Japan	50
Rousch (Pakistan) Power Ltd., Karachi/Pakistan	26
Arabia Electric Ltd. (Under Liquidation), Jeddah/Saudi Arabia	30[8]
The Gulf Reyrolle Ltd., Al Khobar/Saudi Arabia	49[8]
Power Automation Pte. Ltd., Singapore/Singapore	49
Modern Engineering and Consultants Co. Ltd., Bangkok/Thailand	40[8]
Siemens Transformers L.L.C, Abu Dhabi/United Arab Emirates	49
Africa (3 companies)	
Energie Electrique de Tahaddart S.A., Tanger/Morocco	20
VOEST-ALPINE Technical Services Ltd., Abuja/Nigeria	40[8]
Impilo Consortium (Pty.) Ltd., La Lucia/South Africa	31
Australia/New Zealand/Oceans (1 company)	
SILCAR Pty. Ltd., Glen Iris/Australia	50

1 Control due to a majority of voting rights.
2 Control due to contractual arrangements.
3 Control due to economic circumstances.
4 No control due to contractual arrangements or legal circumstances.
5 No significant influence due to contractual arrangements or legal circumstances.
6 Significant influence due to contractual arrangements or legal circumstances.
7 Not consolidated due to immateriality.
8 Not accounted for using the equity method due to immateriality.
9 Exemption pursuant to §264b HGB.
10 Exemption pursuant to §264 (3) HGB.

September 30, 2010	Equity interest in %	Net Income in mil. EUR	Equity in mil. EUR
Other investments[11]			
Germany (11 companies)			
Ausbildungszentrum für Technik, Informationsverarbeitung und Wirtschaft gemeinnützige GmbH (ATIW), Paderborn	100[4,5]	0	2
BSAV Kapitalbeteiligungen und Vermögensverwaltungs Management GmbH, Grünwald	100[4,5]	0	12
IBS AG, Höhr-Grenzhausen	8	1	12
Kyros Beteiligungsverwaltung GmbH, Grünwald	100[4,5]	– 26	145
PT Kapitalanlagen und Vermögensverwaltungs Management GmbH, Grünwald	100[4,5]	0	0
Realtime Technology AG, Munich	9	3	18
Siemens Pensionsfonds AG, Grünwald	100[4,5]	– 1	8
Siemens Venture Capital Fund 1 GmbH, Munich	100[4,5]	0	12
Siemens Venture Capital Fund 2 GmbH, Munich	100[4,5]	0	0
SIM 9. Grundstücksverwaltungs- und -beteiligungs-GmbH, Munich	100[4,5]	– 9	11
Unterstützungskasse der VDO Mess- und Regeltechnik GmbH, Schwalbach am Taunus	100[4,5]	0	0
Europe (without Germany) (5 companies)			
AREVA NP S.A.S., Courbevoie/France	34[5]	– 152	87
EDAP TMS S.A., Lyon/France	7	8	13
Medical Systems S.p.A., Genova/Italy	45[5]	13	49
Corporate XII S.A. (SICAV-FIS), Luxembourg/Luxemburg	100[4,5]	230	6,393
OAO Power Machines, Moscow/Russian Federation	25[5]	139	2
America (4 companies)			
Conproca S.A. de C.V., Mexico D.F./Mexico	15	– 5	– 74
Global Healthcare Exchange LLC, Westminster, CO/USA	7	8	72
iBAHN, South Jordan, UT/USA	9	– 1	34
Longview Intermediate Holdings B, LLC, Greenwich/USA	11	44	268

1 Control due to a majority of voting rights.
2 Control due to contractual arrangements.
3 Control due to economic circumstances.
4 No control due to contractual arrangements or legal circumstances.
5 No significant influence due to contractual arrangements or legal circumstances.
6 Significant influence due to contractual arrangements or legal circumstances.
7 Not consolidated due to immateriality.
8 Not accounted for using the equity method due to immateriality.
9 Exemption pursuant to §264b HGB.
10 Exemption pursuant to §264 (3) HGB.
11 Values according to the latest available local GAAP financial statements; the underlying fiscal year may differ from the Siemens fiscal year.

This is a translation of the German "Konzernabschluss gemäß §315a(1) HGB der Siemens AG zum 30. September 2010." Sole authoritative and universally valid version is the German language document.

154 Notes to Consolidated Financial Statements (in millions of €, except where otherwise stated and per share amounts)

Supervisory Board

Gerhard Cromme, Dr. iur.
Chairman

Chairman of the Supervisory Boards of Siemens AG and ThyssenKrupp AG

Date of birth: February 25, 1943
Member since: January 23, 2003

External positions

German supervisory board positions:
Allianz SE, Munich
(Deputy Chairman)
Axel Springer AG, Berlin
ThyssenKrupp AG, Duisburg and Essen
(Chairman)

Positions outside Germany:
Compagnie de Saint-Gobain S.A., France

Berthold Huber*
First Deputy Chairman

First Chairman, IG Metall

Date of birth: February 15, 1950
Member since: July 1, 2004

External positions

German supervisory board positions:
Audi AG, Ingolstadt
(Deputy Chairman)
Porsche Automobil Holding SE, Stuttgart

Josef Ackermann, Dr. oec.
Second Deputy Chairman

Chairman of the Managing Board and of the Group Executive Committee, Deutsche Bank AG

Date of birth: February 7, 1948
Member since: January 23, 2003

External positions

Positions outside Germany:
Belenos Clean Power Holding Ltd., Switzerland
(Deputy Chairman)
Royal Dutch Shell plc, Netherlands
Zurich Financial Services AG, Switzerland
(Deputy Chairman)

Lothar Adler*
Chairman of the Central Works Council, Siemens AG

Date of birth: February 22, 1949
Member since: January 23, 2003

Jean-Louis Beffa
Supervisory board member

Date of birth: August 11, 1941
Member since: January 24, 2008

External positions

Positions outside Germany:
Claude Bernard Participations SAS, France
(Chairman)
Compagnie de Saint-Gobain S.A., France
GDF SUEZ S.A., France
Groupe Bruxelles Lambert, Belgium
JL2B Conseil, France
(Chairman)
Le Monde S.A., France
Le Monde & Partenaires Associés S.A.S., France
Saint-Gobain Corporation, USA
Société Editrice du Monde S.A., France

Gerd von Brandenstein
Economist

Date of birth: April 6, 1942
Member since: January 24, 2008

External positions

German supervisory board positions:
degewo Aktiengesellschaft, Berlin

Michael Diekmann
Chairman of the Board of Management, Allianz SE

Date of birth: December 23, 1954
Member since: January 24, 2008

External positions

German supervisory board positions:
Allianz Deutschland AG, Munich
Allianz Global Investors AG, Munich
(Chairman)
BASF SE, Ludwigshafen am Rhein
(Deputy Chairman)
Linde AG, Munich
(Deputy Chairman)

Positions outside Germany:
Allianz France SA, France
(Deputy Chairman)
Allianz S.p.A., Italy

Hans Michael Gaul, Dr. iur.
Supervisory board member

Date of birth: March 2, 1942
Member since: January 24, 2008

External positions

German supervisory board positions:
Evonik Industries AG, Essen
EWE Aktiengesellschaft, Oldenburg
HSBC Trinkaus & Burkhardt AG, Düsseldorf
IVG Immobilien AG, Bonn
VNG-Verbundnetz Gas AG, Leipzig
Volkswagen AG, Wolfsburg

Peter Gruss, Prof. Dr. rer. nat.
President, Max-Planck-Gesellschaft zur Förderung der Wissenschaften e.V.

Date of birth: June 28, 1949
Member since: January 24, 2008

External positions

German supervisory board positions:
Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München, Munich

Bettina Haller*
Chairwoman of the Combine Works Council, Siemens AG

Date of birth: March 14, 1959
Member since: April 1, 2007

Hans-Jürgen Hartung*
Chairman of the Works Council, Siemens Energy Sector, Erlangen, Germany

Date of birth: March 10, 1952
Member since: January 27, 2009

Harald Kern*
Member of the Central Works Council, Siemens AG; Deputy Chairman of the Siemens Europe Committee

Date of birth: March 16, 1960
Member since: January 24, 2008

Nicola Leibinger-Kammüller, Dr. phil.
President and Chairwoman of the Managing Board, TRUMPF GmbH + Co. KG

Date of birth: December 15, 1959
Member since: January 24, 2008

External positions

German supervisory board positions:
Axel Springer AG, Berlin
Deutsche Lufthansa AG, Cologne
Voith AG, Heidenheim an der Brenz

Werner Mönius*

Chairman of the
Siemens Europe Committee

Date of birth: May 16, 1954
Member since: January 24, 2008

Håkan Samuelsson

Supervisory board member

Date of birth: March 19, 1951
Member since: January 24, 2008

External positions

German supervisory board positions:
Scandferries Holding GmbH, Rostock (Chairman)[1]
Scandlines GmbH, Rostock (Chairman)

Positions outside Germany:
Volvo Car Corporation, Sweden

Dieter Scheitor*

Physicist

Trade Union Commissioner
for Siemens, IG Metall

Date of birth: November 23, 1950
Member since: January 25, 2007

Rainer Sieg,* Dr. iur.

Chairman of the Committee of Spokespersons, Siemens group;
Chairman of the Central Committee of Spokespersons, Siemens AG

Date of birth: December 20, 1948
Member since: January 24, 2008

Birgit Steinborn*

Deputy Chairwoman of the
Central Works Council, Siemens AG

Date of birth: March 26, 1960
Member since: January 24, 2008

Lord Iain Vallance of Tummel

Chairman, Amsphere Ltd.

Date of birth: May 20, 1943
Member since: January 23, 2003

Sibylle Wankel*

Attorney, Bavarian
Regional Headquarters, IG Metall

Date of birth: March 3, 1964
Member since: April 1, 2009

External positions

German supervisory board positions:
Vaillant GmbH, Remscheid
ZEPPELIN GmbH, Friedrichshafen

1 Advisory board as comparable supervisory body

The Supervisory Board of Siemens AG has 20 members. As stipulated by the German Codetermination Act, half of the members represent Company shareholders, and half represent Company employees. The shareholder representatives were elected at the Annual Shareholders' Meeting on January 24, 2008, and the employee representatives, whose names are marked with an asterisk (*), either were elected in accordance with the provisions of the German Codetermination Act on September 27, 2007, effective as of the end of the Annual Shareholders' Meeting on January 24, 2008, or replaced an employee representative who had resigned from the Supervisory Board. The Supervisory Board is elected for five years.

As of September 30, 2010

154 Notes to Consolidated Financial Statements (in millions of €, except where otherwise stated and per share amounts)

Supervisory Board committees

The Supervisory Board of Siemens AG has established six standing committees. Information on their activities in fiscal 2010 is provided on pages 7-8 of Part II of this Annual Report.

Committees	Meetings in fiscal 2010	Duties and responsibilities	Members as of September 30, 2010
Chairman's Committee	7 4 decisions by notational voting using written circulations	The Chairman's Committee deals, in particular, with matters concerning the Managing Board. The Committee makes recommendations to the full Supervisory Board on the appointment and revocation of the appointment of Managing Board members and lays the groundwork for Supervisory Board decisions regarding the system of Managing Board compensation and the total compensation of each Managing Board member. The Chairman's Committee concludes employment contracts with Managing Board members based on these decisions. In addition, the Committee makes recommendations to the full Supervisory Board on the composition of Supervisory Board committees. It decides whether to approve business transactions with Managing Board members and parties related to them. The Chairman's Committee also concerns itself with issues relating to corporate governance.	Gerhard Cromme, Dr. iur. (Chairman) Lothar Adler Josef Ackermann, Dr. oec. Berthold Huber
Audit Committee	6	The Audit Committee's duties include, in particular, preparing Supervisory Board reviews of the annual financial statements of Siemens AG and of the consolidated financial statements of Siemens worldwide. The Committee also discusses the company's quarterly reports and half-year financial reports, liaises with the independent auditors (particularly with regard to awarding the audit contract, defining the focal points of the audit, determining the auditors' fee and ensuring their independence) and monitors the effectiveness of the company's internal control system, risk management system and internal audit system.	Hans Michael Gaul, Dr. iur.[1,2] (Chairman) Gerhard Cromme, Dr. iur.[1] Bettina Haller Dieter Scheitor Birgit Steinborn Lord Iain Vallance of Tummel
Compliance Committee	5	The Compliance Committee's duties include, in particular, monitoring compliance with legal requirements, official regulations and internal company policies.	Gerhard Cromme, Dr. iur. (Chairman) Lothar Adler Hans Michael Gaul, Dr. iur. Bettina Haller Lord Iain Vallance of Tummel Sibylle Wankel

1 Audit committee financial expert as defined by the Sarbanes-Oxley Act
2 Fulfills the requirements of Section 100, paragraph 5 and Section 107, paragraph 4 of the German Stock Corporation Act (Aktiengesetz)

Committees	Meetings in fiscal 2010	Duties and responsibilities	Members as of September 30, 2010
Finance and Investment Committee	2 2 decisions by notational voting using written circulations	The duties of the Finance and Investment Committee include laying the groundwork – on the basis of the company's overall strategy, which is the subject of an annual strategy meeting of the Supervisory Board – for the Supervisory Board's negotiations and decisions regarding the company's financial situation and structure, its investments in property, plant and equipment and its financial investments. In addition, the Committee decides on behalf of the Supervisory Board whether to approve business transactions requiring Supervisory Board approval that have a value of less than €600 million. It also exercises the Supervisory Board's rights under Section 32 of the German Codetermination Act to make decisions regarding the exercise of ownership rights resulting from interests in other companies. As stipulated in Section 32, paragraph 1, sentence 2 of the German Codetermination Act, decisions of the Finance and Investment Committee under Section 32 of the Act are made only by the Committee's shareholder representatives.	Gerhard Cromme, Dr. iur. (Chairman) Lothar Adler Jean-Louis Beffa Gerd von Brandenstein Werner Mönius Håkan Samuelsson Dieter Scheitor Birgit Steinborn
Nominating Committee	0	The Nominating Committee recommends suitable candidates for election to the Supervisory Board by the Annual Shareholders' Meeting.	Gerhard Cromme, Dr. iur. (Chairman) Josef Ackermann, Dr. oec. Hans Michael Gaul, Dr. iur.
Mediation Committee, under Section 27, paragraph 3 and Section 31, paragraphs 3 and 5 of the German Codetermination Act	0	The Mediation Committee, whose establishment is mandatory under German law, makes recommendations to the Supervisory Board regarding the appointment and revocation of the appointment of Managing Board members if the Supervisory Board has not approved these appointments and / or revocations by the required two-thirds majority on the first vote.	Gerhard Cromme, Dr. iur. (Chairman) Lothar Adler Josef Ackermann, Dr. oec. Berthold Huber

Further information on corporate governance at Siemens is available at *www.siemens.com/corporate-governance*.

Managing Board

Peter Löscher

President and Chief Executive Officer, Siemens AG

Date of birth: September 17, 1957
First appointed: July 1, 2007
Term expires: March 31, 2012

External positions

German supervisory board positions:
Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München, Munich

Wolfgang Dehen

Date of birth: February 9, 1954
First appointed: January 1, 2008
Term expires: March 31, 2012

External positions

German supervisory board positions:
TÜV Süd AG, Munich

Company positions

Positions outside Germany:
Siemens Ltd., China
(Chairman)
Siemens Ltd., India
Siemens Pte. Ltd., Singapore

Brigitte Ederer

(since July 1, 2010)

Date of birth: February 27, 1956
First appointed: July 1, 2010
Term expires: June 30, 2015

External positions

Positions outside Germany:
Boehringer Ingelheim RCV GmbH, Austria
Österreichische Industrieholding AG (ÖIAG), Austria

Company positions

Siemens Aktiengesellschaft Österreich, Austria
(Chairwoman)
Siemens France Holding S.A.S., France
Siemens Holding S.p.A., Italy
(Deputy Chairwoman)
Siemens Holdings plc, UK
Siemens Nederland N.V., Netherlands
(Chairwoman)
Siemens S.A., Spain
(Chairwoman)
Siemens Sanayi ve Ticaret A.Ş., Turkey
Siemens S.p.A., Italy
(Deputy Chairwoman)
Siemens s.r.o., Czech Republic
(Chairwoman)

Heinrich Hiesinger, Dr.-Ing.

(until September 30, 2010)

Date of birth: May 25, 1960
First appointed: June 1, 2007
Term originally to have expired: March 31, 2012

External positions

German supervisory board positions:
Deutsche Messe Aktiengesellschaft, Hanover (until June 30, 2010)
INPRO Innovationsgesellschaft für fortgeschrittene Produktionssysteme in der Fahrzeugindustrie mbH, Berlin (until December 31, 2009)

Company positions
(until June 30, 2010)

German supervisory board positions:
OSRAM GmbH, Munich
(Chairman)

Positions outside Germany:
Siemens Industry, Inc., USA
(Chairman)
Siemens Ltd., China
Siemens Schweiz AG, Switzerland
(Chairman)

Joe Kaeser

Date of birth: June 23, 1957
First appointed: May 1, 2006
Term expires: March 31, 2016

External positions

German supervisory board positions:
Allianz Deutschland AG, Munich
Bayerische Börse AG, Munich

Positions outside Germany:
Enterprise Networks Holdings B.V., Netherlands
NXP Semiconductors N.V., Netherlands

Company positions

German supervisory board positions:
BSH Bosch und Siemens Hausgeräte GmbH, Munich

Positions outside Germany:
Nokia Siemens Networks B.V., Netherlands
Siemens Aktiengesellschaft Österreich, Austria
Siemens Corp., USA
(Deputy Chairman)
Siemens Ltd., India

Barbara Kux

Date of birth: February 26, 1954
First appointed: November 17, 2008
Term expires: November 16, 2013

External positions

German supervisory board positions:
ZF Friedrichshafen AG, Friedrichshafen

Positions outside Germany:
Firmenich International SA, Switzerland
(until October 12, 2010)

Hermann Requardt, Prof. Dr. phil. nat.

Date of birth: February 11, 1955
First appointed: May 1, 2006
Term expires: March 31, 2016

External positions

German supervisory board positions:
Software Aktiengesellschaft, Darmstadt

Company positions

German supervisory board positions:
BSH Bosch und Siemens Hausgeräte GmbH, Munich
OSRAM GmbH, Munich

Positions outside Germany:
Siemens Healthcare Diagnostics Inc., USA
Siemens Holding K.K., Japan
(Chairman)
Siemens Japan K.K., Japan
(Chairman)
Siemens Medical Solutions USA, Inc., USA
(Chairman)

Siegfried Russwurm, Prof. Dr.-Ing.

Date of birth: June 27, 1963
First appointed: January 1, 2008
Term expires: March 31, 2012

External positions

German supervisory board positions:
Deutsche Messe Aktiengesellschaft, Hanover

Company positions

German supervisory board positions:
BSH Bosch und Siemens Hausgeräte GmbH, Munich
OSRAM GmbH, Munich (Chairman)

Positions outside Germany:
AEL(L) Ltd., Saudi Arabia (Deputy Chairman)
Nokia Siemens Networks B.V., Netherlands
Siemens Industry, Inc., USA (Chairman)
Siemens Ltd., China
Siemens Ltd., Saudi Arabia (Deputy Chairman)
Siemens Ltd., South Africa (Chairman)
Siemens Middle East, FZ-LLC, United Arab Emirates
Siemens Schweiz AG, Switzerland (Chairman)
VA TECH T & D Co. Ltd., Saudi Arabia

Peter Y. Solmssen

Date of birth: January 24, 1955
First appointed: October 1, 2007
Term expires: March 31, 2012

Company positions

Positions outside Germany:
Nokia Siemens Networks B.V., Netherlands
Siemens Canada Ltd., Canada (Chairman)
Siemens Corp., USA (Chairman)
Siemens S.A., Colombia (Chairman)
Siemens S.A. de C.V., Mexico (Chairman)

154 Notes to Consolidated Financial Statements (in millions of €, except where otherwise stated and per share amounts)

Managing Board committees

Committee	Meetings in fiscal 2010	Duties and responsibilities	Members as of September 30, 2010
Equity and Employee Stock Committee	3 decisions by notational voting using written circulations	This committee oversees the utilization of authorized capital in connection with the issuance of employee stock as well as the implementation of various capital measures. It also determines the scope and conditions of the stock-based compensation components and/or compensation programs offered to employees and managers (excluding the Managing Board).	Peter Löscher (Chairman) Joe Kaeser Siegfried Russwurm, Prof. Dr.-Ing. (until June 30, 2010) Brigitte Ederer (since July 1, 2010)

Further information on corporate governance at Siemens is available at *www.siemens.com/corporate-governance*.

Additional information

Statement of the Managing Board

The Managing Board of Siemens Aktiengesellschaft is responsible for preparing the consolidated financial statements and the group management report. The consolidated financial statements have been prepared in accordance with accepted accounting principles and complemented by internationally customary additional information. The group management report is consistent with the consolidated financial statements and is combined with the management report of Siemens Aktiengesellschaft.

Siemens employs extensive internal controls, company-wide uniform reporting guidelines and additional measures, including employee training and continuing education, with the intention that its financial reporting is conducted in accordance with accepted accounting principles.

Members of the management of the Sectors, Divisions, Cross-Sector Businesses, Cross-Sector Services, Regional Clusters and certain Corporate Units, supported by certifications of management of entities under their responsibility have confirmed to us the correctness of the financial data they have reported to Siemens' corporate headquarters and the effectiveness of the related control systems. Compliance with the guidelines as well as the reliability and effectiveness of the control systems are continuously examined by Internal Corporate Audit throughout the group.

Our risk management system complies with the requirements of the German Corporation Act (AktG). Our risk management system is designed to enable the Managing Board to recognize potential risks early on and initiate timely countermeasures.

In accordance with the resolution adopted at the Annual Shareholders' Meeting, Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft has audited the consolidated financial statements and group management report, and issued an unqualified opinion.

Together with the independent auditors, the Supervisory Board has thoroughly examined the consolidated financial statements, the group management report, and the independent auditors' report. The result of this examination is included in the Report of the Supervisory Board (pages 6 to 11 of the financial section of this Annual Report).

The Managing Board
of Siemens Aktiengesellschaft

Responsibility statement

To the best of our knowledge, and in accordance with the applicable reporting principles, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the group, and the group management report, which has been combined with the management report for Siemens AG, includes a fair review of the development and performance of the business and the position of the group, together with a description of the material opportunities and risks associated with the expected development of the group.

Munich, November 25, 2010

Siemens AG
The Managing Board

Peter Löscher
Joe Kaeser
Prof. Dr. Siegfried Russwurm

Wolfgang Dehen
Barbara Kux
Peter Y. Solmssen

Brigitte Ederer
Prof. Dr. Hermann Requardt

Independent auditors' report

We have audited the consolidated financial statements prepared by Siemens Aktiengesellschaft, Berlin and Munich, comprising the consolidated statements of financial position, income, comprehensive income, cash flows and changes in equity and the notes to the consolidated financial statements, together with the group management report, which is combined with the management report of Siemens Aktiengesellschaft, for the fiscal year from 1 October 2009 to 30 September 2010. The preparation of the consolidated financial statements and the group management report in accordance with IFRS as adopted by the European Union (EU), and the additional requirements of German commercial law pursuant to Sec. 315a (1) HGB ["Handelsgesetzbuch": "German Commercial Code"] are the responsibility of the Managing Board of Siemens Aktiengesellschaft. Our responsibility is to express an opinion on the consolidated financial statements and on the group management report based on our audit. In addition we have been instructed to express an opinion as to whether the consolidated financial statements comply with IFRS as issued by the IASB.

We conducted our audit of the consolidated financial statements in accordance with Sec. 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW) and in supplementary compliance with International Standards on Auditing (ISA). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by the Managing Board, as well as evaluating the overall presentation of the consolidated financial statements and the group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRS as adopted by the EU and the additional requirements of German commercial law pursuant to Sec. 315a (1) HGB and IFRS as issued by the IASB and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Munich, November 25, 2010

Ernst & Young GmbH
Wirtschaftsprüfungsgesellschaft

Prof. Dr. Pfitzer	Krämmer
Wirtschaftsprüfer	Wirtschaftsprüfer
[German Public Auditor]	[German Public Auditor]

Five-year summary

Five-year summary

Revenue and earnings[1] (in millions of €)	2010	2009	2008	2007	2006
Revenue	**75,978**	76,651	77,327	72,448	66,487
Gross profit	**21,647**	20,710	21,043	20,876	17,379
Income from continuing operations	**4,112**	2,457	1,859	3,909	2,642
Net income	**4,068**	2,497	5,886	4,038	3,345

Assets, liabilities and equity[1] (in millions of €)	2010	2009	2008	2007	2006
Current assets[2]	**49,648**	43,634	43,015	47,932	50,014
Current liabilities[2]	**40,591**	36,486	42,117	43,894	38,964
Debt	**19,913**	19,638	16,079	15,497	15,297
Long-term debt	**17,497**	18,940	14,260	9,860	13,122
Net debt[3]	**(5,560)**	(9,309)	(9,034)	(11,299)	(4,487)
Pension plans and similar commitments	**8,464**	5,938	4,361	2,780	5,083
Equity	**29,096**	27,287	27,380	29,627	25,895
as a percentage of total assets	**28**	29	29	32	30
Total assets	**102,827**	94,926	94,463	91,555	87,528

Cash flows[1] (in millions of €)	2010	2009	2008	2007	2006
Net cash provided by operating activities[2]	**9,447**	6,246	8,738	9,822	5,003
Amortization, depreciation and impairments[4]	**2,973**	2,839	3,015	2,625	2,314
Net cash used in investing activities[2]	**(2,768)**	(2,968)	(9,446)	(10,068)	(4,315)
Additions to intangible assets and property, plant and equipment[2]	**(2,336)**	(2,460)	(2,999)	(3,067)	(3,183)
Net cash provided by (used in) financing activities	**(2,823)**	36	3,730	(5,792)	1,540
Net increase (decrease) in cash and cash equivalents	**4,023**	3,275	1,989	(5,274)	2,093
Free cash flow	**7,111**	3,786	5,739	6,755	1,820

Employees[1] – continuing operations	2010	2009	2008	2007	2006
Employees[5] (September 30, in thousands)	**405**	405	427	398	371

Key capital market data (in €, unless otherwise indicated)	2010	2009	2008	2007	2006
Earnings per share from continuing operations	**4.54**	2.60	1.91	4.13	2.78
Diluted earnings per share from continuing operations	**4.49**	2.58	1.90	3.99	2.77
Dividend per share	**2.70**[6]	1.60	1.60	1.60	1.45
Siemens stock price[7]					
High	**79.37**	66.45	108.86	111.17	79.77
Low	**60.20**	35.52	64.91	66.91	60.08
Year-end (September 30)	**77.43**	63.28	65.75	96.42	68.80
Siemens stock performance over prior year (in percentage points)					
Compared to DAX index	**15.53**	2.24	(4.68)	11.72	(9.80)
Compared to MSCI World	**18.53**	1.86	(4.46)	21.56	(4.95)
Number of shares (in millions)	**914**	914	914	914	891
Market capitalization at period-end (in millions of €)[8]	**67,351**	54,827	56,647	88,147	61,307
Credit rating of long-term debt					
Standard & Poor's	**A+**	A+	AA–	AA–	AA–
Moody's	**A1**	A1	A1	A1	Aa3

1 The historical results of Siemens VDO Automotive (SV) are reported as discontinued operations in the Consolidated Statements of Income for all periods presented.
2 Changes in accounting pronouncements resulted in the reclassification of certain items. Fiscals 2010, 2009 and 2008 are presented on a comparable basis. Fiscals 2007 and 2006 are not adjusted. For further information, see Consolidated Financial Statements.
3 Net debt includes four positions of the Consolidated Balance Sheets: Cash and cash equivalents, current Available-for-sale financial assets, Short-term debt and current maturities of long-term debt and Long-term debt.
4 Amortization and impairment of intangible assets other than goodwill and depreciation and impairment of property, plant and equipment.
5 Without temporary student workers and trainees. For information regarding personnel related costs see Note 35.
6 To be proposed at the Annual Shareholders' Meeting.
7 Xetra closing prices, Frankfurt.
8 Based on shares outstanding.

Quarterly data (in millions of €)	2010	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue	**75,978**	21,229	19,170	18,227	17,352
Net income	**4,068**	(396)	1,435	1,498	1,531

Quarterly data (in millions of €)	2009	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue	**76,651**	19,714	18,348	18,955	19,634
Net income	**2,497**	(1,063)	1,317	1,013	1,230

Glossary

A

adjusted EBITDA	Abbreviation for adjusted »Earnings Before Interest, Taxes, Depreciation and Amortization«. Siemens defines adjusted EBITDA as Income from continuing operations before income taxes less Other financial income (expense), net, less Interest expense, less Interest income, as well as less Income (loss) from investments accounted for using the equity method, net (adjusted EBIT) before amortization and depreciation and impairment of property, plant and equipment and goodwill.
American Depository Shares (ADS) / American Depositary Receipts (ADR)	Negotiable share certificates issued by major U.S. banks, related to non-American shares deposited with them. ADS are traded on U.S. stock exchanges instead of shares.
Asset Management	The process of managing and controlling corporate assets in order to enhance operational efficiency in using these assets in business operations.
Associates	An associate is an entity, including an unincorporated entity such as a partnership, over which the investor has significant influence and that is neither a subsidiary nor an interest in a joint venture. Associates are accounted for under the equity method (> Equity method).

C

Captive finance entity	A financial services unit organized of an industrial enterprise that offers financial solutions primarily to customers of the operating units of that enterprise.
Cash conversion rate (continuing operations)	Ratio of Free cash flow from continuing operations to Income from continuing operations. Cash conversion rate was our liquidity measure in our Fit42010 program.
Cash flows	Cash flows are inflows and outflows of cash (cash on hand and demand deposit) and cash equivalents (short-term highly liquid financial investments). Cash flows are presented in the Consolidated Statements of Cash Flow.
Comfort Letter	A comfort letter is a written statement of an accounting firm, concluding on the results of separately agreed procedures. Those procedures are performed on financial disclosures which are presented in a prospectus prepared for issuance of securities.
Commercial paper	Commercial papers are short-term debt instruments in the form of bearer bonds. Such short-term debt instruments are issued in the money market by companies with strong credit ratings.
Commercial Paper Program	Program for the issuance of commercial papers that can be drawn in different currencies.
Compliance	Compliance with laws as well as with external and internal guidance or codes of conduct.
Corporate Treasury	A corporate function responsible for the financial management, particularly relating to the liquidity and cash management as well as the financial risk management.

D

Deferred taxes	Assets and liabilities arising from the different treatment of transactions for financial and tax reporting purposes.
Defined benefit obligation	Defined benefit obligation (DBO) is the present value, without deducting any plan assets, of expected future payments required to settle the pension obligation resulting from employee service in the current and prior periods.
Defined benefit plans	Defined benefit plans are post-employment benefit plans other than defined contribution plans (see defined contribution plans).
Defined contributions plans	Defined contribution plans are post-employment benefit plans under which an entity pays fixed contributions into a separate entity (a fund) and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits relating to employee service in the current and prior periods.
Derivative	A derivative is an instrument that derives its value from that of an underlying instrument (such as shares, bonds, currencies or commodities) or index (such as interest rates); it is settled at a future date and requires no or a relatively low initial investment.
Diluted earnings per share	Dilution is a reduction in earnings per share or an increase in loss per share resulting from the assumption that convertible instruments are converted, that options or warrants are exercised, or that ordinary shares are issued upon the satisfaction of specified conditions.
Discontinued operations	A component of an entity that either has been disposed of or is classified as held for sale and represents a separate major line of business or geographical area of operations, it is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations or it is a subsidiary acquired exclusively with a view to resale.

E

Equity method	The equity method is a method under which associates are accounted for in the Consolidated Financial Statements. Under the equity method, the investment in an associate is initially recognized at cost and the carrying amount is subsequently increased or decreased for changes of the investor's share of net assets of the investee, which includes the investor's share of the profit or loss of the investee after the date of acquisition.
Expected return on plan assets	An estimation of expected return derived from pension plan assets at the beginning of fiscal year.

F

Free cash flow	A measure of operative cash generation. Siemens defines Free cash flow as inflows and outflows of cash and cash equivalents provided by (used in) operating activities less cash outflows for additions to intangible assets and property, plant and equipment.
Functional costs	Functional costs comprise Cost of goods sold and services rendered, Research and development expenses, Marketing, selling and general administrative expenses.
Funded status of pension plan	The difference between a pension plan's defined benefit obligation (DBO) and the fair market value of assets designated to the pension plan (plan assets) as of a specific date.

G

German Corporate Governance Code	The German Corporate Governance Code presents essential statutory regulations for the management and supervision of German listed companies. It contains internationally and nationally recognized standards for good and responsible governance.
Gezeichnetes Kapital	A part of equity, representing the amount to which the shareholders' liability is limited. It is also referred to as share capital (Grundkapital) in a German stock corporation.
Goodwill	Excess of acquirer's interest in the net fair value of acquiree's net assets over the cost of acquisition.

H

Hedge Accounting	Hedge Accounting is a certain accounting method related to hedging of cash flows or fair values of assets and liabilities with a hedging instrument such as derivatives.
HGB	Abbreviation for German Commercial Code (HGB). Forms the basis of the accounting concepts, measurement techniques and standards of presentation used in financial statements in Germany.
Hybrid bond	A hybrid bond is a corporate bond that, due to its characteristics such as long maturity date and subordination, bears the character of both debt and equity.

I

IFRS	Abbreviation for International Financial Reporting Standards (IFRS), previously International Accounting Standards (IAS). According to the IAS regulation endorsed by the European Union, publicly traded companies in the European Union are required to prepare their consolidated financial statements in accordance with IFRS.

J

Joint venture	A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control.

L

Leasing	A lease is an agreement whereby the lessor conveys to the lessee in return for a payment or series of payments the right to use an asset for an agreed period of time.

M

Medium Term Notes Program	A Medium Term Notes Program is a kind of framework between companies and traders of notes (often banks). Under such a program, a company has the possibility of issuing securities to the capital market. This provides flexibility in raising debts within a very short period of time. Terms and conditions of each note, especially regarding maturity, interest and currency, are determined at the date of issuance and are in accordance with emission target and prevailing market conditions.
Moody's Investors Service	Independent rating agency that provides standardized indicators for assessing a companies' credit ratings.

N

Net periodic benefit cost (NPBC)	The amount of pension costs recorded in the Consolidated Statements of Income. Net periodic benefit cost components include service cost, interest cost, expected return on plan assets, amortization of past service cost or benefits and gains or losses due to settlements and curtailments of plans.
Net working capital	Net working capital is the net amount of current assets less current liabilities. It may be used as a measure of liquidity, by providing a relation between current assets and current liabilities.
NYSE	Abbreviation for "New York Stock Exchange."

P

Plan assets	Plan assets related to pension plans comprise assets held by a long-term employee benefit fund and qualifying insurance policies. Plan assets are held by an entity (a fund) that is legally separate from the reporting entity and exists solely to pay or fund employee benefits. Plan assets are to be used only to pay or fund employee benefits; they are not available to the reporting entity's general use.

R

Rating	Standardized indicator for the assessment of issuers' credit ratings; carried out by specialized agencies (such as Standard & Poor's or Moody's Investors Service).
Return on capital employed (ROCE)	This indicator shows how efficiently a company works with the capital of its shareholders and lenders.
R&D	Abbreviation for "research and development."
Risk management	Systematic process to identify and assess potential opportunities and risks and to select and implement response strategies with respect to these opportunities and risks.

S

SEC	Abbreviation for Securities and Exchange Commission, the stock exchange supervisory authority in the U.S.
Sensitivity analysis	Analysis of effects of possible changes in assumptions.
Standard & Poor's	Independent rating agency that provides standardized indicators for the assessment of companies' credit ratings.
Stock options	Form of employee incentive and compensation. The employee is granted a right to purchase Siemens shares at a pre-determined exercise price within a stipulated period in the future.

W

Weighted Average Cost of Capital (WACC)	The weighted average cost of capital is the rate that a company is expected to pay on average to all its providers of capital to finance its assets.

Index

Information resources

FURTHER INFORMATION ON THE CONTENTS OF THIS ANNUAL REPORT IS AVAILABLE FROM:

Address	Siemens AG Wittelsbacherplatz 2 80333 Munich Germany
Phone	+49 89 636-33443 (Media Relations) +49 89 636-32474 (Investor Relations)
Fax	+49 89 636-30085 (Media Relations) +49 89 636-32830 (Investor Relations)
E-mail	press@siemens.com investorrelations@siemens.com

CONCEPT AND COORDINATION

Corporate Communications and Government Affairs:
Christoph Wegener, Johannes von Karczewski
Corporate Finance:
Ralph Dietrich

LAYOUT

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PRODUCTION

Publicis KommunikationsAgentur GmbH, GWA, Munich

ECOFRIENDLY PRODUCTION

This Annual Report has been produced using chlorine-free bleached materials and climate-neutral production processes. In accordance with the guidelines of the Forest Stewardship Council (FSC), all the paper used in this Annual Report comes from controlled sources such as sustainable forests. The mill in which the paper was produced is certified in accordance with ISO 9001, 14001 and 18001 guidelines. It uses only chlorine-free bleached pulps (TCF), which were subsequently processed using small amounts of elemental chlorine (ECF).



MIX
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Further information



INTERNET
The Siemens Annual Report for 2010 is available at *www.siemens.com/annual-report.*

The Siemens Sustainability Report is available at *www.siemens.com/sustainability-report.*
The company publication *Pictures of the Future* is available at *www.siemens.com/pof.*



MOBILE INTERNET
The Siemens Annual Report for 2010 is available at *www.siemens.com/ar-mobile.*

The Siemens Global Mobile Website can be accessed at *m.siemens.com.*

PRINTED COPIES OF THE ANNUAL REPORT ARE AVAILABLE FROM:

E-mail	siemens@bek-gmbh.de
Internet	*www.siemens.com/order-annualreport*
Phone	+49 7237 480024
Fax	+49 7237 1736

SIEMENS EMPLOYEES MAY ALSO OBTAIN COPIES FROM:
LZF, Fürth-Bislohe

Intranet	*https://c4bs.gss.siemens.com*
Fax	+49 911 654-4271
English	Order no. A19100-F-V83-X-7600
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Employees should be sure to include their postal address and complete order data (Org-ID and cost center information).

In addition to an Annual Report at the end of each fiscal year, Siemens publishes quarterly consolidated financial statements in the form of press releases. Conference calls with journalists and analysts supplement these reports. Two major press conferences – one at mid-year and one at year-end – as well as an annual analyst conference give journalists and analysts further opportunities to review developments in our businesses. The financial reports for the first three quarters are complemented by an extensive interim report comprising management's discussion and analysis as well as the Consolidated Financial Statements (with notes). These reports are submitted to Deutsche Börse and the U.S. Securities and Exchange Commission (SEC), among other organizations. Siemens also provides the SEC with the Annual Report on Form 20-F. All of these financial reports are available at *www.siemens.com/financialreports.*

Company structure



ORGANIZATION CHART

Company structure

Managing Board of Siemens AG[1]

Peter Löscher
President and Chief Executive Officer

Corporate Communications and Government Affairs

Corporate Development

Joe Kaeser

Corporate Finance and Controlling

Financial Services

Siemens IT Solutions and Services

Siemens Real Estate

Equity Investments

Brigitte Ederer

Corporate Human Resources

Europe, Commonwealth of Independent States

Peter Y. Solmssen

Corporate Legal and Compliance

Americas

Industry Sector Siegfried Russwurm

Industry Automation Anton S. Huber

Drive Technologies Klaus Helmrich

Building Technologies Johannes Milde

OSRAM Martin Goetzeler

Industry Solutions Jens Michael Wegmann

Mobility Hans-Jörg Grundmann

Energy Sector Wolfgang Dehen

Fossil Power Generation Michael Süß

Renewable Energy René Umlauft

Oil & Gas Tom Blades

Energy Service Randy H. Zwirn

Power Transmission Udo Niehage

Power Distribution Ralf Christian

Regional Cluster organization

Europe, C.I.S.,[2] Africa, Middle East

Germany Rudolf Martin Siegers

North West Europe Andreas J. Goss

South West Europe Francisco Belil

Central Eastern Europe Wolfgang Hesoun

Russia/Central Asia Dietrich Möller

Africa Dirk Hoke

Middle East Erich Käser

Americas

USA Eric Spiegel

Canada Roland Aurich

Meso-America Louise Koopman Goeser

Brazil Adilson Primo

Austral-Andina Daniel Fernandez

1 See also pages 6-7 of Part I and pages 258-59 of Part II of this Annual Report.
2 Commonwealth of Independent States

Barbara Kux

- Corporate Supply Chain Management
- Corporate Sustainability
- Global Shared Services

Siegfried Russwurm

- Industry
- Corporate Information Technology
- Africa, Middle East

Wolfgang Dehen

- Energy
- Asia, Australia

Hermann Requardt

- Healthcare
- Corporate Technology

Healthcare Sector Hermann Requardt

Imaging and Therapy Systems Bernd Montag

Clinical Products Norbert Gaus

Diagnostics Michael Reitermann

Customer Solutions Tom Miller

Cross-Sector Businesses

Siemens IT Solutions and Services Christian Oecking

Financial Services Roland Chalons-Browne

Cross-Sector Services

Global Shared Services Michel de Zeeuw

Siemens Real Estate Zsolt Sluitner

Asia, Australia

North East Asia Mei-Wei Cheng

South Asia Armin Bruck

Japan TBA

Pacific Albert Goller

ASEAN Lothar Herrmann

As of December 1, 2010

Members of the Supervisory Board are listed on pages 254-55 of Part II of this Annual Report.

www.siemens.com

Siemens Aktiengesellschaft

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: December 8, 2010

/s/ DR. KLAUS PATZAK

Name: Dr. Klaus Patzak
Title: Corporate Vice President and Controller

/s/ DR. JUERGEN M. WAGNER

Name: Dr. Juergen M. Wagner
Title: Head of Financial Disclosure and Corporate Performance Controlling